As filed with the Securities and Exchange Commission on October 6, 2011

Registration No. 333-175778

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PONIARD PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Washington	2837	91-1261311
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

750 Battery Street, Suite 330

San Francisco, CA 94111

(650) 583-3774

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald A. Martell

750 Battery Street, Suite 330

San Francisco, CA 94111

(650) 583-3774

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

James R. Lisbakken, Esq. Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, Washington 98101-3099 (206) 359-3237	Ronald A. Martell 750 Battery Street, Suite 330 San Francisco, CA 94111 (650) 583-3774	Stephen M. Graham, Esq. Fenwick & West LLP 1191 Second Avenue, 10th Floor Seattle, Washington 98101 (206) 389-4520

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

☐ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☒ Smaller reporting company
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/consent solicitation is not complete and may be changed. Poniard may not issue the securities being offered by use of this proxy statement/prospectus/consent solicitation until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus/consent solicitation is a part, is effective. This proxy statement/prospectus/consent solicitation is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 6, 2011

We are furnishing this proxy statement/prospectus/consent solicitation to the holders of Poniard Pharmaceuticals, Inc.’s common stock and to holders of Allozyne, Inc.’s common stock, Series A Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock.

The boards of directors of Poniard Pharmaceuticals, Inc., or Poniard, and Allozyne, Inc., or Allozyne, have each unanimously approved the Agreement and Plan of Merger and Reorganization, or the merger agreement, by and among Poniard, Allozyne and FV Acquisition Corp., or the Merger Sub, a direct wholly owned subsidiary of Poniard, pursuant to which the Merger Sub will merge with and into Allozyne and Allozyne will survive the merger as a wholly owned subsidiary of Poniard.

Poniard is soliciting proxies for use at a special meeting of shareholders to consider and vote upon (i) a proposal to approve the issuance of Poniard common stock and the resulting change of control of Poniard pursuant to a merger transaction with Allozyne, (ii) a proposal to approve amendment of Poniard’s amended and restated articles of incorporation to effect a 1-for-40 reverse stock split, and (iii) a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the issuance of the shares or the reverse stock split.

Allozyne is soliciting written consents from its stockholders to consider and vote on a proposal to adopt the merger agreement with Poniard and approve the merger and the other transactions contemplated thereby.

If the merger is consummated, at the effective time of the merger, the outstanding shares of Allozyne common and preferred stock will be converted into the right to receive the number of shares of Poniard common stock representing approximately 65% of the shares of outstanding common stock of the combined company, after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s outstanding options, warrants and other securities convertible into capital stock. Each share of Allozyne common stock and Allozyne preferred stock is expected to convert into the right to receive that number of shares of Poniard common stock equal to approximately 0.0628, which is also known as the exchange ratio, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval by Poniard’s shareholders and prior to the consummation of the merger. The actual number of shares of Poniard common stock to be issued in respect of each share of Allozyne common stock or preferred stock, or the actual exchange ratio, will be adjusted to reflect Poniard’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the merger, divided by the number of shares of Allozyne common stock and Allozyne preferred stock outstanding and deemed outstanding pursuant to the formula set forth in the merger agreement and described in this proxy statement/prospectus/consent solicitation under the heading “The Merger Agreement—Merger Consideration and Adjustment”.

Poniard’s common stock is listed on The NASDAQ Capital Market under the symbol “PARD”. On [—], 2011, the last trading day before the date of this proxy statement/prospectus/consent solicitation, the closing sales price of the Poniard common stock was $[—] per share. Allozyne is a privately-held company, and there is currently no public market for its securities. Following the merger, the combined company is expected to be renamed Allozyne, Inc. and to change its symbol for trading on The NASDAQ Capital Market to “ALLO”.

This proxy statement/prospectus/consent solicitation provides you with detailed information about Poniard, Allozyne, the merger and the merger agreement. Please give all of the information in this proxy statement/prospectus/consent solicitation your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 24.

This proxy statement/prospectus/consent solicitation incorporates or refers to important business and financial information about Poniard and Allozyne that is not included in or delivered with this proxy statement/prospectus/consent solicitation. Such information is available without charge to stockholders of Poniard and Allozyne upon oral or written request at the following addresses: Poniard Pharmaceuticals, Inc., Attn: Investor Relations, 750 Battery Street, Suite 330, San Francisco CA 94111, or by telephone (650) 583-3774, and for information concerning Allozyne, Inc., Attn: Chief Financial Officer, 1600 Fairview Ave E., Suite 300, Seattle, WA 98102, or by telephone at (206) 518-5700. To obtain timely delivery, Poniard shareholders must request the information no later than five business days before the date of the special meeting of Poniard shareholders, or no later than November 14, 2011, and Allozyne stockholders must request the information before delivering their signed written consent, which must be delivered to Allozyne no later than November 21, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares to be issued under this proxy statement/prospectus/consent solicitation or passed upon the adequacy or accuracy of this proxy statement/prospectus/consent solicitation. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/consent solicitation is dated [—], 2011 and was first mailed to shareholders of Poniard and stockholders of Allozyne on or about [—], 2011.

Poniard Pharmaceuticals, Inc.

750 Battery Street, Suite 330

San Francisco, CA 94111

(650) 583-3774

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 21, 2011

TO THE SHAREHOLDERS OF PONIARD PHARMACEUTICALS, INC.:

NOTICE IS HEREBY GIVEN that Poniard Pharmaceuticals, Inc., a Washington corporation, will hold a special meeting of its shareholders on November 21, 2011 at 9:00 a.m., Pacific Time, at the offices of Bay City Capital, located at 750 Battery Street, Suite 400, San Francisco, California 94111, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of Poniard common stock and the resulting change of control of Poniard pursuant to the Agreement and Plan of Merger and Reorganization dated as of June 22, 2011, by and among Poniard, the Merger Sub and Allozyne, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/consent solicitation.

2. To consider and vote upon a proposal to approve the amendment of Poniard’s amended and restated articles of incorporation to effect a reverse stock split of Poniard’s outstanding common stock, at a ratio of 1-for-40.

3. To consider and vote upon an adjournment of the Poniard special meeting of shareholders, if necessary, to solicit additional votes if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

4. To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournments or postponements thereof.

The board of directors of Poniard has fixed October 4, 2011 as the record date for determining which shareholders have the right to receive notice of and to vote at the Poniard special meeting of shareholders or any adjournments or postponements thereof. Only holders of record of shares of Poniard common stock at the close of business on the record date have the right to receive notice of and to vote at the Poniard special meeting of shareholders. At the close of business on the record date, Poniard had [—] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting of shareholders is required for approval of Poniard Proposal No. 1. The affirmative vote of the holders of a majority of the common shares having voting power outstanding on the record date of the Poniard special meeting is required for approval of Poniard Proposal No. 2. Approval of Proposal No. 3 requires that the votes cast “FOR” Proposal No. 3 by the shares of Poniard common stock present in person or by proxy at the Poniard special meeting exceed the votes cast “AGAINST” Proposal No. 3 at the Poniard special meeting.

Whether or not you plan to attend the Poniard special meeting of shareholders, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope. You may revoke the proxy at any time before its exercise in the manner described in the accompanying proxy statement/prospectus/consent solicitation. Any shareholder present at the Poniard special meeting of shareholders, including any adjournments or postponements of the meeting, may revoke such shareholder’s proxy and vote personally on the matters to be considered at the Poniard special meeting. Executed proxies with no instructions indicated thereon will be voted “FOR” each of the proposals outlined above.

This proxy statement/prospectus/consent solicitation describes the merger agreement and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention.

THE PONIARD BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF PONIARD AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE PONIARD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PONIARD SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

BY ORDER OF THE BOARD OF DIRECTORS

[—] Corporate Secretary

San Francisco, California

[—], 2011

Allozyne, Inc.

1600 Fairview Ave E., Suite 300

Seattle, WA 98102

(206) 518-5700

NOTICE OF SOLICITATION OF WRITTEN CONSENT

TO THE STOCKHOLDERS OF ALLOZYNE, INC.:

Allozyne, Inc., a Delaware of corporation, has entered into Agreement and Plan of Merger and Reorganization dated as of June 22, 2011, by and among Poniard, the Merger Sub and Allozyne, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/consent solicitation, pursuant to which the Merger Sub would merge with and into Allozyne, with Allozyne surviving the merger as a wholly owned subsidiary of Poniard, and pursuant to which Poniard would issue shares of common stock to the stockholders of Allozyne, resulting in a change of control of Poniard.

This proxy statement/prospectus/consent solicitation is being delivered to you on behalf of the Allozyne board of directors to request that holders of Allozyne common stock and preferred stock as of October 7, 2011, or the record date, execute and return written consents to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

As a record holder of outstanding Allozyne common stock or preferred stock on the record date, you are urged to complete, date and sign the enclosed written consent and promptly return it to Allozyne. The Allozyne board of directors has set November 21, 2011 as the target final date for receipt of written consents. Allozyne reserves the right to extend the final date for receipt of written consents without any prior notice to stockholders.

This proxy statement/prospectus/consent solicitation describes the merger agreement and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A summary of the appraisal rights that may be available to you is provided in the section entitled “The Merger—Appraisal Rights” on page 101 of this proxy statement/prospectus/consent solicitation.

Written consents from the holders of (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock and (iii) at least three-fourths of the outstanding shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date, are required to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

Regardless of the number of shares you own, your written consent is important. Please complete, date and sign the written consent furnished with this proxy statement/prospectus/consent solicitation and return it promptly to Allozyne by one of the means described in “Solicitation of Allozyne Written Consent—Submission of Consents” on page 61 of this proxy statement/prospectus/consent solicitation. You may change or revoke your consent to a proposal at any time before the consents of holders of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of Allozyne.

THE ALLOZYNE BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE MERGER AND THE TERMS OF THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS FAIR, ADVISABLE AND IN THE BEST INTERESTS OF ALLOZYNE AND ITS STOCKHOLDERS. ACCORDINGLY, THE ALLOZYNE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALLOZYNE STOCKHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

BY ORDER OF THE BOARD OF DIRECTORS

[—] Corporate Secretary

Seattle, Washington

[—], 2011

i

(continued)

(continued)

(continued)

(continued)

Page
PONIARD’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	234

Important Information Regarding Forward-Looking Statements	234
General	234
Results of Operations	236
Results of Operations	245
Contractual Obligations and Off-Balance Sheet Arrangements	253
Critical Accounting Policies and Estimates	253

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF PONIARD	254

LEGAL MATTERS	255

EXPERTS	255

WHERE YOU CAN FIND ADDITIONAL INFORMATION	255

Information on Websites	256

OTHER MATTERS	256

Shareholder Proposals	256

HOUSEHOLDING OF PROXY MATERIALS	257

INDEX TO PONIARD FINANCIAL STATEMENTS	F-1

INDEX TO ALLOZYNE FINANCIAL STATEMENTS	F-50

ANNEXES	A-1

ANNEX A AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, DATED JUNE 22, 2011, BY AND AMONG PONIARD PHARMACEUTICALS, INC., ALLOZYNE, INC, AND FV ACQUISITION CORP.	A-A-1

ANNEX B SECTION 262 OF DELAWARE GENERAL CORPORATION LAW APPRAISAL RIGHTS	A-B-1

ANNEX C ALLOZYNE FORM OF STOCKHOLDER AGREEMENT AND IRREVOCABLE PROXY	A-C-1

ANNEX D PONIARD FORM OF SHAREHOLDER AGREEMENT AND IRREVOCABLE PROXY	A-D-1

ANNEX E OPINION OF LEERINK SWANN LLC	A-E-1

ANNEX F FORM OF ARTICLES OF AMENDMENT TO PONIARD’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT 1-for-40 REVERSE STOCK SPLIT	A-F-1

ANNEX G CHAPTER 23B.13 OF THE WASHINGTON BUSINESS CORPORATION ACT. DISSENTERS’ RIGHTS	A-G-1

v

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation does not give effect to the reverse stock split described in Poniard Proposal No. 2, beginning on page 212 in this proxy statement/prospectus/consent solicitation.

The following section provides answers to frequently asked questions about the merger and the effect of the merger on holders of Poniard common stock and Allozyne common and preferred stock, the Poniard special meeting of shareholders and the Allozyne stockholder action by written consent. This section, however, only provides summary information. Poniard and Allozyne urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation, including the annexes to this proxy statement/prospectus/consent solicitation, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the Poniard special meeting of shareholders and by the Allozyne stockholder action by written consent.

As used in this proxy statement/prospectus/consent solicitation, references to “Poniard” refer collectively to Poniard Pharmaceuticals, Inc. and its subsidiaries unless the context requires otherwise, references to “Allozyne” refer to Allozyne, Inc., and references to the “combined company” refer to Poniard following the proposed transaction described in this proxy statement/prospectus/consent solicitation and the anticipated change of Poniard’s name to “Allozyne, Inc.”

Questions and Answers Regarding the Merger

Q: What is the transaction?

A: Poniard, Allozyne and the Merger Sub, a wholly owned subsidiary of Poniard, have entered into an Agreement and Plan of Merger and Reorganization dated as of June 22, 2011, which is referred to in this proxy statement/prospectus/consent solicitation as the merger agreement, that contains the terms and conditions of the proposed business combination of Poniard and Allozyne. Pursuant to the terms and conditions of the merger agreement, the Merger Sub will be merged with and into Allozyne, with Allozyne surviving the merger as a wholly owned subsidiary of Poniard.

At the effective time of the merger, the outstanding shares of Allozyne capital stock will be converted into shares of Poniard common stock. As a result of the merger, holders of Allozyne common stock and preferred stock, options and warrants are expected to own or have the right to acquire in the aggregate approximately 65% of the combined company and the holders of Poniard common stock, preferred stock, options, warrants and restricted stock units, or RSUs, are expected to own or have the right to acquire in the aggregate approximately 35% of the combined company, both after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s outstanding options, warrants and other securities convertible into capital stock. At the effective time of the merger, Poniard will change its corporate name to “Allozyne, Inc.”

Q: Why am I receiving this proxy statement/prospectus/consent solicitation?

A: You are receiving this proxy statement/prospectus/consent solicitation because you have been identified as a stockholder of Poniard or Allozyne. If you are a shareholder of Poniard, you are entitled to vote at Poniard’s special meeting of shareholders. If you are a stockholder of Allozyne, you are entitled to vote by signing the Allozyne stockholder action by written consent, or the written consent. This document serves as a proxy statement of Poniard, used to solicit proxies for Poniard’s special meeting of shareholders, as a consent solicitation of Allozyne, and as a prospectus of Poniard, used to offer shares of Poniard common stock to Allozyne stockholders in exchange for shares of Allozyne capital stock pursuant to the terms of the merger agreement. This document contains important information about the merger, the shares of Poniard common stock to be issued in the merger and the special meeting of Poniard shareholders, and you should read it carefully.

Q: Why are the two companies proposing to merge?

A: The combined company that results from the merger will be a biotechnology company focused on developing and commercializing therapeutics in the areas of autoimmune and inflammatory disease and cancer. The combined company will have several potential advantages, including a new technology platform with product candidates in the pipeline, expected access to sufficient capital to fund its projected operating requirements for the foreseeable future and a proven and experienced management team.

Q: Who is paying for this proxy solicitation and consent solicitation?

A: Poniard and Allozyne are conducting this proxy/consent solicitation and will each bear their own costs of the proxy/consent solicitation, including the preparation, assembly, printing and mailing of this proxy statement/prospectus/consent solicitation, the proxy card and any additional information furnished to Poniard shareholders. Poniard and Allozyne will each bear its own legal expenses. Poniard has engaged and will pay D.F. King & Co. and BNY Mellon Shareowner Services, both proxy solicitation firms, to solicit proxies from Poniard shareholders. Poniard may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q: What is required to consummate the merger?

A: To consummate the merger, Poniard shareholders must approve the issuance of shares of Poniard common stock in the merger and the resulting change of control of Poniard and the amendment of the amended and restated articles of incorporation of Poniard effecting the reverse stock split, and Allozyne stockholders must approve and adopt the merger agreement and the merger contemplated in the merger agreement.

The approval by the shareholders of Poniard requires the affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting for the issuance of shares of Poniard common stock in the merger and the resulting change of control of Poniard, and the affirmative vote of the holders of a majority of the common stock having voting power outstanding on the record date of the Poniard special meeting for the reverse stock split. The approval of the proposal to adjourn the meeting, if necessary, to solicit additional proxies will be approved if the number of votes cast “FOR” the adjournment proposal exceeds the number of votes cast “AGAINST” the adjournment proposal at the Poniard special meeting of shareholders. The approval by the stockholders of Allozyne requires the affirmative vote of the holders of at least (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock, voting together as a single class, and (iii) at least three-fourths of the shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date, for the merger, the merger agreement and the transactions contemplated thereby.

Concurrent with and as a condition to execution of the merger agreement, certain Allozyne stockholders have entered into stockholder agreements with and granted irrevocable proxies in favor of Poniard to vote shares representing approximately 65% of the outstanding capital stock of Allozyne for approval of the merger and the merger agreement and against any competing acquisition proposals, subject to the terms of the stockholder agreement. In addition, certain Poniard shareholders have entered into shareholder agreements with and granted irrevocable proxies in favor of Allozyne to vote shares representing approximately 21% of the outstanding common stock of Poniard for approval of the merger and the merger agreement and against any competing acquisition proposals, subject to the terms of the shareholder agreement.

In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to Completion of the Merger” on page 111 of this proxy statement/prospectus/consent solicitation.

Q: When do Poniard and Allozyne expect to complete the merger?

A: Poniard and Allozyne are working to complete the merger during the fourth quarter of 2011, or as soon thereafter as reasonably possible. Poniard and Allozyne must first obtain the necessary approvals, including, but not limited to, the approval of each company’s stockholders, and satisfy the closing conditions described in the merger agreement. Neither Poniard nor Allozyne can assure you as to if all the conditions to the merger will be met nor can Poniard or Allozyne predict the exact timing of the closing of the merger. It is possible Poniard and Allozyne will not complete the merger.

Q: What are the material U.S. federal income tax consequences of the merger to me?

A: The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. As a result of the merger’s qualification as a reorganization, it is anticipated that Allozyne stockholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Allozyne common and preferred stock for shares of Poniard common stock, except with respect to cash received in lieu of fractional shares of Poniard common stock and except for Allozyne stockholders who exercise their appraisal rights with respect to the merger.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax consequences. For more information, please see the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 99 of this proxy statement/prospectus/consent solicitation.

Q: Who will be the directors of the combined company following the merger?

A: Following the merger, the board of directors of the combined company is expected to initially be comprised of seven directors, four of whom are currently directors of Allozyne and two of whom are currently directors of Poniard. The current directors of Allozyne that are expected to become directors of the combined company are Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman. The current directors of Poniard that are expected to become directors of the combined company are Ronald Martell and Fred B. Craves, Ph.D. Further, one additional independent director will be recruited to serve on the board of directors of the combined company.

Q: Who will be the executive officers of the combined company following the merger?

A: Following the merger, the executive management team of the combined company is expected to be comprised of Allozyne’s executive management team prior to the merger and is contemplated to include each of the following individuals serving in the position set forth opposite his or her name. Each of the following individuals currently serves in the same position with Allozyne:

Name:	Position in the Combined Company:
Meenu Chhabra	President and Chief Executive Officer
John Bencich	Chief Financial Officer, Treasurer and Secretary
Kenneth H. Grabstein, Ph.D.	Chief Scientific Officer

Q: What risks should I consider in deciding whether to vote in favor of the proposals?

A: You should carefully review the section of this proxy statement/prospectus/consent solicitation entitled “Risk Factors” beginning on page 24, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Poniard and Allozyne, as an independent company, is subject.

Q: Who can help answer my questions?

A: If you are a Poniard shareholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Solicitation Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Tel: (800) 967-7635

If you are an Allozyne stockholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation or if you have questions about the merger, including the procedures for signing the stockholder action by written consent, you should contact:

Allozyne, Inc.

1600 Fairview Ave E., Suite 300

Seattle, WA 98102

Tel: (206) 518-5700

Attn: Chief Financial Officer

You may also obtain additional information about Poniard from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find Additional Information” on page 255.

Questions and Answers for Poniard Shareholders

Q: What do Poniard shareholders need to do now?

A: You should read this proxy statement/prospectus/consent solicitation carefully, including its annexes, and consider how the merger affects you and then vote your shares either in person at the Poniard special meeting or by proxy.

If you are a Poniard shareholder, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Alternatively, you can provide your proxy instructions via the toll-free call center set up for this purpose by calling the toll-free number on your proxy card and follow the instructions. Please have your proxy card available when you call. You will be prompted to enter the control number from your proxy card that will identify you as a shareholder of record. If you vote by telephone, you do not need to return your proxy card. Finally, you can provide your proxy instructions via the Internet at the web address shown on your proxy card by following the on-screen instructions. Please have your proxy card available when you access the web page. You will be prompted to enter the control number from your proxy card that will identify you as a shareholder of record. If you vote over the Internet, you do not need to return your proxy card. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of Poniard shareholders. Poniard shareholders may also attend the Poniard special meeting of shareholders in person. Poniard urges you to vote by proxy to ensure your vote is counted. You may still attend the Poniard special meeting of shareholders and vote in person even if you have already voted by proxy.

Q: As a Poniard shareholder, how does Poniard’s board of directors recommend that I vote?

A: After careful consideration, Poniard’s board of directors recommends that Poniard shareholders vote:

•	“FOR” Proposal No. 1 to approve the issuance of shares of Poniard common stock and the resulting change of control of Poniard in the merger;

•	“FOR” Proposal No. 2 to approve articles of amendment to the articles of incorporation of Poniard to effect a 1-for-40 reverse stock split of the Poniard common stock; and

•	“FOR” Proposal No. 3 to adjourn the Poniard special meeting, if necessary, if a quorum is present, to solicit additional proxies to vote in favor or Proposal Nos. 1 and 2.

Q: What happens if I do not return a Poniard proxy card or otherwise provide proxy instructions?

A: If you are a Poniard shareholder, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against the reverse stock split set out in Poniard Proposal No. 2. The reverse stock split is required in order to satisfy certain conditions to closing of the merger.

Q: May I vote in person?

A: If your shares of Poniard common stock are registered directly in your name with Poniard’s transfer agent, you are considered, with respect to those shares, the shareholder of record, and the proxy materials and proxy card are being sent directly to you. If you are a Poniard shareholder of record as of October 4, 2011, you may attend the special meeting of Poniard shareholders to be held on November 21, 2011 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions. However, we urge you to return your proxy voting instructions in any event, just in case your plans should change.

If your shares of Poniard common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Poniard shareholders. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q: If my shares are held in “street name” by my broker, will my broker vote my Poniard shares for me?

A: Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Poniard common stock without instruction forms from you. Brokers are not expected to have discretionary authority to vote for Poniard Proposal Nos. 1 and 2. To make sure your vote is counted, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you.

Q: May I change my vote after I have provided proxy instructions?

A: Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to Poniard’s corporate secretary stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card, but it must bear a later date than the original proxy. Third, you may attend and vote in person at the special meeting of Poniard shareholders. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q: What happens to Poniard if the merger is not ultimately completed?

A: Poniard will have very limited cash resources, and if no alternate transaction can be negotiated and completed within a short period of time it will, unless it can raise additional capital, likely be forced to file for federal bankruptcy protection. In that event, the creditors of Poniard would have first claim on the value of the assets of Poniard which, other than limited remaining cash, would most likely be liquidated in a bankruptcy sale. Poniard can give no assurance as to the magnitude of the net proceeds of such a sale and whether such proceeds would be sufficient to satisfy Poniard’s obligations to its creditors, let alone to permit any distribution to its equity holders.

x

Q: Are Poniard shareholders entitled to dissenters’ rights?

A: Under Washington law, holders of Poniard common stock are entitled to dissenters’ rights for any amendment to Poniard’s articles of incorporation that materially reduces the number of shares owned by a Poniard shareholder to a fraction of a share, if the fractional share created by the amendment is to be acquired by Poniard for cash. As a result, any shareholder who is entitled to receive only a fractional share in the reverse stock split may be entitled to judicial appraisal of the “fair value” of his or her fractional share. In order to be entitled to dissenters’ rights under Washington law, a Poniard shareholder must not vote in favor of the reverse stock split and must meet other conditions set out in the applicable statute. Poniard refers you to the information under the heading “Matters to be Presented to the Poniard Shareholders—Dissenters’ Rights” on page 216 this proxy statement/prospectus/consent solicitation and to the applicable Washington statute attached as Annex G to this proxy statement/prospectus/consent solicitation for information on how to exercise your dissenters’ rights. Failure to follow all of the steps required under the Washington law will result in the loss of your dissenters’ rights.

Poniard shareholders do not have any dissenters’ rights in connection with the issuance of shares of Poniard common stock in connection with the merger.

Questions and Answers for Allozyne Stockholders

Q: Who is soliciting my written consent?

A: The Allozyne board of directors is providing these consent solicitation materials to you. These materials constitute a prospectus with respect to the Poniard common stock issuable to Allozyne stockholders in the merger.

Q: What am I being asked to approve?

A: You are being asked to approve the merger and adopt the merger agreement and the transactions contemplated thereby.

Q: What happens to Allozyne if the merger is not ultimately completed?

A: If the merger is not completed, Allozyne is likely to continue as an independent privately held company for the foreseeable future. That said, Allozyne will have very limited cash resources. While Allozyne has in the past successfully raised capital from venture capital funds and private investors, Allozyne can give no assurance that it will be able to do so in the future. If no acceptable financing transaction can be negotiated and completed within a short period of time, Allozyne may be required to sell its securities or assets, or agree to be acquired, on terms that may not be favorable to Allozyne or to its stockholders.

Q: Who is entitled to give a written consent?

A: The Allozyne board of directors has set October 7, 2011 as the record date for determining holders of Allozyne common stock and preferred stock entitled to execute and deliver written consent with respect to this solicitation. Holders of Allozyne common stock and preferred stock on the record date will be entitled to give a consent using the written consent furnished with this proxy statement/prospectus/consent solicitation. If you are an Allozyne stockholder on the record date, you will be able to give or withhold a consent, or abstain, on each proposal on which you are entitled to vote, using the written consent furnished with this proxy statement/prospectus/consent solicitation.

Q: What do Allozyne stockholders need to do now?

A: Allozyne urges you to read this proxy statement/prospectus/consent solicitation carefully, including its annexes, and consider how the merger affects you. Allozyne stockholders are being asked to sign and return the written consent. Allozyne is not asking Allozyne stockholders for a proxy and Allozyne stockholders are not requested to send Allozyne a proxy.

Q: What options do I have with respect to the Allozyne proposal?

A: With respect to the shares of Allozyne common stock and preferred stock that you hold, you may execute a written consent to approve the proposed merger and the terms of the merger agreement proposal (which is equivalent to a vote for the proposal) or to disapprove such proposal (which is equivalent to a vote against the proposal). If you fail to execute and return your written consent, it has the same effect as voting against the proposal.

Q: How can I return my Allozyne written consent?

A: If you hold shares of Allozyne common stock or preferred stock as of the record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Allozyne. Once you have completed, dated and signed your written consent, deliver it to Allozyne by faxing it to Allozyne’s legal counsel, Fenwick & West LLP, Attention: Ellen Welichko, at (206) 389-4511, by emailing a pdf copy of your written consent to ewelichko@fenwick.com, or by mailing your written consent to Fenwick & West LLP at 1191 Second Avenue, 10th Floor, Seattle, Washington 98101, Attention: Ellen Welichko.

Allozyne will not be holding a stockholders’ meeting to consider these proposals, and therefore you will be unable to vote by attending a stockholders’ meeting.

Q: What happens if I do not return my Allozyne written consent?

A: If you are a record holder of shares of Allozyne common stock or preferred stock and you do not return your written consent, that will have the same effect as a vote against the proposals.

Q: Will my rights as a Poniard shareholder be different from my rights as an Allozyne stockholder?

A: Yes. Upon completion of the merger, each stockholder of Allozyne, a Delaware corporation, will become a shareholder of Poniard, a Washington corporation. There are important differences between the rights of shareholders of Poniard and stockholders of Allozyne. Please carefully review the description of these differences in the section of this proxy statement/prospectus/consent solicitation entitled “Comparison of Rights of Holders of Poniard Capital Stock and Allozyne Capital Stock” beginning on page 197.

Q: Should I send in my stock certificates now?

A: No. If you are an Allozyne stockholder, after the merger is consummated, you will receive written instructions from the exchange agent for exchanging your certificates representing shares of Allozyne capital stock for certificates representing shares of Poniard common stock.

Q: As an Allozyne stockholder, how does Allozyne’s board of directors recommend that I vote?

A: After careful consideration, Allozyne’s board of directors has approved the merger and the terms of the merger agreement, and has determined that they are advisable, fair to and in the best interests of Allozyne stockholders. Accordingly, Allozyne’s board of directors recommends that Allozyne’s stockholders approve such proposal by written consent.

Q: Are Allozyne stockholders entitled to appraisal rights?

A: Under Delaware law, holders of Allozyne common stock and preferred stock are entitled to appraisal rights in connection with the merger. If you do not wish to accept shares of Poniard common stock in the merger and you do not approve the merger in the Allozyne stockholder action by written consent, you have the right under Delaware law to seek from Allozyne the “fair value” of your shares in lieu of the Poniard common stock you would receive if the merger is completed. Allozyne refers you to the information under the heading “The

Merger—Appraisal Rights” on page 101 of this proxy statement/prospectus/consent solicitation and to the applicable Delaware statute attached as Annex B to this proxy statement/prospectus/consent solicitation for information on how to exercise your appraisal rights. Failure to follow all of the steps required under the Delaware law will result in the loss of your appraisal rights.

Q: What will Allozyne stockholders receive in the merger?

A: Poniard has agreed to issue, and holders of Allozyne capital stock will receive, shares of Poniard common stock such that following the consummation of the transactions contemplated by the merger agreement, current shareholders of Poniard, together with holders of Poniard options, warrants and RSUs, are expected to own or have the right to acquire in the aggregate approximately 35% of the common stock of the combined company, and current Allozyne stockholders, together with holders of Allozyne options and warrants, are expected to own or have the right to acquire in the aggregate approximately 65% of the combined company. If the merger is consummated, each share of Allozyne common stock and Allozyne preferred stock is expected to convert into the right to receive that number of shares of Poniard common stock equal to approximately 0.0628, which is also known as the exchange ratio, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger. The actual number of shares of Poniard common stock to be issued in respect of each share of Allozyne common stock or preferred stock, or the actual exchange ratio, will be adjusted to reflect Poniard’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the merger, divided by the number of shares of Allozyne common stock and Allozyne preferred stock outstanding and deemed outstanding pursuant to the formula set forth in the merger agreement and described in this proxy statement/prospectus/consent solicitation under the heading “The Merger Agreement—Merger Consideration and Adjustment”. Poniard shareholders, optionholders, warrantholders and RSU holders will continue to own and hold, respectively, their existing shares, options, warrants and RSUs for Poniard common stock.

Q: How will the merger affect stock options and warrants for Allozyne common stock?

A: Poniard will assume options and warrants to purchase shares of Allozyne common stock and Allozyne preferred stock, which will become exercisable for shares of Poniard common stock with the same terms, exercisability, vesting schedule and other provisions, but with the number of shares and exercise price being appropriately adjusted to reflect the conversion factor between Poniard common stock and Allozyne common stock and preferred stock determined in accordance with the merger agreement and described above and further subject to adjustment to give effect to the reverse stock split described in further detail in this proxy statement/prospectus/consent solicitation.

Q: What if I am a record holder and I don’t indicate a decision with respect to the proposals?

A: If you are a record holder on the record date of shares of Allozyne common stock or Allozyne preferred stock and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

Q: What is the deadline for returning my written consent?

A: The Allozyne board of directors has set November 21, 2011 as the targeted final date for receipt of written consents. Allozyne reserves the right to extend the final date for receipt of written consents beyond November 21, 2011 in the event that consents approving the merger and adopting and approving the merger agreement and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of Allozyne common stock and Allozyne preferred stock to satisfy the conditions to the merger. Any such extension may be made without notice to stockholders. Once all conditions to the merger have been satisfied or waived, the consent solicitation will conclude.

Q: Can I change or revoke my written consent?

A: Yes, if you are a record holder on the record date of shares of Allozyne common stock or preferred stock, you may change or revoke your consent to a proposal at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of Allozyne. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Solicitation of Allozyne Written Consent—Submission of Consents” on page 61, or delivering a notice of revocation to the corporate secretary of Allozyne.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus/consent solicitation and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the Poniard special meeting of shareholders and through the Allozyne written consent of stockholders, you should carefully read this entire proxy statement/prospectus/consent solicitation, including the merger agreement, attached as Annex A, or the merger agreement, the opinion of Leerink Swann LLC, attached as Annex E and the other annexes and documents to which you are referred in this proxy statement/prospectus/consent solicitation. For more information, see the section entitled “Where You Can Find Additional Information” in this proxy statement/prospectus/consent solicitation. Page references to this proxy statement/prospectus/consent solicitation have been included in parentheses to direct you to a more detailed description of the topics presented in this summary.

The Companies

Poniard Pharmaceuticals, Inc.

750 Battery Street, Suite 330

San Francisco, CA 94111

(650) 583-3774

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of cancer therapeutics. Poniard’s lead product candidate is picoplatin, a new generation platinum-based cancer therapy that has the potential to become a platform product for use in different formulations, as a single agent or in combination with other anti-cancer agents, to treat multiple cancer indications. Picoplatin is a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies. Clinical studies to date suggest that picoplatin has an improved safety profile relative to existing platinum-based cancer therapies. Poniard has completed a pivotal Phase 3 SPEAR (Study of Picoplatin Efficacy After Relapse) trial of picoplatin in the second-line treatment of patients with small cell lung cancer. This trial did not meet its primary endpoint of overall survival. Poniard also has completed Phase 2 trials evaluating picoplatin as a first-line treatment of metastatic colorectal cancer and castration-resistant (hormone-refractory) prostate cancer and a Phase 1 study evaluating an oral formulation of picoplatin in solid tumors.

FV Acquisition Corp.

750 Battery Street, Suite 330

San Francisco, CA 94111

(650) 583-3774

FV Acquisition Corp. is a wholly owned subsidiary of Poniard that was incorporated in Delaware on June 6, 2011. FV Acquisition Corp. does not engage in operations and exists solely to facilitate the merger.

Allozyne, Inc.

1600 Fairview Ave E., Suite 300

Seattle, WA 98102

(206) 518-5700

Allozyne is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Allozyne’s current product development efforts are based on its proprietary biociphering™ platforms which allow for the union of biological protein engineering and medicinal chemistry in order to create novel and enhanced protein therapeutics. Allozyne’s

CAESAR biocipher™ platform allows for site-specific substitution of a non-natural amino acid in exchange for a naturally occurring amino acid anywhere along the protein sequence. In contrast, Allozyne’s VIGENÈRE biocipher™ allows for a site-specific addition of a non-natural amino acid anywhere along the protein sequence. The non-natural amino acids serve as chemical hinges to subsequently attach a multitude of bioconjugates designed to optimize the therapeutic performance of the protein. Bioconjugation is accomplished through a specific set of medicinal chemistry tools that enable the attachment of various bioconjugates such as polyethylene glycol, or PEG, antibody Fc domains and other therapeutic drugs such as cancer chemotherapeutics. Allozyne’s lead product candidate, AZ01, is a next-generation long-acting interferon beta for the treatment of relapsing-remitting multiple sclerosis, or RRMS. Allozyne has completed a Phase 1a single ascending dose trial for AZ01 in normal healthy volunteers and a Phase 1b multiple ascending dose trial in normal healthy volunteers is currently underway. Additional programs include AZ17, a bispecific antibody for the treatment of various autoimmune and inflammatory diseases, including Crohn’s disease and RRMS, and AZ05, an antibody-drug conjugate for the treatment of various solid tumors.

The Merger (see page 63)

If the merger is completed, the Merger Sub would merge with and into Allozyne, with Allozyne surviving the merger as a wholly owned subsidiary of Poniard, and pursuant to which Poniard would issue shares of common stock to the stockholders of Allozyne, resulting in a change of control of Poniard.

At the effective time of the merger, the outstanding shares of Allozyne capital stock will be converted into shares of Poniard common stock. If the merger is consummated, holders of Allozyne common stock and preferred stock, options and warrants are expected to own or have the right to acquire in the aggregate approximately 65% of the combined company and the holders of Poniard common stock, preferred stock, options, warrants and RSUs are expected to own or have the right to acquire in the aggregate approximately 35% of the combined company, both after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s outstanding options, warrants and other securities convertible into capital stock. Each share of Allozyne common stock and Allozyne preferred stock outstanding immediately prior to the effective time of the merger is expected to convert into the right to receive approximately 0.0628 shares of Poniard common stock, which is also known as the exchange ratio, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger. The actual number of shares of Poniard common stock to be issued in respect of each share of Allozyne common stock or preferred stock, or the actual exchange ratio, will be adjusted to reflect Poniard’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the merger, divided by the number of shares of Allozyne common stock and Allozyne preferred stock outstanding, after giving effect to the issuance of shares pursuant to Allozyne’s outstanding options, warrants and other securities convertible into capital stock, pursuant to the formula set forth in the merger agreement. At the effective time of the merger, Poniard will change its corporate name to “Allozyne, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “ALLO”.

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval of the merger by the shareholders of Poniard and the stockholders of Allozyne. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is agreed by Poniard and Allozyne and specified in the certificate of merger. Neither Poniard nor Allozyne can predict the exact timing of the consummation of the merger.

The approval by the shareholders of Poniard requires the affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting of shareholders for the issuance of shares of Poniard common stock in the merger and the resulting change of control, and the affirmative vote of the holders of a majority of shares of Poniard common stock having voting power outstanding on the record date of the Poniard special meeting for approval of the reverse stock split.

The approval by the stockholders of Allozyne of the merger and adoption and approval of the merger agreement requires: the approval of (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock, voting together as a single class, and (iii) at least three-fourths of the shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation and is incorporated by reference in its entirety into this proxy statement/prospectus/consent solicitation. Poniard and Allozyne encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Reasons for the Merger (see page 70)

The combined company that results from the merger will be a biotechnology company focused on developing and commercializing therapeutics in the areas of autoimmune and inflammatory disease and cancer. The lead Allozyne product candidate, AZ01, is a clinical-stage, next generation long-acting interferon beta for the treatment of relapse remitting multiple sclerosis, or RRMS. Poniard and Allozyne believe the combined company will have the following potential advantages:

•

Clinical-Stage Product Candidate. Allozyne has completed a Phase 1a single ascending dose clinical trial in normal healthy volunteers for its lead product candidate, AZ01 and a Phase 1b multiple administration dose trial in normal healthy volunteers is currently ongoing. At the time of the Poniard due diligence review of Allozyne in connection with the proposed merger, Allozyne was preparing to initiate the Phase 1b clinical trial. AZ01 is a next generation long acting interferon beta for the treatment of relapse remitting multiple sclerosis, or RRMS. Through the application of Allozyne’s CAESAR technology platform, a PEG moiety is attached to the modified interferon beta in order to create a controlled release and long acting version of this molecule which may offer potential advantages over the existing interferon beta therapies, including less frequent dosing, superior tolerability and possibly greater efficacy.

•

Known Active Agent and Reduced Regulatory Risk. The active pharmaceutical ingredient in AZ01 is interferon beta. Currently marketed interferons include Avonex®, Betaseron® and Rebif®. Despite their established safety profile, currently marketed interferon betas are administered between once daily and once weekly and often produce flu like symptoms and injection site reactions following each administration. These side effects, combined with a daily or weekly dosing regimen, lead to reduced patient compliance. Allozyne believes the clinical application of a long acting interferon beta, such as AZ01, has the potential to be a first line therapy supplanting existing interferon beta therapies. In addition, AZ01 has the potential to be used to maintain patients in remission in between short term treatment with immunomodulators such as Tysabri® and Gilenya® and as an add-on therapy with the somewhat safer but less efficacious oral counterparts to the immunomodulators.

•

Markets. Poniard believes that AZ01 represents a sizeable market opportunity, and may provide new medical benefits for patients with RRMS and returns for investors. According to MedTRACK, currently marketed interferons for the treatment of RRMS, including Avonex®, Betaseron® and Rebif®, totaled more than $6 billion in revenue worldwide in 2010.

•	Management Team. It is expected that the combined company will be led by the experienced management from Allozyne and a board of directors with representation from each of Poniard and Allozyne.

Each of the boards of directors of Poniard and Allozyne also considered other reasons for the merger, as described herein. For example, the board of directors of Poniard considered, among other things:

•

the strategic alternatives of Poniard to the merger, including the discussions that Poniard management and the Poniard board of directors had during 2010 and 2011 with other potential merger candidates;

•

the failure of the Poniard’s lead product candidate, picoplatin, in its SPEAR Phase 3 clinical trial for the treatment of small cell lung cancer, the resultant loss of current shareholder value and the diminished prospect for the creation of future shareholder value;

•	the risks of continuing to operate Poniard on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the risks associated with, and uncertain value to shareholders of, liquidating Poniard; and

•	the opportunity for the Poniard shareholders to participate in the potential long-term value of the Allozyne product pipeline and platforms as a result of the merger.

In addition, the board of directors of Allozyne approved the merger based on a number of factors, including the following:

•

the expectation that the merger with Poniard would be a more time- and cost-effective means to access sufficient capital than other options considered, including an initial public offering or an additional round of private equity financing, given the stage of development of Allozyne and the state of the markets for initial public offerings and biotechnology venture financings;

•

the view that the range of options available to the combined company to access private and public equity markets will likely be greater as a public company than continuing as a privately held company; and

•	the belief that the combined company will have an increased ability to attract and retain technical talent compared to a privately held company.

In addition to considering the factors outlined above, the Allozyne board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Allozyne stockholders approve the merger and related transactions, all of which it viewed as supporting its decision to approve the business combination with Poniard:

•

the strategic alternatives of Allozyne to the merger, including raising capital from private equity investors and engaging with biotechnology and pharmaceutical companies to enter into partnerships to develop AZ01 and AZ17 and the biociphering™ technology;

•	the terms and conditions of the merger agreement, including the following related factors:

•

the determination that the relative percentage ownership of Allozyne stockholders and Poniard shareholders is based on the valuations of each company at the time of Allozyne’s board of directors’ approval of the merger agreement, subject to adjustments as outlined in the merger agreement;

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger, the Allozyne shareholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the potential termination fee of $1.0 million to be paid upon certain terminations;

•

belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the agreement of Poniard to solicit proxies to seek shareholder approval of the issuance of Poniard common stock in the merger;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals;

•	the opportunity for Allozyne stockholders to hold shares of a publicly traded company; and

•

the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of the Poniard public company infrastructure and Allozyne management team.

In the course of its deliberations, the Allozyne board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the substantial expenses to be incurred in connection with the merger;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Allozyne of the public announcement of the merger or on the delay or failure to complete the merger with Poniard;

•	the risk to the business of Allozyne, operations and financial results in the event that the merger is not consummated; and

•	various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

The foregoing information and factors considered by the Allozyne board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Allozyne board of directors. The Allozyne board of directors conducted an overall analysis of the factors described above, including thorough discussions with Allozyne’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

In the course of its deliberations, the Poniard board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short-term, of the trading price of Poniard common stock resulting from the merger announcement;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Poniard of the public announcement of the merger or on the delay or failure to complete the merger with Allozyne;

•	the risk to the business of Poniard, operations and financial results in the event that the merger is not consummated; and

•	various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

For a more complete description of the factors on which the Poniard board of directors based its decision to approve the issuance of Poniard common stock to Allozyne stockholders in connection with the merger, see the section entitled “The Merger—Reasons for the Merger—Poniard’s Reasons for the Merger” in this proxy statement/prospectus/consent solicitation. For a more complete description of the factors on which the Allozyne board of directors based its decision to approve the merger, see the section entitled “The Merger—Reasons for the Merger—Allozyne’s Reasons for the Merger” in this proxy statement/prospectus/consent solicitation.

Risks Related to the Proposed Merger (see page 24)

Both Poniard and Allozyne are subject to various risks associated with their businesses and industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including, but not limited to, the following:

•	There is no assurance when or even if the merger will be completed. Failure to obtain required approvals necessary to satisfy closing conditions may delay or prevent completion of the merger.

•

Because the lack of a public market for Allozyne’s outstanding shares makes it difficult to evaluate the fairness of the merger, Allozyne stockholders may receive consideration in the merger that is greater than or less than the fair market value of the Allozyne shares.

•

Because the merger will be completed after the date of the Poniard special meeting of shareholders and the Allozyne written consent of stockholders, at the time of your special meeting or written consent, you will not know the exact number of shares of Poniard common stock that the Allozyne stockholders will receive upon completion of the merger.

•	Poniard and Allozyne executive officers and directors may have interests in the merger that are different from, or in addition to, those of Poniard shareholders and Allozyne stockholders generally.

•	During the pendency of the merger, Poniard and Allozyne may be unable to enter into a business combination with another party because of restrictions in the merger agreement.

•	The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

•

The rights of Allozyne stockholders who become Poniard shareholders in the merger will be governed by Washington law and by Poniard’s amended and restated articles of incorporation and amended and restated bylaws.

•

If the merger does not qualify as a reorganization under Section 368(a) of the Code or is otherwise taxable to U.S. holders of Allozyne common stock, then such holders may be required to pay substantial U.S. Federal income taxes.

•	The combined company will incur significant transaction and merger-related costs in connection with the merger.

•	The combined company may be unable to utilize Poniard’s net operating loss carryforwards.

•	The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

These and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation. Poniard and Allozyne both encourage you to read and consider all of these risks carefully.

Opinion of the Poniard Financial Advisor (see page 76)

Leerink Swann LLC, or Leerink, the financial advisor of Poniard, delivered to the board of directors of Poniard a written opinion dated June 22, 2011, addressed to the board of directors of Poniard, to the effect that, as of the date of the opinion and based on and subject to various assumptions, qualifications and limitations described in the opinion, the consideration to be paid by Poniard in the proposed merger was fair, from a financial point of view, to Poniard. The full text of this written opinion to the Poniard board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E to this proxy statement/prospectus/consent solicitation and is incorporated by reference in its entirety into this proxy statement/prospectus/consent solicitation. Holders of

Poniard common stock are encouraged to read the opinion carefully in its entirety. Poniard has agreed to pay Leerink a transaction fee which is customary for transactions of this nature and is contingent upon the consummation of the merger. Additionally, Poniard has agreed to reimburse Leerink for its out-of-pocket expenses, including attorney’s fees, and has agreed to indemnify Leerink against certain liabilities, including liabilities under the federal securities laws. The opinion was provided to the board of directors of Poniard in connection with its evaluation of the consideration provided for in the merger. It does not address any other aspect of the proposed merger or any alternative to the merger and does not constitute a recommendation as to how any shareholders of Poniard should vote or act in connection with the merger or otherwise.

Overview of the Merger Agreement (see page 105)

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval and adoption of the merger agreement by the stockholders of Allozyne and the approval by the Poniard shareholders of the issuance of Poniard common stock and the resulting change of control of Poniard. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is agreed by Poniard and Allozyne and specified in the certificate of merger. Neither Poniard nor Allozyne can predict the exact timing of the consummation of the merger.

Pursuant to the merger agreement, each Allozyne option and warrant that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be assumed by Poniard and automatically converted into an option or warrant to purchase Poniard common stock. Any restrictions on the exercise of the assumed Allozyne options or warrants will continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of assumed Allozyne stock options will remain unchanged.

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or before the merger, of various conditions, as outlined in “The Merger Agreement—Conditions to Completion of the Merger”. Except in certain limited circumstances the merger agreement prohibits Poniard and Allozyne from soliciting, initiating, encouraging or engaging in discussions and negotiations with respect to any acquisition proposal or acquisition inquiry, as outlined in “The Merger Agreement—No Solicitation”.

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained on the occurrence of certain defined events, as outlined in “The Merger Agreement—Termination”. In certain outlined circumstances if there is a termination there is a termination fee of $1.0 million payable by either Poniard or Allozyne, as outlined in “The Merger Agreement—Termination Fee”.

Consideration to Be Received in the Merger by Allozyne Stockholders (see page 105)

At the effective time of the merger, all outstanding shares of Allozyne common stock and preferred stock, and all outstanding options and warrants to purchase Allozyne capital stock, will convert into the right to receive Poniard common stock that collectively represents approximately 67.9% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company, so long as, on a date that is five calendar days prior to the anticipated date for closing, or the Determination Date, Poniard’s net debt amount is not greater than zero dollars, Allozyne’s net cash amount is not less than zero dollars and Allozyne does not raise more than the $4.0 million already raised in May and July 2011 in aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%.

Assuming Poniard does not have any net debt, Allozyne has net cash and Allozyne does not raise more than the $4.0 million already raised in May and July 2011 in aggregate gross cash proceeds from the sale of its capital stock in such specified transactions:

•

each share of Allozyne common stock and preferred stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.0628 shares of Poniard common stock, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger;

•

each option to purchase shares of Allozyne common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Poniard and will become an option to purchase that number of shares of the common stock of the combined company equal to the product of the number of shares of Allozyne common stock subject to the option multiplied by 0.0628, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger, rounded down to the nearest whole number of shares of Poniard common stock; and

•

each warrant to purchase shares of Allozyne preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Poniard and will become a warrant to purchase that number of shares of Poniard common stock equal to the product of the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of Allozyne preferred stock (for Allozyne preferred stock warrants), issuable upon exercise of the Allozyne warrant multiplied by 0.0628, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger, rounded down to the nearest whole number of shares of Poniard common stock.

No fractional shares of Poniard common stock will be issuable pursuant to the merger to Allozyne’s stockholders. Instead, each Allozyne stockholder who would otherwise be entitled to receive a fraction of a share of Poniard common stock, after aggregating all fractional shares of Poniard common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Poniard common stock as quoted on The NASDAQ Capital Market on the date the merger becomes effective.

For a more complete description of the merger consideration to be issued by Poniard, see the section entitled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation.

Conditions to Completion of the Merger (see page 111)

To consummate the merger, Poniard shareholders must approve the issuance of shares of Poniard common stock in the merger and the resulting change of control of Poniard, which requires the affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting, and the amendment of Poniard’s articles of incorporation effecting the reverse stock split, which requires the affirmative vote of holders of a majority of the shares of Poniard common stock having voting power outstanding on the record date of the Poniard special meeting; and Allozyne stockholders must approve the merger agreement and the merger, which requires written consents from the holders of (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock and (iii) at least three-fourths of the outstanding shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date.

No Solicitation (see page 113)

Each of Poniard and Allozyne agreed that, except as described below, it will not, and will not authorize or permit any of its subsidiaries or officers, directors, investment bankers, attorneys or accountants to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to, and will not authorize any of them to, directly or indirectly:

•

solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry,” each as is defined in the merger agreement, or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish to any person any information with respect to it or in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition proposal.

However, before obtaining the applicable Poniard shareholder or Allozyne stockholder approvals required to consummate the merger, each party may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the merger agreement, which such party’s board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor and such party’s outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined in the merger agreement and if certain conditions are satisfied.

Termination of the Merger Agreement (see page 117)

Either Poniard or Allozyne can terminate the merger agreement under certain circumstances, which would prevent the merger from being consummated.

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Poniard and Allozyne;

•	by either Poniard or Allozyne if the merger has not been completed by October 31, 2011, with certain exceptions;

•	by Poniard or Allozyne if a court of competent jurisdiction or a governmental entity permanently restrains, enjoins or otherwise prohibits the merger;

•

by either Poniard or Allozyne if Allozyne does not obtain the written consent of the requisite number of its stockholders necessary to approve the merger and related matters subject to certain exceptions;

•	by either Poniard or Allozyne if the shareholders of Poniard have not approved the issuance of the shares pursuant to the merger agreement subject to certain exceptions;

•

by Allozyne, at any time prior to the approval of the issuance of the shares of Poniard common stock pursuant to the merger, if the board of directors of Poniard does not recommend that the Poniard shareholders vote to approve the merger or Poniard fails to hold the Poniard special meeting within the required time period or the board recommends any alternative acquisition proposal or enters into any letter of intent or breaches the no solicitation provisions set forth in the merger agreement(each of the above is referred to as an Poniard triggering event);

•

by Poniard, at any time prior to the approval of the merger by the written consent of the requisite number of Allozyne’s stockholders, if the board of directors of Allozyne does not recommend that the Allozyne stockholders vote to approve the merger or Allozyne does not obtain the sufficient stockholder written consent within the required time period or the board recommends any alternative acquisition proposal or enters into any letter of intent or breaches the no solicitation provisions set forth in the merger agreement (each of the above is referred to as an Allozyne triggering event); or

•

by Poniard or Allozyne if the other party has breached any of its representations, warranties, covenants or agreements subject to certain materiality limitations contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or innaccuracy.

Termination Fee (see page 119)

If the merger agreement is terminated under certain circumstances, Poniard or Allozyne will be required to pay the other party a termination fee of $1.0 million.

Poniard must pay Allozyne a termination fee of $1.0 million if:

•

the merger agreement is terminated by Allozyne because the shareholders of Poniard do not approve the issuance of Poniard common stock and an alternative acquisition proposal is publicly announced prior to the Poniard special meeting and Poniard subsequently consummates the alternative acquisition proposal within 12 months of the termination; or

•	the merger agreement is terminated by Allozyne because of a Poniard triggering event; or

•	the merger agreement is terminated by Allozyne as a result of a material, and intentional or willful, breach by Poniard of any of its covenants contained in the merger agreement.

Allozyne must pay Poniard a termination fee of $1.0 million if:

•

the merger agreement is terminated by Poniard because the stockholders of Allozyne do not approve the merger and an acquisition proposal with respect to Allozyne was publicly announced before Allozyne obtains the written consent of a requisite number of its stockholders necessary to approve the merger and Allozyne subsequently consummates the alternative acquisition proposal within 12 months of the termination;

•	the merger agreement is terminated by Poniard because of an Allozyne triggering event; or

•	the merger agreement is terminated by Poniard as a result of a material, and intentional or willful, breach by Allozyne of any of its covenants contained in the merger agreement.

Shareholder Agreements/Stockholder Agreements (see page 120)

In connection with the execution of the merger agreement, all Poniard officers, directors and greater than 10% securityholders entered into shareholder agreements and irrevocable proxies with Allozyne pursuant to which these shareholders agreed to vote all of their shares of Poniard common stock in favor of the merger and the other actions contemplated by the merger agreement and against any competing acquisition proposal, subject to the terms of the shareholder agreement. These Poniard shareholders also granted Allozyne an irrevocable proxy to their respective shares of Poniard common stock in accordance with the shareholder agreement. Under the shareholder agreements, subject to certain limited exceptions, such shareholders also have agreed not to sell or transfer shares of Poniard common stock, or engage in hedging or similar transactions with regard to such shares, until the earlier of the termination of the merger agreement or six months after the effective time of the merger.

The following Poniard securityholders have executed shareholder agreements: MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2005 BVIII LLC Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P., Bay City Capital Management IV LLC, Ronald A. Martell, Robert S. Basso, Fred B. Craves, E. Rolland Dickson, Carl S. Goldfischer, Robert M. Littauer, Gary A. Lyons, Gerald McMahon, Nicholas J. Simon, David R. Stevens, Michael S. Perry, Michael K. Jackson, Cheni Kwok and Anna L. Wight. As of August 15, 2011, these securityholders held in the aggregate approximately 25% of the outstanding Poniard common stock.

In connection with the execution of the merger agreement, a number of Allozyne stockholders entered into stockholder agreements and irrevocable proxies with Poniard pursuant to which these stockholders agreed to vote all of their shares of Allozyne common stock and preferred stock in favor of the approval of the merger and the merger agreement and against any competing acquisition proposal. The Allozyne stockholders also granted Poniard an irrevocable proxy to their respective shares in accordance with the stockholder agreement. Under the stockholder agreements, subject to certain limited exceptions, such stockholders also have agreed not to sell or transfer Poniard common stock, or engage in hedging or similar transactions with regard to such shares, including shares of Poniard common stock received in the merger or issuable upon exercise of Poniard options or warrants, until the earlier of the termination of the merger agreement or six months after the effective time of the merger.

The following Allozyne securityholders have executed stockholder agreements with voting and lock-up provisions: Alexandria Equities, LLC, ARCH V Entrepreneurs Fund V, L.P., ARCH Venture Fund V, L.P., ARCH Venture Fund VI, L.P., Meenu Chhabra, MPM Asset Management Investors 2003 BVIII LLC, MPM BioVentures III L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III—QP, L.P., OVP Venture Partners VI, L.P., OVP Venture Partners VII, L.P., OVP VI Entrepreneurs Fund, L.P., and David Tirrell. As of August 15, 2011, these securityholders held in the aggregate approximately 77% of the outstanding Allozyne common stock.

The forms of the Poniard shareholder agreement and the Allozyne stockholder agreement are attached to this proxy statement/prospectus/consent as Annex D and Annex C, respectively.

Directors and Officers of Poniard Following the Merger (see page 110)

Following the merger, the combined company’s board of directors will initially be comprised of seven directors, four of whom are currently directors of Allozyne (Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman), two of whom are currently directors of Poniard (Ronald Martell and Fred B. Craves, Ph.D.), and one independent director not previously sitting on the board of either Allozyne or Poniard.

Effective as of the closing of the merger, the combined company’s officers will be Meenu Chhabra (President and Chief Executive Officer), John Bencich (Chief Financial Officer, Treasurer and Secretary), and Kenneth H. Grabstein, Ph.D. (Chief Scientific Officer), each of whom currently holds the same position at Allozyne.

Interests of Certain Persons in the Merger

Interests of Poniard’s Executive Officers and Directors in the Merger (see page 85)

In considering the Poniard board of directors’ recommendation that you vote to approve Proposal Nos. 1, 2 and 3, you should be aware that some Poniard officers, directors, principal shareholders and affiliates may have interests in the merger that are different from, or in addition to, your interests and that may present actual or potential conflicts of interest. For example, Poniard has entered into certain severance and change of control agreements with each of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $1.5 million (collectively, not individually, and excluding the value of any accelerated vesting of stock options and restricted stock units). The estimated value of the cash severance payments and other benefits for each Poniard executive officer in connection with the merger is as follows: Ronald A. Martell, $942,735; Michael S. Perry, $429,603; and Michael K. Jackson, $124,570. The agreements also may result in the accelerated vesting of stock options and restricted stock units held by those officers, assuming a covered termination of employment of each executive officer’s employment as of August 15, 2011. Individually, the value of accelerated vesting of RSUs currently held by each of Poniard’s executive officers, based on a per share value of $0.17, the closing price of Poniard common stock on August 15, 2011, is as follows: Ronald A. Martell, $251,553; Michael S. Perry, $100,771 and Michael K. Jackson, $42,461. For Mr. Martell, this value also includes the estimated value of an RSU that will be payable in lieu of a cash bonus severance amount and accrued vacation amount, which RSU has an estimated value as of August 15, 2011 of $97,164. No value is attributed to stock options held by the executive officers because all Poniard stock options have per share exercise prices substantially in excess of $0.17 per share. In addition, based on data available as of August 15, 2011, the merger will result in the acceleration of vesting of options to purchase approximately 3.7 million shares of Poniard common stock and the vesting of approximately 2.1 million RSUs of Poniard, held by all Poniard executive officers and directors, whether or not, with respect to executive officers, there is a covered termination of such officer’s employment. Additional information about the amounts payable to Poniard’s executive officers in connection with the merger is provided under “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger—Severance and Change of Control Agreements” beginning on page 86 of this proxy statement/prospectus/consent solicitation.

Bay City Capital LLC, or BCC, a principal Poniard shareholder and an affiliate of Poniard directors Fred B. Craves, Ph.D., and Carl S. Goldfischer, M.D., has executed a binding commitment to make a $2.4 million secured nonrecourse loan to Poniard immediately prior to the closing of the merger to pay severance, change of control and certain other obligations arising in connection with the merger. Additionally, Poniard directors Ronald A. Martell and Fred B. Craves, Ph.D., will serve on the board of directors of the combined company following consummation of the merger, and Poniard director Nicholas J. Simon is affiliated with certain venture funds which currently hold significant security interests in both Allozyne and Poniard and will be significant shareholders of the combined company.

As of August 15, 2011, all directors and executive officers of Poniard, together with their affiliates, beneficially owned approximately 27.4% of the shares of Poniard common stock. The affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting is required for approval of Proposal No. 1, and the affirmative vote of the holders of a majority of shares of Poniard common stock having voting power outstanding on the record date of the Poniard special meeting is required for approval of Proposal No. 2. Proposal No. 3 will be approved if the number of votes cast “FOR” Proposal No. 3 exceeds the number of votes cast against Proposal No. 3. All Poniard officers and directors, and their affiliates, have entered into shareholder agreements in connection with the merger. The shareholder agreements are discussed in greater detail under the section entitled “The Merger Agreement—Other Agreements Related to the Merger Agreement—Shareholder Agreements/Stockholder Agreements—Poniard Shareholder Agreements” beginning on page 120 of this joint proxy statement/prospectus/consent solicitation.

Interests of Allozyne’s Directors and Executive Officers in the Merger (see page 93)

You also should be aware that a number of Allozyne’s executive officers and directors have interests in the merger that are different from those of other Allozyne stockholders. These interests include among other things the assumption of all stock options held by the Allozyne executive officers and board members upon the consummation of the merger, the agreement that Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman, each an Allozyne director, will continue to serve on the board of directors of the combined company following the consummation of the merger, and the agreement that Meenu Chhabra, John Bencich and Kenneth H. Grabstein, Ph.D., each an Allozyne executive officer, will continue to serve as executive officers of the combined company following the consummation of the merger.

As of August 15, 2011, all directors and executive officers of Allozyne, together with their affiliates, owned approximately 73% of the shares of Allozyne capital stock. The affirmative vote of the holders of at least (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock, voting together as a single class, and (iii) at least three-fourths of the shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date, for the merger, the merger agreement and the transactions contemplated thereby. Certain officers and directors of Allozyne, and their affiliates, have also entered into stockholder agreements in connection with the merger. The stockholder agreements are discussed in greater detail under the section entitled “The Merger Agreement—Other Agreements Related to the Merger—Shareholder Agreements/Stockholder Agreements—Allozyne Stockholder Agreements” beginning on page 121 of this proxy statement/prospectus/consent solicitation.

Assumption of Allozyne Stock Options and Warrants (see page 110)

At the effective time of the merger, each option to purchase Allozyne common stock that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be assumed by Poniard and automatically converted into an option to purchase Poniard common stock. All assumed Allozyne stock options will remain subject to the terms and conditions of the agreements, including Allozyne’s 2005 Stock Option Plan, pursuant to which such options were granted. From and after the effective time of the merger, each Allozyne option may be exercised solely for the number of shares of Poniard common stock determined by multiplying (i) the number of shares of Allozyne common stock that were subject to such option by (ii) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the Poniard common stock issuable upon exercise of each Allozyne stock option will be determined by dividing (i) the per share exercise price for the Allozyne common stock subject to the option by (ii) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restrictions on the exercise of the assumed Allozyne options or warrants will continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of assumed Allozyne stock options will remain unchanged.

Each outstanding warrant to purchase shares of Allozyne preferred or common stock will be converted into rights with respect to Poniard common stock at the effective time of the merger. After the effective time, each Allozyne warrant may be exercised solely for the number of shares of Poniard common stock determined by multiplying (i) the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of the shares of Allozyne preferred stock issuable upon exercise of the warrant (for Allozyne preferred stock warrants), by (ii) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the Poniard common stock issuable upon exercise of each assumed Allozyne warrant will be determined by dividing (i) the then effective per share exercise price of the Allozyne common stock or preferred stock subject to such warrant by (ii) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent.

Material United States Federal Income Tax Consequences (see page 99)

Each of Poniard and Allozyne expects, and it is a condition to the closing of the merger that Perkins Coie LLP and Fenwick & West LLP will opine, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, as amended. Allozyne stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Allozyne capital stock for shares of

Poniard common stock, except with respect to cash received in lieu of fractional shares of Poniard common stock and except for Allozyne stockholders who exercise their appraisal rights with respect to the merger. The tax opinions discussed in this section will each be conditioned upon certain assumptions and certain customary representations being delivered by Allozyne, the Merger Sub and Poniard.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information on the federal income tax effect of the merger, see the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” on page 99 of this proxy statement/prospectus/consent solicitation.

Regulatory Approvals (see page 98)

In the United States, Poniard must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Poniard common stock in the merger and the filing of a registration statement, of which this proxy statement/prospectus/consent solicitation is a part, with the Securities and Exchange Commission, or the SEC. As of the date of this proxy statement/prospectus/consent solicitation, neither Poniard nor Allozyne is required to make filings or to obtain approvals or clearances from any other federal or state regulatory authorities, including any antitrust regulatory authorities in the United States, or antitrust regulatory authorities in other countries to consummate the merger.

See the section entitled “The Merger—Regulatory Approvals” on page 98 of this proxy statement/prospectus/consent solicitation.

NASDAQ Capital Market Listing (see page 96)

Prior to consummation of the merger, Poniard intends to file an initial listing application with The NASDAQ Capital Market pursuant to NASDAQ “reverse merger” rules. If such application is accepted, Poniard anticipates that the combined company’s common stock will be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “ALLO”.

Anticipated Accounting Treatment (see page 101)

Allozyne security holders will own, after the merger, approximately 65% of the outstanding shares of the combined company. Further, Allozyne directors will constitute at least one-half of the combined company’s board of directors and all members of the executive management of the combined company will be from Allozyne. Therefore, Allozyne will be deemed to be the acquiring company for accounting purposes, and the merger will be accounted for as a reverse merger.

The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus/consent solicitation has been prepared to give effect to the proposed merger of Allozyne and Poniard as a reverse acquisition of assets in accordance with accounting principles generally accepted in the United States. For accounting purposes, Allozyne is considered to be acquiring Poniard in the merger.

Appraisal Rights in Connection with the Merger (see page 101 and Annex B)

Under Delaware law, record holders of Allozyne capital stock who do not vote for approval of the proposal to adopt the merger agreement and who properly assert their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of their Allozyne stock if the merger is completed, in lieu of receiving the merger consideration. This value could be more than, the same as, or less than the value of the merger consideration. The relevant provisions of Section 262 of the Delaware General Corporation Law, or Section 262, are attached as Annex B to this proxy statement/prospectus/consent solicitation. You are encouraged to read these provisions carefully and in their entirety. Moreover, due the complexity of the procedures for exercising the right to seek appraisals, Allozyne stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of the right of appraisal.

See the section entitled “The Merger—Appraisal Rights” on page 101 of this proxy statement/prospectus/consent solicitation for more information.

Holders of Poniard common stock are not entitled to appraisal rights in connection with the merger except with respect to the reverse stock split as described in the section entitled “Matters to be Presented to the Poniard Shareholders—Dissenters’ Rights” in this proxy statement/prospectus/consent solicitation.

Comparison of Rights of Holders of Poniard Capital Stock and Allozyne Capital Stock (see page 197)

If Poniard and Allozyne successfully complete the merger, holders of Allozyne capital stock will become Poniard shareholders, and their rights as shareholders will be governed by Poniard’s amended and restated articles of incorporation and bylaws, as amended. There are differences between the articles of incorporation and bylaws of Poniard and the certificates of incorporation and bylaws of Allozyne. Since Allozyne is a Delaware corporation and Poniard is a Washington corporation, the rights of Allozyne stockholders will begin to be governed by the Washington Business Corporation Act, or WBCA, after the completion of the merger. There are differences between the laws of Delaware and Washington. Due to the fact that Delaware has a more developed body of corporate law, the rights of stockholders are more clearly defined under the Delaware General Corporation Law, or DGCL, than the WBCA creating greater certainty with regard to the legal effects of corporate action. There are significant differences in antitakeover laws and it is easier for a change in control to occur in Delaware than Washington. Also, dissenters’ rights are more limited under Delaware law. At the effective time of the merger, the outstanding shares of Allozyne common and preferred stock will be converted into the right to receive shares of Poniard common stock. Allozyne preferred stock will in effect be exchanged for Poniard common stock so certain dividend, liquidation, redemption, voting, and protective rights held by holders of Allozyne’s preferred stock pursuant to Allozyne’s amended and restated certificate of incorporation will no longer be applicable. In addition, 1,120,000 shares of Poniard’s preferred stock are designated as $2.4375 Convertible Exchangeable Preferred Stock, Series 1, or Exchangeable Preferred Stock, and holders of the Exchangeable Preferred Stock have certain redemption, conversion and protective rights pursuant to Poniard’s Amended and Restated Articles of Incorporation. Furthermore, Allozyne’s amended and restated certificate of incorporation does not provide for cumulative voting, while Poniard’s amended and restated articles of incorporation provide that for the election of each director, every shareholder entitled to vote at such election shall have the right to cumulate his or her votes. See “Comparison of Rights of Holders of Poniard Capital Stock and Allozyne Capital Stock” on page 197 of this proxy statement/prospectus/consent solicitation for more information.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present summary historical and unaudited pro forma condensed combined financial data for Poniard and Allozyne. The selected financial data does not give effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to consummation of the merger.

Selected Historical Financial Data of Poniard

The following selected financial data should be read together with Poniard’s financial statements and accompanying notes and “Poniard’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus/consent solicitation. The selected financial data in this section is not intended to replace Poniard’s financial statements and the accompanying notes. Historical results are not necessarily indicative of operating results to be expected in the future.

The statement of operations data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2010 and 2009 was derived from Poniard’s audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2010, which is included in this proxy statement/prospectus/consent solicitation. The statement of operations data for the years ended December 31, 2008, 2007 and 2006 and balance sheet data as of December 31, 2008, 2007 and 2006 was derived from audited financial statements not included or incorporated by reference in this proxy statement/prospectus/consent solicitation. The statement of operations data for the six months ended June 30, 2011 and 2010 and the balance sheet data as of June 30, 2011 was derived from unaudited financial statements contained in Poniard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 included in this proxy statement/prospectus/consent solicitation. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Poniard considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected in future periods.

	Years Ended December 31,					Six Months Ended June 30,
	2010	2009	2008	2007	2006	2011	2010
	(In thousands, except per share data)
Statement of Operations Data
Revenues	$—	$—	$—	$—	$—	$—	$—

Operating Expenses
Research and development	7,975	25,739	34,714	23,373	13,356	775	6,979
General and administrative	17,140	14,698	14,443	12,085	7,548	6,295	8,687
Restructuring	1,626	468	—	—	—	—	1,626
Loss on extinguishment of debt	1,217	—	—	—	—	—	—
Asset impairment loss	—	2,073	—	—	403	—	—
Gain on sale of real estate and equipment	—	—	—	(105)	(73)	—	—

Total operating expenses	27,958	42,978	49,157	35,353	21,234	7,070	17,292

Loss from operations	(27,958)	(42,978)	(49,157)	(35,353)	(21,234)	(7,070)	(17,292)
Other income (expense), net	(2,093)	(2,737)	592	2,571	(2,060)	(34)	(1,143)

Net loss	(30,051)	(45,715)	(48,565)	(32,782)	(23,294)	(7,104)	(18,435)
Preferred stock dividends	(736)	(500)	(500)	(500)	(500)	(96)	(640)

Net loss applicable to common shareholders	$(30,787)	$(46,215)	$(49,065)	$(33,282)	$(23,794)	$(7,200)	$(19,075)

Net loss per share applicable to common shareholders—basic and diluted	$(0.66)	$(1.31)	$(1.41)	$(1.08)	$(1.37)	$(0.13)	$(0.42)

Weighted average common shares outstanding—basic and diluted	46,860	35,272	34,686	30,762	17,376	54,304	45,401

	As of December 31,					As of June 30,
	2010	2009	2008	2007	2006	2011
	(In thousands, except per share data)
Selected Balance Sheet Data
Cash, cash equivalents, marketable securities and restricted cash	$4,488	$43,670	$73,036	$92,902	$53,846	$3,850
Total assets	11,643	52,442	84,232	105,140	69,067	9,989
Long-term obligations	1,574	11,671	17,445	6,561	9,975	1,618
Accumulated deficit	(438,943)	(408,156)	(361,941)	(312,876)	(279,594)	(446,143)
Total shareholders’ equity	8,453	23,644	47,647	89,105	46,891	6,284

Selected Historical Financial Data of Allozyne

The following selected financial data should be read together with Allozyne’s financial statements and accompanying notes and “Allozyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus/consent solicitation. The selected financial data in this section is not intended to replace Allozyne’s financial statements and the accompanying notes. Historical results are not necessarily indicative of operating results to be expected in the future.

The statement of operations data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2010 and 2009 was derived from Allozyne’s audited financial statements that are included in this proxy statement/prospectus/consent solicitation. The statement of operations data for the years ended December 31, 2008, 2007 and 2006 and balance sheet data as of December 31, 2008, 2007 and 2006 was derived from financial statements not included or incorporated by reference in this proxy statement/prospectus/consent solicitation. The statement of operations data for the six months ended June 30, 2010 and 2011 and the balance sheet data as of June 30, 2011 was derived from unaudited condensed financial statements also included in this proxy statement/prospectus/consent solicitation. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Allozyne considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected in future periods.

	Years Ended December 31,					Six Months Ended June 30,
	2010	2009	2008	2007	2006	2011	2010
	(In thousands, except per share data)
Statement of Operations Data
Revenues	$43	$—	$—	$—	$—	$—	$43
Operating expenses
Research and development	6,904	6,736	11,397	2,388	1,336	3,912	3,833
General and administrative	1,990	1,809	3,083	1,284	523	1,781	862

Total operating expenses	8,894	8,545	14,480	3,672	1,859	5,693	4,695

Loss from operations	(8,851)	(8,545)	(14,480)	(3,671)	(1,859)	(5,693)	(4,652)
Other income (expense), net	399	(357)	286	(46)	80	(142)	(10)

Net loss	(8,452)	(8,902)	(14,194)	(3,717)	(1,779)	(5,835)	(4,662)
Accretion of preferred stock	(2,264)	(1,828)	(1,505)	(468)	(223)	(1,132)	(1,132)

Net loss applicable to common stockholders	$(10,716)	$(10,730)	$(15,699)	$(4,185)	$(2,002)	$(6,967)	$(5,794)

Net loss per share applicable to common stockholders—basic and diluted	$(3.62)	$(3.73)	$(5.49)	$(1.52)	$(0.80)	$(2.31)	$(1.98)

Weighted average common shares outstanding—basic and diluted	2,957	2,876	2,862	2,759	2,512	3,013	2,921

	As of December 31,					As of June 30,
	2010	2009	2008	2007	2006	2011
	(In thousands)
Selected Balance Sheet Data
Cash, cash equivalents, marketable securities and restricted cash	$856	$8,176	$6,241	$18,660	$1,170	$1,317
Total assets	4,367	12,106	15,337	19,425	1,340	4,421
Long-term obligations	1,052	1,427	3,925	250	—	996
Deficit accumulated during the development stage	(42,985)	(32,450)	(21,933)	(6,467)	(2,297)	(49,557)
Total stockholders’ deficit	(42,982)	(32,447)	(21,931)	(6,465)	(2,295)	(49,554)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Poniard and Allozyne

The following unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements and the accompanying notes of Poniard and Allozyne, and “Poniard’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Allozyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this proxy statement/prospectus/consent solicitation, and the other information contained in this proxy statement/prospectus/consent solicitation. See “Where You Can Find Additional Information” beginning on page 255 and the financial statements of Poniard and Allozyne beginning on pages F-1 and F-50, respectively.

The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting. For accounting purposes, Allozyne is considered to be acquiring Poniard in this merger. The Poniard and Allozyne unaudited pro forma condensed combined balance sheet data assume that the merger of Poniard and Allozyne took place on June 30, 2011, and combines Poniard’s historical balance sheet at June 30, 2011 with Allozyne’s historical balance sheet at June 30, 2011. The Poniard and Allozyne unaudited pro forma condensed combined statement of operations data assume that the merger of Poniard and Allozyne took place as of the beginning of the periods presented. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2010 combines Poniard’s historical statement of operations for the year then ended with Allozyne’s statement of operations for the year ended December 31, 2010 and reflects only ongoing operations. The unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2011 combines Poniard’s historical statement of operations for the six months then ended with Allozyne’s historical statement of operations for the six months ended June 30, 2011 and reflects only ongoing operations.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2011 and for the year ended December 31, 2010 are derived from the unaudited pro forma condensed combined financial information starting at page 185 of this proxy statement/prospectus/consent solicitation and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Information.”

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
	(in thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$43	$—
Net loss applicable to common shareholders	(38,297)	(12,853)
Net loss per share applicable to common shareholders – basic and diluted	$(0.23)	$(0.07)
Weighted average common shares outstanding – basic and diluted	168,555	176,055

As of June 30, 2011
(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$6,352
Working capital	(2,077)
Total assets	22,573
Total liabilities	12,767
Shareholders’ equity	9,806

Comparative Historical and Unaudited Pro Forma Per Share

The following information does not give effect to the proposed reverse stock split that Poniard presented to its shareholders for approval at its 2011 annual meeting of shareholders originally held on June 9, 2011 and reconvened on July 8 and July 22, 2011.

The information below reflects:

•

the historical net loss and book value per share of Allozyne and the historical net loss and book value per share of Poniard common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Poniard with Allozyne on a purchase basis; and

•	the equivalent historical net loss per share attributable to shares of Poniard common stock which will be issued in the merger.

You should read the tables below in conjunction with the respective audited and unaudited financial statements of Poniard and Allozyne included elsewhere in this document and the related notes and the unaudited pro forma condensed financial information and notes related to such financial information included elsewhere in this proxy statement/prospectus/consent solicitation.

ALLOZYNE

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
Historical Per Common Share Data:
Basic and diluted net loss per common share	$(3.62)	$(2.31)
Book value per common share	(14.26)	(16.45)

PONIARD

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
Historical Per Common Share Data:
Basic and diluted net loss per common share	$(0.66)	$(0.13)
Book value per common share	0.17	0.10

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
Pro Forma Equivalent Data (1):
Basic and diluted net loss per common share	$(0.58)	$(0.18)
Book value per common share	N/A	0.13

ALLOZYNE AND PONIARD

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
Combined Pro Forma Per Common Share Data:
Basic and diluted net loss per combined pro forma common share	$(0.23)	$(0.07)
Book value per combined pro forma common share	N/A	0.05

(1)	Poniard pro forma equivalent amounts are calculated by multiplying pro forma combined per share amounts by the exchange ratio of 2.5119.

MARKET PRICE AND DIVIDEND INFORMATION

Poniard

On December 17, 2010, Poniard transferred its common stock listing to The NASDAQ Capital Market from The NASDAQ Global Market, where it had been listed since October 1, 2007. The table below sets forth, for the periods indicated, the high and low sales prices for Poniard common stock, as reported on The NASDAQ Capital Market or The NASDAQ Global Market, as applicable. Because the market price of Poniard common stock is subject to fluctuation, the market value of the shares of Poniard common stock that Allozyne stockholders will be entitled to receive in the merger may increase or decrease.

	High	Low
2011
First Quarter	$0.70	$0.34
Second Quarter	0.43	0.19
2010
First Quarter	2.70	1.04
Second Quarter	1.45	0.60
Third Quarter	0.68	0.38
Fourth Quarter	0.65	0.35
2009
First Quarter	$3.73	$1.50
Second Quarter	6.19	1.97
Third Quarter	9.14	6.50
Fourth Quarter	8.55	1.60

On June 22, 2011, the last full trading day immediately preceding the public announcement of the signing of the merger agreement, the closing sales price per share of Poniard common stock as reported on The NASDAQ Capital Market was $0.1915 per share, for an aggregate market value of Poniard of approximately $11.0 million.

On [—], 2011, the last practicable date before the printing of the this proxy statement/prospectus/consent solicitation, the closing sales price per share of Poniard common stock as reported on The NASDAQ Capital Market was $[—] per share, for an aggregate market value of Poniard of approximately $[—].

As of October 4, 2011, the record date for the Poniard special meeting of shareholders, there were approximately [—] shares of Poniard common stock outstanding and approximately [—] holders of record of Poniard common stock. The number of shareholders of record does not include the shareholders whose shares are held on record by a broker or clearing agency, but includes such a brokerage house or clearing agency as one holder of record.

At the effective time of the merger, Poniard will change its corporate name to “Allozyne, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “ALLO.”

On July 20, 2010, Poniard received a letter from The NASDAQ Stock Market, or NASDAQ, stating that the minimum bid price of its common stock had been below $1.00 per share for 30 consecutive business days and that Poniard is not in compliance with the minimum bid price requirement for listing on The NASDAQ Global Market. Poniard was provided an initial period of 180 calendar days, or until January 18, 2011, to regain compliance. Poniard transferred the listing of its common stock to The NASDAQ Capital Market on December 17, 2010, at which time Poniard was afforded the remainder of the initial compliance period. On January 19, 2011, Poniard received a letter from NASDAQ notifying Poniard that it had been granted an additional 180 calendar day period, or until July 18, 2011, to regain compliance with the minimum bid price requirement. The additional time period was granted based on Poniard meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and Poniard’s written notice to NASDAQ of its intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the closing bid price of Poniard’s common stock must meet or exceed $1.00 per share for at least ten consecutive business days during the additional time period. NASDAQ may, in its discretion, require Poniard common stock to maintain a closing bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that Poniard has demonstrated an ability to maintain long-term compliance.

On June 9, 2011, after election of directors and ratification of auditors, Poniard adjourned its 2011 annual meeting of shareholders to July 8, 2011 and further adjourned to July 22, 2011, to solicit additional proxies to vote in favor of a proposal to authorize the board of directors to, on or before August 1, 2011, implement a reverse stock split of its outstanding common stock at a ratio between 1-for-15 and 1-for-25, with the exact ratio to be set by the Poniard board in its discretion. The purpose of the reverse stock split proposal was to facilitate Poniard’s efforts to regain compliance with The NASDAQ Capital Market minimum bid price requirement. Poniard adjourned its reconvened annual meeting of shareholders on July 22, 2011, with an insufficient number of votes to approve the reverse stock split proposal. Although 91.6% of the shareholders who voted at the annual meeting voted in favor of the reverse stock split proposal, only 49.2% of Poniard’s outstanding common stock entitled to vote at the annual meeting actually voted. A majority (50% of the shares outstanding, plus one share) of the Poniard common stock outstanding and entitled to vote at the Poniard annual meeting of shareholders was required to approve the reverse stock split proposal.

On July 19, 2011, the NASDAQ Listing Qualifications Staff advised Poniard that it had not regained compliance within the extended compliance period and its common stock therefore will be delisted. On August 25, 2011, representatives of Poniard attended a hearing to appeal the decision and to present a plan for compliance to the NASDAQ listing qualifications panel. On September 2, 2011, the NASDAQ Hearings Panel determined to allow the continued listing of Poniard’s common stock on The NASDAQ Stock Market subject to the conditions that on or before December 31, 2011, Poniard must have (i) held a shareholders’ meeting; (ii) obtained shareholder approval for the merger with Allozyne and a reverse stock split in a ratio sufficient to allow the stock to trade above $4.00 per share; and (iii) obtained approval of the NASDAQ staff for listing of the combined company on The NASDAQ Stock Market. There can be no assurance that the plan of compliance and the combined company will be able to satisfy the requirements for maintaining The NASDAQ Capital Market listing.

The merger constitutes a “reverse merger” under applicable marketplace rules established by NASDAQ, which requires the combined company to comply with the initial listing standards of the applicable NASDAQ market to continue to be listed on such market following the merger. The NASDAQ Capital Market’s initial listing standards require a company to have, among other things, (i) a minimum bid price of at least $4.00 per share; (ii) at least 1,000,000 publicly held shares with an aggregate value of at least $15.0 million; and (iii) stockholders’ equity of at least $5.0 million. In addition, the combined entity must comply with NASDAQ’s corporate governance requirements.

If the 1-for-40 reverse stock split described in Proposal No. 2 is approved and the merger is consummated, Poniard expects that the 1-for-40 reverse stock split will increase the market price of its common stock and Poniard will be able to satisfy the minimum bid price requirement of at least $4.00 per share. Notwithstanding the foregoing, there can be no assurance that the market price per share following the merger and the reverse stock split will remain in excess of the minimum bid price for a sustained period of time.

Following the consummation of the merger, Poniard expects that its publicly held shares will be in excess of 1,000,000 shares with an aggregate value of at least $15.0 million. “Publicly held shares” is defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding of the company. Notwithstanding the foregoing, there can be no assurance that the combined entity’s publicly held shares will remain in excess of 1,000,000 shares with an aggregate value of at least $15.0 million for a sustained period of time.

Poniard anticipates that the combined company’s shareholders’ equity on a pro-forma combined basis as of August 15, 2011 will be approximately $9.8 million. Thus, Poniard anticipates that the combined company’s stockholders’ equity will exceed the $5.0 million stockholders’ equity requirement. Notwithstanding the foregoing, there can be no assurance that the combined company’s stockholders’ equity will remain in excess of the $5.0 million stockholders’ equity requirement. NASDAQ also reserves the right to make adjustments to estimate stockholders’ equity. For example, NASDAQ has stated that a burn rate may be calculated with the aid of historically published income statements and applied to estimate a company’s stockholders’ equity at the time of listing, if the company has previously reported net losses. Poniard has incurred net losses in each year since its inception in 1984. Since its inception, Allozyne also has incurred net losses. Given this history, there is no assurance that NASDAQ will not make adjustments to estimate and determine that the combined company does not meet the stockholders’ equity requirement.

The corporate governance requirements which the combined company must meet to successfully apply for initial listing on The NASDAQ Capital Market include: (i) possessing a majority independent board and (ii) having an audit committee which complies with NASDAQ’s listing standards. There is no assurance that the combined company will be successful in seeking independent directors to serve on the board of directors of the combined company after the resignations of Poniard’s current board members following the closing of the merger or that the combined company will be able to have an audit committee which satisfies NASDAQ’s listing standards for audit committee independence.

As a result of the uncertainties described above, there is no assurance that Poniard will be able to maintain its listing on The NASDAQ Capital Market even if the merger is consummated.

Allozyne

Allozyne is a privately-held company, and there is no established trading market for its securities. As of August 15, 2011, there were approximately 3,012,860 shares of Allozyne common stock outstanding, 6,492,999 shares of Allozyne Series A Preferred Stock outstanding, 18,000,000 shares of Allozyne Series B-1 Preferred Stock outstanding and 12,016,168 shares of Allozyne Series B-2 Preferred outstanding, and there were approximately 25 holders of record of Allozyne capital stock.

Dividends

Poniard has never declared or paid any cash dividends on its common stock nor does it intend to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Poniard board of directors and will depend upon its financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as the Poniard board of directors deems relevant. Poniard has declared and paid all dividends due on its $2.4375 convertible exchangeable preferred stock.

Allozyne has never declared or paid any cash dividends on its capital stock nor does it intend to do so in the foreseeable future.

RISK FACTORS

You should consider the following factors in evaluating whether to approve the proposals described in this proxy statement/prospectus/consent solicitation. These factors should be considered in conjunction with the other information included by Poniard and Allozyne in this proxy statement/prospectus/consent solicitation. The risk factors relating to Allozyne will also apply to the combined company going forward because the business of the combined company primarily will be Allozyne’s business.

Risks Related to the Proposed Merger

There is no assurance when or even if the merger will be completed. Failure to obtain required approvals necessary to satisfy closing conditions may delay or prevent completion of the merger.

Completion of the merger is subject to the satisfaction or waiver of a number of conditions, including the requisite approvals by the shareholders of Poniard and the stockholders of Allozyne. There can be no assurance that Poniard or Allozyne will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

Because the lack of a public market for Allozyne’s outstanding shares makes it difficult to evaluate the fairness of the merger, Allozyne stockholders may receive consideration in the merger that is greater than or less than the fair market value of the Allozyne shares.

The outstanding capital stock of Allozyne is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Allozyne. Since the percentage of Poniard’s equity to be issued to Allozyne stockholders was determined based on negotiations between the parties, it is possible that the value of the Poniard common stock to be issued in connection with the merger will be greater than the fair market value of Allozyne. Alternatively, it is possible that the value of the shares of Poniard common stock to be issued in connection with the merger will be less than the fair market value of Allozyne.

Because the merger will be completed after the date of the Poniard special meeting of shareholders and the Allozyne written consent of stockholders, at the time of your special meeting or written consent, you will not know the exact number of shares of Poniard common stock that the Allozyne stockholders will receive upon completion of the merger.

Subject to the terms of the merger agreement, at the effective time of the merger, each share of Allozyne common stock and preferred stock issued and outstanding immediately prior to the merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of Poniard common stock as determined pursuant to the exchange ratio described in the merger agreement. The exchange ratio depends on the net debt of Poniard, the net cash of Allozyne and any amounts of aggregate gross cash receipts raised by Allozyne. Under the merger agreement, Poniard’s net debt is defined as Poniard’s liabilities and other outstanding and future obligations as of the effective time of the merger minus all of its cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extend refundable to Poniard), subject to certain adjustments, and Allozyne’s net cash is defined as Allozyne’s cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to Allozyne), minus (i) certain liabilities of Allozyne and (ii) the aggregate amount of cash to be received by Allozyne in certain financing activities, including $4.0 million already raised in May and July 2011. Accordingly, the exact number of shares of Poniard common stock that Allozyne stockholders will receive upon completion of the merger will not be available at the time of the Poniard special meeting of shareholders and the Allozyne written consent of stockholders.

Poniard and Allozyne executive officers and directors may have interests in the merger that are different from, or in addition to, those of Poniard shareholders and Allozyne stockholders generally.

The executive officers and directors of Poniard and Allozyne may have interests in the merger that are different from, or are in addition to, those of Poniard shareholders and Allozyne stockholders generally. The directors of the combined company will consist of two directors from Poniard’s board, four directors from Allozyne’s board, and one new director. Allozyne’s executive officers will continue to serve as executive officers of the combined company. Further, certain Poniard executive officers will receive change in control payments in connection with the merger. See the sections entitled “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger” starting on page 85 and “The Merger—Interests of Allozyne’s Directors and Executive Officers in the Merger” starting on page 93.

During the pendency of the merger, Poniard and Allozyne may be unable to enter into a business combination with another party because of restrictions in the merger agreement.

The merger agreement restricts the ability of Poniard and Allozyne to make acquisitions or complete other transactions during the pendency of the merger. While the merger agreement is in effect, subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to such party entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of equity interest, a tender offer for capital stock or a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to Poniard shareholders or Allozyne stockholders.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between June 22, 2011, the date of the merger agreement, and the closing of the merger. However, some types of changes do not permit either party to refuse to complete the merger, even if such changes would have a material adverse effect on Poniard or Allozyne. If adverse changes occur but Poniard and Allozyne must still complete the merger, the combined company’s stock price may suffer.

The rights of Allozyne stockholders who become Poniard shareholders in the merger will be governed by Washington law and by Poniard’s amended and restated articles of incorporation and amended and restated bylaws.

Allozyne stockholders who receive shares of Poniard common stock in the merger will become Poniard shareholders. Poniard is currently a corporation formed under the laws of Washington. As a result, Allozyne stockholders who become shareholders in Poniard will be governed by the WBCA, and Poniard’s Amended and Restated Articles of Incorporation and Poniard’s Amended and Restated Bylaws, rather than being governed by the DGCL and Allozyne’s Amended and Restated Certificate of Incorporation and Allozyne’s Amended and Restated Bylaws. There are differences between the laws of Delaware and Washington. Due to the fact that Delaware has a more developed body of corporate law, the rights of stockholders are more clearly defined under the DGCL than the WBCA creating greater certainty with regard to the legal effects of corporate action. There are significant differences in antitakeover laws and it is easier for a change in control to occur in Delaware than Washington. Also, dissenters’ rights are more limited under Delaware law. At the effective time of the merger, the outstanding shares of Allozyne common and preferred stock will be converted into the right to receive shares of Poniard common stock. Allozyne preferred stock will in effect be exchanged for Poniard common stock so certain dividend, liquidation, redemption, voting, and protective rights held by holders of Allozyne’s preferred stock pursuant to Allozyne’s amended and restated certificate of incorporation will no longer be applicable. In addition, 1,120,000 shares of Poniard’s preferred stock are designated as $2.4375 convertible exchangeable preferred stock, or Series 1 Preferred Shares, and holders of the Series 1 Preferred Shares have certain redemption, conversion and protective rights pursuant to Poniard’s amended and restated articles of incorporation. Furthermore, Allozyne’s amended and restated certificate of incorporation does not provide for cumulative voting, while Poniard’s amended and restated articles of incorporation provide that for the election of each director, every shareholder entitled to vote at such election shall have the right to cumulate his or her votes. For more information, see “Comparison of Rights of Holders of Poniard Capital Stock and Allozyne Capital Stock” beginning on page 197.

If the merger does not qualify as a reorganization under Section 368(a) of the Code or is otherwise taxable to U.S. holders of Allozyne common stock, then such holders may be required to pay substantial U.S. Federal income taxes.

As a condition to the completion of the merger, each of Fenwick & West LLP, tax counsel to Allozyne, and Perkins Coie LLP, tax counsel to Poniard, will have delivered an opinion, dated as of the closing date of the merger, that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and representations as to factual matters from Allozyne, Poniard and the Merger Sub, as well as certain covenants and undertakings by Allozyne, Poniard and the Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated in any material respect, the validity of the conclusions reached by counsel in their opinions would be jeopardized. Additionally, an opinion of counsel represents counsel’s best legal judgment but is not binding on the United States Internal Revenue Service, or IRS, or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court will not sustain such a challenge. If the IRS or a court determines that the merger should not be treated as a reorganization, a holder of Allozyne common stock would recognize taxable gain or loss upon the exchange of Allozyne common stock for Poniard common stock pursuant to the merger. See “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 99.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Poniard and Allozyne estimate that they will incur aggregate direct transaction costs of approximately $3.7 million associated with the merger, including costs incurred through June 30, 2011, and additional costs associated with the commencement of Allozyne’s operation as a public company, which cannot be estimated accurately at this time. The costs associated with the merger may increase if any Allozyne stockholders elect to dissent from the merger and seek payment of the fair value of their shares as permitted by Delaware law. If the total costs of the merger exceed Poniard’s and Allozyne’s estimates, the ability of the combined company to achieve its business plan will be adversely affected.

The combined company may be unable to utilize Poniard’s net operating loss carryforwards.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Further, if the “continuity of business requirement” defined in Section 382 of the Code is not met in a change of control transaction, the pre-transaction net operating loss carryfoward deductions become substantially reduced or unavailable for use by the surviving corporation in the transaction. An ownership change will occur as a result of the merger and there will not be a continuation of Poniard’s business following completion of the merger, which will substantially reduce or eliminate the ability of the combined company to utilize Poniard’s net operating loss carryforwards.

The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. Due to legal restrictions, Poniard and Allozyne are able to conduct only limited planning regarding the integration of the two companies prior to completion of the merger. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition, and stock price following the merger. Even if the combined company were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

Risks Related to Poniard

Poniard may not be able to complete the merger with Allozyne, in which case, it will need to explore other alternatives and may file for bankruptcy.

Poniard cannot assure you that it will be able to complete the proposed merger with Allozyne in a timely manner or at all or that the proposed merger will return value to Poniard shareholders. The merger agreement is subject to many closing conditions and termination rights, as set forth in more detail in “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination” on pages 111 and 117 of this proxy statement/prospectus/consent solicitation. In addition to its picoplatin product candidate, Poniard’s assets currently consist primarily of its limited cash and cash equivalents.

Poniard estimates that its current cash resources, which totaled $3.7 million as of June 30, 2011, will be sufficient to continue operations at substantially their current level through the third quarter of 2011. Poniard’s current operational costs consist primarily of personnel expenses, facilities expenses, including insurance costs, expenses for investor relations and corporate regulatory filings, and professional fees, including progress payments for legal and accounting fees in connection with the proposed merger. Poniard’s operating budget, however, does not include additional costs associated with the proposed merger with Allozyne or, if Poniard is unable to complete the proposed merger, the costs of a liquidation and winding up the company. These costs may be substantial and would include costs incurred in connection with the proposed merger, estimated to total approximately $1.6 million, in addition to severance and accrued vacation expense, accelerated payments due under existing contracts, and legal, accounting and/or financial advisory fees.

If the merger with Allozyne is not completed, Poniard’s board of directors will be required to explore alternatives for Poniard’s business and assets. These alternatives might include raising capital, seeking to merge or combine with another company, seeking the dissolution and liquidation of Poniard, or initiating bankruptcy proceedings. There can be no assurance that any third party will be interested in merging with Poniard or would agree to a price and other terms that Poniard would deem adequate or that Poniard shareholders would approve any such transaction. Although Poniard may try to pursue an alternative transaction and would seek to continue its current efforts to enter into a partnership or other strategic collaboration to support the continued development of picoplatin, Poniard likely will have very limited cash resources and likely will be forced to file for federal bankruptcy protection, unless it raises additional capital. If Poniard files for bankruptcy protection, its picoplatin license agreement and commercial supply contracts would be subject to termination by the other parties to those agreements and the obligation for dedicated manufacturing equipment under the commercial supply agreement with W. C. Heraeus GmbH, or Heraeus, in the amount of $1.6 million, would accelerate. In the event Poniard seeks bankruptcy protection, the creditors of Poniard would have first claim on the value of the assets of Poniard which, other than any remaining cash, would most likely be liquidated in a bankruptcy sale. Poniard can give no assurance of the magnitude of the net proceeds of any such sale and whether such proceeds would be sufficient to satisfy Poniard’s obligations to its creditors, let alone permit any distribution to its equity holders.

Poniard has a history of operating losses, will require substantial additional capital to fund its operation, and substantial doubt exists about Poniard’s ability to continue as a going concern.

The report of Poniard’s independent registered public accountants issued as part of its Annual Report on Form 10-K for the year ended December 31, 2010 contains a statement expressing substantial doubt regarding

Poniard’s ability to continue as a going concern. Poniard has not been profitable since its formation in 1984. As of June 30, 2011, Poniard had an accumulated deficit of $446.1 million. Poniard had net losses of $30.1 million, $45.7 million and $48.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. These losses resulted principally from costs incurred in its research and development programs and from its general and administrative activities. To date, Poniard has dedicated substantially all of its resources to research and development activities and has not generated any significant revenue from any product sales. Poniard has devoted substantially all of its resources in recent years to the development of its picoplatin product candidate. Poniard does not anticipate that picoplatin will be commercially available before 2014, if ever. In March 2010, Poniard initiated a comprehensive review of strategic alternatives aimed at supporting and optimizing the value of its picoplatin program for Poniard shareholders. Poniard has completed internal preparation of potential registration strategies for advancing picoplatin into pivotal clinical trials in colorectal, prostate, ovarian and small cell lung cancers, but has not otherwise conducted significant development activities since undertaking the strategic review process. This may further delay the timeline for potential commercialization of picoplatin. Poniard expects to incur additional operating losses and negative cash flows from operations for the foreseeable future. Without additional substantial capital from a financing, sale of assets, technology or intellectual property, or from a business combination or a similar transaction, Poniard will exhaust its resources and be unable to continue operations. These factors raise substantial doubt about Poniard’s ability to continue as a going concern.

Poniard’s Phase 3 trial of picoplatin in small cell lung cancer failed to meet the primary endpoint of overall survival, and this has negatively impacted, and will likely continue to negatively impact, Poniard’s ability to obtain funding and enter into strategic transactions.

In November 2009, based on 321 patient deaths, Poniard announced that its pivotal Phase 3 SPEAR trial did not meet its primary endpoint of overall survival in the intent-to-treat population. While this result is not necessarily predictive of the results that Poniard may experience in other indications, in different patient populations and/or with modifications to trial design, it had an immediate negative impact on Poniard’s ability to obtain funding for future picoplatin clinical trials and/or enter into strategic transactions and could negatively impact Poniard’s ability to obtain funding for future picoplatin clinical trials and/or enter into strategic transactions should the merger not close. Prior to the announcement of the Phase 3 SPEAR trial, Poniard had approached potential strategic partners who had expressed an interest in holding discussions with Poniard once results of the Phase 3 SPEAR trial were known. Also at this time, Poniard was planning a possible financing. Following the announcement of the unfavorable Phase 3 SPEAR trial results, these potential strategic partners declined to engage in discussions with Poniard and investors with whom Poniard had discussed a potential financing were unwilling to commit funds on a timely basis or on terms that would support the continued development of picoplatin.

If the merger with Allozyne is not completed and Poniard cannot successfully maintain and protect its current license for the development and commercial sale of picoplatin, Poniard’s prospects may be materially negatively affected.

Poniard has entered into an exclusive worldwide license, as amended, with Genzyme Corporation (successor to AnorMED, Inc. and a wholly owned subsidiary of Sanofi S.A. since April 2011) or Genzyme, for the development and commercialization of picoplatin. Under the license, Poniard is solely responsible for the development and commercialization of picoplatin. Genzyme retains the right, at Poniard’s cost, to prosecute its patent applications and maintain all licensed patents. The parties executed the license agreement in April 2004, at which time Poniard paid a one-time upfront payment of $1.0 million in common stock and $1.0 million in cash. The original agreement excluded Japan from the licensed territory and provided for $13.0 million in development and commercialization milestones, payable in cash or a combination of cash and common stock, and a royalty rate of up to 15% on product net sales after regulatory approval. The parties amended the license agreement on September 18, 2006, modifying several key financial terms and expanding the licensed territory to include Japan, thereby providing Poniard worldwide rights. In consideration of the amendment, Poniard paid Genzyme $5.0 million in cash on October 12, 2006 and an additional $5.0 million in cash on March 30, 2007. The amendment eliminated all development milestone payments to Genzyme. Genzyme remains entitled to receive up to $5.0 million in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduced the royalty payable to Genzyme to a maximum of 9% of annual net product sales and eliminated sharing of sublicense revenues with Genzyme. Poniard cannot predict the actual timing for initiation or completion of any future clinical trials, the length of time to regulatory approval, if any, or the extent of annual sales, if any, of picoplatin and, therefore, cannot predict when or if the milestone and royalty payments under its license agreement with Genzyme may be triggered.

The license agreement may be terminated by either Poniard or Genzyme for breach, or if the other party files a petition in bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. Poniard can terminate the license at any time upon prior written notice to Genzyme. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country. If Genzyme were to breach its obligations under the license, or if the license expires or is terminated and Poniard cannot renew, replace, extend or preserve its rights under the license agreement, Poniard’s business will be harmed.

If the merger is not completed and Poniard is unable to protect its proprietary rights, the commercial success of its product candidates may be limited and Poniard may be unable to realize value from its intellectual property; Poniard’s patents are of limited duration and Poniard may not be able to rely on the continuation of its patents beyond their stated duration.

Poniard’s success is dependent in part on obtaining, maintaining and enforcing its patents and other proprietary rights and its ability to avoid infringing the proprietary rights of others. The United States Patent & Trademark Office, or USPTO, may not issue patents from the patent applications owned by or licensed to Poniard. If issued, the patents may not give Poniard an advantage over competitors with similar technologies. The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to Poniard’s patents if it attempts to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the USPTO. It is possible that a competitor may successfully challenge Poniard’s patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to Poniard, third parties may be able to use Poniard’s patented invention without payment to Poniard. Moreover, it is possible that competitors may infringe Poniard’s patents or successfully avoid them through design innovation. Poniard may need to file lawsuits to stop these activities. These lawsuits can be expensive and would consume time and other resources, even if Poniard is successful in stopping the violation of Poniard’s patent rights. In addition, there is a risk that a court would decide that Poniard’s patents are not valid and that Poniard does not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of Poniard’s patents was upheld, a court would refuse to stop the other party on the ground that its activities do not infringe Poniard’s patents. The protection afforded by issued patents is limited in duration. Poniard has no knowledge of any infringement of its patents relevant to its current business.

With respect to picoplatin, in the United States, Poniard expects to rely primarily on RE41209 (the reissue of U.S. Patent No. 5,665,771, or ‘771), expiring February 7, 2016, which is licensed to Poniard by Genzyme, and additional licensed patents expiring in 2016 covering picoplatin in Europe and other countries. The U.S. Food and Drug Administration, or FDA, has designated picoplatin as an orphan drug for the treatment of small cell lung cancer under the provisions of the Orphan Drug Act, which entitles Poniard to exclusive marketing rights for picoplatin in the U.S. for seven years following market approval. If approved, Poniard may also be able to extend the term of a U.S. patent covering picoplatin under The Drug Price and Competition and Patent Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act, which permits the extension of the term of a U.S. patent on a new drug for up to a maximum of five years. In addition, the European Commission has designated picoplatin as an orphan medicinal product for the treatment of small cell lung cancer in the European Union, which entitles Poniard to exclusive marketing rights for picoplatin in the European Union for ten years following market approval in the European Union. Additional potential avenues exist which may supplement patent protection and exclusivity for picoplatin in Europe.

On May 8, 2009, patent owners, Genzyme and The Institute of Cancer Research, together with Poniard, filed with the USPTO, an application to reissue the ‘771 patent to the picoplatin compound. On April 6, 2010, the USPTO reissued the composition of matter patent for picoplatin as RE41209, replacing the ‘771 patent. The reissue patent includes claims specific to the picoplatin compound, its use in the treatment of any cancer, as well as claims to its pharmaceutical composition and oral dosage form. The reissue patent has the same force and effect as the original ‘771 patent and the same February 2016 expiration date, with the potential for up to a five year patent extension until 2021 under the Hatch-Waxman Act. Picoplatin is currently covered by additional issued process patents and other pending applications in the United States and abroad.

Under Poniard’s license agreement with Genzyme, Genzyme retains the right to prosecute its patent applications and maintain all licensed patents, with Poniard reimbursing such expenses. Poniard has the right to sue any third party infringers of the picoplatin patents. If Poniard does not file suit, Genzyme, in its sole discretion, has the right to sue the infringer at its expense. RE41209 is co-owned by Genzyme and The Institute of Cancer Research, which has exclusively licensed its rights to the patent to Genzyme.

In addition to the intellectual property rights described above, Poniard relies on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose Poniard technology. Poniard may not be able to effectively protect its rights in unpatented technology, trade secrets and confidential information. Poniard requires each of its employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with Poniard. However, these agreements may not provide effective protection of its information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

The use of Poniard’s technologies could potentially conflict with the rights of others.

Poniard’s competitors or others may have or may acquire patent rights that they could enforce against Poniard. In such case, Poniard may be required to alter its products, pay licensing fees or cease activities. If Poniard’s products conflict with patent rights of others, third parties could bring legal actions against Poniard claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, Poniard could be required to obtain a license in order to continue to manufacture or market the affected products. Poniard may not prevail in any legal action and a required license under the patent may not be available on acceptable terms. Poniard is not aware of any entities that have legally blocking proprietary rights to the use of its technologies relevant to its current business.

Poniard may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to Poniard of any litigation or other proceedings relating to intellectual property rights, even if resolved in Poniard’s favor, could be substantial. Some of Poniard’s competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against Poniard, it may not be able to continue its operations. If third parties file patent applications, or are issued patents claiming technology also claimed by Poniard in pending applications, Poniard may be required to participate in interference proceedings in the USPTO to determine priority of invention. Poniard may be required to participate in interference proceedings involving its issued patents and pending applications. Poniard may be required to cease using the technology or license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer Poniard a license on commercially acceptable terms.

Poniard may in the future be required to repay dedicated equipment costs under a commercial supply agreement, which may result in a material adverse effect on its financial resources.

Poniard is a party to a picoplatin active pharmaceuticals ingredient, or API, commercial supply agreement with Heraeus, under which Heraeus has agreed to produce picoplatin API for commercial use. Manufacturing services are provided on a purchase order, fixed-fee basis, subject to certain purchase price adjustments and minimum quantity requirements. The Heraeus API commercial supply agreement continues for an initial term ending December 31, 2013 and may be terminated:

•	by mutual agreement of the parties;

•	by either party, if there is a material breach by the other party that remains uncured;

•	by either party, in the event of insolvency or bankruptcy of the other party;

•	by either party, if the other party or any its personnel performing services is debarred;

•	by Poniard, if there is a change of control of Heraeus; or

•	by either party on 24 months’ notice following the initial term.

The Heraeus API commercial supply agreement provides that Poniard must repay Heraeus for the purchase and set-up of dedicated manufacturing equipment costing approximately $1.6 million in the form of a surcharge on an agreed upon amount of the picoplatin API ordered and delivered on or before December 31, 2013. If Poniard orders and takes delivery of less than the agreed upon amount of picoplatin API through December 31, 2013, Poniard will be obligated to pay the balance of the equipment cost as of that date. To date, Poniard has not ordered any picoplatin API under the Heraeus agreement. Poniard is exploring potential partnering or out licensing opportunities to continue clinical development and commercialization of picoplatin and believes that any such partnering arrangement may include assignment of the Heraeus API commercial supply agreements to the licensee or other partner. However, Poniard has no assurance that it will be able to successfully out license or otherwise partner picoplatin or that any such arrangement would include the assignment of any or all of Poniard’s obligations under the Heraeus agreement, including the obligation to pay up to $1.6 million in committed equipment costs.

Changes in health care reimbursement could adversely affect the commercial potential of Poniard’s picoplatin candidate and any potential partnering arrangement for picoplatin.

The levels of revenues and profitability of biotechnology companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payers for health care goods and services may take in response to any health care reform proposals or legislation. Even in the absence of statutory change, market forces are changing the health care sector. Poniard cannot predict the effect health care reforms may have on the development, testing, commercialization and marketability of its picoplatin product. To the extent that such proposals or reforms have a material adverse effect on the business and potential revenues of other companies that are potential strategic partners or collaborators, Poniard’s ability to enter into an out license or transaction to partner picoplatin may be adversely affected and the amount a third party may be willing to pay to license or acquire picoplatin in the future may be reduced.

Product liability claims in excess of the amount of Poniard’s insurance would adversely affect Poniard’s financial condition.

The testing, manufacture, marketing and sale of picoplatin and any other proposed cancer therapy products, including past clinical and manufacturing activities in connection with Poniard’s terminated skeletal targeted radiotherapy, or STR, development program, may subject Poniard to product liability claims. Poniard is insured against such risks up to a $10.0 million annual aggregate limit in connection with clinical trials of its products candidates. However, insurance coverage may not be available to Poniard in the future at an acceptable cost. Poniard may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to Poniard’s reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether Poniard is insured, a product liability claim or product recall may result in losses that could be material. Poniard has no knowledge of any material product liability claims that have been filed against it relevant to its current business.

Poniard’s past use of radioactive and other hazardous materials exposes Poniard to the risk of material environmental liabilities, and Poniard may incur significant additional costs to comply with environmental laws in the future.

Poniard’s past research and development and manufacturing processes, as well as the manufacturing processes that may have been used by its collaborators, involved the controlled use of hazardous and radioactive materials. As a result, Poniard is subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in connection with its use of these materials. Although Poniard believes that its safety procedures for handling and disposing of such materials complied with the standards prescribed by such laws and regulations, Poniard may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Poniard terminated its STR manufacturing operations in Denton, Texas in May 2005 and completed the sale of the Denton facility in October 2007. Poniard’s current insurance does not cover liability for the clean-up of hazardous waste materials or other environmental risks.

Any future impairment and write down of Poniard’s picoplatin intangible asset would increase Poniard’s net loss, which could materially and adversely affect Poniard’s financial position, stockholders’ equity and the value of its common stock.

As of December 31, 2010, Poniard had a net intangible asset of approximately $6.4 million, which represents capitalized payments for Poniard’s picoplatin license. In accounting for the picoplatin intangible asset, Poniard estimates its expected useful life, the expected residual value, and the potential for impairment based on the occurrence of certain events or circumstances, including changes in Poniard’s business strategy and plans, a significant decrease in market value of Poniard, a significant change in asset condition, or a significant adverse change in regulatory and/or economic climate. Specifically, the value of the picoplatin intangible asset could be impaired as a result of negative results of clinical trials or adverse decisions or rulings of regulatory bodies, such as the FDA.

In November 2009, Poniard announced that its pivotal Phase 3 SPEAR trial of picoplatin in the second-line treatment of small cell lung cancer did not meet the primary endpoint of overall survival. Poniard considered this event to be a trigger for testing its picoplatin intangible asset for possible impairment; however, upon review of the expected future undiscounted net cash flows identifiable to its picoplatin license, Poniard determined that the picoplatin intangible was recoverable and that no impairment had occurred. Poniard continues to believe that the picoplatin intangible is recoverable as of June 30, 2011.

Poniard has no assurance that events or circumstances will not arise in the future requiring it to perform impairment testing of its picoplatin intangible asset. If an impairment is indicated as a result of future evaluations, Poniard will be required to record an impairment charge, which would increase Poniard’s reported net loss for the period in which the charge is taken and reduce its net asset value. Such events could materially adversely affect Poniard’s results of operations and stockholders’ equity and, in turn, its stock price. Moreover, a material decrease in stockholders’ equity could negatively impact Poniard’s compliance with the $2.5 million minimum stockholders’ equity requirement for continued listing of Poniard’s common stock on The NASDAQ Capital Market.

Poniard has very limited staffing and will continue to be dependent upon key personnel.

As of August 15, 2011, Poniard had seven full-time employees and one part-time employee. Poniard’s success depends, to a significant extent, on the efforts of a small management team and staff. Poniard has change of control agreements and/or severance agreements with all of its officers. Poniard’s agreements with its officers provide for “at will” employment, which means that each officer may terminate his or her service with Poniard at any time. Poniard does not maintain key-person life insurance on any of its officers or employees. If key individuals leave Poniard, Poniard could be adversely affected if suitable replacement personnel are not quickly recruited. There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain qualified personnel. Poniard’s uncertain financial situation and the prospect of the proposed merger will compound this difficulty.

Poniard’s operations may be interrupted by the occurrence of a natural disaster or other catastrophic event.

Poniard’s principal executive offices are in San Francisco, California, and Poniard maintains accounting and legal activities in Seattle, Washington. Natural disasters or other catastrophic events, including earthquakes, fires, floods, war, terrorist attacks, civil unrest and similar events, could disrupt Poniard’s operations. Although Poniard believes that it carries commercially reasonable business interruption and liability insurance, it might suffer losses as a result of business interruptions that exceed the coverage available under its insurance. Any natural disaster or catastrophic event could have a significant negative impact on Poniard’s operations and financial prospects. Moreover, any such event could delay or adversely affect Poniard’s ability to complete the merger with Allozyne, Poniard’s continuing efforts to out license or otherwise partner picoplatin development or, if the merger is not completed, identify and execute any alternative transactions.

Risks Related to Poniard Common Stock

Poniard’s common stock may be delisted from The NASDAQ Stock Market LLC if Poniard is unable to maintain compliance with The NASDAQ Capital Market continued listing requirements.

Poniard transferred the listing of its common stock from The NASDAQ Global Market to The NASDAQ Capital Market on December 17, 2010. In order to continue to be included in The NASDAQ Capital Market, Poniard must meet The NASDAQ Capital Market continued listing standards, including maintaining a closing bid price of $1.00 per share.

On July 20, 2010, Poniard received a letter from NASDAQ stating that the minimum bid price of its common stock had been below $1.00 per share for 30 consecutive business days and that Poniard was not in compliance with the minimum bid price requirement for listing on The NASDAQ Global Market. Poniard was provided an initial period of 180 calendar days, or until January 18, 2011, to regain compliance. Poniard transferred the listing of its common stock to The NASDAQ Capital Market on December 17, 2010, at which time Poniard was afforded the remainder of the initial compliance period. On January 19, 2011, Poniard received a letter from NASDAQ notifying Poniard that it had been granted an additional 180 calendar day period, or until July 18, 2011, to regain compliance with the minimum bid price requirement. The additional time period was granted based on Poniard meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and Poniard’s written notice to NASDAQ of its intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the closing bid price of Poniard’s common stock must meet or exceed $1.00 per share for at least ten consecutive business days during the additional time period. NASDAQ may, in its discretion, require Poniard common stock to maintain a closing bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that Poniard has demonstrated an ability to maintain long-term compliance.

On June 9, 2011, after election of directors and ratification of auditors, Poniard adjourned its 2011 annual meeting of shareholders to July 8, 2011 and further adjourned to July 22, 2011, to solicit additional proxies to vote in favor of a proposal to authorize the board of directors to, on or before August 1, 2011, implement a reverse stock split of Poniard’s outstanding common stock at an exchange ratio between 1-for-15 and 1-for-25, with the exact ratio to be set by the Poniard board in its discretion. The purpose of the reverse stock split proposal was to facilitate Poniard’s efforts to regain compliance with The NASDAQ Capital Market minimum bid price requirement. Poniard adjourned its reconvened annual meeting of shareholders on July 22, 2011, with an insufficient number of votes to approve the reverse stock split proposal. Although 91.6% of the shareholders who voted at the annual meeting voted in favor of the reverse stock split proposal, only 49.2% of Poniard’s outstanding common stock entitled to vote at the annual meeting actually voted. A majority (50% of the shares outstanding, plus one share) of the Poniard common stock outstanding and entitled to vote at the Poniard annual meeting of shareholders was required to approve the reverse stock split proposal.

On July 19, 2011, the NASDAQ Listing Qualifications Staff advised Poniard that it had not regained compliance within the extended compliance period and its common stock therefore will be delisted. On August 25, 2011, representatives of Poniard attended a hearing to appeal the decision and to present a plan for compliance to the NASDAQ listing qualifications panel. On September 2, 2011, the NASDAQ Hearings Panel determined to allow the continued listing of Poniard’s common stock on The NASDAQ Stock Market subject to the conditions that on or before December 31, 2011, Poniard must have (i) held a shareholders’ meeting; (ii) obtained shareholder approval for the merger with Allozyne and a reverse stock split in a ratio sufficient to allow the stock to trade above $4.00 per share; and (iii) obtained approval of the NASDAQ staff for listing of the combined company on The NASDAQ Stock Market. There can be no assurance that the plan of compliance and the combined company will be able to satisfy the requirements for maintaining The NASDAQ Capital Market listing.

The level of trading activity of Poniard common stock may decline if it is no longer listed on The NASDAQ Capital Market. As such, if Poniard’s common stock ceases to be listed for trading on The NASDAQ Capital Market for any reason, it may harm Poniard’s stock price, increase the volatility of Poniard’s stock price, lead to decreased analyst coverage, investor demand and information available concerning trading prices and volume, or make it more difficult for investors to buy or sell shares of Poniard common stock. Further, Poniard may no longer qualify for exemptions from state securities registration requirements. Without an exemption from registration, Poniard may need to file time-consuming and costly registration statements for future securities transactions and issuances and to amend Poniard’s stock option and stock purchase plans. Furthermore, if Poniard’s common stock is delisted, Poniard would be required to utilize the long-form registration statement on SEC Form S-1 in order to register any future securities under the Securities Act of 1933, as amended, or the Securities Act, either for sale by Poniard or for resale by investors who previously acquired securities from Poniard in a private placement. The SEC Form S-1 requires more information than SEC Form S-3 and will take longer and be more costly to prepare and keep current than SEC Form S-3.

If Poniard’s common stock were to be delisted from The NASDAQ Capital Market, trading of Poniard common stock could be conducted in the over-the-counter market on an electronic bulletin board or interdealer quotation system, such as the OTC Bulletin Board or the OTC Market Group’s OTC Link. Any such change in listing could reduce the market liquidity of its common stock. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, Poniard common stock.

If Poniard common stock were to be delisted from The NASDAQ Capital Market, and Poniard’s trading price remains below $5.00 per share, trading in Poniard’s common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or “margin” low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if Poniard’s share price were higher. This factor may also limit the willingness of institutions to purchase Poniard common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in Poniard common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade Poniard common stock.

Poniard’s stock price is volatile and, as a result, you could lose some or all of your investment.

There has been a history of significant volatility in the market prices of securities of biotechnology companies, including Poniard’s common stock. In 2010, the reported high and low closing sale prices of Poniard’s common stock were $2.70 and $0.35. During 2009, the reported high and low closing sale prices of Poniard’s common stock were $9.14 and $1.50. Poniard’s stock price has been, and may continue to be, affected by this type of market volatility, as well as Poniard’s own performance. Poniard’s business and the relative price of its common stock may be influenced by a large variety of factors, including:

•	announcements regarding the sufficiency of its cash resources;

•	available sources of funding;

•	developments concerning the proposed merger with Allozyne or other strategic opportunities and the terms and timing of any such transactions;

•	the progress and results of clinical trials;

•	Poniard’s ability to identify viable and efficient registration strategies for picoplatin in various indications;

•	Poniard’s ability to protect its patent and other intellectual property rights;

•	future sales of significant amounts of Poniard common stock by Poniard or its shareholders;

•	the expense and time associated with, and the extent of Poniard’s ultimate success in, securing regulatory approvals;

•	announcements by Poniard or its competitors concerning acquisitions, strategic alliances, technological innovations, new commercial products or changes in product development strategies;

•	the availability and cost of picoplatin API and finished drug product;

•	developments in and the outcome of litigation against Poniard; and

•	other events or factors, many of which are beyond Poniard’s control.

In addition, public concern about the potential safety and efficacy of picoplatin, comments by securities analysts, Poniard’s ability to maintain the listing of its common stock on The NASDAQ Capital Market, and conditions in the capital markets in general and in the life science capital market specifically, may have a significant effect on the market price of Poniard’s common stock. The realization of any of the risks described in this proxy statement/prospectus/consent solicitation or in Poniard’s other reports filed with the SEC, as well as other factors, could have a material adverse impact on the market price of Poniard’s common stock and may result in a loss of some or all of your investment in Poniard’s securities.

Poniard may become involved in securities class action litigation that could divert management’s attention and harm the business of Poniard.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of Poniard common stock to decline. In the past, securities class action litigation often has been brought against companies following periods of volatility in their stock prices. Poniard may in the future be the target of similar litigation. Securities litigation, even if it is without merit or unsuccessful, could result in substantial costs and divert Poniard’s management’s time and resources, which could cause Poniard’s business to suffer.

On June 27, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard, its board of directors, a wholly-owned subsidiary of Poniard and Allozyne. The action, titled Aronheim v. Poniard Pharmaceuticals, Inc., et al. (Case Number: CGC-11-512033), alleges in summary that, in connection with the proposed merger with Allozyne, the members of the Poniard board of directors breached their fiduciary duties by purportedly conducting an unfair sale process and agreeing to an unfair sale price, and by purportedly engineering the proposed merger to provide them with improper personal benefits. The action also alleges that Poniard and Allozyne aided and abetted the Poniard board members’ purported breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, a declaration that the merger agreement was entered into in breach of the Poniard board members’ fiduciary duties, rescission of the merger agreement, an injunction against the proposed merger, a directive that the Poniard board members exercise their fiduciary duties to obtain a transaction that is in the best interests of Poniard’s shareholders, the imposition of a constructive trust in favor of the plaintiff and the class upon any benefits improperly received by the Poniard board members as a result of their purportedly wrongful conduct and fees and costs. Poniard, its board of directors and Allozyne believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

On August 24, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard and its board of directors, as well as against Poniard’s Chief Executive Officer, its President and Chief Medical Officer, its Interim Chief Financial Officer, its Senior Vice President of Corporate Development, and its Vice President, Legal and Corporate Secretary. The action, titled Wing Sze Wu v. Robert S. Basso, et al. (Case Number: CGC-11-513652), alleges in summary that the members of the Poniard board of directors breached their fiduciary duties by agreeing to pay purportedly excessive compensation and benefits to Poniard’s senior management, that such members of Poniard’s senior management were allegedly unjustly enriched when they received such executive compensation and benefits, that Poniard’s board of directors breached their fiduciary duties by conducting a purportedly unfair sale process in connection with the proposed transaction with Allozyne and agreeing to an allegedly unfair and dilutive sale price and a transaction that included improper “deal protection measures,” and by providing allegedly materially inadequate disclosures and material disclosure omissions to Poniard’s shareholders. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, an injunction against the proposed merger, rescission of the proposed merger to the extent it occurs before final judgment in the lawsuit or recissory damages, a directive that the defendants account for all damages allegedly caused by them and account for all profits and special benefits obtained as a result of their alleged breaches of their fiduciary duties, and for costs, attorneys fees, expenses and such other relief as the court deems just and proper. Poniard, its board of directors and Poniard’s management believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

Additional lawsuits could be filed, and the allegations in the above lawsuit may be amended.

Certain investors beneficially own significant blocks of Poniard common stock; these large shareholders may take actions that are contrary to your interests, including selling their stock.

A small number of Poniard shareholders hold a significant amount of Poniard’s outstanding stock. As of August 15, 2011, entities affiliated with Bay City Management beneficially owned an aggregate of approximately 7.6% of Poniard’s outstanding common stock. Two of Poniard’s directors, Fred B. Craves and Carl S. Goldfischer, are managing directors of Bay City Capital LLC, an affiliate of Bay City Management, and possess capital and carried interests in the Bay City Management entities holding Poniard’s shares. Entities affiliated with MPM Capital beneficially owned an aggregate of approximately 10.7% of Poniard’s outstanding common stock as of August 15, 2011. Nicholas J. Simon, a director of Poniard, is a general partner of certain of the MPM entities that hold those shares. As a result, these shareholders may collectively be able to significantly influence matters requiring approval of Poniard shareholders, including the election of directors and approval of significant corporate transactions. These shareholders may support competing transactions and have interests that are different from yours.

Sales of a large number of shares of Poniard stock by one or more of these large shareholders or other shareholders within a short period of time, or the expectation that such sales may occur, could significantly reduce the market price of Poniard common stock. For example, certain of Poniard’s officers and directors and their affiliates have established, or may in the future establish, selling plans under Rule 10b5-1 of the Exchange Act for the purpose of effecting specified sales of Poniard common stock over a specified period of time. If any of these events cause a large number of Poniard shares to be sold in the public market, the sales could reduce the trading price of Poniard’s common stock and impede Poniard’s ability to raise future capital.

Any future securities issuances by Poniard may have dilutive or adverse effects on Poniard’s existing shareholders.

Poniard historically has financed its operations primarily by issuing and selling Poniard common stock or securities convertible into or exercisable for shares of its common stock. In light of Poniard’s need for additional capital, Poniard may issue additional shares of common stock or convertible securities that could dilute ownership of existing Poniard shareholders and may include terms that give new investors rights that are superior to those of existing shareholders. Moreover, any issuances by Poniard of equity securities may be at or below the prevailing market price of Poniard’s common stock and in any event may have a dilutive impact on the ownership interest of existing shareholders, which could cause the market price of Poniard’s common stock to decline. Poniard may also raise additional funds through the incurrence of debt, and the holders of any debt Poniard may issue would have rights superior to rights of current Poniard shareholders in the event Poniard is forced to seek the protection of bankruptcy laws.

Poniard has never paid cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future; however, holders of Poniard’s outstanding Series 1 preferred stock do receive payments of dividends and have certain other rights and preferences superior to those of Poniard’s common shareholders.

Poniard has not paid cash dividends on its common stock to date, and Poniard currently intends to retain its future earnings, if any, to fund its business operations. Poniard does not anticipate paying any cash dividends on its common stock in the foreseeable future. As a result, capital appreciation, if any, of Poniard’s common stock would be the sole source of gain for the foreseeable future.

Poniard had 78,768 shares of $2.4375 convertible exchangeable preferred stock, or Series 1 preferred shares, outstanding as of August 15, 2011. These shares were originally issued in 1989. Pursuant to the terms of the designation of the Series 1 preferred shares, holders of Series 1 preferred shares are entitled to receive annual dividends of $2.4375 per Series 1 preferred share outstanding. Since the issuance of the Series 1 preferred shares, Poniard has timely declared and paid all annual dividends owned to the holders of its Series 1 preferred shares. Dividends on the Series 1 preferred shares are cumulative, which means that if they are not paid, the amount of the dividends accrue and, unless full cumulative dividends on the Series 1 preferred shares have been paid, no dividends may be paid on any stock ranking junior to the Series 1 preferred shares, including the common stock. In addition, holders of Poniard’s Series 1 preferred shares have certain redemption rights and liquidation preferences that are greater than or superior to the rights of Poniard common shareholders. These rights may decrease the amount of earnings and assets available for distribution to Poniard common shareholders.

Poniard’s failure to pay cumulative dividends on its Series 1 preferred stock when such dividends become due may give rise to Series 1 voting rights and would result in Poniard’s loss of eligibility to register its securities on SEC Form S-3, which would adversely affect Poniard’s ability to conduct its business in an efficient and cost-effective manner and adversely impact the market of its common stock.

If the merger is not completed and Poniard is unable to raise additional capital or enter into an alternative transaction on a timely basis, Poniard likely will not have sufficient funds to timely pay cumulative dividends on its Series 1 preferred stock. Although holders of Poniard’s Series 1 preferred stock generally do not have voting rights, if dividends payable on the Series 1 preferred stock have been in arrears and unpaid for three semi-annual periods, holders of the Series 1 preferred stock will have the exclusive right, voting as a single class, to elect two directors, which directors will be in addition to the number of directors constituting the then current Poniard board of directors. Such voting rights will continue until such time as all cumulative dividends accumulated on the Series 1 preferred stock have been paid in full, subject to revesting upon any subsequent default. Furthermore, if Poniard fails to pay any cumulative dividend on its Series 1 preferred stock, Poniard would, for the remainder of the fiscal year in which such default has occurred, be required to utilize the long-form registration statement on SEC Form S-1 in order to register any future securities under the Securities Act, either for sale by Poniard or for resale by investors who previously acquired securities from Poniard in a private placement. The SEC Form S-1 requires more information than SEC Form S-3 and would take longer and be more costly to prepare and keep current than SEC Form S-3.

Certain provisions in Poniard’s articles of incorporation and Washington state law could discourage a change of control and may adversely affect the rights and interests of Poniard common shareholders.

Poniard’s articles of incorporation authorize Poniard’s board of directors to issue up to 200,000,000 shares of common stock and up to 2,998,425 shares of preferred stock. Up to 1,120,000 preferred shares have been designated Series 1 preferred shares, 78,768 of which currently are outstanding. The remaining authorized but unissued preferred shares are presently undesignated. Poniard currently has no plans to issue any additional shares of preferred stock.

Under its articles of incorporation, Poniard’s board of directors is authorized generally, without shareholder approval, to issue shares of preferred stock in one or more series and, in connection with the creation of each such series, to fix the number of shares of such series and designate the powers, preferences and rights of such series, including dividend rights, redemption rights, liquidation preferences, sinking fund provisions, conversion rights and voting rights, any or all of which may be greater than or superior to the rights of the common stock.

Washington law imposes restrictions on certain transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of voting securities of the target corporation, unless (i) the business transaction or the acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities or (ii) at or after the acquiring first person became a 10% beneficial owner of the target corporation, the business transaction is approved by a majority of the members of the target corporation’s board of directors and at least 2/3 of the outstanding voting shares of the target corporation (excluding shares held by the acquiring person). Prohibited business transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

•	termination of 5% or more of the employees of the target corporation; or

•	receipt by the acquiring person of any disproportionate benefit as a shareholder.

After the five-year period, a significant business transaction may occur if it complies with “fair price” provisions specified in the statute. A corporation may not opt out of this statute. This provision may have an anti-takeover effect with respect to transactions that the Poniard board of directors does not approve in advance.

The foregoing provisions of Washington law, together with the provisions of Poniard’s articles of incorporation authorizing the Poniard board of directors, without further vote or action by the shareholders, to issue shares of preferred stock with powers, preferences and privileges fixed by the board, may have the effect of delaying, deterring or preventing a change of control of Poniard, even if this change would be beneficial to its shareholders. These provisions also may discourage bids for Poniard common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, Poniard common stock. In addition, these provisions could make it more difficult to replace or remove Poniard’s current directors and management in the event Poniard’s shareholders believe this would be in the best interests of Poniard and its shareholders.

Risks Related to Allozyne’s Business

If Allozyne fails to obtain the capital necessary to fund its operations, Allozyne may be unable to develop its product candidates and Allozyne could be forced to share its rights to these product candidates on terms that may be unfavorable to Allozyne.

Allozyne needs large amounts of capital to support the development of its product candidates and its research and development efforts. Allozyne intends to raise funds through strategic partnerships, by selling additional equity or debt securities, or both, or by incurring other indebtedness. If Allozyne is unable to raise additional capital in sufficient amounts or on terms acceptable to Allozyne, it will be prevented from advancing development of its product candidates and furthering its research and development efforts or Allozyne may instead elect to enter into collaborations that could require it to share rights to its product candidates to a greater extent than it currently intends.

Taking into account its projected operating results, Allozyne believes that its current cash and cash equivalents balances of $1.3 million as of June 30, 2011 plus proceeds from an additional $1.5 million in a financing that closed in July 2011 will provide adequate resources to fund operations into the fourth quarter of 2011. However, there is no assurance Allozyne can achieve its projected operating results. Its forecast, however, reflects use of available cash only to fund its current operations and transactional costs associated with the proposed merger with Poniard. The costs included in the above projected operating results include the continued clinical development costs of the Company’s lead product candidate, AZ01, facilities and employee related expenses, and preclinical activities around the Company’s other product candidates. Its forecast does not include costs associated with a liquidation and winding up of the company if it is unable to raise additional funds. These costs may be substantial and Allozyne can provide no assurance that it will have sufficient cash to cover these additional costs.

The amount of capital Allozyne will require in the future will depend on many factors, including:

•	the ability to raise capital in the debt/equity markets or through strategic partnerships;

•	the costs and timing associated with the closing of the merger;

•	the scope, rate of progress, results and costs of its preclinical testing, clinical trials, and other research and development activities;

•	the hiring of a number of new employees at salary levels consistent with its estimates to support operating as a publicly-held company following the merger;

•	the number of programs Allozyne pursues;

•	the cost of preparing, filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

•	the cost of establishing clinical and commercial supplies of its product candidates;

•	the extent to which Allozyne acquires or invests in businesses, products, or technologies; and

•	the cost, timing, and outcomes of regulatory approvals.

Allozyne’s current financial condition may make securing additional capital extremely difficult. While Allozyne has in the past successfully raised capital from venture capital funds and private investors, Allozyne can give no assurance that it will be able to do so in the future. If no acceptable financing transaction can be negotiated and completed within a short period of time, Allozyne may be required to sell its securities or assets, or agree to be acquired, on terms that may not be favorable to Allozyne or to its stockholders.

The sale of additional shares of Allozyne’s capital stock could result in dilution to its stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights, and other operating restrictions that could adversely impact Allozyne’s ability to conduct its business.

Allozyne has incurred operating losses in each year since its inception, expects to continue to incur substantial and increasing losses for the foreseeable future, will require substantial additional capital to fund its operation and substantial doubt exists about its ability to continue as a going concern.

The report of Allozyne’s independent registered public accountants issued as part of its financial statement audit for the year ended December 31, 2010 contains a statement expressing substantial doubt regarding Allozyne’s ability to continue as a going concern. Allozyne’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. Allozyne has been engaged in designing and developing compounds and product candidates since 2005 and it has not generated any product revenue to date. Its aggregate net losses are $8.5 million, $8.9 million and $14.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. Allozyne expects its research and development expenses to increase in the future due to increased manufacturing and clinical development costs primarily related to the costs of its clinical trials, the advancement of its preclinical studies, and to product candidate manufacturing costs. As a result, Allozyne expects to continue to incur substantial and increasing losses for the foreseeable future. Allozyne is uncertain when or if it will be able to achieve or sustain profitability. Failure to become and remain profitable would adversely affect Allozyne’s ability to continue its operations. Without additional substantial capital from a financing or strategic partnership, Allozyne will exhaust its resources and be unable to continue operations.

Allozyne’s success depends on the success of its clinical product candidate, AZ01, and Allozyne cannot be certain that it will be safe or effective, complete clinical trials, receive regulatory approval or be successfully commercialized.

Although Allozyne’s lead product candidate, AZ01, has completed a Phase 1a clinical trial for the treatment of RRMS, many additional clinical trials would be required before Allozyne is able to submit a Biologic License Application, or BLA, to the FDA for approval. The regulatory approval process can take many years to complete and require the expenditure of substantial resources. Moreover, despite Allozyne’s expenditure of substantial resources and its continued efforts to developing AZ01, the clinical trials required for FDA approval of AZ01 may never be successfully completed. If the required clinical trials are not completed or the results do not meet safety and efficacy thresholds required by the FDA, AZ01 will not receive regulatory approval. Even if AZ01 receives regulatory approval, AZ01 may never be successfully commercialized. If AZ01 does not receive regulatory approval or is not successfully commercialized, Allozyne may be unable to generate revenue, or become profitable, which would adversely affect its ability to continue operations.

Allozyne is focused on a limited number of product candidates, and adverse developments with respect to one or more of those candidates could harm its business.

Allozyne is currently focused on continuing the development of its product candidates, AZ01, AZ05 and AZ17. Allozyne’s focus on a limited number of internal product candidates means that adverse developments with respect to one or more of these candidates could have a more significant adverse impact on its business than if Allozyne maintained a broader portfolio of product candidates.

Any failure or delay in commencing or completing clinical trials for product candidates could harm Allozyne’s business.

To date, only AZ01 has entered clinical trials. The commencement and completion of clinical trials for Allozyne’s product candidates may be delayed or prevented by many factors, including:

•	having the capital resources available to fund preclinical studies and clinical trials;

•	Allozyne’s ability to obtain regulatory approval to commence a clinical trial;

•	Allozyne’s ability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	poor effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects;

•	governmental or regulatory delays related to clinical trials, including trial design, results, and materials supply;

•	changes in regulatory requirements, policy, and guidelines; and

•	varying interpretation of data by Allozyne, the FDA, and similar foreign regulatory agencies.

It is possible that none of Allozyne’s product candidates will complete the required clinical trials. Accordingly, Allozyne may not seek or receive the regulatory approvals necessary to market its product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for product candidates would prevent or delay their commercialization.

Any success of Allozyne’s preclinical studies and clinical trials may not be indicative of results in a large number of subjects of either safety or efficacy.

The successful results of Allozyne’s preclinical studies using animal models may not be predictive of the results that Allozyne will see in its clinical trials with human subjects. In addition, results in early-stage clinical trials generally test for drug safety rather than efficacy and are based on limited numbers of subjects. For instance, Allozyne’s AZ01 Phase 1a trial only had 40 subjects and the objectives were to assess AZ01’s safety and tolerability profile and define its pharmacological profile.

Allozyne’s reported progress and results from its early phases of clinical testing of its product candidates may not be indicative of progress or results that will be achieved with larger populations, which could be less favorable. Moreover, Allozyne does not know if any favorable results it achieves in clinical trials will have a lasting or repeatable effect. If a larger group of subjects does not experience positive results or if any favorable results do not demonstrate a beneficial effect, Allozyne’s product candidates that it advances to clinical trials may not receive approval from the FDA for further clinical trials or commercialization.

Allozyne may be unable to successfully identify additional clinical product candidates.

As a significant part of its growth strategy, Allozyne intends to develop and commercialize additional product candidates through its research program using its proprietary biociphering™ platforms, CAESAR and VIGÈNERE. The success of this strategy depends upon Allozyne’s ability to identify and select product candidates that fit into its development plans. Allozyne’s efforts in drug discovery and development using its biociphering™ platforms, CAESAR and VIGÈNERE, have yielded only a small number of product candidates. Additionally, Allozyne does not have significant clinical data with respect to any of these potential product candidates. Allozyne cannot be certain that it will be able to successfully identify new product candidates and, even if Allozyne’s research program initially shows promise in identifying potential product candidates, it may fail to yield product candidates suitable for clinical development.

Allozyne is subject to extensive and rigorous governmental regulation, including the requirement of approval before its products may be lawfully marketed.

Before obtaining regulatory approvals for the commercial sale of any product candidate, Allozyne must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication. This process can take many years and require the expenditure of substantial resources, and may include post-marketing studies and surveillance. To date, Allozyne has not successfully demonstrated in clinical trials safety or efficacy sufficient for regulatory approval for any product candidate. Allozyne cannot assure you that its product candidates will demonstrate sufficient safety and efficacy for regulatory approval. Allozyne may also encounter delays or rejections due to additional government regulation from future legislation, administrative action, or changes in FDA policy. If Allozyne’s current product candidates are not shown to be safe and effective in clinical trials, then Allozyne’s business will be harmed. If Allozyne is unable to discover or successfully develop drugs that are effective and safe in humans and receive regulatory approval, Allozyne will not have a viable business. Allozyne does not expect any of its current product candidates to be commercially available in major markets before 2017, if at all.

Failure to obtain regulatory approval in foreign jurisdictions would prevent Allozyne from marketing its products internationally.

Allozyne intends to have its product candidates marketed outside the United States. In order to market its products in the European Union and many other non-U.S. jurisdictions, Allozyne must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. To date, Allozyne has not filed for marketing approval of any of its product candidates and may not receive the approvals necessary to commercialize its product candidates in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, or may include different or additional risks. Allozyne may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. A failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions, including approval by the FDA. The failure to obtain regulatory approval in foreign jurisdictions would harm Allozyne’s business.

Even if Allozyne’s product candidates receive regulatory approval, they could be subject to restrictions or withdrawal from the market and Allozyne may be subject to penalties if Allozyne fails to comply with regulatory requirements or if Allozyne experiences unanticipated problems with its products.

Any product candidate for which Allozyne receives regulatory approval, together with the manufacturing processes, post-approval clinical data, and advertising and promotional activities for such product, will be subject to continued review and regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or on the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidate. Later discovery of previously unknown problems with Allozyne’s products or their manufacture, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If Allozyne is slow or otherwise unable to adapt to changes in existing regulatory requirements, Allozyne may lose marketing approval for any products that may be approved in the future.

Allozyne’s product candidates may never achieve market acceptance even if Allozyne obtains regulatory approvals.

Even if Allozyne obtains regulatory approvals for the commercial sale of its product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians, patients, third-party payors, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If Allozyne’s product candidates fail to gain market acceptance, Allozyne may be unable to earn sufficient revenue to continue its business. Market acceptance of, and demand for, any product that Allozyne may develop and commercialize will depend on many factors, including:

•	Allozyne’s ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of adverse side effects;

•	availability, relative cost, and relative efficacy of alternative and competing treatments;

•	the effectiveness of Allozyne’s marketing and distribution strategy;

•	publicity concerning Allozyne’s products or competing products and treatments; and

•	Allozyne’s ability to obtain sufficient third-party insurance coverage or reimbursement.

If Allozyne’s product candidates do not become widely accepted by physicians, patients, third-party payors, and other members of the medical community, Allozyne’s business will be harmed.

Allozyne will rely on third-party manufacturers to supply its product candidates for clinical trials and will rely on third-party manufacturers to manufacture its product candidates in commercial quantities, which could delay, prevent or increase the costs associated with the clinical development and future commercialization of its product candidates.

Allozyne does not manufacture its product candidates and Allozyne does not currently have any manufacturing supply agreements with third-party manufacturers. Allozyne must enter into supply agreements with third-party manufacturers and, if Allozyne is unable to enter into supply agreements with third-party manufacturers on commercially acceptable terms, Allozyne may be unable to complete its product development efforts in a timely manner, if at all.

Additionally, any manufacturer of Allozyne’s product candidates and approved products, if any, must comply with current Good Manufacturing Process, or cGMP, requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of Allozyne’s product candidates and approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, state, and foreign regulatory requirements, as applicable. Allozyne has little control over its manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to Allozyne’s manufacturers’ failure to adhere to applicable laws or for other reasons, Allozyne may be unable to obtain regulatory approval for or successfully commercialize its products, which would harm its business.

None of Allozyne’s product candidates have been manufactured for commercial use. If any of its product candidates becomes a product approved for commercial sale, Allozyne’s third-party manufacturer may need to increase its manufacturing capacity to satisfy the commercial requirements for such an approved product, which may require the manufacturer to fund capital improvements to support the scale-up of manufacturing and related activities. Such third-party manufacturer may be unable to successfully increase its manufacturing capacity for such an approved product in a timely or economic manner, if at all. If any manufacturer is unable to provide commercial quantities of such an approved product, Allozyne will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require Allozyne to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent its ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if Allozyne is unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture Allozyne’s products in sufficient quantities when needed would harm its business.

Allozyne relies on single-source third-party suppliers for some of its raw materials; if these third parties fail to supply these items, development of affected product candidates may be delayed or discontinued.

Certain raw materials necessary for the manufacturing and formulation of Allozyne’s product candidates are provided, or have been provided, by single-source unaffiliated third-party suppliers. Allozyne would be unable to obtain these raw materials for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials to Allozyne for any reason, including:

•	regulatory requirements or action by the FDA or others;

•	adverse financial developments at or affecting the supplier;

•	unexpected demand for or shortage of raw materials;

•	labor disputes or shortages; and

•	failure to comply with Allozyne’s quality standards, which results in quality failures, product contamination and/or recall.

For example, under an agreement that expired in July of 2011, NOF Corporation was Allozyne’s single-source supplier of branched polyethylene glycol, which is required for the production of AZ01 but not AZ17. Allozyne’s current inventory of this branched polyethylene glycol is anticipated to be sufficient for it to complete its MAD study, but Allozyne will require a new supply of branched polyethylene glycol to begin its next phase of clinical trials. At or before that time, Allozyne will be required to negotiate a new agreement with NOF Corporation or make arrangements to use an alternative supplier. At such time, NOF Corporation may be unable to supply the branched polyethylene glycol, unwilling to negotiate a mutually acceptable supply agreement or willing to agree only to terms that are unfavorable to Allozyne. Moreover, an alternate supplier may be unable to supply the branched polyethylene glycol to Allozyne. If an alternate supplier is able to supply the branched polyethylene glycol, changing suppliers may be costly and delay Allozyne’s efforts to develop AZ01. With respect to product candidates other than AZ01, Allozyne relies on other key third-party suppliers without supply agreements in place. In each case, the future pricing of Allozyne’s required supplies are uncertain and Allozyne may experience unexpected cost increases that are beyond its control. These events could adversely affect Allozyne’s ability to continue development on affected product candidates.

Allozyne relies on third parties to conduct its clinical trials. If these third parties do not perform as contractually required or otherwise expected, Allozyne may be unable to obtain regulatory approval for or commercialize its product candidates.

Allozyne does not currently conduct its own clinical trials and Allozyne depends on third parties, such as contract research organizations, medical institutions, clinical investigators, and contract laboratories, to conduct its clinical trials. Allozyne has, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, Allozyne is responsible for confirming that each of its clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires Allozyne to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording, and reporting the results of clinical trials to ensure that data and reported results are credible and accurate and that the trial participants are adequately protected. Allozyne’s reliance on third parties does not relieve it of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Allozyne’s clinical protocols or regulatory requirements or for other reasons, Allozyne’s clinical trials may be extended, delayed, suspended, or terminated, and Allozyne may be unable to obtain regulatory approval for its product candidates.

If Allozyne’s technology or its product candidates conflict with the rights of others, Allozyne may be unable to manufacture or market its product candidates, which could harm Allozyne’s business.

Allozyne’s commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. Issued patents held by others may limit Allozyne’s ability to develop commercial products. All issued U.S. patents are entitled to a presumption of validity under U.S. law. If Allozyne needs licenses to such patents to permit it to manufacture, develop, or market its product candidates Allozyne may be required to pay significant fees or royalties, and Allozyne cannot be certain that it would be able to obtain such licenses. Competitors or third parties may have or may obtain patents that may cover subject matter Allozyne uses in developing the technology required to bring its products to market, producing its products, or treating patients with its products. If use of technology incorporated into or used to produce Allozyne’s product candidates is challenged, or if Allozyne’s processes or product candidates conflict with patent rights of others, third parties could bring legal actions against it claiming damages and seeking to enjoin manufacturing and marketing of the affected products. Additionally, it is not possible to predict with certainty what patent claims may issue from pending applications. With respect to patent applications filed solely in the United States, for example, patent prosecution could proceed in secret prior to issuance of a patent. As a result, third parties with such patent applications could obtain patents with claims relating to Allozyne’s product candidates, which they could attempt to assert against Allozyne without Allozyne’s prior knowledge. Further, as Allozyne develops its products, such third parties may assert that Allozyne infringes the patents currently held or licensed by them and Allozyne cannot predict the outcome of any such action.

Allozyne is aware that Biogen Idec, Inc., or Biogen Idec, a potential competitor, is currently asserting in litigation that several of the largest pharmaceutical companies, including Bayer, Novartis and Pfizer Inc., or Pfizer, are infringing a patent owned by Biogen Idec (U.S. Patent No. 7,588,755) relating to interferon beta used in multiple sclerosis treatments. One or more of the parties in the litigation have asserted that Biogen Idec’s patent is invalid, but Allozyne cannot predict the outcome of this litigation. If the Biogen Idec patent is not invalidated, Biogen Idec may assert this patent against Allozyne in connection with commercialization of its AZ01 and related products in an infringement action, and Allozyne may become involved in costly litigation.

While Allozyne may have other defenses to this action, Allozyne cannot be certain that it would prevail over Biogen Idec in such defenses, and a negative outcome could have a material adverse effect on Allozyne’s ability to commercialize AZ01 and related products. If Allozyne were not to prevail, it would be required to obtain a license under one or more Biogen Idec patents. Allozyne cannot be certain that it would be able to obtain such a license, or that it could do so on commercially acceptable terms.

Allozyne is also aware of a number of patents owned by Nektar Therapeutics, Inc. (U.S. Patent Nos. 7,026,440, 7,786,221 and 7,872,072) that relate to certain forms of PEG conjugates with bioactive ingredients. Nektar may assert one or more of these patents against Allozyne in connection with commercialization of its AZ01 and related products in an infringement action, and Allozyne may become involved in costly litigation. While Allozyne may have defenses to this action, Allozyne cannot be certain that it would prevail over Nektar in such defenses, and a negative outcome could have a material adverse effect on Allozyne’s ability to commercialize AZ01 and related products. If Allozyne were not to prevail, it would be required to obtain a license under one or more Nektar patents. Allozyne cannot be certain that it would be able to obtain such a license, or that it could do so on commercially acceptable terms.

Allozyne may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights, and if Allozyne becomes involved in any litigation it could consume a substantial portion of its resources, regardless of the outcome of the litigation. Many of Allozyne’s competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If any legal action against Allozyne is successful, in addition to any potential liability for damages, Allozyne could be required to obtain a license, grant cross-licenses, or pay substantial royalties in order to continue to manufacture or market the affected products. Allozyne cannot assure you Allozyne would prevail in any legal action or that any license required under a third-party patent would be made available on acceptable terms, if at all. In addition, uncertainties resulting from the initiation and continuation of any litigation could harm Allozyne’s business. Ultimately, Allozyne could be prevented from commercializing a product or be forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could harm Allozyne’s business. Should third parties file patent applications, or be issued patents claiming technology also claimed by Allozyne in pending applications, Allozyne may be required to participate in interference proceedings in the USPTO to determine priority of invention, which could result in substantial costs to Allozyne and an adverse decision as to the priority of its inventions. An unfavorable outcome in an interference proceeding could require Allozyne to cease using the technology or to license rights from prevailing third parties. Allozyne cannot assure you that any prevailing party would offer it a license or do so on commercially acceptable terms.

Allozyne’s core intellectual property is licensed from non-affiliated third parties whose interests may not always be aligned with that of Allozyne’s.

Allozyne has licenses to develop its product candidates from three main sources: California Institute of Technology, Sigma-Aldrich Co., or Sigma-Aldrich, and The Scripps Research Institute, or TSRI. If Allozyne violates the terms of these licenses then Allozyne’s ability to move its product candidates forward may adversely affected. Allozyne’s license agreements include royalties and milestone payments that may reduce its market opportunity for its product candidates even if they receive regulatory approval.

If Allozyne is unable to obtain, maintain, and enforce its proprietary rights, Allozyne may be unable to compete effectively or operate profitably.

Allozyne’s success depends in part on obtaining, maintaining, and enforcing its patents and other proprietary rights, and will depend in large part on its ability to:

•	obtain and maintain patent and other proprietary protection for Allozyne’s technology, processes, and product candidates;

•	enforce patents once issued and defend those patents if their enforceability is challenged;

•	preserve trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

The degree of future protection for Allozyne’s proprietary rights is uncertain. For example:

•	Allozyne might not have been the first to make the inventions claimed in its patents, if issued, or disclosed in its pending patent applications;

•	Allozyne might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Allozyne technologies;

•

it is possible that none of Allozyne’s pending patent applications will result in issued patents or, if issued, these patents may not be sufficient to protect its technology or provide Allozyne with a basis for commercially viable products, and may not provide Allozyne with any competitive advantages;

•	if Allozyne’s pending applications issue as patents, they may be challenged by third parties as infringing, invalid, or unenforceable under U.S. or foreign laws; and

•

Allozyne may develop additional proprietary technologies that are not patentable and that may not be adequately protected through trade secrets, if, for example, a competitor were to independently develop duplicative, similar, or alternative technologies.

The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed in patents or the degree of protection afforded under patents. Allozyne cannot assure you that patent applications owned by or licensed to it will result in patents being issued or that, if issued, the patents will give Allozyne an advantage over competitors with similar technology, nor can Allozyne assure you that Allozyne can obtain, maintain, and enforce all ownership and other proprietary rights necessary to develop and commercialize its product candidates.

Even if any or all of Allozyne’s patent applications issue as patents, others may challenge the validity, inventorship, ownership, enforceability, or scope of Allozyne’s patents or other technology used in or otherwise necessary for the development and commercialization of Allozyne’s product candidates. Further, Allozyne cannot assure you that any such challenge would not be successful. Moreover, the cost of litigation to uphold the validity of patents to prevent infringement or to otherwise protect Allozyne’s proprietary rights can be substantial. If the outcome of litigation is adverse to Allozyne, third parties may be able to use the challenged technologies without payment to Allozyne. Allozyne cannot assure you that Allozyne’s patents, if issued, will not be infringed or successfully avoided through design innovation. Intellectual property lawsuits are expensive and would consume time and other resources, even if the outcome were successful. In addition, there is a risk that a court would decide that Allozyne’s patents, if issued, are not valid and that Allozyne does not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of a patent were upheld, a court would refuse to stop the other party from using the inventions, including on the ground that its activities do not infringe that patent.

In addition to the intellectual property and other rights described above, Allozyne also relies on unpatented technology, trade secrets, and confidential information, particularly when Allozyne does not believe that patent or trademark protection is appropriate or available. Trade secrets are difficult to protect and Allozyne cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to or disclose Allozyne’s unpatented technology, trade secrets, and confidential information. In addition, Allozyne cannot assure you that the steps Allozyne takes with employees, consultants, and advisors will provide effective protection of Allozyne’s confidential information or, in the event of unauthorized use of Allozyne’s intellectual property or the intellectual property of third parties, provide adequate or effective remedies.

Allozyne depends on its senior management and scientific personnel, and Allozyne’s business could be harmed if Allozyne is unable to attract and retain key personnel necessary for its success.

Allozyne is highly dependent on its senior management, especially Meenu Chhabra, Allozyne’s President and Chief Executive Officer, Kenneth H. Grabstein, Ph.D., Allozyne’s Chief Scientific Officer and John Bencich, Allozyne’s Chief Financial Officer, Treasurer and Secretary. Allozyne’s success will depend on its ability to retain senior management and to attract, retain, and motivate qualified personnel in the future, including scientists, clinicians, and other highly skilled personnel and to integrate current and additional personnel in all departments. While Allozyne has had success to date in attracting and retaining senior management personnel and none of its senior management personnel or scientists has expressed any plans to retire or leave Allozyne in the near future, competition for senior management personnel, as well as scientists, is intense and Allozyne may be unable to retain its personnel. The loss of any members of Allozyne’s senior management or any scientists, could hinder Allozyne’s ability to develop and commercialize Allozyne’s product candidates. The loss of a member of Allozyne’s senior management or professional staff would require the remaining senior executive officers to divert immediate and substantial attention to seeking a replacement.

Allozyne may be unable to obtain and maintain additional third-party relationships that are necessary to develop, commercialize and manufacture some or all of Allozyne’s product candidates or to expand its pipeline by adding new candidates.

Allozyne expects to depend on collaborators, partners, licensees, contract research organizations, manufacturers and other third parties and strategic partners to support Allozyne’s discovery and development efforts, to formulate product candidates, to conduct clinical trials for some or all of its product candidates, to manufacture clinical and commercial scale quantities of its product candidates and products and to market, sell, and distribute any products Allozyne successfully develops, if any. Allozyne cannot guarantee that it will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, manufacturers and other third parties on favorable terms, if at all. If Allozyne is unable to obtain or maintain these agreements, Allozyne may be unable to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize its product candidates.

Allozyne expects to expend substantial management time and effort to enter into relationships with third parties and, if Allozyne successfully enters into such relationships, to manage these relationships. In addition, substantial amounts of Allozyne’s expenditures may be paid to third parties in these relationships. However, Allozyne cannot control the amount or timing of resources its contract partners will devote to Allozyne’s research and development programs, product candidates or potential product candidates, and Allozyne cannot guarantee that these parties will fulfill their obligations to Allozyne under these arrangements in a timely fashion, if at all.

If Allozyne enters into strategic partnerships Allozyne may be required to relinquish important rights to and control over the development of its product candidates or otherwise be subject to terms unfavorable to Allozyne.

If Allozyne enters into any strategic partnerships, Allozyne will be subject to a number of risks, including:

•	Allozyne may be unable to control the amount and timing of resources that its strategic partners devote to the development or commercialization of product candidates;

•

strategic partners may delay clinical trials, design clinical trials in a manner with which Allozyne does not agree, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new version of a product candidate for clinical testing;

•

strategic partners may not pursue further development and commercialization of products resulting from the strategic partnering arrangement or may elect to discontinue research and development programs;

•	strategic partners may not commit adequate resources to the marketing and distribution of any future products, limiting Allozyne’s potential revenues from these products;

•

disputes may arise between Allozyne and its strategic partners that result in the delay or termination of the research, development, or commercialization of Allozyne’s product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	strategic partners may experience financial difficulties;

•

strategic partners may not properly maintain or defend Allozyne’s intellectual property rights or may use Allozyne’s proprietary information in a manner that could jeopardize or invalidate Allozyne’s proprietary information or expose Allozyne to potential litigation;

•

business combinations or significant changes in a strategic partner’s business strategy may also adversely affect a strategic partner’s willingness or ability to complete its obligations under any arrangement;

•	strategic partners could independently move forward with a competing product candidate developed either independently or in collaboration with others, including Allozyne’s competitors; and

•	strategic partners could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing Allozyne’s product candidates.

The occurrence of any of these risks could negatively impact the development of Allozyne’s product candidates.

Allozyne faces substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than Allozyne.

Product Candidates for RRMS. If approved for the treatment of RRMS, Allozyne anticipates that its product candidates, AZ01 and AZ17, would compete with other therapies for RRMS, including, among others: Avonex® (Biogen Idec), Copaxone® (Teva Pharmaceutical Industries Ltd., or Teva/Sanofi S.A., or Sanofi), Rebif® (Merck KGaA/Pfizer), Novantrone® (Teva), and Tysabri® (Biogen Idec and Elan Corporation plc, or Elan).

Product Candidate for Crohn’s Disease. If approved for the treatment of Crohn’s disease, Allozyne anticipates that its product candidate, AZ17, would compete with other therapies for Crohn’s disease, including Azulfidine® (Pfizer Incorporated), Remicade® (Johnson & Johnson/Merck & Co., Inc.), Humira® (Abbot Laboratories), Cimzia® (UCB S.A.), and generic drugs such as mesalamine, corticosteroids and their derivatives.

Many of Allozyne’s potential competitors have substantially greater financial, technical, manufacturing, marketing and personnel resources than Allozyne. Allozyne’s ability to successfully compete will depend largely on its ability to:

•	design and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, medical, product development, commercial, and sales and marketing personnel;

•	obtain patent or other proprietary protection for Allozyne’s processes, product candidates, and technologies;

•	operate without infringing the patents and proprietary rights of third parties;

•	obtain required regulatory approvals; and

•	successfully collaborate with others in the design, development, and commercialization of new products.

Established competitors may invest heavily to quickly discover and develop novel compounds that could make Allozyne’s product candidates obsolete. In addition, any new product that competes with a generic market-leading product must demonstrate compelling advantages in efficacy, convenience, tolerability, and safety in order to overcome severe price competition and to be commercially successful. If Allozyne is unable to compete effectively against its current and future competitors, Allozyne’s business will be harmed.

Several companies, which have substantial experience and resources, have products or are developing product candidates in the areas Allozyne has targeted for its product candidates.

For Allozyne’s product candidates in development, Allozyne faces competition from other entities involved in the research and development of therapeutic proteins, antibody products and pharmaceuticals, including Abbott Laboratories, Ambrx, Inc., Bayer, Biogen Idec, Elan, Merck KGaA, Mitsubishi Tanabe Pharma Corporation, or Mitsubishi, Novartis, Prolor Biotech Inc., Sanofi, and Teva, among others. A number of Allozyne’s largest competitors are pursuing the development or marketing of pharmaceuticals that address the same diseases that Allozyne is pursuing, and the number of companies seeking to develop products and therapies for these diseases may increase. Allozyne also faces competition from entities developing other types of products related to particular diseases, including other biotechnology and pharmaceutical companies, universities, public and private research institutions, government entities and other organizations.

Furthermore, Allozyne’s potential products, if approved and commercialized, may compete against well-established therapeutic protein-based products or well-established antibody products, many of which may be currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations.

Many of Allozyne’s existing and potential competitors have substantially greater research, product development and commercial capabilities, and financial, scientific, marketing and human resources than Allozyne does. As a result, these competitors may:

•	succeed in developing therapeutic protein-based products or alternative therapies, earlier than Allozyne does;

•	obtain approvals for products from the FDA or other regulatory agencies more rapidly than Allozyne does;

•	obtain patents that block or otherwise inhibit Allozyne’s ability to develop and commercialize its product candidates;

•	develop treatments or cures that are safer, more effective, convenient or economical than those Allozyne proposes to develop;

•	devote greater resources to marketing or selling their products;

•	introduce products that make the continued development of Allozyne’s potential products uneconomical;

•	withstand price competition more successfully than Allozyne can;

•	negotiate more favorable terms with third-party collaborators, licensees, group purchasing organizations and other large customers; and

•	take advantage of acquisitions or other opportunities more readily than Allozyne can.

Because of these and other potential disadvantages, Allozyne may be unable to compete effectively with these competitors. All of Allozyne’s product candidates face competition and Allozyne expects that competition in its industry will continue to be intense.

If any products Allozyne develops become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, Allozyne’s business could be harmed.

Allozyne’s ability to commercialize any product candidate profitably will depend in part on the extent to which reimbursement for such product candidate and related treatments will be available from government health administration authorities, private health insurers or private payors, and other organizations in the United States and internationally. Even if Allozyne succeeds in bringing one or more product candidates to market, these products may not be considered cost-effective, and the amount reimbursed for any product may be insufficient to allow Allozyne to sell it profitably. Because Allozyne’s product candidates are in the early stages of development, Allozyne is unable at this time to determine their cost-effectiveness and the level or method of reimbursement. There may be significant delays in obtaining coverage for newly approved products, and coverage may be more limited than the purposes for which the product candidate is approved by the FDA or foreign regulatory agencies. Moreover, eligibility for coverage does not mean that any product will be reimbursed in all cases or at a rate that covers Allozyne’s costs, including research, development, manufacture, sale and distribution. Increasingly, the third-party payors who reimburse patients, such as government and private payors, are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. If the reimbursement Allozyne is able to obtain for any product is inadequate in light of Allozyne’s development and other costs, its business could be harmed.

Allozyne faces potential product liability exposure, and if successful claims are brought against Allozyne, it may incur substantial liability for a product candidate and may have to limit such product candidate’s commercialization.

The use of Allozyne’s product candidates in clinical trials and the sale of any products for which Allozyne obtains marketing approval expose Allozyne to the risk of product liability claims. Product liability claims might be brought against Allozyne by consumers, health care providers, pharmaceutical companies or others selling Allozyne’s products. If Allozyne cannot successfully defend itself against these claims, Allozyne will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for Allozyne’s product candidates;

•	impairment of Allozyne’s business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	inability to commercialize Allozyne’s product candidates.

Allozyne currently has product liability insurance coverage for its global clinical trials for bodily injury and property damage expenses or losses that arise from the testing of its product candidates. Allozyne is insured against such risk up to a $5.0 million aggregate limit in connection with clinical trials currently under development. Allozyne periodically reviews its insurance limits for adequacy in relation to the number and stage of ongoing patient trials. However, Allozyne’s insurers may not reimburse Allozyne, or Allozyne’s insurance coverage may not be sufficient to reimburse Allozyne, for any or all expenses or losses Allozyne may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Allozyne may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Allozyne against losses due to liability. Allozyne intends to expand its insurance coverage to include the sale of commercial products if Allozyne obtains marketing approval for its product candidates in development, but Allozyne may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against Allozyne that exceeds its insurance limits could harm its business.

Allozyne’s management and auditors have identified a material weakness in its internal controls that, if not properly remediated, could result in material misstatements in its financial statements and the inability of Allozyne’s management to provide its report on the effectiveness of Allozyne’s internal controls as required by the Sarbanes-Oxley Act of 2002 for the year ending December 31, 2011, either of which could cause investors to lose confidence in its reported financial information and have a negative effect on the trading price of its stock.

Allozyne is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make an assessment of the effectiveness of Allozyne’s internal control over financial reporting. Further, Allozyne’s independent auditors have not been engaged to express, nor have they expressed, an opinion on the effectiveness of Allozyne’s internal control over financial reporting as of any balance sheet date or for any period reported in their financial statements. Had Allozyne performed such an evaluation or had its independent auditors performed an audit of Allozyne’s internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, in addition to those described below may have been identified.

In connection with Allozyne’s 2010 financial statement audit, Allozyne and its independent auditors identified a material weakness in Allozyne’s internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness consisted of a lack of financial accounting and reporting personnel and a lack of sufficient levels of review and approval of Allozyne’s financial statement closing procedures. This weakness in the design and operation of Allozyne’s internal controls resulted in the recording of numerous audit adjustments, and significantly delayed Allozyne’s financial statement close process for the year ended December 31, 2010.

Allozyne plans to continue to assess its internal controls and procedures and intends to take action as necessary or appropriate to address these matters, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when Allozyne is required to make an assessment of its internal controls. Remedying the deficiencies and maintaining proper and effective internal controls will require substantial management time and attention and may result in Allozyne incurring substantial incremental expenses, including costs associated with increasing the breadth and depth of its finance organization to ensure that it has personnel with the appropriate qualifications and training in certain key accounting roles and adherence to certain control disciplines within the accounting and reporting function. In June 2011, Allozyne hired its Chief Financial Officer, who has experience managing a company’s internal controls and procedures to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Allozyne plans on expending significant resources to improve the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act and expand the financial accounting and reporting personnel to address the identified material weakness. However, the existence of a material weakness is an indication that there is a more than remote likelihood that a material misstatement of Allozyne’s financial statements will not be prevented or detected in a future period on a timely basis. The process of designing and implementing effective internal controls and procedures is a continuous effort that requires Allozyne to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. In addition, Allozyne cannot assure you that additional material weaknesses or significant deficiencies in its internal controls will not be discovered in the future.

Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing such act will require Allozyne to conduct an annual evaluation of its internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 also requires that Allozyne’s audit committee be advised and regularly updated on management’s review of internal controls. If Allozyne is unable to timely remedy the material weakness identified in connection with its fiscal 2010 audit, or if Allozyne is unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, management may be unable to assess whether its internal controls over financial reporting are effective, which may subject Allozyne to adverse regulatory consequences and could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of Allozyne’s financial statements. In addition, if Allozyne fails to develop and maintain effective controls and procedures, Allozyne may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to Allozyne as a public company. Any failure by Allozyne to timely provide the required financial information could harm its business.

The requirements of being a public company may strain Allozyne’s resources and distract its management, which could make it difficult to manage its business.

Following the completion of this merger, Allozyne will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to Allozyne and could harm its business.

As a public company, Allozyne will be subject to the reporting requirements of the Exchange Act. These requirements could strain its systems and resources. The Exchange Act requires that Allozyne file annual, quarterly and current reports with respect to its business and financial condition. The Exchange Act requires that Allozyne maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Allozyne will need to commit significant resources, hire additional staff and provide additional management oversight. Allozyne will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns and could make it difficult to manage Allozyne’s business, which could harm its business, results of operations, financial condition and cash flows. In addition, if Allozyne is unable to remediate its material weaknesses that have been identified, Allozyne could lose investor confidence in the accuracy and completeness of its financial reports, which would cause the market price of the combined company’s stock to decline.

If Allozyne uses biological and hazardous materials in a manner that causes contamination or injury or violates laws, Allozyne may be liable for damages.

Allozyne’s research and development activities and clinical trials involve the use of potentially harmful biological materials, as well as hazardous materials and chemicals. Allozyne cannot completely eliminate the risk of accidental contamination or injury from the distribution, use, storage, handling, or disposal of these materials. In the event of contamination or injury, Allozyne could be held liable for damages that result, and any liability could exceed its available financial resources. Allozyne, its collaborative partners, the third parties that conduct clinical trials on its behalf, and its third-party manufacturers are subject to federal, state, local or foreign laws and regulations governing the use, storage, handling, and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with any of these laws and regulations could result in significant fines and work stoppages.

Allozyne may become involved in securities class action litigation in connection with the merger that could divert management’s attention and harm the business of Allozyne.

Allozyne may become the target of securities class action litigation in connection with the merger. Securities litigation, even if it is without merit or unsuccessful, could result in substantial costs and divert Allozyne’s management’s time and resources, which could cause Allozyne’s business to suffer.

On June 27, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard, its board of directors, a wholly-owned subsidiary of Poniard and Allozyne. The action, titled Aronheim v. Poniard Pharmaceuticals, Inc., et al. (Case Number: CGC-11-512033), alleges in summary that, in connection with the proposed merger with Allozyne, the members of the Poniard board of directors breached their fiduciary duties by purportedly conducting an unfair sale process and agreeing to an unfair sale price, and by purportedly engineering the proposed merger to provide them with improper personal benefits. The action also alleges that Poniard and Allozyne aided and abetted the Poniard board members’ purported breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, a declaration that the merger agreement was entered into in breach of the Poniard board members’ fiduciary duties, rescission of the merger agreement, an injunction against the proposed merger, a directive that the Poniard board members exercise their fiduciary duties to obtain a transaction that is in the best interests of Poniard’s shareholders, the imposition of a constructive trust in favor of the plaintiff and the class upon any benefits improperly received by the Poniard board members as a result of their purportedly wrongful conduct and fees and costs. Poniard, its board of directors and Allozyne believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

Additional lawsuits could be filed, and the allegations in the above lawsuit may be amended.

Risks Related to the Combined Company’s Common Stock

The trading price of the combined company’s common stock may be subject to significant fluctuations and volatility, and the shareholders of the combined company may be unable to resell their shares at a profit.

There has not been a public market for the combined company’s common stock. The market price of the combined company’s common stock could be subject to significant fluctuation following the merger. Market prices for securities of early-stage pharmaceutical, medical device, biotechnology and other life science companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	its ability to develop, obtain regulatory clearances or approvals for and market new and enhanced products on a timely basis;

•	changes in governmental regulations or in the status of its regulatory approvals, clearances or future applications;

•	its announcements or its competitors’ announcements regarding new products, product enhancements, significant contracts, acquisitions or strategic investments;

•	quarterly variation in the combined company’s or its competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover the combined company’s stock;

•	failure to meet estimates or recommendation by securities analysts, if any, who cover the combined company’s stock;

•	changes in healthcare policy;

•	product liability claims or other litigation involving the combined company;

•	accusations that the combined company has violated a law or regulation;

•	sales of large blocks of the combined company’s common stock, including sales by the company’s executive officers, directors and significant shareholders;

•	disputes or other developments with respect to intellectual property rights;

•	changes in accounting principles; and

•	general market conditions and other factors, including factors unrelated to the combined company’s operating performance or the operating performance of its competitors.

In addition, if securities class action litigation is initiated against the combined company, it would incur substantial costs and its management’s attention would be diverted from operations. All of these factors could cause the price of the combined company’s stock to decline, and you may lose some or all of your investment.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

The combined company plans to issue additional equity securities in the future, which may result in dilution to existing investors.

To the extent the combined company raises additional capital by issuing equity securities, including in a debt financing where the combined company issues convertible notes or notes with warrants, the combined company’s shareholders may experience substantial dilution. The combined company may, from time to time, sell common stock in one or more transactions at prices and in a manner it determines. If the combined company sells common stock, existing shareholders may be materially diluted. In addition, new investors could gain rights superior to existing shareholders, such as liquidation and other preferences. In addition, the number of shares available for future grant under the Poniard Amended and Restated 2004 Incentive Compensation Plan that the combined company will be assuming in connection with the merger will be increased. In addition, the combined company will also have warrants outstanding to purchase shares of capital stock. The combined company’s shareholders will incur dilution upon exercise of any outstanding stock options or warrants.

All of Poniard’s outstanding shares of common stock are, and any shares that are issued in the merger will be, freely tradable without restrictions or further registration under the Securities Act, except for any shares subject to shareholder agreements with lock-up provisions executed in connection with the merger and any shares held by affiliates, as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the combined company and would include persons such as the combined company’s directors and executive officers.

The concentration of the capital stock ownership with insiders of the combined company will likely limit the ability of the shareholders of the combined company to influence corporate matters.

Following the merger, the executive officers, directors, five percent or greater shareholders, and their respective affiliated entities of the combined company will beneficially own approximately 60.0% of the combined company’s outstanding common stock. As a result, these shareholders, acting together, have control over most matters that require approval by the combined company’s shareholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a corporate transaction that other shareholders may view as beneficial.

If securities analysts do not publish research or reports about the business of the combined company, or if they publish negative evaluations, the price of the combined company’s common stock could decline.

The trading market for the combined company’s common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about the combined company. There are many large, publicly traded companies active in the biopharmaceutical industry, which may mean it will be less likely that the combined company receives widespread analyst coverage. Furthermore, if one or more of the analysts who do cover the combined company downgrade its stock, its stock price would likely decline. If one or more of these analysts cease coverage of the combined company, the combined company could lose visibility in the market, which in turn could cause its stock price to decline.

Anti-takeover provisions under Washington law could make an acquisition of the combined company, which may be beneficial to the shareholders of the combined company, more difficult and may prevent attempts by the shareholders of the combined company to replace or remove management.

The combined company will be subject to the Washington laws regulating corporate takeovers, which, with limited exceptions, prohibit a “target corporation” from engaging in certain “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless (i) the prohibited transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (ii) the prohibited transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares) at or subsequent to the acquiring person’s share acquisition. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Such prohibited transactions include, among other things:

•	certain mergers or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, certain “significant business transactions” are permitted, as long as they comply with certain “fair price” provisions of the Washington statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not “opt out” of this statute.

As such, these laws could prohibit or delay mergers or a change in control and may discourage attempts by other companies to acquire the combined company.

In addition, following the merger, the combined company’s amended and restated articles of incorporation and amended and restated bylaws contain provisions, such as undesignated preferred stock, that could make it more difficult for a third party to acquire the combined company without the consent of its board of directors. Further, the combined company’s bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. These provisions may have the effect of preventing or hindering any attempts by the shareholders of the combined company to replace its board of directors or management.

In the event that the combined company fails to satisfy any of the listing requirements of The NASDAQ Capital Market, its common stock may be put under review or removed from listing, which could affect its market price and liquidity.

Following the merger, the combined company is expected to be renamed “Allozyne, Inc.” and its common stock listed on The NASDAQ Capital Market. For continued listing on The NASDAQ Capital Market, the combined company will be required to comply with the listing requirements, including the minimum market capitalization standard set forth in the NASDAQ Marketplace Rule 5550(b)(2). In the event that the combined company fails to satisfy any of the listing requirements of The NASDAQ Capital Market, its common stock may be put under review or removed from listing. If the combined company is unable to list on The NASDAQ Capital Market, it would likely be more difficult to trade in or obtain accurate quotations as to the market price of the combined company’s common stock. Delisting of the combined company’s common stock would materially and adversely affect the market price and market liquidity of its common stock and its ability to raise necessary capital.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. Forward-looking statements in this prospectus/proxy statement/consent solicitation include, without limitation, statements regarding corporate strategy, forecasts of product development, potential benefits and timing of the closing of the proposed merger and future expectations concerning available cash and cash equivalents, the expected timing of the conclusion of preclinical and clinical trials, the timing of regulatory filings and approvals or clearances, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this prospectus/proxy statement/consent solicitation. Such risk factors include, among others: the ability to consummate the proposed merger; the ability of the combined company to develop and commercialize product candidates; the ability to obtain the substantial additional funding required to conduct clinical trials and development and commercialization activities; the ability to obtain regulatory approvals; the ability to comply with NASDAQ listing standards; the ability to conduct clinical trials; the results of preclinical studies and clinical trials with respect to products under development and whether such results will be indicative of results obtained in later clinical trials; the competitive environment in the biopharmaceutical industry; and the ability to obtain, maintain and enforce patent and other intellectual property protection for product candidates. These and other risks are described in greater detail in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

Many of the important factors that will determine these results and values are beyond Poniard’s and Allozyne’s ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Poniard and Allozyne do not assume any obligation to update any forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

MARKET AND INDUSTRY DATA

Information and management estimates contained in this proxy statement/prospectus/consent solicitation concerning the biotechnology industry, including general expectations and market position, market opportunity and market share, are based on publicly available information, such as clinical studies, academic research reports and other research reports, as well as information from industry reports provided by third-party sources, such as Datamonitor. The management estimates are also derived from Allozyne’s internal research, using assumptions made by Allozyne that it believes to be reasonable and Allozyne’s knowledge of the industry and markets in which Allozyne operates and expects to compete. None of the sources cited in this proxy statement/prospectus/consent solicitation has consented to the inclusion of any data from its reports, nor have Poniard or Allozyne sought their consent. Allozyne’s internal research has not been verified by any independent source, and Allozyne has not independently verified any third-party information. In addition, while Allozyne believes the market position, market opportunity and market share information included in this proxy statement/prospectus/consent solicitation is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

THE SPECIAL MEETING OF PONIARD SHAREHOLDERS

Date, Time and Place

The special meeting of Poniard shareholders will be held on November 21, 2011, at the offices of Bay City Capital, located at 750 Battery Street, Suite 400, San Francisco, California 94111, commencing at 9:00 a.m., Pacific Time. Poniard is sending this proxy statement/prospectus/consent solicitation to its shareholders in connection with the solicitation of proxies by the Poniard board of directors for use at the Poniard special meeting of shareholders and any adjournments or postponements of the special meeting. This proxy statement/prospectus/consent solicitation is first being furnished to shareholders of Poniard on or about [—], 2011.

Purposes of the Poniard Special Meeting of Shareholders

The purposes of the Poniard special meeting of shareholders are:

1. To consider and vote upon a proposal to approve the issuance of Poniard common stock and the resulting change of control of Poniard pursuant to the Agreement and Plan of Merger and Reorganization dated as of June 22, 2011, by and among Poniard, the Merger Sub and Allozyne, Inc., a copy of which is attached as Annex A to this proxy statement/prospectus/consent solicitation.

2. To consider and vote upon a proposal to approve an amendment of Poniard’s Amended and Restated Articles of Incorporation to effect a reverse stock split of Poniard’s outstanding common stock, at ratio of 1-for-40.

3. To consider and vote upon an adjournment of the Poniard special meeting of shareholders, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals Nos. 1 and 2.

4. To consider and act upon such other business and matters or proposals as may properly come before the Poniard special meeting or any adjournments or postponements thereof.

Recommendation of Poniard’s Board of Directors

THE PONIARD BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF PONIARD AND ITS SHAREHOLDERS AND HAS APPROVED SUCH PROPOSAL. THE PONIARD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PONIARD SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Record Date and Voting Power

Only holders of record of Poniard common stock at the close of business on the record date, October 4, 2011, are entitled to notice of, and to vote at, the Poniard special meeting of shareholders or any adjournments or postponements thereof. At the close of business on the record date, [—] shares of Poniard common stock were issued and outstanding and entitled to vote. Each share of Poniard common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Certain Poniard shareholders have entered into shareholder agreements whereby they have agreed to vote shares representing approximately 21% of the outstanding common stock of Poniard in favor of the merger, including the issuance of Poniard common stock in the merger, and refrain from selling any shares of their Poniard common stock for six months following the effective time of the merger. Additional information on shareholder agreements is provided below and in the section entitled “The Merger Agreement—Other Agreements Related to the Merger—Shareholder Agreements/Stockholder Agreements—Poniard Shareholder Agreements” in this joint proxy statement/prospectus/consent solicitation.

Voting and Revocation of Proxies

The Poniard proxy accompanying this proxy statement/prospectus/consent solicitation is solicited on behalf of the board of directors of Poniard for use at the Poniard special meeting of shareholders.

If you are a shareholder of record of Poniard as of the applicable record date referred to above, you may vote in person at the Poniard special meeting of shareholders or vote by proxy. You may provide your proxy instructions in three different ways:

•	You can mail your signed proxy card in the enclosed return envelope.

•

You can provide your proxy instructions via the toll-free call center set up for this purpose by calling the toll-free number on your proxy card and follow the instructions. Please have your proxy card available when you call. You will be prompted to enter the control number from you proxy card that will identify you as a shareholder of record. If you vote by telephone, you do not need to return you proxy card.

•

You can provide your proxy instructions via the Internet at the web address shown on your proxy card by following the on-screen instructions. Please have your proxy card available when you access the web page. You will be prompted to enter the control number from you proxy card that will identify you as a shareholder of record. If you vote over the Internet, you do not need to return your proxy card.

Whether or not you plan to attend the Poniard special meeting of shareholders, Poniard urges you to vote by proxy to ensure your vote is counted. You may still attend the Poniard special meeting of shareholders and vote in person if you have already voted by proxy.

All properly executed Poniard proxies that are not revoked will be voted at the Poniard special meeting of shareholders and at any adjournments or postponements thereof in accordance with the instructions contained in the proxy. If a holder of Poniard common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Poniard Proposal No. 1 to approve the issuance of shares of Poniard common stock to Allozyne stockholders pursuant to the merger, “FOR” Poniard Proposal No. 2 to approve the amendment of the articles of incorporation of Poniard to effect the reverse stock split, and “FOR” Poniard Proposal No. 3 to adjourn the Poniard special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of either or both Poniard Proposals Nos. 1 and 2.

A Poniard shareholder of record as of the record date described above who has submitted a proxy may revoke it at any time before it is voted at the Poniard special meeting of shareholders by executing and returning a proxy bearing a later date, filing written notice of revocation with the secretary of Poniard stating that the proxy is revoked or attending the Poniard special meeting of shareholders and voting in person.

Required Vote

The presence, in person or represented by proxy, at the Poniard special meeting of shareholders of the holders of a majority of the shares of Poniard common stock outstanding and entitled to vote at the Poniard special meeting of shareholders is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted toward a quorum. Approval of Poniard Proposal No. 1 requires the affirmative vote of holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting of shareholders for the issuance of shares of Poniard common stock in the merger. Poniard Proposal No. 2 requires the affirmative vote of the holders of a majority of the common shares having voting power outstanding on the record date of the Poniard special meeting. Poniard Proposal No. 3 will be approved if the number of votes cast “FOR” the Proposal No. 3 exceeds the number of votes cast “AGAINST” Proposal No. 3 at the Poniard special meeting.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “WITHHOLD,” and “AGAINST” votes, and abstentions and broker non-votes. For Poniard Proposal Nos. 1 and 3, abstentions and broker non-votes will not be counted toward the vote total. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Poniard Proposal No. 2.

At the record date for the Poniard special meeting, the directors and executive officers of Poniard held [—]% of the outstanding shares of Poniard common stock entitled to vote at the Poniard special meeting. Concurrently with and as a condition to Poniard’s and Allozyne’s entering into the merger agreement on June 22, 2011, the principal shareholders of Poniard, who collectively beneficially own approximately 16,079,536 shares, or 21% of the outstanding shares of Poniard common stock entered into shareholder agreements pursuant to which each such shareholder has agreed to vote all shares of Poniard common stock that he or she beneficially owned as of the date of the shareholder agreement, and that the shareholder subsequently acquires, in favor of the merger and the other actions contemplated by merger agreement and against any competing acquisition proposal, and to refrain from selling any Poniard common stock for six months following the effective time of the merger, subject to the terms of the shareholder agreement. Each such shareholder also granted Allozyne an irrevocable proxy to vote his or her shares of Poniard common stock. For a more detailed discussion of the shareholder agreements see the section entitled “The Merger Agreement—Other Agreements Related to the Merger—Shareholder Agreements/Stockholder Agreements—Poniard Shareholder Agreements” beginning on page 120 of this joint proxy statement/prospectus/consent solicitation.

Solicitation of Proxies

The Poniard board of directors is soliciting proxies of Poniard shareholders to vote at the special meeting, and the cost of such solicitation will be borne by Poniard. Poniard has engaged D.F. King & Co. Inc. and BNY Mellon Shareowner Services to assist in the solicitation of proxies for the special meeting and will pay an aggregate fee of approximately $100,000, plus reimbursement of out-of-pocket expenses. Further solicitation of some Poniard shareholders may be made by Poniard directors, officers and regular employees personally, by e-mail, telephone, or facsimile. These persons will not receive any additional compensation for assisting in the solicitation. Poniard also will reimburse brokerage firms, nominees, custodians and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Other Matters

As of the date of this proxy statement/prospectus/consent solicitation, the Poniard board of directors does not know of any business to be presented at the Poniard special meeting of shareholders other than as set forth in the notice accompanying this proxy statement/prospectus/consent solicitation. If any other matters should properly come before the Poniard special meeting of shareholders, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

SOLICITATION OF ALLOZYNE WRITTEN CONSENT

Allozyne Stockholder Action by Written Consent

The Allozyne board of directors is providing this consent solicitation and consent solicitation materials to its stockholders. Allozyne stockholders are being asked to execute and deliver the written consent furnished with this proxy statement/prospectus/consent solicitation to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby, including the Certificate of Merger to be filed with the Secretary of State of the State of Delaware referenced in the merger agreement.

Shares Entitled to Consent and Consent Required

Only Allozyne stockholders of record at the close of business on October 7, 2011 will be notified of and be entitled to execute and deliver a written consent. On the record date, the outstanding securities of Allozyne eligible to consent with respect to the proposals consist of [—] shares of Allozyne common stock and an aggregate of [—] shares of all series of Allozyne Series A, Series B-1 and Series B-2 Preferred Stock combined.

Under Allozyne’s Amended and Restated Certificate of Incorporation, each holder of Allozyne common stock is entitled to one vote for each share of common stock held of record and each holder of Allozyne preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock held of record is convertible.

Approval of the merger and adoption and approval of the merger agreement and the transactions contemplated thereby requires: the approval of the holders of (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock, voting together as a single class, and (iii) at least three-fourths of the shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date.

On the record date, the directors and executive officers of Allozyne were beneficial owners of [—]% of the outstanding shares of Allozyne common stock entitled to execute and deliver the written consent. As of June 30, 2011, certain of the major stockholders of Allozyne who hold approximately 30,509,176 shares, or approximately 77% of the outstanding shares of Allozyne common stock on as-converted-to-common stock basis, solely in their capacity as Allozyne stockholders, have entered into stockholder agreements with voting and lock-up provisions and irrevocable proxies with Poniard in connection with the merger.

Submission of Consents

You may consent to the proposals with respect to your shares by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to Allozyne on or before November 21, 2011, the date the Allozyne board of directors has set as the targeted final date for receipt of written consents. Allozyne reserves the right to extend the final date for receipt of written consents beyond November 21, 2011 in the event that consents approving the merger and adopting and approving the merger agreement and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of Allozyne common stock and Allozyne preferred stock to satisfy the conditions to the merger. Any such extension may be made without notice to stockholders. Once all conditions to the merger have been satisfied or waived, the consent solicitation will conclude.

If you hold shares of Allozyne common stock or preferred stock as of the record date and you wish to give your written consent, you must complete the enclosed written consent, date and sign it, and promptly return it to Allozyne. Once you have completed, dated and signed the written consent, you may deliver it to Allozyne by faxing it to Allozyne’s legal counsel, Fenwick & West LLP, Attention: Ellen Welichko, at (206) 389-4511, by emailing a pdf copy of your written consent to ewelichko@fenwick.com, or by mailing your written consent to Fenwick & West LLP at 1191 Second Avenue, 10th Floor, Seattle, Washington 98101, Attention: Ellen Welichko.

Executing Consents; Revocation of Consents

With respect to each proposal for which the shares of Allozyne common stock and preferred stock that you hold allow you to give consent, you may execute a written consent to approve each proposal (which is equivalent to a vote for the proposal) or disapprove each proposal (which is equivalent to a vote against the proposal). If you do not return your written consent, it will have the same effect as a vote against the proposals. If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

Your consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with Allozyne’s corporate secretary. If you wish to change or revoke a previously delivered consent before that time, you may do so by delivering a notice of revocation to Allozyne’s corporate secretary or by delivering a new written consent with a later date.

Solicitation of Consents; Expense

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Allozyne. Officers and employees of Allozyne may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the Allozyne Board

THE ALLOZYNE BOARD OF DIRECTORS RECOMMENDS THAT ALLOZYNE STOCKHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. The Allozyne board of directors believes the merger consideration to Allozyne stockholders is fair, advisable and in the best interests of Allozyne and its stockholders. The management of Allozyne and the Allozyne board of directors, after careful study and evaluation of the economic, financial, legal and other factors, also believe the merger could provide the combined company with increased opportunity for profitable expansion of its business, which in turn should benefit Allozyne stockholders who become shareholders of Poniard. See “The Merger—Reasons for the Merger—Allozyne’s Reasons for the Merger” on page 75 of this joint proxy statement/prospectus/consent solicitation.

Stockholder Agreements

Concurrently with and as a condition to Poniard’s and Allozyne’s entering into the merger agreement, on June 22, 2011, certain stockholders, directors and officers of Allozyne, holding approximately 65% of the Allozyne outstanding shares, entered into stockholder agreements whereby they have agreed to vote their Allozyne shares in favor of the merger and the merger agreement and against any competing acquisition proposal, and to refrain from selling any of the Poniard common stock they receive in the merger for six months following the effective time of the merger, subject to the terms of the stockholder agreements. For a more detailed discussion of the stockholder agreements see “The Merger Agreement—Other Agreements Related to the Merger Agreement—Shareholder Agreements/Stockholder Agreements—Allozyne Stockholder Agreements” beginning on page 121 of this proxy statement/prospectus/consent solicitation.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation describe the material aspects of the merger, including the merger agreement. While Poniard and Allozyne believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/consent solicitation for a more complete understanding of the merger and the merger agreement, including the merger agreement attached as Annex A to this proxy statement/prospectus/consent solicitation.

General Description of the Merger

Poniard, Allozyne and the Merger Sub, have entered into an Agreement and Plan of Merger and Reorganization dated as of June 22, 2011, which is referred to in this proxy statement/prospectus/consent solicitation as the merger agreement, that contains the terms and conditions of the proposed business combination of Poniard and Allozyne. Pursuant to the terms and conditions of the merger agreement, the Merger Sub will be merged with and into Allozyne, with Allozyne surviving the merger as a wholly owned subsidiary of Poniard.

Background of the Merger

Historical Background for Poniard Pharmaceuticals

On November 16, 2009, Poniard announced, based on 320 patient deaths, that its pivotal Phase 3 SPEAR (Study of Picoplatin Efficacy After Relapse) trial of picoplatin in the treatment of patients with small cell lung cancer, or the SPEAR trial, did not meet its primary endpoint of overall survival. Picoplatin is Poniard’s lead product candidate, and the SPEAR trial was Poniard’s most advanced picoplatin clinical study. The Phase 3 SPEAR trial was an international, multi-center, open-label, controlled study to compare the efficacy and safety of picoplatin plus best supportive care with best supportive care alone as a second-line therapy for small cell lung cancer. Poniard was blinded to any analysis of the aggregate data until the database was locked after the occurrence of 320 evaluable events (patient deaths). The study enrolled 401 patients with small cell lung cancer whose disease was non-responsive to first-line platinum-containing (cisplatin or carboplatin) chemotherapy or whose disease responded initially to first-line platinum-containing therapy but then progressed within six months after treatment was completed. Patients were randomized in a 2:1 ratio to receive picoplatin plus best supportive care or best supportive care alone. Best supportive care includes all medical, radiation and surgical interventions that small cell lung cancer patients should receive to relieve symptoms and treat the complications of their disease, but excludes treatment with other chemotherapy.

On December 8, 2009, due primarily to the outcome of the SPEAR trial in November 2009, and at the direction of the Poniard board of directors, Poniard management presented to the Poniard board of directors a revised strategic plan. Poniard management’s presentation included an analysis of strategic alternatives potentially available to Poniard, including regulatory strategies with regard to picoplatin, continuing as a standalone company, pursing a sale, merger, global partnership, or liquidation of the company. Poniard management’s presentation included a preliminary assessment of whether the SPEAR trial data supported the submission of a new drug application, or NDA. Management reviewed these potential strategic alternatives with the board and also discussed Poniard’s current cash needs and the potential implementation of cost-saving measures, including one or more reductions in force, the cancellation of manufacturing lots and sublease of Poniard’s executive office space in South San Francisco.

Following the presentations, the Poniard board of directors directed management to continue to evaluate the SPEAR trial data to determine any statistically significant survival trends evidenced in the preliminary SPEAR data and to work with the FDA to identify a regulatory strategy that would support submission of an NDA based on any such trends. The Poniard board of directors also directed management to continue to identify strategic partnering opportunities, recognizing that potential partners would be unlikely to pursue a transaction with Poniard until the outcome of Poniard’s discussions with the FDA is known.

On January 29, 2010, Poniard management presented to the Poniard board of directors an updated analysis of the SPEAR trial data. Poniard management reported that the SPEAR data demonstrated statistically significant efficacy benefit in multiple subsets of patients. Those statistically significant efficacy benefits were:

•

A statistically significant difference in favor of patients in the picoplatin arm for progression free survival in the intent-to-treat population. Patients in the picoplatin arm of the SPEAR trial had progression free survival of 9.0 weeks, compared to 6.6 weeks for those patients who received best supportive care alone.

•

A statistically significant difference in favor of patients in the picoplatin arm for time to progression, or TTP, in the intent-to-treat population, with a median TTP of 11.3 weeks in the picoplatin arm, compared to a median TTP of 6.7 weeks for patients who received best supportive care alone.

•

Overall survival in the intent-to-treat population, the primary endpoint of the study, which was based on 320 evaluable events, or deaths, showed a median overall survival of 20.6 weeks in the picoplatin arm of the SPEAR trial, compared to overall survival of 19.7 weeks who received best supportive care alone. The primary endpoint of the trial was not met, potentially due to an imbalance in the use of post-trial chemotherapy between the picoplatin arm of the trial and the best supportive care alone arm: 27.6 percent of patients in the picoplatin arm of the trial received post-trial chemotherapy, compared to 40.6 percent of the patients who received best supportive care alone.

•

Among the 273 patients who did not receive post-SPEAR trial chemotherapy, the 194 patients in the picoplatin arm demonstrated a statistically significant improvement in overall survival compared to the 79 patients who received best supportive care alone. In these 273 patients, the patients in the picoplatin arm demonstrated a median survival of 18.3 weeks, compared to a median survival of 14.4 weeks for patients who received best supportive care alone.

•

The 294 patients who were refractory or relapsed within 45 days of first-line platinum-based therapy, the 202 patients in the picoplatin arm demonstrated a statistically significant improvement in overall survival compared to the 92 patients in the best supportive care alone arm of the trial. In these 294 patients, the patients in the picoplatin arm demonstrated a median survival of 21.3 weeks, compared to a median survival of 18.4 weeks for the patients who received best supportive care alone.

After a discussion of the challenges of filing an NDA based on subset data, including the lack of supporting precedent within the FDA, the Poniard board instructed Poniard management to discuss this approach with the FDA and, in parallel, to develop contingency plans outlining Poniard’s strategic options in the event of a negative FDA response. To this end, Poniard’s board of directors established an executive committee to work with Poniard management to review and assess Poniard’s strategic options, including with respect to financing, corporate partnering and clinical and regulatory matters. Poniard’s board appointed Fred B. Craves, Ph.D., Nicholas J. Simon and Robert S. Basso, each an independent director, to serve on the executive committee.

On February 5, 2010, Poniard implemented a restructuring plan to conserve Poniard’s capital resources. As part of Poniard’s restructuring plan, Poniard reduced its workforce from 50 to 22 employees and completed a management reorganization, in which Gerald McMahon, Ph.D. stepped down as Poniard’s Chief Executive Officer, Robert J. DeJager, M.D. stepped down as Poniard’s Chief Medical Officer, Ronald A. Martell, Poniard’s then President and Chief Operating Officer, was named Chief Executive Officer, and Michael S. Perry, D.V.M., Ph.D., who at the time served as a consultant, was named President and Chief Medical Officer. As a further cost cutting measure, on February 12, 2010, Poniard entered into an agreement to sublease its executive office space.

In early March 2010, the FDA advised Poniard that a new Phase 3 clinical trial of picoplatin would be required to support submission of an NDA with respect to the use of picoplatin to treat the subset of patients in which the SPEAR trial data had demonstrated statistically significant efficacy. In light of this FDA response, following discussion at its March 22, 2010 meeting, the Poniard board of directors approved management’s recommendation to discontinue all filing activities related to the SPEAR trial. In conjunction with this action, the board approved a corporate restructuring to further reduce the number of employees to 12, effective April 30, 2010.

On March 24, 2010, Poniard formally engaged Leerink as Poniard’s exclusive financial advisor to assist Poniard in identifying, evaluating and pursuing alternative strategies to optimize shareholder value. Leerink was engaged to explore a broad range of transaction possibilities, including the sale of Poniard or its assets, merger, out-licensing picoplatin rights, conducting a new Phase 3 trial for picoplatin, refocusing clinical activities on the development of an oral formulation of picoplatin, or in-licensing new products.

At the meeting of the Poniard board of directors held on April 9, 2010, Leerink recommended, based on its assessment of Poniard’s picoplatin program and capital resources, timing considerations and the SPEAR trial results, that Poniard explore potential sale, merger and partnership opportunities with strategic buyers and partners in parallel with possible structured or public financing alternatives.

Leerink and Poniard management screened potential candidates worldwide for a broad range of opportunities involving product in-licensing or business combination transactions and prioritized potential buyers and partners based on strategic fit and product pipeline synergy with Poniard. Potential counterparties were identified across three broad categories:

•	big pharma and large cap biopharma;

•	mid-cap and small-cap biopharma with oncology focus; and

•	merger candidates.

Allozyne was not among this initial group of counterparties. Poniard and Leerink also identified potential financial partners with which to explore alternative financing mechanisms.

Between April and July 2010, Leerink and Poniard contacted a total of 78 companies (41 potential acquirers, 30 potential merger candidates and 7 potential financial partners). Five potential acquirers/merger candidates executed confidentiality disclosure agreements, or CDAs, to evaluate picoplatin and Poniard during this period. After completing preliminary due diligence, three of those companies declined to move forward, indicating a lack of a strategic fit.

On June 9, 2010, the Poniard board of directors met for a regularly scheduled meeting. At the meeting, Leerink reported that, based on feedback received from potential counterparties, there was little or no interest in partnering or licensing picoplatin due to the cost of a new Phase 3 clinical trial, the ongoing risk associated with the negative SPEAR trial outcome and the competitive landscape for platinum-based therapeutics. As a result, Leerink advised that the most likely strategic option would be a merger or stock acquisition of Poniard by a public company or a merger of Poniard with a private entity. Leerink and Poniard management then identified four preferred potential merger candidates.

During the week of June 13, 2010 and in the weeks that followed, Poniard management and Leerink made follow-up contacts with a number of parties who had expressed varying degrees of interest in a transaction with Poniard, including the four merger candidates identified at the June 9 board meeting. During this follow-up, all parties, except Company A, declined further discussions or ultimately withdrew from discussions.

Company A initially was introduced to Poniard in January 2010, when Mr. Martell met with Company A’s Chief Executive Officer to discuss strategic opportunities between the two companies. Company A is a non-U.S. domiciled, non-U.S. listed public company with a variety of oncology and non-oncology assets. On February 1, 2010, Company A entered into a CDA with Poniard, and on February 16, 2010, Poniard sent a confidential data package to Company A for its review. On March 23, 2010, Company A held a telephone conference with members of Poniard management to conduct additional preliminary due diligence and to discuss the broad construct of a possible transaction.

From April 2010 through November 2010, Poniard conducted extensive negotiations, including the exchange of draft agreements and due diligence materials with Company A. From mid-July until the end of

October 2010, Poniard and Company A and their respective legal and financial advisors and other representatives conducted detailed due diligence, negotiated the structure and terms of a proposed transaction and prepared initial drafts of the transaction documents. The proposed transaction called for a stock-for-stock transaction in which Poniard shareholders would own less than one-third of the combined company and in addition Company A shareholders would receive shares of a newly created class of preferred stock through which Company A would pay out a portion of any value realized on a certain Company A product.

At meetings of the Poniard board of directors held on July 6, August 5, September 1, and September 28, 2010, Poniard management reviewed and discussed with the board the results of Poniard’s due diligence and the status of negotiations with Company A, including key terms, timeline, operational issues, financing requirements, regulatory approval processes, exchange ratio and related matters. At its meeting on July 6, 2010, the Poniard board established an ad hoc transaction committee to provide advice and guidance to Poniard management in evaluating and negotiating the proposed transaction with Company A. The board appointed Robert M. Littauer, Gary S. Lyons, Nicholas B. Simon and Fred B. Craves, Ph.D. to serve on the committee.

In mid-October 2010, Company A met with the securities regulators in its domicile country to address listing issues fundamental to Company A’s willingness to move forward with the negotiated transaction. Company A received an unfavorable determination from its regulators on October 18, 2010. Consequently, Company A officially terminated discussions with Poniard on or about November 19, 2010.

On November 3, 2010, Mr. Martell met with Steven Gillis, Ph.D. to identify potential merger candidates from ARCH Venture Partners’ portfolio companies. Allozyne and four additional companies were suggested as possible candidates.

The Poniard board of directors met on November 19, 2010, to discuss the strategic alternatives available to Poniard given that negotiations with Company A had been terminated by Company A. At that meeting, management recommended the strategy of exploring a merger with a private company seeking access to the U.S. capital markets and as a means to diversify Poniard’s pipeline. Working with Leerink, management advised that it had screened 55 companies and identified 33 potential counterparties. In identifying potential counterparties, management focused on U.S.-based private companies having a market cap similar to that of Poniard and a clinical stage pipeline. The strategic objective was to create a combined company with a product pipeline that could attract sufficient financing to advance the development of its product candidates. The Poniard board authorized management to proceed with high-level discussions with the identified counterparties and to conduct preliminary due diligence as appropriate. The board also authorized management to continue to explore opportunities to partner picoplatin. Potential partners for picoplatin spanned a broad range of candidates with varying attributes, including privately held and publicly traded companies, specialty pharmaceuticals in Europe and Asia, and large, mid-size and small biopharmaceuticals worldwide.

During a three-month period beginning November 2010, Leerink and Poniard contacted 26 companies (23 potential merger candidates and three new potential picoplatin partners). The three potential picoplatin partners all have clinical-stage oncology product pipelines. Two of the three potential picoplatin partners are based in the United States, one of which is a publicly traded company, and the third potential partner is based in China. Eight of the potential merger candidates, including Allozyne, executed CDAs. Poniard’s management team conducted initial financial, business and scientific due diligence on each of these companies. Such due diligence included assessment of the market size, competitive landscape, clinical progress and risks associated with each company’s lead compounds and platforms, as well as the extent to which such compounds and platforms address an unmet medical need. Financial due diligence included a review of the candidate’s financing history, valuation and cash position.

On November 30, 2010, Mr. Martell met with two directors of Allozyne, Dr. Gillis and Michael Steinmetz, Ph.D., and Allozyne’s Chief Executive Officer, Meenu Chhabra, to obtain an overview of Allozyne.

On December 15, 2010, Ms. Chhabra provided Mr. Martell a presentation on the combined entity strategic vision to facilitate further discussion between the parties.

Subsequent multiple discussions regarding a potential merger were held between Mr. Martell and Ms. Chhabra, Dr. Gillis, Dr. Steinmetz and Carl Weissman, another director of Allozyne, in January 2011.

On January 26, 2011, Poniard management and Leerink updated the Poniard board on their progress in evaluating the potential merger candidates and identified Allozyne, Company B and Company C, all privately-held clinical stage product companies, as the preferred potential candidates. Poniard management advised the board that it had sent nonbinding term sheets to Company B and Company C on January 21, 2011 and December 21, 2010, respectively, and was in active discussions with Company B’s senior management about the possible structure and financial terms of a merger. The board determined that no opportunity represented enough certainty to focus on a single company and instructed management and Leerink to pursue further due diligence and continue discussions with all three companies. At that same meeting, Mr. Simon disclosed to the board that he is affiliated with certain venture funds that are significant stockholders of Allozyne and which have a representative on the Allozyne board of directors, as described in the section of this joint proxy statement/prospectus/consent solicitation entitled “The Merger — Interests of Poniard’s Executive Officers and Directors in the Merger,” and advised that he would recuse himself from discussions of the board or the executive committee of the board; however, the board felt it was in Poniard’s best interest to have Mr. Simon involved in discussions evaluating financial aspects of Poniard’s operations and strategic alternatives until it appeared that a transaction would be negotiated exclusively with Allozyne. As a result, except for the February 24, 2011 meeting of independent directors of the board and the April 15, 2011 meeting of the executive committee, from which Mr. Simon was absent, and the February 25, 2011 board meeting, at which Poniard management reported on its diligence assessment of Allozyne, Mr. Simon attended all board and executive committee meetings until May 19, 2011, on which date he resigned from the executive committee. After that date, Mr. Simon recused himself from all further discussions at meetings of the board related to the negotiation of a transaction with Allozyne.

Due diligence of Allozyne by the Poniard management team was initiated on February 4, 2011, and additional technical, business and intellectual property rights due diligence continued between February and March 2011. In parallel, multiple discussions between Mr. Martell and Ms. Chhabra were held during the same time period regarding potential deal structures and financial and business terms of a proposed merger.

On February 12, 2011, Poniard received a nonbinding written indication of interest from Company D, a clinical stage oncology company with which Poniard had earlier discussions.

On February 18, 2011, Poniard management and Leerink updated the Poniard board of directors on their preliminary due diligence reviews of Allozyne, Company B, Company C and Company D, including the initial due diligence findings with respect to the lead assets of each company. At the meeting, Mr. Simon reminded the board of his affiliation with certain venture funds that are significant stockholders of Allozyne and which have a representative on the Allozyne board of directors and advised that he would recuse himself if discussions with Allozyne advanced. After discussion, the board instructed management to finalize term sheets with Allozyne and Company B. The Poniard board determined not to pursue a possible merger with Company C or Company D, primarily because of uncertainties regarding probabilities of technical success of their product candidates and their ability to consummate a transaction. At the same meeting, the board expressed interest in following up on Company E, an anti-infective and anti-inflammatory biopharmaceutical company, which recently had contacted Poniard with a preliminary indication of interest.

On February 24, 2011, the independent directors of the board met to discuss the process regarding the evaluation of strategic alternatives.

At a meeting of the Poniard directors held on February 25, 2011, Perkins Coie LLP, Poniard’s outside counsel, reviewed and discussed with the board members their fiduciary duties in considering and evaluating potential transactions. Mr. Martell advised the board that Poniard had been in active discussions with Allozyne and Company B and reported on Poniard’s diligence assessment of Company B and Allozyne. At the meeting, Mr. Simon recused himself from the report on Poniard’s diligence assessment of Allozyne. The board authorized Mr. Martell to continue discussions with Allozyne and Company B and to provide further information to the board at a subsequent meeting. In addition, the board appointed Mr. Littauer to the executive committee, such that the executive committee would be comprised of Dr. Craves, Mr. Basso, Mr. Simon and Mr. Littauer.

Poniard continued its due diligence reviews and assessments of Allozyne, Company B and Company E throughout the remainder of February and into April 2011. On March 14, 2011, following Poniard management’s report on its due diligence findings to the Poniard board, including pro forma information about Allozyne and Company B, the board authorized Poniard management to pursue discussions with all three companies.

Poniard delivered, for discussion purposes only, nonbinding term sheets to Allozyne and Company E on April 1, 2011. On April 15, 2011, Company E advised Poniard that the proposed nonbinding terms were not acceptable and that the executive committee of Company E had determined that it was in the best interest of Company E shareholders to remain a private company at the present time, and declined to negotiate further.

On April 2, 2011, Company B delivered, for discussion purposes only, a nonbinding counterproposal to Poniard’s January 21 term sheet.

At the April 12, 2011 board meeting, Dr. Kwok updated the board on the status of discussions with Allozyne and Company B and, after discussion, the board indicated its interest in pursuing a transaction with Company B and discussed the terms of a proposed counterproposal. On April 15, 2011, telephonic meetings of the board and executive committee were held and, following an update by Mr. Martell on his discussions with Company B and Allozyne, the decision was made to move forward with Company B and to suspend discussions with Allozyne. On April 15, 2011, Mr. Martell phoned Dr. Gillis to inform him that Poniard would not be moving forward with Allozyne at the present time.

Poniard delivered a counterproposal to Company B on April 14, 2011, for discussion purposes only. At a meeting of Poniard’s executive committee on April 18, 2011, Mr. Martell updated the committee on the status of negotiations with Company B. The committee discussed in detail the business and financial terms of a potential transaction with Company B.

On April 19, 2011, Dr. Craves, Mr. Lyons, Mr. Martell and Bryan Giraudo of Leerink met with six members of the board of directors of Company B and other key investors of Company B. On May 6, 2011, Company B management advised Poniard that, after considerable discussion, the board and key investors of Company B were unable to agree to Poniard’s counterproposal. On May 17, 2011, Company B communicated that it would not be moving forward with Poniard.

On April 29, 2011, the Poniard board met to discuss reengaging with Allozyne and, on May 3, 2011, Mr. Martell informed Dr. Gillis that Poniard would like to pursue potential merger discussions with Allozyne.

Historical Background for Allozyne

Since Allozyne’s inception, its board of directors and management team have been regularly evaluating its business and operations, long-term strategic goals and alternatives, and prospects as an independent company. Allozyne’s board of directors and management team have regularly reviewed and assessed trends and conditions impacting Allozyne and its industry, changes in the marketplace and applicable law, the competitive environment and Allozyne’s future prospects. As part of the ongoing review of Allozyne and its position in its industry, Allozyne’s board of directors also regularly reviews the strategic alternatives available to Allozyne, including, among other things, possible strategic combinations, acquisitions and divestitures.

Background of Development of Transaction Between Poniard and Allozyne

During November and December of 2010, Mr. Martell had various meetings and strategic discussions with members of the Allozyne board of directors, including Dr. Gillis, Dr. Steinmetz and Mr. Weissman, and with Ms. Chhabra, Allozyne’s Chief Executive Officer.

On January 11, 2011, at the JPM Healthcare Conference in San Francisco, members of Allozyne’s board of directors met with members of Poniard’s board of directors and management to discuss how to facilitate additional information sharing.

On January 24, 2011, the Allozyne and Poniard management teams met to review Allozyne’s platform technology and programs, as well as Poniard’s technology. On January 27, 2011, Poniard submitted an initial due diligence request to Allozyne.

During February and March 2011, the Poniard management team conducted additional technical, business and intellectual property rights due diligence. In parallel, there were multiple discussions between the chief executive officers and members of the boards of directors of both companies regarding possible deal structures.

On March 3, 2011, Mr. Martell delivered to Allozyne its initial nonbinding summary of terms , providing for a merger whereby the shareholders of both companies would own 50% of the combined company, with an increase for Allozyne shareholders to 60% of the combined company if the results of Allozyne’s multiple-ascending dose (MAD) study were positive. Throughout the month of March 2011, Poniard’s board of directors and management, in consultation with Leerink, continued their assessments of Allozyne, including preparation of pro forma analyses and evaluation of potential deal structures, and due diligence.

On March 24, 2011, based on negotiations between Mr. Martell and Ms. Chhabra, Mr. Martell delivered to Allozyne a revised nonbinding summary of terms, providing for a merger whereby the shareholders of both companies would own 50% of the combined company, with an increase for Allozyne shareholders to 65% of the combined company if the results of Allozyne’s MAD study were positive. In addition, the shareholders of Allozyne would receive the right to additional shares of the combined company equal to 25% of any cash received for third party licenses during the first two years following the closing date. Poniard management continued their due diligence and evaluations of potential deal structures through the end of March 2011.

On April 1, 2011, Dr. Kwok provided Ms. Chhabra a revised nonbinding term sheet making the right to additional shares subject to positive results from Allozyne’s MAD study and capping the cash value of such shares at $12.5 million. The parties negotiated extensively during the first two weeks of April 2011 until April 15, 2011, when Poniard communicated to Allozyne that it wished to place negotiations on hold while Poniard explored an alternative strategic opportunity. Poniard continued its negotiations with Company B until the conclusion of those negotiations on May 17, 2011, as described above.

On May 9, 2011, Messrs. Martell and Littauer and Dr. Craves, each a Poniard director, met with Allozyne board members Mr. Weissman and Dr. Gillis and with Ms. Chhabra in the corporate offices of Allozyne to discuss the proposed terms of a merger.

On May 12, 2011, based on the negotiations between Poniard and Allozyne to date, Poniard delivered a nonbinding term sheet, providing for a merger whereby the shareholders of Allozyne would own 65% of the combined company, without any right to additional shares post-closing or contingency based on the results of Allozyne’s MAD study.

Poniard and Allozyne, together with their respective outside legal counsel, and with Poniard’s financial advisor, Leerink, continued their mutual due diligence and engaged in negotiations regarding the terms of the merger agreement and the shareholder and stockholder agreements, including potential adjustments to the exchange ratio in the merger, each party’s net cash requirements, including a potential additional financing by Allozyne, certain liabilities, non-solicitation provisions, management of the combined company, treatment of stock options and warrants in the merger, employee benefits following the merger, conditions to each party’s obligation to complete the merger, post-closing financing strategies, termination rights and termination fees, and representations, warranties and covenants of the parties. Final agreement on these and other issues was reached over the course of numerous discussions involving members of Poniard and Allozyne management and their legal teams.

During May 2011, the Poniard executive committee convened telephonically, joined by Mr. Martell, to discuss the status of the proposed transaction with Allozyne and negotiations related to the merger. The discussions included: updates on proposed business and financial terms, review of drafts of the merger agreement and related documents, and evaluation of Poniard employee severance issues. On May 19, 2011, with a potential transaction with Company B no longer a prospect, Mr. Simon resigned from the executive committee. David Stevens, Ph.D. subsequently began attending executive committee meetings and was appointed to replace Mr. Simon on the committee.

On June 6, 2011, the executive committee convened telephonically to discuss the current state of negotiations and due diligence, including key terms relating to Poniard severance and change of control obligations.

On June 9, 2011, at the annual board meeting, the Poniard board of directors reviewed the status of negotiations with Allozyne and the due diligence review of Allozyne.

On June 22, 2011, the Poniard board of directors, excluding Mr. Simon and Drs. Goldfischer and Craves, held a special telephonic meeting to consider the proposed merger between Poniard and Allozyne and to vote on the merger agreement and related matters. Representatives of Perkins Coie LLP reviewed with the directors their fiduciary duties in evaluating the merger and summarized the terms of the proposed merger agreement and related agreements. Representatives of Perkins Coie LLP and Leerink also responded to questions from members of the board of directors. The board also considered the interests of Mr. Simon, Dr. Goldfischer, Dr. Craves and Mr. Martell in the transactions contemplated by the merger agreement, as described in the section of this joint proxy statement/prospectus/consent solicitation entitled “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger.” At the meeting, a representative from Leerink delivered certain of its written analyses and its written opinion to the board to the effect that, and subject to various assumptions, qualifications and limitations, as of June 22, 2011, the consideration to be paid by Poniard in the merger pursuant to the merger agreement was fair, from a financial point of view, to Poniard and its shareholders. The written opinion of Leerink attached to this joint proxy statement/prospectus/consent solicitation as Annex E. Following these discussions, and after review and discussion among the members of the board of directors, the board unanimously determined, among other things, that the merger agreement and the proposed merger contemplated thereby were advisable and in the best interests of Poniard and its shareholders and resolved to recommend that Poniard shareholders approve the issuance of shares of Poniard common stock in connection with the proposed merger and all other actions required or contemplated to be taken by the merger agreement.

On June 22, 2011, certain Allozyne stockholders executed stockholder agreements and irrevocable proxies with Poniard, and certain Poniard shareholders executed shareholder agreements and irrevocable proxies with Allozyne. After the close of trading markets on June 22, 2011, Poniard and Allozyne executed and delivered to each other the merger agreement. Thereafter, Poniard and Allozyne issued a joint press release announcing the execution of the merger agreement and held a joint conference call discussing the merger.

In connection with the merger agreement, on June 22, 2011, BCC, a principal shareholder of Poniard and an affiliate of Poniard directors Drs. Craves and Goldfischer, delivered to Poniard a binding commitment to loan Poniard $2.4 million, on a nonrecourse basis immediately prior to closing of the merger, to enable Poniard to pay employee severance, change of control and certain other obligations under the merger agreement. See the sections entitled “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger—Binding Loan Commitment” and “The Merger Agreement—Other Agreements Related to the Merger Agreement—Loan and Security Agreement”, for a more detailed description of the BCC loan commitment and the terms of the BCC loan.

Reasons for the Merger

The combined company that results from the merger will be a biotechnology company focused on developing and commercializing therapeutics in the areas of autoimmune and inflammatory disease and cancer.

The lead Allozyne product candidate, AZ01, is a clinical-stage, next generation long-acting interferon beta for the treatment of relapse remitting multiple sclerosis, or RRMS. Poniard and Allozyne believe the combined company will have the following potential advantages:

•

Clinical-Stage Product Candidate. Allozyne has completed a Phase 1a single ascending dose clinical trial in normal healthy volunteers for its lead product candidate, AZ01 and a Phase 1b multiple administration dose trial in normal healthy volunteers is currently ongoing. At the time of the Poniard due diligence review of Allozyne in connection with the proposed merger, Allozyne was preparing to initiate the Phase 1b clinical trial. Through the application of Allozyne’s CAESAR technology platform, a PEG moiety, or molecular substructures responsible for the chemical reaction of these molecules, is attached to the modified interferon beta in order to create a controlled release and long acting version of this molecule which may offer potential advantages over the existing interferon beta therapies, including less frequent dosing, superior tolerability and possibly greater efficacy.

•

Known Active Agent and Reduced Regulatory Risk. The active pharmaceutical ingredient in AZ01 is interferon beta. Currently marketed interferons include Avonex®, Betaseron® and Rebif®. Despite their established safety profile, currently marketed interferon betas are administered between once daily and once weekly and often produce flu like symptoms and injection site reactions following each administration. These side effects, combined with a daily or weekly dosing regimen, lead to reduced patient compliance. Allozyne believes the clinical application of a long acting interferon beta, such as AZ01, has the potential to be a first line therapy supplanting existing interferon beta therapies. In addition, AZ01 has the potential to be used to maintain patients in remission in between short term treatment with immunomodulators such as Tysabri® and Gilenya® and as an add-on therapy with the somewhat safer but less efficacious oral counterparts to the immunomodulators.

•

Markets. Poniard and Allozyne believe that AZ01 represents a significant market opportunity. According to MedTRACK, currently marketed interferons for the treatment of RRMS, including Avonex®, Betaseron® and Rebif®, totaled more than $6 billion in revenue worldwide in 2010.

•	Management Team. It is expected that the combined company will be led by the experienced management from Allozyne and a board of directors with representation from each of Poniard and Allozyne.

As a result of these potential advantages, Poniard and Allozyne believe the combined company will be more attractive to potential investors and will have greater opportunities to obtain the financing necessary to advance the combined company’s product candidates. Poniard and Allozyne each expect to incur additional operating losses and negative cash flows from operations for the foreseeable future. Without additional substantial capital from a financing, sale of assets or license of technology, Poniard and Allozyne will each likely exhaust their resources, be unable to continue operations, and, in the case of Poniard, likely be forced to file for federal bankruptcy protection.

Poniard’s Reasons for the Merger

The Poniard board of directors approved the merger with Allozyne based on a number of factors, including the following:

•	Alternative Option

The Poniard board of directors believed, in light of, among other factors, the discontinuation of its clinical research operations, the regulatory restrictions relating to pursuit of an NDA based on subset data, and the reductions in workforce, that the only alternative option for Poniard was to undertake an orderly liquidation of Poniard’s assets and to cease company operations. Therefore, the Poniard board of directors viewed the merger with Allozyne as the more favorable outcome for realizing potential future long-term value for Poniard’s shareholders.

•	Clinical-Stage Product Candidate

Allozyne has completed a Phase 1a single ascending dose clinical trial in normal healthy volunteers for its lead product candidate, AZ01, and a Phase 1b multiple administration dose trial in normal healthy volunteers is ongoing. At the time of the Poniard due diligence review of Allozyne in connection with the proposed merger, Allozyne was preparing to initiate the Phase 1b clinical trial. AZ01 is a next generation long acting interferon beta for the treatment of relapse remitting multiple sclerosis, or RRMS. Through the application of Allozyne’s CAESAR technology platform, a PEG moiety is attached to the modified interferon beta in order to create a controlled release and long acting version of this molecule which may offer potential advantages over the existing interferon beta therapies, including less frequent dosing, superior tolerability and possibly greater efficacy.

•	Known Active Agent and Reduced Regulatory Risk

The active pharmaceutical ingredient in AZ01 is interferon beta. Currently marketed interferons include Avonex®, Betaseron® and Rebif®. Despite their established safety profile, currently marketed interferon betas are administered between once daily and once weekly and often produce flu like symptoms and injection site reactions following each administration. These side effects, combined with a daily or weekly dosing regimen, lead to reduced patient compliance. Allozyne believes the clinical application of a long acting interferon beta, such as AZ01, has the potential to be a first line therapy supplanting existing interferon beta therapies. In addition, AZ01 has the potential to be used to maintain patients in remission in between short-term treatment with immunomodulators such as Tysabri® and Gilenya® and as an add-on therapy with the somewhat safer but less efficacious oral counterparts to the immunomodulators.

•	Markets

Poniard believes that AZ01 represents a sizeable market opportunity, and may provide new medical benefits for patients with RRMS and returns for investors. Currently marketed interferons, including Avonex®, Betaseron® and Rebif®, totaled more than $6 billion in revenue worldwide in 2010.

•	Fairness Opinion

The Poniard board of directors considered the financial analyses of Leerink, including its opinion to the board of directors as to the fairness to Poniard, from a financial point of view and as of the date of the opinion, of the consideration provided for in the merger, as more fully described below under the caption “The Merger—Opinion of the Poniard Financial Advisor.”

In the course of its deliberations, the Poniard board of directors discussed potential alternatives to the transaction, including attempting to secure a strategic partner, pursuing a voluntary bankruptcy filing, pursuing a voluntary dissolution proceeding, and continuing to pursue an alternative business combination transaction with a third party other than Allozyne. The board noted that no third party entity had expressed an interest in a strategic partnership relationship. The board reviewed the issues likely to be involved with pursuing a voluntary dissolution or bankruptcy and concluded those alternatives would not be in the best interests of the shareholders and were not likely to provide superior value. The board concluded that a voluntary bankruptcy filing would likely result in less value to Poniard’s shareholders, and potentially to creditors, than the proposed transaction with Allozyne in light of, among other factors, the significant legal and other costs involved in preparing and pursuing a bankruptcy filing, the uncertainty concerning the ability to fund Poniard’s operations during a bankruptcy proceeding and ongoing operating and legal expenses during the pendency of a bankruptcy proceeding, the adverse effect that a bankruptcy filing would have on Poniard’s stock price, the possible assertion of contingent claims in the proceeding and the possible delay in resolving those claims, the uncertain outcome of resolution of issues with creditors and shareholders in those proceedings, and other factors. The board concluded that it was unlikely to attract an offer superior to the proposed transaction with Allozyne, and that attempting to continue looking for other transactions would involve additional time and expense with no reasonable prospect of a superior result for the shareholders. The board noted that Poniard had engaged in discussions with a number of potential acquirers and strategic partners, that a business combination with Allozyne presented an attractive opportunity for the Poniard shareholders to benefit from the potential appreciation in value of the combined company’s business, that third parties with whom Poniard previously had discussions had elected not to pursue further discussions concerning a merger transaction or strategic partnership, and that Poniard’s declining cash balances made further pursuit of a different business combination transaction an unattractive alternative compared to the opportunity with Allozyne.

In addition to considering the factors outlined above, the Poniard board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Poniard shareholders approve the issuance of shares of Poniard common stock in the merger and the resulting change of control of Poniard, all of which it viewed as supporting its decision to approve the business combination with Allozyne:

•

the strategic alternatives of Poniard to the merger, including the discussions that Poniard management and the Poniard board of directors had during 2010 and 2011 with other potential merger candidates;

•

the failure of Poniard’s lead product candidate, picoplatin, in its SPEAR Phase 3 clinical trial for the treatment of small cell lung cancer, the resultant loss of current shareholder value and the diminished prospect for the creation of future, shareholder value;

•	the risks of continuing to operate Poniard on a standalone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the risks associated with and the value to shareholders of liquidating Poniard;

•	the loss of a substantial portion of Poniard’s operational capabilities;

•	the opportunity for the Poniard shareholders to participate in the potential long-term value of the Allozyne product pipeline and platforms as a result of the merger;

•	the terms and conditions of the merger agreement, including the following related factors:

•

the determination that the relative percentage ownership of Poniard shareholders and Allozyne stockholders is based on the valuations of each company at the time of the Poniard board of directors’ approval of the merger agreement, subject to adjustments as outlined in the merger agreement;

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger, the Poniard shareholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	Poniard’s rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Poniard receive a superior proposal;

•	the conclusion of the Poniard board of directors that the potential termination fee of $1.0 million, which is payable upon certain terminations, was reasonable;

•

the no solicitation provisions governing the ability of the parties to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•

belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the agreement of Allozyne to provide written consent of its stockholders necessary to approve the merger and related transactions;

•	the likelihood of retaining key Allozyne employees to manage the combined company;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals;

•

the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of the Poniard public company infrastructure and Allozyne management team; and

•

its understanding of the business of Poniard, including its product candidates, the expenses and fixed costs associated with the Poniard operations and the Poniard cash position, and of the Allozyne business, including its product candidates, the Allozyne management team, Allozyne’s need for financing to continue development of its product candidates, and the prospects for value creation for Poniard shareholders in connection with the merger.

In the course of its deliberations, the Poniard board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short-term, of the trading price of Poniard common stock resulting from the merger announcement;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Poniard of the public announcement of the merger or on the delay or failure to complete the merger with Allozyne;

•	the risk to Poniard’s business, operations and financial results in the event that the merger is not consummated;

•	the concentration of capital stock ownership with insiders of the combined company will likely limit the ability of shareholders of the combined company to influence corporate matters;

•	the trading price of the combined company’s common stock may be subject to significant fluctuations and volatility;

•	the combined company plans to issue additional equity securities in the future, which may result in dilution to existing investors;

•

the price of the combined company’s common stock could decline if securities analysts do not publish research or reports about the business of the combined company, or if they publish negative evaluations;

•

certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement; and

•

if the combined company’s common stock fails to satisfy any of the listing requirements of The NASDAQ Capital Market, its common stock may be put under review or removed from listing, which could affect its market price and liquidity.

After evaluating the proposed transaction with Allozyne and taking into account the factors previously discussed and considered by the Poniard board of directors, the board unanimously approved the merger transaction with Allozyne and authorized management to negotiate and enter into definitive agreements on terms consistent in material respects with the terms presented to the Poniard board of directors.

The foregoing information and factors considered by the Poniard board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Poniard board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Poniard board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Poniard board of directors may have given different weight to different factors. The Poniard board of directors conducted an overall analysis of the factors described above, including thorough discussions with Poniard legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Allozyne’s Reasons for the Merger

The Allozyne board of directors approved the merger with Poniard based on a number of factors, including the following:

•

the expectation that the merger with Poniard would be a more time- and cost-effective means to access sufficient capital than other options considered, including an initial public offering or an additional round of private equity financing, given the stage of development of Allozyne and the challenging state of the markets for initial public offerings and venture financings of private biotechnology companies;

•

the view that the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater as a public company than continuing as a privately held company taking into account the strategic alternatives of Allozyne to the merger, including primarily raising capital from private equity investors and engaging with biotechnology and pharmaceutical companies to enter into partnerships to develop AZ01 and AZ17 and the biociphering™ technology;

•	the belief that the combined company will have an increased ability to attract and retain technical talent compared to a privately held company; and

•

the conclusion, based on the foregoing, that the combined company could more effectively maximize the commercial potential of the Allozyne pipeline than the continuation of Allozyne as a separate, stand-alone entity.

In addition to considering the factors outlined above, the Allozyne board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Allozyne stockholders approve the merger and related transactions, all of which it viewed as supporting its decision to approve the business combination with Poniard:

•	the terms and conditions of the merger agreement, including the following related factors:

•

the determination that the relative percentage ownership of Allozyne stockholders and Poniard shareholders is based on the valuations of each company at the time of Allozyne’s board of directors’ approval of the merger agreement, subject to adjustments as outlined in the merger agreement;

•

the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger, the Allozyne shareholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the potential termination fee of $1.0 million to occur upon certain terminations;

•

belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the agreement of Poniard to provide written consent of its shareholders necessary to approve the merger and related transactions;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals;

•	the opportunity for Allozyne stockholders to hold shares of a publicly traded company; and

•

the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of the Poniard public company infrastructure and Allozyne management team.

In the course of its deliberations, the Allozyne board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the substantial expenses to be incurred in connection with the merger;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Allozyne of the public announcement of the merger or on the delay or failure to complete the merger with Poniard;

•	the risk to the business of Allozyne, operations and financial results in the event that the merger is not consummated;

•	the concentration of capital stock ownership with insiders of the combined company will likely limit the ability of shareholders of the combined company to influence corporate matters;

•	the trading price of the combined company’s common stock may be subject to significant fluctuations and volatility;

•	the combined company plans to issue additional equity securities in the future, which may result in dilution to existing investors;

•

the price of the combined company’s common stock could decline if securities analysts do not publish research or reports about the business of the combined company, or if they publish negative evaluations;

•

certain provisions of the merger agreement may discourage third parties from submitting alternative takeover or financing proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement; and

•

if the combined company’s common stock fails to satisfy any of the listing requirements of The NASDAQ Capital Market, its common stock may be put under review or removed from listing, which could affect its market price and liquidity.

The foregoing information and factors considered by the Allozyne board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Allozyne board of directors. The Allozyne board of directors conducted an overall analysis of the factors described above, including thorough discussions with Allozyne’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of the Poniard Financial Advisor

Pursuant to an engagement letter dated June 6, 2011, Poniard retained Leerink to render an opinion to the board of directors of Poniard as to the fairness, from a financial point of view, to Poniard of the merger consideration to be paid by Poniard pursuant to the merger.

On June 22, 2011, Leerink rendered certain of its written analyses and its oral opinion to the board of directors of Poniard, subsequently confirmed in writing of the same date, to the effect that, and subject to the various assumptions, qualifications and limitations set forth therein, as of June 22, 2011, the merger consideration to be paid by Poniard pursuant to the merger agreement was fair, from a financial point of view, to Poniard.

The full text of the written opinion of Leerink, dated June 22, 2011, is attached hereto as Annex E. Holders of Poniard common stock are encouraged to read the opinion carefully in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Leerink. The analyses and opinion of Leerink were prepared for and addressed to the board of directors of Poniard and are directed only to the fairness, from a financial point of view to Poniard, of the merger consideration to be paid by Poniard pursuant to the merger agreement, and do not constitute an opinion as to the merits of the merger and is not a recommendation to any stockholder as to how to vote or take any other action in connection with the merger or otherwise. The merger consideration to be paid in the merger was determined through arms’ length negotiations between Poniard and its representatives, on the one hand, and Allozyne and its representatives, on the other hand. Leerink provided advice to Poniard during these negotiations. Leerink did not, however, recommend any specific amount of consideration to Poniard or the board of directors of Poniard or suggest that any specific amount of consideration constituted the only appropriate consideration for the merger.

The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Leerink reviewed and considered such financial and other information as it deemed relevant, including, among other things:

•	certain financial terms of a draft of the merger agreement, dated June 21, 2011;

•

certain financial and other business information of Poniard furnished to Leerink and prepared by the management of Poniard and certain financial and other business information of Allozyne furnished to Leerink and prepared by the management of Allozyne;

•	certain periodic reports and other publicly available information regarding Poniard;

•	comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that Leerink deemed relevant to similar data for the Poniard;

•	comparisons of the financial terms of the proposed transaction with the financial terms, to the extent publicly available, of certain other transactions that Leerink deemed relevant;

•	certain pro forma financial effects of the transaction; and

•	such other information, financial studies, analyses and investigations and such other factors that Leerink deemed relevant for the purposes of its letter and opinion.

Leerink also held discussions with members of senior management and representatives of Poniard concerning the financial and other business information of Poniard and Allozyne furnished by management of Poniard and Allozyne, as well as the businesses and prospects of Poniard and Allozyne.

In conducting its review and analysis and in arriving at the opinion described above, Leerink, with the consent of Poniard, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Poniard or Allozyne, respectively, or which was publicly available. Leerink did not undertake any responsibility for independently verifying, and did not independently verify the accuracy, completeness or reasonableness of any such information. In addition, Leerink did not conduct, nor did Leerink assume any obligation to conduct, any physical inspection of the properties or facilities of Poniard or Allozyne. Leerink further relied upon the representation of Poniard that all information provided to it by Poniard or Allozyne is accurate and complete in all material respects. With respect to financial forecasts for Poniard and Allozyne that were provided to Leerink, Leerink has been advised by Poniard, and has assumed, with Poniard’s consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of each of Poniard and Allozyne as to the future financial condition and performance of Poniard and Allozyne. Leerink expressed no opinion with respect to such forecasts or estimates or the assumptions on which they are based.

Leerink did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of Poniard or Allozyne, nor was Leerink furnished with any such materials. In addition, Leerink did not evaluate the solvency or fair value of Poniard or Allozyne under state or federal laws relating to bankruptcy, insolvency or similar matters. Leerink did not advise or opine with respect to any legal, regulatory, accounting or tax matters. Leerink did not make any independent investigation of any legal, accounting or tax matters relating to Poniard or Allozyne, and assumed the correctness of all legal, accounting and tax advice given to Poniard.

In rendering its opinion, Leerink assumed, in all respects material to its analysis, that the consideration to be received in the transaction was determined through arm’s length negotiations between the appropriate parties, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without material alteration or waiver thereof. Leerink assumed that all governmental, regulatory or other consents and approvals contemplated by the merger agreement will be obtained and that, in the course of obtaining those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger and that all conditions to the consummation of the merger will be satisfied without waiver thereof or material alteration to the terms of the merger. Leerink also assumed that the final form of the merger agreement would be substantially the same as the last draft reviewed by Leerink prior to rendering its opinion. In addition, Leerink assumed, with Poniard’s consent, that the historical financial statements of Poniard and Allozyne reviewed by Leerink had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles, or GAAP, consistently applied. Leerink further assumed, with Poniard’s consent, that as of the date of the opinion, there had been no material adverse change in Poniard’s or Allozyne’s assets, financial condition, results of operations, business or prospects since the date of the last unaudited financial statements made available to Leerink.

Leerink was not requested to opine as to, and its opinion does not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the merger or other transactions contemplated by the merger agreement, or (ii) any tax or other consequences that might result from the merger or other transactions contemplated by the merger agreement. Furthermore, Leerink was not requested and did not express any opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the consideration to be paid by Poniard in the merger or with respect to the fairness of any such compensation.

Leerink’s opinion relates solely to the fairness, from a financial point of view, to Poniard of the consideration to be paid by Poniard pursuant to the merger agreement, and Leerink was not requested to opine as to, and its opinion does not in any manner address Poniard’s underlying business decision to proceed with or effect the merger or any other transactions contemplated by the merger agreement, aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Leerink was not requested to opine as to, and its opinion did not in any manner address, the fairness of the merger or the other transactions contemplated by the merger agreement or the consideration to holders of Allozyne common and preferred stock. Leerink did not express any opinion as to the impact of the merger on the solvency or viability of Poniard or Allozyne or the ability of Poniard or Allozyne to pay its obligations when they become due. In addition, Leerink did not advise or opine with respect to any legal, regulatory, accounting or tax matters.

Leerink’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Leerink as of the date of its opinion. It should be understood that although subsequent developments may affect Leerink’s opinion, Leerink has no obligation to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion and Leerink expressly disclaimed any responsibility to do so.

Leerink’s opinion was for the use and benefit of the board of directors of Poniard in its consideration of the merger and other transactions contemplated by the merger agreement. Leerink’s opinion was authorized by the Leerink Fairness Opinion Review Committee.

Leerink’s opinion does not constitute a recommendation to stockholders as to how the stockholder should vote with respect to the merger or to take any other action in connection with the merger or otherwise. Leerink does not express any opinion as to what the value of Poniard common stock actually will be when issued to Allozyne stockholders pursuant to the merger. Further, Leerink expressed no view as to price or trading range for shares of Poniard common stock following the consummation of the merger or otherwise.

The following is a summary of the principal financial analyses performed by Leerink to arrive at its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Leerink, nor does the order of analyses described represent relative importance or weight given to those analyses by Leerink. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis. Considering the data set forth in the tables without considering the full narrative description of financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 20, 2010 and is not necessarily indicative of current market conditions. Leerink performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Poniard the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Poniard and Allozyne. Poniard did not impose any limitations on the scope of the investigation by Leerink.

Analysis of Selected Publicly Traded Companies

To provide contextual data and comparative market information, Leerink reviewed certain financial information for selected publicly traded corporations in the biopharmaceutical industry, or the Selected Companies, and compared that information to the value ascribed to Allozyne under the terms of the merger agreement, or Implied Value, calculated at two points in time: (i) at the estimated date the merger agreement would be signed, or the Signing and (ii) at the estimated date the transaction would close, or the Closing. The Selected Companies that Leerink reviewed were the following:

•	Infinity Pharmaceuticals, Inc.

•	AVI BioPharma Inc.

•	StemCells Inc.

•	Threshold Pharmaceuticals Inc.

•	Neuralstem, Inc.

•	Aeolus Pharmaceuticals, Inc.

Although none of the Selected Companies is directly comparable to Allozyne, the Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Allozyne.

Leerink calculated and compared financial metrics for each of the Selected Companies based on closing stock prices as of June 20, 2011, and publicly available financial data from SEC filings. The metrics included:

•	equity value (fully diluted using the treasury stock method based on outstanding options, warrants and restricted stock units); and

•

enterprise value, which is the fully diluted equity value plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents and marketable securities.

Leerink then calculated the Implied Equity Value and Implied Enterprise Value of Allozyne at Signing and at Closing. To calculate these Implied Values, Leerink used:

•	the terms of the merger agreement, as provided to Leerink in a draft merger agreement dated June 21, 2011;

•	market data as it existed on and before June 20, 2011; and

•	historical and projected financial information provided to it by the management of Poniard and Allozyne.

Leerink calculated the Implied Equity and Implied Enterprise Values of Allozyne as follows:

•

Implied Equity Value at Signing: the five-day average closing price of Poniard’s common stock prior to and including June 20, 2011, multiplied by the number of fully diluted shares of Poniard’s common stock outstanding at Signing, divided by the current Poniard shareholders’ estimated pro forma ownership in the combined company (37.4%, based on the estimated exchange ratio at Signing, calculated using Poniard and Allozyne’s balance sheet information as of May 31, 2011, as provide to Leerink by management of Poniard and Allozyne, and assuming an aggregate post-signing financing amount of $4,000,000), multiplied by the sum of one minus the current Poniard shareholders’ estimated pro forma ownership in the combined company (100% - 37.4% = 62.6%).

•

Implied Equity Value at Closing: the five-day average closing price of Poniard’s common stock prior to and including June 20, 2011, multiplied by the number of fully diluted shares of Poniard’s common stock outstanding at Announcement (based on capitalization information provided to Leerink by Poniard management), divided by the current Poniard shareholders’ estimated pro forma ownership in the combined company (34.6%, based on the estimated exchange ratio at Announcement, calculated using projected balance sheet information for Poniard and Allozyne, as provide to Leerink by Poniard management, and assuming an aggregate post-signing financing amount of $4,000,000), multiplied by the sum of one minus the current Poniard shareholders’ estimated pro forma ownership in the combined company (100% - 34.6% = 65.4%).

•

Implied Enterprise Value at Signing: Implied Allozyne Equity Value at Signing plus the estimated value at Signing of: Allozyne’s indebtedness and minority interests and preferred stock, minus Allozyne’s cash, cash equivalents and marketable securities or, Allozyne’s Net Debt, based on balance sheet information as of May 31, 2011, as provided to Leerink by Allozyne management.

•

Implied Enterprise Value at Closing: Implied Allozyne Equity Value at closing plus Allozyne’s projected Net Debt at Closing, based on projected balance sheet information provided to Leerink by Poniard and Allozyne management.

For comparison purposes, Leerink then subtracted an estimation of Allozyne’s Net Debt positions at Signing and Closing from the mean and median enterprise values of the Selected Companies to calculate a range of comparable equity values or, Comparable Equity Value Ranges.

The results of these analyses are summarized as follows:

Selected Companies:

	Equity Value	Enterprise Value
Mean	$108.9 million	$72.9 million
Median	$78.7 million	$59.8 million
Range	$44.6 million – $191.1 million	$40.0 million – $134.7 million

Allozyne Implied Value:

	Implied Equity Value	Implied Enterprise Value
At Signing	$23.2 million	$22.7 million
At Closing	$26.3 million	$26.1 million

Comparable Equity Value Ranges (Mean and Median of Selected Companies’ Enterprise Values minus estimated Allozyne Net Debt at Signing and Closing):

Comparable Equity Value Range
At Signing	$59.2 million – $72.4 million
At Closing	$59.6 million – $72.8 million

In addition, Leerink performed an analysis to compare the Comparable Equity Value Ranges listed above to the current Poniard equity value; the values were made comparable by looking at each on a per share basis. Leerink divided the values in the Comparable Equity Value Ranges by the pro forma, fully diluted number of shares to be outstanding after the Transaction, based on the estimated Exchange Ratio at Signing and at Closing. Leerink compared these per share values to the closing trading price of Poniard’s shares on June 20, 2011.

The results of this analysis are summarized as follows:

Comparable Equity Value Range At Signing (per share)	$0.32 – $0.40
Comparable Equity Value Range At Closing (per share)	$0.30 – $0.37
Poniard Closing Share Price (June 20, 2011)	$0.22

Analysis of Selected Acquisition Transactions

Leerink analyzed certain publicly available information relating to 16 selected transactions in the biopharmaceutical industry since the beginning of 2009 (collectively, the “Selected Acquisition Transactions”). The Selected Acquisition Transactions were the following:

Target	Acquiror	Date Announced
Astex Therapeutics Ltd.	SuperGen, Inc.	4/6/2011
Gemin X Pharmaceuticals, Inc.	Cephalon, Inc.	3/21/2011
Calistoga Pharmaceuticals, Inc.	Gilead Sciences, Inc.	2/22/2011
Taligen Therapeutics, Inc.	Alexion Pharmaceuticals, Inc.	1/31/2011
Arresto Biosciences, Inc.	Gilead Sciences, Inc.	12/20/2010
SmartCells, Inc.	Merck & Co., Inc.	12/2/2010
ZyStor Therapeutics, Inc.	BioMarin Pharmaceutical Inc.	8/17/2010
Trubion Pharmaceuticals, Inc.	Emergent BioSolutions, Inc.	8/12/2010
CGI Pharmaceuticals, Inc.	Gilead Sciences, Inc.	6/25/2010
Cequent Pharmaceuticals, Inc.	MDRNA, Inc.	4/1/2010
Lead Therapeutics, Inc.	BioMarin Pharmaceutical Inc.	2/4/2010
Humalys SAS	Vivalis	1/11/2010
Intradigm Corporation	Silence Therapeutics plc	12/16/2009
Calixa Therapeutics Inc.	Cubist Pharmaceuticals, Inc.	12/14/2009
Huxley Pharmaceuticals, Inc.	BioMarin Pharmaceutical Inc.	10/26/2009
BioAssets Development Corp.	Cephalon, Inc.	10/26/2009

While none of the companies that participated in the Selected Acquisition Transactions is directly comparable to Allozyne, the companies that participated in the Selected Acquisition Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Allozyne’s results and product profile.

For each of the Selected Acquisition Transactions, using publicly available information, Leerink calculated and compared the total offer value, the total transaction value, and the upfront consideration paid to the target company, to the extent available. Leerink also calculated and compared the “Tech Value” ascribed to the target companies in each of the Selected Acquisition Transactions, to the extent available. Leerink defined Tech Value as: for public target companies, the value of the upfront payment plus the target company’s Net Debt; and for private target companies, the value of the upfront payment.

For comparison purposes, Leerink then subtracted Allozyne’s estimated Net Debt positions at Signing and Closing from the mean and median Tech Values of the Selected Companies to calculate a range of comparable offer values or, Comparable Offer Value Ranges.

The results of these analyses are summarized below:

(Dollars in millions)	Upfront Payment	Total Offer Value	Total Transaction Value	Tech Value
Selected Acquisition Transactions
Mean	$100	$223	$221	$97
Median	$68	$124	$118	$51
Range	$15 – $375	$31 – $600	$31 – $600	$15 – $375

Allozyne Implied Value
At Signing	$23	$23	$23	$23
At Closing	$26	$26	$26	$26

Comparable Offer Value Ranges
At Signing		$50 – $97
At Closing		$51 – $97

In addition, Leerink performed an analysis to compare the Comparable Offer Value Ranges listed above to the current Poniard equity value; the values were made comparable by looking at each on a per share basis. Leerink divided the values in the Comparable Offer Value Ranges by the pro forma, fully diluted number of shares to be outstanding after the Transaction, based on the estimated Exchange Ratio at Signing and at Closing, calculated as described in the Selected Publicly Traded Companies Analysis section above. Leerink compared these per share values to the closing trading price of Poniard’s shares on June 20, 2011.

The results of these analyses are summarized as follows:

Comparable Equity Value Range At Signing (per share)	$0.27 – $0.53
Comparable Equity Value Range At Closing (per share)	$0.26 – $0.49
Poniard Closing Share Price (June 20, 2011)	$0.22

Analysis of Selected Merger Transactions

Leerink analyzed certain publicly available information relating to eight selected merger transactions in the biopharmaceutical industry since the beginning of 2007 (collectively, the “Selected Merger Transactions”). The Selected Merger Transactions were the following:

Private Company Target	Public Company Acquiror	Date Announced
diaDexus, Inc.	VaxGen, Inc.	4/14/2010
Cardiovascular Systems Inc.	Replidyne, Inc.	11/4/2008
ARCA biopharma, Inc.	Nuvelo, Inc.	9/25/2008
Transcept Pharmaceuticals	Novacea	9/2/2008
OncoGenex Technologies	Sonus Pharmaceuticals, Inc.	5/28/2008
CellDex Therapeutics, Inc.	AVANT Immunotherapeutics, Inc.	10/22/2007
Dara BioSciences, Inc.	Point Therapeutics, Inc.	10/10/2007
VIA Pharmaceuticals, Inc.	Corautus Genetics Inc.	2/8/2007

While none of the companies that participated in the Selected Merger Transactions is directly comparable to Allozyne, the companies that participated in the Selected Merger Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Poniard and Allozyne’s respective results and product profiles.

For each of the Selected Merger Transactions, using publicly available information, Leerink calculated and compared the pro forma ownership percentages in the combined company of the target company’s shareholders and the acquiring company’s shareholders. Leerink also calculated the estimated pro forma ownership of Poniard and Allozyne’s shareholders in the combined company, based on both the estimated Exchange Ratio at Signing and at Closing (calculated as described above in the Selected Publicly Traded Companies Analysis section).

The results of these analyses are as follows:

	Pro Forma Ownership %
Selected Merger Transactions:	Private Company Target	Public Company Acquiror
Mean	70.6%	29.4%
Median	63.6%	36.4%

Current Transaction	Allozyne Shareholders	Poniard Shareholders
At Signing	62.6%	37.4%
At Closing	65.4%	34.6%

Analysis of Liquidation Scenario

Based on projections provided to it by Poniard management, Leerink calculated the value per share that could potentially be recovered if Poniard were to liquidate its assets and enter a dissolution procedure. The results of this analysis were as follows:

•	$0.10 per share, if the full balance sheet carrying value of picoplatin were to be realized through an asset sale, partnership or collaboration agreement, or out-licensing or other transaction; and

•	$0.01 per share, if zero value could be realized for picoplatin.

Leerink compared this Liquidation Value Range ($0.01—$0.10 per share) to the closing trading price of Poniard’s shares on June 20, 2011, of $0.22 per share.

The foregoing summary of certain principal financial analyses does not purport to be a complete description of all the analyses performed by Leerink. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and therefore, such an opinion and the analyses used in arriving at such an opinion are not readily susceptible to partial analysis or summary description. Leerink did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Leerink believes, and has advised the board of directors of Poniard, that its analysis must be considered as a whole and that selecting portions of the analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying Leerink’s opinion. In performing its analyses, Leerink made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Poniard and Allozyne. The analyses performed by Leerink based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, as such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Poniard nor Leerink nor any other person assumes responsibility if future results are materially different from those forecast. No company or transaction used in the above analyses as a comparison is directly comparable to Poniard or Allozyne or the contemplated transaction. None of Poniard, Allozyne, Leerink or other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Leerink and its opinion were among several factors taken in consideration by the board of directors of Poniard in making its decision to enter into the merger agreement and should not be considered determinative of such decision.

The decision by the board of directors of Poniard to approve the transaction and enter into the merger agreement was solely that of the board of directors of Poniard. As described above, Leerink’s opinion to the board of directors of Poniard was one of many factors taken into consideration by the board of directors of Poniard in making its determination to approve the merger agreement and the merger and other transactions contemplated by the merger agreement.

Leerink was selected by the board of directors of Poniard to render an opinion to Poniard because Leerink is a nationally recognized investment banking firm with substantial experience in the healthcare industry and with transactions similar to this merger. Leerink, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In addition, in the ordinary course of its trading and brokerage activities, Leerink and its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in the equity, debt and other securities of Poniard or its affiliates.

Leerink acted as financial advisor to Poniard in connection with, and participated in certain of the negotiations leading to, the merger and other transactions contemplated by the merger agreement. Leerink has not provided any services to, or received fees from, Poniard during the past two years; however, in the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to Poniard, Allozyne or their respective affiliates. In connection with such services, Leerink and its affiliates may, in the future, receive customary compensation.

Pursuant to the Leerink engagement letter, in connection with the merger, Leerink will be entitled to receive a transaction fee equal to $500,000 and is contingent upon consummation of the merger. Additionally, Poniard has agreed to reimburse Leerink for its out-of-pocket expenses, not to exceed $20,000 without the consent of Poniard, including attorney’s fees, and has agreed to indemnify Leerink against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Leerink, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink and Poniard, and the board of directors of Poniard was aware of the arrangement, including the fact that the transaction fee payable to Leerink is contingent upon the completion of the merger pursuant to the merger agreement. Poniard engaged Leerink as a book runner for a proposed financing in 2009 but such financing subsequently did not occur and no fees were paid in connection by Poniard to Leerink. Leerink has not otherwise had a material relationship with, nor otherwise received fees from, Poniard during the past two years preceding the date of this proxy statement/prospectus/consent solicitation.

The full text of the Leerink written opinion to the board of directors of Poniard, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E to this proxy statement/prospectus/consent solicitation and is incorporated by reference in its entirety into this proxy statement/prospectus/consent solicitation. Holders of Poniard common stock are encouraged to read the opinion carefully in its entirety. Leerink’s consent to the inclusion of its opinion and the references thereto in this proxy statement/prospectus/consent solicitation is filed as Exhibit 99.3 to the registration statement of which this proxy statement/prospectus/consent solicitation is a part.

Leerink delivered its opinion to the board of directors of Poniard for the benefit and use of the board of directors in connection with and for purposes of its evaluation of the consideration provided for in the merger. It does not constitute a recommendation to you on how to vote or act in connection with the merger or otherwise.

Board of Directors and Officers of the Combined Company

Following the merger, the combined company’s board of directors will be comprised of seven directors, four of whom are currently directors of Allozyne, and two of whom are currently directors of Poniard, and one new director not previously sitting on the board of either Allozyne or Poniard.

Pursuant to the merger agreement, the employment of all of Poniard’s current executive officers will be terminated prior to the consummation of the merger. Following the merger, the management team of the combined company is expected to be composed of the management team of Allozyne prior to the merger and is contemplated to include each of the following individuals serving in the position set forth opposite his or her name. Each of the following individuals currently serves in the same position with Allozyne:

Name:	Position in the Combined Company:
Meenu Chhabra	President and Chief Executive Officer
John Bencich	Chief Financial Officer, Treasurer and Secretary
Kenneth H. Grabstein, Ph.D.	Chief Scientific Officer

Interests of Poniard’s Executive Officers and Directors in the Merger

In considering the recommendation of the Poniard board of directors with respect to approving the issuance of shares of Poniard common stock to Allozyne’s stockholders in the merger and the other matters to be acted on by Poniard’s shareholders at the Poniard special meeting, Poniard’s shareholders should be aware that certain executive officers of Poniard and members of Poniard’s board of directors have interests in the merger that may be different from, or in addition to, the interests of Poniard’s shareholders. These interests relate to, among other things:

•	that Nicholas J. Simon is affiliated with certain venture funds that currently hold significant security interests in both Poniard and Allozyne;

•

severance benefits to which each of the executive officers would become entitled in the event of a change of control of Poniard and such executive officer’s covered termination of employment within specified periods of time relative to the consummation of the merger. The estimated value of the cash severance payments and other benefits for each Poniard executive officer is as follows: Ronald A. Martell, $942,735; Michael S. Perry, $429,603 and Michael K. Jackson, $124,570;

•

the accelerated vesting of all stock options and RSUs held by Poniard’s executive officers and board members in connection with the consummation of the merger. The value of accelerated vesting of RSUs currently held by each of Poniard’s executive officers, based on a per share value of $0.17, the closing price of Poniard common stock on August 15, 2011, is as follows: Ronald A. Martell, $251,553; Michael S. Perry, $100,771 and Michael K. Jackson, $42,461. For Mr. Martell, this value also includes the estimated value of the RSU that will be payable in lieu of a cash bonus severance amount and accrued vacation amount, which RSU has an estimated value as of August 15, 2011 of $97,164. No value is attributed to stock options held by the executive officers, because all Poniard stock options have per share exercise prices substantially in excess of $0.17 per share;

•

the binding commitment by BCC, a principal shareholder of Poniard and an affiliate of Poniard directors Fred B. Craves, Ph.D., and Carl S. Goldfischer, M.D., to make a $2.4 million secured nonrecourse loan to Poniard immediately prior to closing of the merger to enable Poniard to pay severance, change of control and certain other obligations arising in connection with the merger; and

•

the agreement that Ronald A. Martell and Fred B. Craves, Ph.D., each a Poniard director, will continue to serve on the board of directors of the combined company following the consummation of the merger.

Poniard’s board of directors was aware of these potential conflicts of interest and considered them in reaching its decision to approve the transactions contemplated by the merger agreement and to recommend that Poniard’s shareholders approve the Poniard proposals contemplated by this proxy statement/prospectus/consent solicitation.

Ownership Interests

As of August 15, 2011, all executive officers and directors of Poniard, together with their affiliates, beneficially owned approximately 24.7% of the outstanding shares of Poniard common stock. The affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting of shareholders is required to approve the issuance of shares of Poniard common stock in the merger. The affirmative vote of the holders of a majority of the common stock having voting power outstanding on the record date of the Poniard special meeting is required for approval of the reverse stock split. Approval of the proposal to adjourn the Poniard special meeting, if necessary, to solicit additional proxies requires that the votes cast “FOR” the adjournment proposal exceed the votes cast “AGAINST” the adjournment proposal. All Poniard officers and directors, and their affiliates, have entered into voting agreements in connection with the merger. For a more detailed discussion of the voting agreements see the section entitled “The Merger Agreement—Other Agreements Related to the Merger Agreement—Shareholder Agreements/Stockholder Agreements—Poniard Shareholder Agreements” in this proxy statement/prospectus/consent solicitation.

Following the closing of the merger, the executive officers and directors of Poniard, together with their affiliates, will own approximately 8.6% of the common stock of the combined company, including shares subject to outstanding options, warrants and RSUs after consummation of the merger based on shares outstanding as of August 15, 2011. Nicholas J. Simon, a director of Poniard, is an affiliate of the MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2005 BVIII LLC, collectively, the MPM Funds, which are stockholders of both Poniard and Allozyne. The MPM Funds owned approximately 10.7% of the outstanding common stock of Poniard and 37.5% of the outstanding capital stock of Allozyne (on an as-converted-to-common stock basis) as of August 15, 2011. Following closing of the merger, based on shares outstanding as of August 15, 2011, the MPM Funds will own approximately 33.7% of the common stock of the combined company, including shares subject to outstanding options, warrants and RSUs after consummation of the merger based upon shares outstanding as of August 15, 2011 assuming Poniard does not have any net debt, Allozyne does not have any net cash, and Allozyne does not raise more than the $4.0 million already raised in May and July 2011 in aggregate gross cash proceeds from the sale of its capital stock in such specified transactions. Michael Steinmetz, Ph.D., an affiliate of entities of the MPM Funds, is currently a director of Allozyne and will become a director of the combined company upon closing of the merger.

As of June 22, 2011, certain of the major shareholders of Poniard, sometimes referred to as the principal shareholders of Poniard, holding approximately 16,079,536 shares, or approximately 25% of the outstanding shares of Poniard common stock, solely in their capacity as Poniard shareholders, have entered into shareholder agreements with voting and lock-up provisions and irrevocable proxies with Allozyne in connection with the merger. For a more detailed discussion of the shareholder agreements see the section entitled “The Merger Agreement—Other Agreements Related to the Merger Agreement—Shareholder Agreements/Stockholder Agreements—Poniard Shareholder Agreements” beginning on page 120 of this proxy statement/prospectus/consent solicitation.

Severance and Change of Control Agreements

The executive officers of Poniard are Ronald A. Martell (CEO), Michael S. Perry, D.V.M., Ph.D. (President and Chief Medical Officer) and Michael K. Jackson (Interim CFO). Each executive officer is a party to both a severance and a change of control agreement with Poniard, except that Mr. Jackson is a party only to a severance agreement. On June 22, 2011, each of Poniard’s executive officers entered into a letter agreement with Poniard that explained the treatment of severance benefits in the event of a qualifying termination of employment prior to or in connection with the merger and amended, in limited respects, certain provisions of the severance and change of control agreements between Poniard and the executive officers, as described below in this section under the heading “Letter Agreements Regarding Severance and Change of Control Payments and Benefits” on page 88 of this proxy statement/prospectus/consent solicitation.

Severance Agreements

Under the severance agreements with each of Mr. Martell, Dr. Perry and Mr. Jackson, if an executive officer’s employment is terminated by Poniard without cause, or if the executive officer resigns for good reason prior to the consummation of the merger, he will be eligible for the following benefits:

•	Accrued obligations: earned but unpaid base salary and accrued but unpaid vacation pay otherwise payable under Poniard’s standard policy;

•

Salary severance: severance pay equal to a percentage of current annual base salary, payable in the form of salary continuation following the date of termination (100% of base salary for Mr. Martell, for which the salary continuation is 12 months; 75% for Dr. Perry, for which the salary continuation is nine months; and 50% for Mr. Jackson, for which the salary continuation is six months);

•

COBRA payments: payment of premiums as provided for under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for the executive officer and his family members for the time period set forth in the executive officer’s severance agreement, or until such earlier time as the executive officer qualifies for comparable insurance benefits from another employer (12 months for Mr. Martell, nine months for Dr. Perry and six months for Mr. Jackson); and

•	280G gross-ups: if applicable, reimbursement of any excise taxes imposed on the executive officer under Section 4999 of the Code.

As a condition to receiving any severance amounts under the severance agreement, an executive officer must execute a general release of claims against Poniard. The executive officer is also subject to nondisclosure covenants set forth in the agreement. To the extent severance payments under the change of control agreements described below also are payable to the executive officers, payments will be coordinated so that executive officers do not receive duplicative payments under both agreements.

Timing of payments under the severance agreements may be adjusted in certain circumstances to the extent necessary for compliance with or exemption from Section 409A of the Code.

Change of Control Agreements

The change of control agreements with each of Mr. Martell and Dr. Perry provide for certain payments and benefits if, within two years following a change of control of Poniard, the executive officer’s employment is terminated without cause or the executive officer terminates employment for good reason. In such event, each of Mr. Martell and Dr. Perry is entitled to receive:

•	Accrued obligations: earned but unpaid base salary and accrued but unpaid vacation pay otherwise payable under Poniard’s standard policy;

•

Bonus severance (pro-rated): a severance bonus equal to the average annualized bonus paid or payable to the executive officer during the three fiscal years (or such shorter period of employment) immediately preceding the fiscal year in which the date of termination occurs, prorated for the number of days served during the year of termination;

•	Salary severance: severance pay equal to a percentage of annual base salary (200% for Mr. Martell and 100% for Dr. Perry);

•

Bonus severance: severance pay equal to the average annualized bonus paid or payable to the executive officer during the three fiscal years (or such shorter period of employment) immediately preceding the fiscal year in which the date of termination occurs;

•

COBRA payments: payment of COBRA premiums for the executive officer and family members for the time period set forth in the executive officer’s change of control agreement, or until such earlier time as the executive officer qualifies for comparable insurance benefits from another employer (18 months for Mr. Martell and 12 months for Dr. Perry);

•	Accelerated option vesting: full acceleration of stock option vesting; and

•	280G gross-ups: if applicable, reimbursement of any applicable excise taxes imposed on the executive officer under Section 4999 of the Code.

Cash severance amounts are generally payable in a lump sum amount within ten business days of the date of termination.

A change of control under the agreements is generally deemed to occur upon the following events:

•	the incumbent board members (or persons nominated or appointed by incumbent board members) fail to hold a majority of the seats on Poniard’s board of directors;

•

an acquisition by a person or group of related persons of beneficial ownership of 20% or more of the outstanding common stock or voting power of Poniard, if such acquisition is not approved in advance by a majority of the incumbent directors (subject to certain exceptions set forth in the agreements);

•

an acquisition by a person or group of related persons of beneficial ownership of 33% or more of the outstanding common stock or voting power of Poniard, if such acquisition is approved in advance by a majority of the incumbent directors (subject to certain exceptions set forth in the agreements); or

•

shareholder approval of certain mergers, consolidations or reorganizations of Poniard, the liquidation or dissolution of Poniard or certain sales of all or substantially all of the assets of Poniard (subject to certain exceptions set forth in the agreements).

As a condition to receiving any severance amounts or benefits under the change of control agreement, an executive officer must execute a general release of claims against Poniard. The executive officer is also subject to nondisclosure covenants set forth in the agreement. To the extent severance payments under the severance agreements described above also are payable to the executive officers, payments will be coordinated so that executive officers do not receive duplicative payments or benefits under both agreements.

Timing of payments or benefits under the change of control agreements may be adjusted in certain circumstances to the extent necessary for compliance with or exemption from Section 409A of the Code.

Letter Agreements Regarding Severance and Change of Control Payments and Benefits

The letter agreements executed by each of the executive officers on June 22, 2011 with respect to the treatment of severance benefits in connection with the merger provide as follows, with certain terms applicable only to Mr. Martell that are described below:

•

the executive officers’ severance agreements will apply in the event of a qualifying termination of employment prior to the consummation of the merger, provided that in lieu of payment of COBRA premiums, Poniard will pay each such individual an amount equal to the premiums that Poniard would have paid for COBRA continuation coverage for the executive officers, referred to as the “COBRA Equivalent Amount”;

•

if the merger is consummated, executive officers who had a qualifying termination of employment prior to the consummation of the merger will be eligible to receive the benefits payable under their change of control agreements, except that payments of any such benefits will be reduced to the extent the same benefits have already been paid to an executive officer under his severance agreement;

•

consistent with the merger agreement, Poniard stock options and RSUs will become fully vested immediately prior to the consummation of the merger (or, if earlier, upon a termination of employment by Poniard without cause); and

•

Mr. Jackson, who is not a party to a change of control agreement with Poniard, will be eligible upon a termination of employment without cause to receive a bonus severance amount, calculated in the same manner applicable to the other executive officers under their change of control agreements, subject to consummation of the merger.

The letter agreement with Mr. Martell provides that, in lieu of certain cash compensation payable to him under his severance and change of control agreements, in the event of a qualifying termination of employment prior to or in connection with the merger, he will receive an RSU under Poniard’s Amended and Restated 2004 Incentive Compensation Plan for that number of shares of Poniard common stock equal to (i) the amount of accrued but unpaid vacation as of the effective date of termination and the total bonus severance amount payable to Mr. Martell under his change of control agreement, divided by (ii) $9.08 (the 5-day average closing sales price of Poniard common stock prior to announcement of the merger agreement after giving effect to the 1-for-40 reverse stock split to be implemented upon approval of the Poniard shareholders and prior to the consummation of the merger), rounded up to the nearest whole number of shares. The RSU will vest and be settled in shares of Poniard common stock upon consummation of the merger. If the merger is not consummated, Mr. Martell will forfeit the RSU and will receive his accrued but unpaid vacation in cash at that time but will not be eligible to receive any portion of the bonus severance amount. Assuming a termination of Mr. Martell’s employment as of August 15, 2011, on which date the aggregate estimated amount of accrued but unpaid vacation and total bonus severance for Mr. Martell is $129,742, Mr. Martell would be eligible to receive an RSU for 571,551 shares of Poniard common stock.

To the extent not modified by the letter agreements, the original terms of the severance and change of control agreements with the executive officers remain in force and effect.

Pursuant to the merger agreement, it is contemplated that the employment of each of Poniard’s executive officers will be terminated at the effective time of the merger and each executive officer will be eligible to receive severance benefits in accordance with the terms described above. All cash severance amounts payable to Poniard’s executive officers (and other employees of Poniard) in connection with termination of employment will be satisfied by Poniard from loan proceeds of up to a maximum of $2.4 million provided by BCC. Additional information about this nonrecourse loan is provided below and in the section entitled “The Merger Agreement—Other Agreements Related to the Merger Agreement” in this proxy statement/prospectus/consent solicitation. Pursuant to the terms of the merger agreement, the amount received by Poniard under the loan will be an amount no less than the total of all cash severance obligations that are required to be paid by Poniard, including any applicable excise tax gross-up obligations.

Outstanding Equity Awards in the Merger

Under the merger agreement, all Poniard stock options and RSUs held by directors, employees and consultants of Poniard will become fully vested upon consummation of the merger (or, with respect to executive officers of Poniard, upon an earlier termination of employment by Poniard without cause prior to the consummation of the merger). All Poniard stock options under the Amended and Restated 2004 Incentive Compensation Plan have exercise prices substantially higher than the closing sales price of $0.17 for Poniard common stock as of August 15, 2011 and typically terminate three months after termination of employment or service with Poniard.

The following table sets forth for each of Poniard’s current non-employee directors and executive officers the total number of RSUs that will vest upon consummation of the merger (or with respect to the executive officers, upon an earlier termination of employment prior to the consummation of the merger):

Name	Number of Shares Subject to Accelerated Restricted Stock Units (2)
Directors
Robert S. Basso	36,144
Fred B. Craves, Ph.D.	36,144
E. Rolland Dickson, M.D.	48,071
Carl S. Goldfischer, M.D.	36,144
Robert M. Littauer	36,144
Gary A. Lyons	36,144
Gerald McMahon, Ph.D.	54,216
Nicholas J. Simon III	36,144
David R. Stevens, DVM, Ph.D.	36,144

Executive Officers
Ronald A. Martell (1)	1,479,725
Michael S. Perry, DVM, Ph.D.	592,770
Michael K. Jackson.	249,770

(1)	Includes the RSU that will be granted to Mr. Martell in lieu of certain cash severance amounts in the event of a termination of employment prior to or in connection with the merger, assuming a grant date of August 15, 2011 of the RSU. The RSU will vest only upon consummation of the merger and is described above in this section under “Letter Agreements Regarding Severance and Change of Control Payments and Benefits.”
(2)	Numbers in this table do not give effect to the 1-for-40 reverse stock split to be implemented upon approval of Poniard shareholders and prior to consummation of the merger.

Golden Parachute Compensation

The following table sets forth the estimated amounts of compensation that may be payable to each executive officer, assuming both a termination of employment prior to or in connection with the merger and consummation of the merger, except that outstanding RSUs will fully vest upon the consummation of the merger even if no earlier termination of employment has occurred. Pursuant to the merger agreement, it is contemplated that the employment of each of Poniard’s executive officers will be terminated at the effective time of the merger.

The following disclosure is as of August 15, 2011, the last practicable date prior to filing of this proxy statement/prospectus/consent solicitation, on which date the closing sales price of Poniard common stock was $0.17. Certain of the amounts payable will vary depending on the actual date the merger is completed and the actual date of a qualifying termination of employment. As a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below. The disclosures in the table below and the accompanying footnotes should be read in conjunction with the narrative description of the compensation arrangements set forth above.

None of Poniard’s executive officers are eligible to receive any type of compensation from Allozyne that is based on or otherwise relates to the merger.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)(3)	Other ($)	Total ($)
Ronald A. Martell	$942,735	$251,553	$—	$—	$—	$—	$1,194,288
Michael S. Perry, DVM, Ph.D.	429,603	100,771	—	—	—	—	530,374
Michael K. Jackson	124,570	42,461	—	—	—	—	167,031

(1)	Cash. Represents the value of (a) base salary severance amounts (based on current base salary), (b) bonus severance amounts, (c) accrued but unpaid vacation and (d) the COBRA Equivalent Amount. These amounts are all “double trigger” amounts, namely, eligibility to receive the total amounts in the cash column requires both consummation of the merger and a qualifying termination of employment prior to or in connection with the merger (although executive officers are eligible to receive severance amounts in the event of a qualifying termination of employment prior to consummation of the merger, as described above under “Severance Agreements”). The following table shows, for each named executive officer, the amount of each component of these cash amounts.

Name	Base Salary Severance Amount ($)	Bonus Severance Amount ($)(a)		Accrued Vacation ($)(b)		COBRA- Equivalent Amount ($)	Total ($)
Ronald A. Martell	$900,000	$—	(c)	$—	(c)	$42,735	$942,735
Michael S. Perry, DVM, Ph.D.	375,000	—		26,113		28,490	429,603
Michael K. Jackson.	90,000	11,378		11,891		11,301	124,570

(a)	Bonus severance amounts are based on the average annualized bonus paid or payable to the executive officer during the 2008-2010 fiscal years. Dr. Perry began employment at Poniard in 2010, a year for which no annual cash bonus amount was paid, and is, therefore, not eligible for a cash bonus severance amount.
(b)	Accrued vacation amounts are estimated as of August 15, 2011.
(c)	As described above under “Letter Agreements Regarding Severance and Change of Control Payments and Benefits,” in the event Mr. Martell’s employment terminates prior to or in connection with the merger, Mr. Martell will receive, in lieu of a cash bonus severance amount and accrued vacation amount, an RSU, which will vest and be settled in shares of Poniard common stock, subject to consummation of the merger.
(2)	Reflects the value of accelerated vesting of RSUs upon consummation of the merger, based on a per share value of $0.17, the closing price of Poniard common stock on August 15, 2011. For Mr. Martell, this value also includes the estimated value of the RSU payable in lieu of a cash bonus severance amount and accrued vacation amount, assuming an aggregate estimated total cash amount of up to $129,742. Based on a grant date of August 15, 2011, the estimated value of the RSU to Mr. Martell is $97,164. This amount is determined by dividing the $129,742 amount by the 5-day average closing sales price of Poniard common stock prior to announcement of the merger agreement ($0.227, without giving effect to the 1-for-40 reverse stock split to be implemented upon approval of the Poniard shareholders and prior to the consummation of the merger). This results in an RSU grant to Mr. Martell for 571,551 shares as of August 15, 2011 having an estimated value of $97,164, based on a per share value of $0.17, the closing price of Poniard common stock on August 15, 2011. No value is shown for stock options held by the executive officers as all Poniard stock options have per share exercise prices substantially in excess of $0.17 per share.
(3)	Based on the foregoing assumptions, no excess parachute payments will result for which an executive officer is eligible to receive reimbursement of an excise tax.

Binding Loan Commitment

In connection with the merger, BCC, a Poniard shareholder, executed the BCC Loan Commitment to loan Poniard $2.4 million, on a nonrecourse basis, prior to the closing of the merger. Two Poniard directors, Fred B. Craves, Ph.D. and Carl S. Goldfischer, M.D., are managing directors and managers of BCC and its affiliates. Dr. Perry, Poniard’s President and Chief Medical Officer, is a venture partner of BCC. Poniard’s receipt of the loan funds is a condition to Allozyne’s obligation to effect the merger. Poniard plans to use the loan proceeds to satisfy the employee severance, change of control and other obligations described above. Poniard paid BCC a commitment fee of $50,000 in connection with BCC’s delivery of its binding commitment on June 22, 2011.

Under the terms of the loan and security agreement to be executed by Poniard and BCC prior to the funding of the loan, the loan will accrue interest at a rate of 18% per annum and will be secured by a first priority exclusive security interest in Poniard’s trademarks, patents and agreements related to picoplatin, or the collateral. The principal amount of the loan and all accrued interest other amounts due under the loan agreement must be repaid in full within one year after the date of the loan. The loan and security agreement provides that BCC will not enter into, and will require that any transferee or licensee of any interest in the collateral not enter into, any agreement or arrangement with Heraeus or its affiliates for the supply of picoplatin API without assuming the obligation of Poniard to repay the costs to Heraeus for the purchase and set-up of dedicated equipment under the picoplatin API commercial supply agreement between Poniard and Heraeus. The API commercial supply agreement is described in more detail in the section entitled “Poniard’s Business—Picoplatin and Platinum-Based Chemotherapeutics—Picoplatin Source of Supply” on page 225 of this joint proxy statement/prospectus/consent solicitation, and the terms of the loan and security agreement are described in the section entitled “The Merger Agreement—Other Agreements Related to the Merger—Loan and Security Agreement” on page 122 of this proxy statement/prospectus/consent solicitation.

Combined Company’s Board of Directors After the Merger

Following the merger, the combined company’s board of directors will initially be comprised of seven directors, four of whom are currently directors of Allozyne (Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman), two of whom are currently directors of Poniard (Ronald Martell and Fred B. Craves, Ph.D.), and one independent director not previously sitting on the board of either Allozyne or Poniard.

Indemnification of Poniard Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, Poniard will, to the fullest extent permitted by the WBCA, indemnify and hold harmless each person who is now, or has been at any time prior to the effective time of the merger, a director or officer of Poniard, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Poniard, whether asserted or claimed prior to, at or after the effective time of the merger. Each such person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Poniard, jointly and severally, upon receipt by Poniard from such person of a request for such advancement, provided that such person provides an undertaking, to the extent then required by the WBCA, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In addition, for a period of six years following the effective time of the merger, the articles of incorporation and bylaws of Poniard will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Poniard than are presently set forth in the amended and restated articles of incorporation and bylaws of Poniard.

The merger agreement also provides that, for a period of six years commencing at the closing of the merger, the combined company will maintain in effect a directors’ and officers’ liability insurance policy, with coverage containing terms and conditions at least as favorable as the coverage under the presently existing Allozyne policy; provided, however, that it shall not be required to expend for such insurance coverage more than an amount equal to 200% of the current annual premiums paid by Allozyne for its existing policy. In addition, the merger agreement provides that Poniard shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Poniard, and shall purchase a directors’ and officers’ tail insurance policy prior to the closing date of the merger, that maintains the current Poniard directors’ and officers’ liability insurance policies for a period of six years from the closing date of the merger.

Poniard’s board of directors was aware of these potential conflicts of interest and considered them in reaching its decision to approve the transactions contemplated by the merger agreement and to recommend that Poniard’s respective shareholders approve the Poniard proposals contemplated by this proxy statement/prospectus/consent solicitation.

Interests of Allozyne’s Directors and Executive Officers in the Merger

In considering the recommendation of Allozyne’s board of directors with respect to approving the merger agreement and the other matters to be acted on by Allozyne’s stockholders through the written consent, Allozyne’s stockholders should be aware that certain members of the board of directors and executive officers of Allozyne have interests in the merger that may be different from, or in addition to, the interests of Allozyne’s stockholders. These interests relate to or arise from the following matters:

•	the beneficial ownership interest of Allozyne director Michael Steinmetz, Ph.D., in shares of Allozyne capital stock and securities to be converted into Poniard common stock in the merger;

•	the assumption of all stock options held by the Allozyne executive officers and board members upon the consummation of the merger;

•

the agreement that Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman, each an Allozyne director, will continue to serve on the board of directors of the combined company following the consummation of the merger; and

•

the agreement that Meenu Chhabra, John Bencich and Kenneth H. Grabstein, Ph.D., each an Allozyne executive officer, will continue to serve as executive officers of the combined company following the consummation of the merger.

Ownership Interests

As of August 15, 2011, the directors and executive officers of Allozyne, together with their affiliates, held approximately 869,005 shares, or 29% of the outstanding shares of Allozyne common stock and approximately 28,151,716 shares, or 77% of the outstanding shares of Allozyne preferred stock. The affirmative consent of (i) a majority of the shares of Allozyne common stock, (ii) a majority of the shares of Allozyne common stock and preferred stock, voting together as a single class, and (iii) at least three-fourths of the shares of Allozyne preferred stock, voting together as a single class on an as-converted-to-common stock basis, each outstanding on the applicable record date, is required in connection with approval of the merger, the merger agreement and the transactions contemplated thereby. Certain of the principal stockholders of Allozyne who hold approximately 30,509,176 shares, or approximately 77% of the outstanding shares of Allozyne common stock on an as-converted-to-common stock basis, have entered into stockholder agreements with voting and lock-up provisions and irrevocable proxies with Poniard in connection with the merger. For a more detailed discussion of the stockholder agreements see the section entitled “The Merger Agreement—Other Agreements Related to the Merger Agreement—Shareholder Agreements/Stockholder Agreements—Allozyne Stockholder Agreements” in this proxy statement/prospectus/consent solicitation.

Stock Options

At the effective time of the merger, each Allozyne stock option to purchase Allozyne common stock not exercised prior to the merger will be assumed by Poniard and become exercisable for such number of shares of Poniard common stock as is determined by multiplying the number of shares of Allozyne common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Poniard common stock, and at a per share exercise price as is determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent.

The table below sets forth, as of August 15, 2011, information with respect to options held by each of the executive officers and directors of Allozyne as of such date.

Name	Number of Shares of Common Stock Subject to Options
Executive Officers
Meenu Chhabra	2,412,431
John Bencich .	30,000
Kenneth H. Grabstein, Ph.D.	1,929,945
Steven Gillis, Ph.D.	—
Michael Steinmetz, Ph.D.	—
David Tirrell	229,839
Carl Weissman	—

Combined Company’s Board of Directors After the Merger

Following the merger, the combined company’s board of directors will initially be comprised of seven directors, four of whom are currently directors of Allozyne (Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman), two of whom are currently directors of Poniard (Ronald Martell and Fred B. Craves, Ph.D.), and one independent director not previously sitting on the board of either Allozyne or Poniard.

Combined Company’s Executive Officers After the Merger

Following the merger, the combined company’s executive officers will be Meenu Chhabra, John Bencich, and Kenneth H. Grabstein, Ph.D. Each of these executive officers is currently an executive officer of Allozyne.

Indemnification of Allozyne’s Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, the combined company will, to the fullest extent permitted by the Delaware General Corporation Law, indemnify and hold harmless each person who is now, or has been at any time prior to the effective time of the merger, a director or officer of Allozyne, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Allozyne, whether asserted or claimed prior to, at or after the effective time of the merger. Each such person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Allozyne, jointly and severally, upon receipt by Allozyne from such person of a request for such advancement, provided that such person provides an undertaking, to the extent then required by the Delaware General Corporation Law, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of Allozyne will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Allozyne than are presently set forth in the amended and restated certificate of incorporation and bylaws of Allozyne.

The merger agreement also provides that, for a period of six years commencing at the closing of the merger, the combined company will maintain in effect a directors’ and officers’ liability insurance policy, with coverage containing terms and conditions at least as favorable as the coverage under the presently existing Allozyne policy; provided, however, that it shall not be required to expend for such insurance coverage more than an amount equal to 200% of the current annual premiums paid by Allozyne for its existing policy. In addition, the merger agreement provides that Poniard shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Poniard, and shall purchase a directors’ and officers’ tail insurance policy prior to the closing date of the merger, which maintains the current Poniard directors’ and officers’ liability insurance policies for a period of six years from the closing date of the merger.

Allozyne’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger and to recommend that Allozyne’s stockholders approve the Allozyne proposals contemplated by this proxy statement/prospectus/consent solicitation.

Stock Options and Warrants

As of August 15, 2011, Allozyne had outstanding options to purchase an aggregate of 5,670,399 shares of its common stock under its 2005 Stock Option Plan. Each outstanding option to purchase shares of Allozyne’s common stock that is not exercised prior to the effective time of the merger will be assumed by Poniard and will become an option to purchase shares of Poniard’s common stock. Such assumed stock options will remain subject to the terms and conditions of the agreements pursuant to which such stock options were granted and the 2005 Stock Option Plan. The number of shares of Poniard common stock subject to each assumed option will be determined by multiplying the number of shares of Allozyne common stock that was subject to each option prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Allozyne common stock subject to each option as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

Allozyne has issued warrants to purchase an aggregate of 4,586,588 shares of its Series A preferred stock, Series B-1 preferred stock and common stock. Each outstanding warrant to purchase shares of Allozyne Series A preferred stock, Series B-1 preferred stock and common stock not terminated or exercised at or prior to the merger will be assumed by Poniard at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Poniard common stock. The number of shares of Poniard common stock subject to each assumed warrant will be determined by multiplying the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of the shares of Allozyne preferred stock issuable upon exercise of such warrant (for Allozyne preferred stock warrants), as applicable, that were subject to such warrant prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the assumed warrants will be determined by dividing the then effective per share exercise price of the Allozyne preferred stock or common stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

For a more detailed discussion of the exchange ratio and possible adjustments to the exchange ratio to reflect certain events that could occur prior to the consummation of the merger, see the section entitled “The

Merger Agreement—Merger Consideration and Adjustment” in this proxy statement/prospectus/consent solicitation. If there is no adjustment to the exchange ratio to reflect certain events that could occur prior to the consummation, other than the adjustment for the $4.0 million already raised in May and July 2011 in aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into Allozyne capital stock, the exchange ratio will be 0.0628, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented prior to the consummation of the merger, and:

•

the options to purchase 5,670,399 shares of Allozyne common stock that were outstanding as of August 15, 2011 would, if not earlier terminated or exercised, become options to purchase an aggregate of 356,101 shares of Poniard common stock at the effective time of the merger, and the exercise prices of such options, which ranged from $0.10 to $0.49 per share as of August 15, 2011, would become exercise prices ranging from $1.59 to $7.80 per share at the effective time of the merger;

•

the warrants to purchase an aggregate 300,000 shares of Allozyne Series A preferred stock that were outstanding as of August 15, 2011 would, if not earlier terminated or exercised, become warrants to purchase an aggregate of 18,840 shares of Poniard common stock at the effective time of the merger, and the exercise prices of such Series A preferred stock warrants, which were $1.00 per share as of August 15, 2011, would become $15.92;

•

the warrants to purchase an aggregate 200,000 shares of Allozyne Series B-1 preferred stock that were outstanding as of August 15, 2011 would, if not earlier terminated or exercised, become warrants to purchase an aggregate of 12,560 shares of Poniard common stock at the effective time of the merger, and the exercise prices of such Series B-1 preferred stock warrants, which were $1.00 per share as of August 15, 2011, would become $15.92; and

•

the warrants to purchase an aggregate 4,086,588 shares of Allozyne common stock that were outstanding as of August 15, 2011 would, if not earlier terminated or exercised, become warrants to purchase an aggregate of 256,637 shares of Poniard common stock at the effective time of the merger, and the exercise prices of such common stock warrants, which ranged from $0.10 to $1.00 per share as of August 15, 2011, would become exercise prices ranging from $1.59 to $15.92 per share at the effective time of the merger.

Form of the Merger; NASDAQ Capital Market Listing

The merger agreement provides that at the effective time of the merger, the Merger Sub will be merged with and into Allozyne. Upon the consummation of the merger, Allozyne will continue as the surviving corporation and will be a wholly owned subsidiary of Poniard. After completion of the merger, Poniard will be renamed “Allozyne, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “ALLO”.

Merger Consideration and Adjustment

At the effective time of the merger:

•

each share of Allozyne common stock and Allozyne preferred stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.0628 shares of Poniard common stock, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented prior to the consummation of the merger, subject to adjustment of the exchange ratio as described below;

•

each option to purchase shares of Allozyne common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Poniard and will become an option to purchase that number of shares of Poniard common stock equal to the product of the number of shares of Allozyne common stock subject to the option multiplied by 0.0628, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger, rounded down to the nearest whole number of shares of Poniard common stock, and subject to adjustment of the exchange ratio as described below; and

•

each warrant to purchase shares of Allozyne preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Poniard and will become a warrant to purchase that number of shares of Poniard common stock equal to the product of the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of Allozyne preferred stock (for Allozyne preferred stock warrants), issuable upon exercise of the Allozyne warrant multiplied by 0.0628, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented prior to the consummation of the merger, rounded down to the nearest whole number of shares of Poniard common stock, and subject to adjustment of the exchange ratio as described below.

Immediately after the merger, based on the exchange ratio, which is subject to adjustments to reflect certain events that could occur prior to closing of the merger as described below, it is expected that Allozyne’s stockholders, warrantholders and optionholders will own approximately 65% of the outstanding common stock of the combined company and Poniard’s shareholders, optionholders, warrant holders and RSU holders will hold approximately 35% of the outstanding common stock of the combined company, both after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s outstanding options, warrants and other securities convertible into capital stock. These percentages assume that the exchange ratio is not adjusted, as described below.

The merger agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Poniard common stock that Allozyne stockholders will be entitled to receive for changes in the market price of Poniard common stock. Accordingly, the market value of the shares of Poniard common stock issued pursuant to the merger will depend on the market value of the shares of Poniard common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/consent solicitation.

The exchange ratio is subject to adjustment if, on the Determination Date, the net debt amount of Poniard is greater than zero dollars, the net cash amount of Allozyne is less than zero dollars and/or Allozyne raises up to $39 million, including the $4.0 million already raised in May and July 2011 in aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%. For a more complete description of the exchange ratio adjustment, see the section entitled “The Merger Agreement—Merger Consideration and Adjustment” in this proxy statement/prospectus/consent solicitation.

No fractional shares of Poniard common stock will be issuable to Allozyne’s stockholders. Instead, each Allozyne stockholder who would otherwise be entitled to receive a fraction of a share of Poniard common stock, after aggregating all fractional shares of Poniard common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Poniard common stock as quoted on The NASDAQ Capital Market on the date the merger becomes effective.

The merger agreement provides that, at the effective time of the merger, Poniard will deposit with an exchange agent acceptable to Poniard and Allozyne stock certificates representing the shares of Poniard common stock issuable to the Allozyne stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Allozyne common stock and Allozyne preferred stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Allozyne stock certificates for shares of Poniard common stock. Upon surrender of an Allozyne common stock certificate or preferred stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Poniard may reasonably require, the Allozyne stock certificate surrendered will be cancelled and the holder of the Allozyne stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Poniard common stock that such holder has the right to receive pursuant to the provisions of the merger agreement;

•	cash in lieu of any fractional share of Poniard common stock; and

•	dividends or other distributions, if any, declared or made with respect to Poniard common stock with a record date after the effective time of the merger.

At the effective time of the merger, all holders of certificates representing shares of Allozyne common stock or Allozyne preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Allozyne. In addition, no transfer of Allozyne common stock or Allozyne preferred stock after the effective time of the merger will be registered on the stock transfer books of Allozyne.

If any Allozyne stock certificate has been lost, stolen or destroyed, Poniard may, in its discretion, and as a condition to the delivery of any shares of Poniard common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Poniard against any claim suffered by Poniard related to the lost, stolen or destroyed certificate or any Poniard common stock issued in exchange for such certificate as Poniard may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Allozyne common stock or Allozyne preferred stock will be deemed to represent only the right to receive shares of Poniard common stock, and cash in lieu of any fractional share of Poniard common stock. Poniard will not pay dividends or other distributions on any shares of Poniard common stock to be issued in exchange for any unsurrendered Allozyne stock certificate until the Allozyne stock certificate is surrendered as provided in the merger agreement.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval of the merger by the shareholders of Poniard and the stockholders of Allozyne. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is consented to by Allozyne and specified in the certificate of merger. Neither Poniard nor Allozyne can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Poniard must comply with applicable federal and state securities laws and the rules and regulations of NASDAQ in connection with the issuance of shares of Poniard common stock in the merger and the filing of a registration statement, of which this proxy statement/prospectus/consent solicitation is a part, with the SEC. Poniard will file an initial listing application with The NASDAQ Capital Market pursuant to NASDAQ’s “reverse merger” rules to effect the initial listing of Poniard common stock issuable in connection with the merger. As of the date of this proxy statement/prospectus/consent solicitation, neither Poniard nor Allozyne is required to make filings or to obtain approvals or clearances from any other federal or state regulatory authorities, including any antitrust regulatory authorities in the United States, or antitrust regulatory authorities in other countries to consummate the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that generally are expected to apply to Allozyne’s stockholders upon an exchange of their Allozyne capital stock for Poniard common stock and cash in lieu of fractional shares of Poniard common stock. This summary is based on current provisions of the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Any changes in these authorities could substantially alter the tax consequences to Poniard, Allozyne or the stockholders of Allozyne, as described in this summary.

The discussion below does not address the following:

•	the tax consequences of the merger under U.S. federal non-income tax laws or under state, local, or foreign tax laws;

•

the tax consequences of transactions effectuated before, after, or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Allozyne shares are acquired or Poniard shares are disposed of;

•	the tax consequences to holders of options issued by Allozyne that are assumed, replaced, exercised, or converted, as the case may be, in connection with the merger;

•	the tax consequences of the receipt of Poniard shares other than in exchange for Allozyne shares; or

•

the tax consequences for holders of Allozyne preferred stock of their conversion of Allozyne preferred stock, their receipt of warrants issued by Allozyne, or their receipt of warrants issued by Poniard in the merger.

Moreover, this discussion does not address all U.S. federal income tax consequences of the merger that may be relevant to particular holders of Allozyne capital stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers and traders in securities;

•	foreign persons or entities;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;

•

partnerships or limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

Accordingly, holders of Allozyne capital stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under U.S. federal non-income tax laws and state, local, and foreign tax laws.

It is a condition to the consummation of the transaction that each of Fenwick & West LLP, outside counsel to Allozyne, and Perkins Coie LLP, outside counsel to Poniard, render a tax opinion to their respective clients to the effect that the merger will qualify as a reorganization pursuant to Section 368(a) of the Code; provided that each of Allozyne and Poniard may obtain a substantially equivalent opinion addressed to it from the counter-party’s counsel in satisfaction of such condition. The tax opinion of Fenwick & West LLP and the tax opinion of Perkins Coie LLP discussed in this section are each conditioned upon certain assumptions stated in their respective tax opinions and certain customary representations being delivered by Allozyne, the Merger Sub, and Poniard. Whether counsel to Allozyne and counsel to Poniard can render such opinions also depends on certain facts that cannot be known on the date hereof including, in particular, the percentage of Allozyne capital stock held by Allozyne stockholders, if any, who properly perfect appraisal rights and the value of the Poniard common stock issued to Allozyne stockholders pursuant to the merger. If the percentage of Allozyne capital stock exchanged for cash due to the exercise of appraisal rights is sufficiently high, and depending on certain other factors, the merger would not qualify as a reorganization and counsel would be unable to render such tax opinions. Pursuant to the terms of the merger agreement, the condition that Poniard and Allozyne receive such tax opinions may be waived by the applicable party, however, neither Allozyne nor Poniard may waive such condition after the Allozyne stockholders and the Poniard shareholders have approved the merger unless further approval is obtained from the Allozyne stockholders and the Poniard shareholders with appropriate disclosure.

No ruling has been or will be requested from the Internal Revenue Service, or the IRS, in connection with the merger. In addition, stockholders of Allozyne should be aware that as the tax opinions discussed in this section and the summary provided below are not binding on the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. In addition, if any of the representations or assumptions upon which the closing tax opinions of Fenwick & West LLP, and Perkins Coie LLP are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected.

The discussion set forth below, subject to the limitations and qualifications set forth herein, constitutes the opinion of each of Fenwick & West LLP and Perkins Coie LLP as to the material federal income tax consequences to the Allozyne stockholders of the exchange of Allozyne stock for Poniard stock pursuant to the Merger:

•	The merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code;

•	Poniard, the Merger Sub, Allozyne and the Poniard shareholders will not recognize any gain or loss solely as a result of the merger;

•

Allozyne stockholders will not recognize any gain or loss upon receipt of solely Poniard common stock in exchange for their Allozyne capital stock, other than with respect to cash received in lieu of fractional shares of Poniard common stock;

•

the aggregate tax basis of the shares of Poniard common stock received by an Allozyne stockholder in the merger (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Allozyne capital stock surrendered in exchange therefor;

•

the holding period of the shares of Poniard common stock received by an Allozyne stockholder in the merger (including any fractional share deemed received as described below) will include the holding period of the shares of Allozyne capital stock surrendered in exchange therefor; and

•

generally, cash payments received by Allozyne stockholders in lieu of fractional shares of Poniard common stock will be treated as if such fractional shares were issued in the merger and then redeemed by Poniard for cash resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis in the fractional share and the amount of cash received. The gain or loss recognized by stockholders will be a capital gain and will be long term capital gain if the stockholder’s holding period for his, her, or its Allozyne capital stock is more than one year.

Allozyne stockholders that owned, prior to the merger, at least one percent (by vote or value) of the total outstanding stock of Allozyne or Allozyne stock with a tax basis of $1.0 million or more are required to attach a statement to their tax returns for the year in which the merger is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Allozyne capital stock and the fair market value of such stock.

For purposes of the above discussion of the bases and holding periods for shares of Allozyne capital stock and Poniard common stock, stockholders who acquired different blocks of Allozyne capital stock at different times for different prices must calculate their basis, gains and losses, and holding periods separately for each identifiable block of such stock exchanged, converted, canceled or received in the merger.

The above discussion does not apply to Allozyne stockholders who properly perfect appraisal rights. Generally, an Allozyne stockholder who perfects appraisal rights with respect to such stockholder’s shares of Allozyne capital stock will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares.

Certain noncorporate Allozyne stockholders may be subject to backup withholding, at a rate of 28%, on cash received pursuant to the merger. Backup withholding will not apply, however, to an Allozyne stockholder who (i) furnishes a correct taxpayer identification number and certifies that the Allozyne stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (iii) is otherwise exempt from backup withholding. If an Allozyne stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Allozyne stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Allozyne stockholder’s U.S. federal income tax liability, provided that the Allozyne stockholder timely furnishes the required information to the IRS.

Anticipated Accounting Treatment

Allozyne security holders will own, after the merger, approximately 65% of the outstanding shares of the combined company. Further, Allozyne directors will constitute at least one-half of the combined company’s board of directors, and all members of the executive management of the combined company will be from Allozyne. Therefore, Allozyne will be deemed to be the acquiring company for accounting purposes and the merger will be accounted for as a reverse merger.

The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus/consent solicitation has been prepared to give effect to the proposed merger of Allozyne and Poniard as a reverse acquisition of assets in accordance with accounting principles generally accepted in the United States. For accounting purposes, Allozyne is considered to be acquiring Poniard in the merger.

Appraisal Rights

If the merger is completed, holders of Allozyne common stock are entitled to appraisal rights under Section 262 provided that they comply with the conditions established by Section 262.

The discussion below is a summary regarding an Allozyne stockholder’s appraisal rights under Delaware law but is not a complete statement of the law regarding appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/consent solicitation as Annex B. Stockholders intending to exercise appraisal rights should carefully review Annex B. Failure to follow precisely any of the statutory procedures set forth in Annex B may result in a termination or waiver of these rights.

A record holder of shares of Allozyne capital stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his, her or its shares of Allozyne capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Allozyne capital stock” are to the record holder or holders of shares of Allozyne capital stock. Except as described herein, stockholders of Allozyne will not be entitled to appraisal rights in connection with the merger.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the Allozyne special meeting, not fewer than 20 days before the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/prospectus/consent solicitation shall constitute such notice to the record holders of Allozyne capital stock.

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

•

Stockholders electing to exercise appraisal rights must not vote “for” the adoption of the merger agreement. Voting “for” the adoption of the merger agreement will result in the waiver of appraisal rights. Also, because a submitted written consent not marked “against” or “abstain” will be voted “for” the proposal to adopt the merger agreement, the submission of a written consent not marked “against” or “abstain” will result in the waiver of appraisal rights.

•

A written demand for appraisal of shares must be filed with Allozyne before the taking of the vote on the merger agreement at the special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his, her or its Allozyne capital stock. The written demand for appraisal of shares is in addition to and separate from a vote against the merger agreement or an abstention from such vote. That is, failure to return your written consent, voting against, or abstaining from voting on, the merger will not satisfy your obligation to make a written demand for appraisal.

•

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Allozyne capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

•

A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Allozyne at 1600 Fairview Ave. E., Suite 300, Seattle, WA 98102, Attention: Chief Financial Officer.

Within 10 days after the effective time of the merger, Allozyne, as the surviving company, will provide notice of the effective time of the merger to all Allozyne stockholders who have complied with Section 262 and have not voted in favor of the adoption of the merger agreement.

Within 120 days after the effective time of the merger, either Allozyne or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Allozyne in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders seeking to exercise appraisal rights. There is no present intent on the part of Allozyne to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that Allozyne will file such a petition or that Allozyne will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Allozyne capital stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Allozyne a statement setting forth the aggregate number of shares of Allozyne common stock and Allozyne preferred stock not voting in favor of the adoption of the merger agreement and with respect to which demands for appraisal were received by Allozyne and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the stockholder’s request has been received by Allozyne or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Allozyne, Allozyne will then be obligated, within 20 days after service, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to stockholders, as required by the Delaware Court, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Allozyne capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the board of directors of Allozyne believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, Allozyne does not anticipate offering more than the nature of the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Allozyne capital stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court and taxed against the dissenting stockholder and/or Allozyne as the Delaware Court deems equitable under the circumstances. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date before the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of Allozyne. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal, if available, will cease. Inasmuch as Allozyne has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Allozyne a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of Allozyne and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any Allozyne stockholder to comply fully with the procedures described above and set forth in Annex B to this proxy statement/prospectus/consent solicitation may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Allozyne stockholder considering exercising these rights should consult with legal counsel.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While Poniard, Merger Sub, and Allozyne believe that this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you. The merger agreement has been attached as Annex A to this proxy statement/prospectus/consent solicitation to provide you with information regarding its terms. It is not intended to provide any other factual information about Poniard, Allozyne or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Poniard and Merger Sub, on the one hand, and Allozyne, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Poniard and Allozyne do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Poniard or Allozyne, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Poniard and Allozyne and are modified by the disclosure schedules.

General

Under the merger agreement, Merger Sub, a wholly owned subsidiary of Poniard formed by Poniard in connection with the merger, will merge with and into Allozyne, with Allozyne continuing as a wholly owned subsidiary of Poniard.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger no later than three business days after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived and any disputes regarding the calculation of the merger consideration have been resolved, including the approval and adoption of the merger agreement by Allozyne’s stockholders and the approval by Poniard’s shareholders of the issuance of Poniard common stock and the resulting change in control of Poniard, or such date as Poniard and Allozyne may mutually agree in writing. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is agreed by Poniard and Allozyne and specified in the certificate of merger. Neither Poniard nor Allozyne can predict the exact timing of the consummation of the merger.

Merger Consideration and Adjustment

Merger Consideration

At the effective time of the merger, all outstanding shares of Allozyne common stock and preferred stock, and all outstanding options and warrants to purchase Allozyne capital stock, will convert into the right to receive Poniard common stock collectively representing approximately 65% of the capital stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company, so long as, on the Determination Date, Poniard’s net debt amount is not greater than zero dollars, Allozyne’s net cash amount is not less than zero dollars and Allozyne does not raise more than the $4.0 million already raised in May and July 2011 in aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%.

Assuming Poniard does not have any net debt, Allozyne has net cash and Allozyne does not raise more than the $4.0 million already raised in May and July 2011 in aggregate gross cash proceeds from the sale of its capital stock in such specified transactions:

•

each share of Allozyne common stock and preferred stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive approximately 0.0628 shares of Poniard common stock, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger;

•

each option to purchase shares of Allozyne common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Poniard and will become an option to purchase that number of shares of the common stock of the combined company equal to the product of the number of shares of Allozyne common stock subject to the option multiplied by 0.0628, rounded down to the nearest whole number of shares of Poniard common stock, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger; and

•

each warrant to purchase shares of Allozyne preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Poniard and will become a warrant to purchase that number of shares of Poniard common stock equal to the product of the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of Allozyne preferred stock (for Allozyne preferred stock warrants), issuable upon exercise of the Allozyne warrant multiplied by 0.0628, rounded down to the nearest whole number of shares of Poniard common stock, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger.

Exchange Ratio Adjustment

The exchange ratio will be adjusted as follows:

•

If the net debt of Poniard on the Determination Date is greater than zero dollars, then the exchange ratio will be adjusted so that the capital stock, options and warrants of Allozyne shall convert into shares of common stock of Poniard at a rate that collectively represents more than 65% of the common stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company, provided that the exchange ratio will not be adjusted if the net debt of Poniard on the Determination Date is equal to or less than zero dollars;

•

If the net cash of Allozyne on the Determination Date is less than zero dollars, then the exchange ratio will be adjusted so that the capital stock, options and warrants of Allozyne shall convert into shares of common stock of Poniard at a rate that collectively represents less than 65% of the common stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company, provided that the exchange ratio will not be adjusted if the net cash of Allozyne on the Determination Date is equal to or greater than zero dollars; and

•

If, prior to the Determination Date, Allozyne raises up to $39 million, including $1.5 million raised in July 2011, in aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne capital stock, or securities that by their terms convert into Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%, then the exchange ratio will be adjusted so that the capital stock, options and warrants of Allozyne shall convert into shares of common stock of Poniard at a rate that collectively represents more than 65% of the common stock outstanding or issuable upon exercise of outstanding options and warrants of the combined company.

The following sets of tables illustrate the effect that the net debt of Poniard, the net cash of Allozyne and amounts of aggregate gross cash receipts raised by Allozyne will have on the exchange ratio and the relative ownership of Poniard and Allozyne stockholders after the merger assuming the conversion of principal and accrued interest on October 14, 2011 pursuant to outstanding convertible promissory note issued by Allozyne:

EXCHANGE RATIOS					% OF COMBINED COMPANY HELD BY ALLOZYNE STOCKHOLDERS / BY PONIARD SHAREHOLDERS

If Aggregate Post-Signing Financing Amount Is: $4,000,000					If Aggregate Post-Signing Financing Amount Is: $4,000,000

	If Poniard Net Debt Is:					If Poniard Net Debt Is:
If Allozyne Net Cash (negative) Is:	$0	$3,000,000	$6,000,000	$9,000,000	If Allozyne Net Cash (negative) Is:	$0	$3,000,000	$6,000,000	$9,000,000
$0	0.0628	0.0685	0.0743	0.0800	$0	67.9% /32.1%	69.8% / 30.2%	71.4% /28.6%	72.9% /27.1%
($3,000,000)	0.0570	0.0628	0.0685	0.0743	($3,000,000)	65.8% /34.2%	67.9% / 32.1%	69.8% /30.2%	71.4% /28.6%
($6,000,000)	0.0513	0.0570	0.0628	0.0685	($6,000,000)	63.3% /36.7%	65.8% / 34.2%	67.9% /32.1%	69.8% /30.2%
($9,000,000)	0.0456	0.0513	0.0570	0.0628	($9,000,000)	60.5% /39.5%	63.3% / 36.7%	65.8% /34.2%	67.9% /32.1%

If Aggregate Post-Signing Financing Amount Is: $39,000,000					If Aggregate Post-Signing Financing Amount Is: $39,000,000

	If Poniard Net Debt Is:					If Poniard Net Debt Is:
If Allozyne Net Cash (negative) Is:	$0	$3,000,000	$6,000,000	$9,000,000	If Allozyne Net Cash (negative) Is:	$0	$3,000,000	$6,000,000	$9,000,000
$0	0.0737	0.0770	0.0802	0.0835	$0	81.4% /18.6%	82.0% / 18.0%	82.6% /17.4%	83.2% /16.8%
($3,000,000)	0.0705	0.0737	0.0770	0.0802	($3,000,000)	80.7% /19.3%	81.4% / 18.6%	82.0% /18.0%	82.6% /17.4%
($6,000,000)	0.0672	0.0705	0.0737	0.0770	($6,000,000)	79.9% /20.1%	80.7% / 19.3%	81.4% /18.6%	82.0% /18.0%
($9,000,000)	0.0639	0.0672	0.0705	0.0737	($9,000,000)	79.1% /20.9%	79.9% / 20.1%	80.7% /19.3%	81.4% /18.6%

Calculation of Exchange Ratio Adjustment

The exchange ratio will be determined by calculating the quotient (rounded to the nearest one hundred thousandth) of:

•

the sum of (1) the product of (a) the total number of outstanding shares of Poniard common stock, after giving effect to the issuance of shares pursuant to Poniard’s outstanding options, warrants and other securities convertible into capital stock, multiplied by (b) ((1/.35)- 1), plus (2) the adjustment factor described below;

divided by

•

the total number of outstanding shares of Allozyne common stock, after giving effect to the issuance of shares pursuant to Allozyne’s outstanding options, warrants and other securities convertible into capital stock.

Adjustment Factor for Exchange Ratio

For the purposes of this calculation, the merger agreement defines the adjustment factor (included in the exchange ratio calculation above) as the quotient (rounded down to the nearest whole number) of:

•	the sum of:

•	the Poniard net debt amount described below (if greater than zero dollars),

  plus

•

the aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%, minus

•	the Allozyne net cash amount described below (if less than zero dollars);

divided by

•	$0.2270 (or $9.08 after giving effect to the 1-for-40 reverse stock split of Poniard common stock).

Poniard Net Debt and Allozyne Net Cash

Poniard net debt is defined in the merger agreement as the difference of:

•

the sum of liabilities that are required by GAAP to be set forth or accrued on a balance sheet, the cash cost of unpaid taxes, the remaining fees and expenses in connection with the merger agreement, and Poniard’s transaction expenses, but not including any change of control payments, severance payments, retention payments, the $2.4 million secured nonrecourse loan from BCC, one-half of the liability under a picoplatin manufacturing agreement with Heraeus, dated as of March 24, 2008, any contingent liabilities under license agreements and facility and equipment leases that are required by GAAP to be accrued as a liability, accrued and unpaid cumulative dividends and contingent liabilities under redemption provisions of the Poniard preferred stock, any fees payable to NASDAQ in connection with the initial and continued listing of the Poniard common stock, the director and officer tail insurance premium, and trade accounts payable and accrued expenses that (i) are incurred in the ordinary course of business, (ii) are not more than 45 days past the invoice date and (iii) do not represent Poniard transaction expenses or employee severance or change of control payments;

minus

•	the sum of cash and cash equivalents, marketable securities, accounts and interest receivable and deposits of Poniard.

Allozyne net cash is defined in the merger agreement as the difference of:

•	the sum of cash and cash equivalents, marketable securities, accounts and interest receivable and deposits of Allozyne;

minus

•

the sum of liabilities that are required by GAAP to be set forth or accrued on a balance sheet, the cash cost of any accrued and unpaid retention payments, the cash cost of unpaid taxes, the remaining fees and expenses in connection with the merger agreement, and Allozyne’s transaction expenses, but not including any liabilities convertible by their terms into equity securities of Allozyne, any liabilities incurred upon the issuance of warrants, any contingent liabilities under license agreements and facility and equipment leases that are required by GAAP to be accrued as a liability, and trade accounts payable and accrued expenses that (i) are incurred in the ordinary course of business, (ii) are not more than 45 days past the invoice date and (iii) do not represent Allozyne transaction expenses.

minus

•

the aggregate gross cash receipts from the sale by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%,

The merger agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Poniard common stock that Allozyne stockholders, option holders and warrant holders will be entitled to receive for changes in the market price of Poniard common stock. Accordingly, the market value of the shares of Poniard common stock issued pursuant to the merger will depend on the market value of the shares of Poniard common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/consent solicitation.

Dispute Resolution

If Allozyne and Poniard are unable to negotiate an agreed-upon determination of the Poniard net debt or the Allozyne net cash amount, the merger agreement provides that an independent auditor of recognized national standing as may be agreed upon by Poniard and Allozyne, will be engaged to resolve the remaining disagreements as to the Poniard net debt calculation or the Allozyne net cash calculation, as applicable. Poniard and Allozyne have agreed to provide all required work papers and back-up materials and use their best efforts to cause the reviewing accounting firm to make its determination within 10 calendar days of accepting selection. Poniard and Allozyne further have agreed that the determination of the amount of Poniard net debt or Allozyne net cash by the reviewing accounting firm will be binding on them and shall be the final determination for purposes of the merger agreement. Fees and expenses of the reviewing accounting firm will be allocated between Poniard and Allozyne in the same proportion that the disputed amount of Poniard net debt or Allozyne net cash that was unsuccessfully disputed by such party bears to the total amount of the Poniard net debt or the Allozyne net cash amount.

Fractional Shares

No fractional shares of Poniard common stock will be issuable pursuant to the merger to Allozyne’s stockholders. Instead, each Allozyne stockholder who would otherwise be entitled to receive a fraction of a share of Poniard common stock, after aggregating all fractional shares of Poniard common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Poniard common stock as quoted on The NASDAQ Capital Market on the date the merger becomes effective.

Exchange of Stock Certificates

The merger agreement provides that, at the effective time of the merger, Poniard will deposit with an exchange agent acceptable to Poniard and Allozyne stock certificates representing the shares of Poniard common stock issuable to the Allozyne stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Allozyne common stock and Allozyne preferred stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Allozyne stock certificates for shares of Poniard common stock. Upon surrender of an Allozyne common stock certificate or preferred stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Poniard may reasonably require, the Allozyne stock certificate surrendered will be cancelled and the holder of the Allozyne stock certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Poniard common stock that such holder has the right to receive pursuant to the provisions of the merger agreement;

•	cash in lieu of any fractional share of Poniard common stock; and

•	dividends or other distributions, if any, declared or made with respect to Poniard common stock with a record date after the effective time of the merger.

At the effective time of the merger, all holders of certificates representing shares of Allozyne common stock or Allozyne preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Allozyne. In addition, no transfer of Allozyne common stock or Allozyne preferred stock after the effective time of the merger will be registered on the stock transfer books of Allozyne.

If any Allozyne stock certificate has been lost, stolen or destroyed, Poniard may, in its discretion, and as a condition to the delivery of any shares of Poniard common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond indemnifying Poniard against any claim suffered by Poniard related to the lost, stolen or destroyed certificate or any Poniard common stock issued in exchange for such certificate as Poniard may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Allozyne common stock or Allozyne preferred stock will be deemed to represent only the right to receive shares of Poniard common stock and cash in lieu of any fractional share of Poniard common stock. Poniard will not pay dividends or other distributions on any shares of Poniard common stock to be issued in exchange for any unsurrendered Allozyne stock certificate until the Allozyne stock certificate is surrendered as provided in the merger agreement.

Assumption of Allozyne Stock Options and Warrants

Each Allozyne option and warrant that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be assumed by Poniard and automatically converted into an option or warrant to purchase Poniard common stock. Any restrictions on the exercise of the assumed Allozyne options or warrants will continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of assumed Allozyne stock options will remain unchanged.

Allozyne Stock Options. All assumed Allozyne stock options will remain subject to the terms and conditions of the agreements, including Allozyne’s 2005 Stock Option Plan, pursuant to which such options were granted. After the effective time of the merger, each Allozyne option may be exercised solely for the number of shares of Poniard common stock determined by multiplying (i) the number of shares of Allozyne common stock that were subject to such option by (ii) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the Poniard common stock issuable upon exercise of each Allozyne stock option will be determined by dividing (i) the per share exercise price for the Allozyne common stock subject to the option by (ii) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent.

Allozyne Warrants. The rights with respect to Allozyne common stock or Allozyne preferred stock under Allozyne warrants assumed by Poniard will be converted into rights with respect to Poniard common stock at the effective time of the merger. After the effective time, each Allozyne warrant may be exercised solely for the number of shares of Poniard common stock determined by multiplying (i) the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of the shares of Allozyne preferred stock issuable upon exercise of the warrant (for Allozyne preferred stock warrants), by (ii) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the Poniard common stock issuable upon exercise of each assumed Allozyne warrant will be determined by dividing (i) the then effective per share exercise price of the Allozyne common stock or preferred stock subject to such warrant by (ii) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent.

Directors and Officers of Poniard Following the Merger

Following the merger, the combined company’s board of directors will initially be comprised of seven directors, four of whom are currently directors of Allozyne (Meenu Chhabra, Steven Gillis, Ph.D., Michael

Steinmetz, Ph.D., and Carl Weissman), two of whom are currently directors of Poniard (Ronald A. Martell and Fred B. Craves, Ph.D.), and one independent director not previously sitting on the board of either Allozyne or Poniard.

Effective as of the closing of the merger, the combined company’s officers will be Meenu Chhabra (President and Chief Executive Officer), Kenneth H. Grabstein, Ph.D. (Chief Scientific Officer), and John Bencich (Chief Financial Officer, Treasurer and Secretary), each of whom currently holds the same position at Allozyne.

Conditions to Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or before the merger, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•

there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•

stockholders of Allozyne must have approved and adopted the merger, and shareholders of Poniard must have approved the issuance of Poniard common stock in the merger and the resulting change in control of Poniard;

•

the shares of Poniard common stock that the Allozyne securityholders will be entitled to receive pursuant to the merger must be approved for listing on The NASDAQ Capital Market as of the effective time of the merger;

•	there must not be any legal proceeding pending by any governmental body:

•	challenging or seeking to restrain or prohibit the consummation of the merger;

•	relating to the merger and seeking to obtain from Poniard, Merger Sub or Allozyne any damages or other relief that may be material to Poniard or Allozyne;

•

seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to, or otherwise exercise ownership rights with respect to, the capital stock of Poniard;

•	that would materially and adversely affect the right or ability of Poniard or Allozyne to own the assets or operate the business of Poniard or Allozyne; or

•	seeking to compel Allozyne or Poniard or any subsidiary of Poniard to dispose of or hold separate any material assets as a result of the merger.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

all representations and warranties of the other party in the merger agreement must be true and correct on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•

the other party to the merger agreement must have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it on or before the closing of the merger; and

•	the other party must have delivered certain certificates and other documents required under the merger agreement for the closing of the merger.

In addition, the obligation of Poniard and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

Poniard must have received the opinion of Perkins Coie LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code;

•

Allozyne must have cash and cash equivalents of not less than $300,000 as of the Determination Date, as defined above in this section under the heading “Merger Consideration and Adjustment—Merger Consideration”; and

•

There shall have been no effect, change, event, circumstance, or development that is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on the business, financial condition, capitalization, assets, operations or financial performance of Allozyne taken as a whole, or the ability of Allozyne to complete the merger or any of the other transactions contemplated by the merger agreement or to perform any of its covenants or obligations under the merger agreement in all material respects, each referred to as a material adverse effect as it relates to Allozyne.

In addition, the obligation of Allozyne to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

Allozyne must have received the opinion of Fenwick & West LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will for U.S. federal income tax purposes constitute a reorganization within the meaning of Section 368(a) of the Code;

•

Allozyne must have received shareholder agreements with lock-up provisions from the principal shareholders of Poniard identified below in this section under the heading “Other Agreements Related to the Merger Agreement—Shareholder Agreements/Stockholder Agreements—Poniard Shareholder Agreements,” each of whom has already executed and delivered such agreement to Allozyne;

•

Poniard must have delivered to Allozyne written resignations of the directors of Poniard that are not continuing as directors of Poniard following the merger, effective no later than immediately prior to the effective time of the merger, and must have caused the new board members of the combined company to be elected as of the effective time;

•

Poniard must have net debt of no more than $6 million as of the Determination Date, such terms as defined above in the section under the heading “Merger Consideration and Adjustment—Merger Consideration”;

•

There shall have been no effect, change, event, circumstance, or development that is or could reasonably be expected to be or become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on the business, financial condition, capitalization, assets, operations or financial performance of Poniard taken as a whole, or the ability of Poniard to complete the merger or any of the other transactions contemplated by the merger agreement or to perform any of its covenants or obligations under the merger agreement in all material respects, each referred to as a material adverse effect as it relates to Poniard; and

•

Poniard must have received the cash sum of not less than $2.4 million pursuant to the BCC Loan Commitment (discussed below in this section under the heading “Other Agreements Related to the Merger Agreement—Loan and Security Agreement”).

No Solicitation

Each of Poniard and Allozyne agreed that, except as described below, it will not, and will not authorize or permit any of its subsidiaries or officers, directors, investment bankers, attorneys or accountants to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to, and will not authorize any of them to, directly or indirectly:

•

solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any “acquisition proposal,” or “acquisition inquiry,” each as is defined in the merger agreement and summarized below, or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish to any person any information with respect to it or in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition proposal.

An “acquisition inquiry” means an inquiry, indication of interest or request for information by a third party that could reasonably be expected to lead to an “acquisition proposal” with such person.

An “acquisition proposal” means any offer or proposal, whether oral or written, from a third party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (i) more than 15% of the outstanding securities of any class of voting securities of Poniard, Merger Sub or Allozyne or (ii) more than 15% of the assets of Poniard, Merger Sub or Allozyne, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, but does not include the following:

•

any offer or proposal from a person or group of persons to purchase, license or otherwise acquire, directly or indirectly, any interest in or right to Poniard’s assets, including intellectual property related to picoplatin;

•

any transaction expressly and specifically contemplated by the BCC Loan Commitment (discussed below in this section under the heading “Other Agreements Related to the Merger Agreement—Loan and Security Agreement” below); or

•

any sales by Allozyne of Allozyne capital stock, warrants to purchase Allozyne common stock, or securities that by their terms convert into to Allozyne capital stock upon, or prior to, the effective time of the merger, in a single capital-raising transaction or in a series of related capital-raising transactions occurring before the closing of the merger having a conversion price and warrant exercise price per share not less than $1.00 and warrant coverage no greater than 25%.

However, before obtaining the applicable Poniard shareholder or Allozyne stockholder approvals required to consummate the merger, each party may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the merger agreement, which such party’s board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor and such party’s outside legal counsel, constitutes or is reasonably likely to result in a “superior offer” if:

•	the acquisition proposal was not solicited in violation of the provisions described above;

•

such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the board of directors under applicable legal requirements;

•

such party gives the other party at least two business days’ prior notice of the identity of the person making the acquisition proposal and of such party’s intention to furnish information to, or enter into discussions with, such person before furnishing any information or entering into discussions with such person;

•

such party receives from the person making the acquisition proposal an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Poniard and Allozyne; and

•

prior to the furnishing of any nonpublic information to the person making the acquisition proposal, that party furnishes the same nonpublic information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written offer made by a third party to enter into:

•

a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either:

•

the party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity thereof, or

•

in which a person or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial ownership of securities representing 50% or more of the party’s capital stock then outstanding;

•

a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party or its subsidiaries, taken as a whole, in a single transaction or a series of related transactions that:

•	was not obtained or made as a direct or indirect result of a breach or violation of the merger agreement, and

•

is on terms and conditions that the board of directors of the party receiving the offer determines in its reasonable good faith judgment, after obtaining and taking into account such matters as its board of directors deems relevant following consultation with its outside legal counsel and financial advisor, is reasonably likely to be more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger and is reasonably capable of being consummated.

A “superior offer” would not include any offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by the third party or if the consummation of such transaction is contingent on any such financing being obtained.

The merger agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party informed in all material respects with respect to the status and terms of any such acquisition proposal or acquisition inquiry and any modification or proposed modification to such acquisition proposal or acquisition inquiry.

Meetings of Stockholders

Poniard is obligated under the merger agreement to call, give notice of and hold a special meeting of its shareholders for the purposes of considering the issuance of shares of Poniard common stock in the merger.

Allozyne is obligated under the merger agreement to obtain written consents of its stockholders sufficient to adopt and approve the merger and related transactions. Allozyne has agreed to use it reasonable best efforts to obtain such written consents within 20 business days after the effective date of the Form S-4 registration statement of which this proxy statement/prospectus/consent solicitation is a part.

Covenants; Conduct of Business Pending the Merger

Poniard and Allozyne each agreed that it will conduct its business in the ordinary course in accordance with past practices and in compliance with all applicable laws, regulations, and certain contracts, and to take other agreed upon actions. Each party also agreed that, subject to certain limited exceptions and except as contemplated by the merger agreement, without the consent of the other party, it would not, during the period prior to closing of the merger:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for the repurchase of shares from terminated employees;

•

sell, issue or grant: any capital stock or other security, any option, warrant or right to acquire any capital stock or any other security, or any instrument convertible into or exchangeable for any capital stock or other security, in each case, except for (i) shares of common stock, options or RSUs issued or granted to directors, employees or consultants prior to the date of filing of the Form S-4 registration statement, of which this proxy statement/prospectus/consent solicitation is a part, with the SEC; (ii) shares of common stock issued upon the exercise of options or warrants or the vesting of RSUs; (iii) shares of capital stock or other securities convertible into capital stock; and (iv) the issuance of shares of common stock on conversion of outstanding preferred stock;

•

amend articles of incorporation, certificate of incorporation, bylaws or other charter or organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	in the case of Poniard, make any capital expenditure;

•	in the case of Allozyne, make any capital expenditure or commitment in excess of $100,000 in any one transaction or series of related transactions, or in excess of $200,000 in any three-month period;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any liabilities of others;

•

adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law; or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, except that Allozyne may enter into employment agreements with its employees as approved by its board of directors or compensation committee;

•	enter into any transaction or commitment involving payment of more than $100,000 outside the ordinary course of business;

•

acquire or dispose of any material asset or property or grant any encumbrance with respect to such assets or properties, except that Allozyne may do so in the ordinary course of business consistent with past practices;

•

make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment; or

•	enter into, amend or terminate any material contract, except that Allozyne may enter into employment agreements with its employees as approved by its board of directors or compensation committee.

Other Agreements

Each of Poniard and Allozyne has agreed to use its commercially reasonable efforts to:

•	file or otherwise submit all applications, notices, reports and other documents reasonably required to be filed with a governmental entity with respect to the merger;

•	take all actions necessary to complete the merger;

•

reasonably coordinate with the other in preparing and exchanging information and promptly provide the other all information concerning such party and such parties’ stockholders as may reasonably be requested in connection with the preparation of the preparation and filings or submissions in connection with the merger;

•	obtain all consents, approvals or waivers reasonably required in connection with the transactions contemplated by the merger agreement;

•	lift any injunction prohibiting the merger or other transactions contemplated by the merger agreement; and

•	consult and agree with each other about any public statement either will make concerning the merger, subject to certain exceptions.

Poniard and Allozyne also agreed that:

•

Poniard will use commercially reasonable efforts to obtain approval for listing on The NASDAQ Capital Market of the combined company and to cause the shares of Poniard common stock being issued in the merger to be approved for listing (subject to notice of issuance) on The NASDAQ Capital Market;

•

Each of Poniard and Allozyne will for a period of six years after the closing of the merger, indemnify all individuals who are present or former directors and officers or who become, prior to the effective time of the merger, directors or officers of Poniard or Allozyne, to the fullest extent permitted by the WBCA, or the DGCL, as applicable;

•

Poniard will maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Poniard, and shall purchase a directors’ and officers’ tail insurance policy prior to the closing date of the merger, which maintains the current Poniard directors’ and officers’ liability insurance policies for a period of six years from the closing date of the merger;

•

Allozyne, as the surviving company, will, for a period of six years from the closing of the merger, maintain in effect a directors’ and officers’ liability insurance policy, with coverage containing terms and conditions at least as favorable as the coverage under the presently existing Allozyne policy (subject to the right of the combined company to obtain substitute policies of at least the same coverage containing terms and conditions that are not materially less favorable to the insured), except that Allozyne will not be required to expend more than an amount equal to 200% of current annual premiums paid by Allozyne for such insurance;

•

Poniard will obtain the resignations of, or terminate, all of its officers and employees, effective no later than immediately prior to the effective time of the merger, and its board of directors will appoint the new officers of the combined company as of the effective time of the merger;

•

the amount of cash received by Poniard under the BCC secured nonrecourse loan will not be less than the amount of all of Poniard’s severance, change of control and other payments obligations related to the termination of its employees in connection with the merger;

•

Each of Poniard and Allozyne will obtain the resignations of, or terminate, all of its directors who are not continuing as directors of the combined company after the closing of the merger, effective no later than immediately prior to the effective time of the merger, and take such actions as are necessary to reduce the size of its board of directors to seven and appoint the new directors of the combined company as of the effective time of the merger;

•	Poniard will terminate or sublease its current facilities leases;

•	Allozyne will complete the fourth closing with respect to its Note and Warrant Purchase Agreements, as defined in the merger agreement, which is attached as Annex A, no later than July 31, 2011; and

•	Allozyne will affect the conversion of all convertible promissory notes issued by Allozyne into Allozyne common stock no later than the effective time of the merger.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Poniard and Allozyne;

•

by either Poniard or Allozyne if the merger has not been completed by October 31, 2011, but this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date and such action or failure to act constitutes a breach of the merger agreement, and this right to terminate will not be available for an additional 60 days upon request of either party if SEC has not declared the S-4 registration statement, of which this proxy statement/prospectus/consent solicitation is a part, effective under the Securities Act by August 31, 2011. In addition, this right is not available to any party if a dispute concerning the calculation of the exchange ratio is subject to final resolution under the dispute resolution process provided for in the merger agreement;

•

by Poniard or Allozyne if a court of competent jurisdiction or a governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•

by either Poniard or Allozyne if Allozyne did not obtain the written consent of the requisite number of its stockholders necessary to approve the merger and related matters, but Allozyne may not terminate the merger agreement pursuant to this provision if the failure to obtain the written consent of Allozyne stockholders was caused by the action or failure to act of Allozyne;

•

by either Poniard or Allozyne if the shareholders of Poniard have not approved the issuance of the shares pursuant to the merger agreement at the Poniard special meeting or any adjournments or postponements thereof, but Poniard may not terminate the merger agreement pursuant to this provision if the failure to obtain the approval of Poniard stockholders was caused by the action or failure to act of Poniard;

•	by Allozyne, at any time prior to the approval of the issuance of the shares of Poniard common stock pursuant to the merger, if:

•

the Poniard board of directors fails to recommend that the shareholders of Poniard vote to approve the issuance of Poniard common stock or withdraws or modifies its recommendation in a manner adverse to Allozyne;

•	Poniard fails to include in this proxy statement/prospectus/consent solicitation such recommendation;

•

Poniard fails to hold the Poniard special meeting within 75 days after the Form S-4 registration statement, of which this proxy statement/prospectus/consent solicitation is a part, is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such registration statement, in which case such 75-day period will be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending);

•

the Poniard board of directors approves, endorses or recommends any acquisition proposal, as defined above in this section under the heading “No Solicitation” in this proxy statement/prospectus/consent solicitation;

•	Poniard enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the merger agreement; or

•

Poniard or any director, officer or agent of Poniard willfully and intentionally breaches the no solicitation provisions set forth in the merger agreement (each of the above clauses is referred to as a Poniard triggering event);

•	by Poniard, at any time prior to the approval of the merger by the written consent of the requisite number of Allozyne’s stockholders, if:

•	The Allozyne board of directors fails to recommend that the Allozyne stockholders vote to approve the merger or withdraws or modifies its recommendation in a manner adverse to Poniard;

•	Allozyne fails to include in this proxy statement/prospectus/consent solicitation such recommendation;

•

Allozyne fails to obtain sufficient Allozyne stockholder written consent within 75 days after the Form S-4 registration statement, of which this proxy statement/prospectus/consent solicitation is a part, is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such registration statement, in which case such 75-day period will be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending);

•

The Allozyne board of directors approves, endorses or recommends any acquisition proposal, as defined above in this section under the heading “No Solicitation” in this proxy statement/prospectus/consent solicitation;

•

Allozyne enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the merger agreement; or

•

Allozyne or any director, officer or agent of Allozyne willfully and intentionally breaches the no solicitation provisions set forth in the merger agreement (each of the above clauses is referred to as an Allozyne triggering event); or

•

by Poniard or Allozyne if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured.

Termination Fee

Fee payable by Poniard

Poniard must pay Allozyne a termination fee of $1.0 million if:

•

the merger agreement is terminated by Allozyne because the shareholders of Poniard do not approve the issuance of Poniard common stock and an acquisition proposal, as defined above in this section under the heading “No Solicitation,” with respect to Poniard was publicly announced or disclosed prior to the Poniard special meeting and Poniard enters into a definitive agreement with respect to an acquisition proposal that is subsequently consummated within 12 months of the termination;

•	the merger agreement is terminated by Allozyne because of a Poniard triggering event, as defined above in this section under the heading “Termination”; or

•	the merger agreement is terminated by Allozyne as a result of a material, and intentional or willful, breach by Poniard of any of its covenants contained in the merger agreement.

Fees payable by Allozyne

Allozyne must pay Poniard a termination fee of $1.0 million if:

•

the merger agreement is terminated by Poniard because the stockholders of Allozyne do not approve the merger and an acquisition proposal, as defined above in this section under the heading “No Solicitation,” with respect to Allozyne was publicly announced or disclosed before Allozyne obtains the written consent of a requisite number of its stockholders necessary to approve the merger and Allozyne enters into a definitive agreement with respect to an acquisition proposal that is subsequently consummated within 12 months of the termination; or

•	the merger agreement is terminated by Poniard because of an Allozyne triggering event, as defined above in this section under the heading “Termination”; or

•	the merger agreement is terminated by Poniard as a result of a material, and intentional or willful, breach by Allozyne of any of its covenants contained in the merger agreement.

Representations and Warranties

The merger agreement contains customary representations and warranties of Poniard and Allozyne for a transaction of this type relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	ownership of subsidiaries;

•	authorized and outstanding capital stock, options and warrants;

•	any conflicts or violations of each party’s agreements as a result of the merger or the merger agreement;

•	financial statements and, with respect to Poniard, documents filed with the SEC and the accuracy of information contained in those documents;

•	any undisclosed liabilities;

•	any material changes or events;

•	title to assets;

•	ownership of real property and leasehold interests;

•	filing of tax returns and payment of taxes;

•	ownership of intellectual property;

•	compliance with legal requirements;

•	litigation matters;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	employee benefits and related matters;

•	any liens and encumbrances;

•	compliance with environmental laws;

•	regulatory compliance;

•	insurance policies, policy cancellations and claims;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	authority to enter into the merger agreement and the related agreements;

•	approval by the board of directors;

•	votes required for completion of the merger and approval of the proposals that will come before each of the Poniard special meeting and the Allozyne written stockholder consent;

•	transactions with affiliates; and

•	with respect to Poniard, disclosure controls and procedures, the timely filing of all registration statements in connection with private placement transactions and related matters.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Poniard and Allozyne to complete the merger.

Amendment

The merger agreement may be amended by the parties at any time, except that after the merger agreement has been adopted or approved by the shareholders of Poniard or stockholders of Allozyne, no amendment which by law requires further approval by the shareholders of Poniard or stockholders of Allozyne, as the case may be, shall be made without such further approval.

Other Agreements Related to the Merger Agreement

Shareholder Agreements/Stockholder Agreements

Poniard Shareholder Agreements

In order to induce Allozyne to enter into the merger agreement, all Poniard officers, directors and greater than 10% securityholders entered into shareholder agreements and irrevocable proxies with Allozyne pursuant to which, among other things, each of these shareholders, referred to collectively as the principal shareholders of Poniard, agreed, solely in their capacity as a Poniard shareholder, to vote all of their shares of Poniard common stock in favor of the merger and the transactions contemplated by the merger agreement and against any competing acquisition proposal, subject to the terms of the shareholder agreement. The principal shareholders of Poniard also granted Allozyne an irrevocable proxy to their respective Poniard common stock in accordance with the voting agreement. The principal shareholders of Poniard may vote their shares of Poniard capital stock on all other matters not referred to in such proxy.

Under the shareholder agreements executed by principal shareholders of Poniard, subject to certain limited exceptions, such shareholders also have agreed not to sell or transfer shares of Poniard common stock, or engage in hedging or similar transactions with regard to such shares, until the earlier of the termination of the merger agreement or six months after the effective time of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the shareholders agreement, each person to whom any shares of Poniard common stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the shareholder agreement.

The following shareholders of Poniard have entered into shareholder agreements in the form attached to this proxy statement/prospectus/consent solicitation as Annex D: MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM Asset Management Investors 2005 BVIII LLC, Bay City Capital Fund IV, L.P., Bay City Capital Fund IV Co-Investment Fund, L.P., Ronald A. Martell, Robert S. Basso, Fred B. Craves, E. Rolland Dickson, Carl S. Goldfischer, Robert M. Littauer, Gary A. Lyons, Gerald McMahon, Nicholas J. Simon, David R. Stevens, Michael S. Perry, Michael K. Jackson, Cheni Kwok and Anna L. Wight. As of August 15, 2011, these shareholders beneficially owned an aggregate of approximately 16,079,536 shares of Poniard common stock, representing approximately 25.3% of the outstanding shares of Poniard common stock.

Allozyne Stockholder Agreements

In addition, in order to induce Poniard to enter into the merger agreement, certain Allozyne stockholders entered into stockholder agreements and irrevocable proxies with Poniard pursuant to which, among other things, each of these stockholders, referred to as the principal stockholders of Allozyne, agreed, solely in the capacity as an Allozyne stockholder, to vote all of their shares of Allozyne common stock and preferred stock in favor of the approval of the merger and against any acquisition proposal, subject to the terms of the shareholder agreement. The principal stockholders of Allozyne also granted Poniard an irrevocable proxy to their respective shares in accordance with the stockholder agreement. The principal stockholders of Allozyne may vote their shares of Allozyne capital stock on all other matters not referred to in such proxy.

Under the stockholder agreements executed by principal stockholders of Allozyne, subject to certain limited exceptions, such stockholders also have agreed not to sell or transfer Poniard common stock, or engage in hedging or similar transactions with regard to such shares, including shares of Poniard common stock received in the merger or issuable upon exercise of Poniard options or warrants, until the earlier of the termination of the merger agreement or six months after the effective time of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to whom any shares of Poniard common stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the stockholder agreement.

In addition, the principal stockholders of Allozyne who are a party to the Amended and Restated Convertible Promissory Note and Warrant Purchase Agreement with Allozyne dated as of May 23, 2011, by execution of the stockholder agreements, elected to convert certain outstanding convertible notes into shares of capital stock of Allozyne, contingent on the occurrence of, and effective as of immediately prior to, the effective time of the merger.

The following Allozyne securityholders have executed stockholder agreements in the form attached to this proxy statement/prospectus/consent solicitation as Annex C: Alexandria Equities, LLC, ARCH V Entrepreneurs Fund V, L.P., ARCH Venture Fund V, L.P., ARCH Venture Fund VI, L.P., Meenu Chhabra, MPM Asset Management Investors 2003 BVIII LLC, MPM BioVentures III L.P., MPM BioVentures III GmbH & Co.

Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III—QP, L.P., OVP Venture Partners VI, L.P., OVP Venture Partners VII, L.P., OVP VI Entrepreneurs Fund, L.P., and David Tirrell. As of August 15, 2011, these stockholders held an aggregate of approximately 30,509,176 shares of Allozyne capital stock or approximately 77% of the outstanding shares of Allozyne common stock on an as-converted-to-common stock basis.

Loan and Security Agreement

In connection with the merger, BCC executed the BCC Loan Commitment to loan Poniard $2.4 million immediately prior to the closing of the merger. Poniard’s receipt of the loan funds is a condition to Allozyne’s obligation to effect the merger. The merger agreement contemplates that Poniard will use the loan funds to satisfy its employee severance, change of control and other obligations described in the section entitled “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger—Severance and Change of Control Agreements”. Upon closing of the merger, the conditions of the loan will continue as an obligation of the combined company.

The terms of the loan will be as set forth in a loan and security agreement and related instruments, or the Loan Documents, agreed upon by Poniard and BCC at the time of delivery of the binding BCC Loan Commitment. Under the loan and security agreement, BCC will lend Poniard $2.4 million, on a nonrecourse basis, against the issuance by Poniard of a secured non-recourse promissory note. The loan will accrue interest at the rate of 18% per annum, with the principal amount of the loan, all accrued interest and all other amounts payable under the Loan Documents due and payable in full within one year after the date of the loan. Repayment and performance of the loan will be secured by a first priority exclusive security interest in Poniard’s trademarks, patents and agreements related to picoplatin, or the collateral.

Upon the occurrence and continuation of any event of default under the Loan Documents, BCC will have the right, without notice or demand, to any or all of the following:

•	declare all obligations under the Loan Documents immediately due and payable;

•	take possession of the collateral and take any action that BCC considers necessary or reasonable to protect the collateral and/or its security interest in the collateral; or

•	exercise all rights and remedies available to BCC under the Loan Documents or at law or equity.

In addition, BCC may during any event of default require Poniard to:

•	seek any consent required to transfer or assign all or part of the collateral to BCC or its designee

•	grant to BCC or its designee an exclusive license or sublicense to all or part of the collateral; and

•	assign to BCC any IND application or other regulatory approval pertaining to the collateral to BCC, to the extent assignable.

Each the following would be deemed “event of default” under Loan Documents:

•	the failure of Poniard to pay the principal amount of the loan and all accrued interest in full on the maturity date;

•	any breach by Poniard of any term, covenant, condition or agreement contained in the loan and security agreement or related agreement;

•	the material inaccuracy of any representation or warranty made by Poniard in the Loan Documents;

•	the occurrence of a change of control of Poniard without prior written consent of BCC;

•	the failure of Poniard to create a valid and perfected first priority security interest in any collateral covered by the Loan Documents; and

•	any bankruptcy or insolvency proceedings of Poniard.

The loan and security agreement provides that BCC will not enter into, and will require that any transferee or licensee of any interest in the Collateral not enter into, any agreement or arrangement with Heraeus or its affiliates for the supply of picoplatin API, without assuming the obligation of Poniard to repay the costs to Heraeus for the purchase and set-up of dedicated equipment under the picoplatin API commercial supply agreement between Poniard and Heraeus. The API commercial supply agreement is described in more detail in the section entitled “Poniard Business—Picoplatin Source of Supply—Commercial Supply” on page 226 of this proxy statement/prospectus/consent solicitation.

During that time that any outstanding obligations exist under the Loan Documents, Poniard will agree not to take the following actions without first obtaining the written consent of BCC:

•

create, incur or allow any mortgage, lien, pledge, security interest or other encumbrance on any collateral or permit any collateral not to be subject to the first priority security interest granted under the Loan Documents;

•

transfer or otherwise assign, pledge, license, or encumber, or enter into any agreement (except with or in favor of BCC) that directly or indirectly prohibits or has the effect of prohibiting BCC from selling, transferring, assigning, pledging, or encumbering any of the intellectual property included in the collateral;

•

file a petition for bankruptcy or permit or suffer any receiver, trustee or assignee for the benefit of creditors, or any other custodian to be appointed to take possession of all or any of the assets of Poniard;

•

change its state of organization, location of its chief executive office/chief place of business or remove its books and records from the location specified in the loan and security agreement, or change its name, identity or structure to such an extent that any financing statement filed in connection with the Loan Documents would become ineffective or seriously misleading, except that Poniard may change its name to “Allozyne, Inc.” upon closing of the merger;

•

take any action which could reasonably be expected to result in a material alteration or impairment of any of the assigned agreements included in the collateral or of the loan and security agreement or related agreements which is materially adverse to the interests of BCC; and

•	deliver any notice of termination or terminate any of the assigned agreements included in the collateral.

Poniard and BCC also will agree that, among other things:

•

Poniard will promptly furnish to BCC written notice of (i) the occurrence of an event of default or event or condition which upon notice, lapse of time or both would become an event of default, (ii) any lien or claim asserted against any of the collateral, and (iii) any breach or default, or notice thereof received from a counterparty under any of the agreements included in the collateral; and

•

Poniard will use the proceeds of the loan to fund in whole or in part the severance and change of control obligations of Poniard described in the merger agreement and in the section entitled “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger—Severance and Change of Control Agreements” in this proxy statement/prospectus/consent solicitation.

ALLOZYNE’S BUSINESS

Overview

Allozyne is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Allozyne’s current product development efforts are based on its proprietary biocipher™ technology platforms which allow for the union of biological protein engineering and medicinal chemistry in order to create novel and enhanced protein therapeutics. The technology underlying Allozyne’s biocipher™ platforms is comprised of three components:

•	the ability to site-specifically modify the amino acid sequence of any protein;

•	the ability to insert stable chemical hinges into these modified sites within the protein; and

•	the utilization of these hinges to attach bioconjugates such as polymers, toxic drugs, and antibodies.

Allozyne’s mission is to leverage its platform technologies to develop best-in-class and first-in-class product candidates customized to optimize safety, efficacy, dosing convenience and drug characteristics that Allozyne believes may lead to enhanced patient compliance and disease modification.

Allozyne’s biocipher™ platforms allow for the modification of proteins that are manufactured in both Escherichia coli, or E. coli, and mammalian cells. The CAESAR biocipher™ uses E. coli expression systems, and the VIGENÈRE biocipher™ uses mammalian expression systems. The CAESAR biocipher™ allows for site-specific substitution of a non-natural amino acid in exchange for a naturally occurring amino acid anywhere along the protein sequence. In contrast, the VIGENÈRE biocipher™ allows for a site-specific addition of a non-natural amino acid anywhere along the protein sequence.

The non-natural amino acids serve as chemical hinges to subsequently attach a multitude of bioconjugates designed to optimize the therapeutic performance of the protein. Bioconjugation is accomplished through a specific set of medicinal chemistry tools that enable the attachment of various bioconjugates such as PEG, antibody Fc domains and other therapeutic drugs such as cancer chemotherapeutics.

Allozyne’s lead product candidate, AZ01, is a next-generation long-acting interferon beta for the treatment of RRMS. Through the application of the CAESAR biocipher™, a PEG polymer is attached to the modified interferon beta creating a long-acting version of this molecule. Allozyne believes AZ01’s therapeutic profile has the potential to result in a less frequent dosing regimen, superior tolerability, and greater efficacy, thereby improving patient compliance. Allozyne has completed a Phase 1a single ascending dose trial for AZ01 in 40 normal healthy volunteers across five dosing cohorts. Each cohort was comprised of six subjects who received AZ01 and two subjects who received placebo. This was a double blind and placebo controlled trial. Subjects received a single injection of either AZ01 or placebo and were followed for a period of two months to collect information on pharmocodynamics, pharmacokinetics, safety and tolerability. The results of the Phase 1a trial showed that AZ01 was generally safe and tolerable and exhibited a longer half life than currently marketed interferon beta drugs. A Phase 1b multiple ascending dose trial in 48 normal healthy volunteers across six dosing cohorts is currently under way. Each cohort is comprised of six subjects who received AZ01 and two subjects who received placebo. A double blind and placebo controlled trial, subjects received a single injection of either AZ01 or placebo every two weeks or once a month and have been followed for a period of two months to collect information on pharmocodynamics, pharmacokinetics, safety, tolerability. Patient dosing commenced in June 2011, and Allozyne expects to receive results from this trial in the fourth quarter of 2011.

Allozyne’s second product candidate, AZ17, is a bispecific antibody under investigation for the treatment of various autoimmune and inflammatory diseases, including Crohn’s disease and RRMS. Through the application of the CAESAR biocipher™, a PEG polymer is used to link two single-chain variable fragments, or scFvs, of antibodies that target separate upstream and downstream cytokines in the Th17 inflammatory pathway. This pathway is thought to play a key role in the pathogenesis of multiple autoimmune and inflammatory diseases.

Unlike currently approved drugs for treatment of Crohn’s disease and RRMS, AZ17 is not expected to be broadly immunosuppressive. Instead, AZ17 is designed to specifically inhibit the pathological inflammatory process without suppressing the normal immune response. AZ17 is currently in preclinical development.

Allozyne’s AZ05 program utilizes the VIGENÈRE biocipher™ platform to site-specifically conjugate cytotoxic drugs to monoclonal antibodies for the treatment of various solid tumors. Through this site-specific attachment, the full biological activity of the antibody can be retained in order to provide a potent and highly targeted delivery of the cytotoxic drug to the solid tumors.

Since its formation, Allozyne has received approximately $43.9 million of funding, through private placements of preferred stock or convertible note financings. In October 2005 Allozyne raised $3.4 million of funding from entities affiliated with ARCH Venture Fund V, L.P., entities affiliated with MPM BioVentures III, L.P., entities affiliated with Alexandria Accelerator LLC, Amgen Ventures LLC, and entities affiliated with OVP Venture Partners VI, L.P. pursuant to a preferred stock purchase agreement with customary terms and conditions. In April 2007 Allozyne raised $3.0 million of funding from the same group of investors pursuant to a convertible promissory note purchase agreement with customary terms and conditions. In October 2007 Allozyne raised $18.0 million of funding from the same group of investors pursuant to a preferred stock purchase agreement with customary terms and conditions. In June 2009 Allozyne raised $3.0 million of funding from the same group of investors pursuant to a convertible promissory note purchase agreement with customary terms and conditions. In July 2009 Allozyne raised approximately $9.0 million of funding from the same group of investors pursuant to a preferred stock purchase agreement with customary terms and conditions. Between October 2010 and July 2011 Allozyne raised $7.5 million from the same group of investors pursuant to a convertible promissory note purchase agreement with customary terms and conditions. The funding has been used to develop biociphering™ platforms and build a pipeline of protein therapeutic product candidates, addressing areas of unmet medical need in autoimmune and inflammatory diseases and cancer. During the years ended December 31, 2009 and 2010, Allozyne expended $6.7 million and $6.9 million, respectively, on research and development activities.

Biociphering™ Platforms

Allozyne has developed two distinct proprietary biociphering™ platforms, CAESAR and VIGENÈRE, that enable site-specific incorporation of non-natural amino acids anywhere along the amino acid sequence of the target protein. These biociphering™ platforms allow for key modifications to be made to the cellular machinery involved in protein synthesis in E coli and mammalian cells. The non-natural amino acids utilized contain moieties, or molecular substructures responsible for the chemical reaction of these molecules, that allow for a multitude of bioconjugates to be attached. By carefully selecting a conjugate and site of attachment, the therapeutic properties of virtually any protein can be enhanced.

The primary advantage of these biociphering™ platforms is to enhance therapeutic characteristics of the targeted protein. A protein is comprised of a long chain of amino acids linked together by bonds. The function served by a protein is determined by the positions of its amino acids. Natural protein synthesis is a fairly complex process where amino acids are connected together to form a protein. The distinguishing aspect of this process is that varying the order of amino acids causes a different protein to be produced. Allozyne has developed two distinct proprietary biociphering™ platforms, CAESAR and VIGENÈRE, that enable site-specific incorporation of non-natural amino acids anywhere along the amino acid sequence of the target protein. These biociphering™ platforms allow for key modifications to be made to the cellular machinery involved in protein synthesis in E coli and mammalian cells.

The primary advantage of these biociphering™ platforms is to enhance therapeutic characteristics of the targeted protein. A protein is comprised of a long chain of amino acids linked together by bonds. The function served by a protein is determined by the positions of its amino acids. Natural protein synthesis is a fairly complex process where amino acids are connected together to form a protein. The distinguishing aspect of this process is that varying the order of amino acids causes a different protein to be produced. The basis of the Allozyne biociphering™ platform is the ability to engineer specific non-natural amino acids in place of or in addition to existing amino acids at sites for subsequent bioconjugates to be attached in order to enhance the function of any given protein.

By selecting specific sites for incorporation of chemical hinges, Allozyne is able to produce homogeneous proteins that are only modified at the desired site. Conventional bioconjugation methods lack this capability to select specific sites anywhere in the protein, resulting in heterogenous proteins that are modified not only at the desired site, but also at additional sites requiring further purification and thus can be more costly to produce. As a result, Allozyne’s biociphering™ platforms allow for a readily commercially scaleable manufacturing process.

The following illustration depicts the bioconjugation of proteins using conventional methods as compared to Allozyne’s approach:

The CAESAR and VIGENÈRE biociphering™ platforms are licensed on an exclusive basis from the California Institute of Technology.

The chemical hinge technology incorporated into proteins by the CAESAR and VIGENÈRE biociphering™ platforms is licensed on an exclusive basis from TSRI.

The following diagram illustrates natural protein synthesis, the application of the CAESAR biociphering™ platform, and the application of the VIGENÈRE biociphering™ platform.

CAESAR Biocipher™

The CAESAR biociphering™ platform is based on manufacturing proteins in E. coli bacteria. Allozyne has engineered a strain of E. coli that cannot produce a naturally occurring amino acid called methionine. When a target protein is grown in this strain, a non-natural amino acid is substituted in place of methionine along the protein sequence. The non-natural amino acid comes with a chemical hinge which can now serve as a site for attachment of a bioconjugate. The chemistry tools that are used to attach the bioconjugate are specific to the non-natural amino acid chemical hinge and have no effect on other parts of amino acid sequence of the protein.

VIGENÈRE Biocipher™

The VIGENÈRE biociphering™ platform is based on manufacturing proteins in mammalian cells. Allozyne has engineered a specific strain of mammalian cells that can produce a modified version of the cellular machinery required for manufacturing proteins. This machinery is able to utilize specific sites for insertion of the non-natural amino acid anywhere along the protein sequence. The non-natural amino acid comes with a chemical hinge which can now serve as a site for attachment of a bioconjugate. The chemistry tools that are used to attach the bioconjugate are specific to the non-natural amino acid chemical hinge and have no effect on other parts of amino acid sequence of the protein.

Product Candidates and Recent Developments

Allozyne uses its biociphering™ platforms to create first-in-class and best-in-class product candidates focused on treating autoimmune and inflammatory diseases and cancer. Allozyne’s current product candidates are:

AZ01: Long-acting interferon beta for treatment of RRMS

AZ17: Bispecific antibody for treatment of various autoimmune and inflammatory diseases, including Crohn’s disease and RRMS

AZ05: Antibody-drug conjugate for treatment of various solid tumors

AZ01

AZ01 is a long-acting interferon for the treatment of RRMS. Interferon beta is currently the most widely prescribed therapy for RRMS patients. AZ01 is a subcutaneously administered and long-acting form of interferon beta which is constructed using the E. coli-based CAESAR biociphering™ platform. This platform allows for the site-specific attachment of a PEG polymer to the modified interferon beta, which results in not only an improved half-life but also a slow release pharmacological profile for AZ01 compared to currently marketed interferon beta drugs. Allozyne believes AZ01’s therapeutic profile has the potential to result in a less frequent dosing regimen, superior tolerability, and greater efficacy, thereby improving patient compliance compared to currently marketed interferon beta drugs.

Allozyne selected the size, position, and architecture for the PEG polymer that it believes will result in the best pharmacological profile for AZ01. Allozyne designed AZ01 with a 40 kDa branched PEG to provide a means of controlled release of interferon beta. The Allozyne CAESAR biociphering™ platform allows the manufacture of a homogeneous PEGylated interferon beta, which results in increased purity, higher yields, greater stability and solubility over other known approaches to PEGylation.

Allozyne believes AZ01 has the potential to be used as a first-line, maintenance or add on therapy in the treatment of RRMS. First, AZ01 has the potential to be used as a first line therapy because it was designed to provide superior tolerability and dosing convenience over the currently approved first line interferon betas. Second, AZ01 has the potential to be used as maintenance therapy for patients in remission between short-term treatments with immunosuppressive drugs such as Tysabri® and Gilenya®. Third, AZ01 has the potential to be used as add-on therapy with the orally administered immunosuppressive drugs currently in development, such as Panaclar and teriflunomide, which are expected to be safer but less efficacious than currently approved immunosuppressive drugs.

Relapsing-Remitting Multiple Sclerosis

Background

Multiple sclerosis, or MS, is a chronic, often disabling disease which attacks the central nervous system, or CNS. The CNS is composed of the brain, spinal cord and optic nerves. Symptoms may be mild, such as numbness in the limbs, or severe, such as paralysis or loss of vision. The progress, severity and specific symptoms of MS are unpredictable and vary from person to person. It is generally accepted that MS involves an autoimmune process that is an abnormal response of the body’s immune system. This immune response damages the fatty sheath which surrounds and insulates the nerve fibers, or myelin, in the CNS. Symptoms can range widely because the location and severity of myelin damage can vary greatly. Episodes can last for days, weeks or even months and can also alternate with periods of reduced or no symptoms or remissions.

MS is a chronic and incurable disease but rarely leads to death. In general, women are more affected than men by a ratio of 3-to-2, and the disease is most commonly diagnosed between the ages of 20 and 50.

RRMS is the most common subtype of MS and is characterized by clearly defined attacks of worsening neurologic function. These attacks, called relapses, flare-ups, or exacerbations, are followed by partial or complete recovery periods or remissions, during which symptoms improve and there is no apparent worsening or progression of disease. Other subtypes of MS are primary-progressive, secondary-progressive and progressive-relapsing.

Potential Market

According to MedTRACK, an estimated 2.5 million people are currently affected by MS worldwide. Approximately 85% of people with MS are initially diagnosed with RRMS. In 2010, total worldwide sales of therapeutics to treat RRMS were reported to be over $9 billion. Because MS has an early onset and a low mortality rate, it requires disease management for the majority of an affected person’s life.

Current Treatments

There are seven drugs currently marketed as disease-modifying treatments for RRMS, including Avonex® (Biogen Idec), Betaseron®/Extavia® (Bayer AG/Novartis), Copaxone® (Teva/Sanofi), Rebif® (Merck KGaA/Pfizer), Tysabri® (Biogen Idec/Elan), Gilenya® (Novartis/Mitsubishi) and Novantrone® (Merck KGaA/Amgen Inc.). The following table further describes the currently marketed therapies for RRMS.

Several treatment options for RRMS are currently available, and are characterized by varying efficacy, safety and routes of administration. All currently marketed drugs are given by injection except for Gilenya®, which is orally administered. Interferon beta has been positioned as the standard of care for MS over the majority of the past two decades based on its ability to effectively manage disease in addition to a well-established safety profile permitting chronic treatment. Marketed interferon beta therapies include Avonex®, Betaseron® and Rebif®, which represented approximately two-thirds of worldwide MS drug sales in 2009. Currently marketed interferon betas are administered between every other day and once weekly and are often associated with flu-like symptoms and injection site reactions following each administration. These side effects, in addition to a frequent dosing regimen, can lead to reduced patient compliance. Copaxone® is not an interferon beta, and patients taking Copaxone® tend to experience milder flu-like symptoms than with the interferon class of drugs. Copaxone® is, however, injected more frequently than the interferon betas and is associated with injection site reactions. Tysabri® and Gilenya®, both immunosuppressive drugs, have recently entered the market. These drugs have not replaced interferon betas as the standard of care, given their significant adverse side effects, including opportunistic infections. In addition, fatalities have been associated with the ongoing administration of Tysabri® and Gilenya®. Accordingly, these drugs are typically reserved for patients who manifest more aggressive forms of the disease.

Ongoing Clinical Development

AZ01 is currently in Phase 1 clinical trials. The Phase 1a trial evaluated the safety, tolerability, pharmacokinetic and pharmacodynamic response to AZ01 in 40 normal healthy volunteers after a single subcutaneous administration.

Based on Phase 1a data, the initial pharmacokinetic profile suggests that AZ01 has superior half life that comes with a slower release pharmacological profile than currently approved interferon beta products, including Avonex®, as well as Biogen Idec’s BIIB-017, which is a PEGylated interferon beta, conjugated with a 20 kDa linear PEG and currently in clinical development. The mean results of AZ01’s Phase 1a trial, as shown in the following graph, illustrate that AZ01 can remain detectable in human serum for over 14 days. Allozyne is not aware of any other approved or late stage interferon beta therapeutics with a similar pharmacokinetic profile. As such, Allozyne believes that AZ01 has the potential for a monthly dosing regimen.

There were no detectable antibodies against the interferon beta protein or the chemical hinge used to connect the PEG to the protein in AZ01 during AZ01’s Phase 1a trial. Allozyne did, however, detect antibodies against PEG, which led to accelerated clearance of AZ01. In order to optimize the purity and potency of AZ01, Allozyne has completed an extensive manufacturing process development campaign. The in vivo results of this campaign, which were collected in animal models, indicate an approximate doubling in potency and a significant diminution of antibodies against PEG.

The optimized version of AZ01 is currently being tested in a Phase 1b, multiple-ascending dose trial designed to evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic response to AZ01 in 48 normal healthy volunteers with subcutaneous administrations of AZ01 at two- and four- week intervals. Patient dosing commenced in June 2011 and Allozyne expects to receive results from this trial in the fourth quarter of 2011.

AZ17

AZ17 is a novel injectable therapy targeting the Th17 inflammatory pathway created using Allozyne’s CAESAR biociphering™ platform. AZ17 is a bispecific antibody capable of binding two different targets simultaneously. Through the application of the CAESAR biocipher™ platform, a linear PEG polymer is used to link two scFvs from two separate antibodies that target separate upstream and downstream cytokines in the Th17 inflammatory pathway. The pathway is thought to play a key role in the pathogenesis of multiple autoimmune and inflammatory diseases. The AZ17 targets were chosen specifically to intervene in the critical pathways of diseases mediated by autoimmunity and inflammation, including Crohn’s disease, psoriasis, scleroderma and RRMS. Unlike currently approved drugs for treatment of Crohn’s disease and RRMS, AZ17 is not expected to be broadly immunosuppressive. Instead, AZ17 has the potential to specifically inhibit the pathological inflammatory process without suppressing the normal immune response. The most widely used biologics to treat Crohn’s disease are anti-tissue necrosis factor, or anti-TNF, drugs that come with a black box warning, mandated by the FDA, due to serious side effects associated with the drugs. Allozyne’s target product profile for AZ17 is superiority over anti-TNFs in terms of both efficacy and safety given the expected lack of broad immunosuppression. Allozyne believes that, if commercialized, AZ17 could be positioned as a first-line therapy for the treatment of Crohn’s disease.

AZ17 is currently in preclinical development to be followed by a Phase 1 clinical trial.

Crohn’s Disease

Background

Inflammatory bowel disease, or IBD, is a chronic inflammatory disease of the gastrointestinal, or GI, tract which is split across two diagnoses, Crohn’s disease and ulcerative colitis. Each is classified with respect to the part of the GI tract they affect. Ulcerative colitis is characterized by diffuse mucosal inflammation limited to the colon, whereas Crohn’s disease is a patchy, transmural inflammation that can affect any part of the digestive tract from the mouth to the anus. Most people diagnosed with Crohn’s disease are between the ages of 18 and 25. Although Crohn’s disease usually does not shorten a person’s life, some people with long-standing Crohn’s disease issues die of cancer of the digestive tract which may develop as a result of the underlying disease.

Potential Market

According to Datamonitor, the US IBD market is the largest of the seven major markets by both volume and sales, representing 70% of sales across the seven major markets in 2009. The market for IBD therapeutics has experienced significant growth over the past few years and had total sales across the seven major markets of $3.5 billion in 2009. Future steady growth is expected due primarily to an increasingly competitive anti-TNF market, novel biologics currently in clinical development and new intestinal anti-inflammatory drug formulations.

Current Treatments

Treatment options to manage Crohn’s disease are divided into the five categories of biologics, intestinal anti-inflammatory drugs, immunomodulators, corticosteroids and surgical intervention. Although surgical intervention improves conditions in some severe cases, it does not cure the underlying cause of the disease. Marketed treatments leave prescribers with a limited arsenal with which to manage Crohn’s disease because of their limitations and side effects. Anti-TNFs lack long-term efficacy, corticosteroids result in unfavorable side effects after long-term exposure and the use of Tysabri® to manage more severe cases of the disease has been met with resistance by patients due to safety concerns. A significant unmet medical need exists for a treatment that offers a safety and tolerability profile permitting chronic administration and offering long-term efficacy in patients.

Biologics currently used to treat Crohn’s disease include anti-TNFs and integrin inhibitors. Currently marketed anti-TNFs, such as Remicade® (Johnson & Johnson/Merck & Co., Inc.), Humira® (Abbot Laboratories) and Cimzia® (UCB S.A.), are used for the treatment of all stages of Crohn’s disease and represent the most widely utilized biologic therapy treatment. Although their safety profile permits chronic disease management, anti-TNFs lack long-term efficacy. According to Datamonitor, approximately one-third of patients on anti-TNFs fail to demonstrate efficacy. Integrin inhibitors are currently represented by only one marketed product, Tysabri® (Biogen Idec/Elan), which is reserved only for severe cases of Crohn’s disease if it is prescribed at all. Although Tysabri® provides superior efficacy to other treatment options as well as a monthly intravenous dosing regimen, there are ongoing safety concerns around opportunistic infections, such as progressive multifocal leukoencephalopathy, or PML. Fatalities have been associated with the ongoing administration of Tysabri®.

AZ05

Allozyne’s AZ05 program utilizes the VIGENÈRE biocipher™ to site-specifically conjugate cytotoxic drugs to monoclonal antibodies for the treatment of solid tumors. Through this site-specific attachment, the full biological activity of the antibody can be retained in order to provide a potent and highly targeted delivery of the cytotoxic drug to the solid tumors. The AZ05 program is currently in the discovery phase of development.

Allozyne’s Business Strategy

Allozyne’s objective is to design, develop and commercialize novel products with superior efficacy, convenience and safety, targeting autoimmune and inflammatory diseases and cancer. Allozyne’s business model is to reduce clinical development risks by generating product candidates directed toward biological targets that have been clinically validated. Allozyne believes its CAESAR and VIGENÈRE biociphering™ platforms are capable of generating product candidates efficiently, both in terms of time and capital. The key elements of Allozyne’s strategy are to:

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Customize Product Candidates to Improve Upon Currently Marketed and Development-Stage Therapeutics in Large Market Indications. Allozyne currently develops product candidates that are directed toward biological targets that have been clinically validated by either existing products or potential products in late-stage clinical trials. Utilizing its biociphering™ platforms, Allozyne is able to customize its product candidates and improve upon currently marketed and development-stage therapeutics.

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Develop Its Pipeline of Product Candidates. Allozyne intends to internally develop product candidates from its pipeline that fit within its therapeutic areas of expertise and that it believes it can develop successfully on its own or in conjunction with partners.

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Selectively Partner Its Product Candidates. In addition to internal development, Allozyne intends to leverage its resources by selectively partnering with larger pharmaceutical or biotech companies in the development and commercialization of product candidates.

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Selectively In-License Product Candidates. Allozyne intends to further expand its product pipeline by selectively in-licensing product candidates that fit within Allozyne’s therapeutic areas of expertise or are capable of being improved using its biociphering™ platforms.

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Maintain and Expand Its Proprietary Technology and Intellectual Property Position. Allozyne has two issued patents in the United States. Allozyne has three pending patent applications in the United States and seven in foreign jurisdiction covering certain composition of matter and selected methods of use for its novel compounds.

Competition

The pharmaceutical and biotechnology industries are intensely competitive, and any product candidate developed by Allozyne would likely compete with other drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as Allozyne’s product candidates. Many of these organizations have substantially greater financial, technical, manufacturing, marketing and personnel resources than those of Allozyne. Several have developed or are developing therapies that could be used for treatment of the same diseases that Allozyne is targeting. Allozyne’s ability to compete successfully depends largely on its ability to:

•	design and develop products that are superior to other products in the market;

•	successfully collaborate with others in the design, development and commercialization of new products;

•	attract and retain qualified scientific, medical, product development, commercial and sales and marketing personnel;

•	obtain patent and/or other proprietary protection for its processes, product candidates and technologies;

•	operate without infringing the patents and proprietary rights of third parties; and

•	obtain required regulatory approvals.

Allozyne expects to develop competitive advantages in product efficacy, safety, convenience, time to market and price. In order to compete successfully it will need to identify potential product candidates, secure the rights to and develop products and exploit these products commercially. In addition, Allozyne’s ability to compete may be affected if insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive to buyers from a cost perspective.

Allozyne believes its product development programs will be subject to significant competition from companies utilizing alternative technologies. In addition, as the principles of Allozyne’s product candidates become more widely known and appreciated based on patent and scientific publications and regulatory filings, Allozyne expects the field to become highly competitive. Pharmaceutical companies, biotechnology companies, and academic and research institutions may succeed in developing products based on the principles underlying its proprietary technologies earlier than Allozyne, obtaining approvals for such products from regulatory authorities more rapidly than Allozyne or developing products that are safer, more effective, or more cost effective than those under development or proposed to be developed by Allozyne.

Product Candidates for RRMS

If one or more of its product candidates is approved for the treatment of RRMS, Allozyne anticipates that its products would compete with other marketed therapeutics for the treatment of RRMS in this $9.0 billion market. Competitors would include Copaxone® (Teva/Sanofi), Avonex® (Biogen Idec), Rebif® (Merck KGaA/Pfizer), Betaseron®/Extavia® (Bayer/Novartis), Tysabri® (Biogen Idec/Elan), Gilenya® (Novartis) and other potential market entrants currently being evaluated in the late stage clinical pipeline.

Product Candidate for Crohn’s Disease

If its product candidate is approved for the treatment of Crohn’s disease, Allozyne anticipates that it would compete with other biologic therapies, including anti-TNFs, in this billion-dollar market. Biologics marketed for the treatment of Crohn’s disease include Remicade® (Johnson & Johnson/Merck & Co., Inc.), Humira® (Abbott Laboratories), Cimzia® (UCB S.A.), Tysabri® (Biogen Idec/Elan) and other potential market entrants currently being evaluated in the late stage clinical pipeline.

Intellectual Property

Allozyne relies on a combination of licensing agreements, patents, trademarks and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect its proprietary rights. The biociphering™ platforms, as practiced through CAESAR and VIGENÈRE, are licensed on an exclusive basis from the California institute of Technology until the expiration of the licensed patents and all divisional, continuation, reissues, and foreign counterparts thereof, in any case no earlier than 2021. The chemical high technology incorporated into proteins by the CAESAR and VIGENÈRE biociphering™ platforms is licensed on an exclusive basis from TSRI until the expiration of the licensed patents and all divisional, continuation, reissues, and foreign counterparts thereof, in any case no earlier than 2023.

License Agreement and Amendment—California Institute of Technology

In October 2005, Allozyne entered into a license agreement with the California Institute of Technology, or Caltech, for an exclusive worldwide license to certain patent rights and improvement patent rights and a nonexclusive license to certain technology, all relating to the incorporation of non-natural amino acids into proteins. The license agreement provides for royalty payments for direct sales and sublicensing revenues. Royalty rates are in the low single digits for direct sales and in the low twenties for indirect sales. Allozyne is required to pay a minimum annual royalty of $20,000 beginning on the third anniversary of the effective date and each subsequent anniversary thereafter regardless of whether any product sales are made. In addition, Allozyne issued 416,429 shares of Allozyne’s common stock to Caltech in connection with the consummation of Allozyne’s Series B preferred stock financing. The term of the license agreement will continue until the expiration, revocation, invalidation or unenforceability of the patents covered by the license agreement.

In February 2007, Allozyne entered into an amendment to the license agreement with Caltech. This amendment grants Allozyne all improvement rights to technology covered in the original license for a period of four years. In consideration for these additional rights, Allozyne paid $273,000 and agreed to grant Caltech 110,000 shares of common stock upon the completion of various milestones. None of such milestones were met and no grants of common stock were made as of August 15, 2011.

License Agreement—Scripps

In June 2010, Allozyne entered into a license agreement with TSRI for an exclusive, sub-licensable worldwide license to make, use, sell and import therapeutic and diagnostic products that are generated using a proprietary chemical reaction that is the basis for Allozyne’s chemical hinge technology. In exchange, Allozyne issued 25,000 shares of common stock. The license agreement provides for royalty rates in the low single digits for direct and indirect sales and milestone payments of up to $1.9 million upon the achievement of certain development and regulatory milestones during the term of the agreement. In addition, Allozyne is required to pay annual payments of $20,000 beginning in 2011, which will increase to $30,000 beginning in 2014; all such payments will be credited against royalty payments in such year. The term of the license agreement will continue, unless earlier terminated per the terms of the agreement, or until the expiration, revocation, invalidation or unenforceability of the patents covered by the license agreement.

License Agreement and Amendment—Sigma-Aldrich Inc.

In September 2007, Allozyne entered into a license agreement with Sigma-Aldrich, Inc. for an exclusive worldwide license to certain patent rights relating to methods of modifying proteins and peptides. In consideration of the license and rights granted, Allozyne issued to Sigma-Aldrich a warrant to purchase a total of 100,000 shares of common stock at $0.10 per share, valued at $3,000. Allozyne is required to make royalty payments on sales of future licensed product and milestone payments ranging from $25,000 to $300,000 over the life of the license agreement upon the achievement of certain development milestones. Royalty rates are in the low single digits for direct and indirect sales of certain licensed products, upper single digits for direct sales of certain licensed products and mid-twenties for indirect sales of certain licensed products. The term of the license agreement will continue, unless earlier terminated per the terms of the license agreement, until the later of the time at which there are no valid claims and all patent applications contained within the license agreement have been abandoned, lapsed or expired, or there are no more royalties payable to Sigma-Aldrich, Inc. No amount has been due or paid under the license agreement from its inception through August 15, 2011.

Patents and Patent Applications

As of June 30, 2011, Allozyne held two U.S. patents and three U.S. patent applications pending, as well as seven foreign patent applications, each of which corresponds to aspects of Allozyne’s U.S. patents and patent applications. Allozyne’s issued U.S. patents expire no earlier than 2027. Allozyne’s issued patents and patent applications relate primarily to AZ01 and the CAESAR biocipher™ platform. In addition, Allozyne has three registered U.S. trademarks and has four U.S. trademark applications pending.

Because of the length of time and expense associated with bringing new products through development and the regulatory approval process, pharmaceutical and biotechnology companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes.

Allozyne intends to seek patent protection for appropriate proprietary technologies by filing patent applications when possible in the United States and selected other jurisdictions. Allozyne’s policy is to seek patent protection for the inventions that it considers important to the development of its business. Allozyne intends to continue using its scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions to enhance its intellectual property position in the areas that are important to the development of its business. Allozyne has applied, and is applying for, patents directed to its biociphering™ platforms, including CAESAR and VIGENÈRE, and product candidates, as well as other aspects of its technology both in the United States and, when appropriate, in other jurisdictions.

Even if Allozyne is granted patents by government authorities or obtains the right to intellectual property by other entities through licensing, its patents may not provide significant protection, competitive advantage or commercial benefit. The validity and enforceability of patents issued to pharmaceutical and biotechnology companies has proven highly uncertain, and legal considerations surrounding the validity of patents in the fields of pharmaceuticals and biotechnology are in transition. Allozyne cannot provide assurance that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. In addition, Allozyne cannot provide assurance as to the degree and range of protections any of its patents, if issued, may afford Allozyne or whether patents will be issued. For example, patents issued to Allozyne may be subjected to further governmental review which may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Further, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, Allozyne cannot provide assurance that it was the first creator of inventions covered by its pending patent applications, or that it was the first to file patent applications for these inventions.

Many pharmaceutical and biotechnology companies and university and research institutions have filed patent applications or have received patents in Allozyne’s areas of product development. Many of these entities’ applications, patents and other intellectual property rights could prevent Allozyne from obtaining patents or could call into question the validity of any of its patents, if issued, or could otherwise adversely affect the ability to develop, manufacture or commercialize product candidates. If use of technology incorporated into or used to produce Allozyne’s product candidates is challenged, or if a conflicting patent issued to others is upheld in the courts or if a conflicting patent application filed by others is issued as a patent and is upheld, Allozyne may be unable to market one or more of its product candidates, or it may be required to obtain a license to market those product candidates. To contend with these possibilities, Allozyne may have to enter into license agreements in the future with third parties for technologies which may be useful or necessary for the manufacture or commercialization of some of its product candidates. In addition, Allozyne routinely engages in discussions with academic and commercial entities that hold patents on technology or processes that Allozyne may find necessary in order to engage in some of its activities. Allozyne cannot, however, assure you that these licenses, or any others that it may be required to obtain to market its product candidates, will be available on commercially reasonable terms, if at all, or that Allozyne will be able to develop alternative technologies if it cannot obtain required licenses.

Allozyne is not aware of any third-party infringement of the patents it holds. To protect Allozyne’s rights to any of its patents, if issued, and proprietary information, Allozyne may need to litigate against infringing third parties, or otherwise avail itself of the courts or participate in administrative proceedings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming, and Allozyne cannot provide assurance that the deciding authorities will rule in its favor. An unfavorable decision could allow third parties to use Allozyne’s technology without being required to pay it licensing fees or may compel it to license needed technologies to avoid infringing third-party patent and proprietary rights. Although Allozyne believes it would have valid defenses to allegations that its current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, Allozyne cannot be certain that a third party will not challenge its position in the future. Even if some of these activities were found to infringe a third party’s patent rights, Allozyne may be found to be exempt from infringement under 35 U.S.C. § 271(e) to the extent that these are found to be pre-commercialization activities related to it seeking regulatory approval for a product candidate. The scope of protection under 35 U.S.C. § 271(e), however, is uncertain and Allozyne cannot provide assurance that any defense under 35 U.S.C. § 271(e) would be successful. Further, the defense under 35 U.S.C. § 271(e) is only available for pre-commercialization activities, and could not be used as a defense for sale and marketing of any of its product candidates. There has been, and Allozyne believes that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights.

Third parties could bring legal actions against Allozyne claiming it infringes their patents or proprietary rights, and seek monetary damages or enjoin clinical testing, manufacturing and marketing of the affected product or products. If Allozyne becomes involved in any litigation, it could consume a substantial portion of its resources, and cause a significant diversion of effort by Allozyne’s technical and management personnel regardless of the outcome of the litigation. If any of these actions were successful, in addition to any potential liability for damages, Allozyne could be required to obtain a license to continue to manufacture or market the affected product, in which case it may be required to pay substantial royalties or grant cross-licenses to its patents. Allozyne cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, Allozyne could be prevented from commercializing a product, or forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material and adverse effect on Allozyne’s business, financial condition, and results of operations. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

Allozyne is aware that Biogen Idec, a potential competitor, is currently asserting in litigation that several of the largest pharmaceutical companies, including Bayer, Novartis and Pfizer, are infringing a patent owned by Biogen Idec (U.S. Patent No. 7,588,755) relating to interferon beta used in multiple sclerosis treatments. One or more of the parties in the litigation have asserted that Biogen Idec’s patent is invalid, but Allozyne cannot predict the outcome of this litigation. If the Biogen Idec patent is not invalidated, Biogen Idec may assert this patent against Allozyne in connection with commercialization of its AZ01 and related products in an infringement action, and Allozyne may become involved in costly litigation. While Allozyne may have other defenses to this action, Allozyne cannot be certain that it would prevail over Biogen Idec in such defenses, and a negative outcome could have a material adverse effect on Allozyne’s ability to commercialize AZ01 and related products. If Allozyne were not to prevail, it would be required to obtain a license under one or more Biogen Idec patents. Allozyne cannot be certain that it would be able to obtain such a license, or that it could do so on commercially acceptable terms.

Allozyne is also aware of a number of patents owned by Nektar Therapeutics, Inc. (U.S. Patent Nos. 7,026,440, 7,786,221 and 7,872,072) that relate to certain forms of PEG conjugates with bioactive ingredients. Nektar may assert one or more of these patents against Allozyne in connection with commercialization of its AZ01 and related products in an infringement action, and Allozyne may become involved in costly litigation. While Allozyne may have defenses to this action, Allozyne cannot be certain that it would prevail over Nektar in such defenses, and a negative outcome could have a material adverse effect on Allozyne’s ability to commercialize AZ01 and related products. If Allozyne were not to prevail, it would be required to obtain a license under one or more Nektar patents. Allozyne cannot be certain that it would be able to obtain such a license, or that it could do so on commercially acceptable terms.

While Allozyne pursues patent protection and enforcement of its product candidates and aspects of its technologies when appropriate, it also relies on trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. To protect this competitive position, Allozyne regularly enters into confidentiality and proprietary information agreements with third parties, including employees, suppliers and collaborators. Allozyne’s employment policy requires each new employee to enter into an agreement that contains provisions generally prohibiting the disclosure of confidential information to anyone outside of Allozyne and providing that any invention conceived by an employee within the scope of his or her employment duties is Allozyne’s exclusive property. Furthermore, Allozyne’s know-how that is accessed by third parties through collaborations and research and development contracts and through its relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. Allozyne cannot, however, assure you these protective arrangements will be honored by third parties, including employees, suppliers and collaborators, or that these arrangements will effectively protect Allozyne’s rights relating to unpatented proprietary information, trade secrets and know-how. In addition, Allozyne cannot provide assurance that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its proprietary information and technologies.

Manufacturing

Allozyne does not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of its product candidates. Allozyne currently relies on a small number of third-party manufacturers to produce its compounds and expects to continue to do so to meet the clinical requirements of its product candidates and for all of its commercial needs. Allozyne’s product candidates are currently manufactured in E. coli and mammalian cell expression systems from readily available starting materials. To the extent that AZ01 and AZ17 advance through clinical trials, and to the extent Allozyne brings its future product candidates into clinical trials and partners the development and commercialization of any of the product candidates, Allozyne and its existing and prospective partners will be required to assess the manufacturing needs of the product candidates for clinical requirements as well as for commercial production. Allozyne may need to obtain one or more licenses to intellectual property rights held by third parties in order to manufacture each of its product candidates. While such licenses may be available, they may not be available on terms that are commercially acceptable to Allozyne or its existing or prospective partners. Should such licenses prove unavailable, Allozyne may choose to modify its manufacturing processes to use alternative manufacturing methods. Such modifications may result in greater expenditures of capital by Allozyne or its partners, delay commercialization, or prevent Allozyne or its partners from successfully commercializing Allozyne’s product candidates.

Allozyne relies and expects to continue to rely on a number of contract manufacturers to produce sufficient quantities of its product candidates in accordance with current good manufacturing practices, or cGMP, for use in clinical trials. Allozyne will ultimately depend on contract manufacturers for the manufacture of its products for commercial sale, which manufacturers are subject to extensive government regulation.

Government Regulation

Government authorities in the United States at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing, and export and import of immunopharmaceutical products such as those Allozyne is developing.

United States Government Regulation

In the United States, the information that must be submitted to the FDA in order to obtain approval to market a new drug varies depending on whether the drug is a new product whose safety and effectiveness has not previously been demonstrated in humans or a drug whose active ingredients and certain other properties are the same as those of a previously approved drug. A new biologic will follow the Biologics License Application, or BLA, route for approval, a new drug will follow the NDA route for approval, and a drug that claims to be the same as an already approved drug may be able to follow the Abbreviated New Drug Application route for approval.

Biologics License Application Approval Process

In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug and Cosmetic Act and, in the case of biologics, under the Public Health Service Act, and the FDA’s implementing regulations. If Allozyne fails to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, Allozyne may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on Allozyne.

The major steps required before a biologic drug may be marketed in the United States include:

•	completion of laboratory tests and animal studies under the FDA’s good laboratory practices regulations;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication;

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submission to the FDA of a BLA which includes the results of all required preclinical animal studies, laboratory tests, clinical trials, and data relating to the product’s pharmacology, chemistry, manufacture and control;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP; and

•	FDA review and approval of the BLA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Long-term preclinical tests, such as animal tests for reproductive toxicity and carcinogenicity, may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND, in which case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not guarantee that the FDA will allow clinical trials to commence. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the trial subjects.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials must be conducted in compliance with federal regulations, good clinical practices, or GCPs, and under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each clinical protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent institutional review board, or IRB, before it can begin at that site. An IRB may require the clinical trial be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Phase 1 clinical trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance and pharmacodynamics and, if possible, to gain an early indication of its efficacy.

Phase 2 clinical trials usually involve controlled trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase 3 clinical trials usually further evaluate clinical efficacy and further test for safety in an expanded patient population. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within any specified period, if at all. The FDA or Allozyne, or Allozyne’s partners may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Prior to conducting Phase 3 trials, an applicant may seek a special protocol assessment, which is an agreement between an applicant and the FDA on the design and size of clinical trials that are intended to form the basis of a BLA.

Assuming successful completion of the required clinical trials, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture, and control criteria of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure, and potent and whether the facility in which it is manufactured, processed, packed, or held meets standards designed to ensure the product’s continued safety, purity and potency. The FDA also reviews a BLA to determine whether a product is safe and effective for its intended use.

Before approving an application, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Before approving a BLA, the FDA will also typically inspect one or more clinical sites to ensure compliance with GCP.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, if at all. Allozyne may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approvals, which could delay or preclude Allozyne from marketing its product candidates. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of its product candidates. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Priority Review

The FDA has established priority and standard review classifications for original BLAs and NDAs and efficacy supplements. The classification of an application indicates the anticipated time frame for FDA review of completed marketing applications. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing certain BLAs and NDAs upon receipt and throughout the FDA application review process.

Under FDA policies, a biologic or drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete BLA, as applicable, is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. Even if a BLA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy. In addition, priority review does not guarantee that a product candidate will receive regulatory approval.

Post-Approval Requirements

After regulatory approval of a product is obtained, Allozyne would be required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post-marketing clinical trials or surveillance to monitor the product’s safety or efficacy.

In addition, holders of an approved BLA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new BLA/NDA or BLA/NDA supplement before the change can be implemented. A BLA/NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA/NDA supplements as it does in reviewing BLAs/NDAs.

Quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, biologics and drug companies and their manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Foreign Regulation

In addition to regulations in the United States, Allozyne will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its product candidates. Whether or not Allozyne obtains FDA approval for a product candidate, Allozyne must obtain approval by the comparable regulatory authorities of foreign countries before it can commence clinical trials or marketing of the product candidate in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, a marketing authorization for a medical product derived from biotechnology processes must be submitted under a centralized procedure, which provides for the grant of a single marketing authorization that is valid for all European Union member states.

Reimbursement

Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. It will be time consuming and expensive for Allozyne to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow Allozyne to sell its products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, sets forth the requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of Allozyne’s products. The MMA also introduced a new reimbursement methodology. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

Allozyne expects there will continue to be a number of federal and state proposals to implement governmental pricing controls. While Allozyne cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on Allozyne’s business, financial condition and profitability.

Employees

As of August 15, 2011, Allozyne had 20 full-time employees, 11 of whom held Ph.D. or M.D. degrees and 16 of whom were engaged in full-time research and development activities. None of Allozyne’s employees is represented by a labor union and Allozyne considers its employee relations to be good.

Properties

In November 2007, Allozyne entered into a lease agreement with Alexandria Real Estate Equities, Inc., a related-party investor, for 12,796 square feet of office and laboratory space at a new facility in Seattle, Washington. The lease commenced in March 2008 and expires on March 31, 2018. In October of 2008, Allozyne amended the lease agreement to add an additional 2,486 square feet, which is referred to as the Expansion Space, in the same building. In July 2009, Allozyne amended the lease agreement to surrender the Expansion Space back to the landlord on August 31, 2009. In connection with this amendment, Allozyne agreed to retake the Expansion Space on September 1, 2012. The lease agreement contains an annual rent adjustment of the greater of 3% or the increase in the consumer price index not to exceed 5%. Lease payments for this facility are expected to be approximately $680,000 for the year ending December 31, 2011. There is a one-time option for an early lease termination at the eighth year. Under the lease, Allozyne has one option to extend the lease for either an additional three-year or five-year term. Allozyne believes that the facilities it currently leases are sufficient for its anticipated near-term needs.

Legal Proceedings

On June 27, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard, its board of directors, a wholly-owned subsidiary of Poniard and Allozyne. The action, titled Aronheim v. Poniard Pharmaceuticals, Inc., et al. (Case Number: CGC-11-512033), alleges in summary that, in connection with the proposed merger with Allozyne, the members of the Poniard board of directors breached their fiduciary duties by purportedly conducting an unfair sale process and agreeing to an unfair sale price, and by purportedly engineering the proposed merger to provide them with improper personal benefits. The action also alleges that Poniard and Allozyne aided and abetted the Poniard board members’ purported breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, a declaration that the merger agreement was entered into in breach of the Poniard board members’ fiduciary duties, rescission of the merger agreement, an injunction against the proposed merger, a directive that the Poniard board members exercise their fiduciary duties to obtain a transaction that is in the best interests of Poniard’s shareholders, the imposition of a constructive trust in favor of the plaintiff and the class upon any benefits improperly received by the Poniard board members as a result of their purportedly wrongful conduct and fees and costs. Poniard, its board of directors and Allozyne believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

Additional lawsuits could be filed, and the allegations in the above lawsuit may be amended.

Securities Authorized for Issuance Under Allozyne’s Equity Compensation Plan

The following table presents information as of December 31, 2010, with respect to Allozyne’s compensation plans, including individual compensation arrangements under which equity securities of Allozyne are authorized for issuance to employees and non-employees of Allozyne, such as directors, lenders, consultants, and advisors:

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans
Approved by Security Holders (1)	5,718,112	$0.18	1,393,050
Equity Compensation Plans
Not Approved by Security Holders	—	$—	—

Total	5,718,112	$0.18	1,393,050

(1)	Includes Allozyne’s 2005 Option Plan. For a description of the 2005 Option Plan, see Note 7 to the notes to the consolidated financial statements of Allozyne.

Corporate Background

Allozyne was incorporated in the state of Delaware in 2004. Allozyne’s principal executive offices are located at 1600 Fairview Ave. E., Suite 300, Seattle, Washington 98102. Its telephone number is (206) 518-5700.

ALLOZYNE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with Allozyne’s financial statements and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation. This discussion and analysis contains forward-looking statements about Allozyne’s business and operations, based on current expectations and related to future events and Allozyne’s future financial performance, that involve risks and uncertainties. Allozyne’s actual results may differ materially from those it currently anticipates as a result of many important factors, including the factors described under “Risk Factors” and elsewhere in this proxy statement/prospectus/consent solicitation.

Overview

Allozyne is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Allozyne’s current product development efforts are based on its proprietary biocipher™ technology platforms which allow for the union of biological protein engineering and medicinal chemistry in order to create novel and enhanced protein therapeutics. The technology underlying Allozyne’s biocipher™ platforms is comprised of three components:

•	the ability to site-specifically modify the amino acid sequence of any protein;

•	the ability to insert stable chemical hinges into these modified sites within the protein; and

•	the utilization of these hinges to attach bioconjugates such as polymers, toxic drugs, and antibodies in order to create novel and enhance existing protein therapeutics.

Allozyne’s mission is to leverage its platform technologies to develop best-in-class and first-in-class product candidates customized to optimize safety, efficacy and dosing convenience, drug characteristics that Allozyne believes may lead to enhanced patient compliance and disease modification.

Allozyne’s biocipher™ platforms allow for the modification of proteins that are manufactured in both Escherichia coli, or E. coli, and mammalian cells. The CAESAR biocipher™ uses E. coli expression systems, and the VIGENÈRE biocipher™ uses mammalian expression systems. Another distinction between the biociphers™ is that the CAESAR biocipher™ allows for site-specific substitution of a non-natural amino acid in exchange for a naturally occurring amino acid anywhere along the protein sequence. In contrast, the VIGENÈRE biocipher™ allows for a site-specific addition of a non-natural amino acid anywhere along the protein sequence.

The non-natural amino acids serve as chemical hinges to subsequently attach a multitude of bioconjugates designed to optimize the therapeutic performance of the protein. Bioconjugation is accomplished through a specific set of medicinal chemistry tools that enable the attachment of various bioconjugates such as polyethylene glycol, or PEG, antibody Fc domains and other therapeutic drugs such as cancer chemotherapeutics.

Allozyne’s lead product candidate, AZ01, is a next-generation long-acting interferon beta for the treatment of RRMS. Through the application of the CAESAR biocipher™, a PEG polymer is attached to the modified interferon beta creating a long-acting version of this molecule. Allozyne believes AZ01’s therapeutic profile has the potential to result in a less frequent dosing regimen, superior tolerability, and greater efficacy, thereby improving patient compliance. Allozyne has completed a Phase 1a single ascending dose trial for AZ01 in normal healthy volunteers. The results of the Phase 1a trial showed that AZ01 was generally safe and tolerable and exhibited a longer half life than currently marketed interferon beta drugs. A Phase 1b multiple ascending dose trial in normal healthy volunteers is currently under way and will evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic response of AZ01 in normal healthy volunteers with subcutaneous administrations of AZ01 at two- and four- week intervals. Patient dosing commenced in June 2011, and Allozyne expects to receive results from this trial in the fourth quarter of 2011.

Allozyne’s second product candidate, AZ17, is a bispecific antibody under investigation for the treatment of various autoimmune and inflammatory diseases, including Crohn’s disease and RRMS. Through the application of the CAESAR biocipher™, a PEG polymer is used to link two single-chain variable fragments, or scFvs, of antibodies that target separate upstream and downstream cytokines in the Th17 inflammatory pathway. This pathway is thought to play a key role in the pathogenesis of multiple autoimmune and inflammatory diseases. Unlike currently approved drugs for treatment of Crohn’s disease and RRMS, AZ17 is not expected to be broadly immunosuppressive. Instead, AZ17 is designed to specifically inhibit the pathological inflammatory process without suppressing the normal immune response. AZ17 is currently in preclinical development.

Allozyne’s AZ05 program utilizes the VIGENÈRE biocipher™ to site-specifically conjugate cytotoxic drugs to monoclonal antibodies for the treatment of solid tumors. Through this site-specific attachment, the full biological activity of the antibody can be retained in order to provide a potent and highly targeted delivery of the cytotoxic drug to the solid tumors. The AZ05 program is currently in discovery phase of development.

On June 22, 2011, Allozyne entered into an Agreement and Plan of Merger and Reorganization with Poniard and Merger Sub, which provides for the merger of Merger Sub with and into Allozyne, with Allozyne surviving the merger and becoming a wholly owned subsidiary of Poniard. Upon the terms and subject to the conditions set forth in the merger agreement, Poniard will issue shares of its common stock to Allozyne stockholders based on an exchange ratio to be determined prior to closing of the transaction. Under the exchange ratio formula in the merger agreement, the former Allozyne stockholders are expected to own in the aggregate approximately 65% of the combined company, and the former Poniard shareholders are expected to own in the aggregate approximately 35% of the combined company, each on a fully diluted basis. The exact percentages will reflect Poniard’s and Allozyne’s respective net cash or net debt as well as financing as of the closing of the merger, as defined and calculated under the merger agreement. If the merger is consummated, the combined company will be renamed Allozyne, Inc. and will be based in Seattle, Washington. The transaction has been approved by the Board of Directors of both companies and is subject to customary closing conditions, including the approval of the stockholders of Allozyne and the shareholders of Poniard. The merger is expected to close in the third quarter of 2011.

Since its formation, Allozyne has received funding of approximately $43.9 million, through private placements of preferred stock and convertible promissory notes, which has been used to develop biociphering™ platforms in order to build a pipeline of potential protein therapeutic product candidates that demonstrate the vast application and breadth of the CAESAR and VIGENÈRE biociphering™ platforms while focusing on addressing areas of unmet medical need in autoimmune and inflammatory diseases and cancer. During the years ended December 31, 2009 and 2010, Allozyne has expended $6.7 million and $6.9 million, respectively, on research and development activities.

Allozyne has not generated any significant revenues since its inception in March 2004. Due to the time required to conduct clinical trials and obtain regulatory approval for any of Allozyne’s product candidates, Allozyne anticipates it will be some time before it generates any substantial revenues, if ever.

The continued research and development of Allozyne’s product candidates will require significant additional expenditures, including for preclinical studies, clinical trials and manufacturing costs, and the expenses of seeking regulatory approval. Allozyne relies on third parties to conduct a significant portion of its preclinical studies, all of its clinical trials and all of the manufacturing of current Good Manufacturing Process, or cGMP, material. Allozyne expects expenditures associated with these activities to increase in future years as Allozyne continues developing its product candidates.

Allozyne has incurred significant net losses since inception and Allozyne expects to continue to experience significant losses as Allozyne invests in the development of its product candidates. As of June 30, 2011, Allozyne’s accumulated deficit was $49.6 million. Allozyne’s net losses were $8.5 million, $8.9 million and $14.2 million in the years ended December 31, 2010, 2009 and 2008, respectively. Allozyne expects its net losses to increase in the future as it continues its existing and anticipated preclinical studies, manufacturing, and clinical trials, expands its research and development efforts, and adds the necessary infrastructure to support operating as a publicly-held company following the merger with Poniard.

Taking into account Allozyne’s projected operating results, Allozyne believes that its current cash and cash equivalents balances will provide adequate resources to fund operations into the fourth quarter of 2011. However, there is no assurance Allozyne can achieve its projected operating results. The key assumption underlying this estimate is that expenditures related to salaries and wages, continued preclinical, manufacturing, and clinical development of its product candidates and legal and accounting fees associated with the merger with Poniard during this period will be within forecasted levels. Allozyne’s forecast, however, reflects use of available cash only to fund current operations and does not include additional costs of a liquidation and winding up of the company if it is unable to raise additional funds or if it is unable to complete the merger with Poniard. These costs may be substantial and would include severance and accrued vacation expenses, accelerated payments due under existing contracts, and legal and accounting fees. Allozyne can provide no assurance that it will have sufficient cash to cover these additional costs.

The amount of capital Allozyne will require in the future will depend on many factors, including:

•	the ability to raise capital in the debt/equity markets or through strategic partnerships;

•	the costs and timing associated with the closing of the merger;

•	the scope, rate of progress, results and costs of its preclinical testing, clinical trials, and other research and development activities;

•	the hiring of a number of new employees at salary levels consistent with its estimates to support operating as a publicly-held company following the merger;

•	the number of programs Allozyne pursues;

•	the cost of preparing, filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

•	the cost of establishing clinical and commercial supplies of its product candidates;

•	the extent to which Allozyne acquires or invests in businesses, products, or technologies; and

•	the cost, timing, and outcomes of regulatory approvals.

Further, it may be necessary for Allozyne to raise additional capital in order to meet the minimum cash and cash equivalents condition to complete the merger. Allozyne’s current financial condition may make securing additional capital extremely difficult. If Allozyne is unable to secure additional capital to fund working capital and capital expenditure requirements or complete the merger with Poniard in a timely manner, Allozyne may be forced to explore liquidation alternatives, including seeking protection from creditors through the application of bankruptcy laws. These factors, among others, raise substantial doubt about its ability to continue as a going concern.

Allozyne’s consolidated financial statements for the year ended December 31, 2010, contained in this proxy statement/prospectus/consent solicitation have been prepared assuming Allozyne will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a reasonable period following the date of such financial statements. Allozyne’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. The report of Allozyne’s independent auditors contains a statement expressing substantial doubt regarding Allozyne’s ability to continue as a going concern.

Critical Accounting Policies and Significant Judgments and Estimates

Allozyne’s management’s discussion and analysis of financial condition and results of operations are based on its financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Allozyne to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. Allozyne bases its estimates on historical experience and on other factors that Allozyne believes are reasonable under the circumstances. An accounting policy is considered to be critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. Although Allozyne believes its judgments and estimates are appropriate, actual results may differ from those estimates.

Allozyne’s significant accounting policies are described in Note 2 to its financial statements included in this proxy statement/prospectus/consent solicitation. Of Allozyne’s significant accounting policies, Allozyne believes that the following accounting policies relating to preclinical study, clinical trial and manufacturing accruals, stock-based compensation and warrants to purchase convertible preferred stock are the most critical to understanding and evaluating its reported financial results.

Preclinical Study, Clinical Trial and Manufacturing Accruals

Allozyne estimates its preclinical study, clinical trial and manufacturing accrued expenses based on its estimates of the services received pursuant to contracts with multiple research organizations and contract manufacturers that conduct, manage and provide materials for preclinical studies and clinical trials on its behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Research and development costs are expensed as the related goods are delivered or the related services are performed. Allozyne’s preclinical study, clinical trial and manufacturing expenses include fees paid to the following:

•	contract research organizations in connection with preclinical studies;

•	clinical research organizations and other clinical sites in connection with clinical trials; and

•	contract manufacturers in connection with the production of components and drug materials for preclinical studies and clinical trials.

Allozyne records accruals for these preclinical study, clinical trial and manufacturing expenses based on the estimated amount of work completed. All such costs are included in research and development expenses based on these estimates. Costs of setting up a preclinical study or clinical trial are expensed as the related services are performed. If Allozyne has incomplete or inaccurate information, Allozyne may, however, underestimate or overestimate activity levels associated with various preclinical studies and clinical trials at a given point in time. In the event Allozyne underestimates such activity levels, Allozyne could record significant research and development expenses in future periods when the actual activity level becomes known. Allozyne makes good-faith estimates that it believes to be accurate, but the actual costs and timing of preclinical studies, clinical trials and manufacturing runs are highly uncertain, subject to risks, and may change depending on a number of factors, including Allozyne’s clinical development plan. If any of Allozyne’s product candidates enter Phase 2 or Phase 3 clinical trials, the process of estimating clinical trial costs will become more difficult because the trials will involve larger numbers of patients and clinical sites. No material changes to estimates for preclinical study, clinical trial and manufacturing expenses were made in the years ended December 31, 2010 and 2009 or in the six-month periods ended June 30, 2011 and 2010.

Stock-Based Compensation

Allozyne measures compensation expense for all share-based awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. Allozyne uses the Black-Scholes option-pricing model to determine the fair-value for awards and recognizes compensation expense on a straight-line basis over the awards’ vesting periods. Allozyne’s management has determined the Black-Scholes fair value of Allozyne’s stock option awards and related share-based compensation expense with the assistance of third-party valuation specialists. Determining the fair value of stock options at the grant date requires the use of highly subjective assumptions, including the expected term of the option and the expected volatility of Allozyne’s stock price. The determination of the grant date fair value of options using an option-pricing model is affected by Allozyne’s estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. In valuing Allozyne’s options, Allozyne makes assumptions about risk-free interest rates, dividend yields, volatility, and weighted-average expected lives, of the options. In addition, Allozyne estimates forfeitures of options at the grant date based on its historical forfeiture rate since the initial plan’s inception and revises the estimate if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Risk-free rate. Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date.

Expected dividend yields. Expected dividend yields are based on Allozyne’s historical dividend payments, which have been zero to date.

Volatility. Absent a public market for its shares, Allozyne has historically estimated volatility of its share price based on the published historical volatilities of industry peers in the protein based therapeutics space in which Allozyne operates.

Expected term. Allozyne estimates the weighted-average expected life of options as the average of the vesting option schedule and the term of the award, which is known as the simplified method, since, due to the limited period of time share-based awards have been exercisable, Allozyne does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The actual contractual term was used for purposes of estimating the expected term for non-employees.

Forfeiture rate. Forfeiture rates are estimated using historical actual forfeiture trends as well as Allozyne’s judgment of future forfeitures. These rates are evaluated at least annually and any change in compensation expense is recognized in the period of the change. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from Allozyne’s current estimates, such amounts will be recorded as a cumulative adjustment in the period in which the estimates are revised. Allozyne considers many factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from management’s current estimates.

Valuation of common stock. The following table sets forth the exercise prices of options granted in 2009 and 2010, and the fair value of Allozyne common stock, as determined by Allozyne’s board of directors, on the dates of the option grants:

Date of Option Grant	Number of Shares	Exercise Price	Fair Value per Share on grant date
May 28, 2009	188,000	$0.17	$0.17
May 18, 2010	207,200	$0.23	$0.23
August 4, 2010	40,000	$0.23	$0.23
September 21, 2010	35,800	$0.23	$0.23
December 2, 2010	40,000	$0.23	$0.23

There were no option grants during the six months ended June 30, 2011.

On each of the above dates, Allozyne granted its employees stock options at exercise prices equal to the estimated fair value of the underlying common stock, as determined on a contemporaneous basis by Allozyne’s board of directors with input from management and independent valuation firms. Without a public market for Allozyne’s common stock, Allozyne’s board of directors determined the fair value of its common stock on each grant date by considering a number of objective and subjective factors, including:

•	the per share value of any recent preferred stock financing and the amount of convertible preferred stock liquidation preferences;

•	the illiquid nature of Allozyne’s common stock and the opportunity for any future liquidity events;

•	Allozyne’s current and historical projections;

•	Allozyne’s achievement of milestones;

•	Allozyne’s competitive position within the RRMS market and protein therapeutics space;

•	general market conditions in the life sciences sector as well as in the broader economy;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to Allozyne; and

•	the present value of possible future cash flows.

To assist it in determining the fair value of its common stock, Allozyne obtained valuation analyses prepared by third-party valuation firms. In obtaining these third-party valuation analyses of its common stock, Allozyne’s management provided the third-party valuation firms with projections for revenue and expenses on a cash basis, information about Allozyne’s prospects, and Allozyne’s performance and economic and financial market conditions, which the valuation firms used, along with other information, to perform the valuation analysis.

To determine the fair value of its common stock as of each valuation date, Allozyne estimated its enterprise value and allocated its enterprise value to its series of preferred stock and common stock. The approaches, methodologies and assumptions utilized by Allozyne’s board of directors were consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide.

Allozyne determined its enterprise value based on the market approach, using the guideline public company method and the guideline transaction method, and on the income approach, using the discounted cash flow method.

Under the guideline public company method, Allozyne derived its enterprise value by applying valuation multiples of comparable publicly held biotechnology companies or acquired biotechnology companies to certain of Allozyne’s historical and forecasted financial metrics. The comparable publicly held companies were NeurogesX, Inc., Pharmasset, Inc., Orexigen Therapeutics, Inc., Optimer Pharmaceuticals, Inc., Synta Pharmaceuticals, and Molecular Insight Pharmaceuticals, Inc., and the comparable acquired companies were Enzon Pharmaceuticals, Inc., Memory Pharmaceuticals, Inc., Prestwick Pharmaceuticals, Inc., Cogenesys, Inc., Evogenix Pty, Ltd., Hypnion, Inc. and Syntonix Pharmaceuticals, Inc. Under the guideline transaction method, Allozyne derived its enterprise value from recent cash transactions with independent third parties involving Allozyne’s equity securities.

Under the discounted cash flow method, which Allozyne used in 2010 only, Allozyne determined the present value of its estimated future cash flows, using revenues of drugs comparable to AZ01, by applying an appropriate discount rate, such as a weighted average cost of capital. The comparable drugs were Tysabri®, Betaseron®, Rebif®, Avonex® and Copaxone®. As there is inherent uncertainty in making these estimates, Allozyne assessed the risks associated with achieving the forecasts in selecting an appropriate discount rate of 20%. If a different discount rate had been used, the valuations would have been different.

Allozyne then allocated its estimated enterprise value to its series of preferred stock and its common stock based on the probability-weighted expected return method, or PWERM, and the option-pricing method, or OPM. These equity allocation methods account for the preferential rights of holders of preferred stock, such as liquidation preferences and conversion rights. Under these equity allocation methods, Allozyne treated preferred stock as equivalent to common stock when its enterprise value exceeded the liquidation preferences of its preferred stock.

Under the OPM, Allozyne treated common stock, preferred stock and other equity instruments as call options on Allozyne’s enterprise value, as this equity allocation model relies on the principle that any group of stakeholders in a company has the option to acquire the company by paying the remaining stakeholders a fair price for their securities. The options were valued using the Black-Scholes formula, which required Allozyne to estimate the volatility of the price of Allozyne’s equity securities. Estimating the volatility of Allozyne’s stock price is complex because there is no readily available market price for Allozyne’s stock. Therefore, Allozyne based the volatility of its stock on the volatility of the stocks of comparable publicly held companies. Had Allozyne used different estimates of volatility, the allocations between preferred and common stock would have been different.

Under the PWERM, Allozyne estimated the present value of its common stock based upon the anticipated timing of potential liquidity events, such as an initial public offering, a strategic merger or sale after successful Phase 1 trials in 2010, a strategic merger or sale after successful Phase 2 trials in 2012, a dissolution in which holders of preferred stock receive back their investment, or a dissolution in which holders of preferred stock receive back one-fourth of their investment. The anticipated timing and likelihood of each liquidity event were based on the plans of Allozyne’s board of directors and management as of the respective valuation dates. Allozyne estimated the future value of its enterprise under each liquidity event using both an income approach and market approaches. Allozyne discounted the future values to present value and then weighted the liquidity events based on the probability of their occurring. Because of the difficulty in determining Allozyne’s stock price volatility, Allozyne’s board of directors relied more heavily on the PWERM than on the OPM.

Allozyne reduced the fair value per share of its common stock, as determined by the equity allocation methods, by a lack of marketability discount. This discount served to account for the fact that there was no public market for Allozyne’s common stock as of the various grant dates. Allozyne determined the appropriate level of discount by comparing attributes of Allozyne and its equity securities to benchmarks in empirical studies of nonmarketable securities and calculating the hypothetical cost to hedge Allozyne’s common stock with put options over the period in which Allozyne common stock was expected to remain illiquid and not marketable.

The following summarizes Allozyne’s approaches and methodologies for determining the fair value of its common stock for each grant date since January 1, 2009:

2009 Grants

Allozyne estimated that the fair value of its common stock in connection with option grants made on May 28, 2009 was $0.17 per share on a minority, non-marketable interest basis.

Allozyne estimated its enterprise value using the guideline transaction method, under which Allozyne derived its enterprise value from Allozyne’s then-anticipated sale of shares of Series B preferred stock at approximately $1.00 per share, that Allozyne closed on July 29, 2009, Allozyne issued shares of Series B-2 preferred stock at $1.10 per share, with total proceeds of approximately $12.0 million.

Allozyne then estimated the fair value of its common stock using the OPM, assuming a time to liquidity of two years, asset volatility of 60% and a risk-free interest rate of 0.76%. Allozyne applied a 19.9% discount for lack of marketability to arrive at its estimate of the fair value of its common stock on the date of grant.

2010 Grants

Allozyne estimated that the fair value of its common stock in connection with option grants made throughout 2010 was $0.23 per share on a minority, non-marketable interest basis.

Allozyne estimated the fair value of its common stock and its enterprise using the PWERM as its primary and only allocation method. Allozyne utilized a PWERM that contemplated five scenarios – an initial public offering, a strategic merger or sale after successful Phase 1 trials in 2010, a strategic merger or sale after successful Phase 2 trials in 2012, a dissolution in which holders of preferred stock receive back their investment, or a dissolution in which holders of preferred stock receive back one-fourth of their investment. Allozyne derived its enterprise value under the five scenarios by discounting anticipated future cash flows to their present value as of the grant date using a discount rate of 25% as of the date of grant, 22.5% after Phase 1 trials and 20% after Phase 2 trials. This rate was determined based on the returns to venture capitalist investors in early stage companies. Allozyne estimated enterprise values under the PWERM future liquidity event scenarios using financial projections and market-based valuation multiples derived from publicly traded comparable companies, sales of businesses similar to Allozyne, and valuation multiples implied by the sale of Allozyne’s Series B preferred stock. Allozyne allocated the future enterprise values to options, warrants and various series of preferred stock based on their future liquidation preferences or conversion values, whichever would be greater, and allocated the remainder to its common stock. The allocated value was discounted to present value at the grant date. Allozyne then weighted the initial public offering event at 5%, the merger or sale after successful Phase 2 trials at 10%, the merger or sale after successful Phase 1 trials at 25%, and the dissolution in which holders of preferred stock receive back their investment at 30%, and the dissolution in which holders of preferred stock receive back one-fourth of their investment at 30%. The board of directors also took into account Allozyne’s sale on July 29, 2009 of shares of Series B-2 preferred stock at $1.10 per share, with total proceeds of approximately $12.0 million.

Allozyne applied a 25% discount for lack of marketability to arrive at its estimate of the fair value of its common stock on the various dates of grant in 2010.

Warrants to Purchase Convertible Preferred Stock

Allozyne accounts for freestanding warrants related to shares that are redeemable as liabilities at fair value because the warrants may conditionally obligate Allozyne to transfer assets at some point in the future. The warrants are subject to re-measurement at each balance sheet date, and any changes in fair value are recognized as a component of net loss in the statements of operations. Allozyne estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model. A number of assumptions used in the Black-Scholes option pricing model, especially the volatility and the fair value of the underlying common stock, are highly subjective and could differ materially in the future.

Allozyne will continue to record adjustments to the fair value of the warrants until they are exercised, expire or, upon the closing of the merger, convert into warrants to purchase shares of Poniard common stock, at which time the warrants will no longer be treated as liabilities. At that time, the then-current aggregate fair value of the warrants will be reclassified from a liability to additional paid-in capital, a component of stockholders’ deficit, and Allozyne will cease to record any related periodic fair value adjustments. Upon the closing of the merger, warrants to purchase Allozyne’s preferred stock will be assumed by Poniard and converted into warrants to purchase Poniard common stock. The number of shares of Poniard common stock subject to each assumed warrant will be determined by multiplying the number of shares of Allozyne common stock (for Allozyne common stock warrants), or the number of shares of Allozyne common stock issuable upon conversion of the shares of Allozyne preferred stock issuable upon exercise of such warrant (for Allozyne preferred stock warrants), as applicable, that were subject to such warrant prior to the effective time of the merger by the exchange ratio and rounding the result down to the nearest whole number of shares of Poniard common stock. The per share exercise price for the assumed warrants will be determined by dividing the per share exercise price of the warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.

Financial Operations Overview

Research and Development Expenses

Research and development costs are expensed as incurred. These expenses primarily consist of the following:

•	Salaries, benefits, travel and related expense of personnel associated with research and development activities;

•	Fees paid to professional service providers for services related to the conduct and analysis of clinical trials, contract manufacturing of Allozyne’s product candidates and preclinical studies;

•	Allocated costs of facilities and infrastructure;

•	Laboratory supplies and materials;

•	Depreciation of equipment; and

•	Share-based compensation expense.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for personnel in executive, finance and accounting, business development and administrative functions. Other costs include facility costs not otherwise included in research and development expenses and professional fees for legal, accounting and information technology services.

Following the merger, Allozyne anticipates increases in general and administrative expenses for activities associated with operating as a publicly traded company, including costs incurred in connection with compliance with the Sarbanes-Oxley Act of 2002. These increases also will likely include the hiring of additional personnel.

Interest Income

Allozyne receives interest income from cash, cash equivalents and restricted cash held with certain financial institutions.

Interest Expense

Allozyne incurs interest expense on the outstanding balances from its equipment line of credit and term loan with a commercial bank, promissory notes from the lessor of its office facilities and interest expense on its convertible promissory notes.

Income Taxes

Allozyne is subject to U.S. federal income taxes. As of December 31, 2010 and June 30, 2011, Allozyne did not have taxable income and, therefore, no tax liability or expense has been recorded in Allozyne’s financial statements. Allozyne has provided a full valuation allowance against its net deferred tax assets as of December 31, 2009 and 2010 and June 30, 2011 because there is significant uncertainty surrounding its ability to realize the deferred tax assets in the future.

Results of Operations

Comparison of the Six Months Ended June 30, 2011 and 2010

The following table summarizes results of operations with respect to the items set forth below for the six months ended June 30, 2011 and 2010, in thousands, together with the percentage change in those items.

	For the Six Months Ended June 30,
	2011	2010	$ Change	% Change
Revenue	$—	$43	$(43)	-100%
Research and development	3,912	3,833	79	2%
General and administrative	1,781	862	919	107%
Interest income	1	12	(11)	-92%
Interest expense	(275)	(81)	(194)	240%
Preferred stock warrant revaluation	132	59	73	123%

Revenue

Revenues of $43,000 during the first six months of 2010 represent amounts earned under a services agreement with a global pharmaceutical company. No similar service agreements were in place during the first six months of 2011.

Research and Development Expenses

Research and development expenses increased to $3,912,000 for the six months ended June 30, 2011 from $3,833,000 for the six months ended June 30, 2010. The increase was due primarily to higher contract manufacturing costs for AZ01 and higher preclinical study costs, offset partially by a decrease in clinical trial costs for AZ01 due to the completion of the Phase 1a trial. Allozyne expects research and development expenses to increase in the future due to increases in manufacturing and clinical development costs related to its AZ01 product candidate, as well as related to the growth of its research and development organization and advancement of its preclinical studies.

At any time, Allozyne may have multiple ongoing research projects. Our internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. As a result of our ability to utilize resources across several projects, we do not record or maintain information regarding the costs incurred for our research and preclinical programs on a program specific basis.

Research and development activities can be divided into research and preclinical programs and clinical development programs, which is currently only AZ01. The estimated the costs associated with research and preclinical programs and clinical development programs approximate the following:

	For the Six Months Ended June 30,
	2011	2010	$ Change	% Change
Research and preclinical programs	$2,206	$2,062	$144	7%
Clinical development program	1,706	1,771	(65)	-4%

Total Research and development	3,912	3,833	79	2%

Research and preclinical program costs consist of costs associated with research efforts, conducting preclinical studies, personnel costs, lab supplies and indirect costs such as rent, utilities and depreciation. Clinical development costs consist of clinical manufacturing, clinical trial site and investigator fees and lab supplies.

General and Administrative Expenses

General and administrative expenses increased to $1,781,000 for the six months ended June 30, 2011 from $862,000 for the six months ended June 30, 2010. The increase was due primarily to increased legal expenses related to the merger with Poniard Pharmaceuticals. Allozyne expects its general and administrative expenses to increase in the future as Allozyne adds additional personnel and incurs additional expense as a result of becoming a public company following the merger.

Interest Income

Interest income decreased to $1,000 for the six months ended June 30, 2011 from $12,000 for the six months ended June 30, 2010. The decrease was due primarily to lower average cash balances and lower interest rates.

Interest Expense

Interest expense increased to $275,000 for the six months ended June 30, 2011 from $81,000 for the six months ended June 30, 2010. The increase is due primarily to interest expense related to the issuance of 6% convertible promissory notes of $1.5 million in October 2010, $2.0 million in January 2011 and $2.5 million in May 2011.

Preferred Stock Warrant Revaluation

Preferred stock warrant revaluation was a gain of $132,000 for the six months ended June 30, 2011 compared to a gain of $59,000 for the six months ended June 30, 2010. The increase is based on the change in the fair value of the warrants outstanding. Allozyne estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model. The change in estimated fair value of the preferred stock warrant liability was primarily driven by a decline in the fair value of the preferred stock as a result of the anticipated reverse merger with Poniard and anticipated conversion of preferred stock into common. Allozyne expects the value of the preferred stock warrant liability to continue to fluctuate in the future.

Comparison of the Twelve Months Ended December 31, 2010 and 2009

The following table summarizes results of operations with respect to the items set forth below for the twelve months ended December 31, 2010 and 2009, in thousands, together with the percentage change in those items.

	For the Twelve Months Ended December 31,
	2010	2009	$ Change	% Change
Revenue	$43	$—	$43	100%
Research and development	6,904	6,736	168	2%
General and administrative	1,990	1,809	181	10%
Interest income	15	93	(78)	-84%
Interest expense	(183)	(338)	155	46%
Loss on extinguishment of debt	—	(144)	144	-100%
Federal grant income	489	—	489	100%
Preferred stock warrant revaluation	78	32	46	144%

Revenue

Revenues of $43,000 during 2010 represent amounts earned under a services agreement with a global pharmaceutical company. No similar service agreements were in place during 2009.

Research and Development Expenses

Research and development expenses increased to $6.9 million for the twelve months ended December 31, 2010 from $6.7 million for the twelve months ended December 31, 2009. The increase was due primarily to higher clinical trial costs related to AZ01 and higher personnel costs, offset partially by a decrease in preclinical study costs.

At any time, Allozyne may have multiple ongoing research projects. Our internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. As a result of our ability to utilize resources across several projects, we do not record or maintain information regarding the costs incurred for our research and preclinical programs on a program specific basis.

Research and development activities can be divided into research and preclinical programs and clinical development programs, which is currently only AZ01. The estimated the costs associated with research and preclinical programs and clinical development programs approximate the following:

	For the Twelve Months Ended December 31,
	2010	2009	$ Change	% Change
Research and preclinical programs	$4,345	$4,229	$116	3%
Clinical development program	2,559	2,507	52	2%

Total Research and development	6,904	6,736	168	2%

Research and preclinical program costs consist of costs associated with research efforts, conducting preclinical studies, personnel costs, lab supplies and indirect costs such as rent, utilities and depreciation. Clinical development costs consist of clinical manufacturing, clinical trial site and investigator fees and lab supplies.

General and Administrative Expenses

General and administrative expenses increased to $2.0 million for the twelve months ended December 31, 2010 from $1.8 million for the twelve months ended December 31, 2009. The increase was due primarily to increased legal and consulting fees.

Interest Income

Interest income decreased to $15,000 for the twelve months ended December 31, 2010 from $93,000 for the twelve months ended December 31, 2009. The decrease was due primarily to lower average cash balances and lower interest rates.

Interest Expense

Interest expense decreased to $183,000 for the twelve months ended December 31, 2010 from $338,000 for the twelve months ended December 31, 2009. The decrease was due primarily to the pay off of a $5.0 million term loan during 2009 and the pay off of equipment secured promissory notes in 2010, both of which reduced interest expense during 2010 as compared to 2009.

Loss on Extinguishment of Debt

During 2009, Allozyne paid off a $5.0 million term loan with a commercial bank with the difference between the carrying value and the balance repaid of $144,000 recognized as a loss on the early extinguishment of debt.

Federal Grant Income

During 2010, Allozyne applied for and was awarded a grant in the total amount of $489,000 under the Qualifying Therapeutic Discovery Project tax credit provided under section 48D of the Code.

Preferred Stock Warrant Revaluation

Preferred stock warrant revaluation was a gain of $78,000 for the twelve months ended December 31, 2010 compared to a gain of $32,000 for the twelve months ended December 31, 2009. The increase is based on the change in the fair value of the warrants outstanding. Allozyne estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option-pricing model. The change in estimated fair value of the preferred stock warrant liability was primarily a result of a decline in the fair value of the preferred stock. We expect the value of the preferred stock warrant liability to continue to fluctuate in the future.

Liquidity and Capital Resources

Since inception, Allozyne has financed its operations primarily through private placements of preferred stock and convertible promissory notes, receiving aggregate proceeds from such sales totaling $43.9 million. Allozyne has received additional funding from asset-based debt financing, interest income, and federal grant income. As of June 30, 2011, Allozyne had $1.2 million in cash and cash equivalents. Allozyne’s cash equivalents consist principally of money market securities. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. As of June 30, 2011, Allozyne had a net working capital deficit of $7.0 million and will need to raise additional capital through the issuance of debt or equity capital to finance its ongoing operations.

	June 30, 2011	December 31, 2010
	($ in thousands)
Cash and cash equivalents	$1,160	$699
Working capital deficit	(6,966)	(1,572)
Stockholders’ deficit	49,554	42,982

	Six Months Ended June 30,
	2011	2010
	($ in thousands)
Cash provided by (used in):
Operating activities	$(3,857)	$(4,546)
Investing activities	(3)	(58)
Financing activities	4,321	(329)

	Twelve Months Ended December 31,
	2010	2009
	($ in thousands)
Cash provided by (used in):
Operating activities	$(8,091)	$(9,173)
Investing activities	(132)	4,460
Financing activities	903	6,648

Operating Activities

Net cash used in operating activities was $3.9 million for the six months ended June 30, 2011, compared to $4.5 million for the six months ended June 30, 2010. Net cash used in operating activities was $8.1 million and $9.2 million for the years ended December 31, 2010 and 2009, respectively. Net cash used in operating activities for these periods consisted primarily of Allozyne’s net loss adjusted for noncash items such as depreciation, stock-based compensation charges and noncash interest expense, as well as net changes in working capital. Accounts payable increased to $1.4 million as of June 30, 2011 from $213,000 as of December 31, 2010, due to significant unpaid legal fees associated with the merger agreement with Poniard Pharmaceuticals as well as an increase in unpaid research and development and clinical development expenses incurred in the normal course of business. Allozyne expects net cash used in operations to increase in the future as it continues to expand its research and development activities.

Investing Activities

Net cash used in investing activities was $3,000 for the six months ended June 30, 2011 and $58,000 for the six months ended June 30, 2010. The cash used in investing activities during the three months ended June 30, 2011 and 2010 were related to purchases of property and equipment.

Net cash used in investing activities was $132,000 for the year ended December 31, 2010, compared to net cash provided by investing activities of $4.5 million for the year ended December 31, 2009. The $132,000 used for the year ended December 31, 2010 was due to purchases of property and equipment. The $4.5 million of cash provided by investing activities for the year ended December 31, 2009 was due primarily to maturities of marketable securities of $4.6 million, partially offset by $104,000 for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2011 was $4.3 million, compared to net cash used in financing activities during the six months ended June 30, 2010 of $329,000. In the six months ended June 30, 2011, financing activities consisted of $4.5 million of proceeds from the issuance of bridge loan convertible promissory notes, partially offset by $184,000 of debt repayment. In the six months ended June 30, 2010, financing activities consisted primarily of $329,000 of debt repayment.

Net cash provided by financing activities was $903,000 and $6.6 million for the years ended December 31, 2010 and 2009, respectively. In 2010, financing activities consisted primarily of proceeds of $1.5 million from the issuance of bridge loan convertible promissory notes, partially offset by $614,000 of debt repayment. In 2009, financing activities consisted of proceeds of $8.9 million from the issuance of Series B-2 preferred stock, $3.0 million from the issuance of bridge loan convertible promissory notes, partially offset by $5.3 million of debt repayment.

In July 2008, Allozyne entered into a loan and security agreement (equipment line of credit and term loan) with Comerica Bank (loan agreement). Under the terms of the loan agreement, Allozyne may borrow up to $1,000,000 under the equipment line of credit that bears interest at the prime rate (3.25% per annum at August 15, 2011), matures in December 2011 and collateralized by a security interest in Allozyne. At June 30, 2011, the equipment line of credit had an outstanding balance of $195,000 (excluding $5,000 of unamortized discount). During 2008, Allozyne borrowed $5,000,000 under the term loan, which was repaid in 2009 and resulted in a $144,000 loss on the early extinguishment of debt.

The loan agreement also contains conditions of default that are customary for credit facilities of this type, including payment defaults, insolvency defaults and the occurrence of certain material adverse change events, or MAC. The occurrence of an event of default could result in the acceleration of the obligations under the loan agreement. A MAC is defined in the loan agreement as an event having a material adverse effect on (i) the business operations, condition, financial or otherwise, or prospects of Allozyne taken as a whole with respect to Allozyne’s viability, or that would result in Allozyne’s inability to repay the loan in accordance with the terms of the loan agreement and (ii) the commercial bank’s interest in the value, perfection or priority of its security interest in the collateral. The loan agreement could restrict Allozyne’s ability to, among other things, sell certain assets, engage in a merger or change in control transaction, incur debt, pay cash dividends, and make investments without first obtaining the bank’s consent.

In February and August 2007, Allozyne obtained equipment secured by promissory notes totaling $250,000 from the lessor of Allozyne’s office facilities, who is also a stockholder of Allozyne. The promissory notes bear interest at the rate of 10% per annum. In connection with these promissory notes, Allozyne issued warrants to purchase 18,750 shares of Allozyne common stock at an exercise price of $0.10 per share. The promissory notes were paid in full in 2010. Additionally, the lessor financed $1,432,000 of the Allozyne’s tenant improvements and laboratory equipment. Allozyne pays 10% interest per annum on this financing and it is being amortized over the term of the lease agreement, which expires on March 31, 2018.

Between October 2010 and January 2011, Allozyne issued 6% convertible promissory notes for total gross proceeds of $3,500,000. Between May and July 2011, Allozyne issued additional 6% convertible promissory notes for total gross proceeds of $4,000,000. These notes are convertible to Allozyne’s Series B-2 preferred stock at a rate of $1.00 per share. Additionally, Allozyne granted warrants to purchase 1,875,000 shares of Allozyne common stock that are immediately exercisable and fully vested in connection with the issuance of these notes.

Prior to the closing of the merger, Allozyne anticipates that it will enter into a credit facility with a commercial bank (credit facility), pursuant to which Allozyne would be able to borrow up to $1,000,000, with an interest rate equal to the prime rate (3.25% per annum at August 15, 2011) plus 2.00% and a maturity date of 42 months from the date of closing of the definitive credit facility documents. The credit facility would be collateralized by a security interest in Allozyne, would contain a covenant to raise $10,000,000 from investors on or before November 30, 2011 and an additional $25,000,000 from investors on or before January 31, 2012, and would contain other covenants and conditions of default that are customary for credit facilities of this type, including payment defaults, insolvency defaults and the occurrence of certain material adverse change events. In addition, the credit facility would provide for the issuance to the commercial bank of a warrant to purchase up to 36,363 shares of Allozyne’s Series B-2 Preferred Stock. Allozyne intends to have this credit facility available to fund its operations.

Allozyne will need to raise additional capital to support its operations, and such financing may not be available to Allozyne on acceptable terms, if at all. The capital markets have been experiencing extreme volatility. The scope and extent of this volatility could make it difficult or impossible to raise additional capital in public or private capital markets until conditions stabilize. If Allozyne is unable to raise additional capital when needed, it may be unable to continue development of its product candidates or could be required to delay, scale back, or eliminate some or all of its development programs and other operations.

Allozyne is continuously evaluating measures to reduce its costs and preserve additional capital. It intends to seek additional capital through public or private financing, strategic partnerships, or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If Allozyne raises capital through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to it, rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize on its own. Allozyne’s failure to raise capital when needed may harm its business and results of operations. Allozyne needs to raise additional capital in order to meet the minimum cash and cash equivalents condition to complete the merger. Allozyne’s current financial condition may make securing additional capital extremely difficult. If Allozyne is unable to secure additional capital to fund working capital and capital expenditure requirements or complete the merger with Poniard in a timely manner, it may be forced to explore liquidation alternatives, including seeking protection from creditors through the application of bankruptcy laws.

Allozyne believes that its current cash and cash equivalents will be adequate to fund operations into the fourth quarter of 2011. The key assumption underlying this estimate is that expenditures related to salaries and wages, continued preclinical, manufacturing and clinical development of its product candidates and legal and accounting fees associated with the merger with Poniard during this period will be within forecasted levels. Allozyne’s forecast, however, reflects use of available cash only to fund its current operations and does not include additional costs of a liquidation and winding up of the company if it is unable to raise additional capital or if it is unable to complete the merger with Poniard. These costs may be substantial and would include severance and accrued vacation expenses, accelerated payments due under existing contracts, and legal and accounting fees. Allozyne cannot provide assurance that it will have sufficient cash to cover these additional costs.

Allozyne’s forecast of the period of time that its financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section entitled “Risk Factors” on page 24 of this proxy statement/prospectus/consent solicitation. In light of the numerous risks and uncertainties associated with the development and commercialization of Allozyne’s product candidates, Allozyne is unable to estimate the amounts of increased capital outlays and operating expenditures will be associated with product development. Allozyne’s future funding requirements will depend on many factors, including:

•	the ability to raise capital in the debt/equity markets or through strategic partnerships;

•	the costs and timing associated with the closing of the merger;

•	the scope, rate of progress, results and costs of its preclinical testing, clinical trials, and other research and development activities;

•	the hiring of a number of new employees at salary levels consistent with its estimates to support operating as a publicly held company following the merger;

•	the number of programs Allozyne pursues;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the cost of establishing clinical and commercial supplies of its product candidates;

•	the extent to which Allozyne acquires or invests in businesses, products or technologies; and

•	the cost, timing, and outcomes of regulatory approvals.

Related-Party Transactions

For a description of Allozyne’s related-party transactions, see the discussion under the heading “Related Party Transactions Involving Directors and Executive Officers Following the Merger—Allozyne Transactions” on page 184 of this proxy statement/prospectus/consent solicitation.

Off-Balance Sheet Arrangements

Since its inception, Allozyne has not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Recently Issued Accounting Pronouncements

Effective January 1, 2010, Allozyne adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, Allozyne adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which we adopted beginning January 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not and is not expected to have a material impact on Allozyne’s financial statements.

Impact of Inflation

Allozyne does not believe that inflation has had a material impact on its business and results of operations during the periods presented.

Internal Control Over Financial Reporting

Allozyne is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make an assessment of the effectiveness of Allozyne’s internal control over financial reporting. Further, Allozyne’s independent auditors have not been engaged to express, nor have they expressed, an opinion on the effectiveness of Allozyne’s internal control over financial reporting as of any balance sheet date or for any period reported in their financial statements. Had Allozyne performed such an evaluation or had its independent auditors performed an audit of Allozyne’s internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, in addition to those described below may have been identified.

In connection with Allozyne’s 2010 financial statement audit, Allozyne and its independent auditors identified a material weakness in Allozyne’s internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness consisted of a lack of financial accounting and reporting personnel and a lack of sufficient levels of review and approval of Allozyne’s financial statement close process for the year ended December 31, 2010.

Allozyne plans to continue to assess its internal controls and procedures and intends to take action as necessary or appropriate to address these matters, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when Allozyne is required to make an assessment of its internal controls. Remedying the deficiencies and maintaining proper and effective internal controls will require substantial management time and attention and may result in Allozyne incurring substantial incremental expenses, including costs to increase the breadth and depth of its finance organization to ensure that it has personnel with the appropriate qualifications and training in certain key accounting roles and adherence to certain control disciplines within the accounting and reporting function. In June 2011, Allozyne hired its Chief Financial Officer, who has experience managing a company’s internal controls and procedures to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Allozyne does not know the specific timeframe needed to remediate the material weakness identified in our 2010 audit and Allozyne may incur incremental costs associated with this remediation. Allozyne plans on expending significant resources to improve the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act and expanding the financial accounting and reporting personnel to address the identified material weakness.

MANAGEMENT OF THE COMBINED COMPANY

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the merger agreement, it is contemplated that all of Poniard’s current directors, except Messrs. Ronald A. Martell and Fred B. Craves, Ph.D., will resign, and the employment of all of Poniard’s current executive officers will be terminated, effective in each case at the effective time of the merger.

Following the merger, the combined company’s board of directors will be comprised of seven directors, four of whom are currently directors of Allozyne (Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., and Carl Weissman), two of whom are currently directors of Poniard (Ronald Martell and Fred B. Craves, Ph.D.), and one independent director not previously sitting on the board of either Allozyne or Poniard.

Following the merger, the management team of the combined company is expected to be composed of Allozyne’s management team. The following table lists the names and ages as of August 15, 2011 and positions of the individuals who are expected to serve as executive officers and directors of the combined company on consummation of the merger:

Name	Age	Position
Meenu Chhabra	38	President, Chief Executive Officer and Director
John Bencich	34	Chief Financial Officer, Treasurer and Secretary
Kenneth H. Grabstein, Ph.D.	60	Chief Scientific Officer
Steven Gillis, Ph.D.	58	Director
Ronald A. Martell	49	Director
Michael Steinmetz, Ph.D.	64	Director
Carl Weissman	48	Director
Fred B. Craves, Ph.D.	65	Director

MEENU CHHABRA, age 38, has been Allozyne’s President and Chief Executive Officer since September 2007 and Allozyne’s director since October 2007. Prior to Allozyne, Ms. Chhabra served as Vice President of Business Development and Licensing for Novartis (Switzerland) from November 2006 to August 2007. While at Novartis, she specialized in leading and executing merger and acquisition transactions in emerging markets. Before joining Novartis, she served as Chief Business Officer at BioXell SpA, a spin-off from F. Hoffmann-LaRoche Ltd.’s Milan Research Institute (Italy) from September 2003 to October 2006, where she led corporate development and financing activities, which culminated in a series of transactions with top-tier pharmaceutical companies including Merck & Co., Inc., and F. Hoffman-LaRoche Ltd. Ms. Chhabra has also held management positions with Fresenius Kabi AG, Warner Lambert, Inc., and Bristol-Myers Squibb, Inc. Ms. Chhabra obtained her M.B.A. from York University and her B.Sc. from the University of Toronto. Ms. Chhabra brings to the board a deep familiarity with Allozyne’s operations, strategy and vision and a strong record of successful corporate and product portfolio planning and management.

JOHN A. BENCICH, age 34, has been Allozyne’s Chief Financial Officer since July, 2011. Mr. Bencich was a independent consultant from November 2010 until joining Allozyne. He served as the Vice President, Chief Financial Officer and Treasurer of Trubion Pharmaceuticals, Inc., a biotechnology company, from November 2009 until its acquisition by Emergent BioSolutions Inc. in October 2010. Mr. Bencich served as Trubion’s Senior Director of Finance and Accounting from May 2007 through November 2009. From September 2004 to April 2007, Mr. Bencich was an employee of Onyx Software Corporation, a software company, where he last served as Director of Finance and Corporate Controller. From 1999 to 2004, Mr. Bencich was an employee of Ernst & Young LLP, an international professional services firm, where he last served as a manager. Mr. Bencich received a B.A. in Accountancy from the University of San Diego and an M.B.A. from Seattle University. Mr. Bencich received his Certified Public Accountant Certification from the State of Washington and currently holds an active license.

KENNETH H. GRABSTEIN, Ph.D., age 60, has been Allozyne’s Chief Scientific Officer since October 2005. Prior to Allozyne, Dr. Grabstein was at Immunex Inc., where he spent 12 years in R&D leading the discovery and characterization of cytokines and other protein immuno-modulators. He went on to co-found Corixa Corporation, a biotechnology company that was acquired by GlaxoSmithKline plc in July 2005 and led a research team of 100 scientists engaged in the discovery and development of immuno-therapeutics. He has published over 100 articles in peer-reviewed scientific journals and is an inventor on over 20 issued patents. Dr. Grabstein holds Affiliate Faculty positions at the University of Washington and Roswell Park Cancer Institute. Dr. Grabstein received his Ph.D. in Immunology from the University of California, Berkeley, in 1982. Dr. Grabstein brings to the board an in-depth understanding of the science and clinical history of Allozyne’s product candidates.

FRED B. CRAVES, Ph.D., age 65, has been a director of Poniard since July 1993. Dr. Craves is an investment partner, a Managing Director and a co-founder of BCC, a merchant bank providing advisory services and investing in life sciences companies, and serves as a member of the board of directors and Chairman of the Executive Committee of BCC. Prior to founding BCC, he spent over 20 years leading and managing biotechnology and pharmaceuticals companies. Dr. Craves was Executive Vice President of Schering Berlin and Chief Executive Officer and President of Berlex Biosciences, a research, development and manufacturing organization. He was a founder of Burrill & Craves, a merchant bank focused on biotechnology and emerging pharmaceutical companies. He was also the founding Chairman of the Board and Chief Executive Officer of Codon, and co-founder of Creative Biomolecules. Dr. Craves previously served as a director of Medarex, Inc., a public biopharmaceutical company which was acquired by Bristol-Meyers Squibb in September 2009 (from 1998 to 2005) and Incyte Corporation, a public drug discovery and development company (from 1993 to 2006). He presently is a member of the board of directors of VIA Pharmaceuticals, Inc., a public biotechnology company, as well as Progenetech Inc., a private molecular diagnostics company, and ReSet Therapeutics, Inc., a private biotechnology company. He also serves as a member of The J. David Gladstone Institutes’ Advisory Council and is a member of the board of trustees of Loyola Marymount University in Los Angeles. Dr. Craves earned a B.S. degree in biology from Georgetown University and a PhD in pharmacology and toxicology from the University of California, San Francisco. Dr. Craves’ extensive life science industry and capital markets experience makes him a valued advisor and board thought leader on issues relating to corporate finance, business development and strategic planning.

STEVEN GILLIS, Ph.D., age 58, has been a member of Allozyne’s board of directors since October 2007. Since 2005, Mr. Gillis has been a Managing Director at ARCH Venture Partners, where he focuses on the evaluation of new life science technologies and also on the development and growth of ARCH’s biotechnology portfolio companies. Dr. Gillis served as Trubion Pharmaceuticals’ Executive Chairman, Acting President and Chairman of the Board from November 2009 until Trubion’s acquisition in October 2010 and as a director from 2006 until Trubion’s acquisition. Dr. Gillis was a founder and director of Corixa Corporation, a biotechnology company that was acquired by GlaxoSmithKline in July 2005. Dr. Gillis served as Corixa’s Chief Executive Officer from 1994 to July 2005 and as its Chairman of the Board from January 1999 to July 2005. Prior to Corixa, Dr. Gillis was a founder and director of Immunex Corporation, a biotechnology company that was subsequently acquired by Amgen Inc. in 2002. While at Immunex, Dr. Gillis served as Immunex’s interim Chief Executive Officer and a member of the board of directors, Immunex’s Director of Research and Development, Chief Scientific Officer, and Chief Executive Officer of Immunex’s Research and Development subsidiary. Dr. Gillis is an immunologist by training and is credited as being a pioneer in the field of cytokines and cytokine receptors, directing the development of multiple marketed products, including Leukine®, Prokine®, Enbrel®, and Bexxar®. Dr. Gillis received his B.A. from Williams College in 1975 and his Ph.D. from Dartmouth College in 1978. Dr. Gillis’ qualifications to sit on the board of the combined company include his more than 30 years of experience in the life science industry, his founding of multiple successful biotechnology companies, and his experience serving in the chairman or executive chairman role.

RONALD A. MARTELL, age 49, has been Poniard’s Chief Executive Officer since February 2010 and a member of Poniard’s board of directors since June 2006. He served as Poniard’s President and Chief Operating Officer from May 2007 to February 2010. Mr. Martell served as Senior Vice President, Commercial Operations of ImClone Systems Incorporated from January 2004 to August 2006. While at ImClone, Mr. Martell was responsible for overseeing the company’s sales, marketing, and project and alliance management. Mr. Martell joined ImClone in November 1998 as Vice President, Marketing. From 1988 to 1998, he served in a variety of positions at Genentech, Inc., most recently as Group Manager, Oncology Products. Mr. Martell brings to the board a deep familiarity with Poniard’s operations, strategy and vision and a strong record of successful corporate and product portfolio planning and management.

MICHAEL STEINMETZ, Ph.D., age 64, has been Allozyne’s Executive Chairman of the board of directors since October 2007. Dr. Steinmetz serves as Affiliate Managing Director of MPM’s BioVentures Funds I to III. He also holds positions on the boards of Heptares Therapeutics, Oxford Immunotech, Inc., Macrogenics, Inc., TaiGen Biotechnology Co., Ltd., Tetralogic Pharmaceuticals, and Virdante Pharmaceuticals, Inc. Since December 2005, Dr. Steinmetz has been the Managing Director at Clarus Ventures, a venture capital firm with offices in Boston and San Francisco, focused on investments in biotechnology, specialty pharma and medical device companies in the United States and Europe. Prior to Clarus Ventures, Dr. Steinmetz was General Partner at MPM Capital from 1997 to 2005, where he helped establish the BioVentures family of funds. From 1986 to 1997, Dr. Steinmetz was an executive at F. Hoffmann-LaRoche Ltd., where he held various positions, including Vice President of Preclinical Research and Development and Global Head of Biotechnology. Dr. Steinmetz has held academic positions at the University of Munich, the California Institute of Technology and the Basel Institute for Immunology. He received his scientific training in chemistry, molecular biology and immunology. As an active participant in the medical device industry, Dr. Steinmetz brings to the board a diversity of management, operational, and product development experience.

CARL WEISSMAN, age 48, has been a member of Allozyne’s board of directors since November 2004. Since March 2003, Mr. Weissman has been the Chairman and Chief Executive Officer of Accelerator Corporation. Since January 2009, Mr. Weissman has been a Managing Director of OVP Venture Partners, focusing particularly on the operational aspects of OVP portfolio companies. At Accelerator, Mr. Weissman has led Accelerator-based investment in five companies, securing approximately $148.1 million in capital commitments from Accelerator investors MPM Capital, Amgen Ventures, OVP Venture Partners, ARCH Venture Partners, Versant Ventures, and Alexandria Real Estate Equities. Prior to that, Mr. Weissman was a Venture Partner at MPM Capital, where he served as the President and Chief Executive Officer of Centagenetix, led the merger of Centagenetix with Elixir Pharmaceuticals, Inc., and remained on the board of directors of the combined entity until January 2005. Prior to joining MPM Capital, Mr. Weissman spent six years at Prolinx, Inc., where he held a number of positions, culminating as the head of both Finance and Business Development. Mr. Weissman brings to the board expertise in the areas of business strategy, financial management, operations and equity finance.

Director Independence

Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the affirmative determination of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In connection with the consummation of the merger, the incumbent directors of Poniard’s board of directors will take such actions as are necessary to fix the size of the Poniard board at seven directors. All of Poniard’s current directors, except Messrs. Ronald A. Martell and Fred B. Craves, Ph.D. will tender their resignations effective as of the effective time of the merger and the incumbent board of Poniard will appoint Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., Carl Weissman, and one independent director not previously sitting on the board of either Allozyne or Poniard to fill the vacancies created by such resignations and to decrease the size of Poniard’s board of directors. Prior to appointing these individuals to Poniard’s board of directors, and before the effectiveness of the resignations of all of Poniard’s current directors, except Messrs. Ronald A. Martell and Fred B. Craves, Ph. D., the incumbent directors will determine whether the directors to be appointed to such vacancies are independent as defined under applicable NASDAQ rules. Additionally, the incumbent directors of Poniard will determine whether those individuals meet the additional independence requirements of Rule 10A-3 under the Exchange Act. Finally, the incumbent directors of Poniard will determine whether all of the members of each of the board of directors’ three standing committees will be independent as defined under applicable NASDAQ rules. Following consummation of the merger, all directors of the combined company, with the exception of Meenu Chhabra and Ronald A. Martell, will be deemed to be independent within the applicable NASDAQ rules.

Committees of the Board of Directors

The board of directors of the combined company will have three standing committees: the compensation committee, the audit committee and the nominating and corporate governance committee.

Audit Committee

The primary functions of the audit committee are to represent and assist the board of directors with the oversight of:

•	the integrity of the combined company’s financial statements and internal controls;

•	the combined company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of the audit function by the independent auditor.

The audit committee has ultimate authority to select, evaluate and, where appropriate, replace the independent auditor, approve all audit engagement fees and terms, and engage outside advisors, including its own counsel, as it deems necessary to carry out its duties. The audit committee is also responsible for performing other related responsibilities set forth in its charter.

It is expected that the board of the combined company will determine that each member of the combined company’s audit committee is “independent” under applicable rules promulgated by the SEC and NASDAQ, that each member of the audit committee is able to read and understand fundamental financial statements, including the combined company’s balance sheet, income statement and cash flow statement, and that at least one member of the audit committee meets the definition of “audit committee financial expert” under applicable SEC rules.

Compensation Committee

The primary function of the compensation committee is to discharge the responsibilities of the board of directors relating to the compensation of the combined company’s chief executive officer and other named executive officers, employees and non-employee directors and relating to the combined company’s retirement, welfare and other benefit plans. The compensation committee has the power to delegate authority to subcommittees and, to the extent permitted by applicable law, regulations and listing standards, may delegate authority to one or more members of the board or the combined company’s officers. The compensation committee will oversee Poniard’s Amended and Restated 2004 Incentive Compensation Plan which will be assumed by the combined company, and any other compensation and stock-based plans.

It is expected that the board of the combined company will determine that each member of the combined company’s compensation committee is “independent” under applicable rules promulgated by the SEC and NASDAQ, and that each member of the compensation committee also qualifies as a “non-employee director” under Rule 16b-3 under the Exchange Act and as an “outside director” under Section  162(m) of the Code.

Nominating and Corporate Governance Committee

The primary functions of the nominating and corporate governance committee are to:

•	identify individuals qualified to become members of the combined company’s board of directors;

•	approve and recommend candidates to fill vacancies on, or to be elected to, the board of directors;

•	develop, update as necessary, and recommend to the board of directors corporate governance principles and policies applicable to the combined company; and

•	monitor compliance with such principles and policies.

The nominating and corporate governance committee also recommends candidates for election as chief executive officer and other corporate officers, oversees succession planning for senior management and performs other related responsibilities set forth in its charter.

It is expected that the board of the combined company will determine that each member of the combined company’s nominating and corporate governance committee is “independent” under applicable rules promulgated by the SEC and NASDAQ.

Executive Compensation

The following sections provide information regarding compensation for each of Poniard and Allozyne as standalone entities in relation to the individuals who served as the principal executive officer, or one of the two most highly paid executive officers, as of December 31, 2010 of Poniard or Allozyne and who are expected to serve as executive officers following consummation of the merger. These individuals are referred to as the named executive officers in the sections below and the tables that follow.

Following completion of the merger, it is expected that Meenu Chhabra, Kenneth H. Grabstein, Ph.D., and John Bencich will be the executive officers of the combined company. Each of these executive officers is currently an executive officer of Allozyne.

Employment Agreement – Meenu Chhabra

Ms. Chhabra is employed as Allozyne’s Chief Executive Officer under an Executive Employment Agreement dated August 14, 2007 that was amended as of October 22, 2007. Under her employment agreement, Ms. Chhabra is entitled to receive an annual base salary of $267,775, subject to increases if approved by the Allozyne board of directors. Ms. Chhabra is also eligible to receive (i) an annual retention cash bonus in the amount of $37,500 and (ii) an annual cash bonus in the amount equal to 20% of her annual base salary upon the achievement of certain performance milestones agreed upon by Ms. Chhabra and the Allozyne board of directors.

If Allozyne terminates Ms. Chhabra’s employment without “cause,” if Ms. Chhabra terminates her employment with “good reason,” or in the event of Ms. Chhabra’s death or “disability” (as these terms are defined in her employment agreement and summarized below), Allozyne has agreed to pay Ms. Chhabra a severance payment equivalent to six months of her base salary. In addition, upon such termination, the vesting schedule of the stock options granted to Ms. Chhabra shall be accelerated such that 50% of the unvested portion of such options shall be fully vested. A termination for “cause” includes misconduct that causes material harm to Allozyne, gross negligence or incompetence, loss of legal capacity, an act of dishonesty that causes material harm to Allozyne or its affiliates or to the reputation of Allozyne or its affiliates, engagement in illegal conduct that causes material harm to Allozyne or its affiliates or to the reputation of Allozyne or its affiliates, conviction or liability for a felony, breach in any material respect of the employment agreement, breach of any confidentiality agreement or invention or proprietary information agreement with Allozyne, or commencement of employment with another company while being an employee of Allozyne without the prior written consent of Allozyne’s board of directors. “Good reason” includes a decrease in current base salary, a material reduction in position or duties, with certain exceptions, a move of the Allozyne headquarters to a location greater than 40 miles from Allozyne’s current principal office in Seattle, failure by Allozyne to cure any material breach of its obligations under the employment agreement within a certain time period, or any change in Ms. Chhabra’s title without her written permission.

In connection with the execution of her employment agreement, in January 2008, Ms. Chhabra was granted options to purchase 2,412,431 shares of Allozyne common stock pursuant to the employment agreement and the other terms and conditions of the Allozyne 2005 Stock Option Plan. These stock options vest and become exercisable based on the following schedule:

•

an option to purchase 1,447,459 shares of Allozyne common stock vested as to 60% of the shares on the first closing of Allozyne’s sale of Series B-1 Preferred Stock in October 2007 and the remaining 40% vested on the second closing of Allozyne’s sale of Series B-2 Preferred Stock in May 2011;

•

an option to purchase 482,486 shares of Allozyne common stock will vest on the earlier of an initial public offering of Allozyne’s securities that raises at least $40 million in net proceeds for Allozyne’s account or the date on which Allozyne consummates a change of control transaction that results in net proceeds payable to Allozyne or its stockholders, as the case may be, of at least $150 million;

•

an option to purchase 241,243 shares of Allozyne common stock will vest on the date on which Allozyne executes definitive agreement(s) relating to the “first qualified collaboration” (as defined in the employment agreement); and

•

an option to purchase 241,243 shares of Allozyne common stock will vest on the earlier to occur of a “clinical trial milestone” or a “second qualified collaboration” (as such terms are defined in the employment agreement).

Ms. Chhabra will continue to serve as the combined company’s Chief Executive Officer under a new Executive Employment Agreement dated September 23, 2011, which will be effective, other than the option award as set forth below, upon the consummation of the merger. Under such employment agreement, Ms. Chhabra will be entitled to receive an annual base salary of $400,000, subject to increases if approved by the combined company’s compensation committee. In the event that Ms. Chhabra is able to assist the combined company in securing financing in an amount greater than $40 million, then Ms. Chhabra’s annual base salary shall be increased to $450,000. Ms. Chhabra is also eligible to receive an annual objective-based incentive bonus in an amount equal to 50% of her then annual base salary, based on criteria agreed upon by Ms. Chhabra and the combined company’s board of directors. The amount of such bonus may be increased to 60% of her then annual base salary based on exceptional performance as determined by the combined company’s board of directors or compensation committee. The combined company maintains the right to change, modify, or eliminate the target bonus at any time. In addition, at the time of the agreement, Ms. Chhabra was granted an option to purchase 7.892% of the fully diluted capital of Allozyne, which shall vest over four years in equal installments on each of the forty-eight monthly anniversaries of the date of grant provided that no portion of this option will vest until the date of closing of the merger. In the event that the closing of the merger does not occur, such option grant shall terminate at the time the Allozyne’s board of directors indicates that the merger will not occur.

If the combined company terminates Ms. Chhabra’s employment without “cause” except where such termination also would constitute “termination upon a change in control,” or if Ms. Chhabra terminates her employment for “good reason” except where such termination also would constitute “termination upon a change in control”, with the exception of any termination by the combined company as a result of Ms. Chhabra’s “permanent disability” or death or any termination by Ms. Chhabra with the combined company other than “good reason” (as such terms are defined in the employment agreement), the combined company shall pay Ms. Chhabra a severance payment equivalent to six months of her then base salary. In addition, upon such termination, the vesting schedule of the stock options or the restricted stock granted to Ms. Chhabra shall continue as if Ms. Chhabra had provided an additional six months of service measured from the termination date, provided that no portion of the option granted to Ms. Chhabra on September 9, 2011 will vest if at the time of the termination the merger has not occurred. A termination for “cause” includes misconduct that causes material harm to the combined company, gross negligence or incompetence, loss of legal capacity, an act of dishonesty that causes material harm to the combined company or its affiliates or to the reputation of the combined company or its affiliates, engagement in illegal conduct that causes material harm to the combined company or its affiliates or to the reputation of the combined company or its affiliates, conviction or liability for a felony, breach in any material respect of the employment agreement, breach of any confidentiality agreement or invention or proprietary information agreement with the combined company, or commencement of employment with another company while being an employee of the combined company without the prior written consent of the combined company’s board of directors. “Good reason” includes a decrease in current base salary, a material reduction in position or duties, or movement of Ms. Chhabra’s principal place of employment to a location which is not within 50 miles of Seattle, Washington, or New York, New York. If the combined company terminates Ms. Chhabra’s employment upon a “change in control” (as such term is defined in the employment agreement), the combined company shall pay Ms. Chhabra a severance payment equivalent to twelve months of her then base salary and 100% of Ms. Chhabra’s target bonus for the year in which the termination upon a “change in control” occurs, payable in one lump sum. In addition, upon such termination, the vesting schedule of the stock options or the restricted stock granted to Ms. Chhabra, other than equity awards with performance based vesting, shall be accelerated such that 100% of the unvested portion of such options shall be fully vested, provided that no portion of the option granted to Ms. Chhabra on September 9, 2011 will vest if at the time of the termination the merger has not occurred. As a condition to the receipt of any severance benefits, Ms. Chhabra shall make herself available to the combined company following the termination to provide reasonable transition services for a period of time not to exceed twelve months, provided that such services shall not account for greater than 20% of the level of services Ms. Chhabra provided as an employee prior to such termination.

Employment Agreement – John Bencich

Mr. Bencich currently serves as Allozyne’s Chief Financial Officer and will continue to serve as the combined company’s Chief Financial Officer under an Executive Employment Agreement dated September 12, 2011. Under such employment agreement, Mr. Bencich is entitled to receive an annual base salary of $250,000 subject to annual review. In the event that the combined company closes a financing in an amount greater than $40 million, then Mr. Bencich’s annual base salary shall be increased to $270,000. Mr. Bencich is also eligible to receive an annual objective-based incentive bonus in an amount equal to 25% of his then annual base salary at the combined company’s discretion. Upon the consummation of a financing in an amount greater than $40 million, Mr. Bencich will be entitled to receive a one-time bonus of $75,000, provided that Mr. Bencich is employed by the combined company on the date of the closing of such financing and the date the bonus is paid to him, which shall be within sixty days of the closing of such financing. In addition, Mr. Bencich will be granted an option to purchase 1.70% of the fully diluted capital of the combined company, which shall vest over four years, with 25% of the total number of shares subject to the option vesting on the one-year anniversary of the date of grant and the remainder vesting in equal installments on each of the thirty-six monthly anniversaries of the first vesting date thereafter.

If the combined company terminates Mr. Bencich’s employment without “cause” except where such termination also would constitute “termination upon a change of control,” or if Mr. Bencich terminates his employment with “good reason” except where such termination also would constitute “termination upon a change of control”, with the exception of any termination by the combined company as a result of Mr. Bencich’s

“permanent disability” or death or any termination by Mr. Bencich of his employment with the combined company other than for “good reason” (as such terms are defined in the employment agreement), the combined company shall pay Mr. Bencich a severance payment equivalent to three months of his then base salary if either a financing in an amount greater than $40 million or the merger has not occurred, or six months of his then base salary if both a financing in an amount greater than $40 million and the merger have occurred. In addition, upon such termination, the vesting schedule of the stock options or the restricted stock granted to Mr. Bencich shall continue as if Mr. Bencich had provided an additional three months of service measured from the termination date if either a financing in an amount greater than $40 million or a merger has not occurred, or the vesting schedule of the stock options or the restricted stock granted to Mr. Bencich shall continue as if Mr. Bencich had provided an additional six months of service measured from the termination date if both a financing in an amount greater than $40 million and the merger have occurred. A termination for “cause” includes misconduct that causes material harm to the combined company, gross negligence or incompetence, loss of legal capacity, an act of dishonesty that causes material harm to the combined company or its affiliates or to the reputation of the combined company or its affiliates, engagement in illegal conduct that causes material harm to the combined company or its affiliates or to the reputation of the combined company or its affiliates, conviction or liability for a felony, breach in any material respect of the employment agreement, breach of any confidentiality agreement or invention or proprietary information agreement with the combined company, or commencement of employment with another company while being an employee of the combined company without the prior written consent of the combined company’s board of directors. “Good reason” includes a decrease in current base salary, a material reduction in position or duties, or movement of Mr. Bencich’s principal place of employment to a location which is not within 50 miles of Seattle, Washington, or New York, New York. If the combined company terminates Mr. Bencich upon a “change in control” (as such term is defined in the employment agreement), the combined company shall pay Mr. Bencich a severance payment equivalent to twelve months of his base salary. In addition, upon such termination, the vesting schedule of the stock options or the restricted stock granted to Mr. Bencich shall continue as if Mr. Bencich had provided an additional twelve months of service measured from the termination date provided that at such time a financing in an amount greater than $40 million has closed. As a condition to the receipt of any severance benefits, Mr. Bencich shall make himself available to the combined company following the termination to provide reasonable transition services for a period of time not to exceed six months, provided that such services shall not account for greater than 20% of the level of services Mr. Bencich provided as an employee prior to such termination.

Employment Agreement – Kenneth H. Grabstein, Ph.D.

Dr. Grabstein is employed as Allozyne’s Chief Scientific Officer under an Executive Employment Agreement dated October 7, 2005 that was amended as of October 22, 2007. Under his employment agreement, Dr. Grabstein is entitled to receive an annual base salary of approximately $255,000, subject to increases if approved by the Allozyne board of directors, and is eligible to receive an annual bonus as determined by the Allozyne board of directors, in its sole discretion.

If Allozyne terminates Dr. Grabstein’s employment without “cause,” if Dr. Grabstein terminates his employment with “good reason” within a certain time period, or in the event of Dr. Grabstein’s death or “disability” (as these terms are defined in his employment agreement and summarized below), Allozyne has agreed to pay Dr. Grabstein a severance payment equivalent to three months of his base salary. In addition, upon such termination, the vesting schedule of the options granted to Dr. Grabstein shall be accelerated such that 50% of the unvested portion of such options shall be fully vested. A termination for “cause” includes misconduct that causes material harm to Allozyne, gross negligence or incompetence, loss of legal capacity, an act of dishonesty that causes material harm to Allozyne or its affiliates or to the reputation of Allozyne or its affiliates, engagement in illegal conduct that causes material harm to Allozyne or its affiliates or to the reputation of Allozyne or its affiliates, conviction or liability for a felony, breach in any material respect of the employment agreement, breach of any confidentiality agreement or invention or proprietary information agreement with Allozyne, or commencement of employment with another company while being an employee of Allozyne without the prior consent of Allozyne’s board of directors. “Good reason” includes a decrease in current base salary, a material reduction in position or duties, with certain exceptions, a move of the Allozyne headquarters to a location greater than 40 miles from Allozyne’s current principal office in Seattle, or failure by Allozyne to cure any material breach of its obligations under the employment agreement within a certain time period.

In connection with the execution of his employment agreement, in October 2005 and in January 2008, respectively, Dr. Grabstein was granted options to purchase a total of 1,929,945 shares of Allozyne common stock pursuant to the employment agreement and the other terms and conditions of the Allozyne 2005 Stock Option Plan. These options vest and become exercisable based on the following schedule:

•

an option to purchase 415,000 shares of Allozyne common stock vested at the rate of 2.0833% of such shares on November 10, 2005 and then monthly thereafter, which option was fully vested as of October 10, 2009;

•

an option to purchase 1,009,963 shares of Allozyne common stock vested as to 60% of the shares on the first closing of Allozyne’s sale of Series B-1 Preferred Stock in October 2007 and the remaining 40% vested on the second closing of Allozyne’s sale of Series B-2 Preferred Stock in May 2011; and

•

an option to purchase 504,982 shares of Allozyne common stock will vest on the earlier of an initial public offering of Allozyne’s securities that raises at least $40 million in net proceeds for Allozyne’s account and in which Allozyne is valued at $160 million or greater, or the date on which Allozyne consummates a change of control transaction that results in net proceeds payable to Allozyne or its stockholders, as the case may be, of at least $200 million.

Summary Compensation Table

The following table presents summary information concerning all compensation paid to or earned by Ms. Chhabra and Dr. Grabstein for services rendered to Allozyne in all capacities during the fiscal years ended December 2010 and 2009. These individuals are referred to below collectively as the named executive officers. The named executive officers are the only individuals who served as the principal executive officer or one of the two most highly compensated executive officers of Allozyne as of December 31, 2010 and who will continue to serve to serve in similar capacities at Allozyne following the merger.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Meenu Chhabra	2010	267,775	93,600	48	361,423
Allozyne Chief Executive Officer	2009	267,775	37,500	181	305,456

Kenneth H. Grabstein, Ph.D.	2010	255,000	17,000	1,342	273,342
Allozyne Chief Scientific Officer	2009	255,000	0	1,569	256,569

(1)	All other compensation represents miscellaneous taxable fringe benefits that were reported on form W-2.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth certain information with respect to the value of all unexercised options previously awarded to the named executive officers as of December 31, 2010, each of which were awarded under the Allozyne 2005 Stock Incentive Plan. No stock options held by any of the named executive officers were exercised during fiscal year 2010.

Outstanding Equity Awards at December 31, 2010

	Option Awards(1)
	Number of Securities Underlying Unexercised Options(#)				Option Exercise Price($)	Option Expiration Date
Name	Exercisable		Unexercisable
Meenu Chhabra	1,447,459	(2)			0.19	01/31/2018
Allozyne Chief Executive Officer			482,486	(3)	0.19	01/31/2018
			241,243	(4)	0.19	01/31/2018
	241,243	(5)			0.19	01/31/2018
Kenneth H. Grabstein, Ph.D.	415,000	(6)			0.10	05/03/2016
Allozyne Chief Scientific Officer	1,009,963	(7)			0.19	01/31/2018
			504,982	(8)	0.19	01/31/2018

(1)	References to options or shares held by all executive officers in the table refer to options or shares of Allozyne.
(2)	These options were granted on January 31, 2008 and are fully vested.
(3)	These options were granted on January 31, 2008, and vest on the earlier of an initial public offering of Allozyne’s securities that raises at least $40 million in net proceeds for Allozyne’s account or the date on which Allozyne consummates a change of control transaction that results in net proceeds payable to Allozyne or its stockholders, as the case may be, of at least $150 million.
(4)	These options were granted on January 31, 2008, and vest on the date on which Allozyne executes definitive agreement(s) relating to the “first qualified collaboration” (as defined in Ms. Chhabra’s employment agreement with Allozyne).
(5)	These options were granted on January 31, 2008, and are fully vested.
(6)	These options were granted on May 3, 2006, and are fully vested.
(7)	These options were granted on January 31, 2008 and are fully vested.
(8)	These options were granted on January 31, 2008, and vest on the earlier of an initial public offering of Allozyne’s securities that raises at least $40 million in net proceeds for Allozyne’s account and in which Allozyne is valued at $160 million or greater, or the date on which Allozyne consummates a change of control transaction that results in net proceeds payable to Allozyne or its stockholders, as the case may be, of at least $200 million.

Compensation of Directors

Allozyne Director Compensation

Allozyne compensates its independent, non-employee directors through grants of stock options to attract and retain qualified candidates to serve on its board of directors. Directors who also are employees of Allozyne or affiliated with its venture capital investors receive no compensation for their service as directors or as members of board committees, other than reimbursement of business expenses incurred in connection with serving on the Allozyne board of directors. In setting director compensation, Allozyne considers the significant amount of time that directors dedicate to the fulfillment of their director responsibilities, as well as the competency and skills required of directors.

Poniard Director Compensation

Poniard compensates its non-employee directors through a combination of cash and equity awards. Directors who are also employees of Poniard receive no compensation for their service as directors or as members of board committees. Accordingly, Ronald A. Martell, Poniard’s Chief Executive Officer, received no separate compensation for his services as a director, other than reimbursement of reasonable business expenses incurred in connection with his service on the Poniard board of directors.

For 2010, Poniard’s non-employee directors received an annual fee of $20,000 for service on the board of directors, together with a fee of $2,000 for each in-person board meeting attended. Payment for attendance at telephonic board meetings was $500 for up to one hour, $1,000 for one to two hours and $1,500 for more than two hours. Non-employee directors also received for 2010 a fee of $500 for attendance at each meeting of a committee on which they served. The audit committee chair received a 2010 annual retainer of $10,000, and each audit committee member received an annual retainer of $6,000. The chairs of the compensation committee and the nominating and corporate governance committee each received an annual retainer of $6,500. The members of each of the compensation committee and the nominating and corporate governance committee received an annual retainer of $4,000. Poniard also reimburses its non-employee directors for reasonable board expenses incurred in connection with attending board and committee meetings.

In 2010, each non-employee director received an RSU for 72,289 shares of Poniard common stock under Poniard’s Amended and Restated 2004 Incentive Compensation Plan, which was equal to that number of shares of Poniard common stock having a fair market value of $60,000 on the June 9, 2010 grant date (based on the closing price of Poniard common stock on that date). Dr. McMahon was granted an additional RSU for 35,145 shares for service as chairman of Poniard’s board of directors and Dr. Dickson was granted an additional RSU for 23,855 shares for service as lead independent director. All RSUs vest 50% on the date of the first two annual meetings of shareholders that occurs after the 2010 annual meeting of shareholders, subject to continued service as a director. All outstanding RSUs held by the directors will vest upon the consummation of the merger, in the amounts set forth in the section entitled “The Merger—Interests of Poniard’s Executive Officers and Directors in the Merger—Outstanding Equity Awards in the Merger” in this proxy statement/prospectus/consent solicitation. Non-employee directors have not received any equity awards for 2011 service.

It is currently expected that the compensation payable to non-employee directors of the combined company following completion of the merger will be reviewed by the combined company and may be subject to change.

Non-Employee Director Compensation

The following table sets forth the fiscal year 2010 compensation paid to or earned by the individuals who are expected to serve as non-employee directors of the combined company upon completion of the merger. Ronald A. Martell, Poniard’s Chief Executive Officer, is not included in this table, because, as an employee of Poniard during 2010, he did not receive separation compensation for his service as a director. None of the Allozyne directors who will serve as non-employee directors of the combined company upon completion of the merger received any compensation in the fiscal year 2010. All references to stock awards or shares held by Fred B. Craves, Ph.D. refer to stock awards or shares of Poniard.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash($)(1)	Stock Awards($)(2)(3)	Total($)
Fred B. Craves, Ph.D.	58,500	60,000	118,500

(1)	Includes all annual retainer fees, committee member and committee chair fees, and meeting fees earned for 2010. All annual retainer fees are paid to board members, committee members and committee chairs semi-annually in advance of services, rather than in arrears. Accordingly, retainer fees for the first half of calendar 2010 were paid in December 2009 and retainer fees for the second half of the 2010 calendar year were paid in June 2010. Retainer fees paid in December 2010 for services during the first half of 2011 are not included.

(2)

The amounts reported in the Stock Awards column represent the grant date fair value of such awards, computed in accordance with FASB ASC Topic 718. The grant date fair value for RSUs granted was based on the closing price of Poniard’s common stock on the grant date, as reported on The NASDAQ Global

Market. The RSUs vest 50% on the date of the 2011 annual meeting of shareholders and the remaining 50% vest on the date of the 2012 annual meeting of shareholders, subject to continued service as a director to Poniard.

(3)	At December 31, 2010, Dr. Craves held options to purchase 107,495 shares of Poniard common stock and RSUs representing the right to purchase 72,289 shares of Poniard common stock.

PRINCIPAL SHAREHOLDERS OF PONIARD

The following table sets forth certain information regarding the beneficial ownership known to Poniard of the common stock of Poniard as of August 15, 2011, by (i) each person known to Poniard to be a beneficial owner of more than 5% of its common stock, (ii) each director, (iii) each executive officer and (iv) all current directors and executive officers as a group. Unless indicated otherwise below, the address of each officer or director listed below is c /o Poniard Pharmaceuticals, Inc., 750 Battery Street, Suite 330, San Francisco, CA 94111. Except as otherwise indicated, Poniard believes that the beneficial owners of the common shares listed below have sole investment and voting power with respect to the shares.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned (1)	Percent of Common Shares Outstanding(2)
MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P, MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2005 BVIII LLC (3)	6,416,582	10.7%
The John Hancock Tower 200 Clarendon Street, 54th Floor Boston, MA 02116

Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P., Bay City Capital Management IV LLC and Bay City Capital LLC (4)	4,554,582	7.6%
750 Battery Street, Suite 400 San Francisco, CA 94111

Gerald McMahon (5)	1,374,445	2.2%

Robert S. Basso (6)	101,145	*

Fred B. Craves (7)	4,900,359	8.2%

E. Rolland Dickson (8)	178,068	*

Carl S. Goldfischer (9)	4,699,889	7.8%

Robert M. Littauer (10)	131,976	*

Gary A. Lyons (11)	236,145	*

Ronald A. Martell (12)	1,478,282	2.4%

Nicholas J. Simon, III (13)	6,452,727	10.8%

David R. Stevens (14)	151,794	*

Michael S. Perry (15)	290,194	*

Michael K. Jackson (16)	189,616	*

Directors and executive officers as a group (12 persons) (17)	15,630,058	24.7%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock owned as of August 15, 2011 and shares of common stock which are issuable within 60 days of August 15, 2011, including pursuant to options, RSUs or warrants to purchase common stock, are deemed beneficially owned for computing the percentage of the person holding such securities, but are not considered outstanding for purposes of computing the percentage of any other person.

(2)	Based on 59,944,271 shares of common stock outstanding as of August 15, 2011.

(3)

Represents 53,333 shares of common stock issuable pursuant to options held by Mr. Simon and exercisable within 60 days of August 15, 2011; 93,953 shares of common stock held by MPM Asset Management Investors 2005 BVIII LLC; 356,660 shares of common stock held by MPM BioVentures III, L.P.; 448,226 shares of common stock held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 160,225 shares of common stock held by MPM BioVentures III Parallel Fund, L.P.; and 5,304,185 shares of common stock held by MPM BioVentures III QP, L.P. MPM BioVentures III GP, L.P and MPM BioVentures III LLC (MPM III LLC) are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG (the MPM III Funds). Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas J. Simon III, Michael Steinzmetz and Kurt Wheeler are members of MPM III LLC and MPM Asset Management Investors 2005 BVIII LLC (AM 2005) and exercise voting and investment control over the securities owned by the MPM III Funds and AM 2005. Each such individual disclaims beneficial ownership of the securities held by the MPM III Funds and AM 2005. Mr. Simon is a director of the company and the record holder of the option shares beneficially owned by the MPM Funds and AM 2005.

(4)	Bay City Management is general partner to Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P (the BCC Funds) and has voting and investment control over the securities held by the BCC Funds. Such control is exercised by BCC as a manager of Bay City Management. Fred B. Craves and Carl S. Goldfischer, directors of the company, are managers of Bay City Management and members and managing directors of BCC. Dr. Craves and Dr. Goldfischer each disclaims beneficial ownership of the securities held by the BCC Funds.

(5)	Includes 1,300,619 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011 and 54,217 shares of common stock subject to time-based RSUs that vest within 60 days of August 15, 2011.

(6)	Includes 60,000 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011 and 36,145 shares subject to time-based RSUs that vest within 60 days of August 15, 2011.

(7)	Includes 4,554,584 shares of common stock beneficially owned by the BCC Funds and 105,829 shares of common stock issuable pursuant to options held by Dr. Craves and exercisable within 60 days of August 15, 2011. Dr. Craves disclaims beneficial ownership of the securities held by the BCC Funds.

(8)	Includes 129,162 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(9)	Includes 4,554,584 shares of common stock beneficially owned by the BCC Funds and 105,829 shares of common stock issuable pursuant to options held by Dr. Goldfischer and exercisable within 60 days of August 15, 2011. Dr. Goldfischer disclaims beneficial ownership of the securities held by the BCC Funds.

(10)	Includes 95,831 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(11)	Includes 30,000 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(12)	Includes 930,209 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011 and 25,000 shares of common stock subject to time-based RSUs that vest within 60 days of August 15, 2011.

(13)	Consists of 6,363,249 shares of common stock beneficially owned by the MPM III Funds and AM 2005 and 53,333 shares of common stock issuable pursuant to options held by Mr. Simon and exercisable within 60 days of August 15, 2011. Mr. Simon disclaims beneficial ownership of the securities held by the MPM Funds and AM 2005.

(14)	Includes 95,831 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(15)	Includes 208,334 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(16)	Includes 106,304 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(17)	Includes 3,221,281 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011 and 25,000 shares of common stock subject to time-based RSUs that vest within 60 days of August 15, 2011.

PRINCIPAL STOCKHOLDERS OF ALLOZYNE

The following table sets forth certain information regarding the beneficial ownership Allozyne’s capital stock as of August 15, 2011, by (i) each person known to Allozyne to be a beneficial owner of more than 5% of its capital stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group. Unless indicated otherwise below, the address of each officer or director listed below is c/o Allozyne, Inc., 1600 Fairview Ave. E., Suite 300, Seattle, Washington 98102. Except as otherwise indicated, Allozyne believes that the beneficial owners of the common stock listed below have sole investment and voting power with respect to the shares.

Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
Named Executive Officers and Directors
Meenu Chhabra (3)	1,447,459	3.5%
Kenneth Grabstein (3)	1,424,963	3.5%
John Bencich (3)	30,000	*
Steven Gillis, Ph.D. (4)	10,359,020	24.6%
Michael Steinmetz, Ph.D. (5)	16,309,454	37.5%
Carl Weissman (6)	11,202,169	26.3%
Janis Naeve, Ph.D. (7)	7,511,095	18.6%
David Tirrell, Ph.D. (8)	929,839	2.3%
All Directors and Executive Officers as a Group (8 individuals) (9)	49,213,999	92.6%
5% Stockholders
Amgen Ventures LLC (10)	7,511,095	18.6%
Arch Entities (11)	10,359,020	24.6%
ARCH V Entrepreneurs Fund, L.P.
ARCH Venture Fund V, L.P.
ARCH Venture Fund VI, L.P.
MPM Entities (12)	16,309,454	37.5%
MPM Asset Management Investors 2003 BVIII LLC
MPM BioVentures III, L.P.
MPM BioVentures III GmbH & Co, Beteiligungs KG
MPM BioVentures III Parallel Fund, L.P.
MPM BioVentures III-QP, L.P.
OVP Entities (13)	10,738,378	25.5%
OVP Venture Partners VI, L.P.
OVP Venture Partners VII, L.P.
OVP VI Entrepreneurs Fund, L.P.

*	Less than 1% of the outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of capital stock owned as of August 15, 2011 and shares of capital stock that are issuable within 60 days of August 15, 2011, including pursuant to options or warrants to purchase capital stock, or the conversion of principal and accured interest under outstanding convertible promissory notes, are deemed beneficially owned for computing the percentage of the holder holding such securities, but are not considered outstanding for purposes of computing the percentage of any other holder.

(2)	Based on 39,522,027 shares of common stock, assuming the conversion of all outstanding shares of preferred stock into 36,509,167 shares of common stock, outstanding as of August 15, 2011.

(3)	Represents shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(4)	Represents 25,850 shares of capital stock, 2,277 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 5,888 shares of capital stock issuable upon conversion of principal and interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH V Entrepreneurs Fund, L.P.; 3,845,203 shares of capital stock, 338,121 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 874,273 shares of capital stock issuable upon conversion of principal and interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund V, L.P.; and 3,907,056 shares of capital stock, 336,871 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 1,023,481 shares of capital stock issuable upon conversion of principal and interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund VI, L.P. Steven Gillis, Ph.D., one of Allozyne’s directors, is a managing director of ARCH Venture Partners and therefore may be deemed to have shared voting and dispositive power over such securities. Dr. Gillis disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(5)	Represents 199,386 shares of capital stock, 16,954 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 46,517 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM Asset Management Investors 2003 BVIII LLC; 692,417 shares of capital stock, 58,877 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 161,546 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III, L.P.; 870,315 shares of capital stock, 74,003 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 203,050 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 311,011 shares of capital stock, 26,444 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 72,560 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III Parallel Fund, L.P.; and 10,298,080 shares of capital stock, 875,652 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 2,402,642 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III QP, L.P. MPM BioVentures III GP, L.P and MPM BioVentures III LLC (MPM III LLC) are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG (together, the MPM III Funds). Michael Steinmetz, Ph.D., one of Allozyne’s directors, together with Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas J. Simon III, and Kurt Wheeler are members of MPM III LLC and MPM Asset Management Investors 2003 BVIII LLC (AM 2003) and exercise voting and investment control over the securities owned by the MPM III Funds and AM 2005. Each such member disclaims beneficial ownership of the securities held by the MPM III Funds and AM 2003.

(6)	Represents 434,274 shares of capital stock issuable pursuant to a warrants exercisable within 60 days of August 15, 2011 held by Mr. Weissman; 29,517 shares of capital stock held by ISB Accelerator Corporation; 8,013,676 shares of capital stock, 424,174 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 817,004 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VI, L.P.; 266,397 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 1,086,424 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VII, L.P.; and 128,210 shares of capital stock and 2,493 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 held by OVP VI Entrepreneurs Fund, L.P. Carl Weissman, one of Allozyne’s directors, is a Managing Director of OVP Venture Partners and the chief executive officer and a director of ISB Accelerator Corporation, and therefore may be deemed to have shared voting and dispositive power over such securities. Mr. Weissman disclaims beneficial ownership of the securities held by ISB Accelerator Corporation and the OVP entities, except to the extent of his pecuniary interest therein.

(7)	Represents 6,547,284 shares of capital stock, 341,127 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and 622,684 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by Amgen Ventures LLC. Janis Naeve, Ph.D., one of Allozyne’s directors, is a Director of Amgen Ventures, and therefore may be deemed to have shared voting and dispositive power over such securities. Dr. Naeve disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein.

(8)	Includes 229,839 shares common stock issuable pursuant to options exercisable within 60 days of August 15, 2011.

(9)	Includes the following securities, which are exercisable or convertible into shares of Allozyne’s capital stock within 60 days of August 15, 2011: (a) 3,132,261 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2011, (b) 3,197,665 shares of capital stock issuable pursuant to warrants exercisable within 60 days of August 15, 2011 and (c) 7,316,069 shares of capital stock upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes.

(10)	Represents 6,547,284 shares of capital stock, warrants to purchase 341,127 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 622,684 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by Amgen Ventures LLC. Janis Naeve, Ph.D., one of Allozyne’s directors, is a Director of Amgen Ventures, and therefore may be deemed to have shared voting and dispositive power over such securities. Dr. Naeve disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein. The address of Amgen Ventures LLC is 4445 Eastgate Mall, Ste. 230, San Diego, California 92121.

(11)	Represents 25,850 shares of capital stock, warrants to purchase 2,277 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 5,888 shares of capital stock issuable upon conversion of principal and interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH V Entrepreneurs Fund, L.P.; 3,845,203 shares of capital stock, warrants to purchase 338,121 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 874,273 shares of capital stock issuable upon conversion of principal and interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund V, L.P.; and 3,907,056 shares of capital stock, warrants to purchase 336,871 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 1,023,481 shares of capital stock issuable upon conversion of principal and interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund VI, L.P. Steven Gillis, Ph.D., one of Allozyne’s directors, is a managing director of ARCH Venture Partners and therefore may be deemed to have shared voting and dispositive power over such securities. Dr. Gillis disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for the ARCH entities is 8725 W. Higgins Road, Suite 290, Chicago, Illinois 60631.

(12)

Represents 199,386 shares of capital stock, warrants to purchase 16,954 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 46,517 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM Asset Management Investors 2003 BVIII LLC; 692,417 shares of capital stock, warrants to purchase 58,877 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 161,546 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III, L.P.; 870,315 shares of capital stock, warrants to purchase 74,003 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 203,050 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 311,011 shares of capital stock, warrants to purchase 26,444 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 72,560 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III Parallel Fund, L.P.; and 10,298,080 shares of capital stock, warrants to purchase 875,652 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 2,402,642 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III QP, L.P. MPM BioVentures III GP, L.P and MPM BioVentures III LLC (MPM III LLC) are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG (together, the MPM III Funds). Michael Steinmetz, Ph.D., one of Allozyne’s directors, together with Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas J. Simon III, and Kurt Wheeler are members of MPM III LLC and MPM Asset Management Investors 2003 BVIII LLC (AM 2003) and exercise voting and investment control over the shares owned by the MPM III Funds and AM 2005. Each such member disclaims beneficial ownership of the securities held by the MPM III Funds and AM 2003. The address for the MPM entities is 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

(13)	Represents 8,013,676 shares of capital stock, warrants to purchase 424,174 shares of capital stock that are exercisable within 60 days of August 15, 2011 and 817,004 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VI, L.P.; a warrant to purchase 266,397 shares of capital stock that is exercisable within 60 days of August 15, 2011 and 1,086,424 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VII, L.P.; and 128,210 shares of capital stock and warrants to purchase 2,493 shares of capital stock that are exercisable within 60 days of August 15, 2011 held by OVP VI Entrepreneurs Fund, L.P. Carl Weissman, one of Allozyne’s directors, is a Managing Director of OVP Venture Partners and therefore may be deemed to have shared voting and dispositive power over such securities. Mr. Weissman disclaims beneficial ownership of the securities held by the OVP entities, except to the extent of his pecuniary interest therein. The address for the OVP entities is 1010 Market Street, Kirkland, Washington 98033.

PRINCIPAL SHAREHOLDERS OF THE COMBINED COMPANY

The following table sets forth information as of August 15, 2011 regarding the beneficial ownership of the combined company upon consummation of the merger, by:

•	each of Allozyne’s named executive officers who is expected to serve as an executive officer of the combined company;

•	each person who is expected to serve as a director of the combined company;

•

each person, or group, who the management of Poniard and Allozyne expects to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger; and

•	all persons who are expected to serve as directors and executive officers of the combined company as a group.

The percentage of the combined company’s common stock beneficially owned is computed on the basis of 3,980,589 shares of Poniard common stock outstanding upon consummation of the merger and assumes that the conversion factor to be used in connection with the merger is 0.0628 shares of Poniard common stock for each share of Allozyne capital stock, after giving effect to the 1-for-40 reverse stock split of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger, assuming Poniard does not have any net debt, Allozyne does not have any net cash and Allozyne does not raise more than the $4.0 million already raised in May and July 2011 in aggregate gross cash proceeds from the sale of its capital stock in such specified transactions prior to the effective time of the merger. The shares held by existing Allozyne stockholders assumes conversion of all options and warrants to purchase Allozyne common stock into options and warrants to purchase a quantity of Poniard common stock determined by applying the conversion factor.

The number of shares to be beneficially owned by each entity, person, director or executive officer has been determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days after August 15, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by directors and executive officers of Poniard and Allozyne, Poniard and Allozyne believe that each of the persons named in this table will have sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise noted below, the address for each person or entity listed in the table is c/o Allozyne, Inc., 1600 Fairview Ave E., Suite 300, Seattle, Washington 98102.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (1)
Named Executive Officers and Directors
Meenu Chhabra (2)	90,900	2.2%
John Bencich (2)	1,884	*
Kenneth Grabstein (2)	89,487	2.2%
Ronald Martell (3)	36,331	*
Steven Gillis, Ph.D. (4)	650,541	15.7%
Michael Steinmetz, Ph.D. (5)	1,183,303	28.0%
Carl Weissman (6)	703,491	16.9%
Fred B. Craves, Ph.D. (7)	122,507	3.1%
All Directors and Executive Officers as a Group (8 individuals) (8)	2,878,444	60.1%

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (1)
5% Stockholders
Amgen Ventures LLC (9)	471,695	11.7%
Arch Entities (10)	650,541	15.7%
ARCH V Entrepreneurs Fund, L.P.
ARCH Venture Fund V, L.P.
ARCH Venture Fund VI, L.P.
MPM Entities (11)	1,183,303	28.0%
MPM Asset Management Investors 2003 BVIII LLC
MPM BioVentures III, L.P.
MPM BioVentures III GmbH & Co, Beteiligungs KG
MPM BioVentures III Parallel Fund, L.P.
MPM BioVentures III-QP, L.P.
OVP Entities (12)	674,366	16.3%
OVP Venture Partners VI, L.P.
OVP Venture Partners VII, L.P.
OVP VI Entrepreneurs Fund, L.P.

*	Less than 1% of the outstanding shares.
(1)	Assumes that 2,481,983 shares of Poniard common stock are issued to Allozyne stockholders in connection with the merger and 1,498,606 shares of Poniard common stock are held by holders of Poniard common stock prior to the merger.
(2)	Represents the combined company’s post-conversion shares issuable pursuant to options exercisable within 60 days of August 15, 2011 based on the assumed exchange ratio.
(3)	Represents 13,076 post-reverse stock split shares of the combined company’s common stock and 23,255 post-split shares issuable pursuant to options exercisable within 60 days of August 15, 2011.
(4)	Represents, on a post-conversion basis based on the assumed exchange ratio, 1,623 shares of the combined company’s common stock, warrants to purchase 142 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 369 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH V Entrepreneurs Fund, L.P.; 241,478 shares of the combined company’s common stock, warrants to purchase 21,233 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 54,904 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund V, L.P.; and 245,363 shares of the combined company’s common stock, warrants to purchase 21,155 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 64,274 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund VI, L.P., post-conversion using the assumed exchange ratio. Dr. Gillis, one of the combined company’s directors, is a managing director of ARCH Venture Partners and therefore may be deemed to have shared voting and dispositive power over such securities. Dr. Gillis disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(5)

Represents, (a) on a post-conversion basis based on the assumed exchange ratio, 12,521 shares of the combined company’s common stock, warrants to purchase 1,064 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 2,921 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM Asset Management Investors 2003 BVIII LLC; 43,483 shares of the combined company’s common stock, warrants to purchase 3,697 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 10,145 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III, L.P.; 54,655 shares of the combined company’s common stock, warrants to purchase 4,647 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 12,751 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 19,531 shares of the combined company’s common stock, warrants to purchase 1,660 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 4,556 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III Parallel Fund, L.P.; and 646,719 shares of the combined company’s common stock, warrants to purchase 54,990 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 150,885 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III QP, L.P., and (b) on a post-reverse stock split basis, 2,348 shares of the combined company’s common stock held by MPM Asset Management Investors 2005 BVIII LLC; 8,916 shares of the combined company’s common stock held by MPM BioVentures III, L.P.; 11,205 shares of the combined company’s common stock held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 4,005 shares of the combined company’s common stock held by MPM BioVentures III Parallel Fund, L.P.; and 132,604 shares of the combined company’s common stock held by MPM BioVentures III QP, L.P. MPM BioVentures III GP, L.P and MPM BioVentures III LLC (MPM III LLC) are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG (the MPM III Funds). Dr. Steinmetz, one of the combined company’s directors, together with Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas J. Simon III and Kurt Wheeler are members of MPM III LLC, MPM Asset Management Investors 2003 BVIII LLC (AM 2003) and MPM Asset Management Investors 2005 BVIII LLC (AM 2005) and exercise voting and investment control over the securities owned by the MPM III Funds, AM 2003 and AM 2005. Each such member disclaims beneficial ownership of the securities held by the MPM III Funds, AM 2003 and AM 2005.
(6)	Represents, on a post-conversion basis based on the assumed exchange ratio, a warrant to purchase 27,272 shares of the combined company’s common stock that is exercisable within 60 days of August 15, 2011 held by Mr. Weissman; 1,853 shares of the combined company’s common stock held by ISB Accelerator Corporation; 503,258 shares of the combined company’s common stock, warrants to purchase 26,638 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 51,307 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VI, L.P.; warrants to purchase 16,729 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 68,227 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VII, L.P.; and 8,051 shares of the combined company’s common stock and a warrant to purchase 156 shares of the combined company’s common stock that is exercisable within 60 days of August 15, 2011 held by OVP VI Entrepreneurs Fund, L.P. Carl Weissman, one of the combined company’s directors, is a Managing Director of OVP Venture Partners and the chief executive officer and a director of ISB Accelerator Corporation, and therefore may be deemed to have shared voting and dispositive power over such securities. Mr. Weissman disclaims beneficial ownership of the securities held by ISB Accelerator Corporation and the OVP entities, except to the extent of his pecuniary interest therein.
(7)

Includes, on a post-reverse stock split basis, 113,864 shares of the combined company’s common stock beneficially owned by Bay City Management, general partner to Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P (the BCC Funds), 5,998 shares of the combined company’s common stock held by Dr. Craves, and 2,645 shares of the combined company’s common stock issuable upon the exercise of options held by Dr. Craves within 60 days after August 15, 2011. Dr. Craves, one of the combined company’s directors, is a manager of Bay City Management and a member and managing director of BCC. Dr. Craves disclaims beneficial ownership of the securities held by the BCC Funds.
(8)	Includes the following securities, which are exercisable or convertible into shares of the combined company’s securities within 60 days of August 15, 2011, on a post-reverse stock split basis and post-conversion basis based on the assumed exchange ratio: (a) 208,171 shares issuable pursuant to exercisable options, (b) 179,383 shares issuable pursuant to exercisable warrants and (c) 420,339 shares issuable upon conversion of outstanding principal and accrued interest under convertible promissory notes.
(9)	Represents, on a post-conversion basis based on the assumed exchange ratio, 411,169 shares of capital stock, warrants to purchase 21,422 shares of capital stock and 39,104 shares of capital stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by Amgen Ventures LLC. The address of Amgen Ventures LLC is 4445 Eastgate Mall, Ste. 230, San Diego, California 92121.
(10)	Represents, on a post-conversion basis based on the assumed exchange ratio, 1,623 shares of the combined company’s common stock, warrants to purchase 142 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 369 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH V Entrepreneurs Fund, L.P.; 241,478 shares of the combined company’s common stock, warrants to purchase 21,233 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 54,904 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund V, L.P.; and 245,363 shares of the combined company’s common stock, warrants to purchase 21,155 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 64,274 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by ARCH Venture Fund VI, L.P., post-conversion using the assumed exchange ratio. Dr. Gillis, one of the combined company’s directors, is a managing director of ARCH Venture Partners and therefore may be deemed to have shared voting and dispositive power over such securities. Dr. Gillis disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address for the ARCH entities is 8725 W. Higgins Road, Suite 290, Chicago, Illinois 60631.
(11)

Represents, (a) on a post-conversion basis based on the assumed exchange ratio, 12,521 shares of the combined company’s common stock, warrants to purchase 1,064 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 2,921 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM Asset Management Investors 2003 BVIII LLC; 43,483 shares of the combined company’s common stock, warrants to purchase 3,697 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 10,145 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III, L.P.; 54,655 shares of the combined company’s common stock, warrants to purchase 4,647 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 12,751 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 19,531 shares of the combined company’s common stock, warrants to purchase 1,660 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 4,556 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III Parallel Fund, L.P.; and 646,719 shares of the combined company’s common stock, warrants to purchase 54,990 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 150,885 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by MPM BioVentures III QP, L.P., and (b) on a post-reverse stock split basis, 2,348 shares of the combined company’s common stock held by MPM Asset Management Investors 2005 BVIII LLC; 8,916 shares of the combined company’s common stock held by MPM BioVentures III, L.P.; 11,205 shares of the combined company’s common stock held by MPM BioVentures III GmbH & Co., Beteiligungs KG; 4,005 shares of the combined company’s common stock held by MPM BioVentures III Parallel Fund, L.P.; and 132,604 shares of the combined company’s common stock held by MPM BioVentures III QP, L.P. MPM BioVentures III GP, L.P and MPM BioVentures III LLC (MPM III LLC) are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG (together, the MPM III Funds). Dr. Steinmetz, one of the combined company’s directors, together with Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas J. Simon III and Kurt Wheeler are members of MPM III LLC, MPM Asset Management Investors 2003 BVIII LLC (AM 2003) and MPM Asset Management Investors 2005 BVIII LLC (AM 2005) and exercise voting and investment control over the securities owned by the MPM III Funds, AM 2003 and AM 2005. Each such member disclaims beneficial ownership of the securities held by the MPM III Funds, AM 2003 and AM 2005. The address for the MPM entities is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.
(12)	Represents, on a post-conversion basis based on the assumed exchange ratio, 503,258 shares of the combined company’s common stock, warrants to purchase 26,638 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 51,307 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VI, L.P.; warrants to purchase 16,729 shares of the combined company’s common stock that are exercisable within 60 days of August 15, 2011 and 68,227 shares of the combined company’s common stock issuable upon conversion of principal and accrued interest as of 60 days of August 15, 2011 pursuant to convertible promissory notes held by OVP Venture Partners VII, L.P.; and 8,051 shares of the combined company’s common stock and a warrant to purchase 156 shares of the combined company’s common stock that is exercisable within 60 days of August 15, 2011 held by OVP VI Entrepreneurs Fund, L.P. Mr. Weissman, one of the combined company’s directors, is a Managing Director of OVP Venture Partners, and therefore may be deemed to have shared voting and dispositive power over such securities. Mr. Weissman disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. The address for the OVP entities is 1010 Market Street, Kirkland, Washington 98033.

RELATED PARTY TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE MERGER

Allozyne Transactions

Under Allozyne’s policies applicable to transactions involving related persons, transactions involving related persons are assessed by the independent directors on Allozyne’s board of directors. Related persons include Allozyne directors and executive officers, as well as immediate family members of directors and officers. If the determination is made that a related person has a material interest in any Allozyne transaction, then Allozyne’s independent directors would review, approve or ratify it, and the transaction would be required to be disclosed in accordance with the applicable law and NASDAQ listing requirements. If the related person at issue is a director of Allozyne, or a family member of a director, then that director would not participate in those discussions. Other than transactions with respect to compensation otherwise described in this proxy statement/prospectus/consent solicitation, Allozyne has not engaged in any related party transactions with individuals expected to serve as directors or executive officers of the combined company.

Poniard Transactions

In accordance with its charter, the audit committee of the Poniard board of directors is responsible for the review, approval or ratification of any transaction or series of transactions with a director or senior officer of the company, a director nominee, a principal shareholder of the company, or any such person’s immediate family members or affiliates in which the aggregate amount involved exceeds $120,000 (the current SEC disclosure threshold amount) or is otherwise disclosable under applicable rules and regulations of the SEC. Absent exceptional circumstances, transactions available to all company employees generally and/or transactions involving compensation approved, or recommended for approval, by the Poniard compensation committee of the board of directors are excluded from this policy. The Poniard board audit committee will consider relevant facts and circumstances of each case, including the risks, costs and benefits to Poniard and its shareholders, the terms of the transaction, and the availability of other sources for comparable services or products. Any member of the audit committee who is a related person with respect to a transaction under review cannot participate in the deliberations or vote respecting approval or ratification of the transaction.

During 2010, Gary A. Lyons, a Poniard director, received compensation for consulting services to Poniard in the amount of $140,400, pursuant to a consulting agreement dated April 1, 2009, as amended, between Poniard and Mr. Lyons. The consulting agreement, as amended, was approved by the Poniard board compensation committee and therefore did not require review, approval or ratification by the Poniard board audit committee under the policy described above. The consulting agreement expired by its terms on July 11, 2011.

BCC, an affiliate of Poniard directors Fred B. Craves, Ph.D. and Carl S. Goldfischer, M.D., has entered into the BCC Loan Commitment, pursuant to which it has agreed, prior to closing of the merger, to make a secured nonrecourse loan to Poniard in the principal amount of $2.4 million. The audit committee of the Poniard board of directors approved the BCC Loan Commitment contemplated thereunder, the terms of which are described in the section entitled “The Merger—Other Agreements Related to the Merger Agreement” on page 120 of this prospectus/proxy statement/consent solicitation.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation does not give effect to the proposed reverse stock split described in the section entitled “Matters Being Submitted to a Vote of Poniard Shareholders –Proposal No. 2: Approval of Amendment to Articles of Incorporation to Effect a Reverse Stock Split of Poniard’s Outstanding Common Stock to an Exchange Ratio of 1-for-40”.

The following unaudited pro forma condensed combined financial information gives effect to the proposed merger of Poniard and Allozyne. For accounting purposes Allozyne is considered to be acquiring Poniard because the existing shareholders of Allozyne will have a controlling interest in the combined company and the management of Allozyne will be the management of the combined company.

The merger will be accounted for as a reverse acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the estimated consideration transferred will be allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The acquisition date is expected to be the date the merger is consummated or, effective time of the merger. The excess of consideration transferred over the fair value of the assets acquired and liabilities assumed is allocated to goodwill. The consideration transferred used in the pro forma information below is primarily based on the closing price and number of Poniard common shares outstanding on August 15, 2011 and the Poniard RSUs that are expected to be vested at the acquisition date. Significant changes in the fair value of Poniard common shares or RSUs between the filing of this document and the acquisition date could have a material impact on the consideration transferred and, as a result, the residual amount recognized as goodwill after recognizing the fair values of identifiable assets acquired and liabilities assumed as of the acquisition date. In addition, transactions by either Poniard or Allozyne such as additional borrowings or stock issuances, including those discussed below, could also have a material impact on the fair values of assets acquired and liabilities assumed at the acquisition date.

The unaudited pro forma condensed combined financial information presented below is based on the historical financial statements of Poniard and Allozyne, adjusted to give effect to the acquisition of Poniard by Allozyne for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of June 30, 2011 gives effect to the proposed merger as if it occurred on June 30, 2011 and combines the historical balance sheets of Poniard and Allozyne as of June 30, 2011. The Allozyne balance sheet information was derived from its unaudited condensed balance sheet as of June 30, 2011 included herein. The Poniard balance sheet information was derived from its unaudited condensed consolidated balance sheet included in its Form 10-Q for the quarterly period ended June 30, 2011 and also included herein. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and the year ended December 31, 2010 are presented as if the merger was consummated on January 1, 2010, and combines the historical results of Poniard and Allozyne for the six months ended June 30, 2011 and the year ended December 31, 2010. The historical results of Allozyne were derived from its unaudited condensed statement of operations for the six months ended June 30, 2011 and its audited statement of operations for the year ended December 31, 2010 included herein. The historical results of Poniard were derived from its unaudited condensed consolidated statement of operations for the six months ended June 30, 2011 included in its Form 10-Q for the quarterly period ended June 30, 2011 included herein, and its audited statement of operations for the year ended December 31, 2010 included in its Annual Report on Form 10-K for the year ended December 31, 2010 and also included herein.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes and is not intended to represent the condensed combined financial position or results of operations in future periods or what the results actually would have been had Poniard and Allozyne been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this proxy statement/prospectus/consent solicitation. The unaudited pro forma condensed combined financial information and accompanying notes are qualified by reference to and should be read in conjunction with (i) the Allozyne historical financial statements and notes thereto as of and for the six months ended June 30, 2011 and the year ended December 31, 2010 included elsewhere herein, and (ii) the historical financial statements and notes thereto for the six months ended June 30, 2011 included in Poniard’s Quarterly Report on Form 10-Q and the year ended December 31, 2010 included in Poniard’s Annual Report on Form 10-K for the year ended December 31, 2010, in each case, filed with the Securities and Exchange Commission and also included herein.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

as of June 30, 2011

(in thousands)

	Allozyne Historical	Poniard Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$1,160	$3,692	$1,500	(a)	$6,352
Cash—restricted	—	158			158
Prepaid expenses & other current assets	76	344			420

Total current assets	1,236	4,194			6,930
Property and equipment, net	3,028	25	(25	)(b)	3,028
Licensed product, net	—	5,770			5,770
Restricted cash	157	—			157
Goodwill	—	—	10,770	(e)	6,688
			25	(b)
			(4,107	)(f)

Total assets	$4,421	$9,989			$22,573

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY
Accounts payable	$1,352	$1,161	$2,250	(g)	$4,763
Accrued and other current liabilities	899	926	(223	)(c)	1,602
Current portion of equipment loan with a related party	116	—			116
Note payable	—	—	2,400	(c)	2,400
Bridge loan-convertible promissory notes	5,709	—	(7,209	)(d)	—
			1,500	(a)
Current portion of long-term debt	126	—			126

Total current liabilities	8,202	2,087			9,007
Long-term liabilities:
Capital lease, noncurrent portion	—	1,618			1,618
Preferred stock warrant liability	54	—	(54	)(d)	—
Deferred rent, net of current portion	1,146	—			1,146
Equipment loan with a related party, net of current portion	996	—			996

Total liabilities	10,398	3,705			12,767
Redeemable convertible preferred stock	43,577	—	(43,577	)(d)	—
Convertible, exchangeable preferred stock	—	2	(2	)(f)	—
Common stock	3	1,197	44	(d)	2,422
			(1,197	)(f)
			2,375	(e)
Additional paid-in-capital	—	451,228	51,087	(d)	59,482
			(451,228	)(f)
			8,395	(e)
Accumulated deficit	(49,557)	(446,143)	448,320	(f)	(52,098)
			(2,177	)(c)
			(291	)(d)
			(2,250	)(g)

Total shareholders’ (deficit) equity	(49,554)	6,284			9,806

Total liabilities, redeemable convertible preferred stock, and shareholders’ (deficit) equity	$4,421	$9,989			$22,573

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

for the Six Months Ended June 30, 2011

(in thousands, except per share amounts)

	Allozyne Historical	Poniard Historical	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$—			$—

Operating expenses:
Research and development	3,912	775	(37	)(h)	4,650
General and administrative	1,781	6,295	(265	)(h)	7,811

Total operating expenses	5,693	7,070			12,461

Loss from operations	(5,693)	(7,070)			(12,461)

Other income (expense):
Interest expense	(275)	(47)	(216	)(i)	(538)
Interest income	1	13			14
Other income (expense), net	132	—			132

Total other income (expense), net	(142)	(34)			(392)

Net loss	(5,835)	(7,104)			(12,853)
Accretion of preferred stock	(1,132)	—	1,132	(k)	—
Preferred stock dividends	—	(96)	96	(k)	—

Net loss applicable to common shareholders	$(6,967)	$(7,200)			$(12,853)

Net loss per share applicable to common shareholders—basic and diluted	$(2.31)	$(0.13)			$(0.07)

Weighted average shares used in calculation of basic and diluted net loss per common share	3,013	54,304	118,738	(j)	176,055

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

for the Year Ended December 31, 2010

(in thousands, except per share amounts)

	Allozyne Historical	Poniard Historical	Pro Forma Adjustments		Pro Forma Combined
Revenue	$43	$—			$43

Operating expenses:
Research and development	6,904	7,975	(178	)(h)	14,701
General and administrative	1,990	17,140	(460	)(h)	18,670
Restructuring	—	1,626			1,626

Loss on extinguishment of debt	—	1,217			1,217

Total operating expenses	8,894	27,958			36,214

Loss from operations	(8,851)	(27,958)			(36,171)

Other income (expense):
Interest expense	(183)	(2,210)	(432	)(i)	(2,825)
Interest income	15	86			101
Other income (expense), net	567	31			598

Total other income (expense), net	399	(2,093)			(2,126)

Net loss	(8,452)	(30,051)			(38,297)

Accretion of redeemable convertible preferred stock	(2,264)	—	2,264	(k)	—
Preferred stock dividends	—	(166)	166	(k)	—
Preferred stock dividends, in-kind	—	(570)	570	(k)	—

Net loss applicable to common shareholders	$(10,716)	$(30,787)			$(38,297)

Net loss per share applicable to common shareholders—basic and diluted	$(3.62)	$(0.66)			$(0.23)

Weighted average common shares outstanding—basic and diluted	2,957	46,860	118,738	(j)	168,555

See accompanying notes to the unaudited pro forma condensed combined financial information

Note 1. Basis of Presentation

On June 22, 2011, Poniard and Allozyne entered into an Agreement and Plan of Merger and Reorganization (the Merger Agreement) under which FV Acquisition Corp., a wholly owned subsidiary of Poniard formed by Poniard in connection with the merger, will merge with and into Allozyne (the Merger) and Allozyne will become a wholly owned subsidiary of Poniard. Upon completion of the Merger, Poniard will be renamed Allozyne, Inc.

At the effective time of the merger, the outstanding shares of Allozyne common and preferred stock will be converted into the right to receive the number of shares of Poniard common stock representing approximately 65% of the shares of outstanding common stock of the combined company, after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s outstanding options, warrants and other securities convertible into capital stock. The actual number of shares of Poniard common stock to be issued in respect of each share of Allozyne common or preferred stock, or the actual exchange ratio, will be adjusted to reflect Poniard’s and Allozyne’s net debt or net cash, respectively, and certain permitted financings completed prior to the closing of the Merger. The Merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code and is subject to customary closing conditions, including approval by Poniard and Allozyne shareholders.

Because Allozyne shareholders will own approximately 65% of the common shares of the combined company immediately following consummation of the Merger, Allozyne is deemed to be the acquirer for accounting purposes. Accordingly, the assets and liabilities of Poniard will be recognized at fair value upon consummation of the Merger, which is expected to be the acquisition date for accounting purposes, and any direct costs of the Merger will be charged to expense in the period incurred.

Note 2. Estimated Consideration Transferred

As of August 15, 2011, there were approximately 59,944,000 shares of Poniard common stock outstanding. Based on the closing price of $0.17 per share on August 15, 2011, the fair value of such Poniard common shares was approximately $10.2 million. The estimated consideration transferred of $10.8 million used in the accompanying pro forma financial information primarily consists of the $10.2 million fair value of Poniard common shares outstanding on August 15, 2011 and the $568,000 fair value of Poniard restricted stock units, or RSUs, expected to vest at the acquisition date, each valued based on the $0.17 per share closing price on August 15, 2011. Outstanding preferred stock, stock options, and warrants did not have a material impact on the estimated consideration transferred. The estimated consideration transferred consists of the following (in thousands):

Fair value of Poniard common stock at $0.17 per share	$10,190
Fair value of Poniard preferred stock at $0.032 per share	3
Fair value of Poniard stock options	—
Fair value of Poniard RSUs	568
Fair value of Poniard warrants	9

Total preliminary estimated purchase price	$10,770

The per share price of Poniard common stock is subject to change until the acquisition date and, as a result, the estimated consideration transferred and resultant goodwill, if any, will fluctuate. Below are the significant changes to the pro forma condensed combined balance sheet that would occur upon a 10% increase or decrease in the price of Poniard common stock based on an estimated stock price of $0.17 per share at August 15, 2011:

Stock Price	% Change in Stock Price	Total Preliminary Estimated Purchase Price	Goodwill
		(in millions)	(in millions)
$0.1530	-10%	$ 9.7	$5.6
$0.1700	0%	$10.8	$6.7
$0.1870	10%	$11.8	$7.8

Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed will be recognized and measured at fair value at the acquisition date, with any residual amount from the consideration transferred recognized as goodwill. For purposes of this unaudited pro forma condensed combined financial information, Poniard and Allozyne have made an estimate of the acquisition date fair values of assets acquired and liabilities assumed, with the residual value recognized as goodwill, as follows (in thousands):

Current assets	$4,194
Licensed product	5,770
Goodwill	6,688
Current liabilities	(4,264)
Non-current liabilities	(1,618)

Total preliminary estimated purchase price	$10,770

Poniard believes the carrying value as of June 30, 2011 of its licensed product approximates fair value as stated above. Given Poniard’s limited operations and staff, no other intangible assets have been identified. A final determination of estimated consideration transferred and fair value, which cannot be made prior to the acquisition date, will be based on the actual net assets of Poniard that exist as of the acquisition date. The assets identified and amounts recorded at the acquisition date may differ materially from the information presented in this pro forma financial information as a result of:

•	the fair value of Poniard common stock at the acquisition date;

•	the final valuation of the tangible and intangible assets of Poniard, including the Licensed product;

•	Poniard’s net debt (as defined in the Merger Agreement) as of the acquisition date;

•	Allozyne’s net cash (as defined in the Merger Agreement) as of the acquisition date;

•	the timing of the acquisition date; and

•	other changes in Poniard’s net assets that occur prior to the acquisition date, which could cause material differences in the information presented herein.

Allozyne believes the merger with Poniard results in goodwill based on a number of factors, including the following:

•

the expectation that the merger with Poniard would be a more time- and cost-effective means to access sufficient capital than other options considered, including an initial public offering or an additional round of private equity financing, given the stage of development of Allozyne and the challenging state of the markets for initial public offerings and venture financings of private biotechnology companies;

•

the view that the range of options available to the combined company to access private and public equity markets should additional capital be needed in the future will likely be greater as a public company than continuing as a privately held company;

•	the belief that the combined company will have an increased ability to attract and retain technical talent compared to a privately held company; and

•

the conclusion, based on the foregoing, that the combined company could more effectively maximize the commercial potential of the Allozyne pipleline than the continuation of Allozyne as a separate, stand-alone entity.

Note 3. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments to reflect the estimated purchase price, to reflect a note payable incurred to pay certain contractual compensation liabilities owed to Poniard’s remaining employees for the impact of change of control provisions, to adjust certain amounts related to Poniard’s net tangible assets to preliminary estimates of fair value, and to eliminate Poniard’s equity accounts as follows:

(a)	Adjustment to record additional borrowings by Allozyne under the bridge loan-convertible promissory notes of $1.5 million on July 28, 2011;

(b)	Adjustment to reduce the carrying value of Poniard’s property and equipment to estimated fair value. Poniard believes the carrying value as of June 30, 2011 of its licensed product approximates fair value as stated above. Given Poniard’s limited operations and staff, no other intangible assets have been identified. A final determination of estimated consideration transferred and fair value, which cannot be made prior to the acquisition date, will be based on the actual net assets of Poniard that exist as of the acquisition date. The assets identified and amounts recorded at the acquisition date may differ materially from the information presented in this pro forma financial information;

(c)	Adjustment to record the non-recourse note payable to BCC, a Poniard shareholder, which will be effective immediately prior to the acquisition date. The note has a term of one year and interest thereon accrues at the rate of 18% per annum. The proceeds from the note will be used to pay certain contractual compensation liabilities owed to Poniard’s remaining employees upon a change of control;

(d)	Adjustment to record conversion of the Allozyne bridge loan convertible promissory notes to Allozyne preferred stock and conversion of Allozyne preferred stock into Allozyne common stock. The $7.5 million balance of these notes, which includes $1.5 million described in Note 3(a) above, is assumed to convert to an estimated 19.5 million shares of Poniard common stock upon consummation of the Merger, at which time the related preferred stock warrant liability will also be eliminated. Adjustment also reflects recognition of the associated loan discount to accumulated deficit;

(e)	Adjustment to reflect the issuance of approximately 118,738,000 shares of Poniard common stock in exchange for all outstanding shares of Allozyne common and preferred stock and assumption of all Allozyne stock options and warrants. The actual number of Poniard common shares to be issued will be adjusted to reflect Poniard’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the Merger;

(f)	Adjustment to eliminate Poniard’s common stock, preferred stock, additional paid-in capital, and accumulated deficit;

(g)	Adjustment for non-recurring transaction related expenses, less amounts already incurred at June 30, 2011. Poniard and Allozyne will incur certain non-recurring expenses in connection with the Merger. These expenses are reflected in the unaudited pro forma condensed combined balance sheet but are not reflected in the accompanying unaudited pro forma condensed combined statements of operations because such expenses are directly attributable to the Merger, but are not recurring expenses. Poniard’s and Allozyne’s non-recurring transaction costs incurred or expected to be incurred subsequent to June 30, 2011 are currently estimated as follows (in thousands):

Accounting, legal and financial advisor fees	$2,050
Printing and filing fees	200

$2,250

(h)	Adjustment to reduce Poniard historical depreciation expense associated with the reduction to the carrying value of the property and equipment described in Note 3(b) above and, as a result of the proposed merger, to reduce amortization expense for the change in useful life of the Licensed product, since Poniard believes the fair value of the Licensed product would be based on cash flows through the first extension of the underlying patent which is longer than the historical period of amortization utilized by Poniard;

(i)	Adjustment to record interest expense attributable to the non-recourse note payable to BCC described in Note 3(c) above;

(j)	Pro forma combined basic and diluted net loss per share is based on Poniard’s historical weighted average common shares outstanding, plus approximately 118,738,000 of Poniard common shares to be issued upon consummation of the Merger as if such shares were issued on January 1, 2010. The actual number of Poniard common shares to be issued will be adjusted to reflect Poniard’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the Merger:

(k)	Adjustment to eliminate accretion of preferred shares, preferred stock dividends, and preferred stock dividends—in kind upon conversion of Allozyne preferred stock and elimination of Poniard preferred stock described in Note 3(d) and Note 3(f) above.

DESCRIPTION OF PONIARD CAPITAL STOCK

The following is a summary of the rights of Poniard’s common stock and preferred stock. This summary is not complete. For more detailed information, see Poniard’s amended and restated articles of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus/consent solicitation is a part.

Common Stock

Poniard is authorized to issue up to 200,000,000 shares of common stock, $0.02 par value. As of August 15, 2011, Poniard had 59,944,271 shares of common stock outstanding. Poniard does not currently have in effect a shareholder rights plan.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by the shareholders. Common shareholders are entitled to cumulative voting with respect to the election of directors and, a consequence, each shareholder may accumulate the number of votes that it would be permitted to cast in favor of or against all director nominees and cast them for or against a single nominee, or distribute them among as many nominees as the shareholder desires. Subject to the preferences of any outstanding shares of preferred stock, holders of common stock may receive ratably any dividends that Poniard’s board of directors may declare out of funds legally available for that purpose. In the event of Poniard’s liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and nonassessable, and the shares of Poniard’s common stock to be issued under this proxy statement/prospectus/consent solicitation will be fully paid and nonassessable.

Preferred Stock

The rights of holders of Poniard’s common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. Poniard is authorized to issue up to 2,998,425 shares of preferred stock, $0.02 par value, of which 1,120,000 shares have been designated as $2.4375 Convertible Exchangeable Preferred Stock, Series 1, $0.02 par value, 78,768 shares of which were outstanding on August 15, 2011. The remaining 1,878,425 shares of preferred stock are presently undesignated. Poniard currently has no plans to issue any additional shares of preferred stock.

Under its articles of incorporation, Poniard’s board of directors is authorized generally without shareholder approval to issue shares of preferred stock in one or more series and, in connection with the creation of each such series, to fix the number of shares of such series and designate the powers, preferences and rights of such series, including dividend rights, redemption rights, liquidation preferences, sinking fund provisions, conversion rights and voting rights, any or all of which may be greater than the rights of the common stock. Preferred stock could be issued with terms and conditions that could have the effect of delaying or preventing a hostile takeover attempt, changes of control, or changes in or removal of Poniard’s management, including transactions that are favored by a majority of independent shareholders or in which the shareholders might otherwise receive a premium over the market price of their shares. In addition, the issuance of preferred stock may decrease the amount of earnings and assets available for distribution to Poniard common shareholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

The following summary of certain provisions of the WBCA and Poniard’s articles of incorporation and bylaws is not complete. You should read the WBCA and Poniard’s articles of incorporation and bylaws for more complete information. The business combination provisions of Washington law, which are discussed below, and the provisions of Poniard’s articles of incorporation and bylaws that are discussed below could have the effect of discouraging offers to acquire Poniard and, if any such offer is made, could increase the difficulty of consummating such offer, even if the offer contains a premium price for holders of common stock or otherwise benefits shareholders.

Issuance of Preferred Stock. As noted above, Poniard’s board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a hostile takeover attempt, changes of control or changes in or removal of Poniard management, including transactions that are favored by Poniard shareholders.

Shareholder Meetings. Poniard’s bylaws provide that Poniard shareholders may call a special meeting only upon the request of holders of at least 10% of the voting power of all shareholders. Additionally, Poniard’s board of directors, the chairman of the board and the president each may call special meetings of shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Poniard’s bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Poniard’s board of directors or a committee thereof. The existence of these advance notification provisions may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our board of directors or proposing actions opposed by Poniard’s board of directors.

Washington Takeover Statute. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of the voting securities of the target corporation, unless (i) the business transaction or the acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities or (ii) at or after the acquiring person first became a 10% beneficial owner of the target corporation, the business transaction is approved by a majority of the members of the target corporation’s board of directors and at least 2/3 of the outstanding voting shares of the target corporation (excluding shares held by the acquiring person). Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	receipt by the acquiring person of any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. Poniard expects the existence of this provision to have an antitakeover effect with respect to transactions that its board of directors does not approve in advance and may discourage takeover attempts that might result in the payment of a premium over the market price for common stock held by shareholders or otherwise might benefit shareholders.

Limitations of Liability and Indemnification Matters. Pursuant to Poniard’s articles and bylaws, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of Poniard or who, while an officer or director of Poniard, is or was serving at Poniard’s request as an director, officer, employee or agent of Poniard or another company or partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by Poniard to the fullest extent permitted by Washington law against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification will continue as to a person who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators. Poniard has entered into indemnification agreements with each of its directors. The indemnification agreements set out, among other things, the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for directors’ enforcement of indemnification rights, the limitations on indemnification, and the requirements relating to notice and defense of claims for which indemnification is sought. These agreements are in addition to the indemnification provided to Poniard’s directors under its articles of incorporation and bylaws in accordance with Washington law.

Poniard’s articles of incorporation provide that, to the fullest extent permitted by Washington law, a director of Poniard shall not be liable to the corporation or its shareholders for monetary damages for his or her conduct as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Transfer Agent and Registrar

The transfer agent and registrar for Poniard’s common stock is BNY Mellon Shareowner Services.

NASDAQ Capital Market

Poniard’s common stock currently is listed on The NASDAQ Capital Market under the symbol “PARD.”

On July 20, 2010, Poniard received a letter from NASDAQ stating that the minimum bid price of its common stock had been below $1.00 per share for 30 consecutive business days and that Poniard is not in compliance with the minimum bid price requirement for listing on The NASDAQ Global Market. Poniard was provided an initial period of 180 calendar days, or until January 18, 2011, to regain compliance. Poniard transferred the listing of its common stock to The NASDAQ Capital Market on December 17, 2010, at which time Poniard was afforded the remainder of the initial compliance period. On January 19, 2011, Poniard received a letter from NASDAQ notifying Poniard that it had been granted an additional 180 calendar day period, or until July 18, 2011, to regain compliance with the minimum bid price requirement. The additional time period was granted based on Poniard meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and Poniard’s written notice to NASDAQ of its intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the closing bid price of Poniard’s common stock must meet or exceed $1.00 per share for at least ten consecutive business days during the additional time period. NASDAQ may, in its discretion, require Poniard common stock to maintain a closing bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that Poniard has demonstrated an ability to maintain long-term compliance.

In order to facilitate its efforts to regain compliance with the minimum bid price requirement, Poniard presented to its shareholders, for approval at its 2011 annual meeting of shareholders originally held on June 9, 2011 and reconvened on July 8 and July 22, 2011, a proposal to authorize the board of directors to implement a reverse stock split of the Company’s outstanding common stock at an exchange ratio between 1-for-15 and 1-for-25, with the exact ratio to be set by the board in its discretion. Poniard adjourned its reconvened annual meeting of shareholders on July 22, 2011, with an insufficient number of votes to approve the reverse stock split proposal. Although 91.6% of the shareholders who voted at the annual meeting voted in favor of the reverse stock split proposal, only 49.2% of Poniard’s outstanding common stock entitled to vote at the annual meeting actually voted. A majority (50% of the shares outstanding, plus one share) of the Poniard common stock outstanding and entitled to vote at the Poniard annual meeting of shareholders was required to approve the reverse stock split proposal.

On July 19, 2011, the NASDAQ Listing Qualifications Staff advised Poniard that it had not regained compliance within the extended compliance period and its common stock therefore will be delisted. On August 25, 2011, representatives of Poniard attended a hearing to appeal the decision and to present a plan for compliance to the NASDAQ listing qualifications panel. On September 2, 2011, the NASDAQ Hearings Panel determined to allow the continued listing of Poniard’s common stock on The NASDAQ Stock Market subject to the conditions that on or before December 31, 2011, Poniard must have (i) held a shareholders’ meeting; (ii) obtained shareholder approval for the merger with Allozyne and a reverse stock split in a ratio sufficient to allow the stock to trade above $4.00 per share; and (iii) obtained approval of the NASDAQ staff for listing of the combined company on The NASDAQ Stock Market. There can be no assurance that the plan of compliance and the combined company will be able to satisfy the requirements for maintaining The NASDAQ Capital Market listing.

COMPARISON OF RIGHTS OF HOLDERS OF PONIARD CAPITAL STOCK AND ALLOZYNE CAPITAL STOCK

Poniard is incorporated under the laws of the State of Washington and accordingly, the rights of the shareholders of Poniard are currently, and will continue to be, governed by the WBCA. Allozyne is incorporated under the laws of the State of Delaware, and prior to the consummation of the merger, the rights of Allozyne stockholders are governed by the DGCL. Before the consummation of the merger, the rights of the holders of Poniard common stock are also governed by the amended and restated articles of incorporation of Poniard and the bylaws of Poniard. After the consummation of the merger, the rights of Poniard shareholders and Allozyne stockholders will be governed by the WBCA, the amended and restated articles of incorporation of Poniard and the amended and restated bylaws of Poniard. There are differences between the laws of Delaware and Washington. Due to the fact that Delaware has a more developed body of corporate law the rights of stockholders are more clearly defined under the DGCL than the WBCA creating greater certainty with regard to the legal effects of corporate action. There are significant differences in antitakeover laws and it is easier for a change in control to occur in Delaware than Washington. Also, dissenters’ rights are more limited under Delaware law. Due to differences between the WBCA and the DGCL and the governing documents of Poniard and Allozyne, the merger will result in Allozyne stockholders having different rights once they become shareholders of the combined company.

The following is a summary of the material differences between the rights of Poniard shareholders and Allozyne stockholders under the WBCA and the DGCL and Poniard’s amended and restated articles of incorporation and bylaws and Allozyne’s amended and restated certificate of incorporation and bylaws. While Poniard and Allozyne believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Poniard shareholders and Allozyne stockholders and is qualified in its entirety by reference to the WBCA and the DGCL and the various documents of Poniard and Allozyne that are referred to in this summary. You should carefully read this entire proxy statement/prospectus/consent solicitation and the other documents that Poniard and Allozyne refer to in this proxy statement/prospectus/consent solicitation for a more complete understanding of the differences between being a shareholder of Poniard and being a stockholder of Allozyne.

	Allozyne	Poniard
Authorized Capital Stock	Allozyne’s amended and restated certificate of incorporation currently authorize the issuance of 111,026,499 shares, consisting of two classes, common stock and preferred stock. 65,825,000 shares of common stock, par value $0.001, and 45,201,499 shares of preferred stock, par value $0.001, are authorized. 6,801,499 shares of the preferred shares are designated as Series A convertible preferred	Poniard’s amended and restated articles of incorporation currently authorize the issuance of 202,998,425 shares, consisting of two classes, common stock and preferred stock. 200,000,000 shares of common stock, par value $0.02, and 2,998,425 shares of preferred stock, par value $0.02, are authorized. The preferred stock may be issued from time to time in

	Allozyne	Poniard

stock, 18,200,000 shares of the

preferred shares are designated as Series B-1 convertible preferred stock, and 20,200,000 shares of the preferred stock are designated as Series B-2 convertible preferred stock.

one or more series. 1,120,000 shares of the preferred stock are designated as Exchangeable Preferred Stock.

Redemption	Allozyne’s amended and restated certificate of incorporation provides that each holder of Allozyne preferred stock has the right to require Allozyne to redeem its preferred stock out of funds lawfully available at a price equal to the price per share paid for the preferred stock, plus all accrued and unpaid dividends. Such redemption shall be paid in three annual installments commencing 60 days after receipt by Allozyne at any time on or after the fifth anniversary of the Series B original issue date, from the holders of at least 75% of the then outstanding shares of preferred stock of written notice requesting redemption.	Poniard’s amended and restated articles of incorporation provide that the board of directors is authorized to fix or alter the rights of redemption of any unissued series of preferred stock. Subject to certain limitations, Poniard may redeem shares of Exchangeable Preferred Stock, as a whole, or from time to time, in part, upon not less than 30 no more than 60 days’ prior notice to the holders of such shares, at a price equal to $25.00 per share.

Dividends	Allozyne’s amended and restated certificate of incorporation provides that the preferred stockholders are entitled to receive cash dividends at the rate of 6% of the original purchase price per share of preferred stock per annum. All such dividends shall accrue, whether or not earned or declared, and shall be cumulative, non-compounding and payable (i) when and as declared by the board of directors, (ii) upon liquidation or dissolution of the corporation, and (iii) upon redemption of the preferred stock by the corporation.	Poniard’s amended and restated articles of incorporation provide that the board of directors is authorized to fix or alter the dividend rights of any unissued series of preferred stock. Holders of shares of Exchangeable Preferred Stock are entitled to receive, when, as and if declared by the board of directors, an annual cash dividend of $2.4375 per share, payable in semi-annual installments on December 1 and June 1 commencing June 1, 1990.

Rights on Liquidation	Allozyne’s amended and restated certificate of incorporation provides that where approval of stockholders is required by law, the written consent or the affirmative vote of the holders of	Poniard’s amended and restated articles of incorporation provide that the board of directors is authorized to fix or alter the liquidation rights of any unissued series of preferred stock. In the

	Allozyne	Poniard

at least 75% of the voting power of the then outstanding shares of preferred shares shall be required to authorize the corporation to commence a voluntary dissolution.

Allozyne’s amended and restated certificate of incorporation further provides that upon any liquidation, dissolution or winding up of the corporation and subject to certain return on investment limitations, the preferred stockholders shall be paid an amount equal to (i) the price per share of preferred stock, plus (ii) all dividends accrued or declared thereon but unpaid. If Allozyne’s assets are insufficient to make payment in full to all preferred stockholders, then such assets shall be distributed among the preferred stockholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

The remaining assets of the corporation available for distribution shall be distributed among the holders of the common and preferred shares in an amount per share as would have been payable had each share of preferred stock been converted to common stock immediately prior to such liquidation event.

event of any liquidation, dissolution or winding up of the corporation, the holders of the Exchangeable Preferred Stock shall receive, out of the assets of the corporation available for distribution to its shareholders, before any distribution is made to the holders of shares of common stock or any other such junior stock, an amount equal to $25.00 per share.

Conversion Rights	Allozyne’s amended and restated certificate of incorporation provides that each preferred stockholder has the option, at any time, to convert any shares of preferred stock held into shares of Allozyne common stock according to a conversion formula set forth in the amended and restated certificate of incorporation. A mandatory conversion of the preferred stock shall occur in the event (i) the corporation effects a firm commitment underwritten public offering in which the price of the common stock is at least	Poniard’s amended and restated articles of incorporation provide that the board of directors is authorized to fix or alter the conversion rights of any unissued series of preferred stock. Each holder of Exchangeable Preferred Stock has the option, at any time, to convert any shares of Exchangeable Preferred Stock into shares of Poniard common stock at $5.50 per share, subject to adjustments as provided in the amended and restated articles of incorporation.

	Allozyne	Poniard
$3.00 per share and such offering results in at least $40,000,000 of gross proceeds, net of the underwriting discount and commissions to the corporation, (ii) the holders of at least 75% of the voting power of the then outstanding preferred stock consent to a conversion, or (iii) if the holders of shares of preferred stock does not participate in the purchase of convertible promissory notes and warrants issued pursuant the Note Purchase Agreement by purchasing the portion of convertible promissory notes and warrants set forth opposite such holder’s name on Schedule 1 thereto at each of the Third Closing (as defined therein) and the Fourth Closing (as defined therein).

Stockholder Approval Rights	Allozyne’s amended and restated certificate of incorporation provides that where approval of stockholders is required by law, the affirmative vote of the holders of at least 75% of the voting power of the then outstanding preferred stock shall be required to authorize the corporation to (i) liquidate, dissolve or wind-up the business and affairs of the corporation, effect any Deemed Liquidation Event (as defined in the amended and restated certificate of incorporation), or consent to the any of the foregoing, (ii) to amend, alter or repeal any provision of the corporation’s certificate of incorporation or bylaws of the corporation in a manner that adversely affects the powers, preferences or rights of the preferred stock, (iii) to (a) create, or authorize the creation of, or issue or obligate the corporation to issue shares of, any additional class or series of capital stock unless the same ranks junior to the preferred stock with respect to the

Poniard’s amended and restated articles of incorporation provide that the holders of shares of Exchangeable Preferred Stock shall have no voting rights, except for any voting rights to which they may be entitled under WBCA, and except as provided in the amended and restated articles of incorporation: (a) if and whenever at any time dividends payable on the Exchangeable Preferred Stock or preferred stock on parity with the Exchangeable Preferred Stock shall have been in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable thereon for three semi-annual periods, then the holders of such Exchangeable Preferred Stock or preferred stock on parity with the Exchangeable Preferred Stock having similar voting rights then exercisable shall have the exclusive right, voting as a single class without regard to series, to elect two directors of the corporation, in addition to the number of directors constituting

Allozyne	Poniard
distribution of assets on the liquidation, dissolution or winding up of the corporation, the payment of dividends and redemption rights or (b) increase the authorized number of preferred shares; (iv) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the corporation other than (a) redemption of or dividends or distributions on the preferred stock as expressly authorized by the amended and restated certificate of incorporation, (b) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock, (c) repurchase of stock from former employees, officers, directors, consultants or other persons who performed services for the corporation or any subsidiary in connection with the cessation of such employment or services at the lower of the original purchase price or the then-current fair market value thereof, (d) pursuant to an existing agreement approved by the corporation’s board of directors, or (e) as approved by the corporation’s board of directors, and such approval must include the affirmative vote or consent of one director elected by the holders of record of Series A preferred stock and one director elected by the holders of record of Series B Preferred Stock; or (v) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, unless such debt security has received the prior approval of the corporation’s board of directors (including the approval from one director elected by the holders of the corporation’s board of directors prior to the accrual of such right.

So long as any shares of the Exchangeable Preferred Stock remain outstanding, Poniard will not, without the affirmative vote of the holders of at least 66-2/3% in number of the shares of the Exchangeable Preferred Stock then outstanding, (i) create any class or classes or series of stock ranking prior to, or on a parity with, the Exchangeable Preferred Stock or increase the authorized number of shares of any class or classes or series of stock ranking prior to, or on a parity with, the Exchangeable Preferred Stock; (ii) amend, alter or repeal any of the provisions of the amended and restated articles of incorporation so as to affect adversely the preferences, special rights and powers of the Exchangeable Preferred Stock, (iii) authorize any reclassification of the Exchangeable Preferred Stock, or (iv) incur or suffer to exist any debt that is pari passu with or subordinate in right of payment to the 9-3/4 convertible subordinated debentures due 2014 issued by the corporation in May 1989 or the Debentures as defined in the amended and restated articles of incorporation.

	Allozyne	Poniard
record of Series A preferred stock and one director elected by the holders of record of Series B preferred stock).

Number of Directors and Election

Allozyne’s amended and restated bylaws provide that the number of directors shall be not less than one nor more than six. The exact number of directors shall be fixed by resolution of the corporation’s board of directors.

Allozyne’s amended and restated stockholder’s agreement provides that the holders of record of the shares of Series A preferred stock, exclusively as a separate class, shall be entitled to elect two directors of the corporation, the holders of record of the shares of Series B preferred stock, exclusively as a separate class, shall be entitled to elect two directors of the corporation, the Chief Executive Officer shall be elected, and the holders of record of the shares of common stock, exclusively as a separate class, shall be entitled to designate one director of the corporation who shall be approved by the majority of holders of preferred stock. Any director so elected may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director of directors. A vacancy in any directorship filled by the holders of such class or series shall only be filled by the holders of such class or series or by any remaining director or directors elected by the holders of such class or series. Allozyne’s amended and restated bylaws provide that other directorship vacancies may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by

Poniard’s amended and restated articles of incorporation provide that the corporation shall have at least one director, with the actual number being provided in Poniard’s amended and restated bylaws. The number of directors may be increased or decreased from time to time by amendment of the bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. The amended and restated bylaws provide that the board of directors shall be composed of not less than three nor more than twelve directors. The current board of directors consists of ten directors.

The terms of the current directors shall be until the next annual meeting of the shareholders of the corporation and until their successors shall have been elected and are qualified, unless removed in accordance with the WBCA.

Vacancies on the board of directors may be filled for the remainder of the term by the majority vote of the remaining directors though less than a quorum of the board of directors, except that directors elected to fill vacancies occurring through an increase in the number of directors shall serve until the next election of directors by the shareholders.

At a meeting of the shareholders called expressly for that purpose, the entire board of directors, or any member thereof, may be removed, with or without cause, by a vote of the holders of a majority of shares then entitled to vote at an election of such directors.

	Allozyne	Poniard
a sole remaining director. If at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

At each election for directors, every shareholder entitled to vote at such election shall have the right to cumulate his or her votes by giving one candidate as many votes as the number of such directors multiplied by the number of his or her shares shall equal, or by distributing such votes among any number of such candidates.

Removal of Directors	The DGCL provides that a director of a corporation may be removed with or without cause by the affirmative vote of a majority of shares entitled to vote for the election of directors. However, a director of a Delaware corporation that has a classified board may be removed only for cause, unless the certificate of incorporation otherwise provides.	The WBCA provides that the shareholder may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. If a director is elected by holders of one or more authorized classes or series of shares, then only the holders of those classes or series of shares may participate in the vote to remove the director. If cumulative voting is authorized, and if less than the entire board is to be removed, no director may be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director’s removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a special meeting called for the purposes of removing the director and the meeting notice must state the

	Allozyne	Poniard
purpose, or one of the purposes, of the meeting is removal of the director.

Stockholder Action by Written Consent	Allozyne’s amended and restated bylaws provide that any action required or permitted to be taken at meeting of stockholders of a corporation may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.	Poniard’s amended and restated bylaws provide an action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed by all of the shareholders entitled to vote on that action.

Amendment of Charter	Allozyne’s amended and restated certificate of incorporation provides that, in addition to any other vote required by law, the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of preferred stock of the corporation, voting together as a single class, shall be required to amend, alter or repeal any provisions of the amended and restated certificate of incorporation of the corporation in a manner that adversely affects the powers, preferences or rights of the preferred stock.	Poniard’s amended and restated articles of incorporation provide that, in addition to any other vote required by law, the affirmative vote of the holders of at least 66- 2/3% of the voting power of all of the then-outstanding shares of the Exchangeable Preferred Stock, shall be required to amend, alter or repeal any provisions of the amended and restated articles of incorporation of the corporation in a manner that adversely affects the powers, preferences, special rights or powers of the Exchangeable Preferred Stock.

Amendment of Bylaws	Allozyne’s amended and restated bylaws provide that the bylaws may be amended by the affirmative vote of a majority of the directors, subject to the power of the stockholders to change or repeal such bylaws. Notwithstanding the foregoing, Allozyne’s amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of preferred stock of the corporation, voting together as a single class, shall be	Poniard’s amended and restated bylaws expressly empower the board of directors to make, alter or repeal the bylaws of Allozyne.

	Allozyne	Poniard
required to amend, alter or repeal any provisions of the amended and restated bylaws of the corporation in a manner that adversely affects the powers, preferences or rights of the preferred stock.

Voting Rights

Allozyne’s amended and restated certificate of incorporation provides that each outstanding share of common stock shall entitle the holder to one vote on each matter properly submitted to the stockholders of Allozyne for their vote; provided, however, that except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon by law or pursuant to the amended and restated certificate of incorporation.

Allozyne’s amended and restated certificate of incorporation also provides that each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date of determining stockholders entitled to vote on such matter.

Poniard’s amended and restated articles of incorporation provide that each outstanding share of common stock shall entitle the holder to one vote on each matter submitted to a vote of the shareholders, except as may otherwise be provided in the amended and restated articles of incorporation. Holders of preferred stock shall have such voting rights as may be provided by the board of directors in designating a particular series of preferred stock. Holders of Exchangeable Preferred Stock shall have no voting rights, except for any voting right for which they may be entitled under WBCA, and except as provided in the amended and restated articles of incorporation. See “Stockholder Approval Rights” above.

Cumulative Voting	The DGCL states that the certificate of incorporation may provide for cumulative voting. The Allozyne’s amended and restated certificate of incorporation does not provide for cumulative voting.	WBCA provides that unless otherwise provided in the articles of incorporation, shareholders entitled to vote at any election of directors are entitled to cumulate votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and to cast

	Allozyne	Poniard
the product for a single candidate or distribute the product among two or more candidates. Poniard’s amended and restated articles provide that at each election for directors, every shareholder entitled to vote at such election shall have the right to cumulate his or her votes by giving one candidate as many votes as the number of such directors multiplied by the number of his or her shares shall equal, or by distributing such votes among any number of such candidates.

Limitation of Personal Liability of Directors	Allozyne’s amended and restated certificate of incorporation provides that the liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of an Allozyne director shall be eliminated to the fullest extent permitted by the DGCL, as so amended.	Poniard’s amended and restated articles of incorporation provide that the liabilities of the directors for monetary damages shall be eliminated to the fullest extent permitted by WBCA.

Indemnification of Officers and Directors	Allozyne’s amended and restated certificate of incorporation and amended and restated bylaws provide that the corporation shall indemnify its officers and directors to the fullest extent permitted under DGCL.	Poniard’s amended and restated articles of incorporation and amended and restated bylaws provide that the corporation shall indemnify its officers and directors to the fullest extent permitted under WBCA.

Special Meeting of Stockholders	Allozyne’s amended and restated bylaws provide that special meetings of the stockholders may be called, for any purpose or purposes, by the president and shall be called by the president or the secretary at the request in writing of a majority of the board of directors, or the request in writing of stockholders owning at least 10% of the entire capital stock of the corporation issued and outstanding, and entitled to vote.	Poniard’s amended and restated bylaws provide that special meetings of the stockholders may be called at any time by the board of directors to be held at such time and place as the board of directors may prescribe. Upon the request of (i) the chairman of the board of directors, (ii) the chief executive officer, (iii) the president, (iv) the board of directors, or (v) any shareholder or shareholders holding in the aggregate one-tenth

	Allozyne	Poniard
of the voting power of all shareholders, the secretary shall call a special meeting of the shareholders to be held at the principal office of the corporation or such other convenient place and at such time as the secretary may fix.

Notice of Stockholder Meeting	Allozyne’s amended and restated bylaws provide that a written notice of the stockholders’ meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Such notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for the meeting is called.	Poniard’s amended and restated bylaws provide that a written notice of the place, day and hour of the annual shareholders’ meeting and written notice of the day, place, hour and purpose or purposes of the special shareholders’ meetings shall be delivered not less than 10 (or in the case of an amendment to the articles of incorporation, a plan of merger or share exchange, a proposed sale, lease, exchange, or other disposition of all or substantially all of the assets of the corporation other than in the usual or regular course of business, or the dissolution of the corporation, 20) nor more than 60 days before the date of the meeting.

Quorum of Stockholder Meetings	Allozyne’s amended and restated bylaws provide that a majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the amended and restated certificate of incorporation or the amended and restated bylaws.	Poniard’s amended and restated bylaws provide that the holders of a majority of the votes entitled to be cast on a matter by the holders of shares, that, pursuant to the amended and restated articles of incorporation or the WBCA, are entitled to vote on that matter, represented in person or by proxy, shall constitute a quorum of those shares at a meeting of shareholders.

Inspection of Stockholder Lists	The DGCL provides that any stockholder, upon written demand under oath stating the purpose of the demand, has the right during usual business hours to inspect for any proper purpose a list of stockholders and to make copies or extracts from the list.	The WBCA provides that a shareholder of a corporation is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, the record of shareholders if the shareholder meets certain requirements and

	Allozyne	Poniard
gives the corporation notice of the shareholder’s demand at least five business days before the date on which the shareholder wishes to inspect and copy.

Stockholder Preemptive Rights	The DGCL does not provide for stockholder preemptive rights, unless the certificate of incorporation provides otherwise. Certain holders of Allozyne’s preferred stock have the right to acquire certain securities proposed to be issued by the corporation under circumstances pursuant to and in accordance with the terms and conditions of that certain amended and restated Investor Rights Agreement dated as of October 22, 2007 by and among Allozyne and the other parties thereto.	The WBCA provides that all stockholders are entitled to preemptive rights unless the articles of incorporation specifically deny or limit preemptive rights. Poniard’s amended and restated articles of incorporation provide that stockholders shall not have preemptive rights to purchase, subscribe for or otherwise acquire any securities of the corporation of any class or kind.

Rights of Dissenting Stockholders	The DGCL allows for appraisal rights only in connection with certain mergers or consolidations. No such appraisal rights exist, however, for corporations whose shares are held by more than 2,000 stockholders or are listed on a national securities exchange, unless the certificate of incorporation provides that appraisal rights are available to the stockholders or the stockholders are to receive in the merger of consolidation anything other than (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of the corporation described in the foregoing clauses (i) and (ii), or (iv) any combination of (i), (ii), or (iii).	The WBCA provides that a shareholder of a Washington corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the corporation in the event of certain corporate actions, including, among other things, the merger of the corporation if shareholder approval of such merger is required under RCW 23B11.030, 23B.11.080, or the articles of incorporation, and the shareholders are entitled to vote on the merger.

	Allozyne	Poniard
Applicable State Takeover Laws

Allozyne is subject to the certain provisions of Delaware law that may have anti-takeover effects. In general, the DGCL prohibits, with some exceptions, a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

•    the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

•    upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•    on or subsequent to the date the person became an interested stockholder, the board of

Poniard is subject to the certain provisions of Washington law that may have anti-takeover effects. In general, WBCA prohibits, with limited exceptions, a “target corporation” from engaging in certain “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless (i) the prohibited transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (ii) the prohibited transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares) at or subsequent to the acquiring person’s share acquisition. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Such prohibited transactions include, among other things:

certain mergers or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;

•    termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

•    allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

Allozyne	Poniard

directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66- 2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

For purposes of the anti-takeover portions, the DGCL defines a “business combination” to include any of the following:

•    any merger or consolidation involving the corporation and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

•    any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets or outstanding stock involving the interested stockholder;

•    in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

•    any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

•    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

•    liquidating or dissolving the target corporation.

After the five-year period, certain “significant business transactions” are permitted, as long as they comply with certain “fair price” provisions of the Washington statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not “opt out” of this statute.

Allozyne	Poniard

In general, the anti-takeover portions of the DGCL define an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock

MATTERS TO BE PRESENTED TO THE PONIARD SHAREHOLDERS

Poniard Proposal No. 1: Approval of the Issuance of Common Stock to Allozyne Stockholders in the Merger and the Resulting Change of Control

At the Poniard special meeting, Poniard shareholders will be asked to approve the issuance of Poniard common stock and the resulting change of control of Poniard pursuant to the merger agreement. Immediately following the merger, it is expected that Allozyne stockholders, warrantholders and optionholders will own or have a right to acquire in the aggregate approximately 65% of the combined company and the holders of Poniard common stock, preferred stock, options, warrants and RSUs are expected to own or have the right to acquire the aggregate approximately 35% of the combined company, both after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s options, warrants and other securities convertible into capital stock.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of Poniard common stock pursuant to the merger agreement are described in detail in the other sections in this proxy statement/prospectus/consent solicitation.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the voting power of the shares of Poniard common stock casting votes in person or by proxy at the Poniard special meeting of shareholders is required for approval of Poniard Proposal No. 1.

THE PONIARD BOARD OF DIRECTORS RECOMMENDS THAT THE PONIARD SHAREHOLDERS VOTE “FOR” PONIARD PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF PONIARD COMMON STOCK AND THE RESULTING CHANGE OF CONTROL OF PONIARD PURSUANT TO THE MERGER AGREEMENT.

Poniard Proposal No. 2: Approval of Amendment of Articles of Incorporation of Poniard to Effect a Reverse Stock Split of Poniard’s Outstanding Common Stock at an Exchange Ratio of 1-for-40

General

At the Poniard special meeting, Poniard shareholders will be asked to approve articles of amendment to the articles of incorporation of Poniard effecting a reverse stock split of the issued shares of Poniard common stock, at a ratio of 1-for-40. Upon the effectiveness of the articles of amendment effecting the reverse stock split, or the split effective time, the issued shares of Poniard common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Poniard shareholder will own one new share of Poniard common stock for each 40 shares of issued common stock held by that shareholder immediately prior to the split effective time.

The following table provides estimates of the number of shares of Poniard common stock authorized, issued and outstanding, reserved for issuance and authorized but neither issued nor reserved for issuance at the following times:

•	prior to the reverse stock split and closing of the merger;

•	giving effect to a 1-for-40 reverse stock split but prior to closing of the merger; and

•	giving effect to a 1-for-40 reverse stock split and the closing of the merger.

	Number of Shares Authorized	Number of Shares Issued and Outstanding(1)		Number of Shares Reserved for Issuance(1)		Number of Shares Authorized but Neither Issued nor Reserved for Issuance(1)
Prior to the reverse stock split and closing of the merger	200,000,000	59,944,271		8,378,003		131,677,726	(2)
Giving effect to a 1-for-40 reverse stock split but prior to closing of the merger	200,000,000	1,498,607		209,450	(3)	198,291,943	(3)
Giving effect to a 1-for-40 reverse stock split and the closing of the merger	200,000,000	4,467,061	(4)	853,564	(5)	194,679,375

(1)	These estimates assume 59,944,271 shares of Poniard common stock issued and outstanding immediately prior to the closing of the merger, which was the number of shares issued and outstanding as of August 15, 2011.
(2)	Does not include the shares of common stock reserved for issuance to Allozyne stockholders in connection with the merger.
(3)	Does not include the shares of common stock reserved for issuance to Allozyne stockholders in connection with the merger.
(4)	This assumes 1,498,607 shares of Poniard common stock issued and outstanding immediately prior to the closing of the merger and 2,968,454 shares of Poniard common stock that Allozyne stockholders will be entitled to receive in connection with the merger.
(5)	This assumes 209,450 shares of Poniard common stock reserved for issuance for the exercise of options, RSUs and warrants to purchase shares of Poniard common stock outstanding immediately prior to the closing of the merger and 644,114 shares of Poniard common stock reserved for issuance for the exercise of options and warrants to purchase common shares of Poniard common stock that the holders of options and warrants to purchase shares of Allozyne capital stock will be entitled to receive in connection with the merger.

If Poniard Proposal No. 2 is approved, the reverse stock split would become effective in connection with the closing of the merger. The Poniard board of directors may effect only one reverse stock split in connection with this Poniard Proposal No. 2.

The Poniard board of directors may determine to effect the reverse stock split, if it is approved by the shareholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of shares of Poniard common stock pursuant to the merger agreement.

The form of the articles of amendment to the articles of incorporation of Poniard to effect the reverse stock split, as more fully described below, will effect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Poniard common stock or preferred stock.

Reasons for the Reverse Stock Split

Poniard’s board of directors believes that a reverse stock split may be desirable for a number of reasons. First, Poniard’s board of directors believes that a reverse stock split will enable Poniard to continue having Poniard’s common stock listed on The NASDAQ Capital Market following the merger. Under NASDAQ Marketplace Rule 5110(a), Poniard expects that the merger, if completed, would constitute a “reverse merger.”

As a result, Poniard will need to apply for initial inclusion of its common stock for listing on The NASDAQ Capital Market following the merger. The listing standards of The NASDAQ Capital Market require, among other things, a $4.00 per share minimum bid upon the effective time of the merger. Poniard will file an initial listing application for The NASDAQ Capital Market in connection with the merger. On August 15, 2011, Poniard’s common stock closed at $0.17 per share. Therefore, the reverse stock split is necessary in order to consummate the merger unless this condition is waived.

In addition to the initial listing requirement for The NASDAQ Capital Market that Poniard must satisfy in connection with the merger, in order for Poniard common stock to continue to be quoted on The NASDAQ Capital Market after the completion of the merger, Poniard must satisfy certain listing maintenance standards established by The NASDAQ Capital Market. Among other things, if the closing bid price of Poniard’s common stock is under $1.00 per share for 30 consecutive trading days and does not thereafter reach $1.00 per share or higher for a minimum of ten consecutive trading days during the 180 calendar days following notification by NASDAQ, NASDAQ may delist Poniard’s common stock from trading on The NASDAQ Capital Market.

On July 20, 2010, when Poniard stock was listed on The NASDAQ Global Market, Poniard received a letter from NASDAQ stating that the minimum bid price of its common stock had been below $1.00 per share for 30 consecutive business days and that it no longer met the minimum bid price requirement of The NASDAQ Global Market. Poniard was provided an initial period of 180 calendar days, or until January 18, 2011, to regain compliance. Poniard transferred the listing of its common stock to The NASDAQ Capital Market on December 17, 2010, at which time it was afforded the remainder of the initial compliance period. On January 19, 2011, Poniard received a letter from NASDAQ notifying it that Poniard has been granted an additional 180 calendar day period, or until July 18, 2011, to regain compliance with the $1.00 minimum bid price requirement. On July 19, 2011, the NASDAQ Listing Qualifications Staff advised Poniard that it had not regained compliance within the extended compliance period and its common stock therefore will be delisted. On August 25, 2011, representatives of Poniard attended a hearing to appeal the decision and to present a plan for compliance to the NASDAQ listing qualifications panel. On September 2, 2011, the NASDAQ Hearings Panel determined to allow the continued listing of Poniard’s common stock on The NASDAQ Stock Market subject to the conditions that on or before December 31, 2011, Poniard must have (i) held a shareholders’ meeting; (ii) obtained shareholder approval for the merger with Allozyne and a reverse stock split in a ratio sufficient to allow the stock to trade above $4.00 per share; and (iii) obtained approval of the NASDAQ staff for listing of the combined company on The NASDAQ Stock Market. There can be no assurance that the plan of compliance and the combined company will be able to satisfy the requirements for maintaining The NASDAQ Capital Market listing.

The Poniard board of directors expects that a reverse stock split of its common stock will increase the market price of its common stock so that Poniard is able to achieve the initial listing requirements for The NASDAQ Capital Market upon completion of the merger and thereafter maintain compliance with the NASDAQ minimum bid price listing standard for the foreseeable future. Notwithstanding the foregoing, there can be no assurance that the market price per share following the merger and the reverse stock split will remain in excess of the minimum bid price for a sustained period of time. In addition, there can be no assurance that the Poniard common stock will not be delisted due to a failure to meet other continued listing requirements even if the market price per post-reverse stock split share of Poniard’s common stock remains in excess of the minimum bid requirement.

Poniard’s board of directors also believes that the increased market price of Poniard common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Poniard common stock and will encourage interest and trading in Poniard common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Poniard common stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Poniard common stock.

Poniard cannot predict whether the reverse stock split will increase the market price for Poniard common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

The market price per share of Poniard common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Poniard common stock outstanding before the reverse stock split;

•	The reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	The reverse stock split will result in a per share price that will increase the ability of Poniard to attract and retain employees; or

•

The market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ for continued listing, or that Poniard will otherwise meet the requirements of NASDAQ for inclusion for trading on The NASDAQ Capital Market.

The market price of Poniard common stock will also be based on performance of Poniard and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Poniard common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Poniard may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Poniard common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The form of articles of amendment to the articles of incorporation of Poniard effecting the reverse stock split is set forth in Annex F to this proxy statement/prospectus/consent solicitation.

The reverse stock split will be effected simultaneously for all outstanding shares of Poniard common stock. The reverse stock split will affect all of the Poniard shareholders uniformly and will not affect any shareholders’ percentage ownership interests in Poniard, except to the extent that the reverse stock split results in any of the Poniard shareholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of the combined company following the merger. The reverse stock split will not affect Poniard continuing to be subject to the periodic reporting requirements of the Exchange Act.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in the combined company’s management being able to issue more shares without further shareholder approval. If Poniard effects the 1-for-40 reverse stock split, its authorized but unissued shares immediately prior to the closing of the merger would be approximately 198,501,393 compared to shares issued of approximately 1,498,607. Poniard currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Poniard warrants and employee stock options and RSUs from time to time as these warrants and options are exercised and RSUs vest. The reverse stock split will not affect the number of authorized shares of Poniard common stock, which will continue to be 200,000,000.

Procedure for Effecting the Reverse Stock Split

If the Poniard shareholders approve the amendment to the articles of incorporation of Poniard effecting the reverse stock split, the board of directors of Poniard will effect the reverse stock split only if it determines that the reverse stock split continues to be in the best interests Poniard and its shareholders. Poniard will file articles of amendment with the Secretary of State of the State of Washington at such time as the Poniard board of directors has determined to be the appropriate split effective time. The Poniard board of directors may delay effecting the reverse stock split without resoliciting shareholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, shareholders will be notified that the reverse stock split has been effected. Poniard expects that the Poniard transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Poniard. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s), together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Shareholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Capital Market on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the articles of amendment effecting the reverse stock split, shareholders will be approving the combination of 40 shares of common stock into one share.

Shareholders who would be entitled to receive only a fractional share in the reverse stock split may be entitled to a judicial appraisal of the fair value of his or her fractional share, as described in this section below under the heading “Dissenters’ Rights.”

Shareholders should be aware that Poniard may be required, under applicable escheat laws, to pay sums due for fractional shares that are not claimed within a reasonable time after the effective time to the designated agent for certain jurisdictions This may be required by the laws of the State of Washington (under which the company is incorporated), the jurisdiction in which we have our principal executive offices, the jurisdiction in which the shareholder resides, or the jurisdiction where the funds will be deposited. Thereafter, shareholders otherwise entitled to receive such funds may have to seek to obtain them directly from the jurisdiction to which they were paid.

Dissenters’ Rights

Chapter 23B.13 of the WBCA provides for dissenters’ rights for any amendment to Poniard’s articles of incorporation that materially reduces the number of shares owned by a shareholder to a fraction of a share, if the fractional share created by the amendment is to be acquired by the company for cash. As a result, any shareholder who is entitled to receive only a fractional share in the reverse stock split may be entitled to a judicial appraisal of the fair value of his or her fractional share. In order to be entitled to appraisal rights under Chapter 23B.13, a shareholder must:

•	be within the class of shareholders who may be entitled to appraisal rights (i.e., those shareholders who would be entitled to receive only a fractional share);

•

deliver to Poniard, before the vote on the reverse stock split is taken, notice of the shareholder’s intention to demand appraisal of his or her fractional share if the reverse stock split is effected; and

•	not vote in favor of the reverse stock split.

A shareholder’s failure to vote in favor the proposed reverse stock split will not be sufficient to satisfy the notice requirements of the statute. Additionally, the shareholder must deliver the required notice before the vote occurs.

The foregoing summary of Chapter 23B.13 of the WBCA does not purport to be complete and is qualified in its entirety by reference to the full text of Chapter 23B.13, which is set forth as Annex G attached to this proxy statement/prospectus/consent solicitation. Shareholders entitled to dissenters’ rights who fail to comply completely and on a timely basis with all requirements of Chapter 23B.13 will not be entitled to demand payment for their fractional share under the statute.

SHAREHOLDERS WHO WISH TO ASSERT THEIR DISSENTERS’ RIGHTS ARE URGED TO CONSULT LEGAL COUNSEL FOR ASSISTANCE IN EXERCISING THEIR RIGHTS.

Accounting Consequences

The par value per share of Poniard common stock will remain unchanged at $0.02 per share after the reverse stock split. As a result, at the split effective time, the stated capital on Poniard’s consolidated balance sheet attributable to common stock would be reduced and the additional paid-in capital account would be increased by the amount by which the stated capital is reduced. Per share net loss would be increased because there would be fewer shares of Poniard common stock outstanding. Poniard does not anticipate that any other material accounting consequences would arise as a result of the reverse stock split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Poniard board of directors or contemplating a tender offer or other transaction for the combination of Poniard with another company, the reverse stock split proposal is not being proposed in response to any effort of which Poniard is aware to accumulate shares of Poniard common stock or obtain control of Poniard, other than in connection with the merger with Allozyne, nor is it part of a plan by management to recommend a series of similar amendments to the Poniard board of directors and shareholders. Other than the proposals being submitted to the Poniard shareholders for their consideration at the Poniard special meeting, the Poniard board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Poniard.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of material tax considerations of the proposed reverse stock split. It addresses only shareholders who hold the pre-reverse split shares and post-reverse split shares as capital assets (generally, property held for investment). It does not purport to be complete and does not address shareholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, mutual funds, foreign shareholders, shareholders who hold the pre-reverse stock split shares as part of a straddle, hedge, or conversion transaction, shareholders who hold the pre-reverse stock split shares as qualified small business stock within the meaning of Section 1202 of the Code, shareholders who are subject to the alternative minimum tax provisions of the Code, or shareholders who acquired their pre-reverse split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon current law, which may change, possibly even retroactively. It does not address tax considerations under state, local, foreign, and other laws.

Poniard has not obtained a ruling from the IRS or an opinion of legal or tax counsel with respect to the consequences of the reverse stock split. Each shareholder is advised to consult his or her own personal tax advisor as to his or her own particular facts and circumstances and also as to any estate, gift, state, local or foreign tax considerations.

The reverse stock split is intended to constitute a reorganization within the meaning of Section 368 of the Code. Assuming the reverse stock split qualifies as a reorganization, a shareholder generally will not recognize gain or loss on the reverse stock split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse stock split shares. The aggregate tax basis of the post-reverse stock split shares received will be equal to the aggregate tax basis of the pre-reverse split shares exchanged therefor (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-reverse stock split shares received will include the holding period of the pre-reverse stock split shares exchanged.

A holder of the pre-reverse stock split shares who receives cash in lieu of fractional shares generally will recognize gain or loss equal to the difference between the portion of the tax basis of the pre-reverse stock split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short-term if the pre-reverse stock split shares were held for one year or less and long-term if held more than one year. No gain or loss will be recognized by Poniard as a result of the reverse stock split.

The above discussion is not intended or written to be used for the purpose of avoiding U.S. federal tax penalties. It was written solely in connection with the proposal to authorize the board of directors of Poniard to approve the reverse stock split on the terms described herein.

Vote Required; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Poniard common stock having voting power outstanding on the record date for the Poniard special meeting is required to approve the amendment of the articles of incorporation of Poniard effecting the 1-for-40 reverse stock split of Poniard common stock.

THE PONIARD BOARD OF DIRECTORS RECOMMENDS THAT THE PONIARD SHAREHOLDERS VOTE “FOR” PONIARD PROPOSAL NO. 2 TO APPROVE THE AMENDMENT OF PONIARD’S ARTICLES OF INCORPORATION TO EFFECT THE 1-for-40 REVERSE STOCK SPLIT.

Poniard Proposal No. 3: Approval of Possible Adjournment of the Poniard Special Meeting of Shareholders to Solicit Additional Proxies

If Poniard fails to receive a sufficient number of votes to approve Poniard Proposal Nos. 1 and 2, Poniard may propose to adjourn the Poniard special meeting, for the purpose of soliciting additional proxies to approve Poniard Proposal Nos. 1 and 2. Poniard currently does not intend to propose adjournment at the Poniard special meeting if there are sufficient votes to approve Poniard Proposal Nos. 1 and 2.

Vote Required; Recommendation of Board of Directors

The proposal to adjourn the Poniard special meeting, if necessary, to solicit additional proxies for either or both Proposal Nos. 1 and 2, as applicable, will be approved if the votes cast “FOR” the adjournment proposal at the Poniard special meeting of shareholders exceed the votes cast “AGAINST” such proposal.

THE PONIARD BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 3 AS TO THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF EITHER OR BOTH PONIARD PROPOSAL NOS. 1 AND 2.

PONIARD’S BUSINESS

Overview

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of cancer therapeutics. Our lead product candidate is picoplatin, a new generation platinum-based cancer therapy that has the potential to become a platform product for use in different formulations, as a single agent or in combination with other anti-cancer agents, to treat multiple cancer indications. Picoplatin is a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies. Clinical studies conducted by Poniard to date in small cell lung cancer, metastatic colorectal cancer and castration-resistant (hormone-refractory) prostate cancer and clinical studies in ovarian cancer conducted by a prior licensee, the results of which are described in the subsection below under the heading “Picoplatin and Platinum-Based Chemotherapeutics,” suggest that picoplatin has an improved safety profile relative to currently marketed platinum-based cancer therapies.

On November 16, 2009, Poniard announced that its Phase 3 SPEAR (Study of Picoplatin Efficacy After Relapse) pivotal trial did not meet its primary endpoint of overall survival. The Phase 3 SPEAR trial, which is described in the section below, was a 401 patient trial to compare the efficacy and safety of picoplatin as a second-line therapy for small cell lung cancer. Since November of 2009, Poniard has focused on identifying potential regulatory pathways for progressing picoplatin toward registration, including the possible submission of an NDA for picoplatin based on the Phase 3 SPEAR clinical data, and exploring strategic opportunities to support the continued development of picoplatin. On February 5, 2010, Poniard implemented a restructuring plan to conserve capital resources, which reduced its workforce from 50 employees to 22 employees. This reduction in force followed an earlier restructuring, effective March 2009, in which Poniard discontinued its preclinical research operations and reduced its workforce from 65 employees to 57 employees. On March 24, 2010, Poniard announced that it was suspending its effort to seek regulatory approval for picoplatin in small cell lung cancer. Poniard made this decision following a detailed analysis of primary and updated data from its Phase 3 SPEAR trial and evaluation of the NDA process with the U.S. Food and Drug Administration, or FDA. In conjunction with this action, Poniard completed another reorganization in April 2010, which reduced its workforce to 12 employees. In March 2010, Poniard engaged the investment banking firm of Leerink Swann LLC to conduct a comprehensive review of strategic alternatives aimed at supporting and optimizing the value of its picoplatin program for Poniard shareholders. Poniard has completed internal preparation of potential registration strategies for advancing picoplatin into pivotal clinical trials in colorectal, prostate, ovarian and small cell lung cancers, but has not otherwise undertaken significant picoplatin development activities since initiating this strategic review process.

Following an extensive process of evaluating strategic alternatives for Poniard and identifying and reviewing potential candidates for strategic partnership or other transactions, on June 22, 2011, Poniard and Allozyne entered into a definitive merger agreement under which Poniard would acquire Allozyne in a stock transaction. If the merger is completed the business of the combined company will be the business of Allozyne as described on page 124 under the caption “Allozyne’s Business.” The combined company expects to seek a partnership for the continued development of picoplatin. If the merger does not close, Poniard will be required to explore alternatives for Poniard’s business and assets, including its picoplatin technology. Although Poniard may try to pursue an alternative transaction, such as an arrangement to out license or sell picoplatin, Poniard likely will have very limited cash resources and likely will be forced to file for federal bankruptcy protection if no additional capital is raised. In such case, it is expected that Poniard’s assets would be liquidated in a bankruptcy sale to satisfy claims of creditors, with no funds available for distribution to Poniard shareholders.

Picoplatin and Platinum-Based Chemotherapeutics

Picoplatin is a new-generation platinum-based chemotherapeutic agent designed to overcome platinum resistance associated with chemotherapy in solid tumors. Study data to date suggest that picoplatin has an improved safety profile relative to existing platinum-based cancer therapies and can be safely administered in combination with multiple approved oncology products. Over 1,100 patients have received picoplatin in clinical trials to date. Results obtained suggest that decreased production of blood cells, or myelosuppression, is common but manageable. Kidney damage, or nephrotoxicity, and nerve damage, or neurotoxicity, have been less frequent and less severe than is commonly observed with other currently-marketed platinum chemotherapy drugs. Picoplatin has shown evidence of anti-tumor activity in a variety of solid tumors, including tumors that have been pre-treated with existing platinum-based therapeutics.

Poniard entered into an exclusive worldwide license, as amended, with Genzyme (successor to AnorMED, Inc. and a wholly owned subsidiary of Sanofi S.A. since April 2011) for the development and commercialization of picoplatin. Under the license, Poniard is solely responsible for the development and commercialization of picoplatin. Genzyme retains the right, at Poniard’s cost, to prosecute its patent applications and maintain all licensed patents. The parties executed the license agreement in April 2004, at which time Poniard paid a one-time upfront payment of $1.0 million in common stock and $1.0 million in cash. The original agreement excluded Japan from the licensed territory and provided for $13.0 million in development and commercialization milestones, payable in cash or a combination of cash and common stock, and a royalty rate of up to 15% on product net sales after regulatory approval. The parties amended the license agreement on September 18, 2006, modifying several key financial terms and expanding the licensed territory to include Japan, thereby providing Poniard worldwide rights. In consideration of the amendment, Poniard paid Genzyme $5.0 million in cash on October 12, 2006 and an additional $5.0 million in cash on March 30, 2007. The amendment eliminated all development milestone payments to Genzyme. Genzyme remains entitled to receive up to $5.0 million in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduced the royalty payable to Genzyme to a maximum of 9% of annual net product sales and eliminated sharing of sublicense revenues with Genzyme.

The license agreement may be terminated by either Poniard or Genzyme for breach, or if the other party files a petition in bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. Poniard can terminate the license at any time upon prior written notice to Genzyme. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country.

Picoplatin Clinical Studies

Poniard initiated its picoplatin clinical program in 2004 and has completed a pivotal Phase 3 SPEAR trial of picoplatin in the second-line treatment of patients with small cell lung cancer. This trial did not meet its primary endpoint of overall survival. Poniard also has completed Phase 2 trials evaluating picoplatin as a first-line treatment of metastatic colorectal cancer and castration-resistant (hormone-refractory) prostate cancer and a Phase 1 study evaluating an oral formulation of picoplatin in solid tumors.

As part of its strategic plan, Poniard has completed internal preparation of proposed clinical and regulatory strategies for the continued development of picoplatin in each of the four cancer indications – small cell lung, colorectal, prostate and ovarian—discussed below. However, Poniard has not undertaken further significant picoplatin development activities since initiating its strategic review process in 2010.

Small Cell Lung Cancer—Phase 3 SPEAR Trial

Poniard initiated its pivotal Phase 3 SPEAR trial in April 2007. The Phase 3 trial was undertaken pursuant to a Special Protocol Assessment, or SPA, with the FDA. An SPA is a written agreement between a sponsor and the FDA regarding the objectives, design and endpoints of a study to be used as a basis of filing an NDA and the data analysis plan necessary to support full regulatory approval. The Phase 3 trial was an international, multi-center, open-label, controlled study to compare the efficacy and safety of picoplatin plus best supportive care with best supportive care alone as a second-line therapy for small cell lung cancer. Poniard was blinded to any analysis of the aggregate data until the database was locked after the occurrence of 320 evaluable events (patient deaths). The study enrolled 401 patients with small cell lung cancer whose disease was non-responsive (refractory) to first-line platinum-containing (cisplatin or carboplatin) chemotherapy or whose disease responded initially to first-line platinum-containing therapy but then progressed within six months after treatment was completed. Patients were randomized in a 2:1 ratio to receive picoplatin plus best supportive care or best supportive care alone. Best supportive care includes all medical, radiation and surgical interventions that small cell lung cancer patients should receive to relieve the symptoms and treat the complications caused by small cell lung cancer, but excludes treatment with other chemotherapy. Poniard conducted the study at clinical sites in Eastern Europe, India and South America, where it believed the greater availability of patients could enable it to more rapidly complete patient enrollment. Poniard completed patient enrollment in March 2009.

The primary endpoint of Poniard’s Phase 3 SPEAR study was overall survival, as measured in time from randomization to death. Secondary endpoints included overall response rates, disease control and progression-free survival. On November 16, 2009, based on 321 patient deaths, Poniard announced that its pivotal Phase 3 SPEAR trial did not meet its primary endpoint of overall survival in the intent-to-treat population. In March 2010, following a detailed analysis of primary and updated data from the Phase 3 SPEAR study and an evaluation of the ongoing NDA process with the FDA, Poniard suspended its efforts to seek regulatory approval based on its Phase 3 clinical data.

Although Poniard’s Phase 3 SPEAR trial did not meet the primary endpoint of overall survival, picoplatin demonstrated a statistically significant survival benefit in multiple subsets of small cell lung cancer patients who currently do not have any FDA-approved therapy for the treatment of their disease. Those statistically significant survival benefits were:

•

A statistically significant difference in favor of patients in the picoplatin arm for progression free survival in the intent-to-treat population. Patients in the picoplatin arm of the SPEAR trial had progression free survival of 9.0 weeks, compared to 6.6 weeks for those patients who received best supportive care alone.

•

A statistically significant difference in favor of patients in the picoplatin arm for time to progression, or TTP, in the intent-to-treat population, with a median TTP of 11.3 weeks in the picoplatin arm, compared to a median TTP of 6.7 weeks for patients who received best supportive care alone.

•

Overall survival in the intent-to-treat population, the primary endpoint of the study, which was based on 320 evaluable events, or deaths, showed a median overall survival of 20.6 weeks in the picoplatin arm of the SPEAR trial, compared to overall survival of 19.7 weeks in patients who received best supportive care alone. The primary endpoint of the trial was not met, potentially due to an imbalance in the use of post-trial chemotherapy between the picoplatin arm of the trial and the best supportive care alone arm: 27.6 percent of patients in the picoplatin arm of the trial received post-trial chemotherapy, compared to 40.6 percent of the patients who received best supportive care alone.

•

Among the 273 patients who did not receive post-SPEAR trial chemotherapy, the 194 patients in the picoplatin arm demonstrated a statistically significant improvement in overall survival compared to the 79 patients who received best supportive care alone. In these 273 patients, the patients in the picoplatin arm demonstrated a median survival of 18.3 weeks, compared to a median survival of 14.4 weeks for patients who received best supportive care alone.

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The 294 patients who were refractory or relapsed within 45 days of first-line platinum-based therapy, the 202 patients in the picoplatin arm demonstrated a statistically significant improvement in overall survival compared to the 92 patients who received the best supportive care alone. In these 294 patients, the patients in the picoplatin arm demonstrated a median survival of 21.3 weeks, compared to a median survival of 18.4 weeks for the patients who received best supportive care alone.

Poniard’s internally prepared clinical and regulatory strategies for the continued development of picoplatin in the second-line treatment of small cell lung cancer focus on the patient populations.

The FDA has designated picoplatin as an orphan drug for the treatment of small cell lung cancer under the provisions of the Orphan Drug Act, as amended. To qualify for orphan drug status, a proposed drug must be intended for use in the treatment of a condition that affects fewer than 200,000 people in the United States. Orphan drug status entitles Poniard to exclusive marketing rights for picoplatin in the United States for seven years following marketing approval, if any, and qualifies it for research grants to support clinical studies, tax credits for certain research expenses and an exemption from certain application user fees.

In August 2007, the FDA also granted picoplatin Fast Track designation for the second-line treatment of small cell lung cancer. The FDA’s Fast Track programs are designed to facilitate the development and expedite the review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Fast Track designation provides for priority interactions with the FDA to improve the efficiency of clinical development and support the expeditious review of promising drug candidates.

The European Commission, in 2007, designated picoplatin as an orphan medicinal product for the treatment of small cell lung cancer in the European Union. To qualify for this designation, a proposed drug must be intended for the treatment of life-threatening or serious conditions that are rare and affect not more than five in 10,000 persons in the European Union. Orphan medicinal product designation entitles Poniard and its potential partners to certain incentives, such as regulatory assistance with protocol design and possible exemptions or reductions of certain regulatory fees during development or at the time of application for marketing approval in the European Union. If such approval is received, picoplatin would qualify for ten years of marketing exclusivity in the European Union.

In March 2011, Poniard received Clinical Trial Application approval from the Chinese State Food and Drug Administration, or SFDA, to conduct two Phase 3 clinical studies of picoplatin in the treatment of second-line small cell lung cancer and second-line ovarian cancer, respectively, in the People’s Republic of China. Although Poniard currently is not conducting any clinical trials, the approval of these Phase 3 protocols by the SFDA would allow for the inclusion of Chinese clinical sites by potential partners developing and executing global registration trials in these disease settings in the future.

Metastatic Colorectal Cancer - Phase 1-2 Clinical Trial

In May 2006, Poniard treated the first patient in our Phase 1-2 study of intravenous picoplatin in the first-line treatment of patients with metastatic colorectal cancer, or CRC. The trial was conducted in Russia, and enrollment was completed in May 2008. The Phase 1 component of the trial was designed to determine an appropriate dose of picoplatin, either once every two weeks or once every four weeks, in combination with the chemotherapy agents 5-fluorouracil and leucovorin for further testing in the Phase 2 component of the trial. This combination is called FOLPI. Based on final Phase 1 data, both dosing regimens were generally well-tolerated. Twenty-two percent of the patients treated developed neuropathy. In the majority of patients, the neuropathy was mild. Four percent of patients experienced moderate neuropathy. No severe neuropathy was observed. The most frequent dose limiting toxicity was hematological which was considered manageable. The maximum tolerated dose was established in the every-four-week schedule at 150 mg/m2. The maximum tolerated dose for the every-two-week regimen was 85 mg/m2.

Poniard initiated a Phase 2 trial in November 2007 to generate proof-of-concept data to demonstrate that picoplatin can be used as a first-line chemotherapeutic agent as a neuropathy-sparing alternative to oxaliplatin in patients with CRC who had not received prior chemotherapy. Enrollment of 101 patients in this randomized, controlled Phase 2 trial was completed in May 2008. The trial’s primary objective was to measure the relative incidence and severity of neuropathy in the FOLPI regimen compared to the FOLFOX regimen, which is the current standard of care in the United States for the treatment of CRC. FOLFOX is a combination therapy containing 5-fluorouracil and leucovorin and oxaliplatin administered every two weeks. FOLFOX is associated with a high incidence of neuropathy, a peripheral nerve function problem that can cause numbness, tingling and pricking sensations, sensitivity to touch, pain and muscle weakness and wasting, which is key barrier to continued use of oxaliplatin. The study also measured comparative safety and efficacy (assessed by disease control, progression-free survival, and overall survival); however, the study was not powered to assess the statistical significance of these efficacy endpoints.

The Phase 2 data presented at the American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium in January 2010 indicate that picoplatin is a neuropathy-sparing alternative to oxaliplatin and is active in the treatment of CRC:

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FOLPI is associated with a statistically significant reduction in neurotoxicity compared to FOLFOX. Neuropathy is less frequent and less severe with FOLPI. Neuropathy occurred in 26% of FOLPI-treated patients and in 64% of FOLFOX-treated patients. No severe neuropathy was observed in patients who received the FOLPI regimen.

•	FOLPI had similar efficacy to FOLFOX as measured by:

•	Disease control rate of 75% and 76% for FOLPI and FOLFOX, respectively;

•	Progression-free survival of 6.8 months and 7.0 months for FOLPI and FOLFOX, respectively; and

•	Overall survival of 13.6 months and 15.6 months for FOLPI and FOLFOX, respectively.

•	Six-month and one-year survival rates were 80% and 52% for FOLPI and 83% and 55% for FOLFOX, respectively.

•	More patients who discontinued FOLFOX had associated neuropathy; neurotoxicity was not dose-limiting for FOLPI.

•	More patients who discontinued FOLPI had associated hematological events than those who were treated with FOLFOX, but the hematological events were manageable.

•	FOLPI treated patients had more frequent and severe, but manageable, thrombocytopenia and neutropenia; however, complications were rare.

•	No hypersensitivity, cardiac toxicity or nephrotoxicity was observed with FOLPI or FOLFOX treated patients.

•	Most other toxicities, including gastrointestinal toxicity, were similar for both regimens except for alopecia (hair loss), which was more frequently observed with FOLPI treatment.

Castration-Resistant Prostate Cancer - Phase 1-2 Clinical Trial

In May 2006, Poniard treated the first patient in its Phase 1-2 study of intravenous picoplatin in the treatment of patients with castration-resistant prostate cancer, or CRPC, who previously had not been treated with chemotherapy. The trial was conducted in Russia, and enrollment was completed in December 2007. The Phase 1 component of the trial was designed to evaluate increasing doses of picoplatin in combination with 60 or 75 mg/m2 of the chemotherapy agent docetaxel (Taxotere®) administered every three weeks with 5 mg prednisone twice daily, to establish a dose of picoplatin for further testing in the Phase 2 component of the trial. Interim Phase 1 safety data showed that the picoplatin and docetaxel combination was generally well-tolerated, with only mild neuropathy in three of 33 patients (9%), and with a prostate specific antigen, or PSA, response rate of 65% (20 of 31 evaluable patients). Myelosuppression was the dose limiting toxicity. Poniard initiated the Phase 2 component of the trial in July 2007 and completed patient enrollment in December 2007.

The Phase 2 trial evaluated the efficacy and safety of intravenous picoplatin (120 mg/m2) administered every three weeks in combination with full doses of docetaxel (75 mg/m2) with daily prednisone (5 mg) as a first-line treatment in patients with CRPC who had not received prior chemotherapy. PSA response was the primary endpoint. Secondary endpoints included duration of PSA response, time to progression, radiologic response, survival and safety. Thirty-two patients were enrolled, and 29 patients received picoplatin in combination with docetaxel and prednisone.

The Phase 2 data presented at the ASCO Genitourinary Cancers Symposium in March 2010 indicate that:

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PSA response was achieved in 78% of patients with sufficient data to evaluate response (n=27). In contrast, data from the published literature report a PSA response of 45% in patients who received docetaxel 75 mg/m2 and prednisone 5 mg. (Source: Tannock et al, NEJM 2004;351:1502-12; docetaxel package insert).

•	The median progression-free survival in 29 patients who received picoplatin in combination with docetaxel and prednisone was 7.4 months.

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The median overall survival in 29 patients who received picoplatin in combination with docetaxel and prednisone was 21.4 months. In comparison, the published data showed the median overall survival for patients who received docetaxel and prednisone was 18.9 months. (Source: Tannock et al, NEJM 2004; 351:1502-12; docetaxel package insert).

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Picoplatin can be safely administered with full-dose docetaxel and prednisone. No neurotoxicity was observed in this study. In contrast, data from the published literature report evidence of neuropathy in 30% of patients receiving docetaxel and prednisone, including severe neuropathy in almost 2% of patients.

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Neutropenia was the main hematologic toxicity. The data suggest that a combination of a taxane-type product (such as docataxel) and picoplatin may have a platelet-sparing effect: thrombocytopenia (reduced blood platelet count) was less severe and less frequent with a taxane-picoplatin regimen than with picoplatin monotherapy. In addition, when comparing the magnitude of reduction in platelets in prior studies employing picoplatin monotherapy, thrombocytopenia was less severe and less frequent with picoplatin administered in combination with docetaxel and prednisone.

Although the Phase 2 trial was a small single-arm study, Poniard believes that the safety and efficacy results support further development of picoplatin in combination with docetaxel and prednisone for the first-line treatment of CRPC. Further, Poniard believes that picoplatin could play a role in the treatment of other tumor types where platinum and taxane therapies are currently used.

Ovarian Cancer

Phase 2 Clinical Trial. In 2002, a prior licensee reported results of a Phase 2 open-label, non-comparative, multicenter study of picoplatin monotherapy in the second-line treatment of women whose ovarian cancer had relapsed or progressed after completion of prior platinum-containing treatment. The study, which assessed tumor response, time to progression, time to death, and safety (adverse effects), was conducted in multiple study locations in Europe and Australia. A total of 94 patients were enrolled. The dosing schedule was 120 to 150 mg/m2 picoplatin as a one-hour intravenous infusion, once every three weeks until disease progression, with a median number of three doses per patient. Picoplatin demonstrated activity as a single agent in 82 evaluable patients with platinum-pretreated ovarian cancer, including eight patients with complete responses. Picoplatin appeared to be well tolerated, with manageable myelosuppression. No clinically significant ototoxicity, nephrotoxicity or neurotoxicity was observed. The results of this trial suggest that picoplatin has a manageable toxicity profile and encouraging activity in advanced ovarian cancer.

Phase 1 Combination Clinical Trial. In June 2008, Poniard announced safety and efficacy results from a previously unpublished Phase 1 clinical trial of picoplatin and pegylated liposomal doxorubicin, or PLD, in patients with advanced solid tumor malignancies, including ovarian cancer. PLD is a chemotherapeutic agent approved for treatment of advanced ovarian cancer in women who failed both platinum and paclitaxel-based chemotherapy. The trial enrolled 16 patients who had received up to three prior regimens for metastatic disease. Patients were administered picoplatin followed by PLD on day one of a 28-day cycle. A total of 62 courses of treatment were delivered to 16 patients over four dose levels, with a median number of four cycles per patient. A total of 12 patients were evaluable for response. One patient with primary peritoneal cancer experienced a complete response and four patients experienced a partial response, including three of the five patients who had ovarian cancer. Hematologic and non-hemotologic toxicities were mild. Poniard believes that this study suggests that picoplatin and PLD may be an active combination that can be administered at standard recommended dose levels with minimal increase in toxicity.

Oral Picoplatin—Phase 1 Clinical Trial

Poniard also has completed a Phase 1 randomized, open-label, dose-ranging study of the safety (adverse effects), tolerability, pharmacokinetics (how the body processes the drug) and clinical pharmacology (how the drug works in the body) of picoplatin administered orally compared with picoplatin administered intravenously in patients with advanced solid tumor malignancies. This trial was conducted at clinical sites in the United States. Poniard believes that oral picoplatin has significant potential for use in combination with radiation therapies, oral chemotherapies and targeted therapies, as well as in refractory settings following relapse from first-line therapies. In preclinical studies, picoplatin has been shown to have up to 40% oral bioavailability. Bioavailability refers to the fraction of an administered dose of an unchanged drug that reaches systemic circulation. Results showed that the bioavailability of oral picoplatin is nearly 100% at doses of 50 mg and 100 mg, indicating sufficient bioavailability to support further clinical development.

Picoplatin Source of Supply

Poniard has entered into separate agreements with Heraeus for the manufacture of picoplatin API for use in its clinical studies and for commercial purposes. Poniard similarly has entered into separate agreements with Baxter Oncology GmbH, or Baxter, for the bulk production and distribution of picoplatin finished drug product for clinical and commercial use.

Clinical Supply

Poniard has completed its picoplatin clinical trials and does not intend to initiate any new clinical trials at the present time. Heraeus was the sole supplier of API for Poniard’s clinical trials. The API clinical supply agreement with Heraeus continues in effect until terminated by Poniard and/or Heraeus as follows:

•	by mutual agreement of the parties;

•	by either party, if there is a material breach by the other party that remains uncured;

•	by either party, in the event of insolvency or bankruptcy of the other party;

•	by either party, if the other party or any of its personnel performing services is debarred; or

•	by Poniard, if there is a change of control of Heraeus.

Manufacturing services under the Heraeus clinical supply agreement are provided on a purchase order, fixed-fee basis. Poniard has no purchase orders outstanding under the agreement, and Poniard does not have any current plans to issue purchase orders for clinical drug supply.

Baxter was the sole supplier of finished drug product for Poniard’s clinical trials. The Baxter clinical supply agreement had an initial term ending December 31, 2009, with two renewal options of one year each. In December 2009, Poniard exercised its first renewal option, extending the term to December 31, 2010. Poniard did not exercise the second renewal option, and the agreement terminated on December 31, 2010.

Commercial Supply

Poniard entered into a picoplatin API commercial supply agreement with Heraeus in March 2008 and a finished drug product commercial supply agreement with Baxter in November 2008. Under these agreements, Heraeus and Baxter will produce picoplatin API and finished drug product, respectively, for commercial use. Manufacturing services are provided on a purchase order, fixed-fee basis, subject to certain purchase price adjustments and minimum quantity requirements. Poniard has no purchase orders outstanding under these agreements.

Poniard’s picoplatin API commercial supply agreement with Heraeus obligates Poniard to repay Heraeus for the purchase and set-up of dedicated manufacturing equipment costing approximately $1.6 million in the form of a surcharge on an agreed upon amount of the picoplatin API ordered and delivered on or before December 31, 2013. If Poniard orders and takes delivery of less than the agreed upon amount of picoplatin API through December 31, 2013, Poniard will be obligated to pay the balance of the equipment cost as of that date. Please refer to the section entitled “Poniard’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information about this payment obligation.

The Heraeus API commercial supply agreement continues for an initial term ending December 31, 2013, and the Baxter finished drug product commercial supply agreement continues for an initial term ending November 22, 2013, in each case subject to extension. The agreements generally provide that they may be terminated:

•	by mutual agreement of the parties;

•	by either party, if there is a material breach by the other party that remains uncured;

•	by either party, in the event of insolvency or bankruptcy of the other party;

•	in the case of the API supply agreement:

•	by either party, if the other party or any its personnel performing services is debarred;

•	by Poniard, if there is a change of control of Heraeus; and

•	by either party on 24 months’ notice following the initial term;

•	in the case of the finished drug product supply agreement:

•	by either party on 24 months’ notice, but not prior to the initial term; or

•	by Baxter, with 24 months notice if Poniard enters into a partnership or transfer rights to picoplatin involving a direct competitor of Baxter.

Poniard believes that there are other contract manufacturers with the capacity to manufacture picoplatin finished drug product and formulate picoplatin API. However, seeking out alternative manufacturers or formulators may result in significant increased costs and may delay the drug development and commercialization process. Poniard is exploring potential partnering or out licensing opportunities to continue clinical development and commercialization of picoplatin. If the merger with Allozyne is completed, the combined company is expected to continue seeking partners to support future picoplatin development and commercialization. Any such partnering arrangement may include assignment to the licensee or other partner of the Heraeus and Baxter commercial supply agreements. However, Poniard has no assurance that it will be able to successfully out license or otherwise partner picoplatin or that any such arrangement would include the assignment of any or all of Poniard’s obligations under the commercial supply agreements, including the obligation to pay up to $1.6 million of committed equipment costs under the Heraeus API commercial supply agreement.

Patents and Proprietary Rights

Poniard’s policy is to aggressively protect its proprietary technologies. Poniard has filed applications for United States and foreign patents on many aspects of its technologies.

Poniard holds an exclusive worldwide license granted from Genzyme Corporation (successor to AnorMED, Inc. and a wholly owned subsidiary of Sanofi S.A. since April 2011) or Genzyme, for the development and commercialization of picoplatin. Under the license agreement, as amended, Genzyme retains the right to prosecute its patent applications and maintain all licensed patents, with Poniard reimbursing such expenses. Poniard has the right to sue any third party infringers of the picoplatin patents. If Poniard does not file suit, Genzyme, in its sole discretion, has the right to sue the infringer at Poniard’s expense.

The parties executed the license agreement in April 2004, at which time Poniard paid a one-time upfront milestone payment of $1.0 million in common stock and $1.0 million in cash. The original license agreement excluded Japan from the licensed territory and provided for $13.0 million in development and commercialization milestones, payable in cash or a combination of cash and common stock, and a royalty rate of up to 15% of product net sales after regulatory approval. The parties amended the license agreement on September 18, 2006, modifying several key financial terms and expanded the licensed territory to include Japan, thereby providing Poniard worldwide rights. In consideration of the amendment, Poniard paid Genzyme $5.0 million in cash on October 12, 2006, and paid Genzyme an additional $5.0 million in cash on March 30, 2007. The amendment eliminated all development milestone payments to Genzyme. Poniard remains obligated to pay a total of $5.0 million in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduced the royalty payable to Genzyme to a maximum of 9% of annual net product sales and eliminated sharing of sublicense revenues with Genzyme. The license agreement may be terminated by either party for breach, or if the other party files a petition in bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. Poniard can terminate the license at any time upon prior written notice to Genzyme. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country.

Poniard’s picoplatin portfolio includes United States and foreign patents and applications licensed from Genzyme, which cover the picoplatin product. With respect to picoplatin, Poniard expects to rely primarily on RE41209 (the reissue of U.S. Patent No. 5,665,771, or ‘771 patent), expiring February 7, 2016, which is licensed to Poniard by Genzyme, and additional licensed patents expiring in 2016 covering picoplatin in the European Union and other countries. The FDA designated picoplatin as an orphan drug for the treatment of small cell lung cancer under the provisions of the Orphan Drug Act, which entitles Poniard to exclusive marketing rights for picoplatin in the United States for seven years following market approval. In addition, the European Commission has designated picoplatin as an orphan medicinal product for the treatment of small cell lung cancer in the European Union, which entitles Poniard to exclusive marketing rights for picoplatin in the European Union for ten years following market approval.

On May 8, 2009, patent owners, Genzyme and The Institute of Cancer Research, together with Poniard, filed with the United States Patent & Trademark Office, or USPTO, an application to reissue the ‘771 patent to the picoplatin compound. On April 6, 2010 the USPTO reissued the composition of matter patent for picoplatin as RE41209, replacing the ‘771 patent. The reissue patent includes claims specific to the picoplatin compound, its use in the treatment of any cancer, as well as claims to its pharmaceutical composition and oral dosage form. The reissue patent has the same force and effect as the original ‘771 patent and the same February 2016 expiration date, with the potential for up to a five year patent extension until 2021 under the Hatch-Waxman Act. Picoplatin is currently covered by additional issued process patents and other pending applications in the United States and abroad.

A number of additional potential avenues exist which may further extend Poniard’s picoplatin patent protection and exclusivity. In the United States, these include the Hatch-Waxman Act, which, among other things, generally provides for patent term extension for up to five years for an issued patent covering a drug product which has undergone regulatory review before marketing. In addition, since picoplatin has not been previously approved for marketing in the United States, picoplatin may qualify for new chemical entity data exclusivity, under which the FDA bans, for a period of time, submissions of applications from competitors based on published data or Abbreviated New Drug Applications for a drug containing the same active agent. Certain patent term restoration procedures and marketing exclusivity rights also may be available for qualifying drug products in the European Union or individual foreign countries. Poniard intends to evaluate the availability of these mechanisms for extending the patent term and marketing exclusivity for picoplatin on an individual regional or country basis. Poniard cannot be certain that Poniard will be successful in any efforts to extend the term of any patent relating to picoplatin or that picoplatin will be granted additional marketing exclusivity rights in the United States or abroad.

Competition

The competition for development of cancer therapies is substantial. There is intense competition from biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research and development activities similar to Poniard’s in the United States and abroad. Poniard has developed potential registration strategies for picoplatin in colorectal, prostate, ovarian and small cell lung cancers. If approved, picoplatin will be competing with existing treatment regimens, as well as emerging therapies for these indications and other platinum-based therapeutics. Large biotechnology and pharmaceutical companies, including Abbott Laboratories, Amgen, Inc., AstraZeneca PLC, Baxter Healthcare, Bayer Healthcare, Bristol-Myers Squibb Company, Eli Lilly and Company, Genentech, Inc., GlaxoSmithKline PLC, Merck & Co., Inc., Nippon Kayaku Co. Ltd., Novartis, Pfizer Inc., and Sanofi are marketing and/or developing therapeutics in late-stage clinical trials for the treatment of one or more of these indications or platinum agents for the treatment of cancer. Multiple biotechnology companies are engaged in clinical trials for the treatment of one or more of these indications and other platinum-based therapeutics, including Access Pharmaceuticals Inc., Ascenta Therapeutics, Inc., ImmunoGen, Inc., Ipsen Group, Meabco A/S, MolMed S.p.A., Onyx Pharmaceuticals Inc., PharmaMar (Zeltia Group), Regulon, Inc., Simcere Pharmaceutical Group and Synta Pharmaceuticals Corp. If Poniard or a potential partner were to seek to expand the use of picoplatin into other oncology indications, it will be facing additional competition from major pharmaceutical companies, biotechnology companies, research institutions and government agencies.

Many of Poniard’s potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources, and are better equipped, to develop, manufacture and market competing products. Further, such potential competitors may have, or may develop and introduce, new products that would render picoplatin less competitive, uneconomical or obsolete.

Poniard’s ability to commercialize picoplatin and to compete effectively will depend in large part on:

•	its ability to meet all necessary regulatory requirements and to advance picoplatin through the approval processes of the FDA and foreign regulatory health authorities in a timely manner;

•	the perception by physicians and other members of the health care community of the safety, efficacy and benefits of picoplatin compared to those of competing products or therapies;

•	its ability to acquire picoplatin API and finished drug product on a commercial scale;

•	timing of market introduction;

•	the effectiveness of Poniard’s sales and marketing efforts;

•	the willingness of physicians to adopt new or modified treatment regimens using picoplatin;

•	its ability to secure third party reimbursement for picoplatin;

•	the price of picoplatin relative to competing products; and

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its ability to develop a commercial and sales infrastructure, either on its own or with a collaborator, which would include the development of a distribution network and other operational and financial systems necessary to support the increased scale of activities.

Poniard believes that competition among products approved for sale will be based, among other things, on product safety, efficacy, reliability, extent of adverse side effects, time to market, availability, third party reimbursement, price and patent position. Poniard’s competitiveness also will depend on its ability to advance its product candidates, license additional technology, maintain a proprietary position in its technologies and product candidates, obtain required government and other approvals on a timely basis, attract and retain key personnel, and enter into collaborative or other arrangements that enable Poniard and its strategic partners to develop effective products that can be manufactured cost-effectively and marketed successfully.

Government Regulation and Product Testing

The FDA and comparable regulatory health authorities in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, marketing and distribution of drugs. These health authorities and other federal, state, local and foreign entities regulate research and development activities and the testing, manufacture, quality control, safety, storage, record-keeping, approval, advertising and promotion of picoplatin and any other future drug candidates. Product development and approval within these regulatory frameworks take a number of years to accomplish, if at all, and involve the expenditure of substantial resources.

U.S. Government Regulation

In the United States, drugs and biologics are subject to regulation by the FDA under the Federal Food, Drug and Cosmetic Act of 1976, as amended, and implementing regulations. The process required by the FDA before picoplatin and any other future drug candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, in vivo preclinical studies and formulation studies;

•	submission to the FDA of an IND which must become effective before clinical trials can commence;

•	performance of properly designed and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of an NDA to the FDA; and

•	FDA review and approval of the NDA prior to any commercial sale or shipment of the drug.

In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with and inspected by the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with current Good Manufacturing Practice, or cGMP, regulations which are enforced by the FDA through its facilities inspection program for biologics, drugs and devices. To supply products for use in the United States, foreign manufacturing establishments must also comply with cGMP regulations and are subject to periodic inspection by the FDA or by corresponding regulatory health authorities in such countries under reciprocal agreements with the FDA.

Nonclinical studies include laboratory evaluation of product chemistry and formulation, as well as animal studies, to assess the potential safety and efficacy of the proposed product. Preclinical safety testing must be conducted by laboratories that are in compliance with the FDA regulations regarding Good Laboratory Practice. The results of the preclinical studies are submitted to the FDA as part of an IND and are reviewed by the FDA prior to commencement of clinical trials. Unless the FDA provides comments to an IND, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND does not assure FDA authorization to commence clinical trials or to allow clinical studies to continue once initiated.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with the

FDA’s Protection of Human Subjects regulations and Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board, or IRB, at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the drug is tested for:

•	safety (adverse effects);

•	dosage tolerance;

•	pharmacokinetics (how the body processes the drug); and

•	clinical pharmacology (how the drug works in the body).

In Phase 2, a limited patient population is studied to:

•	determine the efficacy of the drug for specific, targeted indications;

•	determine the dosage tolerance and optimal dosage; and

•	identify possible adverse effects and safety risks.

If a compound is found to have potential activity in a disease or condition and to have an acceptable safety profile in Phase 2 clinical trials, Phase 3 clinical trials are undertaken to further evaluate clinical activity and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. Often, Phase 4 (post-marketing) studies are required by the FDA in order to gain more data on safety and efficacy of a drug after it has transitioned into general medical practice. With respect to picoplatin or any proposed products subject to clinical trials, there can be no assurance that Phase 1, Phase 2 or Phase 3 studies will be completed successfully within any specific time period, if at all. Clinical studies are inherently uncertain, and future clinical trials may not confirm the results achieved in earlier clinical or preclinical trials. If picoplatin is not shown to be safe and effective, Poniard will not be able to obtain the required regulatory approvals for commercial sale of that product. Furthermore, Poniard or the FDA may suspend clinical trials at any time if it is determined that the subjects or patients are being exposed to an unacceptable health risk.

The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of an NDA for approval of the marketing and commercial shipment of the drug. The testing and approval processes are likely to require substantial cost, time and effort, and there is no assurance that approval will be granted on a timely basis, or at all. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, may require additional testing or information, or may require post-market testing and surveillance to monitor the safety of the product. If regulatory approval is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. The FDA may withdraw product approvals if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for NDA approval is the requirement that the prospective manufacturers’ quality control and manufacturing procedures conform to cGMP regulations. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance.

Foreign Regulation

In addition to regulation in the United States, Poniard is subject to a variety of foreign regulations governing clinical trials and will be subject to foreign regulations with respect to commercial sales and distribution of picoplatin and any proposed future products. Whether or not Poniard obtains FDA approval for a product, Poniard must obtain approval of a product by comparable regulatory health authorities of foreign countries before Poniard can commence clinical trials or marketing of the product in those counties. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country.

Under the European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. For oncology products, a centralized procedure is required. It provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the application and assessment report, each member state must decide whether to recognize approval.

Employees

In the first half of 2010, Poniard implemented two reductions in force to conserve capital resources. In February 2010, Poniard reduced its workforce from 50 to 22 employees and, in April 2010, further reduced its workforce to 12 employees. Poniard implemented an earlier restructuring plan, effective March 31, 2009, which resulted in the discontinuation of its preclinical research operations and reduced its workforce from 65 employees to 57 employees. Poniard does not currently have any continuing or outstanding obligations, such as severance pay or benefits related to former employees, arising from these two reductions in force.

As of August 15, 2011, Poniard had seven full-time employees and one part-time employee. Of these full-time employees, two hold Ph.D. degrees, one holds a D.V.M. degree, one holds a J.D. degree and one holds an M.B.A. degree. Of the total full-time employees, one employee is engaged in regulatory and clinical activities and six are in general administration. Poniard considers its relations with employees to be good. None of Poniard’s employees is covered by a collective bargaining agreement. Poniard believes that its current workforce is sufficient to execute any identified strategic opportunities, including the implementation of the merger with Allozyne.

Properties

Poniard’s executive offices are located at 750 Battery Street in San Francisco, CA, in approximately 1,500 square feet of office space leased under a one-year cost sharing agreement that expires on September 2011 and is cancelable upon 30 days prior notice. Poniard also currently leases approximately 3,800 square feet of office space located at 300 Elliott Avenue West in Seattle, WA. The Seattle lease has a one-year term expiring November 2011 and is cancelable upon 30 days prior notice. The Seattle lease may be renewed for an additional term of three years. Poniard believes that the San Francisco and Seattle facilities are in good condition and are adequate for their present uses.

Legal Proceedings

On June 27, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard, its board of directors, a wholly-owned subsidiary of Poniard and Allozyne. The action, titled Aronheim v. Poniard Pharmaceuticals, Inc., et al. (Case Number: CGC-11-512033), alleges in summary that, in connection with the proposed merger with Allozyne, the members of the Poniard board of directors breached their fiduciary duties by purportedly conducting an unfair sale process and agreeing to an unfair sale price, and by purportedly engineering the proposed merger to provide them with improper personal benefits. The action also alleges that Poniard and Allozyne aided and abetted the Poniard board members’ purported breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, a declaration that the merger agreement was entered into in breach of the Poniard board members’ fiduciary duties, rescission of the merger agreement, an injunction against the proposed merger, a directive that the Poniard board members exercise their fiduciary duties to obtain a transaction that is in the best interests of Poniard’s shareholders, the imposition of a constructive trust in favor of the plaintiff and the class upon any benefits improperly received by the Poniard board members as a result of their purportedly wrongful conduct and fees and costs. Poniard, its board of directors and Allozyne believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

On August 24, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard and its board of directors, as well as against Poniard’s Chief Executive Officer, its President and Chief Medical Officer, its Interim Chief Financial Officer, its Senior Vice President of Corporate Development, and its Vice President, Legal and Corporate Secretary. The action, titled Wing Sze Wu v. Robert S. Basso, et al. (Case Number: CGC-11-513652), alleges in summary that the members of the Poniard board of directors breached their fiduciary duties by agreeing to pay purportedly excessive compensation and benefits to Poniard’s senior management, that such members of Poniard’s senior management were allegedly unjustly enriched when they received such executive compensation and benefits, that Poniard’s board of directors breached their fiduciary duties by conducting a purportedly unfair sale process in connection with the proposed transaction with Allozyne and agreeing to an allegedly unfair and dilutive sale price and a transaction that included improper “deal protection measures,” and by providing allegedly materially inadequate disclosures and material disclosure omissions to Poniard’s shareholders. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, an injunction against the proposed merger, rescission of the proposed merger to the extent it occurs before final judgment in the lawsuit or recissory damages, a directive that the defendants account for all damages allegedly caused by them and account for all profits and special benefits obtained as a result of their alleged breaches of their fiduciary duties, and for costs, attorneys fees, expenses and such other relief as the court deems just and proper. Poniard, its board of directors and Poniard’s management believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

Additional lawsuits could be filed, and the allegations in the above lawsuit may be amended.

Changes in and Disagreements with Accountants

On May 22, 2009, the Poniard board of directors, based on its audit committee’s recommendation, dismissed KPMG LLP, or KPMG, as Poniard’s independent registered auditors and approved the engagement of Ernst & Young LLP, or E&Y, to serve as Poniard’s independent auditors for the fiscal year 2009.

The audit reports of KPMG on the consolidated financial statements of the Company for the years ended December 31, 2008 and 2007 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except for KPMG’s report dated March 16, 2009, which contained an explanatory paragraph that cited certain conditions that raised substantial doubt about Poniard’s ability to continue as a going concern. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During Poniard’s fiscal years ended December 31, 2008 and 2007 and the subsequent interim period through May 22, 2009, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of such disagreements in connection with its reports on Poniard’s consolidated financial statements for such years.

There were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, during Poniard’s fiscal years ended December 31, 2008 and 2007 and the subsequent interim period through May 22, 2009.

Poniard provided KPMG with a copy of the above disclosures prior to its filing with the SEC and requested KPMG to furnish Poniard with a letter addressed to the SEC stating whether or not KPMG agrees with the above statements. A copy of KPMG’s letter dated May 26, 2009 was furnished to the SEC as an exhibit to Poniard’s 8-K filed on filed on May 26, 2009.

During Poniard’s fiscal years ended December 31, 2008 and 2007 and the subsequent interim period through May 22, 2009, neither Poniard nor anyone on its behalf consulted E&Y regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Poniard’s financial statements, and no written report or oral advice of E&Y was provided to Poniard that E&Y concluded was an important factor considered by Poniard in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

Corporate Background

Poniard was incorporated in the State of Washington in 1984 under the name NeoRx Corporation and changed its name to Poniard Pharmaceuticals, Inc. in September 2006. Poniard’s principal executive offices are located at 750 Battery Street, Suite 330, San Francisco, California 94111. Its telephone number is (650)  583-3774.

Available Information

Poniard files annual, quarterly and current reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the SEC’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Poniard’s SEC filings also are available to the public at the Internet web site maintained by the SEC at www.sec.gov. Poniard’s reports filed with the SEC after January 1, 2003, also are available on its web site, www.poniard.com. The information contained in Poniard’s web site does not constitute part of, nor is it incorporated by reference into, this proxy statement/prospectus/consent solicitation. Poniard will provide paper copies of our SEC filings free of charge upon request.

PONIARD’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Important Information Regarding Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “propose,” “continue,” “assume” or other similar expressions, or the negatives of those expressions. All statements regarding the plans, strategies and objectives of Poniard’s management for future operations, any statement regarding future operations, the potential benefits of the proposed merger with Allozyne, future or potential partnering or other strategic transactions, projected financial position, planned product development activities, proposed registration strategies and product indications, future regulatory approvals, proposed product commercialization, adequacy of current cash resources, projected costs, potential sources and availability of capital, ability to regain and maintain compliance with NASDAQ listing requirements, future prospects and the future of biotechnology industry are forward-looking statements.

There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Poniard’s forward-looking statements are subject to inherent risks and uncertainties, including, but not limited to, the risk factors set forth in this proxy statement/prospectus/consent solicitation. Factors that could contribute to such differences include, but are not limited to, Poniard’s limited cash resources, Poniard’s significant corporate expenses and limited or no revenue to offset those expenses, the failure of Poniard or Allozyne to meet any of the conditions to closing the merger, the failure to realize anticipated benefits of the merger, the availability of appropriate strategic opportunities, litigation and the risks discussed in Poniard’s other SEC filings. All forward-looking statements and reasons why results may differ included in this proxy statement/prospectus/consent solicitation are made as of the date hereof, and Poniard undertakes no obligation to update any such forward-looking statements or reasons why actual results may differ, except as required by law. When used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, unless otherwise indicated, “we,” “our” and “us” refers to Poniard Pharmaceuticals, Inc.

General

Poniard is a biopharmaceutical company focused on the development and commercialization of cancer therapeutics. Our lead product candidate is picoplatin a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies.

On November 16, 2009, we announced that our Phase 3 SPEAR pivotal trial of picoplatin in small cell lung cancer did not meet its primary endpoint of overall survival. Since that time, we have focused on identifying potential regulatory pathways for progressing picoplatin toward registration and potential partnering opportunities to support the continued development and commercialization of picoplatin. On February 5, 2010, we implemented a restructuring plan to conserve capital resources, which reduced our workforce from 50 employees to 22 employees. This reduction in forced followed an earlier restructuring, effective March 2009, in which we discontinued our preclinical research operations and reduced our workforce from 65 employees to 57 employees. On March 24, 2010, we announced that we were suspending our effort to seek regulatory approval for picoplatin in small cell lung cancer. We made this decision following a detailed analysis of primary and updated data from its Phase 3 SPEAR trial and evaluation of the NDA process with the FDA. In conjunction with this action, we completed reorganization in April 2010, reducing our workforce to 12 employees. At that time, we also engaged the investment banking firm of Leerink Swann LLC to conduct a comprehensive review of strategic alternatives aimed at supporting and optimizing the value of our picoplatin program for our shareholders. We completed internal preparation of potential registration strategies for advancing picoplatin into pivotal clinical trials in colorectal, prostate, ovarian and small cell lung cancers, but have not otherwise undertake significant picoplatin development activities since initiating the strategic review process.

Recent Developments

On June 22, 2011, we entered into a definitive merger agreement with Allozyne, pursuant to which we would acquire Allozyne in exchange for common stock of Poniard. If the merger is consummated, holders of Allozyne common stock and preferred stock, options and warrants are expected to own or have the right to acquire in the aggregate approximately 65% of the combined company and the holders of Poniard common stock, preferred stock, options and warrants are expected to own or have the right to acquire in the aggregate approximately 35% of the combined company, after giving effect to the issuance of shares pursuant to Allozyne’s and Poniard’s outstanding options, warrants and other securities convertible into capital stock. Each share of Allozyne common stock and Allozyne preferred stock is expected to convert into the right to receive that number of shares of Poniard common stock equal to approximately 0.0628, which is also known as the exchange ratio, after giving effect to the 1-for-40 reverse stock split of Poniard common stock of Poniard common stock to be implemented upon approval of Poniard shareholders and prior to the consummation of the merger. The actual number of shares of Poniard common stock to be issued in respect of each share of Allozyne common stock or preferred stock, or the actual exchange ratio, will be adjusted to reflect Poniard’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the merger, divided by the number of shares of Allozyne common stock and Allozyne preferred stock outstanding, after giving effect to the issuance of shares pursuant to Allozyne’s outstanding options, warrants and other securities convertible into capital stock, pursuant to the formula set forth in the merger agreement. At the effective time of the merger, Poniard will change its corporate name to “Allozyne, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “ALLO”.

On June 9, 2011, after election of directors and ratification of auditors, Poniard adjourned its 2011 annual meeting of shareholders to July 8, 2011 and further adjourned to July 22, 2011, to solicit additional proxies to vote in favor of a proposal to authorize the board of directors to, on or before August 1, 2011, implement a reverse stock split of Poniard’s outstanding common stock at an exchange ratio between 1-for-15 and 1-for-25, with the exact ratio to be set by the board in its discretion. The purpose of the reverse stock split proposal was to facilitate Poniard’s efforts to regain compliance with The NASDAQ Capital Market $1.00 minimum bid price requirement. Poniard adjourned its reconvened annual meeting of shareholders on July 22, 2011, with an insufficient number of votes to approve the reverse stock split proposal. Although 91.6% of the shareholders who voted at the annual meeting voted in favor of the reverse stock split proposal, only 49.2% of Poniard’s outstanding common stock entitled to vote at the annual meeting actually voted. A majority (50% of the shares outstanding, plus one share) of the Poniard common stock outstanding and entitled to vote at the Poniard annual meeting of shareholders was required to approve the reverse stock split proposal.

On July 19, 2011, the NASDAQ Listing Qualifications Staff advised Poniard that it had not regained compliance within the extended compliance period and its common stock therefore will be delisted. On August 25, 2011, representatives of Poniard attended a hearing to appeal the decision and to present a plan for compliance to the NASDAQ listing qualifications panel. On September 2, 2011, the NASDAQ Hearings Panel determined to allow the continued listing of Poniard’s common stock on The NASDAQ Stock Market subject to the conditions that on or before December 31, 2011, Poniard must have (i) held a shareholders’ meeting; (ii) obtained shareholder approval for the merger with Allozyne and a reverse stock split in a ratio sufficient to allow the stock to trade above $4.00 per share; and (iii) obtained approval of the NASDAQ staff for listing of the combined company on The NASDAQ Stock Market. There can be no assurance that the plan of compliance and the combined company will be able to satisfy the requirements for maintaining The NASDAQ Capital Market listing.

Results of Operations

Three and Six Months Ended June 30, 2011 Compared to the Three and Six Months Ended June 30, 2010

Research and Development

Research and development expenses decreased 79% to approximately $0.4 million in the second quarter of 2011 and decreased 89% to approximately $0.8 million in the first six months of 2011 from the comparable periods in 2010. The significant decrease in our research and development expenses during the three and six months ended June 30, 2011 is primarily a result of the wind down and completion of our picoplatin trials in 2010. Our research and development expenses are summarized as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% Change	2011	2010	% Change
	($ in thousands)			($ in thousands)
Contract manufacturing	$ 165	$339	-51%	$181	$857	-79%
Clinical	186	1,009	-82%	403	3,723	-89%
Share-based compensation	91	740	-88%	191	2,399	-92%

Total	$ 442	$2,088	-79%	$775	$6,979	-89%

Contract manufacturing costs decreased 51% to approximately $0.2 million in the second quarter of 2011 and decreased 79% to approximately $0.2 million in the first six months of 2011 from the comparable periods in 2010. These decreases reflect completed and reduced drug product stability testing and analyses in 2011 compared to 2010. Clinical costs decreased 82% to approximately $0.2 million in the second quarter of 2011 and decreased 89% to approximately $0.4 million in the first six months of 2011 from the comparable periods in 2010. These decreases are primarily due to the wind down and completion of our clinical trials and the impact of our corporate restructurings in 2010. Share-based compensation expense decreased 88% to approximately $0.1 million in the second quarter of 2011 and decreased 92% to approximately $0.2 million from the comparable periods in 2010, primarily due to expense recognized for accelerated vesting of restricted stock units, or RSUs, in connection with our February 2010 and April 2010 restructurings and to lower expense recognized for options resulting from the reduction in our headcount in 2010, offset by RSUs awarded in the first quarter of 2011 as incentives for future performance.

Recap of Development and Clinical Program Costs. Our research and development administrative overhead costs, consisting of rent, utilities, indirect personnel costs, consulting fees and other various overhead costs, are included in total research and development expense for each period, but are not allocated to our picoplatin project. Our total research and development costs are summarized below:

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% Change	2011	2010	% Change
	($ in thousands)			($ in thousands)
Picoplatin	$167	$872	-81%	$192	$3,251	-94%
Other unallocated costs and overhead	184	476	-61%	392	1,329	-71%
Share-based compensation	91	740	-88%	191	2,399	-92%

Total	$442	$2,088	-79%	$775	$6,979	-89%

Our external costs for picoplatin for the three and six-month periods ended June 30, 2011 and for the comparable periods in 2010, reflect costs associated with our various picoplatin clinical studies and the manufacture and development of drug product to support our clinical trials. We expect our external costs for picoplatin to continue to decrease for the remainder of 2011, reflecting reduced costs due to completion of our small cell lung, colorectal and prostate cancer trials and oral picoplatin study.

As of June 30, 2011, we have incurred external costs of approximately $77.4 million in connection with our entire picoplatin clinical program. Material cash inflows relating to the commercialization of picoplatin will not commence unless and until required clinical studies are completed and U.S. Food and Drug Administration, or FDA, and other required regulatory approvals are obtained, and then only if picoplatin finds acceptance in the marketplace. To date, we have not received any revenues from sales of picoplatin.

Due to the risks inherent in our business and given the stage of development of picoplatin, we are unable to estimate with any certainty the future costs we will incur in support of picoplatin. Clinical development timeliness, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast with any degree of certainty when or whether picoplatin will be subject to collaboration or other strategic arrangement, the nature and terms of any such arrangement, and the extent to which such arrangement would impact our current operations and capital requirements.

The process of developing and obtaining FDA approval of product is costly and time consuming. Development activities and clinical trials can take years to complete and failure can occur at any time during the development and clinical trial process. In addition, the results from earlier trials may not be predictive of results of subsequent and larger clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy, despite having progressed successfully through initial clinical testing. Although we seek to mitigate these risks, the successful development of picoplatin is highly uncertain. Further, even if picoplatin is approved for sale, it may not be successfully commercialized and, therefore, future revenues may not materialize.

If we fail to complete the development of picoplatin in a timely manner, our operations, financial position and liquidity could be severely impaired. We are not conducting significant picoplatin development activities while we explore potential picoplatin partnering opportunities and work to complete the proposed merger with Allozyne, and we cannot predict the period in which material cash inflows from our picoplatin program will commence, if ever.

General and Administrative

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% Change	2011	2010	% Change
	($ in thousands)			($ in thousands)
General and administrative	$2,636	$2,539	4%	$4,631	$5,284	-12%
Share-based compensation	760	1,349	-44%	1,664	3,403	-51%

Total	$3,396	$3,888	-13%	$6,295	$8,687	-28%

Total general and administrative expenses costs decreased 13% to approximately $3.4 million in the second quarter of 2011 and decreased 28% to approximately $6.3 million in the first six months of 2011 from the comparable periods in 2010. Excluding share-based compensation expense, general and administrative expenses increased 4% to approximately $2.6 million in the second quarter of 2011 and decreased 12% to approximately $4.6 million in the first six months of 2011 from the comparable periods in 2010. The three and six-month periods ended June 30, 2011 reflect decreased personnel costs compared to the comparable periods in 2010 due to headcount reductions in 2010. However, this is offset by increased legal fees in connection with the proposed merger of approximately $0.6 million in the second quarter of 2011 compared to the second quarter of 2010. Share-based compensation expense decreased 44% to approximately $0.8 million in the second quarter of 2011 and decreased 51% to approximately $1.7 million from the comparable periods in 2010, primarily as a result of the higher expense recognized in the six months of 2010 for accelerated vesting of RSUs in connection with our February 2010 and April 2010 restructurings and for accelerated vesting of stock options held by certain officers based on overall achievement of 2009 corporate goals, offset by RSUs awarded in the first quarter of 2011 as incentives for future performance.

Other Operating Expense

	Six Months Ended June 30,
	2011	2010	% Change
	($ in thousands)
Restructuring	$0	$1,626	-100%

2010 Restructurings. In February 2010, we restructured our operations to conserve resources and support our registration and partnering strategies, followed by another reduction in workforce headcount in April 2010. Through these two restructuring steps, our headcount was reduced from 50 to 12 employees. In connection with these two restructurings, in the first quarter of 2010 we recorded charges of approximately $1.1 million and $0.5 million, respectively, consisting of one-time employee termination benefits. As a consequence of the February restructuring, approximately 130,000 RSUs, held by the terminated employees, became fully vested in accordance with the terms of the underlying RSU agreements and converted to common stock on a one-for-one basis in February 2010. We recognized approximately $0.2 million in share-based compensation expense in the first quarter of 2010 related to the accelerated vesting of these RSUs resulting from this restructuring. As a consequence of the April restructuring, approximately 965,000 RSUs, held by the terminated employees, became fully vested in accordance with the terms of the underlying RSU agreements and converted to common stock on a one-for-one basis in the second quarter of 2010. We recognized approximately $1.0 million in share-based compensation expense in the first quarter of 2010 related to the accelerated vesting of these RSUs resulting from this restructuring.

Other Income and Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% Change	2011	2010	% Change
	($ in thousands)			($ in thousands)
Interest expense	$(23)	$(594)	-96%	$(47)	$(1,228)	-96%
Interest income and other, net	3	24	-88%	13	85	-85%

Total	$(20)	$(570)	-96%	$(34)	$(1,143)	-97%

Interest expense decreased 96% to approximately $23,000 in the second quarter of 2011 and decreased 96% to approximately $47,000 in the six months ended June 30, 2011 from the comparable periods in 2010. The decreases in interest expense are primarily due to the payoff of our secured loan facility in December 2010. Interest income and other, net decreased 88% to approximately $3,000 in the second quarter of 2011 and decreased 85% to approximately $13,000 in the six months ended June 30, 2011 from the comparable periods in 2010. The decreases are primarily due to decreased balances in and lower average yields from our investment securities portfolio.

Liquidity and Capital Resources

	June 30, 2011	December 31, 2010
	($ in thousands)
Cash, cash equivalents and investment securities	$3,692	$4,330
Working capital	2,107	3,601
Shareholders’ equity	6,284	8,453

	Six Months Ended June 30,
	2011	2010
	($ in thousands)
Cash provided by (used in):
Operating activities	$(3,703)	$(15,359)
Investing activities	3,023	8,159
Financing activities	3,088	1,463

We have historically experienced recurring operating losses and negative cash flows from operations. Cash and cash equivalents, net of restricted cash of approximately $0.2 million, totaled approximately $3.7 million at June 30, 2011. As of June 30, 2011, we had working capital of approximately $2.1 million, an accumulated deficit of approximately $446.1 million and total shareholders’ equity of approximately $6.3 million. We have historically maintained our financial position through strategic management of our resources, including the sale of equity securities, borrowings under debt instruments, technology licensing, and collaborative agreements. We invest excess cash in investment securities that will be used to fund future operating costs. Cash used for operating activities for the six months ended June 30, 2011 totaled approximately $3.7 million.

Capital Resources

Equity Financings. On December 20, 2010, we entered into an equity line of credit facility with Small Cap Biotech Value, Ltd., or Small Cap Biotech, pursuant to which Small Cap Biotech committed to purchase from us up to $10.0 million worth of shares of our registered common stock, subject to a maximum aggregate limit of approximately 9.4 million common shares. The facility provided that we could, from time to time, at our sole discretion, present Small Cap Biotech with draw down notices to purchase our common stock at a price equal to the daily volume weighted average price of our common stock on each day during the draw down period on which shares were purchased, less a discount ranging between 6% and 7%. On February 9, 2011, we completed a draw down and sale to Small Cap Biotech of approximately 4.9 million shares of our common stock, at a price of approximately $0.39 per share, for net proceeds of approximately $1.7 million. On February 25, 2011, we completed a second draw down and sale to Small Cap Biotech of approximately 4.5 million common shares, at a price of approximately $0.34 per share, for net proceeds of approximately $1.5 million. With the closing of the second draw down, we had sold all of the 9.4 million common shares available for issuance under the equity line, and the facility, by its terms, automatically terminated on that date. We are using the net proceeds of these draw downs for working capital and other general corporate purposes.

On February 23, 2010, we entered into an equity line of credit facility with Commerce Court Small Cap Value Fund, Ltd., or Commerce Court. On March 15, 2010, we completed a draw down and sale to Commerce Court of approximately 4.2 million shares of our common stock, at a price of approximately $1.49 per share, for net proceeds of approximately $6.1 million. We are using the proceeds of this draw down to fund our efforts to develop registration strategies and explore partnering and other strategic relationships to support the continued development of picoplatin in small cell lung, colorectal, prostate and ovarian cancers. We and Commerce Court, by mutual agreement, terminated this facility immediately prior to our entry into the equity line with Small Cap Biotech on December 20, 2010.

Bay City Capital Loan Commitment. Concurrent with execution of the merger agreement with Allozyne, Bay City Capital LLC, or BCC, a related party, executed a binding commitment to loan us $2.4 million, on a nonrecourse basis, prior to the closing of the merger. We refer to this as the BCC Loan. Two of our directors, Fred B. Craves, Ph.D. and Carl S. Goldfischer M.D., are managing directors and managers of BCC and its affiliates. Michael S. Perry, D.V.M., Ph.D., our President and Chief Medical Officer, is a venture partner of BCC. Our receipt of the loan funds is a condition to Allozyne’s obligation to effect the merger, and the BCC Loan will continue as an obligation of the combined company following closing of the merger. We intend to use the loan proceeds to satisfy employee severance, change of control and other related employee obligations arising in connection with the Allozyne merger, which are expected to total approximately $2.4 million. We paid BCC a commitment fee of $50,000 in connection with BCC’s delivery of its binding commitment on June 22, 2011. The commitment fee is recorded as an issuance cost and will be amortized over the term of the loan.

The terms of the BCC Loan will be as set forth in a loan and security agreement and related instruments, or the Loan Documents, agreed upon by us and BCC at the time of delivery of the loan commitment. Under the loan and security agreement, BCC will lend us $2.4 million, against our issuance of a secured non-recourse promissory note. The BCC Loan will accrue interest at the rate of 18% per annum, with the principal amount of the BCC Loan, all accrued interest and all other amounts payable under the Loan Documents due and payable in full within one year after the date of the BCC Loan. Repayment and performance of the BCC Loan will be secured by a first priority exclusive security interest in our trademarks, patents and agreements related to picoplatin, or the Collateral.

Upon the occurrence and continuation of any event of default under the Loan Documents, BCC will have the right, without notice or demand, to any or all of the following:

•	declare all obligations under the Loan Documents immediately due and payable;

•	take possession of the Collateral and take any action that BCC considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral; or

•	exercise all rights and remedies available to BCC under the Loan Documents or at law or equity.

In addition, BCC may during any event of default require us (or the combined company) to:

•	seek any consent required to transfer or assign all or part of the Collateral to BCC or its designee;

•	grant to BCC or its designee an exclusive license or sublicense to all or part of the Collateral; and

•	assign to BCC any investigational new drug application or other regulatory approval pertaining to the Collateral, to the extent assignable.

Any of the following would be deemed “event of default” under Loan Documents:

•	the failure to pay the principal amount of the BCC Loan and all accrued interest in full on the maturity date;

•	any breach of any term, covenant, condition or agreement contained in the Loan Documents;

•	the material inaccuracy of any representation or warranty made in the Loan Documents;

•	the occurrence of a change of control of the combined company without the prior written consent of BCC;

•	the failure to create a valid and perfected first priority security interest in any Collateral; and

•	any bankruptcy or insolvency proceedings of us (or the combined company).

The loan and security agreement provides that BCC will not enter into, and will require that any transferee or licensee of any interest in the Collateral not enter into, any agreement or arrangement with Heraeus or its affiliates for the supply of picoplatin active pharmaceutical ingredient, or API, without assuming our obligation to repay the costs to Heraeus for the purchase and set-up of dedicated equipment under the picoplatin API commercial supply agreement between us and Heraeus. This obligation is described below under the heading “Operating Agreements”.

During the time that any obligations under the Loan Documents are outstanding, we will agree not to take the following actions without first obtaining the written consent of BCC:

•

create, incur or allow any mortgage, lien, pledge, security interest or other encumbrance on any Collateral or permit any Collateral not to be subject to the first priority security interest granted under the Loan Documents;

•

transfer or otherwise assign, pledge, license, or encumber, or enter into any agreement (except with or in favor of BCC) that directly or indirectly prohibits or has the effect of prohibiting BCC from selling, transferring, assigning, pledging, or encumbering any of the intellectual property included in the Collateral;

•

file a petition for bankruptcy or permit or suffer any receiver, trustee or assignee for the benefit of creditors, or any other custodian to be appointed to take possession of all or any of the our assets;

•

change our state of organization, location of our chief executive office/chief place of business or remove its books and records from the location specified in the Loan Documents, or change its name, identity or structure to such an extent that any financing statement filed in connection with the Loan Documents would become ineffective or seriously misleading, except that we may change our name to “Allozyne, Inc.” upon closing of the merger;

•

take any action which could reasonably be expected to result in a material alteration or impairment of any of the assigned agreements included in the Collateral or of the Loan Documents which is materially adverse to the interests of BCC; and

•	deliver any notice of termination or terminate any of the assigned agreements included in the Collateral.

GE Business Financial Services, Inc. and Silicon Valley Bank Loan Agreement. In September 2008, we borrowed approximately $20.0 million of additional net cash proceeds under an amended and restated loan facility with GE Business Financial Services, Inc. and Silicon Valley Bank for an aggregate total principal amount of $27.6 million. The advances under the loan facility were repayable over 42 months, commencing on October 1, 2008. Interest on the advances was fixed at 7.8% per annum. Final loan payments in the amounts of $1.1 million and $0.9 million were due upon maturity or earlier repayment of the loan advances. All final payment amounts were accreted to the note payable balance over the term of the loan facility using the effective interest rate method and reflected as additional interest expense. The loan facility was secured by a first lien on all of our non-intellectual property assets.

On December 20, 2010, we voluntarily prepaid the $12.4 million aggregate principal, interest and fees due under the loan facility. The payoff amount reflects approximately $9.9 million of aggregate outstanding principal and accrued but unpaid interest as of December 20, 2010, approximately $0.5 million remaining interest due to be paid in the future, and a final payment of approximately $2.0 million. We recorded a loss on extinguishment of debt of approximately $1.2 million in the fourth quarter of 2010 in connection with the prepayment of the loan facility. The prepayment discharged our material liabilities and obligations under the loan facility, and the loan facility, including the security interests of the lenders, terminated on the prepayment date.

Operating Agreements. We entered into clinical supply agreements with Heraeus and Baxter Oncology GmbH, or Baxter, pursuant to which they produce picoplatin API and finished drug product, respectively, for our clinical trials. The API clinical supply agreement with Heraeus continues in effect until terminated by mutual agreement of the parties or by either party in accordance with its terms. Manufacturing services under the Heraeus clinical supply agreement are provided on a purchase order, fixed-fee basis. Our finished drug product clinical supply agreement with Baxter had an initial term ending December 31, 2009, with two one-year renewal options. In December 2009, we exercised our first renewal option, extending the term to December 31, 2010. We did not exercise our second renewal option, and the agreement terminated on December 31, 2010. The total aggregate cost during the three and six-month periods ended June 30, 2011 attributable to follow-on activities for clinical supplies of picoplatin API and finished drug product produced in prior periods were approximately $10,000 and $157,000, respectively. We did not have any purchase commitments under these agreements and did not incur any penalty or other costs as a result of our election not to renew the Baxter agreement.

We entered into a picoplatin API commercial supply agreement with Heraeus in March 2008 and a finished drug product commercial supply agreement with Baxter in November 2008. Under these agreements, Heraeus and Baxter will produce picoplatin API and finished drug product, respectively, for commercial use. Manufacturing services are provided on a purchase order, fixed-fee basis, subject to certain purchase price adjustments and minimum quantity requirements. The API commercial supply agreement continues for an initial term ending December 31, 2013, and the finished drug product commercial supply agreement continues for an initial term ending November 22, 2013, in each case subject to extension. We are required to repay Heraeus for the purchase and set-up of dedicated manufacturing equipment costing approximately $1.5 million in the form of a surcharge on an agreed upon amount of the picoplatin API ordered and delivered on or before December 31, 2013. If we order and take delivery of less than the agreed upon amount of picoplatin API through December 31, 2013, we will be obligated to pay the balance of the equipment cost as of that date. Heraeus completed construction of the equipment as of December 31, 2009. We determined that the equipment should be accounted for as a capital lease and, accordingly, recognized an asset and long-term obligation for the equipment of approximately $1.5 million, respectively. We will reflect the surcharge payments as reductions in the capital lease balance outstanding and will accrete a finance charge to interest expense as specified under the agreement. The balance of the obligation at June 30, 2011, was approximately $1.6 million, including accreted interest of approximately $0.1 million. Due to the delay in our plans for the commercialization of picoplatin, which we do not anticipate will occur before 2014, if at all, we determined that our capital lease asset for equipment under the Heraeus agreement was impaired as of December 31, 2009, and, therefore, recognized an impairment charge of $1.5 million in 2009. We do not have any purchase commitments under these agreements.

On February 12, 2010, we entered into a sublease agreement with Veracyte, Inc., pursuant to which Veracyte leased from us, effective March 1, 2010, approximately 11,000 square feet of our 17,045 square feet of our former executive office space located at 7000 Shoreline Court, South San Francisco, California. Base sublease rental income for this space was $17,600 per month. In September 2010, the subleased space expanded to encompass the entire 17,045 square feet of our former executive office space. Base sublease rental income on this space is $28,124 per month until expiration of the sublease on July 10, 2011, at which time Veracyte began leasing the entire space directly from the landlord. Additional rent under the sublease was payable monthly to us by Veracyte, based on Veracyte’s share of operating expenses attributable to the subleased space. We saved approximately $0.7 million in aggregate rental and operating expenses over the term of the sublease.

During the three and six-month periods ended June 30, 2011, total rent (also equal to total aggregate minimum lease payments) was approximately $38,000 and $76,000, respectively, under the operating leases for our San Francisco and Seattle facilities. As discussed above, on September 1, 2010, we sublet all of our former executive office space in South San Francisco to Veracyte. On September 15, 2010, we relocated our executive offices to 750 Battery Street, Suite 330, San Francisco, where we occupy approximately 1,500 square feet of office space under a one-year cost sharing agreement with VIA Pharmaceuticals, Inc., cancelable upon 30 days prior notice. Monthly costs and shared expenses payable by us under this arrangement are approximately $5,200. In November 2010, we relocated our Seattle office to approximately 3,800 square feet of leased space located at 300 Elliott Avenue West, Suite 530. Under the Seattle lease agreement, we pay base rent and shared costs of approximately $7,300 per month. The Seattle lease has a one-year term that is cancelable upon 30 days prior notice and may be renewed for an additional term of three years. We and the landlord mutually agreed to terminate our prior Seattle office lease, without penalty, effective November 24, 2010.

Potential Milestone and Royalty Obligations. If we are successful in our efforts to commercialize picoplatin, we would, under our amended license agreement with Sanofi (successor to Genzyme Corporation (successor to

AnorMED, Inc.)), be required to pay Sanofi up to $5.0 million in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin. Sanofi also would be entitled to royalty payments of up to 9% of annual net sales of picoplatin related products.

Additional Capital Requirements. We will require substantial additional capital to support our future operations and the continued development of picoplatin. We may not be able to obtain required additional capital and/or enter into strategic transactions on a timely basis, on terms that ultimately prove favorable to us, or at all. Conditions in the capital markets in general, and in the life science capital markets specifically, may affect our potential financing sources and opportunities for strategic transactions. Uncertainty about current global conditions and the current financial uncertainties affecting capital and credit markets may make it particularly difficult for us to obtain capital market financing or credit on favorable terms, if at all, or to attract potential partners or enter into other strategic relationships. In addition, we have no assurance that any strategic transaction or financing would, once identified, be approved by our shareholders, if approval is required. We anticipate that any such transaction would be time-consuming and may require us to incur significant additional costs, even if not completed. Our current financial condition may make securing additional capital extremely difficult. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

We believe that our current cash resources and cash equivalents will be adequate to continue operations at substantially their current level through the third quarter of 2011. Our operating budget, however, does not include additional costs associated with the proposed merger with Allozyne or, if we are unable to complete the proposed merger, the costs of a liquidation and winding up the company. These costs may be substantial and include costs incurred in connection with the proposed merger, estimated to total approximately $1.6 million in addition to severance and accrued vacation expense, accelerated payments due under existing contracts, and legal, accounting and/or advisory fees. We can provide no assurance that we will have sufficient cash to cover these additional costs.

The amount of additional capital we will require in the future will depend on a number of factors, including:

•	our success in implementing the proposed merger with Allozyne and the costs and timing of such transaction;

•	the extent of our success in seeking a partnering and other strategic collaborations to support our current picoplatin program and the terms, costs and timing of any such arrangements;

•	if the merger with Allozyne is not consummated, the costs associated with the dissolution and winding up of the company;

•	the cost, timing and outcomes of any future picoplatin clinical studies and regulatory approvals;

•	the availability and cost of picoplatin API and finished drug product;

•	the timing and amount of any milestone or other payments we may receive from or be obligated to pay to potential collaborators and other third parties;

•	our degree of success in commercializing picoplatin;

•	the emergence of competing technologies and products, and other adverse market developments;

•	the acquisition or in-licensing of other products or intellectual property; and

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

If the merger with Allozyne is not completed, our board of directors will be required to explore alternatives for our business and assets. These alternatives might include raising capital, seeking to merge or combine with another company, seeking dissolution and liquidation, or initiating bankruptcy proceedings. Although we may try to pursue an alternative transaction and would seek to continue our current efforts to enter into a partnership or other strategic collaboration to support the continued development of picoplatin, we likely will have very limited cash resources and, unless we raise additional capital, likely will be forced to file for federal bankruptcy protection.

Our condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a reasonable period following the date of such financial statements. These statements do not include any adjustments that might result from the outcome of this uncertainty. The report of our independent registered public accountants issued in connection with our annual report on Form 10-K for the year ended December 31, 2010 contains a statement expressing substantial doubt regarding our ability to continue as a going concern.

NASDAQ Capital Market Listing. On July 20, 2010, we received a letter from the NASDAQ Listing Qualifications Staff, or the Staff, stating that the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days and that we were not in compliance with the minimum bid price requirement for listing on The NASDAQ Global Market. We were provided an initial period of 180 calendar days, or until January 18, 2011, to regain compliance. We transferred the listing of our common stock to The NASDAQ Capital Market on December 17, 2010, at which time we were afforded the remainder of the initial compliance period. On January 19, 2011, we received a letter from the Staff notifying us that we have been granted an additional 180 calendar day period, or until July 18, 2011, to regain compliance with the minimum bid price requirement. The additional time period was granted based on our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and our written notice to NASDAQ of our intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least ten consecutive business days during the additional time period. NASDAQ may, in its discretion, require our common stock to maintain a closing bid price of at least $1.00 for a period in excess of ten consecutive trading days, but generally no more than 20 consecutive business days, before determining that we have demonstrated an ability to maintain long-term compliance.

On June 9, 2011, after election of directors and ratification of auditors, we adjourned our 2011 annual meeting of shareholders to July 8, 2011 and further adjourned to July 22, 2011, to solicit additional proxies to vote in favor of a proposal to authorize our board of directors to, on or before August 1, 2011, implement a reverse stock split of our outstanding common stock at a ratio between 1-for-15 and 1-for-25, with the exact ratio to be set by the board in its discretion. The purpose of the reverse stock split proposal was to facilitate our efforts to regain compliance with The NASDAQ Capital Market minimum bid price requirement. We adjourned our reconvened annual meeting of shareholders on July 22, 2011, with an insufficient number of votes to approve the reverse stock split proposal. Although 91.6% of the shareholders who voted at the annual meeting voted in favor of the reverse stock split proposal, those shareholders held only 49.2% of our common stock outstanding and entitled to vote. A majority (50%, plus one share) of the Company’s common stock outstanding and entitled to vote was required to approve the reverse stock split proposal.

On July 19, 2011, we received a letter from the Staff advising that we have not regained compliance with the $1.00 per share minimum bid price requirement of NASDAQ Listing Rule 5550(a)(2) and, unless we requested an appeal of this determination, our common stock would be delisted from The NASDAQ Capital Market. On August 25, 2011, representatives of Poniard attended an oral hearing before the NASDAQ Hearings Panel, or the Panel. At the Panel hearing, we presented a plan to regain compliance with the minimum bid price requirement by undertaking a reverse stock split of our outstanding common stock, at a minimum exchange ratio of 1-for-40, in connection with the proposed merger with Allozyne and requested that the Panel exercise its discretionary authority to grant to us an additional period of time until December 31, 2011 to implement such plan. Our common stock will remain listed on The NASDAQ Capital Market pending a decision by the Panel. We will seek shareholder approval of the proposed reverse stock split at a special meeting of Company shareholders to be held in connection with the merger. A detailed description of the reverse stock split proposal and other matters to be voted on at the special meeting will be included in a definitive proxy statement/prospectus/consent solicitation that will be mailed to Company and Allozyne shareholders. There can be no assurance that our plan of compliance will be accepted by the Panel and, if accepted, that the Panel will grant the full extension period requested. Further, we cannot assure you that the proposed reverse stock split will be successfully implemented or that we will in the future continue to meet the $2.5 million shareholders’ equity and other requirements for continued listing on The NASDAQ Capital Market.

Results of Operations

Years Ended December 31, 2010 and 2009

Research and Development

Research and development expenses decreased 69% to approximately $8.0 million during 2010 compared to 2009. The significant decrease in our research and development expenses during 2010 is primarily a result of the wind down and completion of our picoplatin clinical trials in 2009 and 2010. Our research and development expenses are summarized as follows:

	($ in thousands)		Annual Percentage Change
	2010	2009
Research	$—	$764	-100%
Contract manufacturing	1,122	5,638	-80%
Clinical	4,346	16,999	-74%
Share-based compensation	2,507	2,338	7%

Total	$7,975	$25,739	-69%

Research expenses include, among other things, personnel, occupancy and external laboratory expenses associated with the discovery and identification of new therapeutic agents for the treatment of cancer. Research expenses also include research activities associated with our picoplatin product candidate, including formulation and in vitro and in vivo studies. Research expenses decreased to zero in 2010 from $0.8 million in 2009 due to the discontinuation of our research operations effective March 31, 2009.

Contract manufacturing expenses include personnel and occupancy expenses and external contract manufacturing costs for the scale up and manufacturing of drug product for use in our clinical trials, in addition to drug product stability and toxicology studies. Contract manufacturing costs decreased 80% to $1.1 million in 2010. This decrease is primarily due to the absence of drug production in 2010, in comparison to the high volume of drug production in 2009 in preparation for anticipated commercialization activities, and to reduced drug product stability testing and analysis activity in 2010 compared to 2009. No drug product was manufactured in 2010, and we currently do not anticipate the manufacture of any picoplatin drug product during 2011.

Clinical expenses include personnel expenses, travel, occupancy costs and external clinical trial costs, including clinical research organization charges, principal investigator fees, clinical site expenses and regulatory activities associated with conducting human clinical trials. Clinical expenses also include quality control and assurance activities, such as storage and shipment services for our picoplatin drug product. Clinical costs decreased 74% to $4.3 million in 2010, primarily due to the wind down and completion of our clinical trials, with no new clinical trials initiated in 2010.

Share-based compensation expenses reflect the non-cash charge recognized in accordance with the accounting rules for share-based compensation under which the fair value of all employee and non-employee share-based payments is charged to expense over the vesting period of the share-based awards. Share-based compensation expense increased 7% to approximately $2.5 million for the year ended December 31, 2010 from the comparable period in 2009, primarily due to the recognition of expense in the first quarter of 2010 for accelerated vesting of stock options held by certain officers based on the overall achievement of corporate goals in 2009, accelerated vesting of RSUs held by employees terminated in connection with our February 2010 and April 2010 restructuring activities, and awards of RSUs granted in February 2010 as incentives for performance in 2010, offset by vesting in the fourth quarter of 2009 of incentive RSUs granted in July 2009.

As of December 31, 2010, we have incurred total external costs of approximately $77.2 million in connection with our picoplatin clinical program, including our completed Phase 3 trial in small cell lung cancer and our completed Phase 2 trials in colorectal and prostate cancers. Material cash inflows relating to the commercialization of picoplatin will not commence unless and until we complete required clinical studies and obtain FDA and other required regulatory approvals, and then only if picoplatin finds acceptance in the marketplace. To date, we have not received any revenues from sales of picoplatin.

Recap of Development and Clinical Program Costs. Our research and development administrative overhead costs, consisting of rent, utilities, consulting fees and other various overhead costs, are included in total research and development expense for each period, but are not allocated to our picoplatin program. Also, our total research and development costs include the costs of various research efforts that support our trial activities and may also be directed toward the identification and evaluation of future product candidates. These other research projects are not considered major projects. We implemented a restructuring on March 31, 2009, which resulted in the discontinuation of our preclinical research operations. Our total research and development costs are summarized below:

	($ in thousands)		Annual Percentage Change
	2010	2009
Picoplatin	$3,823	$20,737	-82%
Other unallocated costs and overhead	1,645	2,664	-38%
Share-based compensation	2,507	2,338	7%

Total	$7,975	$25,739	-69%

Our external costs for picoplatin for 2010 and 2009 reflect costs associated with our various picoplatin clinical studies and the manufacture and development of drug product to support our clinical trials. We expect our external costs for picoplatin to continue to decline in 2011, reflecting reduced costs due to completion of our small cell lung, colorectal and prostate cancer trials and oral picoplatin study.

At this time, due to the risks inherent in our business and given the stage of development of picoplatin, we are unable to estimate with any certainty the costs we will incur in support of picoplatin. Clinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast with any degree of certainty when or whether picoplatin will be subject to a collaboration or other strategic arrangement, the nature and terms of any such arrangement, and the extent to which such arrangement would impact our current operations and capital requirements. We are not conducting any significant picoplatin development activities while we explore our strategic alternatives.

The process of developing and obtaining FDA approval of products is costly and time consuming. Development activities and clinical trials can take years to complete, and failure can occur at any time during the development and clinical trial process. In addition, the results from earlier clinical trials may not be predictive of results of subsequent and larger clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy, despite having progressed successfully through initial clinical testing. Although we seek to mitigate these risks, the successful development of picoplatin is highly uncertain. Further, even if picoplatin is approved for sale, it may not be successfully commercialized and, therefore, future revenues may not materialize.

If we fail to complete the development of picoplatin in a timely manner, our operations, financial position and liquidity could be severely impaired. However, we are not conducting any significant picoplatin development activities while we explore our strategic alternatives. A further discussion of the risk and uncertainties associated with completing our picoplatin development program on schedule, or at all, and the consequences of failing to do so are discussed under the heading “Risk Factors.”

General and Administrative

	($ in thousands)		Annual Percentage Change
	2010	2009
General and administrative	$10,738	$9,743	10%
Share-based compensation	6,402	4,955	29%

Total	$17,140	$14,698	17%

Total general and administrative expenses increased 17% to approximately $17.1 million in 2010 compared to 2009. Excluding share-based compensation expense, general and administrative expenses increased 10% to approximately $10.7 million in 2010 compared to 2009, primarily due to increased accounting and legal fees of approximately $1.6 million associated with our evaluation of potential strategic alternatives, higher facilities and consulting costs of approximately $0.7 million, and a one-time credit of approximately $0.5 million for reimbursement of patent-related legal costs in the first quarter of 2009, partially offset by decreased personnel and patent-related legal costs of approximately $1.8 million in 2010. Share-based compensation expense increased 29% to approximately $6.4 million in 2010 compared to 2009. This increase is primarily due to the recognition of expense in the first quarter of 2010 for accelerated vesting of stock options held by certain officers based on the overall achievement of corporate goals in 2009, accelerated vesting of RSUs held by employees terminated in connection with our February 2010 and April 2010 restructuring activities, and awards of RSUs granted in February 2010 as incentives for performance in 2010, partially offset by vesting in the fourth quarter of 2009 of incentive RSUs granted in July 2009.

Other Operating Expenses

	($ in thousands)
	2010	2009
Restructuring	$1,626	$468
Loss on extinguishment of debt	1,217	—
Asset impairment loss	—	2,073

2010 Restructurings. On March 24, 2010, we announced a restructuring plan in connection with our decision to suspend our efforts to pursue an NDA for picoplatin in small cell lung cancer, resulting in a reduction of our workforce from 22 employees to 12 employees, effective April 30, 2010. In connection with this plan, we recorded a restructuring charge of approximately $0.5 million upon our commitment to the restructuring plan in the first quarter of 2010, consisting of one-time employee termination benefits, which were paid in their entirety as of January 31, 2011. As a consequence of the restructuring, approximately 965,000 RSUs, which were awarded in February 2010 and held by the terminated employees, became fully vested in accordance with the terms of the underlying RSU agreements. These RSUs converted to common stock on a one-for-one basis in the second quarter of 2010. We recognized approximately $1.5 million in share-based compensation expense, in both research and development and general and administrative expense, for the terminated employees during 2010 related to the accelerated vesting of these RSUs as a result of this restructuring.

On February 5, 2010, we implemented a restructuring plan to conserve our capital resources, resulting in a reduction of our workforce from 50 employees to 22 employees. We recorded restructuring charges of approximately $1.1 million in the first quarter of 2010, primarily consisting of one-time employee termination benefits. As a consequence of the restructuring, approximately 130,000 RSUs, which were awarded in July 2009 and held by the employees who were terminated, became fully vested in accordance with the terms of the underlying RSU agreements. These RSUs converted to common stock on a one-for-one basis in February 2010. We recognized approximately $0.2 million in share-based compensation expense in the first quarter of 2010, in both research and development and general and administrative expense, related to the accelerated vesting of these RSUs as a result of this restructuring.

2010 Loss on Extinguishment of Debt. In September 2008, we entered into an amended and restated secured loan facility with GE Business Financial Services, Inc. and Silicon Valley Bank in the aggregate principal amount of $27.6 million. On December 20, 2010, we voluntarily prepaid the $12.4 million aggregate principal, interest and fees due under the loan facility. The payoff amount reflects approximately $9.9 million of aggregate outstanding principal and accrued but unpaid interest as of December 20, 2010, approximately $0.5 million remaining interest due to be paid in the future and a final payment of approximately $2.0 million. We recorded a loss of $1.2 million in connection with the prepayment of the loan facility, which represents the excess of the payoff amount over our net carrying amount of the debt owed under the loan facility. The prepayment discharged our material liabilities and obligations under the loan facility, and the loan facility, including the security interests of the lenders, terminated on the prepayment date.

2009 Restructuring and Asset Impairments. On March 31, 2009, we implemented a strategic restructuring plan to refocus our cash resources on clinical and commercial development of picoplatin, which resulted in the discontinuation of our preclinical research operations and in the reduction of our workforce from 65 employees to 57 employees. This restructuring resulted in charges of approximately $0.5 million in the first quarter of 2009, consisting of approximately $0.3 million in severance charges and approximately $0.2 million in other expenses related to the closure of our lab facilities in South San Francisco, California.

In conjunction with the decision to discontinue our preclinical research operations during the quarter ended March 31, 2009, we recognized an asset impairment loss of approximately $0.6 million on certain facilities and equipment related to the lab in South San Francisco, California. The loss on the assets was determined based on estimates of potential sales values of used equipment. These impairment charges established new cost bases for the impaired assets, which are included in assets held for sale and reported in prepaid expenses and other assets on our consolidated balance sheet as of December 31, 2009. Additionally, during the quarter ended December 31, 2009, we recognized an impairment charge of approximately $1.5 million for our dedicated manufacturing equipment asset. The impairment charge was determined based on the delay in our plans for the commercialization of picoplatin, which we do not anticipate will occur before 2014, if at all.

Other Income and Expense

	($ in thousands)		Annual Percentage Change
	2010	2009
Interest expense	$(2,210)	$(3,143)	-30%
Interest income and other, net	117	406	-71%

Total	$(2,093)	$(2,737)	-24%

Interest expense decreased 30% to approximately $2.2 million in 2010 compared to 2009. The decrease in interest expense was primarily due to reduced borrowings between periods. Interest income and other, net decreased 71% to approximately $0.1 million in 2010 compared to 2009. The decrease is primarily due to lower balances in and lower average yields from our investment securities portfolio.

Liquidity and Capital Resources

	December 31,
	2010	2009
	($ in thousands)
Cash, cash equivalents and investment securities	$4,330	$43,389
Working capital	3,601	27,369
Shareholders’ equity	8,453	23,644

	Years Ended December 31,
	2010	2009
	($ in thousands)
Cash provided by (used in):
Operating activities	$(24,276)	$(35,491)
Investing activities	24,025	1,160
Financing activities	(14,403)	6,125

We have historically experienced recurring operating losses and negative cash flows from operations. Cash, cash equivalents and investment securities, net of restricted cash of approximately $0.2 million, totaled $4.3 million at December 31, 2010. As of December 31, 2010, we had net working capital of $3.6 million, an accumulated deficit of $438.9 million and total shareholders’ equity of $8.5 million. We anticipate that we will continue to incur significant losses for the foreseeable future. We have historically maintained our financial position through strategic management of our resources, including, the sale of equity securities, borrowings under debt instruments, technology licensing, and collaborative agreements. We invest excess cash in investment securities that will be used to fund future operating costs. Cash used for operating activities for the year ended December 31, 2010 totaled $24.3 million.

Capital Resources

Equity Financings. On December 20, 2010, we entered into an equity line of credit facility with Small Cap Biotech Value, Ltd., or Small Cap Biotech, pursuant to which Small Cap Biotech committed to purchase from us up to $10.0 million worth of shares of our registered common stock, subject to a maximum aggregate limit of 9.4 million common shares. The facility provided that we could, from time to time, at our sole discretion, present Small Cap Biotech Value with draw down notices to purchase our common stock at a price equal to the daily volume weighted average price of our common stock on each day during the draw down period on which shares were purchased, less a discount ranging between 6% and 7%. On February 9, 2011, we completed a draw down and sale to Small Cap Biotech of approximately 4.9 million shares of our common stock, at a price of approximately $0.39 per share, for net proceeds of approximately $1.8 million. On February 25, 2011, we completed a second draw down and sale to Small Cap Biotech of approximately 4.5 million common shares, at a price of approximately $0.34 per share, for net proceeds of approximately $1.5 million. With the closing of the second draw down, we had sold all of the 9.4 million common shares available for issuance under the equity line, and the facility, by its terms, automatically terminated on that date. We are using the net proceeds of these draw downs for working capital and other general corporate purposes.

On February 23, 2010, we entered into an equity line of credit facility with Commerce Court Small Cap Value Fund, Ltd., or Commerce Court. On March 15, 2010, we completed a draw down and sale to Commerce Court of approximately 4.2 million shares of our common stock, at a price of approximately $1.49 per share, for net proceeds of approximately $6.1 million. We are using the proceeds of this draw down to fund our efforts to develop registration strategies and explore partnering and other strategic relationships to support the continued development of picoplatin in small cell lung, colorectal, prostate and ovarian cancers. We and Commerce Court, by mutual agreement, terminated this facility immediately prior to our entry into the equity line with Small Cap Biotech on December 20, 2010.

During 2009, we sold an aggregate of approximately 7.0 million shares of our common stock to Azimuth Opportunity Ltd., or Azimuth, pursuant to two draw downs under an equity line of credit facility with Azimuth. In the first draw down on November 23, 2009, we sold approximately 3.5 million common shares to Azimuth at a purchase price of approximately $2.15 per share. We sold Azimuth approximately 3.5 million common shares for approximately $1.87 per share in the second draw down on December 22, 2009. The equity facility terminated by its terms on December 22, 2009. We received aggregate net proceeds from the draw downs of approximately $13.7 million. The proceeds of the draw downs under the Azimuth facility are being used for general corporate purposes, including working capital.

Secured Loan Facility. In September 2008, we borrowed approximately $20.0 million of additional net cash proceeds under an amended and restated loan facility with GE Business Financial Services, Inc. and Silicon Valley Bank for an aggregate total principal amount of $27.6 million. The advances under the loan facility were repayable over 42 months, commencing on October 1, 2008. Interest on the advances was fixed at 7.8% per annum. Final loan payments in the amounts of $1.1 million and $0.9 million were due upon maturity or earlier repayment of the loan advances. All final payment amounts were accreted to the note payable balance over the term of the loan facility using the effective interest rate method and reflected as additional interest expense. The loan facility was secured by a first lien on all of our non-intellectual property assets.

On December 20, 2010, we voluntarily prepaid the $12.4 million aggregate principal, interest and fees due under the loan facility. The payoff amount reflects approximately $9.9 million of aggregate outstanding principal and accrued but unpaid interest as of December 20, 2010, approximately $0.5 million remaining interest due to be paid in the future, and a final payment of approximately $2.0 million. The prepayment discharged our material liabilities and obligations under the loan facility, and the loan facility, including the security interests of the lenders, terminated on the prepayment date.

Operating Agreements. On February 12, 2010, we entered into a sublease agreement with Veracyte, Inc., pursuant to which Veracyte leased from us, effective March 1, 2010, approximately 11,000 square feet of our 17,045 square feet of our former executive office space located at 7000 Shoreline Court, South San Francisco, California. Base sublease rental income for this space was $17,600 per month. In September 2010, the subleased space expanded to encompass the entire 17,045 square feet of our former executive office space. Base sublease rental income on this space is $28,124 per month until expiration of the sublease on July 10, 2011, at which time Veracyte will lease the entire space directly from the landlord. Additional rent under the sublease will be payable monthly to us by Veracyte, based on Veracyte’s share of operating expenses attributable to the subleased space. We expect to save approximately $0.7 million in aggregate rental and operating expenses over the term of the sublease.

We entered into clinical supply agreements with W. C. Heraeus GmbH, or Heraeus, and Baxter Oncology GmbH, or Baxter, pursuant to which they produced picoplatin active pharmaceutical ingredient, or API, and finished drug product, respectively, for our clinical trials. The API clinical supply agreement with Heraeus continues in effect until terminated by mutual agreement of the parties or by either party in accordance with its terms. Manufacturing services under the Heraeus clinical supply agreement are provided on a purchase order, fixed-fee basis. Our finished drug product clinical supply agreement with Baxter had an initial term ending December 31, 2009, with two one-year renewal options. In December 2009, we exercised our first renewal option, extending the term to December 31, 2010. We did not exercise our second renewal option, and the agreement terminated on December 31, 2010. The total aggregate cost during the year ended December 31, 2010 attributable to follow-on activities for clinical supplies of picoplatin API and finished drug product produced in prior periods was approximately $0.4 million. We did not have any purchase commitments under these agreements and did not incur any penalty or other costs as a result of our election not to renew the Baxter agreement.

We entered into a picoplatin API commercial supply agreement with Heraeus in March 2008 and a finished drug product commercial supply agreement with Baxter in November 2008. Under these agreements, Heraeus and Baxter will produce picoplatin API and finished drug product, respectively, for commercial use. Manufacturing services are provided on a purchase order, fixed-fee basis, subject to certain purchase price adjustments and minimum quantity requirements. The API commercial supply agreement continues for an initial term ending December 31, 2013, and the finished drug product commercial supply agreement continues for an initial term ending November 22, 2013, in each case subject to extension. We are required to repay Heraeus for the purchase and set-up of dedicated manufacturing equipment costing approximately $1.5 million in the form of a surcharge on an agreed upon amount of the picoplatin API ordered and delivered on or before December 31, 2013. If we order and take delivery of less than the agreed upon amount of picoplatin API through December 31, 2013, we will be obligated to pay the balance of the equipment cost as of that date. Heraeus completed construction of the equipment as of December 31, 2009. We determined that the equipment should be accounted for as a capital lease and, accordingly, recognized an asset and long-term obligation for the equipment of approximately $1.5 million, respectively. We will reflect the surcharge payments as reductions in the capital lease balance outstanding and will accrete a finance charge to interest expense as specified under the agreement. The balance of the obligation at December 31, 2010, was approximately $1.6 million, including accreted interest of approximately $89,000. Due to the delay in our plans for the commercialization of picoplatin, which we do not anticipate will occur before 2014, if at all, we determined that our capital lease asset for equipment under the Heraeus agreement was impaired as of December 31, 2009, and, therefore, recognized an impairment charge of $1.5 million in 2009. We do not have any purchase commitments under these agreements.

During the year ended December 31, 2010, we paid total rent (base rent and additional rent based on our share of facility common operating expenses) of $1.3 million under the operating leases for our former South San Francisco, current San Francisco and Seattle facilities. Of this amount, $1.2 million represents total aggregate minimum lease payments under these leases. As discussed above, on September 1, 2010, we sublet all of our former executive office space in South San Francisco to Veracyte. On September 15, 2010, we relocated our executive offices to 750 Battery Street, Suite 330, San Francisco, where we occupy approximately 1,500 square feet of office space under a one-year cost sharing agreement with VIA Pharmaceuticals, Inc., cancelable upon 30 days prior notice. Monthly costs and shared expenses payable by us under this arrangement are approximately $5,200. In November 2010, we relocated our Seattle office to approximately 3,800 square feet of leased space located at 300 Elliot Avenue West, Suite 530. Under the Seattle lease agreement, we pay base rent and shared costs of approximately $7,300 per month. The Seattle lease has a one-year term that is cancelable upon 30 days prior notice and may be renewed for an additional term of three years. We and the landlord mutually agreed to terminate our prior Seattle office lease, without penalty, effective November 24, 2010.

Potential Milestone and Royalty Obligations. If we are successful in our efforts to commercialize picoplatin, we would, under our amended license agreement with Genzyme, be required to pay Genzyme up to $5.0 million in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin. Genzyme also would be entitled to royalty payments of up to 9% of annual net sales of picoplatin related products.

Additional Capital Requirements. Taking into account our projected operating results, we believe that our current cash, cash equivalents and investment securities balances, including the net proceeds of our February 2011 sales of common stock under the equity line of credit facility, will provide adequate resources to fund operations at least into the fourth quarter of 2011. However, given the uncertainties of outcomes from our strategic review process, there is no assurance that we can achieve our projected operating results.

We will require substantial additional capital to support our future operations and the continued development of picoplatin. We may not be able to obtain required additional capital and/or enter into strategic transactions on a timely basis, on terms that ultimately prove favorable to us, or at all. Conditions in the capital markets in general, and in the life science capital markets specifically, may affect our potential financing sources and opportunities for strategic transactions. Uncertainty about current global conditions and the current financial uncertainties affecting capital and credit markets may make it particularly difficult for us to obtain capital market financing or credit on favorable terms, if at all, or to attract potential partners or enter into other strategic relationships. Further, we have no assurance that any strategic transaction or financing would, once identified, be approved by our shareholders, if approval is required. We anticipate that any such transaction would be time-consuming and may require us to incur significant additional costs, even if not completed. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

We are seeking to address our liquidity needs by exploring strategic alternatives potentially available to us, including a merger with or acquisition by another company, the sale or licensing of our company assets, a partnership, or recapitalization of the company. In addition, we are continuously evaluating measures to reduce our costs and preserve additional capital. If we are unable to secure additional capital to fund working capital and capital expenditure requirements and/or complete a strategic transaction in a timely manner, we may be forced to explore liquidation alternatives, including seeking protection from creditors through the application of bankruptcy laws.

The amount of additional capital we will require in the future will depend on a number of factors, including:

•	the terms and timing of any collaboration, licensing and other strategic transactions that we may execute;

•	the extent of our success in optimizing the value of our current picoplatin program and other assets;

•	the cost, timing and outcomes of any future picoplatin clinical studies and regulatory approvals;

•	the size, complexity and cost of our remaining business assets;

•	the availability and cost of picoplatin API and finished drug product;

•	the timing and amount of any milestone or other payments we may receive from or be obligated to pay to potential collaborators and other third parties;

•	our degree of success in commercializing picoplatin;

•	the emergence of competing technologies and products, and other adverse market developments;

•	the acquisition or in-licensing of other products or intellectual property; and

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

Our consolidated financial statements for the year ended December 31, 2010 contained in this report have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a reasonable period following the date of such financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. The report of our independent registered public accountants issued as part of this report contains a statement expressing substantial doubt regarding our ability to continue as a going concern.

On July 20, 2010, we received a letter from NASDAQ stating that the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days and that we were not in compliance with the minimum bid price requirement for listing on The NASDAQ Global Market. We were provided an initial period of 180 calendar days, or until January 18, 2011, to regain compliance. We transferred the listing of our common stock to The NASDAQ Capital Market on December 17, 2010, at which time we were afforded the remainder of the initial compliance period. On January 19, 2011, we received a letter from NASDAQ notifying us that we have been granted an additional 180 calendar day period, or until July 18, 2011, to regain compliance with the minimum bid price requirement. The additional time period was granted based on our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and our written notice to NASDAQ of our intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least 10 consecutive business days during the additional time period. NASDAQ may, in its discretion, require our common stock to maintain a closing bid price of at least $1.00 for a period in excess of ten consecutive trading days, but generally no more than 20 consecutive business days, before determining that we have demonstrated an ability to maintain long-term compliance. If we do not demonstrate compliance by July 18, 2011, we will receive written notification from the NASDAQ Listing Qualifications Staff that our common stock will be delisted. At that time, we would have the right to appeal the determination to a NASDAQ Hearings Panel and provide a plan to regain compliance.

Contractual Obligations and Off-Balance Sheet Arrangements

At December 31, 2010, we had the following contractual obligations (in thousands):

	Payments due by period
	Total	Less than 1 year	1 - 3 years	More than 3 years
Contractual Obligations
Operating lease obligations:
S. San Francisco premises	$363	$359	$4	$—

	363	359	4	—
Capital Lease obligation (1)	1,574	—	1,574	—

Total	$1,937	$359	$1,578	$—

(1)	Amount in “Total” column includes total principal payment of $1,485.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates for the year ended December 31, 2010, are as follows, and have not materially changed since that period.

Impairment of Long-Lived and Intangible Assets

As of December 31, 2010, we had net facilities and equipment of approximately $49,000 and a net intangible asset of approximately $6.4 million, which represents capitalized payments for our picoplatin license. In accounting for these long-lived and intangible assets, we estimate the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on events or circumstances, such as changes in our business strategy and plans, a significant decrease in market value, a significant change in asset condition or a significant adverse change in regulatory climate. Specifically, the value of our picoplatin intangible asset could be impaired as a result of negative results of clinical trials or as a result of adverse decisions or rulings of regulatory bodies, such as the FDA. Application of the test for impairment requires significant judgment, taking into account potentially unfavorable factors, such as those mentioned above, that could adversely affect the carrying value of the asset.

In November 2009, we announced that our pivotal Phase 3 SPEAR trial of picoplatin in the second-line treatment of patients with small cell lung cancer did not meet its primary endpoint of overall survival. We considered this event to be a trigger for testing our picoplatin intangible asset for possible impairment; however, upon review of the expected future undiscounted net cash flows identifiable to the picoplatin license, we determined that the picoplatin intangible was recoverable and that no impairment occurred. We continue to believe that the picoplatin intangible is recoverable as of December 31, 2010.

In March 2009, we recognized an asset impairment loss of $0.6 million on certain facilities and equipment resulting from the discontinuation of our preclinical research operations. The loss on these assets was determined based on estimates of potential sales values of used equipment and other selling costs. Additionally, at December 31, 2009, we recognized an impairment charge of approximately $1.5 million for our dedicated manufacturing equipment asset. The impairment charge was determined based on the delay in our plans for the commercialization of picoplatin, which we do not anticipate will occur before 2014, if at all.

Stock Compensation

We account for share-based compensation arrangements in accordance with the Financial Accounting Standards Board, or FASB, accounting standards for equity instruments exchanged for services, which require the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values.

Stock Options

We use the Black-Scholes option pricing model to estimate the fair value of our stock options at the date of grant. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Our employee stock options, however, have characteristics significantly different from those of traded options. For example, employee stock options are generally subject to vesting restrictions and are generally not transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility, the expected life of an option and the number of awards ultimately expected to vest. Changes in subjective input assumptions can materially affect the fair value estimates of an option. Furthermore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by an employee. We use historical data, and other related information, as appropriate, to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of a grant. If actual results are not consistent with our assumptions and judgments used in estimating the key assumptions, we may be required to increase or decrease compensation expense, which could be material to our results of operations.

Restricted Stock Units (RSUs)

We award RSUs, which are exchangeable for our common shares upon vesting. We use the closing market price of our common stock on the award date to estimate the fair value of awarded RSUs. For RSUs that contain performance-based vesting or vesting based on the achievement of defined milestones, we use judgment to determine the probability of achievement of a milestone to determine whether compensation should be recognized. For RSUs with milestones probable of achievement, we estimate the probable date of achievement and recognize compensation over the resulting implied service period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF PONIARD

Poniard’s exposure to market rate risk for changes in interest rates relates primarily to the debt securities included in its investment portfolio. Poniard does not invest in any derivative financial instruments. Poniard invests in money market funds, debt instruments of the U.S. Government and its agencies and high-quality corporate issuers. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, Poniard’s future investment income may fall short of expectations due to changes in interest rates or Poniard may experience losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. At December 31, 2010, Poniard owned corporate debt securities totaling $3.0 million. Poniard’s exposure to losses as a result of interest rate changes is managed through investing primarily in securities with relatively short maturities of two years or less and in securities with variable interest rates. All corporate debt securities at December 31, 2010 have maturities less than one year. Poniard’s market rate risk at June 30, 2011 has not changed materially from those discussed above.

LEGAL MATTERS

The validity of the shares of Poniard common stock being offered hereby will be passed on by Perkins Coie LLP. Perkins Coie LLP and Fenwick & West LLP will also deliver opinions as to certain federal income tax consequences of the merger. See the section entitled “Material United States Federal Income Tax Consequences” in this proxy statement/prospectus/consent solicitation.

EXPERTS

The consolidated financial statements of Poniard Pharmaceuticals, Inc. at December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010, included in this proxy statement/prospectus/consent solicitation of Poniard Pharmaceuticals, Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Poniard’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Allozyne, Inc. at December 31, 2010 and for the year then ended December 31, 2010, included in this proxy statement/prospectus/consent solicitation of Poniard Pharmaceuticals, Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Allozyne’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Allozyne, Inc. at December 31, 2009 and for the year ended December 31, 2009, included in this prospectus of Poniard Pharmaceuticals, Inc., have been so included in reliance on the report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Allozyne’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Poniard files annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Poniard files at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site that contains annual, quarterly, current and special reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Poniard, at http://www.sec.gov.

As of the date of this proxy statement/prospectus/consent solicitation, Poniard has filed a registration statement on Form S-4 to register with the SEC the Poniard common stock that Allozyne stockholders will be entitled to receive in the merger. This proxy statement/prospectus/consent solicitation is a part of that registration statement and constitutes a prospectus of Poniard, as well as a proxy statement of Poniard for its special shareholder meeting.

Poniard has supplied all information contained in this proxy statement/prospectus/consent solicitation relating to Poniard, and Allozyne has supplied all information contained in this proxy statement/prospectus/consent solicitation relating to Allozyne.

If you would like to request documents from Poniard or Allozyne, please send a request in writing or by telephone to either Poniard or Allozyne at the following address:

Requests for documents relating to Poniard should be directed to:	Requests for documents relating to Allozyne should be directed to:

Investor Relations	Chief Financial Officer
Poniard Pharmaceuticals, Inc. 750 Battery Street, Suite 330 San Francisco, CA 94111 (650) 583-3774	Allozyne, Inc 1600 Fairview Ave E., Suite 300 Seattle, WA 98102 (206) 518-5700

You should rely only on the information contained in this proxy statement/prospectus/consent solicitation to vote your shares at the Poniard special meeting of shareholders or give your written consent as a stockholder of Allozyne. Neither Poniard nor Allozyne has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus/consent solicitation. This proxy statement/prospectus/consent solicitation is dated [—], 2011. You should not assume that the information contained in this proxy statement/prospectus/consent solicitation is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus/consent solicitation to stockholders nor the issuance of shares of Poniard common stock in the merger shall create any implication to the contrary.

Information on Websites

Information on any Allozyne or Poniard website is not part of this proxy statement/prospectus/consent solicitation and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus/consent solicitation.

OTHER MATTERS

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to Poniard’s 2012 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act must be submitted in writing to Poniard’s corporate secretary at its principal executive offices and received no later than December 29, 2011. The submission of a shareholder proposal does not guarantee that it will be included in Poniard’s proxy statement.

In addition, Poniard’s restated bylaws require an eligible shareholder who wishes to submit a qualified proposal for consideration at an annual meeting of shareholders to provide written notice to our corporate secretary in the manner required by the restated bylaws, not fewer than 60 nor more than 90 days prior to the date of the annual meeting (or, if Poniard provides less than 70 days’ notice or prior public disclosure of the date of such meeting, not later than 10 days after the earlier of the date Poniard mails its notice or the date Poniard make its public disclosure).

Poniard reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

HOUSEHOLDING OF PROXY MATERIALS

In accordance with notices previously sent to many shareholders who hold their shares through a broker, bank, or other holder of record and share a single address, only one proxy statement/prospectus/consent solicitation is being delivered to that address unless contrary instructions from any Poniard shareholder at that address were received. This practice, known as “householding,” is intended to reduce our printing and postage costs. However, any such street name shareholder residing at the same address who wishes to receive a separate copy of this proxy statement/prospectus/consent solicitation may request a separate copy by contacting the bank, broker or other holder of record of their shares, by contacting Poniard by telephone at (650) 583-3774, or writing to Investor Relations, Poniard Pharmaceuticals, Inc., 750 Battery Street, Suite 330, San Francisco, CA 94111.

PONIARD PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2011	December 31, 2010
	(Unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$3,692	$1,284
Cash – restricted	158	158
Investment securities	0	3,046
Prepaid expenses and other current assets	344	729

Total current assets	4,194	5,217
Facilities and equipment, net of depreciation of $778 and $745 at June 30, 2011 and December 31, 2010, respectively	25	49
Licensed products, net of amortization of $6,230 and $5,623 at June 30, 2011 and December 31, 2010, respectively	5,770	6,377

Total assets	$9,989	$11,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,161	$392
Accrued liabilities	926	1,224

Total current liabilities	2,087	1,616
Long-term liabilities:
Capital lease obligations, noncurrent portion	1,618	1,574

Total long-term liabilities	1,618	1,574
Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.02 par value, 2,998,425 shares authorized: Convertible preferred stock, Series 1, 78,768 shares issued and outstanding as of June 30, 2011 and December 31, 2010 (entitled in liquidation to $1,985)	2	2
Common stock, $0.02 par value, 200,000,000 shares authorized: 59,859,271 and 48,547,896 shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	1,197	971
Additional paid-in capital	451,228	446,415
Other comprehensive income	0	8
Accumulated deficit	(446,143)	(438,943)

Total shareholders’ equity	6,284	8,453

Total liabilities and shareholders’ equity	$9,989	$11,643

See notes to the condensed consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Operating expenses:
Research and development	$442	$2,088	$775	$6,979
General and administrative	3,396	3,888	6,295	8,687
Restructuring	0	0	0	1,626

Total operating expenses	3,838	5,976	7,070	17,292

Loss from operations	(3,838)	(5,976)	(7,070)	(17,292)
Other (expense) income:
Interest expense	(23)	(594)	(47)	(1,228)
Interest income and other, net	3	24	13	85

Total other (expense) income, net	(20)	(570)	(34)	(1,143)

Net loss	(3,858)	(6,546)	(7,104)	(18,435)
Preferred stock dividends	(48)	(48)	(96)	(70)
Preferred stock dividends, in-kind	0	0	0	(570)

Net loss applicable to common shareholders	$(3,906)	$(6,594)	$(7,200)	$(19,075)

Net loss per share applicable to common shareholders – basic and diluted	$(0.07)	$(0.14)	$(0.13)	$(0.42)

Weighted average common shares outstanding – basic and diluted	59,548	47,525	54,304	45,401

See notes to the condensed consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(7,104)	$(18,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	640	662
Amortization of discount on note payable	0	577
Gain realized on sale of investment securities	(8)	0
Accretion of premium on investment securities	14	286
Loss on disposal of facilities and equipment	0	65
Restructuring	0	670
Interest accrued on capital lease obligation	44	44
Share-based compensation issued for services	(12)	373
Share-based employee compensation	1,867	5,429
Change in operating assets and liabilities:
Prepaid expenses and other assets	385	109
Accounts payable	769	(306)
Accrued liabilities	(298)	(4,833)

Net cash used in operating activities	(3,703)	(15,359)

Cash flows from investing activities:
Proceeds from maturities of investment securities	3,032	15,439
Purchases of investment securities	0	(7,322)
Facilities and equipment purchases	(9)	0
Proceeds from disposals of equipment and facilities	0	42

Net cash provided by investing activities	3,023	8,159

Cash flows from financing activities:
Repayment of principal on note payable	0	(4,618)
Repayment of capital lease obligation	0	(38)
Decrease in restricted cash	0	123
Net proceeds from issuance of common stock	3,184	6,092
Payment of preferred dividends	(96)	(96)

Net cash provided by financing activities	3,088	1,463

Net increase (decrease) in cash and cash equivalents	2,408	(5,737)

Cash and cash equivalents:
Beginning of period	1,284	15,938

End of period	$3,692	$10,201

Supplemental disclosure of non-cash financing activities:
Accrual of preferred dividends	$96	$70
Preferred stock dividends, in-kind	0	570

Supplemental disclosure of cash paid during the period for:
Interest	$0	$635

See notes to the condensed consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Business Overview and Summary of Significant Accounting Policies

Overview

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of cancer therapeutics. The Company’s lead product candidate is picoplatin, a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies. Clinical studies to date suggest that picoplatin has an improved safety profile relative to existing platinum-based cancer therapies. The Company has completed a pivotal Phase 3 SPEAR (Study of Picoplatin Efficacy After Relapse) trial of picoplatin in the second-line treatment of patients with small cell lung cancer. This trial did not meet its primary endpoint of overall survival. The Company also has completed Phase 2 trials evaluating picoplatin as a first-line treatment of metastatic colorectal cancer and castration-resistant (hormone-refractory) prostate cancer and a Phase 1 study evaluating an oral formulation of picoplatin in solid tumors.

The accompanying condensed consolidated financial statements include the accounts of Poniard Pharmaceuticals, Inc. (“Poniard”) and its wholly-owned subsidiaries, NeoRx Manufacturing Group, Inc. and FV Acquisition Corp. (collectively, the “Company”). All intercompany balances and transactions have been eliminated.

Basis of Presentation

The accompanying condensed consolidated financial statements contained herein have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company’s management, the accompanying interim unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company’s financial position as of June 30, 2011, results of operations for the three and six months ended June 30, 2011 and 2010, and cash flows for the six months ended June 30, 2011 and 2010.

The results of operations for the periods ended June 30, 2011, are not necessarily indicative of the expected operating results for the full year.

The balance sheet as of December 31, 2010 has been derived from the audited financial statements at that date. The balance sheet presented herein does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 30, 2011, and available on the SEC’s website, www.sec.gov.

Merger Agreement with Allozyne, Inc.

On June 22, 2011, Poniard, FV Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Poniard (“Merger Sub”), and Allozyne, Inc., a private Delaware corporation (“Allozyne”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the terms of the Merger Agreement, which was approved by the boards of directors of Poniard and Allozyne, Merger Sub will merge with and into Allozyne, with Allozyne becoming a wholly-owned subsidiary of Poniard and the surviving corporation

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of the merger. The merger is expected to create a NASDAQ-listed biotechnology company focused on the development and commercialization of therapeutics in the area of autoimmune and inflammatory disease and cancer. The combined company expects to seek a partnership for the continued development of picoplatin. The resulting company will be named Allozyne, Inc. and will be headquartered in Seattle, Washington.

If the merger is consummated, at the effective time of the merger, the outstanding shares of Allozyne common and preferred stock will be converted into the right to receive the number of shares of Company common stock representing approximately 65% of the shares of outstanding common stock of the combined company, after giving effect to the issuance of shares pursuant to Allozyne’s and the Company’s outstanding options, warrants and other securities convertible into capital stock. Each share of Allozyne common stock and Allozyne preferred stock is expected to convert into the right to receive that number of shares of Company common stock equal to approximately 0.0628, which is also known as the exchange ratio, after giving effect to the 1-for-40 reverse stock split of Company common stock to be implemented subject to approval by the Company’s shareholders and prior to the consummation of the merger. The actual number of shares of Company common stock to be issued in respect of each share of Allozyne common stock or preferred stock, or the actual exchange ratio, will be adjusted to reflect the Company’s and Allozyne’s net cash or net debt and certain permitted financings completed prior to the closing of the merger, divided by the number of shares of Allozyne common stock and Allozyne preferred stock outstanding and deemed outstanding pursuant to the formula set forth in the Merger Agreement.

Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the shareholders of the Company and Allozyne and approval for listing of the common shares of the combined company on The NASDAQ Capital Market. As a condition to the parties entering into the Merger Agreement, certain of Allozyne’s stockholders who in the aggregate beneficially own approximately 65% of the outstanding shares of Allozyne capital stock, and certain of the Company’s shareholders who in the aggregate beneficially own approximately 21% of the outstanding shares of Company common stock, entered into shareholder agreements, whereby they have agreed to vote in favor of the transactions contemplated by the Merger Agreement and against any competing acquisition proposal, subject to the terms of the shareholder agreements. In addition, subject to certain limited exceptions, such Allozyne and Company shareholders also have agreed not to sell or transfer their shares of Allozyne capital stock or Company common stock, including shares of Company common stock received in the merger or issuable upon exercise of Company options or warrants, until the earlier of the termination of the Merger Agreement or six months after the effective time of the merger.

The Merger Agreement contains certain termination rights for both the Company and Allozyne, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $1,000,000.

In addition, in connection with the merger, the employment of all of the Company’s current executive officers will be terminated prior to the consummation of the merger. The executive officers of Allozyne will assume their respective positions in the combined company following the closing of the merger. The combined company’s board of directors is expected to consist of a total of seven members, four of whom are currently directors of Allozyne, two of whom are currently directors of the Company (Ronald A. Martell and Fred B. Craves, Ph.D.), and one director to be appointed by a majority of the members of the board of directors of the combined company.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

On July 25, 2011, the Company filed its Registration Statement on Form S-4 (the “Registration Statement”) with the SEC in connection with the proposed merger.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity and Financial Resources

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for a reasonable period of time. The Company has historically experienced recurring operating losses and negative cash flows from operations. As of June 30, 2011, the Company had working capital of $2,107,000, an accumulated deficit of $446,143,000 and total shareholders’ equity of $6,284,000. The Company’s total cash and cash equivalent balances, excluding restricted cash of $158,000, was $3,692,000 at June 30, 2011. The Company has financed its operations to date primarily through the sale of equity securities, borrowings under debt instruments, and through technology licensing and collaborative agreements. The Company invests excess cash in investment securities that will be used to fund future operating costs. Cash used for operating activities for the six months ended June 30, 2011 totaled $3,703,000.

Concurrent with execution of the Merger Agreement discussed above, Bay City Capital LLC (“BCC”), a related party, executed a binding commitment to loan the Company $2,400,000, on a nonrecourse basis, prior to the closing of the merger. Two Company directors, Fred B. Craves, Ph.D. and Carl S. Goldfischer M.D., are managing directors and managers of BCC and its affiliates. Michael S. Perry, D.V.M., Ph.D., the Company’s President and Chief Medical Officer, is a venture partner of BCC. The Company’s receipt of the loan funds is a condition to Allozyne’s obligation to effect the merger. The Company intends to use the loan proceeds to satisfy the employee severance, change of control and other related employee obligations arising in connection with the merger with Allozyne, which are expected to total approximately $2,400,000. The Company paid BCC a commitment fee of $50,000 in connection with BCC’s delivery of its binding commitment on June 22, 2011. The commitment fee is recorded as an issuance cost and will be amortized over the term of the loan. See Note 5 below for further details about the BCC loan.

In February 2011, the Company sold an aggregate of 9,444,116 shares of its common stock to Small Cap Biotech Value, Ltd. (“Small Cap Biotech”), pursuant to two draw downs under an equity line of credit facility dated December 20, 2010, described further in Note 6 below. Net proceeds of approximately $3,184,000 were received after deducting offering costs of approximately $274,000.

During the first half of 2010, the Company implemented two restructurings that reduced its workforce from 50 employees to 12 employees. On March 24, 2010, the Company announced that it was suspending its effort to seek regulatory approval for picoplatin in small cell lung cancer. The Company made this decision following a detailed analysis of primary and updated data from its Phase 3 trial and evaluation of the New Drug Application (“NDA”) process with the U.S. Food and Drug Administration (“FDA”). The Company subsequently has focused its efforts on developing registration strategies for advancing picoplatin into pivotal clinical trials in colorectal,

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

prostate, ovarian and small cell lung cancers and exploring partnering and other transactions to enable execution of these strategies. In March 2010, the Company engaged the investment banking firm of Leerink Swann LLC to conduct a comprehensive review of strategic alternatives aimed at supporting and optimizing the value of its picoplatin program to its shareholders. The Company has completed internal preparation of potential registration strategies and is conducting stability studies of its picoplatin supplies and maintaining active investigational new drug applications (“INDs”) in the U.S. and IND equivalents in China and in Europe to preserve its picoplatin clinical program. However, the Company is not conducting significant picoplatin development activities while it explores potential picoplatin partnering opportunities and works to complete the proposed merger with Allozyne.

The Company will require substantial additional capital to support its future operations and the continued development of picoplatin. The Company may not be able to obtain required additional capital and/or enter into strategic transactions on a timely basis, on terms that ultimately prove favorable to it, or at all. Conditions in the capital markets in general, and in the life science capital markets specifically, may affect the Company’s potential financing sources and opportunities for strategic transactions. Uncertainty about current global conditions and the current financial uncertainties affecting capital and credit markets may make it particularly difficult for the Company to obtain capital market financing or credit on favorable terms, if at all, or to attract potential partners or enter into other strategic relationships. In addition, the Company has no assurance that any strategic transaction or financing would, once identified, be approved by its shareholders, if approval is required. The Company anticipates that any such transaction would be time-consuming and may require it to incur significant additional costs, even if not completed. The Company’s current financial condition may make securing additional capital extremely difficult. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that its current cash resources and cash equivalents will be adequate to continue operations at substantially their current level through the third quarter of 2011. The Company’s operating budget, however, does not include additional costs associated with the proposed merger with Allozyne or, if the Company is unable to complete the proposed merger, the costs of a liquidation and winding up the Company. These costs may be substantial and include costs incurred in connection with the proposed merger, estimated to total approximately $1,550,000, in addition to severance and accrued vacation expense, accelerated payments due under existing contracts, and legal, accounting and/or advisory fees. The Company can provide no assurance that it will have sufficient cash to cover these additional costs.

If the merger with Allozyne is not completed, the Company’s board of directors will be required to explore alternatives for the Company’s business and assets. These alternatives might include raising capital, seeking to merge or combine with another company, seeking dissolution and liquidation, or initiating bankruptcy proceedings. There can be no assurance that any third party will be interested in merging with the Company or would agree to a price and other terms that the Company would deem adequate or that its shareholders would approve any such transaction. Although the Company may try to pursue an alternative transaction and would seek to continue its current efforts to enter into a partnership or other strategic collaboration to support the continued development of picoplatin, the Company likely will have very limited cash resources and, unless it raises additional capital, likely will be forced to file for federal bankruptcy protection.

NASDAQ Common Stock Listing

On July 20, 2010, the Company received a letter from the NASDAQ Listing Qualifications Staff (the “Staff”) stating that the minimum bid price of its common stock has been below $1.00 per share for 30 consecutive business days and that the Company was not in compliance with the minimum bid price

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

requirements of The NASDAQ Global Market. The Company was provided 180 calendar days, or until January 18, 2011 (the “initial compliance period”), to regain compliance. The Company transferred the listing of its common stock from The NASDAQ Global Market to The NASDAQ Capital Market on December 17, 2010, at which time it was afforded the remainder of the initial compliance period. On January 19, 2011, the Company received a letter from the Staff notifying it that it had been granted an additional 180 calendar day period (the “additional compliance period”), to regain compliance with the minimum bid price requirement. The additional time period was granted based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice to NASDAQ of its intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the Company’s closing bid price of its common stock must meet or exceed $1.00 per share for at least ten consecutive trading days, but generally no more than 20 consecutive business days, before determining that it has demonstrated an ability to maintain long-term compliance.

On June 9, 2011, after election of directors and ratification of auditors, the Company adjourned its 2011 annual meeting of shareholders to July 8, 2011 and further adjourned to July 22, 2011, to solicit additional proxies to vote in favor of a proposal to authorize the board of directors to, on or before August 1, 2011, implement a reverse stock split of the Company’s outstanding common stock at a ratio between 1-for-15 and 1-for-25, with the exact ratio to be set by the Company board in its discretion. The purpose of the reverse stock split proposal was to facilitate Company’s efforts to regain compliance with The NASDAQ Capital Market minimum bid price requirement. The Company adjourned its reconvened annual meeting of shareholders on July 22, 2011, with an insufficient number of votes to approve the reverse stock split proposal. Although 91.6% of the shareholders who voted at the annual meeting voted in favor of the reverse stock split proposal, those shareholders held only 49.2% of the Company’s common stock outstanding and entitled to vote. A majority (50% of the shares outstanding, plus one share) of the Company’s common stock outstanding and entitled to vote was required to approve the reverse stock split proposal. On July 19, 2011, the Company received a letter from the Staff advising that the Company has not regained compliance with the $1.00 per share minimum bid price requirement of NASDAQ Listing Rule 5550(a)(2) and, unless the Company requests an appeal of this determination, the Company’s common stock would be delisted from The NASDAQ Capital Market. On July 26, 2011, the Company submitted a request for an oral hearing before the NASDAQ Hearings Panel (the “Panel”), which request stayed the delisting of the Company’s common stock pending the Panel’s decision. The oral hearing before the Panel was held on August 25, 2011. At the Panel hearing, the Company presented a plan to regain compliance with the minimum bid price requirement by undertaking a reverse stock split of its outstanding common stock, at a minimum exchange ratio of 1-for-40, in connection with the proposed merger with Allozyne and requested that the Panel exercise its discretionary authority to grant the Company an additional period of time until December 31, 2011 to complete such plan. The Company will seek shareholder approval of the proposed reverse stock split at a special meeting of Company shareholders to be held in connection with the merger. A detailed description of the reverse stock split proposal and other matters to be voted on at the special meeting will be included in a definitive proxy statement/prospectus/consent solicitation that will be mailed to Company and Allozyne shareholders. There can be no assurance that the Company’s plan of compliance will be accepted by the Panel and, if accepted, that the Panel will grant the full extension period requested. Further, the Company cannot assure that the proposed reverse stock split will be successfully implemented or that the Company will in the future continue to meet the $2,500,000 shareholders’ equity and other requirements for continued listing on The NASDAQ Capital Market.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2. Fair Value Measurements

The Company categorizes assets and liabilities recorded at fair value in its condensed consolidated balance sheets based upon the level of judgment associated with inputs used to measure their value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value and then ranks the estimated values based on the reliability of the inputs used following the fair value hierarchy set forth by the Financial Accounting Standards Board (“FASB”). The three levels of the FASB fair value hierarchy are as follows:

—	Level 1 - Quoted prices in active markets for identical assets or liabilities.

—

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

—	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The determination of a financial instrument’s level within the fair value hierarchy is based on an assessment of the lowest level of any input that is significant to the fair value measurement. The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following tables present a summary of the Company’s assets that are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements as of March 31, 2011
	Total	Level 1	Level 2	Level 3
Cash equivalents	$3,011	$3,011	$0	$0

	Fair Value Measurements as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Cash equivalents	$965	$965	$0	$0
Investment securities	3,046	0	3,046	0

	$4,011	$965	$3,046	$0

As of June 30, 2011 and December 31, 2010, the Company’s cash equivalents and investment securities are recorded at fair value as determined through market prices and other observable and corroborated sources. At June 30, 2011, the cash equivalents balance consists of $3,011,000 in money market funds (see Note 3 below for further details on investment securities). The Company did not have any investment securities as of June 30, 2011.

When the estimated fair value of a security is below its carrying value, the Company evaluates whether it is more likely than not that it will be required to sell the security before its anticipated recovery in market value and whether evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. The Company also evaluates whether or not it intends to sell the investment.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

If the impairment is considered to be other-than-temporary, the security is written down to its estimated fair value. In addition, the Company considers whether credit losses exist for any securities. A credit loss exists if the present value of cash flows expected to be collected is less than the amortized cost basis of the security. Other-than-temporary declines in estimated fair value and credit losses are charged to investment income. The Company has not deemed it necessary to record any charges related to impairments or other-than-temporary declines in the estimated fair values of its marketable debt securities or credit losses as of June 30, 2011.

Note 3. Investment Securities

The Company’s investment securities, consisting of debt securities, are classified as available-for-sale. Unrealized holding gains or losses on these securities are included in other comprehensive income on the condensed consolidated balance sheets. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income and other, net, in the condensed consolidated statements of operations. The Company did not have any investment securities as of June 30, 2011.

Investment securities consisted of the following at December 31, 2010 (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Type of security:
Corporate debt securities, with unrealized gains	$3,038	$8	$0	$3,046
Corporate debt securities, with unrealized losses	0	0	0	0

	$3,038	$8	$0	$3,046

Net unrealized gain			$8

Maturity:

Less than one year	$3,038			$3,046
Due in 1–2 years	0			0

	$3,038			$3,046

Note 4. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	March 31, 2011	December 31, 2010
Clinical trials	$274	$138
Accrued expenses	429	716
Compensation	223	176
Severance	0	194

	$926	$1,224

Accrued expenses above consist of general operating expenses such as legal and accounting fees, consulting, benefits and preferred dividends.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 5. Notes Payable

Bay City Capital Loan Commitment

On June 22, 2011, concurrent with the Merger Agreement discussed under Note 1 above, BCC, a related party, executed a binding commitment to loan the Company $2,400,000 (“the BCC Loan”), on a nonrecourse basis, immediately prior to the closing of the merger. Two of the Company’s directors, Fred B. Craves, Ph.D. and Carl S. Goldfischer, M.D., are managing directors and managers of BCC and its affiliates. Michael S. Perry, D.V.M., Ph.D., the Company’s President and Chief Medical Officer, is a venture partner of BCC. The receipt of the loan funds is a condition to Allozyne’s obligation to effect the merger, and the BCC Loan will continue as an obligation of the combined company following closing of the merger. The Company intends to use the loan proceeds to satisfy employee severance, change of control and other related employee obligations arising in connection with the merger with Allozyne, which are expected to total approximately $2,400,000. The Company paid BCC a commitment fee of $50,000 in connection with BCC’s delivery of its binding commitment. The commitment fee is recorded as an issuance cost and will be amortized over the term of the loan.

The terms of the BCC Loan will be as set forth in a loan and security agreement and related instruments (the “Loan Documents”), agreed upon by the Company and BCC at the time of delivery of the loan commitment. Under the loan and security agreement, BCC will lend the Company $2,400,000 against the Company’s issuance of a secured non-recourse promissory note. The BCC Loan will accrue interest at the rate of 18% per annum, with the principal amount of the BCC Loan, all accrued interest and all other amounts payable under the Loan Documents due and payable in full within one year after the date of the BCC Loan. Repayment and performance of the BCC Loan will be secured by a first priority exclusive security interest in the Company’s trademarks, patents and agreements related to picoplatin (the “Collateral”).

Upon the occurrence and continuation of any event of default under the Loan Documents, BCC will have the right, without notice or demand, to any or all of the following:

—	declare all obligations under the Loan Documents immediately due and payable;

—	take possession of the Collateral and take any action that BCC considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral; or

—	exercise all rights and remedies available to BCC under the Loan Documents or at law or equity.

In addition, BCC may during any event of default require the Company (or the combined company) to:

—	seek any consent required to transfer or assign all or part of the Collateral to BCC or its designee;

—	grant to BCC or its designee an exclusive license or sublicense to all or part of the Collateral; and

—	assign to BCC any investigational new drug application or other regulatory approval pertaining to the Collateral, to the extent assignable.

Any of the following would be deemed “event of default” under Loan Documents:

—	the failure to pay the principal amount of the BCC Loan and all accrued interest in full on the maturity date;

—	any breach of any term, covenant, condition or agreement contained in the Loan Documents;

—	the material inaccuracy of any representation or warranty made in the Loan Documents;

—	the occurrence of a change of control of the combined company without the prior written consent of BCC;

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

—	the failure to create a valid and perfected first priority security interest in any Collateral; and

—	any bankruptcy or insolvency proceedings of the Company (or the combined company).

The loan and security agreement provides that BCC will not enter into, and will require that any transferee or licensee of any interest in the Collateral not enter into, any agreement or arrangement with W.C. Heraeus GmbH (“Heraeus”) or its affiliates, for the supply of picoplatin active pharmaceutical ingredient (“API”), without assuming the Company’s obligation to repay the costs to Heraeus for the purchase and set-up of dedicated equipment under the picoplatin API commercial supply agreement between the Company and Heraeus. This obligation is described further below under Note 12, Commitment and Contingency.

During the time that any obligations under the Loan Documents are outstanding, the Company agrees not to take the following actions without first obtaining the written consent of BCC:

—

create, incur or allow any mortgage, lien, pledge, security interest or other encumbrance on any Collateral or permit any Collateral not to be subject to the first priority security interest granted under the Loan Documents;

—

transfer or otherwise assign, pledge, license, or encumber, or enter into any agreement (except with or in favor of BCC) that directly or indirectly prohibits or has the effect of prohibiting BCC from selling, transferring, assigning, pledging, or encumbering any of the intellectual property included in the Collateral;

—

file a petition for bankruptcy or permit or suffer any receiver, trustee or assignee for the benefit of creditors, or any other custodian to be appointed to take possession of all or any of the Company’s assets;

—

change the Company’s state of organization, location of the Company chief executive office/chief place of business or remove its books and records from the location specified in the Loan Documents, or change the Company name, identity or structure to such an extent that any financing statement filed in connection with the Loan Documents would become ineffective or seriously misleading, except that the Company may change the Company’s name to “Allozyne, Inc.” upon closing of the merger;

—

take any action which could reasonably be expected to result in a material alteration or impairment of any of the assigned agreements included in the Collateral or of the Loan Documents which is materially adverse to the interests of BCC; and

—	deliver any notice of termination or terminate any of the assigned agreements included in the Collateral.

GE Business Financial Services, Inc. and Silicon Valley Bank Loan Agreement

On September 2, 2008, the Company entered into an Amended and Restated Loan and Security Agreement (“loan agreement”), with GE Business Financial Services Inc. and Silicon Valley Bank. The loan agreement amended and restated in its entirety the earlier loan and security agreement dated as of October 25, 2006, with the lenders, pursuant to which the Company obtained a $15,000,000 capital loan that was to mature on April 1, 2010.

The loan agreement provided for a $27,600,000 senior secured term loan facility (“loan facility”) that consisted of an initial term loan advance in the amount of $17,600,000 and a second term loan advance in the amount of $10,000,000, which was fully funded on September 30, 2008. The advances under the loan facility were repayable over 42 months, commencing on October 1, 2008. Interest on the advances was fixed at 7.8% per

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

annum. Final loan payments in the amounts of $1,070,000 and $900,000 were due upon maturity or earlier repayment of the loan advances. All final payment amounts were accreted to the note payable balance over the term of the loan facility using the effective interest rate method and reflected as additional interest expense. The loan facility was secured by a first lien on all of the non-intellectual property assets of the Company.

On December 20, 2010, the Company voluntarily prepaid $12,353,000 of aggregate principal, interest and fees due under the loan facility. The payoff amount reflects approximately $9,857,000 of aggregate outstanding principal and accrued but unpaid interest as of December 20, 2010, approximately $480,000 remaining interest due to be paid in the future, and the aggregate final payment of $1,970,000. The Company recorded a loss on extinguishment of debt of $1,217,000 in the fourth quarter of 2010 in connection with the prepayment of the loan facility. The prepayment discharged the Company’s material liabilities and obligations under the loan facility which terminated, along with the security interests of the lenders, on the prepayment date.

Note 6. Common Stock Purchase Agreements

On December 20, 2010, the Company entered into an equity line of credit facility with Small Cap Biotech, pursuant to which Small Cap Biotech committed to purchase from the Company up to $10,000,000 worth of shares of the Company’s registered common stock, subject to a maximum aggregate limit of 9,444,116 common shares, which is equal to one share less than 20% of the Company’s outstanding common shares on the closing date of the facility, the trading market limit, less 221,218 shares issued to Small Cap Biotech as a commitment fee. The facility provided that the Company could, from time to time, at its sole discretion, present Small Cap Biotech with draw down notices to purchase Company common stock at a price equal to the daily volume weighted average price of the Company common shares on each day during the draw down period on which shares were purchased, less a discount ranging from 6.0% to 7.0%, based on the trading price of the Company’s common stock. On February 9, 2011, the Company completed a draw down and sale of 4,914,632 shares of common stock, at a price of approximately $0.39 per share, for net proceeds of approximately $1,702,000. On February 25, 2011, the Company completed a second draw down and sale of 4,529,484 shares of common stock, at a price of approximately $0.34 per share, for net proceeds of approximately $1,482,000. With the closing of the second draw, the Company had sold all of the 9,444,116 common shares available for issuance under the equity line and the facility, by its terms, automatically terminated on that date.

On February 23, 2010, the Company entered into an equity line of credit facility with Commerce Court Small Cap Value Fund, Ltd. (“Commerce Court”). The facility provides that, upon the terms and subject to the conditions therein, Commerce Court was committed to purchase up to $20,000,000 worth of shares of the Company’s registered common stock over approximately 18 months; provided, however, that in no event may the Company issue to Commerce Court more than 8,423,431 shares of common stock, which is equal to one share less than 20% of the Company’s outstanding common shares on the closing date of the facility, the trading market limit, less 121,183 shares issued to Commerce Court as a commitment fee. The facility provided that the Company could, from time to time, at its sole discretion, present Commerce Court with draw down notices to purchase Company common stock at a price equal to the daily volume weighted average price of the Company’s common shares on each date during the draw down period on which shares were purchased, less a discount ranging from 3.125% to 5.0%, based on the trading price of the Company’s common stock. On March 15, 2010, the Company completed a draw down and sale of 4,229,000 shares of common stock, at a price of approximately $1.49 per share, to Commerce Court under the equity line of credit facility. Net proceeds of approximately $6,092,000 were received, after deducting offering costs of approximately $228,000. On December 20, 2010, immediately preceding the Company’s entry into the Small Cap Biotech agreement discussed above, the Company and Commerce Court mutually agreed to terminate this equity line of credit facility. The Company did not incur any penalties in connection with such early termination.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7. Restructuring

April 2010 Restructuring

On March 24, 2010, the Company announced a restructuring plan in connection with its decision to suspend efforts to pursue a NDA for picoplatin in small cell lung cancer. This restructuring plan resulted in a reduction of the Company’s workforce from 22 employees to 12 employees, effective April 30, 2010. In connection with this plan, the Company recorded a restructuring charge of approximately $543,000 for the period ended March 31, 2010, consisting of one-time employee termination benefits, which were paid in their entirety by January 31, 2011. As a consequence of the restructuring, approximately 965,000 restricted stock units (“RSUs”), which were awarded in February 2010 pursuant to the Amended and Restated 2004 Incentive Compensation Plan (the “2004 Plan”), became fully vested in accordance with the terms of the underlying RSU agreements (see Note 10 below for additional information). These RSUs converted to common stock on a one-for-one basis in the second quarter of 2010. The Company recognized approximately $524,000 and $1,486,000 in share-based compensation expense for the terminated employees for the three and six-month periods ended June 30, 2010, respectively, related to the accelerated vesting of these RSUs as a result of the restructuring.

The following table summarizes the impact of the restructuring charges reported in the condensed consolidated statements of operations for the three and six months ended June 30, 2011 and 2010 and in accrued liabilities in the condensed consolidated balance sheets as of June 30, 2011 and December 31, 2010 related to the April 2010 restructuring (in thousands):

Description	Initial Restructuring Charge March 2010	Payment of Restructuring Obligations	Accrued Restructuring Charge as of December 31, 2010	Payment of Restructuring Obligations	Accrued Restructuring Charge as of March 31, 2011
Employee termination benefits	$543	$(520)	$23	$(23)	$0

February 2010 Restructuring

On February 5, 2010, the Company implemented a restructuring plan to conserve its capital resources, resulting in a reduction in the Company’s workforce from 50 employees to 22 employees. The Company incurred restructuring charges of approximately $1,083,000, primarily consisting of one-time employee termination benefits. As a consequence of the restructuring, approximately 130,000 RSUs, which were awarded in July 2009 pursuant to the 2004 Plan, became fully vested in accordance with the terms of the underlying RSU agreements (see Note 10 below for additional information). These RSUs converted to common stock on a one-for-one basis in February 2010. The Company recognized approximately $174,000 in share-based compensation expense in the first quarter of 2010 related to the accelerated vesting of these RSUs as a result of the restructuring.

The following table summarizes the impact of the restructuring charges reported in the condensed consolidated statements of operations for the three and six months ended June 30, 2011 and 2010 and in accrued liabilities in the condensed consolidated balance sheets as of June 30, 2011 and December 31, 2010 related to the February 2010 restructuring (in thousands):

Description	Initial Restructuring Charge February 2010	Payment of Restructuring Obligations	Accrued Restructuring Charge as of December 31, 2010	Payment of Restructuring Obligations	Accrued Restructuring Charge as of March 31, 2011
Employee termination benefits	$1,061	$(1,009)	$52	$(52)	$0
Other termination costs	22	(22)	0	0	0

Total	$1,083	$(1,031)	$52	$(52)	$0

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 8. Picoplatin License and Amendment

The Company has entered into an exclusive worldwide license, as amended, with Sanofi S.A. (successor to Genzyme Corporation (successor to AnorMED, Inc.)) for the development and commercial sale of picoplatin. Under that license, the Company is solely responsible for the development and commercialization of picoplatin. Sanofi-S.A. retains the right, at the Company’s cost, to prosecute its patent applications and maintain all licensed patents. The parties executed the license agreement in April 2004, at which time the Company paid a one-time up-front payment of $1,000,000 in common stock and $1,000,000 in cash. The original agreement excluded Japan from the licensed territory and provided for $13,000,000 in development and commercialization milestones, payable in cash or a combination of cash and common stock, and a royalty rate of up to 15% on product net sales after regulatory approval. The parties amended the license agreement on September 18, 2006, modifying several key financial terms and expanding the licensed territory to include Japan, thereby providing the Company worldwide rights. In consideration of the amendment, the Company paid Sanofi-S.A. $5,000,000 in cash on October 12, 2006 and an additional $5,000,000 in cash on March 30, 2007. The amendment eliminated all development milestone payments to Sanofi-S.A. Sanofi-S.A. remains entitled to receive up to $5,000,000 in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduced the royalty payable to Sanofi-S.A. to a maximum of 9% of annual net product sales and eliminated the sharing of sublicense revenues with Sanofi-S.A.

The Company accounted for all payments made in consideration of the picoplatin license, as amended, by capitalizing them as an intangible asset. The Company’s capitalization of the total $12,000,000 of picoplatin license payments is based on the Company’s reasonable expectation at the time of acquisition and through the date of the amendment that the intravenous formulation of picoplatin, as it existed at the time of the acquisition of the picoplatin license and the license amendment, would be used in research and development (“R&D”) projects and, therefore, had alternative future uses in the treatment of different cancer indications. At the time of acquisition, the Company planned to use intravenous picoplatin in a Phase 2 clinical trial in patients with small cell lung cancer and reasonably expected that the intravenous formulation could be used in additional, currently identifiable R&D projects in the form of clinical trials for other solid tumor cancer indications, such as prostate and colorectal cancers.

The Company, at the time of acquisition of the picoplatin license, reasonably anticipated using intravenous picoplatin in clinical trials that could be conducted during the remaining term of the primary patent, which is active through 2016. The Company concluded that the 12 years remaining for the primary patent term was the appropriate useful life for the picoplatin intangible asset, in accordance with the FASB’s guidance for intangibles, and is amortizing the initial $2,000,000 aggregate license payment over this 12 year useful life beginning in April 2004. The Company concluded that no change in the 12 year useful life of the picoplatin intangible asset occurred as a result of the 2006 license amendment and is, therefore, continuing to amortize the initial $2,000,000 aggregate license payment over the 12 year useful life and is amortizing the license amendment payment of $10,000,000 over the remainder of the 12 year useful life of the picoplatin intangible asset.

The Company reviews its long-lived assets for possible impairment whenever significant events indicate such impairment may have occurred. In November 2009, the Company announced that its pivotal Phase 3 SPEAR trial of picoplatin in the second-line treatment of patients with small cell lung cancer did not meet its primary endpoint of overall survival. The Company considered this event a trigger for testing its picoplatin intangible asset for possible impairment; however, upon analysis of the expected future undiscounted net cash flows identifiable to the picoplatin license, the Company determined that the picoplatin intangible asset was recoverable and that no impairment occurred. In connection with the Company’s current efforts to identify

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

strategic partnering and other collaborative arrangements for picoplatin and its proposed merger with Allozyne, the Company considered it appropriate to update its analysis of the recoverability of the picoplatin intangible asset as of June 30, 2011. Based on the results of this updated analysis, the Company reaffirmed that no impairment to the picoplatin intangible asset has occurred. The Company continues to believe that the picoplatin intangible is recoverable as of June 30, 2011.

The licensed products balance consists of the picoplatin amortizable intangible asset with a gross amount of $12,000,000, net of accumulated amortization of $6,230,000 and $5,623,000 at June 30, 2011 and December 31, 2010, respectively.

Note 9. Net Loss Per Common Share

Basic and diluted loss per share are based on net loss applicable to common shares, which is comprised of net loss and preferred stock dividends in all periods presented. Shares used to calculate basic loss per share are based on the weighted average number of common shares outstanding during the period. Shares used to calculate diluted loss per share are based on the potential dilution that would occur upon the exercise or conversion of securities into common stock using the treasury stock method. The calculation of diluted loss per share excludes the effect of stock options and warrants to purchase additional shares of common stock because the share increments would not be dilutive. The following table presents the weighted-average number of shares that were excluded from the number of shares used to calculate diluted net loss per share (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Common stock options	5,025	5,887	5,142	5,865
Restricted stock units	3,736	2,737	3,256	2,287
Common stock warrants	1,390	5,085	2,942	5,085

In addition, 14,966 shares of common stock that would be issuable upon conversion of the Company’s Series 1 preferred stock are not included in the calculation of diluted loss per share for the three and six-month periods ended June 30, 2011 and 2010, respectively, because the effect of including such shares would not be dilutive.

Note 10. Share-based Compensation

A summary of the Company’s fully vested stock options is presented below (shares and aggregate intrinsic value in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options exercisable at June 30, 2011	4,225	$5.96	5.2	$0

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The Company recorded the following amounts of share-based compensation expense, excluding expense for non-employee consultants, for the periods presented (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Research and development expense	$91	$634	$191	$2,003
General and administrative expense	773	1,388	1,676	3,426

Total	$864	$2,022	$1,867	$5,429

There were no options granted during the three or six-month periods ended June 30, 2011. The share-based compensation expense for the three and six months ended June 30, 2011 and 2010 includes a stock option granted during the first quarter of 2010 to a Company officer to purchase an aggregate of 500,000 shares of common stock which vests over a four year period.

Estimated fair values of stock options granted have been determined using the Black-Scholes option pricing model with the following assumptions for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Expected term (in years)	NA	NA	NA	5.0
Risk-free interest rate	NA	NA	NA	2.22%
Expected stock price volatility	NA	NA	NA	95%
Expected dividend rate	NA	NA	NA	0%

Certain options that were granted to officers of the Company during 2006 and 2007 vest 50% in equal monthly installments over four years from the date of grant and vest 50% on the seven year anniversary of the date of grant, subject to accelerated vesting of up to 25% of such portion of the options, based on the Company’s achievement of annual performance goals established under its management incentive plan, at the discretion of the equity awards subcommittee of the compensation committee of the Company’s board of directors. Based on the overall achievement of corporate goals in 2009, the equity awards subcommittee accelerated vesting with respect to 25% of the shares subject to the seven year vesting schedule in the first quarter of 2010. As of June 30, 2011, the cumulative accelerated vesting for options subject to the seven year vesting schedule equals 85% of the shares granted in 2006 and 65% of the shares granted in 2007.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The Company’s share-based compensation expense also includes RSUs awarded to employees and non-employee consultants. All RSUs awarded are subject to acceleration or forfeiture based upon the terms of their specific agreement. The table below summarizes RSU awards outstanding as of June 30, 2011 (RSUs in thousands):

	Restricted Stock Units (RSUs)									Weighted Average Grant Date Fair Value per RSU
Award Date	Unvested as of December 31, 2010	Awarded	Vested	Forfeited	Unvested as of March 31, 2011	Awarded	Vested	Forfeited	Unvested as of June 30, 2011
03/14/2011	0	224	0	0	224	0	(112)	0	112	$0.38	(A)
02/15/2011	0	2,430	0	0	2,430	0	0	0	2,430	0.39	(B)
06/09/2010	836	0	(32)	0	804	0	(355)	0	449	0.83
04/09/2010	550	0	0	(2)	548	0	(274)	0	274	1.14
10/06/2009	75	0	0	0	75	0	0	0	75	7.27
07/11/2009	85	0	0	0	85	0	0	0	85	6.60

Total RSUs	1,546	2,654	(32)	(2)	4,166	0	(741)	0	3,425

(A)	On March 14, 2011, the Company awarded 224,000 RSUs to an officer of the Company. The fair value of the RSU award was $0.38 per unit, or approximately $85,000 in total, based upon the closing market price of the Company’s common stock on the award date. These RSUs vested 50% on April 9, 2011 and the remaining 50% will vest on April 9, 2012.
(B)	On February 15, 2011, the Company awarded an approximate aggregate of 1,973,000 RSUs to officers and an approximate aggregate of 457,000 RSUs to non-officer employees of the Company as an incentive for future performance. The fair value of the RSU award was $0.39 per unit, or approximately $948,000 in total, based upon the closing market price of the Company’s common stock on the award date. These RSUs vest on February 15, 2012, the one year anniversary of the award date.

On June 22, 2011, the board of directors of the Company, upon recommendation from the Compensation Committee of the board of directors, approved a resolution to modify the terms of all awards outstanding under the 2004 Plan such that 100% of awards outstanding under the 2004 Plan would be accelerated upon consummation of the Allozyne merger or, if earlier, upon termination of employment by the Company without cause. Management reviewed the resolution in conjunction with the specific terms of all outstanding awards (options and RSUs) and determined that a modification occurred. The modification, however, did not result in a change in accounting for the outstanding awards as the modification did not result in an increase in fair value of the awards nor would the expense be accelerated for the change of control until consummation of the merger.

Additionally, on June 22, 2011, the board of directors, upon recommendation from the Compensation Committee of the board of directors, approved a resolution to award the Company’s Chief Executive Officer (“CEO”) an RSU grant under the 2004 Plan in lieu of certain cash compensation payable to him under his severance and change of control agreements in the event of a qualifying termination of employment prior to or in connection with the merger. The RSU award is to be calculated as the equivalent number of shares of Company common stock equal to (i) the amount of accrued but unpaid vacation as of the effective date of termination and the total bonus severance amount payable to the CEO under his change of control agreement, divided by (ii) $9.08 (the 5-day average closing sales price of Company common stock prior to announcement of the Merger Agreement after giving effect to the 1-for-40 reverse stock split to be implemented subject to approval by the Company shareholders and prior to the consummation of the merger), rounded up to the nearest whole number of

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

shares and the RSUs would vest and be settled in shares of Company common stock upon consummation of the merger. However, there is no guarantee that the reverse stock split or merger will occur. If the merger is not consummated, the CEO will forfeit the RSU award and will receive his accrued but unpaid vacation in cash at that time but will not be eligible to receive any portion of the bonus severance amount.

No income tax benefit has been recorded for share-based compensation expense as the Company has a full valuation allowance and management has concluded that it is more likely than not that the Company’s net deferred tax assets will not be realized. As of June 30, 2011, total unrecognized costs related to employee share-based compensation is approximately 2,636,000. Unrecognized share-based compensation expense from outstanding stock options is approximately $1,005,000 and is expected to be recognized over a weighted average period of approximately 2.0 years. Unrecognized share-based compensation expense from outstanding RSUs is approximately $1,631,000 and is expected to be recognized over a weighted average period of approximately 0.7 year subject to acceleration with the occurrence of certain qualifying events.

Note 11. Comprehensive Loss

The Company’s comprehensive loss for the three and six months ended June 30, 2011 and 2010 is summarized as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net loss	$3,858	$6,546	$7,104	$18,435
Net unrealized loss/(gain) on investment securities	0	(13)	8	(20)

Comprehensive loss	$3,858	$6,533	$7,112	$18,415

Note 12. Commitment and Contingency

Contractual Commitment

The Company entered into a picoplatin API commercial supply agreement with Heraeus in March 2008. Under this agreement Heraeus will produce the picoplatin API to be used for preparing picoplatin finished drug product for commercial use. Manufacturing services are provided on a purchase order, fixed-fee basis, subject to certain purchase price adjustments and minimum quantity requirements. The costs to Heraeus for the purchase and set-up of dedicated equipment as required under the commercial supply agreement, will be repaid by the Company in the form of a surcharge on an agreed upon amount of the picoplatin API ordered and delivered on or before December 31, 2013. If the Company orders and takes delivery of less than the agreed upon amount of picoplatin API through December 31, 2013, it will be obligated to pay the balance of the dedicated equipment cost as of that date. As of December 31, 2009, Heraeus had completed construction of the dedicated equipment at a total cost of approximately $1,485,000. The Company determined that the equipment should be accounted for as a capital lease and accordingly recognized an asset and long-term obligation for the equipment of $1,485,000 on its consolidated balance sheet as of December 31, 2009. The Company will reflect the surcharge payments as reductions to the capital lease balance outstanding, and will accrete a finance charge to interest expense as specified under the agreement. The balance of the obligation at June 30, 2011 was $1,618,000, including accreted interest of approximately $133,000. The Company does not anticipate beginning production of commercial supplies of picoplatin API, thereby utilizing the dedicated equipment, within the next 12 months and has, therefore, classified the obligation as long-term. Future minimum payments for the obligation as of June 30, 2011

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

are approximately $1,841,000. Because payments are determined based on the production of commercial supplies, which have been delayed, the Company is not able to identify payment totals for each of the years after June 30, 2011, but assumes that the entire amount of $1,841,000 will be paid no later than December 31, 2013. Due to the delay in the Company’s plans for the commercialization of picoplatin, the Company determined that its capital lease asset for equipment under the Heraeus agreement was impaired as of December 31, 2009 and, therefore, recognized an asset impairment charge of $1,485,000 in the consolidated statement of operations for the year ended December 31, 2009.

Contingency

On June 27, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard, its board of directors and Allozyne. The action, titled Aronheim v. Poniard Pharmaceuticals, Inc., et al. (Case Number: CGC-11-512033) alleges in summary that, in connection with the proposed merger with Allozyne, the members of the Poniard board of directors breached their fiduciary duties by purportedly conducting an unfair sale process and agreeing to an unfair sale price, by purportedly making inadequate disclosures about the merger, and by purportedly engineering the proposed merger to provide them with improper personal benefits. The action also alleges that Poniard and Allozyne aided and abetted the Poniard board members’ purported breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, a declaration that the Merger Agreement was entered into in breach of the Poniard board members’ fiduciary duties, rescission of the Merger Agreement, an injunction against the proposed merger, a directive that the Poniard board members exercise their fiduciary duties to obtain a transaction that is in the best interests of Poniard’s shareholders, the imposition of a constructive trust in favor of the plaintiff and the class upon any benefits improperly received by the Poniard board members as a result of their purportedly wrongful conduct and fees and costs. Poniard and its board of directors believe that the claims are without merit and intend to vigorously defend against them. As a loss is not deemed probable at this time, the Company has not recorded a liability related to this suit. Further, an estimate of the possible loss or range of loss cannot be made at this time.

On August 24, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard and its board of directors, as well as against Poniard’s Chief Executive Officer, its President and Chief Medical Officer, its Interim Chief Financial Officer, its Senior Vice President of Corporate Development, and its Vice President, Legal and Corporate Secretary. The action, titled Wing Sze Wu v. Robert S. Basso, et al. (Case Number: CGC-11-513652), alleges in summary that the members of the Poniard board of directors breached their fiduciary duties by agreeing to pay purportedly excessive compensation and benefits to Poniard’s senior management, that such members of Poniard’s senior management were allegedly unjustly enriched when they received such executive compensation and benefits, that Poniard’s board of directors breached their fiduciary duties by conducting a purportedly unfair sale process in connection with the proposed transaction with Allozyne and agreeing to an allegedly unfair and dilutive sale price and a transaction that included improper “deal protection measures,” and by providing allegedly materially inadequate disclosures and material disclosure omissions to Poniard’s shareholders. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, an injunction against the proposed merger, rescission of the proposed merger to the extent it occurs before final judgment in the lawsuit or recissory damages, a directive that the defendants account for all damages allegedly caused by them and account for all profits and special benefits obtained as a result of their alleged breaches of their fiduciary duties, and for costs, attorneys fees, expenses and such other relief as the court deems just and proper. Poniard, its board of directors and Poniard’s management believe that the claims are without merit and intend to vigorously defend against them. As a loss is not deemed probable at this time, the Company has not recorded a liability related to this suit. Further, an estimate of the possible loss or range of loss cannot be made at this time.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 13. Exchange of Preferred Stock

On February 6, 2010, the Company issued 379,956 shares of its common stock to an institutional shareholder in exchange for the shareholder’s delivery to the Company of 126,572 shares of the Company’s outstanding $2.4375 convertible exchangeable preferred stock, Series 1 (“Series 1 shares”). The shareholder approached the Company with the proposed exchange transaction and the final terms of the exchange were determined by arms-length negotiation between the parties. A portion of the common stock issued by the Company in the exchange was in addition to the number of shares that were calculable under the exchange provisions of the Series 1 preferred stock designation of rights in the Company’s articles of incorporation. This portion was accounted for by the Company in 2010 as an in-kind dividend, the fair value of which is $570,000. The Series 1 shares received by the Company in the exchange constitute authorized but unissued shares of preferred stock of the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Poniard Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Poniard Pharmaceuticals, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Poniard Pharmaceuticals, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operations that, due to its limited working capital, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements as of and for the year ended December 31, 2010 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Palo Alto, California

March 30, 2011

PONIARD PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	As of December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$1,284	$15,938
Cash—restricted	158	281
Investment securities	3,046	27,451
Prepaid expenses and other current assets	729	826

Total current assets	5,217	44,496
Facilities and equipment, net of depreciation of $745 and $1,199 at December 31, 2010 and 2009, respectively	49	219
Other assets	—	135
Licensed products, net of accumulated amortization of $5,623 and $4,408 at December 31, 2010 and 2009, respectively	6,377	7,592

Total assets	$11,643	$52,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$392	$849
Accrued liabilities	1,224	7,679
Current portion of note payable and capital lease obligations	—	8,599

Total current liabilities	1,616	17,127

Long-term liabilities:
Note payable, noncurrent portion, net of debt discounts	—	10,186
Capital lease obligations, noncurrent portion	1,574	1,485

Total long-term liabilities	1,574	11,671

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.02 par value, 2,998,425 shares authorized:
Convertible preferred stock, Series 1, 78,768 and 205,340 shares issued and outstanding as of December 31, 2010 and 2009, respectively (entitled in liquidation to $1,985 and $5,175, respectively)	2	4
Common stock, $0.02 par value, 200,000,000 shares authorized:
48,547,896 and 42,079,468 shares issued and outstanding as of December 31, 2010 and 2009, respectively	971	842
Additional paid-in capital	446,415	430,971
Other comprehensive income/(loss)	8	(17)
Accumulated deficit	(438,943)	(408,156)

Total shareholders’ equity	8,453	23,644

Total liabilities and shareholders’ equity	$11,643	$52,442

See notes to the consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,
	2010	2009
Operating expenses:
Research and development	$7,975	$25,739
General and administrative	17,140	14,698
Restructuring	1,626	468
Loss on extinguishment of debt	1,217	—
Asset impairment loss	—	2,073

Total operating expenses	27,958	42,978

Loss from operations	(27,958)	(42,978)

Other (expense) income:
Interest expense	(2,210)	(3,143)
Interest income and other, net	117	406

Total other (expense) income, net	(2,093)	(2,737)

Net loss	(30,051)	(45,715)
Preferred stock dividends	(166)	(500)
Preferred stock dividends, in-kind	(570)	—

Net loss applicable to common shareholders	$(30,787)	$(46,215)

Net loss per share applicable to common shareholders—basic and diluted	$(0.66)	$(1.31)

Weighted average common shares outstanding—basic and diluted	46,860	35,272

See notes to the consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Preferred Stock, Series 1		Common Stock		Additional Paid-In Capital	Accum- ulated Deficit	Accum- ulated Other Compre- hensive (Loss)/ Income	Share- holders’ Equity
	Shares	Par Value	Shares	Par Value
Balance, December 31, 2008	205	$4	34,688	$694	$409,244	$(361,941)	$(354)	$47,647
Exercise of stock options and warrants	—	—	347	7	813	—	—	820
Common stock issued, net of offering costs of $253	—	—	6,956	139	13,584	—	—	13,723
Common stock issued for fully vested restricted stock units	—	—	88	2	277	—	—	279
Share-based employee compensation expense	—	—	—	—	6,795	—	—	6,795
Stock options and warrants issued for services	—	—	—	—	225	—	—	225
Amendment of warrant exercise price	—	—	—	—	33	—	—	33
Comprehensive loss:
Net loss	—	—	—	—	—	(45,715)	—	(45,715)
Unrealized gain on investment securities	—	—	—	—	—	—	337	337

Total comprehensive loss	—	—	—	—	—	—	—	(45,378)

Preferred stock dividends	—	—	—	—	—	(500)	—	(500)

Balance, December 31, 2009	205	4	42,079	842	430,971	(408,156)	(17)	23,644
Exercise of stock options and warrants	—	—	—	—	—	—	—	—
Common stock issued, net of offering costs of $228	—	—	4,572	91	6,001	—	—	6,092
Common stock issued for fully vested restricted stock units	—	—	1,517	30	3,750	—	—	3,780
Share-based employee compensation expense	—	—	—	—	4,816	—	—	4,816
Stock options and warrants issued for services	—	—	—	—	313	—	—	313
Comprehensive loss:
Net loss	—	—	—	—	—	(30,051)	—	(30,051)
Unrealized gain on investment securities	—	—	—	—	—	—	25	25

Total comprehensive loss	—	—	—	—	—	—	—	(30,026)

Preferred stock exchange	(126)	(2)	380	8	564	—	—	570
Preferred stock dividends	—	—	—	—	—	(166)	—	(166)
Preferred stock dividends, in kind	—	—	—	—	—	(570)	—	(570)

Balance, December 31, 2010	79	$2	48,548	$971	$446,415	$(438,943)	$8	$8,453

See notes to the consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(30,051)	$(45,715)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,313	1,470
Amortization of discount on notes payable	1,076	1,417
Loss on extinguishment of debt	732	—
Accretion of premium on investment securities	456	428
Loss on disposal of facilities and equipment	62	—
Asset impairment loss	—	2,073
Restructuring	75	18
Interest accrued on capital lease obligation	89	—
Amendment of exercise price for certain warrants	—	33
Stock-based compensation issued for services	364	219
Stock-based employee compensation	8,545	7,074
Change in operating assets and liabilities:
Prepaid expenses and other assets	24	186
Accounts payable	(457)	245
Accrued liabilities	(6,504)	(2,939)

Net cash used in operating activities	(24,276)	(35,491)

Cash flows from investing activities:
Proceeds from maturities of investment securities	31,296	53,676
Purchases of investment securities	(7,322)	(52,607)
Facilities and equipment purchases	(7)	(21)
Proceeds from disposals of equipment and facilities	58	112

Net cash provided by investing activities	24,025	1,160

Cash flows from financing activities:
Repayment of principal on note payable	(20,388)	(7,886)
Proceeds from stock options and warrants exercised	—	820
Repayment of capital lease obligation	(38)	(32)
Net proceeds from issuance of common stock and warrants	6,092	13,723
Decrease in restricted cash	123	—
Payment of preferred dividends	(192)	(500)

Net cash (used in) provided by financing activities	(14,403)	6,125

Net decrease in cash and cash equivalents	(14,654)	(28,206)
Cash and cash equivalents:
Beginning of period	15,938	44,144

End of period	$1,284	$15,938

Supplemental disclosure of non-cash financing activities:
Accrual of preferred dividend	$166	$500
Preferred dividends, in-kind	570	—
Increase in capital leases	—	1,485
Supplemental disclosure of cash paid during the period for:
Interest	$1,637	$1,746

See notes to the consolidated financial statements.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business Overview and Summary of Significant Accounting Policies

Overview

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of cancer therapeutics. The Company’s lead product candidate is picoplatin, a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies. Clinical studies to date suggest that picoplatin has an improved safety profile relative to existing platinum-based cancer therapies. The Company has completed a pivotal Phase 3 SPEAR (Study of Picoplatin Efficacy After Relapse) trial of picoplatin in the second-line treatment of patients with small cell lung cancer. This trial did not meet its primary endpoint of overall survival. The Company also has completed Phase 2 trials evaluating picoplatin as a first-line treatment of metastatic colorectal cancer and castration-resistant (hormone-refractory) prostate cancer and a Phase 1 study evaluating an oral formulation of picoplatin in solid tumors.

The accompanying consolidated financial statements include the accounts of Poniard Pharmaceuticals, Inc. and its wholly owned subsidiary, NeoRx Manufacturing Group, Inc. (the “Company”). All inter-company balances and transactions have been eliminated.

Liquidity and Financial Resources

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business for a reasonable period following the date of these financial statements. The Company has historically suffered recurring operating losses and negative cash flows from operations. As of December 31, 2010, the Company had net working capital of $3,601,000, an accumulated deficit of $438,943,000 and total shareholders’ equity of $8,453,000. The Company’s total cash, cash equivalents and investment securities balances, net of restricted cash of $158,000, was $4,330,000 at December 31, 2010. The Company has financed its operations to date primarily through the sale of equity securities, borrowings under debt instruments, technology licensing and collaborative agreements. The Company invests excess cash in investment securities that will be used to fund future operating costs. Cash used for operating activities for the year ended December 31, 2010 totaled $24,276,000.

In February 2011, the Company sold an aggregate of 9,444,116 shares of its common stock to Small Cap Biotech Value, Ltd. (“Small Cap Biotech”), pursuant to two draw downs under an equity line of credit facility with Small Cap Biotech dated December 20, 2010. Net proceeds of approximately $3,386,000 were received, after deducting offering costs of approximately $72,000. Taking into account the Company’s projected operating results, management believes that its current cash, cash equivalents and investment securities balances, including the net proceeds received from the February 2011 sales of common stock under the equity line of credit facility, will provide adequate resources to fund operations at least into the fourth quarter of 2011. However, given the uncertainties of outcomes from its strategic review process, there is no assurance that the Company can achieve its projected operating results.

On February 5, 2010, the Company implemented a restructuring plan to conserve capital resources, which reduced its workforce from 50 employees to 22 employees. On March 24, 2010, the Company announced that it was suspending its effort to seek regulatory approval for picoplatin in small cell lung cancer. The Company made this decision following a detailed analysis of primary and updated data from its Phase 3 trial and evaluation of the New Drug Application (“NDA”) process with the U.S. Food and Drug Administration (“FDA”). In conjunction with this action, the Company completed a second reorganization, further reducing its workforce

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

from 22 employees to 12 employees, effective April 30, 2010. The Company is now focusing its efforts on developing registration strategies for advancing picoplatin into pivotal clinical trials in colorectal, prostate, ovarian and small cell lung cancers and is continuing to explore partnering and other transactions to enable execution of these strategies. In March 2010, the Company engaged the investment banking firm of Leerink Swann LLC to conduct a comprehensive review of strategic alternatives aimed at supporting and optimizing the value of its picoplatin program to its shareholders. These alternatives could include a recapitalization, financing, merger, asset sale, partnership and/or licensing arrangement. The Company has no assurance that any particular alternative will be pursued or that any transaction will occur, or on what terms. The Company has completed internal preparation of potential registration strategies. However, the Company is not undertaking further significant picoplatin development activities while it explores its strategic alternatives.

Since its inception in 1984, the Company has dedicated substantially all of its resources to research and development. The Company has not generated any significant revenue from product sales to date and has operated at a loss in each year of its existence. The Company recorded a net loss of $30.1 million and $45.7 million for the years ended December 31, 2010 and 2009, respectively. The Company has dedicated substantially all of its resources in recent years to the development of picoplatin. The Company does not anticipate that picoplatin will be commercially available before 2014, if at all. The Company expects to incur additional operating losses and negative cash flows from operations for the foreseeable future. Clinical studies are inherently uncertain, and current and future trials of picoplatin may not confirm the results achieved in earlier clinical and preclinical studies. If picoplatin is not shown to be safe and effective, the Company will not receive the required regulatory approvals for commercial sale of such product.

The Company will require substantial additional capital to support its future operations and the continued development of picoplatin. The Company may not be able to obtain required additional capital and/or enter into strategic transactions on a timely basis, on terms that ultimately prove favorable to it, or at all. Conditions in the capital markets in general, and in the life science capital markets specifically, may affect the Company’s potential financing sources and opportunities for strategic transactions. Uncertainty about current global conditions and the current financial uncertainties affecting capital and credit markets may make it particularly difficult for the Company to obtain capital market financing or credit on favorable terms, if at all, or to attract potential partners or enter into other strategic relationships. Further, the Company has no assurance that any strategic transaction or financing would, once identified, be approved by its shareholders, if approval is required. The Company anticipates that any such transaction would be time-consuming and may require it to incur significant additional costs, even if not completed. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is seeking to address its liquidity needs by exploring strategic alternatives potentially available to it, including a merger with or acquisition by another company, the sale or licensing of the company assets, a partnership, or recapitalization of the company. In addition, the Company is continuously evaluating measures to reduce its costs and preserve additional capital. If the Company is unable to secure additional capital to fund working capital and capital expenditure requirements and/or complete a strategic transaction in a timely manner, it may be forced to explore liquidation alternatives, including seeking protection from creditors through the application of bankruptcy laws.

On June 20, 2010, the Company received a letter from The NASDAQ Stock Market (“NASDAQ”) stating that the minimum bid price of its common stock had been below $1.00 per share for 30 consecutive business days and that the Company was not in compliance with the minimum bid price requirement of The NASDAQ Global Market. The Company was provided an initial period of 180 calendar days, or until January 18, 2011 (the “initial compliance period”), to regain compliance. The Company transferred the listing of its common stock from The NASDAQ Global Market to The NASDAQ Capital Market on December 17, 2010, at which time it

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

was afforded the remainder of the initial compliance period. On January 19, 2011, the Company received a letter from NASDAQ notifying it that it had been granted an additional 180 calendar day period, or until July 18, 2011 (the “additional compliance period”), to regain compliance with the minimum bid price requirement. The additional time period was granted based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice to NASDAQ of its intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary. To regain compliance, the Company’s closing bid price of its common stock must meet or exceed $1.00 per share for at least ten consecutive business days during the additional compliance period. NASDAQ may, in its discretion, require the Company’s common stock to maintain a closing bid price of at least $1.00 for a period in excess of ten consecutive trading days, but generally no more than 20 consecutive business days, before determining that it has demonstrated an ability to maintain long-term compliance. If the Company does not demonstrate compliance by July 18, 2011, it will receive written notification from the NASDAQ Listing Qualifications Staff that its common stock will be delisted. At that time, the Company would have the right to appeal the determination to a NASDAQ Hearings Panel and provide a plan to regain compliance.

Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Expenses: Research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, clinical studies, external contract manufacturing costs for clinical trial drug product supplies, lab supplies, consulting, travel, and related overhead.

Cash Equivalents and Investment Securities: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents represent cash invested primarily in money market funds. The Company considers all investment securities to be available-for-sale. All securities are carried at fair value. The Company does not invest in derivative financial instruments. Unrealized losses and gains on investment securities are reported as a component of comprehensive income or loss and classified as other comprehensive income/(loss) in shareholders’ equity. The Company monitors investment securities for other-than-temporary declines in fair value and charges impairment losses to income when an other-than-temporary decline in estimated value occurs. Investment in cash equivalents and investment securities in both fixed and floating rate interest earning instruments carry a degree of credit risk. The Company’s exposure to losses as a result of credit risk is managed through investing primarily in securities with relatively short maturities of two years or less and in securities with variable interest rates. See Note 3 below for further discussion of investment securities.

Facilities and Equipment: Facilities and equipment are stated at acquired cost, less any charges for impairment, and are depreciated using the straight-line method over estimated useful lives of the assets as follows:

Years
Office furniture and fixtures	5 - 7
Computer equipment and software	3

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Leasehold improvements are depreciated using the straight-line method over the shorter of the assets’ estimated useful lives or the remaining lease term.

When assets are retired or otherwise disposed of the cost of the assets and related accumulated depreciation or amortization are removed from the accounts and any resulting gains or losses are reflected in the consolidated statement of operations at the time of disposition. Expenditures for additions and improvements to the Company’s facilities are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived and Intangible Assets: Long-lived assets, including facilities and equipment and intangible assets, including capitalized license payments for the Company’s picoplatin product candidate, are reviewed for possible impairment whenever significant events or changes in circumstances, including changes in the Company’s business strategy and plans, a significant decrease in market value, a significant change in asset condition, or a significant adverse change in regulatory and/or economic climate, indicate an impairment may have occurred. An impairment is indicated when the sum of the expected future undiscounted net cash flows identifiable to that asset or asset group is less than its carrying value. Impairment losses are determined from actual or estimated fair values, which are based on market values, net realizable values or projections of discounted net cash flows, as appropriate. The Company reviews long-lived and intangible assets on an as-needed basis to determine if there have been any adverse events or circumstances that would indicate an impairment exists. In particular, the value of the picoplatin intangible asset was reviewed as a result of negative results of clinical trials during 2009, with no impairment charge recorded. See Note 11 for additional details related to the Company’s picoplatin intangible asset. As discussed in Note 13, the Company recorded impairment charges on certain facilities and equipment related to restructuring activities during 2009, and as discussed in Note 8, during 2009 the Company recorded impairment charges on certain equipment related to commercial manufacturing arrangements.

Debt Issuance Costs: Costs incurred in connection with the securing of long-term bank loans and other long-term debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

Licensed Products: Licensed products represent an exclusive license to develop, manufacture and commercialize picoplatin, a platinum-based anti-cancer agent. Licensed products are amortized using the straight-line method over their estimated useful life of twelve years. The Company evaluates the recoverability of licensed products periodically and takes into account events or circumstances that might indicate that an impairment exists as discussed above under “Impairment of Long-Lived and Intangible Assets.” No impairment of licensed products was identified during 2010 or 2009. See Note 11 below for additional information.

Income Taxes: The Company accounts for income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and for operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount, if any, which is expected more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) accounting standards which prescribe a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provide guidance on various related matters such as de-recognition, interest and penalties, and disclosure. The Company has been in a net operating loss position since its inception and, by providing a full valuation allowance, has not recognized any tax benefits. The Company has adopted a policy whereby amounts

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

related to interest and penalties associated with tax matters are classified as additional income tax expense when incurred. Historically, the Company has not incurred any interest or penalties associated with tax matters and no interest or penalties were recognized during the years ended December 31, 2010 or 2009.

Net Loss Per Common Share: Basic and diluted loss per share are based on net loss applicable to common shares, which is comprised of net loss and preferred stock dividends in all periods presented. Shares used to calculate basic loss per share are based on the weighted average number of common shares outstanding during the period. Shares used to calculate diluted loss per share are based on the potential dilution that would occur upon the exercise or conversion of securities into common stock using the treasury stock method to the extent such common stock equivalents are not anti-dilutive. The computation of diluted net loss per share excludes the following options, restricted stock units and warrants to acquire shares of common stock for the years indicated because their effect would not be dilutive.

	2010	2009
Common stock options	5,341,000	5,606,000
Restricted stock units	2,641,000	561,000
Common stock warrants	4,765,000	5,085,000

Additionally, aggregate common shares of 14,966 and 39,015, issuable as of December 31, 2010 and 2009, respectively, upon conversion of the Company’s Series 1 convertible exchangeable preferred stock are not included in the calculation of diluted loss per share for 2010 and 2009 because the share increments would not be dilutive.

Share-Based Compensation: The Company has an incentive plan that rewards employees, directors and non-employee consultants with stock options and restricted stock units (“RSUs”). Share-based payments are accounted for in accordance with FASB accounting standards for equity instruments exchanged for services. Under the provisions of these standards, share-based compensation cost related to employee service is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). The fair value of share-based awards to non-employees is measured at the grant date and as of each subsequent reporting period until the counterparty’s performance is complete, and stock-based compensation expense is recognized for the fair value of the vested portion of the awards during each reporting period. See Note 10 below for further details on share-based compensation.

Concentration in the Available Sources of Supply of Materials: The Company relies on third parties to manufacture picoplatin active pharmaceutical ingredient (“API”) and finished drug product for its clinical trials and for its possible future commercialization activities. The Company’s API clinical supply agreement continues in effect until it is terminated by mutual agreement of the parties or by either party in accordance with its terms. The Company’s finished drug product clinical supply agreement terminated on December 31, 2010. The Company’s commercial API and finished drug supply agreements have initial terms ending in late 2013. The Company has no assurance that its current suppliers will be able to manufacture sufficient picoplatin API and/or finished drug product on a timely or cost-effective basis at all times in the future. The Company believes that there are other contract manufacturers with the capacity to manufacture picoplatin API and finished drug product.

Segment Reporting: The Company has one operating business segment, cancer therapeutics development.

Note 2. Fair Value Measurements

The Company categorizes assets and liabilities recorded at fair value in its consolidated balance sheets based upon the level of judgment associated with inputs used to measure their value. Fair value is defined as the

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value and then ranks the estimated values based on the reliability of the inputs used following the fair value hierarchy set forth by the FASB. The three levels of the FASB fair value hierarchy are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The determination of a financial instrument’s level within the fair value hierarchy is based on an assessment of the lowest level of any input that is significant to the fair value measurement. The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following tables present a summary of the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2010 and 2009 (in thousands):

	Fair Value Measurements as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Cash equivalents	$965	$965	$—	$—
Investment securities	3,046	—	3,046	—

	$4,011	$965	$3,046	$—

	Fair Value Measurements as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Cash equivalents	$15,447	$15,447	$—	$—
Investment securities	27,451	—	27,451	—

	$42,898	$15,447	$27,451	$—

As of December 31, 2010 and 2009, the Company’s cash equivalents and investment securities are recorded at fair value as determined through market prices and other observable and corroborated sources. At December 31, 2010, the cash equivalents balance consists of $965,000 in money market funds. Investment securities are comprised of corporate debt securities at December 31, 2010 and corporate debt securities and federal government and agency securities at December 31, 2009. See Note 3 below for further details on investment securities.

When the estimated fair value of a security is below its carrying value, the Company evaluates whether it is more likely than not that it will be required to sell the security before its anticipated recovery in market value and whether evidence indicating that the cost of the investment is recoverable within a reasonable period of time

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

outweighs evidence to the contrary. The Company also evaluates whether or not it intends to sell the investment. If the impairment is considered to be other-than-temporary, the security is written down to its estimated fair value. In addition, the Company considers whether credit losses exist for any securities. A credit loss exists if the present value of cash flows expected to be collected is less than the amortized cost basis of the security. Other-than-temporary declines in estimated fair value and credit losses are charged to investment income. The Company has not deemed it necessary to record any charges related to impairments or other-than-temporary declines in the estimated fair values of its marketable debt securities or credit losses as of December 31, 2010. All investment securities were in unrealized gain positions as of December 31, 2010.

Note 3. Investment Securities

The Company’s investment securities, consisting of debt securities, are classified as available-for-sale. Unrealized holding gains or losses on these securities are included in other comprehensive income/(loss) on the consolidated balance sheets. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income and other, net, in the consolidated statements of operations.

Investment securities consisted of the following at December 31, 2010 (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Type of security:
Corporate debt securities, with unrealized gains	$3,038	$8	$—	$3,046
Corporate debt securities, with unrealized losses	—	—	—	—

	$3,038	$8	$—	$3,046

Net unrealized gain			$8

Maturity:
Less than one year	$3,038			$3,046
Due in 1–2 years	—			—

	$3,038			$3,046

Investment securities consisted of the following at December 31, 2009 (in thousands):

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
Type of security:
Corporate debt securities, with unrealized gains	$12,608	$8	$—	$12,616
Corporate debt securities, with unrealized losses	5,565	—	(13)	5,552
Federal government and agency securities, with unrealized gains	1,509	1	—	1,510
Federal government and agency securities, with unrealized losses	7,786	—	(13)	7,773

	$27,468	$9	$(26)	$27,451

Net unrealized loss			$(17)

Maturity:
Less than one year	$23,199			$23,198
Due in 1–2 years	4,269			4,253

	$27,468			$27,451

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Facilities and Equipment

Facilities and equipment consisted of the following (in thousands):

	December 31,
	2010	2009
Office furniture and fixtures	$161	$681
Computer equipment and software	555	659
Leasehold improvements	78	78

	794	1,418
Less: accumulated depreciation	(745)	(1,199)

Total	$49	$219

Certain facilities and equipment for the Company’s lab in South San Francisco, CA, were deemed to be impaired during 2009. Additionally, the Company recognized impairment on dedicated manufacturing equipment in 2009. Refer below to Note 13 and Note 8, respectively, for details on the impaired assets. Depreciation expense on facilities and equipment totaled $98,000 and $255,000 for the years ended December 31, 2010 and 2009, respectively.

Note 5. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2010	2009
Clinical trials	$138	$6,550
Accrued expenses	716	803
Compensation	176	326
Severance	194	—

	$1,224	$7,679

Note 6. Note Payable

On September 2, 2008, the Company entered into an Amended and Restated Loan and Security Agreement (“loan agreement”), with GE Business Financial Services Inc. and Silicon Valley Bank. The loan agreement amended and restated in its entirety the earlier loan and security agreement dated as of October 25, 2006, with the lenders, pursuant to which the Company obtained a $15,000,000 capital loan that was to mature on April 1, 2010.

The loan agreement provided for a $27,600,000 senior secured term loan facility (“loan facility”) that consisted of an initial term loan advance in the amount of $17,600,000 and a second term loan advance in the amount of $10,000,000, which was fully funded on September 30, 2008. The advances under the loan facility were repayable over 42 months, commencing on October 1, 2008. Interest on the advances was fixed at 7.8% per annum. Final loan payments in the amounts of $1,070,000 and $900,000 were due upon maturity or earlier repayment of the loan advances. All final payment amounts were accreted to the note payable balance over the term of the loan facility using the effective interest rate method and reflected as additional interest expense. The loan facility was secured by a first lien on all of the non-intellectual property assets of the Company.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On December 20, 2010, the Company voluntarily prepaid $12,353,000 of aggregate principal, interest and fees due under the loan facility. The payoff amount reflects approximately $9,857,000 of aggregate outstanding principal and accrued but unpaid interest as of December 20, 2010, approximately $480,000 remaining interest due to be paid in the future, and the aggregate final payment of $1,970,000. The prepayment discharged the Company’s material liabilities and obligations under the loan facility which terminated, along with the security interests of the lenders, on the prepayment date.

Note 7. Common Stock Purchase Agreements

On December 20, 2010, the Company entered into an equity line of credit facility with Small Cap Biotech Value, Ltd. (“Small Cap Biotech”), pursuant to which Small Cap Biotech committed to purchase from the Company up to $10,000,000 worth of shares of the Company’s registered common stock, subject to a maximum aggregate limit of 9,444,116 common shares, which is equal to one share less than 20% of the Company’s outstanding common shares on the closing date of the facility, the trading market limit, less 221,218 shares issued to Small Cap Biotech as a commitment fee. The facility provided that the Company could, from time to time, at its sole discretion, present Small Cap Biotech with draw down notices to purchase Company common stock at a price equal to the daily volume weighted average price of the Company common shares on each day during the draw down period on which shares were purchased, less a discount ranging from 6.0% to 7.0%, based on the trading price of the Company’s common stock. On February 9, 2011, the Company completed a draw down and sale of 4,914,632 shares of common stock, at a price of approximately $0.39 per share, for net proceeds of approximately $1,850,000. On February 25, 2011, the Company completed a second draw down and sale of 4,529,484 shares of common stock, at a price of approximately $0.34 per share, for net proceeds of approximately $1,536,000. With the closing of the second draw, the Company had sold all of the 9,444,116 common shares available for issuance under the equity line and the facility, by its terms, automatically terminated on that date.

On February 23, 2010, the Company entered into an equity line of credit facility with Commerce Court Small Cap Value Fund, Ltd. (“Commerce Court”). The facility provided that, upon the terms and subject to the conditions therein, Commerce Court was committed to purchase up to $20,000,000 worth of shares of the Company’s registered common stock over approximately 18 months; provided, however, that in no event may the Company issue more than 8,423,431 shares of common stock, which is equal to one share less than 20% of the Company’s outstanding common shares on the closing date of the facility, the trading market limit, less 121,183 shares issued to Commerce Court as a commitment fee. The facility provided that the Company could, from time to time, at its sole discretion, present Commerce Court with draw down notices to purchase Company common stock at a price equal to the daily volume weighted average price of the Company’s common shares on each date during the draw down period on which shares were purchased, less a discount ranging from 3.125% to 5.0%, based on the trading price of the Company’s common stock. On March 15, 2010, the Company completed a draw down and sale of 4,229,000 shares of common stock, at a price of approximately $1.49 per share, to Commerce Court under the equity line of credit facility. Net proceeds of approximately $6,092,000 were received, after deducting offering costs of approximately $228,000. On December 20, 2010, immediately preceding the Company’s entry into the Small Cap Biotech agreement discussed above, the Company and Commerce Court mutually agreed to terminate this equity line of credit facility. The Company did not incur any penalties in connection with such early termination.

On August, 19, 2009, the Company entered into an equity line of credit facility with Azimuth Opportunity Ltd. (“Azimuth”), as amended by Amendment 1 dated November 20, 2009, which provided that, upon the terms and subject to the conditions set forth therein, Azimuth was committed to purchase up to $60,000,000 worth of shares of the Company’s common stock over the 18-month term; provided, however, that in no event may the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company issue more than 6,955,606 shares of common stock, the trading market limit under the facility. On November 23, 2009, the Company completed a draw down and sale of 3,465,878 shares of common stock, at a price of approximately $2.15 per share, to Azimuth under the equity line of credit facility. Net proceeds of approximately $7,284,000 were received, after deducting offering costs of approximately $163,000. On December 22, 2009, the Company completed a second draw down and sale of 3,489,728 shares of common stock, at a price of approximately $1.87 per share, to Azimuth under the equity line of credit facility. Net proceeds of approximately $6,439,000 were received, after deducting offering costs of approximately $90,000. With the completion of the second draw, the Company sold to Azimuth the maximum aggregate number of shares that could be sold under the trading market limit. As a consequence of reaching the trading market limit, the equity line of credit facility automatically terminated by its terms on December 22, 2009.

Note 8. Commitments and Contingencies

The Company entered into an API commercial supply agreement with W.C. Heraeus (“Heraeus”) in March 2008. Under this agreement Heraeus will produce picoplatin API to be used for preparing picoplatin finished drug product for commercial use. Manufacturing services are provided on a purchase order, fixed-fee basis, subject to certain purchase price adjustments and minimum quantity requirements. The costs to Heraeus for the purchase and set-up of dedicated manufacturing equipment (“equipment”) as required under the commercial supply agreement will be repaid by the Company in the form of a surcharge on an agreed upon amount of the picoplatin API ordered and delivered on or before December 31, 2013. If the Company orders and takes delivery of less than the agreed upon amount of picoplatin API through December 31, 2013, it will be obligated to pay the balance of the equipment cost as of that date. Heraeus completed construction of the equipment as of December 31, 2009, at a total cost of approximately $1,485,000. The Company determined that the equipment should be accounted for as a capital lease and accordingly recognized an asset and long-term obligation for the equipment of $1,485,000 on its consolidated balance sheet as of December 31, 2009. The Company will reflect the surcharge payments as reductions to the capital lease balance outstanding, and will accrete a finance charge to interest expense as specified under the agreement at a rate of 8% per annum. The capital lease obligation as of December 31, 2010, is $1,574,000, including accreted finance charge. The Company does not anticipate utilizing the dedicated equipment before 2012 and has, therefore, classified the obligation as long-term. Future minimum payments for the obligation as of December 31, 2010 are approximately $1,841,000. Because payments are determined based on the production of commercial supplies, which have been delayed, the Company is not able to identify payment totals for each of the years after December 31, 2010, but assumes that the entire amount of $1,841,000 will be paid no later than December 31, 2013. Due to the delay in the Company’s plans for the commercialization of picoplatin, which it does not anticipate will occur before 2014, if at all, the Company determined that its capital lease asset for equipment under the Heraeus agreement was impaired as of December 31, 2009 and, therefore, recognized an impairment charge of $1,485,000 in the consolidated statement of operations for 2009.

The Company leases the office space for its principal locations under various leasing arrangements. The Company’s headquarters are located in San Francisco, California, where it rents approximately 1,500 square feet of office space under a one year cost sharing agreement with VIA Pharmaceuticals, Inc., effective September 2010. This lease is cancelable upon 30 days prior notice. Base rent for this lease is approximately $5,200 per month.

Prior to September 2010, the Company was headquartered in South San Francisco where it leases approximately 17,000 square feet of office space under a lease agreement that expires on July 10, 2011. Base rental payments under this lease are approximately $56,400 per month as of December 31, 2010. On February 12, 2010, the Company entered into a sublease agreement with Veracyte, Inc., pursuant to which Veracyte leased from the Company, effective March 1, 2010, approximately 11,000 square feet of the Company’s South

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

San Francisco office space. Base rent for this subleased space was $17,600 per month. On September 1, 2010, the subleased space expanded to encompass the entire 17,000 square feet of office space. After delivery of this expanded sublease space, base rent increased to $28,124 per month through expiration of the lease on July 10, 2011. The Company’s sublease with Veracyte does not modify or limit the terms and conditions of the Company’s original lease with the landlord, or waive any rights or remedies of the landlord, except that the landlord releases the Company from obligations under the original lease to remove alterations or repair or restore the office space upon expiration of the original lease or following a casualty occurring during the term of the original lease.

The Company also leases approximately 3,800 square feet of office space in Seattle, Washington under a one year lease effective November 2010. This lease is cancelable upon 30 days prior notice. Base rent for this space is approximately $7,300 per month. Prior to November 2010, the Company leased approximately 21,000 square feet of office space in the same building under an amended lease that was to expire December 31, 2010, with a monthly base rent of $45,000. This lease was terminated by mutual agreement of the Company and the landlord effective November 24, 2010.

The Company has operating leases for office equipment in both the San Francisco and Seattle locations, including a non-cancelable operating lease which expires November 2012. Base rent expense under this non-cancelable lease is approximately $4,000 per year.

Upon subleasing in September 2010 the former corporate headquarters in South San Francisco in its entirety, the Company ceased using that space and recorded a $0.3 million lease exit accrual based on the remaining lease rentals, adjusted for the effects of deferred rent and reduced by expected sublease rental income from Veracyte. Other than the South San Francisco facility lease exit accrual, the Company recognizes rent expense on a straight-line basis over the term of each lease, including any periods of free rent. Total lease expense, net of expected future sublease rental income, was approximately $1,288,000 and $1,399,000 for the years 2010 and 2009, respectively. Minimum lease payments under non-cancelable operating leases as of December 31, 2010 were as follows (in thousands):

Year
2011	$359
2012	4
Thereafter	—

Total minimum lease payments	$363

The Company had restricted cash of $158,000 and $281,000 at December 31, 2010 and 2009, respectively, in the form of certificates of deposit. The certificates of deposit serve as collateral for standby letters of credit issued by Silicon Valley Bank on behalf of the Company.

Note 9. Shareholders’ Equity

Common Stock Transactions: In 2010, the Company issued 4,350,183 shares of common stock under an equity line of credit facility with Commerce Court and 221,218 shares of common stock under an equity line of credit facility with Small Cap Biotech. In 2009, the Company issued 6,955,606 shares of common stock under an equity line of credit facility with Azimuth. See Note 7 above for further details on the equity line of credit facilities and stock transactions under these facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During November 2009, the Company issued approximately 63,000 shares of common stock upon the exercise of warrants issued in conjunction with 2006 financing activities. The exercise was for approximately 214,000 underlying shares of common stock, net of equivalent shares at market to cover the total exercise price. The Company also issued approximately 82,000 shares of common stock to Silicon Valley Bank upon the exercise of warrants issued in connection with the Company’s 2006 and 2008 loan facilities as discussed in Note 6 above. The exercise was for approximately 197,000 underlying shares of common stock, net of equivalent shares at market to cover the total exercise price.

The Company received net proceeds from the issuance of shares of common stock related to the exercise of employee stock options in the year ended December 31, 2009. There were no option exercises in the year ended December 31, 2010. Refer to Note 10 for further details on option exercises and share-based compensation.

In 2010, the Company issued approximately 1,432,000 shares of common stock upon the vesting of RSUs awarded to employees and 85,000 shares of common stock upon the vesting of RSUs awarded to a non-employee consultant. In 2009, the Company issued approximately 88,000 shares of common stock upon the vesting and release of RSUs awarded to employees. Each RSU converted to one share of common stock. See Note 10 for further details on share-based compensation.

Preferred Stock Transactions: The Company had 205,340 shares of Series 1 Convertible Exchangeable Preferred Stock (“Series 1 preferred stock”) outstanding at December 31, 2009. On February 6, 2010, the Company issued 379,956 shares of its common stock to an institutional shareholder in exchange for the shareholder’s delivery to the Company of 126,572 shares of the Company’s outstanding Series 1 preferred stock. The shareholder approached the Company with the proposed exchange transaction and the final terms of the exchange were determined by arms-length negotiation between the parties. A portion of the common stock issued by the Company in the exchange was in addition to the number of shares that were calculable under the exchange provisions of the Series 1 preferred stock designation of rights in the Company’s articles of incorporation. This portion was accounted for by the Company as an in-kind dividend, the fair value of which is approximately $570,000. The Series 1 preferred stock shares reacquired by the Company in the exchange were returned to the Company’s pool of authorized but unissued shares of preferred stock. Following the exchange and as of December 31, 2010, there were 78,768 shares of Series 1 preferred stock outstanding.

Holders of the Series 1 preferred stock are entitled to receive an annual cash dividend of $2.4375 per share, if declared by the Company’s board of directors, payable semi-annually on June 1 and December 1. Dividends are cumulative. Each share of Series 1 preferred stock is convertible into 0.19 share of common stock, subject to adjustment in certain events. The Series 1 preferred stock is redeemable at the option of the Company at $25.00 per share. Holders of Series 1 preferred stock have no voting rights, except in limited circumstances. Dividends of approximately $192,000 were paid in 2010 and $500,000 in 2009.

The Company’s board of directors may, without further action by the shareholders, issue preferred stock in one or more series and fix the rights and preferences thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series.

Warrants: The Company had outstanding warrants to purchase an approximate aggregate of 4,765,000 and 5,085,000 shares of the Company’s common stock as of December 31, 2010 and 2009, respectively. The weighted average exercise price of warrants outstanding was $4.51 and $4.83 per share for 2010 and 2009, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The detail of the warrants outstanding as of December 31, 2010 and 2009 is as follows (in thousands, except exercise price):

					Warrants Outstanding at
	Issuance Date	Expiration Date	Exercise Price	Exercise Dates	December 31,
					2009	Exercised	Expired	2010

Bank loan
Lenders	9/2008	9/2018	2.00	—	110	—	—	110	(1)
Lenders	10/2006	10/2011	2.00	—	87	—	—	87	(1)

2006 financing
Investors	4/2006	4/2011	4.62	—	4,036	—	—	4,036	(2)
Investors (bridge notes)	2/2006	2/2011	4.62	—	393	—	—	393	(2)
Placement Agent	4/2006	4/2011	4.62	—	139	—	—	139	(2)

2005 financing
Investors	3/2005	9/2010	9.54	—	278	—	(278)	—
Placement Agent	3/2005	9/2010	9.54	—	42	—	(42)	—

					5,085	—	(320)	4,765

(1)	See Note 6 for additional details.
(2)	Issued in connection with the bridge notes that were issued as part of the 2006 financing.

Note 10. Share-based Compensation

As of December 31, 2010, the Company’s Amended and Restated 2004 Incentive Compensation Plan (the “2004 Plan”) was the only equity compensation plan under which equity awards were available for grant. The Company’s Restated 1994 Stock Option Plan (the “1994 Plan”) terminated on February 17, 2004, and no further options can be granted under that plan. Although no Company securities are available for issuance under the 1994 Plan, options granted prior to termination of that plan continue in effect in accordance with their terms.

The 2004 Plan, as amended and restated on June 9, 2010, authorizes the Company’s board of directors or a committee appointed by the board of directors to grant share-based awards for an approximate aggregate 10,938,000 shares of common stock. The 2004 Plan contains an evergreen provision pursuant to which the number of shares available under the plan automatically increases each year, beginning in 2008, according to certain limits set forth in the plan. The approximate aggregate of 10,938,000 shares reflects an increase of approximately 2,104,000 shares on January 1, 2010, an increase of approximately 1,734,000 shares on January 1, 2009 and an increase of approximately 1,733,000 shares on January 1, 2008, pursuant to the operation of the evergreen provision. Additionally, the approximate aggregate 10,938,000 shares reflects an increase of 1,200,000 shares effective June 9, 2010, as approved by the shareholders at the 2010 annual meeting of shareholders.

The 2004 Plan allows for the issuance of incentive stock options, nonqualified stock options, restricted stock and RSUs to employees, officers, directors, agents, consultants, advisors and independent contractors of the Company, subject to certain restrictions. All option grants expire ten years from the date of grant, except in the event of earlier termination of employment or service. Option grants to employees with less than one year of service generally become exercisable at a rate of 25% after one year from the grant date and then in monthly increments at a rate of 1/36th of the remaining balance over the following three years. Option grants to employees with at least one year of service and employees receiving promotions generally become exercisable at a rate of 1/48th per month over four years from the grant date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period, generally the vesting period of the equity grant. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of each option award granted. The Company recorded expense for share-based compensation, not including expense for awards granted to non-employee consultants, for the periods presented as follows (in thousands):

	Years Ended December 31,
	2010	2009
Research and development expense	$2,109	$2,253
General and administrative expense	6,436	4,821

Total	$8,545	$7,074

The share-based compensation expense for the twelve months ended December 31, 2010 includes the grant of a stock option during the first quarter of 2010 to a Company officer to purchase an aggregate of 500,000 shares of common stock that vests over a four year period. Share-based compensation expense for the twelve months ended December 31, 2009 includes the grant of a stock option during the first quarter of 2009 to a Company officer to purchase an aggregate of 200,000 shares of common stock that vests over a four year period. This officer’s employment was terminated in August 2010, at which time the unvested options were cancelled in accordance with the 2004 Plan.

Certain options granted to Company officers during 2006 and 2007 vest 50% in equal monthly installments over four years from the date of grant and vest another 50% on the seven-year anniversary of the date of grant, subject to accelerated vesting of up to 25% of such portion of the options, based on the Company’s achievement of annual performance goals established under its annual incentive plan, at the discretion of the equity awards subcommittee of the Company’s board of directors. Based on the overall achievement of corporate goals in 2009, the equity awards subcommittee accelerated vesting with respect to 25% of the shares subject to the seven-year vesting schedule in the first quarter of 2010. There was no acceleration of option vesting in 2009. As of December 31, 2010, the cumulative accelerated vesting for the portions of options subject to the seven-year vesting schedule equals 85% of such portions of options granted in 2006 and 65% of the such portions of options granted in 2007.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option pricing model. This fair value is amortized on a straight-line basis over the requisite service periods for the grants, which is generally the vesting period. The remaining unrecognized compensation cost related to unvested options at December 31, 2010, was approximately $2,040,000 and the weighted-average period of time over which this cost will be recognized is approximately 1.8 years. The Company uses historical data, and other related information as appropriate, to estimate the expected price volatility, the expected life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted-average fair value per share of the Company’s stock options granted to employees was estimated to be $1.16 and $2.68 for the years ended December 31, 2010 and 2009, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years ended December 31,
	2010	2009
Expected term (in years)	5.0	5.9
Risk-free interest rate	2.22%	2.32%
Expected stock price volatility	95%	95%
Expected dividend rate	0%	0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company issues previously authorized but unissued shares of common stock upon exercise of stock options. A summary of option activity as of December 31, 2010 and changes during the two years then ended are as follows (shares and intrinsic value in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2008	5,893	$6.10	7.9	$103

Granted	395	3.53
Exercised	(202)	4.06
Forfeited/cancelled/expired	(480)	5.74

Outstanding at December 31, 2009	5,606	6.02	7.0	$33

Exercisable at December 31, 2009	3,363	7.06	6.4	$7

Granted	505	1.60
Exercised	—	—
Forfeited/cancelled/expired	(770)	4.93

Outstanding at December 31, 2010	5,341	5.76	5.7	$—

Exercisable at December 31, 2010	4,249	$6.41	5.1	$—

Information relating to stock options outstanding and exercisable at December 31, 2010 is as follows (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.60 – $1.78	947	7.8	$1.68	263	$1.78
2.02 – 4.18	1,044	4.8	3.78	939	3.76
4.30 – 5.98	1,001	5.4	5.31	901	5.36
6.00 – 6.87	1,206	6.1	6.75	1,081	6.75
6.93 – 8.14	891	5.4	7.76	813	7.73
12.12 – 48.38	252	2.6	19.20	252	19.20

	5,341	5.7	5.76	4,249	6.41

In connection with various consulting and service contracts, the Company has granted stock options to non-employees. The fair value of these options is re-measured quarterly using the Black-Scholes option pricing model and the total value of the stock options is recognized as expense over the service period. Stock options to purchase 1,000 shares of common stock were granted to non-employees during 2009. There were no options granted to non-employees in 2010. The Company recorded compensation expense of $420,000 and $88,000 during 2010 and 2009, respectively, for non-employee options. The $420,000 expense in 2010 includes the effect of the change in status of former employees to substantive consultants.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash proceeds and intrinsic value related to total stock options exercised during the years ended December 31, 2010 and 2009 are provided in the following table (in thousands):

	Years Ended December 31,
	2010	2009
Proceeds from stock options exercised	$—	$820
Intrinsic value of stock options exercised	$—	$702

The Company’s share-based compensation expense also includes RSUs awarded to employees and non-employee consultants. Each RSU represents a contingent right to receive one share of common stock upon vesting and all RSU awards are subject to forfeiture or acceleration under certain conditions per the terms of their agreements. The table below summarizes RSU activity and awards outstanding for the years ended December 31, 2010 and 2009 (RSUs in thousands):

	Restricted Stock Units (RSUs)									Weighted Average Grant Date Fair Value per RSU
Award Date	Unvested as of December 31, 2008	Awarded	Vested	Forfeited	Unvested as of December 31, 2009	Awarded	Vested	Forfeited	Unvested as of December 31, 2010
06/09/2010	—	—	—	—	—	961	—	(125)	836	$0.83	(A)
04/20/2010	—	—	—	—	—	15	(15)	—	—	1.20	(B)
04/09/2010	—	—	—	—	—	587	—	(37)	550	1.14	(C)
02/04/2010	—	—	—	—	—	2,354	(2,223)	(131)	—	1.54	(D)
12/08/2009	—	15	—	—	15	—	—	(15)	—	2.30	(E),(J)
10/06/2009	—	100	—	—	100	—	(25)	—	75	7.27	(F)
07/23/2009	—	290	—	(14)	276	—	(263)	(13)	—	7.34	(G)
07/11/2009	—	170	—	—	170	—	(85)	—	85	6.60	(H),(J)
10/31/2008	92	4	(88)	(8)	—	—	—	—	—	3.13	(I)

Total RSUs	92	579	(88)	(22)	561	3,917	(2,611)	(321)	1,546

(A)	On June 9, 2010, the Company awarded an approximate aggregate of 711,000 RSUs to non-employee directors of the Company. The fair value of the RSU award was $0.83 per unit, or approximately $590,000 in total, based upon the closing market price of the Company’s common stock on the award date. These RSUs vest 50% annually over a two year period. Additionally, on this date the Company awarded 250,000 RSUs to an officer of the Company. The total fair value of this RSU award was approximately $208,000 based upon the closing market price of the Company’s common stock on the award date. These RSUs vest 25% annually over four years with 50% of the award subject to achievement of a specific performance goal.
(B)	On April 20, 2010, the Company awarded 15,000 RSUs to an officer of the Company. The fair value of the RSU award was $1.20 per unit, or $18,000 in total, based upon the closing market price of the Company’s common stock on the award date. The RSUs vested in two 50% installments during 2010 based upon the achievement of certain performance objectives.
(C)	On April 9, 2010, the Company awarded an aggregate of 523,000 RSUs to officers and an approximate aggregate of 64,000 RSUs to non-officer employees. The fair value of the RSU awards was $1.14 per unit, or approximately $669,000 in total, based upon the closing market price of the Company’s common stock on the award date. The RSUs vest 50% annually over a two year period.
(D)

On February 4, 2010, the Company awarded an approximate aggregate of 1,251,000 RSUs to officers and an approximate aggregate of 1,103,000 RSUs to non-officer employees as an incentive for future performance. The fair value of the RSU awards was $1.54 per unit, or approximately $3,626,000 in total, based upon the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

closing market price of the Company’s common stock on the award date. Per the terms of the RSU agreements, the RSUs vested on December 31, 2010, subject to earlier acceleration upon termination of employment by the Company without cause. Due to the Company’s restructuring that was effective April 30, 2010 (see Note 13 for further discussion), approximately 965,000 RSUs became fully vested on April 30, 2010. Approximately 189,000 RSUs vested August 6, 2010, upon the termination of employment of a Company officer. The remaining RSUs which vested December 31, 2010, approximately 1,069,000 shares, were released in January 2011.
(E)	On December 8, 2009, the Company awarded 15,000 RSUs to a non-employee consultant. The RSUs were to vest in two 50% installments based upon the achievement of certain performance goals. The award was cancelled by its terms in the first quarter of 2010 upon the termination of the consulting relationship.
(F)	On October 6, 2009, the Company awarded 100,000 RSUs to an officer of the Company. The fair value of the RSU award was $7.27 per unit, or $727,000 in total, based upon the closing market price of the Company’s common stock on the award date. The RSUs vest 25% annually over four years. Twenty-five percent of this award vested October 2010; however, the shares were not released until 2011.
(G)	On July 23, 2009, the Company awarded approximately 290,000 RSUs to non-officer employees as an incentive for future performance. The fair value of the RSUs was $7.34 per unit, or approximately $2,132,000 in total, based upon the closing market price of the Company’s common stock on the award date. The vesting schedule for these awards was based upon the achievement of certain performance milestones during 2010, subject to acceleration upon termination of employment by the Company without cause. Due to the Company’s restructuring on February 5, 2010 (see Note 13 for further discussion), of these RSUs, approximately 130,000 became fully vested for terminated employees by action of the underlying RSU agreements and approximately 133,000 became fully vested by action of the Company’s board of directors.
(H)	On July 11, 2009, the Company awarded 170,000 RSUs to a non-employee consultant. The award vested 50% on July 11, 2010 and the remaining 50% is scheduled to vest on July 11, 2011.
(I)	On October 31, 2008, the Company awarded approximately 92,000 RSUs to certain non-officer employees as an incentive for future performance. An additional 4,000 RSUs were awarded to non-officer employees in 2009 under this incentive plan. The average fair value of the RSUs was $3.13 per unit, or approximately $299,000 in total, based upon the closing market price of the Company’s common stock on the award dates. Vesting of the RSUs occurred in 2009 in three installments of 20%, 20% and 60% based upon the achievement of certain performance goals.
(J)	RSUs awarded to non-employee consultants. For share-based compensation expense, these awards are revalued to the underlying market price of the Company’s common stock as of each reporting period.

RSU expense is recognized on a straight-line basis from the grant date through the estimated respective vesting dates. The remaining unrecognized compensation cost related to unvested RSUs at December 31, 2010, was approximately $1,436,000 and the weighted-average period of time over which this cost will be recognized is approximately 1.5 years.

As of December 31, 2010, there were approximately 950,000 shares of common stock available for issuance as new equity awards under the 2004 Plan. As of January 1, 2011, approximately 2,428,000 additional shares of common stock became available under the 2004 Plan due to the automatic annual increase under the evergreen provision. Accordingly, as of January 1, 2011, an aggregate of 3,378,000 shares of common stock were available for issuance as new equity awards under the 2004 Plan.

No income tax benefit has been recorded for share-based compensation expense as the Company has recorded a full valuation allowance and management has concluded it is more likely than not that the Company’s net deferred tax assets will not be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11. Picoplatin License and Amendment

The Company has entered into an exclusive worldwide license, as amended, with Genzyme Corporation (successor to AnorMED, Inc.) for the development and commercial sale of picoplatin. Under that license, the Company is solely responsible for the development and commercialization of picoplatin. Genzyme retains the right, at the Company’s cost, to prosecute its patent applications and maintain all licensed patents. The parties executed the license agreement in April 2004, at which time the Company paid a one-time up-front payment of $1,000,000 in common stock and $1,000,000 in cash. The original agreement excluded Japan from the licensed territory and provided for $13,000,000 in development and commercialization milestones, payable in cash or a combination of cash and common stock, and a royalty rate of up to 15% on product net sales after regulatory approval. The parties amended the license agreement on September 18, 2006, modifying several key financial terms and expanding the licensed territory to include Japan, thereby providing the Company worldwide rights. In consideration of the amendment, the Company paid Genzyme $5,000,000 in cash on October 12, 2006 and an additional $5,000,000 in cash on March 30, 2007. The amendment eliminated all development milestone payments to Genzyme. Genzyme remains entitled to receive up to $5,000,000 in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduced the royalty payable to Genzyme to a maximum of 9% of annual net product sales and eliminated the sharing of sublicense revenues with Genzyme.

The Company accounted for all payments made in consideration of the picoplatin license, as amended, by capitalizing them as an intangible asset. The Company’s capitalization of the total $12,000,000 of picoplatin license payments is based on the Company’s reasonable expectation at the time of acquisition and through the date of the amendment that the intravenous formulation of picoplatin, as it existed at the time of the acquisition of the picoplatin license and the license amendment, would be used in research and development (“R&D”) projects and, therefore, had alternative future uses in the treatment of different cancer indications. At the time of acquisition, the Company planned to use intravenous picoplatin in a Phase 2 clinical trial in patients with small cell lung cancer and reasonably expected that the intravenous formulation could be used in additional, then identifiable R&D projects in the form of clinical trials for other solid tumor cancer indications, such as prostate and colorectal cancers.

The Company, at the time of acquisition of the picoplatin license, reasonably anticipated using intravenous picoplatin in clinical trials that could be conducted during the remaining term of the primary patent, which is active through 2016. The Company concluded that the twelve years remaining for the primary patent term was the appropriate useful life for the picoplatin intangible asset and is amortizing the initial $2,000,000 license payment over this twelve-year useful life beginning in April 2004. The Company concluded that no change in the twelve-year useful life of the picoplatin intangible asset occurred as a result of the 2006 license amendment and is, therefore, continuing to amortize the initial $2,000,000 license payment over the twelve-year useful life and is amortizing the license amendment payment of $10,000,000 over the remainder of the twelve-year useful life of the picoplatin intangible asset.

The Company reviews its long-lived assets for possible impairment whenever significant events indicate such impairment may have occurred. In November 2009, the Company announced that its pivotal Phase 3 SPEAR trial of picoplatin in the second-line treatment of patients with small cell lung cancer did not meet its primary endpoint of overall survival. The Company considers this event to be a trigger for testing its picoplatin intangible asset for possible impairment; however, upon review of the expected future undiscounted net cash flows identifiable to the picoplatin license, the Company determined that the picoplatin intangible is recoverable and that no impairment occurred. The Company continues to believe that the picoplatin intangible is recoverable as of December 31, 2010.

Licensed products consists of the picoplatin amortizable intangible asset with a gross amount of $12,000,000 less accumulated amortization of approximately $5,623,000 and $4,408,000 at December 31, 2010

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and 2009, respectively. The Company recognized amortization expense of $1,215,000 in each of the years ended December 31, 2010 and 2009. The estimated annual amortization expense for licensed products is approximately $1,215,000 for each of the years 2011 through 2015.

Note 12. Income Taxes

Temporary differences and carryforwards giving rise to deferred tax assets (liabilities) were as follows (in thousands):

	December 31,
	2010	2009
Net operating loss carryforwards	$56,789	$45,777
Research and experimentation credit carryforwards	3,540	2,932
Capitalized research and development	20,091	22,771
Stock compensation	5,109	4,569
Property and equipment	39	191
Other	3,206	3,287

Net deferred tax assets	88,774	79,527

Deferred tax assets valuation allowance	(88,774)	(79,527)

Net deferred income taxes	$—	$—

The Company has established a valuation allowance equal to the amount of its net deferred tax assets because the Company has not had taxable income since its inception and significant uncertainty exists regarding the ultimate realization of its deferred tax assets. Accordingly, no tax benefits have been recorded in the accompanying statements of operations. The valuation allowance increased $9,247,000 in 2010 and $14,489,000 in 2009.

The Company’s total tax provision of zero differs from the expected tax benefit calculated as a product of the federal statutory rate of 34% and the book loss by approximately $10,217,000 primarily due to permanent differences such as meals and entertainment expense, the research and experimentation credit, and stock option adjustments, as well as the change in the Company’s valuation allowance.

In April 2006, the Company experienced a significant change to its capital structure which resulted in an ownership change, as defined under Section 382 of the Internal Revenue Code (“IRC”). Consequently, the amount of net operating loss carryforwards and research and experimentation credit carryforwards available to be used in future years are limited under IRC Sections 382 and 383, respectively (“Section 382/383 limitation”). The preliminary calculation of this limitation, as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2008, resulted in the loss of approximately $93,300,000 (approximately $31,700,000 in tax benefits) of the Company’s net operating loss carryforwards. The preliminary calculation of the Section 383 limitation, which was not revised, resulted in the loss of approximately $9,100,000 of the Company’s research and development credit carryforwards.

During 2009, the Company performed an additional analysis of the Section 382 limitation and revised the amount of net operating loss carryforwards that would be lost to approximately $96,900,000 (approximately $32,900,000 in tax benefits). Accordingly, the deferred tax asset and related valuation allowance associated with these carryforwards were reduced in 2006 initially by approximately $40,800,000 and by a revised amount of approximately $41,700,000 as of December 31, 2009. In 2010, the Company performed an updated analysis through December 31, 2010, and determined there was no change of ownership pursuant to Section 382.

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2010, the Company has total net operating loss carryforwards of approximately $167,025,000 for federal taxes (net of the impact of the above referenced change in ownership under IRC Section 382) and approximately $29,204,000 for state taxes, which expire from 2011 through 2030 and from 2016 through 2030, respectively. Research and experimentation credits expire from 2011 to 2030. Future changes in the Company’s ownership could result in additional limitations on the Company’s ability to utilize its remaining net operating loss carryforwards and research and experimentation credit carryforwards.

Approximately $20,916,000 of the Company’s federal net operating loss carryforwards at December 31, 2010, result from deductions associated with the exercise of non-qualified employee stock options, the realization of which would result in a credit to shareholders’ equity.

The Company accounts for uncertain tax provisions as required under financial accounting rules issued by the FASB. Due to the Company’s full valuation allowance against its deferred tax assets, coupled with the Section 382 limitation on prior years’ net operating loss carryforwards (as discussed above), there are no material unrecognized tax benefits as of December 31, 2010 or December 31, 2009. Furthermore, the Company does not anticipate any significant changes in its unrecognized tax benefits over the next twelve months.

Historically, the Company has not incurred any material interest or penalties associated with tax matters and no material interest or penalties were recognized during the years ended December 31, 2010 or 2009. The Company has adopted a policy whereby amounts related to interest and penalties associated with tax matters are classified as income tax expense when incurred. The Company is subject to income taxes in the U.S. federal and various states jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is no longer subject to tax examinations for years before 2007, except to the extent that it utilizes net operating losses or tax credit carryforwards that originated before 2007.

Note 13. Restructuring and Asset Impairment

April 2010 Restructuring

On March 24, 2010, the Company announced a restructuring plan in connection with its decision to suspend efforts to pursue an NDA for picoplatin in small cell lung cancer. This restructuring plan resulted in a reduction of the Company’s workforce from 22 employees to 12 employees, effective April 30, 2010. In connection with this plan, the Company recorded a restructuring charge of approximately $543,000 for the period ended March 31, 2010, consisting of one-time employee termination benefits, which were paid in their entirety by January 31, 2011. As a consequence of the restructuring, approximately 965,000 RSUs, which were awarded in February 2010 pursuant to the 2004 Plan, became fully vested in accordance with the terms of the underlying RSU agreements (see Note 10 for further discussion). These RSUs converted to common stock on a one-for-one basis in the second quarter of 2010. The Company recognized approximately $1,486,000 in share-based compensation expense during the first two quarters of 2010 for terminated employees related to the accelerated vesting of these RSUs as a result of the restructuring.

The following table summarizes the impact of the restructuring charges (excluding share-based compensation) reported in the consolidated statement of operations for the twelve months ended December 31, 2010 and in accrued liabilities in the consolidated balance sheet as of December 31, 2010 related to the April 2010 restructuring (in thousands):

Description	Initial Restructuring Charge March 2010	Payment of Restructuring Obligations	Accrued Restructuring Charge as of December 31, 2010
Employee termination benefits	$543	$(520)	$23

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

February 2010 Restructuring

On February 5, 2010, the Company implemented a restructuring plan to conserve its capital resources, resulting in a reduction in the Company’s workforce from 50 employees to 22 employees. The Company incurred restructuring charges of approximately $1,083,000, primarily consisting of one-time employee termination benefits. As a consequence of the restructuring, approximately 130,000 RSUs, which were awarded in July 2009 pursuant to the 2004 Plan, became fully vested in accordance with the terms of the underlying RSU agreements (see Note 10 for further discussion). These RSUs converted to common stock on a one-for-one basis in February 2010. The Company recognized approximately $174,000 in share-based compensation expense in the first quarter of 2010 related to the accelerated vesting of these RSUs as a result of the restructuring.

The following table summarizes the impact of the restructuring charges (excluding share-based compensation) reported in the consolidated statement of operations for the twelve months ended December 31, 2010 and in accrued liabilities in the consolidated balance sheet as of December 31, 2010 related to the February 2010 restructuring (in thousands):

Description	Initial Restructuring Charge February 2010	Payment of Restructuring Obligations	Accrued Restructuring Charge as of December 31, 2010
Employee termination benefits	$1,061	$(1,009)	$52
Other termination costs	22	(22)	—

Total	$1,083	$(1,031)	$52

March 2009 Restructuring

On March 31, 2009, the Company implemented a strategic restructuring plan to refocus its cash resources on clinical and commercial development of picoplatin, which resulted in the discontinuation of the Company’s preclinical research operations and in the reduction of its workforce from 65 employees to 57 employees. The Company incurred severance charges totaling $296,000 related to the reduction in staff. All severance charges related to the restructuring were paid in 2009. The Company incurred additional charges totaling approximately $172,000 related to the closure of its lab facilities in South San Francisco, California. All outstanding liabilities for contract and termination costs were paid in 2009.

The following table summarizes the impact of the restructuring charges reported in the consolidated statements of operations for the periods ended December 31, 2009 and 2010 and in accrued liabilities in the consolidated balance sheets as of December 31, 2009 and 2010 related to the March 2009 restructuring (in thousands):

Description	Initial Restructuring Charge March 2009	Payment of Restructuring Obligations	Accrued Restructuring Charge as of December 31, 2009
Employee termination benefits	$296	$(296)	$—

Contract termination costs	125	(125)	—
Other termination costs	47	(47)	—

Subtotal	172	(172)	—

Total	$468	$(468)	$—

PONIARD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In conjunction with the decision to discontinue the Company’s preclinical research operations during the quarter ended March 31, 2009, the Company recognized an asset impairment loss of $588,000 on certain facilities and equipment related to the lab in South San Francisco, California. The loss on the assets was determined based on estimates of potential sales values of used equipment. These impairment charges established new cost bases for the impaired assets, which were included in assets held for sale and reported in the prepaid expenses and other current assets line on the accompanying consolidated balance sheet as of December 31, 2009. All remaining impaired assets held for sale were sold in January 2010.

The following table summarizes information related to the impairment charges (in thousands):

Lab Equipment & Leasehold Improvements
Impairment loss	$588

Impaired carrying value upon restructuring March 31, 2009	$57
Disposals of assets	(52)

Post impairment carrying value as of December 31, 2009	5
Disposals of assets	(5)

Post impairment carrying value as of December 31, 2010	$—

Note 14. Employee Benefit Plan

The Company sponsors a 401(k) plan that covers substantially all employees. In its sole discretion, the Company may make contributions to the plan on a percentage of participants’ contributions. The Company made contributions of approximately $9,000 and $22,000 for the years ended December 31, 2010 and 2009, respectively. The Company has no other post-employment or post-retirement benefit plans.

Note 15. Condensed Quarterly Financial Data (Unaudited)

The following table presents summarized unaudited quarterly financial data (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Operating expenses	$11,316	$5,976	$5,951	$4,715
Net loss	(11,889)	(6,546)	(6,449)	(5,167)
Net loss applicable to common shares	(12,481)	(6,594)	(6,497)	(5,215)
Net loss per common share:
Basic	(0.29)	(0.14)	(0.13)	(0.11)
Diluted	(0.29)	(0.14)	(0.13)	(0.11)

2009
Operating expenses	$12,244	$9,088	$9,198	$12,448
Net loss	(12,950)	(9,720)	(9,877)	(13,168)
Net loss applicable to common shares	(13,075)	(9,845)	(10,002)	(13,293)
Net loss per common share:
Basic	(0.38)	(0.28)	(0.29)	(0.36)
Diluted	(0.38)	(0.28)	(0.29)	(0.36)

Note: Net loss per common share, basic and diluted, may not add to net loss per common share for the year due to rounding.

Allozyne, Inc.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders Allozyne, Inc.

We have audited the accompanying balance sheet of Allozyne, Inc. (a development stage company) as of December 31, 2010, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Allozyne, Inc. (a development stage company) at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operations that, due to its limited working capital, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements as of and for the year ended December 31, 2010, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young

Seattle, Washington

July 25, 2011

Report of Independent Accountants

Report of Independent Auditors

To Board of Directors and Stockholders

of Allozyne, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Allozyne, Inc. (a development stage enterprise) at December 31, 2009, and the results of its operations and its cash flows for the year then ended, and cumulatively, for the period from March 19, 2004 (inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and has an accumulated deficit at December 31, 2009. These considerations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Seattle, WA

April 30, 2010

Allozyne, Inc.

(a development stage company)

Balance Sheets

(In thousands, except share data)

	December 31, 2009	December 31, 2010	June 30, 2011
			(unaudited)
Assets

Current assets:
Cash and cash equivalents	$8,019	$699	$1,160
Prepaid expenses	152	191	76

Total current assets	8,171	890	1,236

Property and equipment, net	3,778	3,320	3,028
Restricted cash	157	157	157

Total assets	$12,106	$4,367	$4,421

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$156	$213	$1,352
Accrued liabilities	474	245	603
Notes payable to a related party	240	—	—
Current portion of deferred rent	157	160	160
Current portion of equipment loan with a related party	105	116	116
Bridge loan-convertible promissory notes	—	1,453	5,709
Interest payable	—	21	136
Current portion of long-term debt	260	254	126

Total current liabilities	1,392	2,462	8,202

Preferred stock warrant liability	264	186	54
Deferred rent, net of current portion	1,289	1,204	1,146
Equipment loan with a related party, net of current portion	1,168	1,052	996
Long-term debt, net of current portion	259	—	—

Total liabilities	4,372	4,904	10,398

Redeemable convertible preferred stock, $0.001 par value
Series A, 6,801,499 shares designated, 6,492,999 shares issued and outstanding; liquidation preference of $7,755, $8,244 and $8,448 at December 31, 2009, 2010 and June 30, 2011, respectively	7,664	8,072	8,276
Series B-1, 18,200,000 shares designated, 18,000,000 issued and outstanding; liquidation preference of $20,364, $21,701 and $22,249 at December 31, 2009, 2010 and June 30, 2011, respectively	20,304	21,401	21,949
Series B-2, 20,200,000 shares designated, 12,016,168 issued and outstanding; liquidation preference of $12,322, $13,282 and $13,662 at December 31, 2009, 2010 and June 30, 2011, respectively	12,213	12,972	13,352

Stockholders’ deficit
Common stock, $0.001 par value; 60,575,000 shares authorized; 2,919,494, 3,012,860 and 3,012,860 shares issued and outstanding at December 31, 2009, 2010 and June 30, 2011 respectively	3	3	3
Additional-paid-in-capital	—	—	—
Deficit accumulated during the development stage	(32,450)	(42,985)	(49,557)

Total stockholders’ deficit	(32,447)	(42,982)	(49,554)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$12,106	$4,367	$4,421

The accompanying notes are an integral part of the financial statements

Allozyne, Inc.

(a development stage company)

Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,		Six months ended June 30,		Period from March 19, 2004 (Inception) through June 30, 2011

	2009	2010	2010	2011
			(unaudited)	(unaudited)	(unaudited)
Revenue	$—	$43	$43	$—	$43

Operating expenses:
Research and development	6,736	6,904	3,833	3,912	32,873
General and administrative	1,809	1,990	862	1,781	10,554

Total operating expenses	8,545	8,894	4,695	5,693	43,427

Loss from operations	(8,545)	(8,851)	(4.652)	(5,693)	(43,384)
Other income (expense)
Interest income	93	15	12	1	727
Interest expense	(338)	(183)	(81)	(275)	(1,126)
Loss on extinguishment of debt	(144)	—	—	—	(144)
Federal grant income	—	489	—	—	489
Preferred stock warrant revaluation	32	78	59	132	294

Total other income (expense)	(357)	399	(10)	(142)	240

Net loss	(8,902)	(8,452)	(4,662)	(5,835)	(43,144)

Accretion of redeemable convertible preferred stock	(1,828)	(2,264)	(1,132)	(1,132)	(7,466)

Net loss applicable to common stockholders	$(10,730)	$(10,716)	$(5,794)	$(6,967)	$(50,610)

Net loss per share applicable to common stockholders — basic and diluted	$(3.73)	$(3.62)	$(1.98)	$(2.31)

Weighted average common shares outstanding — basic and diluted	2,876	2,957	2,921	3,013

The accompanying notes are an integral part of the financial statements

Allozyne, Inc.

(a development stage company)

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

in thousands, except share and per share data

	Series A Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, March 19, 2004 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—

Balances, December 31, 2004	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock to founders in October 2005	—	—	—	—	—	—	2,000,000	2	—	—	2
Issuance of Series A preferred stock, net of issuance costs of $115,517, in October 2005	3,400,000	3,284	—	—	—	—	—	—	—	—	—
Issuance of common stock for services	—	—	—	—	—	—	858,065	—	8	—	8
Issuance of common stock warrants for services valued at $0.005 per share	—	—	—	—	—	—	—	—	5	—	5
Accretion of Series A preferred stock	—	46	—	—	—	—	—	—	(13)	(33)	(46)
Net loss	—	—	—	—	—	—	—	—	—	(264)	(264)

Balances, December 31, 2005	3,400,000	3,330	—	—	—	—	2,858,065	2	—	(297)	(295)
Repurchase of unvested restricted stock, in March 2006	—	—	—	—	—	—	(412,500)	—	—	—	—
Compensation expense related to vesting of nonemployee stock options	—	—	—	—	—	—	—	—	1	—	1
Compensation expense related to vesting of employee stock options	—	—	—	—	—	—	—	—	2	—	2
Accretion of Series A preferred stock	—	223	—	—	—	—	—	—	(3)	(220)	(223)
Net loss	—	—	—	—	—	—	—	—	—	(1,780)	(1,780)

Balances, December 31, 2006	3,400,000	3,553	—	—	—	—	2,445,565	2	—	(2,297)	(2,295)
Issuance of Series A preferred stock at $1.00 per share upon conversion of convertible preferred note and interest in October 2007	3,092,999	3,036	—	—	—	—	—	—	—	—	—
Issuance of Series B-1 preferred stock, net of issuance costs of $100 in October 2007	—	—	18,000,000	17,901	—	—	—	—	—	—	—
Issuance of common stock warrants in connection with line of credit, exercisable at $1.00 per share, in February and August 2007	—	—	—	—	—	—	—	—	1	—	1
Issuance of common stock warrants for licensed technology in September 2007	—	—	—	—	—	—	—	—	3	—	3
Issuance of common stock warrants for services in April 2007	—	—	—	—	—	—	—	—	8	—	8
Issuance of common stock for licensed technology							416,429
Compensation expense related to vesting of employee stock options	—	—	—	—	—	—	—	—	3	—	3
Accretion of Series A preferred stock	—	258	—	—	—	—	—	—	(15)	(243)	(258)
Accretion of Series B-1 preferred stock	—	—	—	210	—	—	—	—	—	(210)	(210)
Net loss	—	—	—	—	—	—	—	—	—	(3,717)	(3,717)

Balances, December 31, 2007	6,492,999	6,847	18,000,000	18,111	—	—	2,861,994	2	—	(6,467)	(6,465)
Issuance of common stock warrants in connection with line of credit, exercisable at $0.19 per share, in July 2008	—	—	—	—	—	—	—	—	15	—	15
Compensation expense related to vesting of nonemployee stock options	—	—	—	—	—	—	—	—	61	—	61
Compensation expense related to vesting of employee stock options	—	—	—	—	—	—	—	—	157	—	157
Accretion of Series A preferred stock	—	409	—	—	—	—	—	—	(233)	(176)	(409)
Accretion of Series B-1 preferred stock	—	—	—	1,096	—	—	—	—	—	(1,096)	(1,096)
Net loss	—	—	—	—	—	—	—	—	—	(14,194)	(14,194)

Balances, December 31, 2008	6,492,999	7,256	18,000,000	19,207	—	—	2,861,994	2	—	(21,933)	(21,931)

The accompanying notes are an integral part of the financial statements

Allozyne, Inc.

(a development stage company)

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit—(Continued)

in thousands, except share and per share data

	Series A Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2008	6,492,999	7,256	18,000,000	19,207	—	—	2,861,994	2	—	(21,933)	(21,931)
Redeemable Convertible preferred stock, $0.001 par value
Exercise of stock options	—	—	—	—	—	—	57,500	1	6	—	7
Common Stock adjustment-previously issued									—		—
Issuance of Series B-2 preferred stock, net of issuance costs of $130 in July 2009					12,016,168	11,890					—
Issuance of common stock warrants in connection with Series B-2,									104		104
exercisable at $0.17 per share, in July 2009											—
Compensation expense related to vesting of nonemployee stock options	—	—	—	—	—	—	—	—	11	—	11
Compensation expense related to vesting of employee stock options	—	—	—	—	—	—	—	—	92	—	92
Accretion of Series A preferred stock	—	408	—	—	—	—	—	—	(213)	(195)	(408)
Accretion of Series B-1 preferred stock	—	—	—	1,097	—	—	—	—	—	(1,097)	(1,097)
Accretion of Series B-2 preferred stock						323			—	(323)	(323)
Net loss	—	—	—	—	—	—	—	—	—	(8,902)	(8,902)

Balances, December 31, 2009	6,492,999	7,664	18,000,000	20,304	12,016,168	12,213	2,919,494	3	—	(32,450)	(32,447)
Exercise of stock options	—	—	—	—	—	—	68,366	—	15	—	15
Issuance of common stock under license agreement							25,000	0	—		0
Issuance of common stock warrants as a part of convertible promissory note issuance									61		61
Compensation expense related to vesting of nonemployee stock options	—	—	—	—	—	—		—	7	—	7
Compensation expense related to vesting of employee stock options	—	—	—	—	—	—	—	—	98	—	98
Accretion of Series A preferred stock	—	408	—	—	—	—	—	—	(181)	(227)	(408)
Accretion of Series B-1 preferred stock	—	—	—	1,097	—	—	—	—		(1,097)	(1,097)
Accretion of Series B-2 preferred stock						759				(759)	(759)
Net loss	—	—	—	—	—	—	—	—	—	(8,452)	(8,452)

Balances, December 31, 2010	6,492,999	8,072	18,000,000	21,401	12,016,168	12,972	3,012,860	3	—	(42,985)	(42,982)
Issuance of common stock warrants as a part of convertible promissory note issuance “unaudited”									346		346
Compensation expense related to vesting of nonemployee stock options “unaudited”	—	—	—	—	—	—		—	2	—	2
Compensation expense related to vesting of employee stock options “unaudited”	—	—	—	—	—	—	—	—	47	—	47
Accretion of Series A preferred stock “unaudited”	—	204	—	—	—	—	—	—	(395)	191	(204)
Accretion of Series B-1 preferred stock “unaudited”	—	—	—	548	—	—	—	—		(548)	(548)
Accretion of Series B-2 preferred stock “unaudited”						380				(380)	(380)
Net loss “unaudited”	—	—	—	—	—	—	—	—	—	(5,835)	(5,835)

Balances, June 30, 2011 “unaudited”	6,492,999	$8,276	18,000,000	$21,949	12,016,168	$13,352	3,012,860	$3	$—	$(49,557)	$(49,554)

The accompanying notes are an integral part of the financial statements

Allozyne, Inc.

(a development stage company)

Statement of Cash Flows

(In thousands)

	Year Ended December 31,		Six Months Ended June 30,		Period from March 19, 2004 (Inception) through June 30, 2011

	2009	2010	2010	2011
			unaudited	unaudited	unaudited
Operating activities
Net loss	$(8,902)	$(8,452)	$(4,662)	$(5,835)	$(43,144)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	573	590	294	295	1,922
Amortization of discount on notes payable	32	16	1	97	161
Loss on extinguishment of debt	144	—	—	—	144
Preferred stock warrant valuation	(32)	(78)	(59)	(132)	(294)
Stock-based compensation	103	105	55	49	499
Conversion of accrued interest into redeemable convertible preferred stock	16	—	—	—	261
Changes in operating assets and liabilities:
Prepaid expenses	(67)	(39)	1	115	(76)
Accounts payable	(159)	57	213	1,139	1,352
Accrued liabilities	(801)	(226)	(361)	358	603
Deferred rent	(80)	(85)	(28)	(58)	1,306
Interest payable	—	21	—	115	136

Net cash used in operating activities	(9,173)	(8,091)	(4,546)	(3,857)	(37,130)

Investing activities
Purchase of property and equipment	(104)	(132)	(58)	(3)	(3,518)
Purchases of short-term investments	—	—	—	—	(6,662)
Proceeds from maturities of short-term investments	4,564	—	—	—	6,662
Increase in restricted cash	—	—	—	—	(157)

Net cash provided by (used in) investing activities	4,460	(132)	(58)	(3)	(3,675)

Financing activities
Proceeds from issuance of common stock	7	15	—	—	32
Proceeds from issuance of common stock warrants	104	2	—	5	109
Proceeds from issuance of redeemable convertible preferred stock	8,873	—	—	—	30,057
Proceeds from issuance of bridge loan convertible promissory notes	3,000	1,500	—	4,500	12,002
Proceeds from issuance of long-term debt	—	—	—	—	5,731
Payments on related party notes	—	(250)	—	—	—
Payments on long-term debt	(5,258)	(364)	(278)	(128)	(5,645)
Payments on capital loan obligations to a related party	(78)	—	(51)	(56)	(321)

Net cash provided by (used in) financing activities	6,648	903	(329)	4,321	41,965

Net increase (decrease) in cash and cash equivalents	1,935	(7,320)	(4,933)	461	1,160
Cash and cash equivalents beginning of period	6,084	8,019	8,019	699	—

Cash and cash equivalents end of period	$8,019	$699	$3,086	$1,160	$1,160

Supplemental disclosures
Non-cash financing and investing activities:
Accretion of Series A redeemable convertible preferred stock	408	408	204	204	1,956
Accretion of Series B-1 redeemable convertible preferred stock	1,097	1,097	548	548	4.048
Accretion of Series B-2 redeemable convertible preferred stock	323	759	380	380	1,462
Conversion of notes payable to Series A redeemable convertible preferred stock	—	—	—	—	3,036
Conversion of notes payable to Series B redeemable convertible preferred stock	3,016	—	—	—	3,016
Purchase of equipment through tenant improvement allowance	—	—	—	—	3,007
Common stock warrant issuance	—	59	—	341	400
Supplemental disclosure of cash paid during the period for:
Interest	165	146	119	72	645

The accompanying notes are an integral part of the financial statements

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

1. Description of Business

Allozyne, Inc. (the “Company”) was incorporated in the state of Delaware on March 19, 2004, and is located in Seattle, Washington. Allozyne is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. The Company is conducting research and development to commercialize proprietary technology to optimize the performance characteristics of biologic therapeutics including proteins and peptides. AZ01 is Allozyne’s lead product candidate, which is a next-generation long-acting interferon beta for the treatment of RRMS. AZ01 is currently being evaluated in a Phase 1 clinical study.

The Company’s principal activities to date have included conducting research and development, developing intellectual property and raising capital. The Company has not generated significant revenues to date from its planned principal operations and has no assurance of future revenues. Accordingly, the Company is a development stage company.

The Company operates in a highly regulated environment. The Company’s business also involves inherent risks. These risks include, among others, dependence on key personnel, reliance on single-source vendors, availability of raw materials, patentability of the Company’s products and processes and clinical efficacy of the Company’s products under development. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments at other organizations.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and expects to incur additional losses and negative cash flows for the foreseeable future. As of June 30, 2011, the Company had a net working capital deficit of $6,966,000, total stockholders’ deficit of $49,554,000 and cash and cash equivalents of $1,160,000. Taking into account Allozyne’s projected operating results, Allozyne believes that its current cash and cash equivalents balances will provide adequate resources to fund operations into the fourth quarter of 2011. As such, the Company will need to raise additional capital through the issuance of debt or equity securities to finance its ongoing operations. These considerations raise substantial doubt about the Company’s ability to continue as a going concern. If the Company fails to obtain additional capital when required, management would reduce the Company’s expenditures and may be required to modify, delay or abandon some or all of its business plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2011, the statements of operations and the statements of cash flows for the six months ended June 30, 2010 and 2011 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of June 30, 2011 and results of operations and cash flows for the six months ended

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

June 30, 2010 and 2011. The financial data and other information disclosed in these notes to financial statements related to the six-month periods are unaudited. The results of the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any other future year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Revenues represent amounts earned under a services agreement with a global pharmaceutical company. Revenue is recognized when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured.

Federal Grant Income

Federal grant income in the total amount of $489,000 was received in 2010 as reimbursement of actual 2009 expenses under the Qualified Therapeutic Discovery grant program.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company’s cash equivalents consist principally of money market securities.

Concentration of Credit Risk

The Company is exposed to credit risk from its deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Fair Value Measurements

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and under a fair value hierarchy based on the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities;

Level 2—Observable inputs, other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to fair value of the assets or liabilities.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

The Company’s cash equivalents and restricted cash held in money market funds represent Level 1 investments with fair values of $7,425,000, $779,000 and $157,000 (unaudited) as of December 31, 2009 and 2010 and June 30, 2011 respectively. The Company’s redeemable convertible preferred stock warrant liabilities are measured using level three inputs and had a fair value of $264,000, $186,000 and $54,000 (unaudited) as of December 31, 2009 and 2010 and June 30, 2011 respectively.

The table below summarizes the changes in Level 3 liabilities for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011 (in thousands):

	Fair Value at January 1, 2011	Net Gains (unaudited)	Fair Value at June 30, 2011 (unaudited)
Preferred stock warrant liability	$186	$132	$54

	Fair Value at January 1, 2010	Net Gains	Fair Value at December 31, 2010
Preferred stock warrant liability	$264	$78	$186

	Fair Value at January 1, 2009	Net Gains	Fair Value at December 31, 2009
Preferred stock warrant liability	$296	$32	$264

The assumptions used in determining the Black-Scholes fair value of the preferred stock warrant liability are as follows:

	December 31, 2010	June 30, 2011
		(unaudited)
Estimated per share value of preferred stock	$0.88 – 0.91	$0.49
Risk-free interest rate	1.9%	0.2% – 1.3%
Expected life (in years)	1.3 – 4.4	0.8 – 3.9
Dividend yield	0.0%	0.0%
Expected volatility	76.6%	88.2%

The estimated per-share value of preferred stock was based on a valuation performed by the Company’s board of directors with the assistance of an independent a third-party valuation specialist. The change in estimated fair value of the preferred stock was primarily a result of the anticipated reverse merger with Poniard and anticipated conversion of preferred stock into common (see Note 13).

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. Because the Company has reported a net loss for the years ended December 31, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, diluted net loss per share is the same as basic net loss per share. Allozyne has excluded all outstanding common stock options and warrants and convertible preferred stock from the calculation of diluted net loss per share applicable to common shareholders because all such securities are anti-dilutive to the computation of net loss per share.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

Historical outstanding dilutive securities not included in diluted loss per common share calculation are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)	(unaudited)
Convertible preferred stock	36,509,167	36,509,167	36,509,167	36,509,167
Convertible promissory notes	—	1,500,000	—	6,000,000
Outstanding options to purchase common stock	5,770,227	5,718,112	5,809,762	5,607,799
Warrants to purchase common stock and convertible preferred stock	2,711,588	3,086,588	2,711,588	4,211,590

Total	44,990,982	46,813,867	45,030,517	52,328,556

Warrants to Purchase Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock warrants are recognized at fair value and classified as liabilities because the warrants may conditionally obligate the Company to redeem the warrants for cash upon the occurrence of certain redemption events at some point in the future. Changes in fair value are recognized in the accompanying statements of operations.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the applicable remaining lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the year of disposition. Additions and improvements that increase the value or extend the life of an asset are capitalized. Repair and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company recognizes impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. The Company has not experienced any impairment losses on its long-lived assets since inception.

Research and Development

Research and development costs consist primarily of salaries and benefits, occupancy, materials and supplies, contracted research, consulting arrangements and other expenses incurred to sustain the Company’s research and development programs. Research and development costs are expensed as incurred.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. These patent related legal costs are included as a component of general and administrative expenses.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and federal income tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the net deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board accounting standards which prescribe a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provide guidance on the various related matters such as de recognition, interest and penalties, and disclosure. The Company has been in a net operating loss position since its inception and, by providing a full valuation allowance, has not recognized any tax benefits. The Company has adopted a policy whereby amounts related to interest and penalties associated with tax matters are classified as additional income tax expense when incurred. Historically, the Company has not incurred any interest or penalties associated with tax matters and no interest or penalties were recognized for the years ended December 31, 2009 and 2010.

Stock-Based Compensation

The Company has an incentive plan that rewards employees and non-employee consultants with stock options. Share-based payments are accounted for in accordance with FASB accounting standards for equity instruments exchanged for services. Under the provisions of these standards, share-based compensation cost related to employee service is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). The fair value of share-based awards to non-employees is measured at the grant date and as of each subsequent reporting period until the counterparty’s performance is complete, and stock-based compensation expense is recognized for the fair value of the vested portion of the awards during each reporting period. See Note 7 below for further details on share-based compensation.

Comprehensive Loss

Net loss is equal to comprehensive loss for the years ended December 31, 2009 and 2010 and for the six-month periods ended June 30, 2010 and 2011.

Segments

The Company only has one operating business segment, therapeutics development.

Recently Issued Accounting Pronouncements

Effective January 1, 2010, Allozyne adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, Allozyne adopted this new guidance beginning January 1, 2010, except for the additional Level 3 requirements, which we adopted beginning January 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not and is not expected to have a material impact on Allozyne’s financial statements.

Subsequent Events

The Company evaluated events occurring between the end of the most recent fiscal year and September 2, 2011, the date the financial statements were available to be issued.

3. Property and Equipment

The following table presents the detail of property and equipment as of the dates presented (in thousands):

	Estimated Useful Lives (years)	December 31, 2009	December 31, 2010	June 30, 2011
				(unaudited)
Computer and office equipment	3 – 7	$516	$525	$528
Laboratory equipment	7	1,239	1,338	1,338
Leasehold improvements	Shorter of lease term or useful life	3,060	3,084	3,084

		4,815	4,947	4,950
Less: Accumulated depreciation and amortization		(1,037)	(1,627)	(1,922)

		$3,778	$3,320	$3,028

The Company recorded amortization and depreciation expense related to property and equipment of $573,000 and $590,000, respectively, during the years ended December 31, 2009 and 2010, and $294,000 and $295,000, respectively, during the six months ended June 30, 2010 and 2011. Depreciation and amortization expense for the period from March 19, 2004 (inception) to June 30, 2011, totaled approximately $1,922,000.

4. Financing Arrangements

In May 2011, the Company issued 6% convertible promissory notes for total gross proceeds of $2,500,000. These convertible promissory notes are convertible into Series B-2 redeemable convertible preferred stock at a rate of $1.00 per share. Additionally, the Company granted the note holders warrants to purchase 625,000 shares of common stock at an exercise price of $0.23 per share. The warrants are fully vested and immediately exercisable. The $257,000 estimated fair value of the warrants (see Note 5) resulted in a discount to the debt that will be amortized over the term of these notes, which mature January 6, 2012, $25,000 of which was amortized as of June 30, 2011.

In January 2011, the Company issued 6% convertible promissory notes for total gross proceeds of $2,000,000. These convertible promissory notes are convertible into Series B-2 redeemable convertible preferred stock at a rate of $1.00 per share. Additionally, the Company granted the note holders warrants to purchase 500,002 shares of common stock at an exercise price of $0.23 per share. The warrants are fully vested and immediately exercisable. The $89,000 estimated fair value of the warrants (see Note 5) resulted in a discount to the debt that will be amortized over the term of these notes, which mature January 6, 2012, $41,000 of which was amortized as of June 30, 2011.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

In October 2010, the Company issued 6% convertible promissory notes for total gross proceeds of $1,500,000. These notes are convertible to Series B-2 convertible redeemable preferred stock at a rate of $1.00 per share. Additionally, the Company granted the note holders warrants to purchase 375,000 shares of common stock at an exercise price of $0.23 per share. The warrants are immediately exercisable and fully vested. The $61,000 estimated fair value of the warrants (see Note 5) resulted in a discount to the debt that will be amortized over the term of these notes, which mature October 14, 2011, $12,000 of which was amortized in 2010, and $31,000 was amortized in the period ending June 30, 2011.

As of June 30, 2011, the convertible promissory notes had a carrying value of $5,709,000. The Company has estimated the fair value of these notes to be approximately $5,000,000 as of June 30, 2011 using the estimated fair value of common stock and the anticipated conversion of these notes into preferred stock and then subsequently into common stock in connection with the proposed merger with Poniard Pharmaceuticals (see Note 13).

In July 2008, the Company entered into a loan and security agreement (equipment line of credit and term loan) with a commercial bank (loan agreement). Under the terms of the loan agreement, the Company may borrow up to $1,000,000 under the equipment line of credit that bears interest at the prime rate (3.25% per annum at March 31, 2011), matures in December 2011 and is collateralized by a security interest in the Company. At June 30, 2011, the equipment line of credit had an outstanding balance of $130,000 (excluding $4,000 of unamortized discount). During 2008, the Company borrowed $5,000,000 under the term loan, which was repaid in 2009 and resulted in a $144,000 loss on the early extinguishment of debt.

The loan agreement also contains conditions of default that are customary for credit facilities of this type, including payment defaults, insolvency defaults and default upon the occurrence of certain material adverse effect events (“MAE”). The occurrence of an event of default could result in the acceleration of the obligations under the loan agreement. An MAE is defined in the loan agreement as an event having a material adverse effect upon (i) the business operations, condition, financial or otherwise, or prospects of the Company taken as a whole with respect to the Company’s viability, or that would result in the Company’s inability to repay the loan in accordance with the terms of the loan agreement and (ii) the commercial bank’s interest in the value, perfection or priority of its security interest in the collateral.

In connection with the equipment line of credit, the Company issued a warrant that was immediately exercisable and fully vested to purchase 105,263 shares of common stock at an exercise price of $0.19 per share (see Note 5). The $15,000 estimated fair value of the warrant resulted in a debt discount that is being amortized over the term of the equipment line of credit. A warrant to purchase 200,000 shares of Series B-1 redeemable convertible preferred stock at $1.00 per share was issued in conjunction with the term loan (see Note 6).

In November 2007, the Company entered into a lease agreement with a related party investor for 12,796 square feet of office and laboratory space at a new facility in Seattle, Washington. The lease commenced in March 2008 and expires on March 31, 2018. In connection with the lease, the landlord financed $1,432,000 of the Company’s tenant improvements and laboratory equipment. The Company pays 10% interest per annum on this financing and it is being amortized over the term of the lease agreement.

In February and August 2007, the Company obtained equipment secured by promissory notes totaling $250,000 from the lessor of the Company’s office facilities, who is also a stockholder in the Company. The promissory notes bear interest at the rate of 10% per annum. In connection with these promissory notes, the Company issued warrants to purchase 18,750 shares of common stock at an exercise price of $0.10 per share. The promissory notes were paid in full in 2010.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

The future principal and interest payments due under the equipment financing arrangements were as follows as of December 31, 2010 (in thousands):

	Equipment Loan	Equipment Line of Credit
2011	$227	$264
2012	227	—
2013	227	—
2014	227	—
2015	227	—
Thereafter	511	—

Total principle & interest payments	$1,646	$264
Less: Portion representing interest	(478)	(4)

Total principle payments	1,168	260
Less: Current portion	(116)	(260)

Equipment loan obligations, net of current portion	$1,052	$—

5. Stockholders’ Equity

Common Stock and Warrants to Purchase Common Stock

A summary of common stock reserved for future issuance as of December 31, 2010, and June 30, 2011 is as follows:

	December 31, 2010	June 30, 2011
		(unaudited)
Stock option plan	7,237,292	7,111,426
Series A preferred stock	6,492,999	6,492,999
Series B-1 preferred stock	18,000,000	18,000,000
Series B-2 preferred stock	15,516,168	18,016,168
Common stock warrants	2,586,588	3,711,590
Preferred stock warrants	500,000	500,000

	50,333,047	53,832,183

In May 2011, the Company granted warrants to purchase 625,000 shares of common stock at a price of $0.23 per share in connection with the issuance of convertible notes (see Note 4). The fair value of the warrants of $257,000 was recognized as additional-paid-in capital. The warrants expire in 2018 and were valued using the Black-Scholes option pricing model with the following assumptions:

Estimated per share fair value of common stock	$0.49
Risk-free interest rate	2.4%
Expected life (in years)	7.0
Dividend yield	0%
Expected volatility	84.0%

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

In January 2011, the Company granted warrants to purchase 500,002 shares of common stock at a price of $0.23 per share in connection with the issuance of convertible notes (see Note 4). The fair value of the warrants of $89,000 was recognized as additional-paid-in capital. The warrants expire in 2018 and were valued using the Black-Scholes option pricing model with the following assumptions:

Estimated per share fair value of common stock	$0.23
Risk-free interest rate	2.9%
Expected life (in years)	7.0
Dividend yield	0%
Expected volatility	86.5%

In October 2010, the Company granted warrants to purchase 375,000 shares of common stock at a price of $0.23 per share in connection with the issuance of convertible notes (see Note 4). The fair value of the warrants of $61,000 was recognized as additional-paid-in capital. The warrants expire in 2017 and were valued using the Black-Scholes option pricing model with the following assumptions:

Estimated per share fair value of common stock	$0.23
Risk-free interest rate	1.9%
Expected life (in years)	7.0
Dividend yield	0%
Expected volatility	76.6%

In July 2009, the Company granted warrants to purchase 250,000 shares of common stock at a price of $0.23 per share in connection with the issuance of Series B-2 redeemable convertible preferred stock (see below). The fair value of the warrants of $104,000 was recognized as additional-paid-in capital. The warrants expire in 2016 and were valued using the Black-Scholes option pricing model with the following assumptions:

Estimated per share fair value of common stock	$0.17
Risk-free interest rate	1.9%
Expected life (in years)	7.0
Dividend yield	0%
Expected volatility	76.6%

From 2005 to 2008, the Company granted, to various service providers, warrants to purchase 1,416,330 shares of common stock at prices ranging from $0.10 to $0.19 per share. The warrants were valued using the following assumptions:

Estimated per share fair value of common stock	$0.01 – $0.19
Risk-free interest rate	4.3% – 4.7%
Expected life (in years)	7.0 – 10.0
Dividend yield	0%
Expected volatility	72.6% – 84.8%

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

In addition, in 2008, the Company granted a warrant to purchase 105,263 shares of common stock at a price of $0.19 per share in connection with an equipment line of credit (see Note 4). The fair value of the warrants of $15,000 was recognized as additional-paid-in capital. The warrants expire in July 2015. The warrant was valued using the Black Scholes option pricing model and the following assumptions:

Estimated per share fair value of common stock	$0.17
Risk-free interest rate	4.1%
Expected life (in years)	10.0
Dividend yield	0%
Expected volatility	76.6%

In October 2005, the Company issued 2,000,000 shares of common stock to its founders for cash of $2,000.

In connection with a Series A preferred stock financing transaction in October 2005, the founders of the Company agreed to certain restrictions related to their shares of common stock including, but not limited to, certain repurchase rights of the Company. Such rights lapse over time as long as the founder remains employed. In March 2006, one founder resigned from employment with the Company. The Company repurchased the 412,500 unvested common shares for $400. At December 31, 2010, there were no shares subject to repurchase.

In October 2005, the Company sold 858,065 shares of common stock to the Institute for Systems Biology (“ISB”), a service provider, for cash proceeds of approximately $8,000, or $0.01 per share.

Redeemable Convertible Preferred Stock

In July 2009, the Company sold 12,016,168 shares of Series B-2 redeemable convertible preferred shares for $1.00 per share. The Company incurred expenses totaling $130,000 in connection with the issuance of these shares that resulted in a discount to the Series B redeemable convertible preferred shares that is being amortized through the stated redemption date of October 22, 2012.

On October 22, 2007, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (Series B Purchase Agreement) to sell shares of Series B redeemable convertible preferred stock for gross proceeds of $30,000,000. The initial closing in October 2007 was for 18,000,000 shares of Series B-1 preferred stock for gross proceeds of $18,000,000, or $1.00 per share. The Company incurred expenses totaling $100,000 in connection with the issuance of these shares that resulted in a discount to the Series B redeemable convertible preferred shares that is being amortized through the stated redemption date of October 22, 2012.

In April 2007, the Company issued 6% convertible promissory notes for total gross proceeds of $3,000,000. As a condition of initial closing of the Series B-1 convertible preferred stock purchase agreement in October 2007, the Company converted the outstanding principal of these notes of $3,000,000 plus accrued interest of $93,000 into 3,092,999 shares of Series A preferred stock.

On October 19, 2005, the Company sold 3,400,000 shares of Series A preferred stock for gross proceeds of $3,400,000, or $1.00 per share. The Company incurred expenses of approximately $116,000 in connection with the issuance of the Series A preferred stock and is amortizing this amount through the stated redemption date of October 22, 2012.

Conversion

Each share of Series A and Series B redeemable convertible preferred stock (collectively, “preferred stock”) is convertible into common stock as provided by the Company’s Certificate of Incorporation (currently at a

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

one-for-one basis) and the holders of preferred stock have broad-based anti-dilution protection provisions that could change the conversion ratio as a result of certain future financing transactions. Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted.

Preferred stock is convertible into common stock: (i) at the option of the holder, (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of at least 75% of the preferred holders or (iii) the closing of an initial public offering of the Company’s common stock at a price not less than $3.00 per share and having aggregate gross proceeds not less than $40,000,000.

Dividends

Holders of preferred stock accrue cumulative, non-compounding annual dividends of $0.06 per share, whether or not such dividends are earned or declared. Cumulative dividends on outstanding preferred stock totaled $4,070,000 and $6,117,362 as of December 31, 2009 and 2010, respectively, and $7,209,637 as of June 30, 2011. Dividends are payable when and if declared by the Board of Directors. No dividends have been declared or paid by the Company to date.

Liquidation

In the event of a liquidation event, the preferred stockholders have preferential rights over common stockholders as to liquidation payments of their original issuance price per share plus any unpaid dividends (the “Liquidation Value”). Any additional distribution will be made to the holders of common stock and preferred stock on a pro rata as-converted basis.

In the event of a change of control whereby the Company: (a) is involved in any liquidation, or winding up of the Company, whether voluntary or not; (b) sells or disposes of all or substantially all of the assets of the Company; or (c) effects any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, then a “deemed liquidation” event occurs, whereby the preferred stockholders are entitled to receive their liquidation preferences described above.

Redemption

At any time on or after October 22, 2012, holders of at least 75% of the then-outstanding shares of the preferred stock may request the Company to redeem all (and not less than all) of the outstanding shares of the preferred stock at an amount equal to the liquidation value, including all unpaid dividends thereon.

6. Preferred Stock Warrants

In July and December 2008, the Company granted warrants that were immediately exercisable and fully vested to a commercial bank to purchase 200,000 shares of Series B-1 convertible preferred stock at a purchase price of $1.00 per share in connection with a term loan agreement (see Note 4). The Company estimated the fair value of the Series B-1 convertible preferred stock warrants on the date of grant using the Black-Scholes option valuation model and the following assumptions:

Estimated per share fair value of Series B-1 preferred stock	$1.00
Risk-free interest rate	1.9% – 3.6%
Expected life (in years)	7.0
Dividend yield	0%
Expected volatility	76.6%

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

The $140,000 estimated fair value of these warrants resulted in a debt discount, which was amortized over the term of the loan.

In April 2007, in connection with a bridge note financing agreement, the Company issued five-year warrants, immediately exercisable and fully vested, to purchase a total of 300,000 shares of the Company’s Series A preferred stock at a purchase price of $1.00 per share. The Company estimated the fair value of the convertible preferred stock warrants using the Black-Scholes option valuation model and the following assumptions:

Estimated per share fair value of Series A preferred stock	$1.00
Risk-free interest rate	4.60%
Expected life (in years)	5.0
Dividend yield	0.0%
Expected volatility	84.8%

The estimated fair value of the preferred stock warrants of $209,000 at issuance resulted in a debt discount, which was amortized over the term of the loan.

At December 31, 2010 and June 30, 2011, 500,000 preferred warrants remained outstanding. The Company’s warrants to purchase redeemable convertible preferred shares are accounted for as liabilities because the warrants may conditionally obligate the Company to redeem the warrants for cash upon the occurrence of certain redemption events. The warrants are carried at fair value with changes in fair value recognized in the accompanying statements of operations (see note 2).

7. Stock Option Plan

Under the Company’s 2005 Stock Option Plan (the “Plan”), the Board of Directors may grant incentive and nonqualified stock options, restricted stock and other forms of stock-based compensation to employees, officers, directors, and consultants of the Company. The Company generally grants stock options with exercise prices equal to or greater than the value of common stock on the date of grant as determined by the Board of Directors. Options typically have a term of ten years from the date of grant. Options generally vest over four years with the first 25% vesting after 12 months of continuous employment or service beginning from the vesting commencement date, with the remaining shares vesting at the rate of 2.083% per month of continuous employment or service thereafter, such that the entire option is fully vested after four years of service from the vesting commencement date. The Plan also allows for performance and milestone based vesting of awards. As of December 31, 2009 and 2010, there were 1,469,954 common stock options outstanding subject to vesting upon predefined corporate milestones. The grant date fair value of the unvested performance options is approximately $184,000. Options that expire or otherwise terminate, revert to and become available for issuance under the Plan.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

The following table summarizes the activity under the stock option Plan:

		Outstanding
	Number of Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2008	1,107,995	6,129,297	$0.18	9.00	$87
Options granted	(188,000)	188,000	$0.17
Options exercised		(57,500)	$0.10
Options canceled	489,570	(489,570)	$0.19

Balance at December 31, 2009	1,409,565	5,770,227	$0.18	8.00	—
Options granted	(323,000)	323,000	$0.23
Options exercised		(68,366)	$0.23
Options canceled	306,749	(306,749)	$0.19

Balance at December 31, 2010	1,393,314	5,718,112	$0.18	7.00	$298

Vested and expected to vest at December 31, 2010		5,445,074	$0.17	7.00	$288
Options granted	—	—
Options exercised	—	—
Options canceled	110,313	(110,313)	0.23

Balance at June 30, 2011 (unaudited)	1,503,627	5,607,799	$0.18	6.40	$293

Vested and expected to vest at June 30, 2011 (unaudited)		5,503,503	$0.18		$290

The total compensation expense, net of estimated forfeitures, recognized for options granted to employees is summarized in the following table (in thousands):

	Year Ended December 31,		Six months Ended June 30,		Period from March 19, 2004 (Inception) through June 30, 2011
	2009	2010	2010	2011
			(unaudited)	(unaudited)	(unaudited)
Research and development	$48	$50	$25	$23	$211
General and administrative	44	48	25	24	$205

Total	$92	$98	$50	$47	$416

	As of December 31,		As of June 30,
	2009	2010	2010	2011
Unrecognized compensation cost	$159	$53	$92	$19
Remaining service period (years)	1.9	1.6	1.7	1.6

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

During the year ended December 31, 2010, the Company granted options to purchase 98,000 shares of the Company’s common stock to consultants and advisors, of which 623,236 shares are outstanding and 580,733 shares are exercisable at December 31, 2010. Stock based compensation expense, net of estimated forfeitures, related to stock options granted to non-employees is recognized as the underlying services are performed and the stock options are earned. In connection with the grant of stock options to non-employees, the Company recognized stock based compensation expense as follows (in thousands):

	Year Ended December 31,		Six months Ended June 30,		Period from March 19, 2004 (Inception) through June 30, 2011
	2009	2010	2010	2011
			(unaudited)	(unaudited)	(unaudited)
Non-employee stock compensation expense	$11	$7	$5	$2	$83

The following table summarizes information about stock options (employee and non-employee) outstanding and exercisable at December 31, 2010:

	Outstanding			Exercisable
Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
$.10 – 0.23	5,718,112	7.0	$0.18	4,928,293	6.8	$274,879

A summary of stock option values is presented below:

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)
Weighted-average grant date fair value per stock option granted	$0.17	$0.17	$—	$—
Total fair value of stock options vested	100,934	91,423	28,860	23,851

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

The fair value of options granted to employees and non-employees was calculated using the Black Scholes option pricing model using the following assumptions:

	Year Ended December 31,		Period from March 19, 2004 (Inception) through June 30, 2011
	2009	2010
			(unaudited)
Employees
Estimated per share value of common stock	$0.17	$0.23	$0.01 – $0.23
Risk-free interest rate	2.80%	1.9% – 2.5%	1.8% – 5.0%
Expected life (in years)	5.5 – 6.1	5.9 – 6.0	5.5 – 6.1
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	75.5% – 84.8%	86.00%	75.5% – 86.2%

Non-employees
Estimated per share value of common stock	$0.17	$0.23	$0.01 – $0.23
Risk-free interest rate	3.40%	2.5% – 3.4%	2.1% – 5.0%
Remaining Contractual Life (in years)	5.5 – 6.1	9.4 – 10.0	1.0 – 10.0
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	75.5% – 84.8%	87.4% – 89.0%	72.6% – 89.0%

The estimated per-share value of common stock was based on a valuation performed by the Company’s board of directors with the assistance of an independent a third-party valuation specialist. The risk-free interest rates are based on the implied yield currently available in U.S. Treasury securities at maturity with an equivalent term. The Company estimates the weighted average expected life of the options to employees, following the permitted simplified method, as the mid-point between the vesting date and the end of the contractual term of the awards, since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The actual contractual term was used for purposes of estimating the expected term for non-employees. Forfeiture rates were derived from historical employee termination behavior. There has been no trading activity in the Company’s stock and as such, volatility represents management’s best estimate of future volatility based on reviewing the average volatility of stock prices for similar publicly traded companies. The Company has not declared or paid dividends in the past and do not currently expect to do so in the foreseeable future.

8. Income Taxes

At December 31, 2009 and 2010, the Company has federal net operating loss carry-forwards of approximately $28,400,000 and $36,000,000, respectively, and research and development tax credits of approximately $418,000 and $556,000, respectively, which may be used to offset future taxable income. These carryforwards and credits expire beginning in 2024. The Company’s ability to utilize its net operating loss carry-forwards may be limited in the event that a change in ownership, as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs. The effect of previous changes in ownership, if any, has not yet been determined. Future changes in the Company’s ownership may further limit the use of such carry-forward benefit.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

The effects of temporary differences and carry-forwards that give rise to deferred tax assets are as follows (in thousands):

	Year Ended December 31,
(in thousands)	2009	2010
Deferred tax assets
Net operating loss carryforwards	$9,677	$12,231
Research and development tax credit carryforwards	418	556
Other	746	452

	10,841	13,239
Less: Valuation allowance	(10,841)	(13,239)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. The Company has provided a full valuation allowance against the net deferred tax assets as of December 31, 2009 and 2010 because there is a significant degree of uncertainty around its ability to realize the deferred tax assets in the future. Accordingly, no tax benefits have been recorded in the accompanying statements of operations. The valuation allowance increased by $2,398,000 during 2010.

The guidance for accounting for uncertainties in income taxes requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

There are no material unrecognized tax benefits as of December 31, 2009 and 2010. Furthermore, the Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months. The Company is subject to income taxes in the U.S. The Company is subject to tax examinations for 2007 and after. However, carryforward attributes that were generated prior to 2007 may still be adjusted by a taxing authority upon examination if the attributes have been or will be used in a future period.

9. Employee Savings Plan

The Company has a 401(k) savings plan (the Plan) for those employees who meet minimum eligibility requirements. Eligible employees may contribute up to 100% of their annual compensation to the Plan, subject to Internal Revenue Service limitations. The Company may also, at its sole discretion, make contributions to the Plan. To date, the Company has not made any contributions to the Plan.

10. Commitments and Contingencies

In November 2007, the Company entered into a lease agreement with Alexandria Real Estate Equities, Inc. (“Alexandria”), a related party investor for 12,796 square feet of office and laboratory space at a new facility in Seattle, Washington. The lease commenced in March 2008 and expires on March 31, 2018. In October of 2008, the Company amended the lease agreement to add an additional 2,486 square feet (“Expansion Space”) in the same building. In July 2009, the Company amended the lease agreement to surrender the Expansion Space back to the landlord on August 31, 2009. In connection with this amendment, the Company agreed to retake the Expansion Space on September 1, 2012. The lease agreement contains an annual rent adjustment of the greater of

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

3% or increase in the consumer price index not to exceed 5%. There is a one-time option for an early lease termination at the eighth year. The Company has one option to extend the lease for either an additional three-year or five-year term. Additionally, the landlord financed $1,432,000 of the Company’s tenant improvements and laboratory equipment in connection with the lease. The Company pays 10% interest per annum on this financing.

The lease agreement also contains conditions of default that are customary events of default, including payment defaults, insolvency defaults, and noncompliance with insurance coverages, liens, estoppel certificates or subordination agreements. The occurrence of an event of default could result in the acceleration of the obligations under the agreement. At December 31, 2010, and June 30, 2011 the Company was in compliance with these conditions.

The future minimum lease payments for the facility at December 31, 2010, are as follows (in thousands):

Operating Lease
2011	$680
2012	729
2013	807
2014	832
2015	856
Thereafter	2,020

Total minimum lease payments	$5,924

In connection with the lease, as a security deposit, the Company entered into a $157,000 standby letter of credit agreement. The Company pledged as collateral cash in its money market account up to the amount of the letter of credit. The standby letter of credit agreement automatically renews each year until July 1, 2018. In September 2011, the Company authorized Alexandria to draw down the letter of credit in full. If requested by Alexandria, the Company would be required to refund the letter of credit. To date, no such request has been made by Alexandria.

Rent expense totaled approximately $623,000 and $831,000 for the years ended December 31, 2009 and 2010, respectively. Rent expense totaled approximately $410,000 and $462,000 for the six months ended June 30, 2010 and 2011, respectively. Rent expense totaled approximately $3,085,000 cumulatively for the period from March 19, 2004 (inception) to June 30, 2011.

Litigation

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue. A liability is recorded and charged to operating expense when we determine that a loss is probable and the amount can be reasonably estimated. Additionally, we disclose contingencies for which a material loss is reasonably possible, but not probable.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

On June 27, 2011, a putative class action lawsuit was filed in the Superior Court of California, San Francisco County, against Poniard, its board of directors, a wholly-owned subsidiary of Poniard and Allozyne. The action, titled Aronheim v. Poniard Pharmaceuticals, Inc., et al. (Case Number: CGC-11-512033), alleges in summary that, in connection with the proposed merger with Allozyne, the members of the Poniard board of directors breached their fiduciary duties by purportedly conducting an unfair sale process and agreeing to an unfair sale price, and by purportedly engineering the proposed merger to provide them with improper personal benefits. The action also alleges that Poniard and Allozyne aided and abetted the Poniard board members’ purported breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the suit can be maintained as a class action, a declaration that the merger agreement was entered into in breach of the Poniard board members’ fiduciary duties, rescission of the merger agreement, an injunction against the proposed merger, a directive that the Poniard board members exercise their fiduciary duties to obtain a transaction that is in the best interests of Poniard’s shareholders, the imposition of a constructive trust in favor of the plaintiff and the class upon any benefits improperly received by the Poniard board members as a result of their purportedly wrongful conduct and fees and costs. Poniard, its board of directors and Allozyne believe that the claims are without merit and intend to vigorously defend against them. The Company does not believe that a loss or range of loss is either probable or estimable at this time. However, there can be no assurances as to the outcome of the litigation and an unfavorable outcome could have a material adverse effect on the Company’s financial condition and results of operations.

11. Other Related-Party Agreements

In October 2005, the Company entered into a services agreement with ISB for administrative and managerial services, as well as business development consulting in exchange for a monthly fee of $20,000 and warrants to purchase a total of 1,072,580 shares of common stock at an exercise price of $0.10 per share, which had an estimated fair value of $5,000 on the date of grant. The initial term of the agreement was one year with successive one-year renewal terms. In March 2007, the Company entered into an amended agreement that increased the monthly fee to $30,000 per month to account for the Company’s expanded activities. This arrangement terminated in 2008. For the period from March 19, 2004 (inception) to June 30, 2011, the Company paid $798,000 in management fees to ISB.

12. Significant Agreements

License Agreement—Scripps

In June 2010, the Company entered into a license agreement with Scripps Research Institute and issued 25,000 shares of common stock as part of the agreement. In connection with the agreement, the Company receives an exclusive, sub-licensable worldwide license to make, use, sell and import therapeutic and diagnostic products that are generated using a chemical reaction covered by Scripps’ IP. The agreement is structured as milestones, annual payments, royalty obligations and sublicensing terms. The Company is obligated to pay up to $1.9 million upon the achievement of certain development and regulatory milestones during the term of the agreement. Through June 30, 2011, no milestones have been achieved.

Annual payments, required to be paid by the Company, of $20,000 will increase to $30,000 beginning in 2014 and all such payments are creditable against royalty payments in such year. The term of the agreement will continue, unless earlier terminated per the terms of the agreement, or until the expiration, revocation, invalidation or unenforceability of the patents covered by this license.

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

License Agreement and Amendment—California Institute of Technology

In October 2005, the Company entered into a License Agreement with the California Institute of Technology (“Caltech”) to receive an exclusive worldwide license to certain exclusively licensed patent rights, improvement patent rights and a nonexclusive license to certain technology, all relating to research into the incorporation of non-natural amino acids into proteins. The License Agreement calls for royalty payments for direct sales and sublicensing revenues. Minimum annual royalty of $20,000 are required to be paid by the Company, beginning on the third anniversary of the effective date, October 2008, and each subsequent anniversary regardless if any product sales are made. In addition, the Company issued 416,429 shares of the Company’s common stock to Caltech upon the consummation of the Company’s Series B financing (see Note 6). The term of the agreement will continue until the expiration, revocation, invalidation or unenforceability of the patents covered by this license.

In February 2007, the Company entered into an amendment to the Caltech License Agreement. This amendment grants the Company all improvement rights to technology covered in the original license for a period of four years. In consideration for these additional rights, the Company paid $273,000. In addition to these payments, the Company will grant to Caltech 110,000 shares of common stock, of which 80,000 shares will be granted upon the completion of a project and the remaining 30,000 will be granted at the point the Company acts on the results. No grants of common stock were due or have been made as of June 30, 2011.

License Agreement and Amendment—Sigma-Aldrich Inc.

In September 2007, the Company entered into a license agreement (“License Agreement”) with Sigma-Aldrich, Inc. under which it received an exclusive worldwide license to certain licensed patent rights relating to the methods of modifying proteins and peptides. In consideration of the license and rights granted, the Company issued to Sigma-Aldrich a warrant to purchase a total of 100,000 shares of common stock at $0.10 per share, valued at $3,000. The License Agreement requires the company to make royalty payments on future licensed product sales and milestone payments ranging from $25,000 to $600,000 over the life of the agreement upon achieving certain development milestones. The term of the license agreement will continue, unless earlier terminated per the terms of the license agreement, until the later of the time at which there are no valid claims and all patent applications contained within the license agreement have been abandoned, lapsed or expired, or there are no more royalties payable to Sigma-Aldrich, Inc. No amounts were due or paid under the agreement during the years ended December 31, 2009 or 2010, the six month periods ended June 30, 2010 or 2011 or inception to date.

13. Merger

On June 22, 2011, Allozyne entered into an Agreement and Plan of Merger and Reorganization with Poniard Pharmaceuticals, Inc. (“Poniard”), and FV Acquisition Corp., a wholly owned subsidiary of Poniard (“Merger Sub”), which provides for the merger of Merger Sub with and into Allozyne, with Allozyne surviving the merger and becoming a wholly owned subsidiary of Poniard. Upon the terms and subject to the conditions set forth in the merger agreement, Poniard will issue shares of its common stock to Allozyne stockholders based on an exchange ratio to be determined prior to closing of the transaction. Under the exchange ratio formula in the Merger Agreement, the former Allozyne stockholders are expected to own approximately 65% of the combined company, and the former Poniard shareholders are expected to own approximately 35% of the combined company, each on a fully diluted basis. The exact percentages will reflect Poniard’s and Allozyne’s respective net cash or net debt as well as post-signing financing as of the closing of the Merger, as defined and calculated under the Merger Agreement. If the Merger is consummated, the combined company will be renamed Allozyne,

Allozyne, Inc.

(A development stage company)

Notes to Financial Statements

(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

Inc. and will be based in Seattle. The transaction has been approved by the Board of Directors of both companies and is subject to customary closing conditions, including the approval of the stockholders of Allozyne. The merger is expected to close in the third quarter of 2011.

14. Subsequent Events (unaudited)

In July 2011, the Company issued 6% convertible promissory notes for total gross proceeds of $1,500,000. These convertible promissory notes are convertible into Series B-2 preferred stock at a ratio of $1.00 per share. The Company also granted the note holders warrants to purchase 375,000 shares of common stock at an exercise price of $.23 per share.

ANNEXES

• Annex A	Agreement and Plan of Merger and Reorganization, dated June 22, 2011, by and among Poniard Pharmaceuticals, Inc., Allozyne, Inc, and FV Acquisition Corp.

• Annex B	Section 262 of Delaware General Corporation Law

• Annex C	Allozyne Form of Stockholder Agreement and Irrevocable Proxy

• Annex D	Poniard Form of Shareholder Agreement and Irrevocable Proxy

• Annex E	Opinion of Leerink Swann LLC

• Annex F	Form of Articles of Amendment to Poniard’s Amended and Restated Articles of Incorporation to Effect 1-for-40 Reverse Stock Split

• Annex G	Chapter 23B.13 of the Washington Business Corporation Act: Dissenters’ Rights

A-1

ANNEX A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

PONIARD PHARMACEUTICALS, INC.,

a Washington corporation;

FV ACQUISITION CORP.,

a Delaware corporation; and

ALLOZYNE, INC.

a Delaware corporation

Dated as of June 22, 2011

Page(s)

Section 1.	Description of Transaction	A-A-1

1.1	Structure of the Merger	A-A-1

1.2	Effects of the Merger	A-A-2

1.3	Closing; Effective Time	A-A-2

1.4	Certificate of Incorporation and Bylaws; Directors and Officers	A-A-2

1.5	Conversion of Shares and Issuance of Warrants	A-A-2

1.6	Calculation of Acquiror Net Debt	A-A-3

1.7	Calculation of Company Net Cash	A-A-4

1.8	Dispute Resolution	A-A-5

1.9	Closing of Company’s Transfer Books	A-A-5

1.10	Surrender of Certificates	A-A-6

1.11	Appraisal Rights	A-A-7

1.12	Further Action	A-A-7

1.13	Tax Consequences	A-A-7

Section 2.	Representations and Warranties of Company	A-A-7

2.1	Subsidiaries; Due Organization; Etc.	A-A-7

2.2	Certificate of Incorporation; Bylaws; Charters and Codes of Conduct	A-A-8

2.3	Capitalization, Etc.	A-A-8

2.4	Financial Statements	A-A-10

2.5	Absence of Changes	A-A-10

2.6	Title to Assets	A-A-12

2.7	Real Property; Leasehold	A-A-12

2.8	Intellectual Property	A-A-12

2.9	Agreements, Contracts and Commitments	A-A-13

2.10	Liabilities	A-A-15

2.11	Compliance; Permits; Restrictions	A-A-15

2.12	Tax Matters	A-A-16

2.13	Employee and Labor Matters; Benefit Plans	A-A-18

2.14	Environmental Matters	A-A-20

2.15	Insurance	A-A-21

2.16	Affiliates	A-A-21

2.17	Legal Proceedings; Orders	A-A-21

A-A-i

(continued)

Page(s)

2.18	Authority; Binding Nature of Agreement	A-A-22

2.19	Inapplicability of Anti-takeover Statutes	A-A-22

2.20	Vote Required	A-A-22

2.21	Non-Contravention; Consents	A-A-22

2.22	No Financial Advisor	A-A-23

2.23	Disclosure	A-A-23

Section 3.	Representations and Warranties of Acquiror and Merger Sub	A-A-24

3.1	Subsidiaries; Due Organization; Etc.	A-A-24

3.2	Articles of Incorporation; Bylaws; Charters and Codes of Conduct	A-A-24

3.3	Capitalization, Etc.	A-A-24

3.4	SEC Filings; Financial Statements	A-A-26

3.5	Absence of Changes	A-A-27

3.6	Title to Assets	A-A-29

3.7	Real Property; Leasehold	A-A-29

3.8	Intellectual Property	A-A-29

3.9	Agreements, Contracts and Commitments	A-A-30

3.10	Liabilities	A-A-32

3.11	Compliance; Permits; Restrictions	A-A-32

3.12	Tax Matters	A-A-33

3.13	Employee and Labor Matters; Benefit Plans	A-A-36

3.14	Environmental Matters	A-A-38

3.15	Insurance	A-A-38

3.16	Affiliates	A-A-39

3.17	Legal Proceedings; Orders	A-A-39

3.18	Authority; Binding Nature of Agreement	A-A-39

3.19	Inapplicability of Anti-takeover Statutes	A-A-40

3.20	Vote Required	A-A-40

3.21	Non-Contravention; Consents	A-A-40

3.22	Financial Advisor	A-A-41

3.23	Valid Issuance	A-A-41

3.24	Disclosure	A-A-41

A-A-ii

(continued)

Page(s)

Section 4.	Certain Covenants of the Parties	A-A-41

4.1	Access and Investigation	A-A-41

4.2	Operation of Acquiror’s Business	A-A-42

4.3	Operation of Company’s Business	A-A-43

4.4	Negative Obligations	A-A-43

4.5	No Solicitation	A-A-46

4.6	No Control of Other Party’s Business	A-A-47

Section 5.	Additional Agreements of the Parties	A-A-47

5.1	Registration Statement; Proxy Statement/Prospectus/Information Statement	A-A-47

5.2	Company Stockholder Written Consent	A-A-47

5.3	Acquiror Shareholders’ Meeting	A-A-48

5.4	Regulatory Approvals	A-A-49

5.5	Company Options and Warrants	A-A-49

5.6	Employee Benefits	A-A-50

5.7	Indemnification of Officers and Directors	A-A-51

5.8	Additional Agreements	A-A-52

5.9	Disclosure	A-A-53

5.10	Listing	A-A-53

5.11	Tax Matters	A-A-53

5.12	Legends	A-A-54

5.13	Cooperation	A-A-54

5.14	Termination of Certain Agreements and Rights	A-A-54

Section 6.	Conditions Precedent to Obligations of Each Party	A-A-55

6.1	Effectiveness of Registration Statement	A-A-55

6.2	No Restraints	A-A-55

6.3	Stockholder Approval	A-A-55

6.4	Listing	A-A-55

6.5	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	A-A-55

Section 7.	Additional Conditions Precedent to Obligations of Acquiror and Merger Sub	A-A-55

7.1	Accuracy of Representations	A-A-55

7.2	Performance of Covenants	A-A-56

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(continued)

Page(s)

7.3	Agreements and Other Documents	A-A-56

7.4	Company Cash and Cash Equivalents	A-A-56

7.5	No Company Material Adverse Effect	A-A-56

Section 8.	Additional Conditions Precedent to Obligation of Company	A-A-56

8.1	Accuracy of Representations	A-A-56

8.2	Performance of Covenants	A-A-56

8.3	Documents	A-A-56

8.4	Acquiror Net Debt	A-A-57

8.5	Board of Directors	A-A-57

8.6	No Acquiror Material Adverse Effect	A-A-57

8.7	BCC Nonrecourse Loan	A-A-57

Section 9.	Termination	A-A-57

9.1	Termination	A-A-57

9.2	Effect of Termination	A-A-58

9.3	Expenses; Termination Fees	A-A-58

Section 10.	Miscellaneous Provisions	A-A-59

10.1	Non-Survival of Representations and Warranties	A-A-59

10.2	Amendment	A-A-59

10.3	Waiver	A-A-59

10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	A-A-60

10.5	Applicable Law; Jurisdiction	A-A-60

10.6	Attorneys’ Fees	A-A-60

10.7	Assignability	A-A-60

10.8	Notices	A-A-60

10.9	Cooperation	A-A-61

10.10	Severability	A-A-61

10.11	Other Remedies; Specific Performance	A-A-61

10.12	Construction	A-A-62

10.13	Disclosure Schedules	A-A-62

Exhibit A	Certain Definitions	A-A-A-1

Exhibit B	Form of Company Stockholder Voting and Lock-Up Agreement

Exhibit C	Form of Acquiror Shareholder Voting and Lock-Up Agreement

Schedule I

Schedule II

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 22, 2011, by and among PONIARD PHARMACEUTICALS, INC., a Washington corporation (the “Acquiror”); FV ACQUISITION CORP., a Delaware corporation (“Merger Sub”); and ALLOZYNE, INC., a Delaware corporation (“Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The Acquiror and the Company intend to effect a merger of the Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, the Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of the Acquiror.

B. The Acquiror, the Merger Sub and the Company intend to adopt this Agreement as a plan of reorganization and for the Merger to qualify as reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

C. The Board of Directors of the Acquiror (i) has determined that the Merger is fair to, and in the best interests of, the Acquiror and its shareholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Acquiror Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of the Acquiror, and the other Contemplated Transactions, and (iii) has determined to recommend that the shareholders of the Acquiror vote to approve the issuance of shares of Acquiror Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of the Acquiror and such other Contemplated Transactions.

D. The Board of Directors of the Merger Sub (i) has determined that the Merger is advisable fair to, and in the best interests of, the Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other Contemplated Transactions and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholder of the Merger Sub.

E. The Board of Directors of the Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other Contemplated Transactions and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of the Company.

F. In order to induce the Acquiror to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of the Company listed on Schedule I hereto, are executing voting agreements and lock-up agreements concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Company Stockholder Voting and Lock-up Agreements”).

G. In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, certain shareholders of the Acquiror listed on Schedule II hereto are executing voting agreements and lock-up agreements concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Acquiror Shareholder Voting and Lock-up Agreements”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), the Merger Sub shall be merged with and into the Company, and

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the separate existence of the Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of the Acquiror.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, 1191 Second Avenue, 10th Floor, Seattle, Washington, as promptly as practicable (but in no event later than the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions, and, if at such time any dispute shall be pending pursuant to Section 1.8 regarding the determination of Acquiror Net Debt or Company Net Cash, the third Business Day following the resolution of such dispute as provided in Section 1.8), or at such other time, date and place as the Acquiror and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to the Acquiror and the Company. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b) the Articles of Incorporation of the Acquiror shall be the Articles of Incorporation of the Acquiror immediately prior to the Effective Time, until thereafter amended as provided by the WBCA and such Articles of Incorporation;

(c) the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Bylaws of the Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws;

(d) the directors and officers of the Acquiror shall be as set forth in Section 5.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of the Acquiror as set forth in Section 5.8(e), after giving effect to the provisions of Section 5.8(e).

1.5 Conversion of Shares and Issuance of Warrants.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of the Acquiror, the Merger Sub, the Company or any stockholder of the Company or shareholder of the Acquiror:

(i) any shares of Company Common Stock or Company Preferred Stock held as treasury stock or held or owned by the Company or the Merger Sub immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

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(ii) subject to Section 1.5(c), each share of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Acquiror Common Stock in accordance with the Exchange Ratio.

(b) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture or under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Acquiror Common Stock issued in exchange for such shares of Company Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Acquiror Common Stock shall accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, the Acquiror is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Acquiror Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) (as defined in Section 1.9), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing sales price of a share of Acquiror Common Stock on the Nasdaq Capital Market (or such other NASDAQ market on which Acquiror Common Stock then trades) on the date the Merger becomes effective.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Stock Option Plan and all Company Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Acquiror Common Stock or warrants to purchase Acquiror Common Stock, as applicable, in accordance with Section 5.5.

(e) Each share of Common Stock, $0.001 par value per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of the Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Acquiror Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants the same economic effect as contemplated by this Agreement prior to such event.

1.6 Calculation of Acquiror Net Debt.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is five (5) calendar days prior to the anticipated date for Closing, as agreed upon by the Acquiror and the Company at least twenty (20) calendar days prior to the Acquiror Shareholders Meeting (the “Anticipated Closing Date”).

(b) Not less than fifteen (15) calendar days prior to the Determination Date, the Acquiror shall deliver to the Company the Acquiror Estimated Net Debt Schedule setting forth, in reasonable detail, the Acquiror’s calculation of Acquiror Net Debt (using an estimate of the Acquiror’s cash and cash equivalents and each item included in Acquiror Liabilities, in each case as of such date and determined in accordance with GAAP and, to the extent consistent with GAAP, consistent with the manner in which such items were determined for the

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Acquiror’s most recent SEC filings) (the “Acquiror Net Debt Calculation”). Within two (2) Business Days following the Determination Date, the Acquiror shall deliver to the Company the Acquiror Net Debt Certificate as of such Determination Date, prepared by the Acquiror and executed by Acquiror’s chief executive officer. The Acquiror shall make the work papers and back-up materials used in preparing the Acquiror Estimated Net Debt Schedule and the Acquiror Net Debt Certificate, and the personnel of Acquiror that participated in preparing the Acquiror Estimated Net Debt Schedule and the Acquiror Net Debt Certificate, available to the Company and, if requested by the Company, its accountants and counsel at reasonable times and upon reasonable notice.

(c) Within three (3) calendar days after the Acquiror delivers either (or each) of the Acquiror Estimated Net Debt Schedule or the Acquiror Net Debt Certificate (an “Acquiror Response Date”), the Company shall have the right to dispute any part of the Acquiror Estimated Net Debt Schedule or the Acquiror Net Debt Certificate by delivering a written notice to that effect to the Acquiror (a “Company Dispute Notice”).

(d) If on or prior to any Acquiror Response Date, (i) the Company notifies the Acquiror in writing that it has no objections to the Acquiror Estimated Net Debt Schedule or the Acquiror Net Debt Certificate, as applicable, or (ii) the Company fails to deliver a Company Dispute Notice as provided in Section 1.6(c), then the Acquiror Net Debt Calculation as set forth in the Acquiror Net Debt Certificate shall be deemed to have been finally determined for purposes of this Agreement and to represent the Acquiror Net Debt at the Determination Date for purposes of this Agreement, and the Acquiror shall not be required to determine the Acquiror Net Debt again provided that the Closing Date occurs no later than 15 calendar days after the Anticipated Closing Date.

1.7 Calculation of Company Net Cash.

(a) Not less than fifteen (15) calendar days prior to the Determination Date, the Company shall deliver to the Acquiror the Company Estimated Net Cash Schedule setting forth, in reasonable detail, the Company’s calculation of Company Net Cash (using an estimate of the Company’s cash and cash equivalents and each item included in Company Indebtedness, in each case as of such date and determined in accordance with GAAP and, to the extent consistent with GAAP, consistent with the manner in which such items were determined for purposes of the Company Financials) (the “Company Net Cash Calculation”). Within two (2) Business Days following the Determination Date, the Company shall deliver to the Acquiror the Company Net Cash Certificate as of such Determination Date prepared by the Company and executed by the Company’s chief executive officer. The Company shall make the work papers and back-up materials used in preparing the Company Estimated Net Cash Schedule and the Company Net Cash Certificate, and the personnel of the Company that participated in preparing the Company Estimated Net Cash Schedule and the Company Net Cash Certificate, available to the Acquiror and, if requested by the Acquiror, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) calendar days after the Company delivers either (or each) of the Company Estimated Net Cash Schedule or the Company Net Cash Certificate (a “Company Response Date”, the Company Response Dates and the Acquiror Response Dates being referred to collectively as a “Response Date”), the Acquiror shall have the right to dispute any part of the Company Estimated Net Cash Schedule or the Company Net Cash Certificate by delivering a written notice to that effect to the Company (an “Acquiror Dispute Notice”, the Company Dispute Notice and the Acquiror Dispute Notice being referred to collectively as a “Dispute Notice”).

(c) If on or prior to any Company Response Date, (i) the Acquiror notifies the Company in writing that it has no objections to the Company Estimated Net Cash Schedule or the Company Net Cash Certificate, as applicable, or (ii) the Acquiror fails to deliver an Acquiror Dispute Notice as provided in Section 1.7(b), then the Company Net Cash Calculation as set forth in the Company Net Cash Certificate shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Net Cash at the Determination Date for purposes of this Agreement, and the Company shall not be required to determine the Company Net Cash again provided that the Closing Date occurs no later than 15 calendar days after the Anticipated Closing Date.

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1.8 Dispute Resolution.

(a) If either Party delivers a Dispute Notice on or prior to the applicable Response Date, then Representatives of the Acquiror and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Acquiror Net Debt or the Company Net Cash, as applicable, which agreed upon amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Acquiror Net Debt or the Company Net Cash, as applicable, at the Determination Date for purposes of this Agreement.

(b) If Representatives of the Acquiror and the Company are unable to negotiate an agreed-upon determination of the Acquiror Net Debt or the Company Net Cash, as applicable, at a Determination Date pursuant to Section 1.8(a) within three (3) calendar days after delivery of the applicable Dispute Notice (or such other period as the Acquiror and the Company may mutually agree upon), then Ernst & Young LLP or, if Ernst & Young LLP is not able to so act without compromising its status as an independent auditor of the Acquiror, PricewaterhouseCoopers LLP or such other independent auditor of recognized national standing as may be agreed by the Acquiror and the Company (the “Reviewing Accounting Firm”) shall be engaged to resolve any remaining disagreements as to the Acquiror Net Debt Calculation or the Company Net Cash Calculation, as applicable. The relevant Party shall promptly deliver to the Reviewing Accounting Firm the work papers and back-up materials used in preparing the Acquiror Estimated Net Debt Schedule, the Acquiror Net Debt Certificate, the Company Estimated Net Cash Schedule or the Company Net Cash Certificate, as applicable, and the Acquiror and the Company shall use their best efforts to cause the Reviewing Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and the Acquiror shall be afforded the opportunity to present to the Reviewing Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Reviewing Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and the Acquiror. The determination of the Reviewing Accounting Firm shall be limited to the disagreements submitted to the Reviewing Accounting Firm. The determination of the amount of the Acquiror Net Debt or the Company Net Cash, as applicable, made by the Reviewing Accounting Firm shall be in writing delivered to Acquiror and the Company, shall be final and binding on the Company and the Acquiror and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Acquiror Net Debt or the Company Net Cash, as applicable, at the Determination Date for purposes of this Agreement. The fees and expenses of the Reviewing Accounting Firm shall be allocated between the Acquiror and the Company in the same proportion that the disputed amount of the Acquiror Net Debt or the Company Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Reviewing Accounting Firm) bears to the total disputed amount of the Acquiror Net Debt or the Company Net Cash amount, respectively. If this Section 1.8(b) applies as to the determination of the Acquiror Net Debt or the Company Net Cash at the Determination Date, upon resolution of the matter in accordance with this Section 1.8(b), the Parties shall not be required to determine the Acquiror Net Debt or the Company Net Cash, respectively, again even though the Closing Date may occur later than the Anticipated Closing Date.

1.9 Closing of Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock and Company Preferred Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.10) or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.10.

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1.10 Surrender of Certificates.

(a) On or prior to the Closing Date, the Acquiror and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, the Acquiror shall deposit with the Exchange Agent: (i) certificates representing the shares of Acquiror Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Acquiror Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) At or before the Effective Time, the Company will deliver to the Acquiror a true, complete and accurate listing of all record holders of Company Stock Certificates at the Effective Time, including the number and class of shares of the Company’s capital stock held by such record holder and the number of shares of Acquiror Common Stock such holder is entitled to receive pursuant to Section 1.5. Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as the Acquiror may reasonably specify (including a provision confirming that delivery of the Company Stock Certificates shall be effected, and risk of loss and title to the Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Company Stock Certificates in exchange for certificates representing Acquiror Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or the Acquiror: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Acquiror Common Stock); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.10(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Acquiror Common Stock (and cash in lieu of any fractional share of Acquiror Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, the Acquiror may, in its discretion and as a condition precedent to the delivery of any shares of Acquiror Common Stock and in the case of Company Certificates representing Company Preferred Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying the Acquiror against any claim suffered by the Acquiror related to the lost, stolen or destroyed Company Stock Certificate or any Acquiror Common Stock issued in exchange therefor as the Acquiror may reasonably request.

(c) No dividends or other distributions declared or made with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Acquiror Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.10 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Closing Date shall be delivered to the Acquiror upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.10 shall thereafter look only to the Acquiror for satisfaction of their claims for Acquiror Common Stock, cash in lieu of fractional shares of Acquiror Common Stock and any dividends or distributions with respect to shares of Acquiror Common Stock.

(e) Each of the Exchange Agent, the Acquiror and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company

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Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Acquiror Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.11 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) The Company shall give the Acquiror prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands.

1.12 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation or the Acquiror to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation or the Acquiror shall be fully authorized, and shall use their commercially reasonable efforts (in the name of the Company, in the name of the Merger Sub and otherwise) to take such action.

1.13 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Section 2. REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to the Acquiror and the Merger Sub as follows, except as set forth in the written disclosure schedule delivered by the Company to the Acquiror (the “Company Disclosure Letter”).

2.1 Subsidiaries; Due Organization; Etc.

(a) The Company has no Subsidiaries and does not own any capital stock of, or any equity interest of any nature in, any other Entity. The Company has not agreed nor is obligated to make, nor is bound by any

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Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) The Company is duly qualified and licensed to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(d) The Company has made available to the Acquiror true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board of Directors and each committee of the Board of Directors since January 1, 2008.

2.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. The Company has made available to the Acquiror accurate and complete copies of the certificate of incorporation and bylaws, each as amended to date, of the Company. Such certificate of incorporation and bylaws are in full force and effect. The Company is not in violation of any provision of its certificate of incorporation or bylaws. Schedule 2.2 of the Company Disclosure Letter lists, and the Company has made available to the Acquiror, accurate and complete copies of: (a) the charters of all committees of the Board of Directors of the Company; (b) any code of conduct or similar policy adopted by the Company or by the Board of Directors, or any committee of the Board of Directors, of the Company, each as in effect on the date hereof, and (c) any Contracts relating to the nomination or election of Company directors (collectively, the “Company Board Charters and Policies”). The Company has not taken any action in breach or violation of any of the provisions of the Company Board Charters and Policies nor is in breach or violation of any of the provisions of the Company Board Charters and Policies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of (i) 65,825,000 shares of Company Common Stock, par value $0.001 per share, of which 3,012,860 shares have been issued and are outstanding as of the date of this Agreement, (ii) 6,801,499 shares of Series A Preferred Stock, par value $0.001 per share of which 6,492,999 shares have been issued and are outstanding as of the date hereof; (iii) 18,200,000 shares of Series B-1 Preferred Stock, par value $0.001 per share of which 18,000,000 shares have been issued and are outstanding as of the date hereof; and (iv) 20,200,000 shares of Series B-2 Preferred Stock, par value $0.001 per share of which 12,016,168 shares have been issued and are outstanding as of the date hereof. The Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock and Company Preferred Stock are, and any additional shares of Company Common Stock and Company Preferred Stock issued after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable and free of any preemptive rights, rights of first refusal, rights of participation, co-sale rights, rights of maintenance or any similar rights, and have been or will be issued in compliance in all respects with all applicable federal and state securities laws and the Company’s certificate of incorporation and bylaws. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock,

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Company Preferred Stock or other securities except for a right of repurchase associated with currently outstanding shares of restricted Company Common Stock granted to service providers. As of the date hereof, each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(b) Except for the Company’s 2005 Stock Option Plan (the “Company Stock Option Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. The Company Stock Option Plan has been duly authorized, approved and adopted by the Company’s Board of Directors and stockholders. As of the date of this Agreement, the Company has reserved 7,237,028 shares of Company Common Stock for issuance under the Company Stock Option Plan, of which 125,866 shares have been issued and 5,647,486 shares are subject to issuance pursuant to Company Options granted and outstanding under the Company Stock Option Plan and 1,463,676 shares of Company Common Stock remain available for future issuance pursuant to equity awards not yet granted under the Company Stock Option Plan. As of the date hereof, 3,711,588 shares of Company Common Stock are reserved for future issuance pursuant to outstanding warrants to purchase Company Common Stock, 300,000 shares of Company Series A Preferred Stock are reserved for future issuance pursuant to warrants to purchase Company Series A Preferred Stock and 200,000 shares of Company Series B-1 Preferred Stock are reserved for future issuance pursuant to warrants to purchase Company Series B-1 Preferred Stock (collectively, the “Company Warrants”). All outstanding Company Options and Company Warrants have been granted, issued and delivered (i) in compliance with all applicable federal and state securities laws and (ii) in material compliance with all other applicable Legal Requirements and all requirements set forth in applicable Contracts. All shares of Company Common Stock subject to issuance pursuant to the Company Options and the Company Warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and offered, issued and delivered in compliance with all applicable federal and state securities laws and regulations and the certificate of incorporation and bylaws of the Company. Schedule 2.3(b) of the Company Disclosure Letter sets forth a spreadsheet accurately listing, as of the date hereof, all holders of outstanding Company Options and Company Warrants, the number of Company Options and Warrants held by each holder, the grant or award date, vesting schedule and expiration date of each such Company Option and Company Warrant, the exercise prices of such Company Options and Company Warrants, and whether the Company Options are non-statutory options or incentive stock options as defined in Section 422 of the Code. The Company has made available to the Acquiror accurate and complete copies of the forms of all outstanding Company Warrants, the Company Stock Option Plan, forms of all Company Options granted and currently outstanding thereunder, copies of resolutions of the Board of Directors approving the grants of all outstanding Company Options and Company Warrants and copies of stockholder resolutions approving the Company Stock Option Plan. No Company Options have been granted in violation of the requirements of Section 409A of the Code. No vesting of outstanding Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(c) Except for the outstanding Company Options, Company Warrants or as set forth on Schedule 2.3(c) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company except for rights of first refusal and rights of repurchase associated with outstanding shares of restricted Company Common Stock granted to service providers; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities, pay any dividend or make any other distribution in respect thereof, or make any investment (in the form of a loan, capital contribution or otherwise) in any Person; or (iv) condition or circumstance that could reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

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2.4 Financial Statements.

(a) Schedule 2.4(a) of the Company Disclosure Letter includes true and complete copies of (i) the Company’s audited balance sheet as of December 31, 2009 and December 31, 2010, and the related audited statements of operations, convertible preferred stock and stockholders’ deficit and cash flows of the Company for the periods covered therein, together with all related notes and schedules thereto, accompanies by the reports thereon of the Company’s independent auditors (collectively, the “Company Audited Financial Statements”), (ii) the unaudited balance sheet of the Company as of March 31, 2011 and the related statement of operations, statement of stockholders’ equity and statement of cash flows for the three months and quarter then ended, together with all related notes and schedule thereto, (iii) the unaudited balance sheet of the Company as of April 30, 2011 and the related statement of operations for the month then ended, and (iv) the unaudited balance sheet of the Company as of May 31, 2011 and the related statement of operations, statement of stockholders’ equity and statement of cash flows for the month then ended (collectively, the financial statements delivered pursuant to clauses (ii), (iii) and (iv), the “Company Interim Financial Statements”, and with the Company Audited Financial Statements, the “Company Financials”). The Company Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present the financial condition and operating results of the Company at the respective dates thereof and for the periods indicated, except as otherwise noted therein and subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that are not reasonably expected to be material in amount.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Schedule 2.4(c) of the Company Disclosure Letter lists, and the Company has made available to the Acquiror accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since December 31, 2007.

(d) Since January 1, 2008, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Board of Directors of the Company or any committee thereof. Since January 1, 2008, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.5 Absence of Changes.

(a) Except as set forth on Schedule 2.5(a) of the Company Disclosure Letter and except as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, since December 31, 2010, there has not been any Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(b) Except as set forth on Schedule 2.5(b) of the Company Disclosure Letter and except as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, from January 1, 2011, through the date hereof:

(i) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of the Company (whether or not covered by insurance);

(ii) the Company has not: (A) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (B) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (except for repurchases of restricted Company Common Stock purchased by or granted to Company service providers);

(iii) the Company has not sold, issued or granted, or authorized the issuance of: (A) any capital stock or other security (except for Company Common Stock issued upon the valid exercise or vesting of outstanding Company Options and Company Warrants); (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options and Company Warrants identified in Schedule 2.3(b) of the Company Disclosure Letter); or (C) any instrument convertible into or exchangeable for any capital stock or other security (other than as set forth in clauses (A) and (B) of this subparagraph (iii));

(iv) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of the Company, and the Company has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(v) the Company has not amended or waived any of its rights under, or exercised its discretion to, permit the acceleration of vesting under any provision of: (A) the Company Stock Option Plan; (B) any Company Option or any Contract evidencing or relating to any Company Option; (C) any restricted stock purchase agreement; or (D) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(vi) the Company has not formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(vii) the Company has not: (A) lent money to any Person; (B) incurred or guaranteed any indebtedness for borrowed money; (C) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (D) guaranteed any debt securities of others; or (E) made any capital expenditure or commitment in excess of $100,000 other than in the Ordinary Course of Business;

(viii) the Company has not changed any of its accounting methods, principles or practices other than as required by GAAP or by a Governmental Body;

(ix) the Company has not, other than in the Ordinary Course of Business: (A) adopted, established or entered into any Company Employee Plan; (B) caused or permitted any Company Employee Plan to be amended other than as required by law; or (C) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(x) the Company has not made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered

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into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xi) the Company has not commenced or settled any Legal Proceeding;

(xii) the Company has not entered into any material transaction outside the Ordinary Course of Business;

(xiii) the Company has not acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Permitted Encumbrances or dispositions of immaterial assets in the Ordinary Course of Business consistent with past practices;

(xiv) there has been no entry into, amendment or termination of any Company Material Contract; and

(xv) the Company has not negotiated, agreed or committed to take any of the actions referred to in subparagraphs (iii) through (xiv) above (other than negotiations between the Parties to enter into this Agreement).

2.6 Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company as being owned by the Company. All of said assets are owned by the Company free and clear of any Encumbrances, except for: (i) Permitted Encumbrances and (ii) liens described in Schedule 2.6 of the Company Disclosure Letter. The tangible personal property and the assets of the Company are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are operated in accordance with all Company Permits.

2.7 Real Property; Leasehold. The Company does not own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Schedule 2.7 of the Company Disclosure Letter which are in full force and effect and with no existing default thereunder.

2.8 Intellectual Property.

(a) To the Knowledge of the Company, the Company owns or has the valid right or license to all Intellectual Property (i) to the extent such Intellectual Property is used in, necessary to, or would be infringed by the conduct of the Company Business and (ii) to the extent that such Intellectual Property would be necessary to or would be infringed by the commercial manufacture, use, sale, or import of any of the Company’s Clinical Products, as contemplated by the Company to be conducted following the Company’s or its licensee’s obtaining regulatory approval (if any) for such commercial manufacture, use, sale or import.

(b) Schedule 2.8(b) of the Company Disclosure Letter lists (i) all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and (ii) any proceedings or actions before any court or tribunal anywhere in the world related to any of the Company Registered Intellectual Property.

(c) To the Knowledge of the Company, each item of Company Registered Intellectual Property (or in the case of applications, applied for) is valid. All registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with the Company Registered Intellectual Property currently required to be filed

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have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting the Company Registered Intellectual Property and recording the Company’s ownership interests therein.

(d) To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. The Company has not brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right.

(e) The Company has not been sued in any suit, action or proceeding (or received any written notice or, to the Knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Company to exercise any Intellectual Property Right.

(f) To the Knowledge of the Company, the Company is not infringing, misappropriating or violating and has not infringed, misappropriated or violated the Intellectual Property Rights of any third party. In addition, to the Knowledge of the Company: (i) the operation of the Company Business, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company product and the Company’s use of any product, device or process used in the Company Business has not infringed, misappropriated, or violated, does not and will not infringe, misappropriate, or violate the Intellectual Property Right of any third party, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction; and (ii) the commercial manufacture, use, sale, or import of any of the Company’s Clinical Products, as contemplated by the Company to be conducted following the Company’s or its licensee’s obtaining regulatory approval (if any) for such commercial manufacture, use, sale, or import, will not infringe, misappropriate, or violate the Intellectual Property Right of any third party.

(g) The Company has secured from all consultants and employees who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property for the Company (each, a “Company Author”) unencumbered and unrestricted exclusive ownership of all of each such Company Author’s Intellectual Property in such contribution and has obtained a waiver from each such Company Author of any non-assignable rights.

(h) The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all trade secret information of the Company or provided by any third party to the Company (“Company Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Company Confidential Information have executed and delivered to the Company a written agreement regarding the protection of such Company Confidential Information.

2.9 Agreements, Contracts and Commitments. Schedule 2.9 of the Company Disclosure Letter identifies, except for the Company Contracts set forth in Schedule 2.13 of the Company Disclosure Letter and except for this Agreement and other agreements, contracts or commitments relating to the Contemplated Transactions:

(a) each Company Contract relating to any deferred compensation, pension, profit-sharing or retirement plans;

(b) each Company Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by the Company on ninety (90) days notice without liability;

(c) each Company Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

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(d) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between the Company and any of its respective officers or directors;

(e) each Company Contract limiting the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property to the extent that such Intellectual Property (i) is used in, necessary to, or would be infringed by the conduct of the Company Business and (ii) would be necessary to or would be infringed by the commercial manufacture, use, sale, or import of any of the Company’s Clinical Products, as contemplated by the Company to be conducted following the Company’s or its licensee’s obtaining regulatory approval (if any) for such commercial manufacture, use, sale or import, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person;

(f) each Company Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Company Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(i) each Company Contract relating to product supply, manufacturing, distribution or development, or the license of Intellectual Property used in the Company Business, to or from the Company (except for (i) standard biological material transfer agreements, (ii) standard licenses purchased by the Company for generally available commercial software, and (iii) Contracts in which the aggregate payments either to or by the Company are not in excess of $100,000);

(j) each Company Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by the Company under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of the Company.

The Company has made available to the Acquiror accurate and complete (except for applicable redactions thereto) copies of all material written Company Contracts, including all amendments thereto. Except as set forth on Schedule 2.9.1 of the Company Disclosure Letter, there are no material Company Contracts that are not in written form. Except as set forth on Schedule 2.9.2 of the Company Disclosure Letter, the Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract (as defined below), breached, violated or defaulted under (and no event has occurred which with the passage of time or the giving of notice would result in such breach, violation or default under), or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company is a party or by which it is bound of the type described in clauses (a) through (o) above (any such agreement, contract or commitment, a “Company Material Contract”) in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or

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would permit any other party to seek damages which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding on, and enforceable against, the Acquiror, and to the Acquiror’s Knowledge, each other party thereto, and is in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth in Schedule 2.9.3 of the Company Disclosure Letter, the consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company (including as the Surviving Corporation) or the Acquiror to any Person under any Company Contract or give any Person the right to terminate or alter the provisions of any Company Contract. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to renegotiate, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract. Schedule 2.9.4 of the Company Disclosure Letter identifies and provides a brief description of each proposed Contract as to which any written bid, offer, award, proposal, term sheet or similar written document has been submitted or received by the Company (other than term sheets and proposals provided by the Company or to the Company by any party related to the subject matter of this transaction or an Acquisition Proposal made prior to the date hereof) that if entered into by the Company would be a Company Material Contract.

2.10 Liabilities. As of the date hereof, the Company has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company under the Company Contracts; and (d) Liabilities described in Schedule 2.10 of the Company Disclosure Letter.

2.11 Compliance; Permits; Restrictions.

(a) Except as set forth in Schedule 2.11(a) of the Company Disclosure Letter, the Company is, and since January 1, 2008 has complied in all material respects with, is not in material violation of, and has not received any written notices of alleged or actual material violation with respect to, all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company, nor has any Governmental Body indicated to the Company an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of the Company Business (ii) could reasonably be expected to have a material adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) could reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with the Merger or any of the other Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations which are material to the operation of the Company Business (collectively, the “Company Permits”). Schedule 2.11(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, materially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

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(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the Company Business, and, as applicable, development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates, including AZ01, AZ17 and AZ21 (the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency since January 1, 2008 regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Schedule 2.11(d) of the Company Disclosure Letter, the Company has made available to the Acquiror true and complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2008, the Company has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company.

(f) The Company is not the subject of any pending, or to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither the Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of the Company, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company or any of its officers, employees or agents.

2.12 Tax Matters.

(a) Except as set forth in Schedule 2.12(a) of the Company Disclosure Letter, the Company has timely filed all federal income Tax Returns and other material Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. The Company is not currently the

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beneficiary of any extension of time within which to file any Tax Return other than any automatic extensions of time granted under federal or state law. No written claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Company have been reserved for on the Company Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) The Company has timely (i) withheld and paid all material Taxes required to have been withheld and paid under applicable Legal Requirements, including withholdings in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and (ii) complied in all material respects with all information reporting and backup withholding provisions of applicable Legal Requirements.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company’s Unaudited Interim Balance Sheet) upon any of the assets of the Company.

(e) No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing, which deficiencies have not been paid or are not being contested in good faith in appropriate proceedings. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company. No issues relating to Taxes of the Company were raised by the relevant Tax authority in any completed audit or examination that could reasonably be expected to result in a material amount of Taxes in a later taxable period. The Company has made available to the Acquiror complete and accurate copies of all federal income Tax and all other material Tax Returns of the Company (and predecessors thereof) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all material examination reports and statements of deficiencies assessed against or agreed to by the Company (and predecessors thereof), with respect to federal income Tax and all other material Taxes since January 1, 2008. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting the Company as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered to the Acquiror, are set forth on Schedule 2.12(f) of the Company Disclosure Letter. The Company (i) has not agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has not made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iii) has not acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iv) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (v) has not made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) (ii) of the Code.

(h) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

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(i) The Company has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) for federal, state, local or foreign Tax purposes. The Company has no Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of the Company, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) The Company has not consummated or participated in, and is not currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(n) Except as set forth in Schedule 2.12(n) of the Company Disclosure Letter, none of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of the Company currently is limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law).

(o) The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is organized.

(p) The Company has not received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(q) The Company has not taken any action not expressly required or permitted by this Agreement, nor does the Company have Knowledge of any fact not described in this Agreement, that could reasonably be expected to prevent the Contemplated Transactions, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.13 Employee and Labor Matters; Benefit Plans.

(a) The employment of the Company employees is terminable by the Company at will (or otherwise in accordance with general principles of wrongful termination law). The Company has made available to the Acquiror accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.

(b) To the Knowledge of the Company, no officer or Key Employee of the Company intends to terminate his or her employment with the Company, nor, to the Knowledge of the Company, has any such officer or Key Employee threatened or expressed in writing any intention to do so.

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(c) The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company.

(d) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting the Company.

(e) The Company neither is nor has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints. Schedule 2.13(e) of the Company Disclosure Letter lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any Company Associate or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company or any Company Affiliate, or under which the Company or any Company Affiliate has any current or may incur liability after the date hereof (each, a “Company Employee Plan”).

(f) With respect to Company Options granted pursuant to the Company Stock Option Plan, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code, to the Knowledge of the Company, so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof or a duly authorized officer of the Company) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Company Option grant was made in accordance with the terms of the Company Stock Option Plan and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Company Option was no less than the fair market value of a share of Company Common Stock on the applicable Grant Date.

(g) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(h) Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(i) The Company has not engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. The Company has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and has not been assessed any civil penalty under Section 502(l) of ERISA.

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(j) No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any Company Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any Company Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Plan.

(k) No Company Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code.

(l) The Company is not a party to any Contract that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m) To the Knowledge of the Company, no payment pursuant to any Company Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to the Company, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(n) The Company has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, and HIPPA.

(o) The Company is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Company as of the date hereof, threatened or reasonably anticipated against the Company, relating to any Company employee, employment agreement or Company Employee Plan. The Company is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. To the Knowledge of the Company, the Company has no material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Since January 1, 2008, the Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

2.14 Environmental Matters. Except as set forth in Schedule 2.14 of the Company Disclosure Letter, the Company is in material compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all material permits and other Governmental Authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof. The Company

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has not received since January 1, 2008 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future. To the Knowledge of the Company: (a) no current or prior owner of any property leased or controlled by the Company has received since January 1, 2008 any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (b) it has no material liability under any Environmental Law.

2.15 Insurance.

(a) The Company has all material policies of insurance covering the Company and its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and such policies are in a form and amount which the Company reasonably believes is adequate for the operation of its business. The Company has made available to the Acquiror accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2008, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company is accurate and complete in all material respects. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so. The consummation of the Contemplated Transactions will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.

(b) The Company has made available to the Acquiror accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (the “Existing Company D&O Policies”). Schedule 2.15(b) of the Company Disclosure Letter accurately sets forth the most recent annual premiums paid by the Company with respect to the Existing Acquiror D&O Policies.

2.16 Affiliates. Schedule 2.16 of the Company Disclosure Letter identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 144 under the Securities Act) of the Company as of the date of this Agreement. Except as set forth in Schedule 2.16 of the Company Disclosure Letter and except as may arise in connection with the Contemplated Transactions, since January 1, 2008, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Form S-4 Registration Statement.

2.17 Legal Proceedings; Orders.

(a) Except as set forth in Schedule 2.17 of the Company Disclosure Letter, there is no pending Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of the Company, except as set forth in Schedule 2.17 of the Company Disclosure Letter, no

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event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Schedule 2.17 of the Company Disclosure Letter, the Company has provided the Acquiror or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. The Company has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company Business or to any material assets owned or used by the Company.

2.18 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of the Company (at one or more meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of the Company and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Company Common Stock and Company Preferred Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders in connection with the solicitation of the Required Company Stockholder Vote. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the Acquiror, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Company Stockholder Voting and Lock-up Agreements, the Board of Directors of the Company approved the Company Stockholder Voting and Lock-up Agreements and the Contemplated Transactions.

2.19 Inapplicability of Anti-takeover Statutes. The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Voting and Lock-up Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Company Stockholder Voting and Lock-up Agreements or any of the other Contemplated Transactions.

2.20 Vote Required. The affirmative vote (the “Company Stockholder Approval”) of the holders of (a) a majority of the shares of Company Common Stock, (b) a majority of the shares of Company Common Stock and Company Preferred Stock and (c) a three-fourths majority of the outstanding Company Preferred Stock, voting together as a single class, each outstanding on the applicable record date (the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement and approve the Merger and the matters set forth in Section 5.2(a).

2.21 Non-Contravention; Consents. Subject to obtaining (i) any Consent set forth in Schedule 2.21 of the Company Disclosure Letter under any Company Contract, (ii) the Required Company Stockholder Vote for the applicable Contemplated Transactions, (iii) the filing of the Certificate of Merger required by the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither (x) the execution, delivery or performance of

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this Agreement by the Company, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of the Company, or (ii) any resolution adopted by the stockholders, the Board of Directors or any committee of the Board of Directors of the Company;

(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company or to any of the assets owned or used by the Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or modify any term of any Company Contract; except, in the case of any Company Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Company Contracts, any breach, default, penalty or modification that would not result in a Company Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company); or

(f) result in, or increase the likelihood of, the transfer of any material asset of the Company to any Person.

Except (i) for any Consent set forth on Schedule 2.21 of the Company Disclosure Letter under any Company Contract, (ii) the approval of this Agreement and the Contemplated Transactions by the Company’s stockholders, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

2.22 No Financial Advisor. Except as set forth on Schedule 2.22 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.23 Disclosure. The information supplied by the Company for inclusion in the Proxy Statement/Prospectus/Information Statement (including any Company Financials) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

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Section 3. REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

The Acquiror and the Merger Sub represent and warrant to the Company as follows, except as set forth in the written disclosure schedule delivered by the Acquiror to the Company (the “Acquiror Disclosure Letter”):

3.1 Subsidiaries; Due Organization; Etc.

(a) The Acquiror has no Subsidiaries, except for the Merger Sub and NeoRX Manufacturing Group, Inc. (together, the “Acquiror Subs”); and the Acquiror does not own any capital stock of, or any equity interest of any nature in, any other Entity, other than the Acquiror Subs. The Acquiror has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Acquiror has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) The Acquiror and each Acquiror Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. NeoRX Manufacturing Group, Inc. is an inactive corporation which does not currently conduct any business activities.

(c) The Acquiror and each Acquiror Sub is duly qualified and licensed to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Acquiror Material Adverse Effect.

(d) The Acquiror has made available to the Company true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of shareholders, the Acquiror Board of Directors and each committee of the Board of Directors since January 1, 2008.

3.2 Articles of Incorporation; Bylaws; Charters and Codes of Conduct. The Acquiror has made available to the Company accurate and complete copies of the articles of incorporation and bylaws, each as amended to date, of the Acquiror. Such articles of incorporation and bylaws are in full force and effect. Neither the Acquiror nor any Acquiror Sub is in violation of any provision of its certificate of incorporation or articles of incorporation, as applicable, or bylaws. Schedule 3.2 of the Acquiror Disclosure Letter lists, and the Acquiror has made available to the Company, accurate and complete copies of: (a) the charters of all committees of the Board of Directors of the Acquiror; (b) any code of conduct or similar policy adopted by the Acquiror or by the Board of Directors, or any committee of the Board of Directors, of the Acquiror, each as in effect on the date hereof , and (c) any Contracts relating to the nomination or election of Acquiror directors (collectively, the “Acquiror Board Charters and Policies”). The Acquiror has not taken any action in breach or violation of any of the provisions of the Acquiror Board Charters and Policies nor is in breach or violation of any of the provisions of the Acquiror Board Charters and Policies, except as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Acquiror consists of (i) 200,000,000 shares of Acquiror Common Stock, par value $0.02 per share, of which 59,859,271 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 2,998,425 shares of Preferred Stock, of which 1,120,000 shares have been designated $2.4375 Convertible Exchangeable Preferred Stock, Series 1, $0.02 par value (the “Acquiror Preferred Stock”). As of the date hereof, 78,768 shares of Acquiror Preferred Stock have been issued and are outstanding. The Acquiror does not hold any shares of its capital stock in its treasury. All of the outstanding

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shares of Acquiror Common Stock and Acquiror Preferred Stock are, and any additional shares of Acquiror Common Stock and Acquiror Preferred Stock issued after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable and free of any preemptive rights, rights of first refusal, rights of participation, co-sale rights, rights of maintenance or any similar rights, and have been or will be issued in compliance in all respects with all applicable federal and state securities laws and the Acquiror’s articles of incorporation and bylaws. Except as contemplated herein, there is no Acquiror Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Acquiror Common Stock or Acquiror Preferred Stock. The Acquiror is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Acquiror Common Stock, Acquiror Preferred Stock or other securities except for a right of repurchase associated with currently outstanding shares of restricted Acquiror Common Stock granted to service providers. As of the date hereof, each share of Acquiror Preferred Stock is convertible into 0.19 share of Acquiror Common Stock.

(b) Except for the Acquiror’s Amended and Restated 2004 Incentive Compensation Plan (the “Acquiror Stock Plan”), the Acquiror does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. The Acquiror Stock Plan has been duly authorized, approved and adopted by the Acquiror’s Board of Directors and shareholders. As of the date of this Agreement, the Acquiror has reserved 13,365,554 shares of Acquiror Common Stock for issuance under the Acquiror Stock Plan, of which 3,993,271 shares have been issued or canceled, 4,794,908 shares are subject to issuance pursuant to Acquiror Options granted and outstanding under the Acquiror Stock Plan, 3,424,641 shares are subject to issuance pursuant to Acquiror RSUs granted and outstanding under the Acquiror Stock Plan and 1,145,234 shares of Acquiror Common Stock remain available for future issuance pursuant to equity awards not yet granted under the Acquiror Stock Plan. As of the date hereof, the Acquiror also has 87,898 shares of Acquiror Common Stock reserved for issuance pursuant to Acquiror Options granted and outstanding under the Acquiror’s Restated 1994 Stock Option Plan, which was terminated on February 17, 2004 (the “Acquiror Terminated Option Plan”). As of the date hereof, 197,169 shares of Acquiror Common Stock are reserved for future issuance pursuant to outstanding warrants to purchase Acquiror Common Stock (collectively, the “Acquiror Warrants”). All outstanding Acquiror Options, Acquiror RSUs and Acquiror Warrants have been granted, issued and delivered (i) in compliance with all applicable federal and state securities laws and (ii) in material compliance with all other applicable Legal Requirements and all requirements set forth in applicable Contracts. All shares of Acquiror Common Stock subject to issuance pursuant to Acquiror Options, Acquiror RSUs and Acquiror Warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and offered, issued and delivered in compliance with all applicable federal and state securities laws and regulations and the articles of incorporation and bylaws of the Acquiror. Schedule 3.3(b) of the Acquiror Disclosure Letter sets forth a spreadsheet accurately listing, as of the date hereof, all holders of outstanding Acquiror Options, Acquiror RSUs and Acquiror Warrants, the number of Acquiror Options, Acquiror RSUs and Acquiror Warrants held by each holder, the grant or award date, vesting schedule and expiration date of each such Acquiror Option, Acquiror RSU, and Acquiror Warrant, the exercise prices of such Acquiror Options and Acquiror Warrants, and whether the Acquiror Options are non-statutory options or incentive stock options as defined in Section 422 of the Code. The Acquiror has made available to the Company accurate and complete copies of the forms of all outstanding Acquiror Warrants, the Acquiror Stock Plan and the Acquiror Terminated Option Plan, forms of all Acquiror Options and Acquiror RSUs granted and currently outstanding thereunder, copies of resolutions of the Board of Directors approving or authorizing the grants of all outstanding Acquiror Options, Acquiror RSUs and Acquiror Warrants and copies of shareholder resolutions or minutes of shareholder meetings reflecting shareholder approval of the Acquiror Stock Plan and the Acquiror Terminated Option Plan. No Acquiror Options have been issued in violation of Section 409A of the Code. Except as set forth in Schedule 3.3(b) of the Acquiror Disclosure Letter, no vesting of outstanding Acquiror Options, Acquiror RSUs or Acquiror Warrants will accelerate in connection with the closing of the Contemplated Transactions.

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(c) Except for the outstanding Acquiror Preferred Stock, Acquiror Options, Acquiror RSUs and Acquiror Warrants or as set forth on Schedule 3.3(c) of the Acquiror Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Acquiror except for rights of first refusal and rights of repurchase associated with outstanding shares of restricted Acquiror Common Stock granted to service providers; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Acquiror; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Acquiror is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities, pay any dividend or make any other distribution in respect thereof, or make any investment (in the form of a loan, capital contribution or otherwise) in any Person; or (iv) condition or circumstance that reasonably would be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Acquiror. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Acquiror.

3.4 SEC Filings; Financial Statements.

(a) Accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, exhibits, forms and other documents (as supplemented and amended since the time of filing) filed by the Acquiror with the SEC since January 1, 2008 (the “Acquiror SEC Documents”) are accessible on the SEC’s website via its EDGAR system, and the Acquiror has made available to the Company all correspondence (other than routine filing letters and confirmations of filing) to and from the SEC since January 1, 2006. All Acquiror SEC Documents have been filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Acquiror SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to the Knowledge of the Acquiror, as of the time they were filed, none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Acquiror SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Acquiror SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain notes and other presentation items that may be required by GAAP) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of the Acquiror at the respective dates thereof and the consolidated results of operations and cash flows of the Acquiror for the periods indicated, except as otherwise noted therein and, subject, in the case of the Acquiror’s unaudited interim financial statements, to normal and normal and recurring year-end adjustments that are not reasonably expected to be material in amount. The quarterly unaudited condensed consolidated financial statements of the Acquiror contained or incorporated by reference in Acquiror SEC Documents have been reviewed by the Company’s independent auditors. Schedule 3.4(b) of the Acquiror Disclosure Letter includes true and complete copies of (i) the unaudited balance sheet of the Acquiror as of April 30, 2011 and the related statement of operations for the month then ended and (ii) the unaudited balance sheet of the Acquiror as of May 31, 2011 and the related statement of operations, statement of stockholders’ equity and statement of cash flows of the Acquiror for the

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month then ended (collectively, the “Acquiror Monthly Financial Statements”). The Acquiror Monthly Financial Statements (i) were prepared in accordance with GAAP (except that they may not have notes thereto and other presentation items that may be required by GAAP) applied on a consistent basis unless otherwise noted therein and (ii) fairly present the financial condition and operating results of the Acquiror at the respective dates thereof, except as otherwise noted therein and subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount.

(c) The Acquiror maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Acquiror maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) The Acquiror does not hold any auction rate securities, or other marketable securities or cash equivalents which are not, to the Knowledge of the Acquiror, fully liquid and freely tradable.

(e) The Acquiror’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of the Acquiror, “independent” with respect to the Acquiror within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of the Acquiror, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(f) From January 1, 2008, through the date hereof, the Acquiror has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Acquiror Common Stock on the NASDAQ Capital Market, except as disclosed in the Acquiror SEC Documents or Schedule 3.4(f) of the Acquiror Disclosure Letter. The Acquiror has not disclosed any unresolved comments in its SEC Documents.

(g) Since January 1, 2008, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Acquiror, the Board of Directors of the Acquiror or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act. Since January 1, 2008, neither the Acquiror nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Acquiror, (ii) any fraud, whether or not material, that involves the Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Acquiror or (iii) any claim or allegation regarding any of the foregoing.

3.5 Absence of Changes.

(a) Except as expressly and specifically set forth in the Annual Report on Form 10-K for the year ended December 31, 2010, filed by the Acquiror on March 30, 2011, the definitive Proxy Statement on Schedule 14A filed by the Acquiror on April 27, 2011, or any subsequent Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by the Acquiror, or any exhibits to any of the foregoing (collectively, the “Acquiror Current SEC Documents”) or on Schedule 3.5 of the Acquiror Disclosure Letter and except as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, since December 31, 2010, there has not been any Acquiror Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

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(b) Except as expressly (and specifically) set forth in the Acquiror Current SEC Documents or on Schedule 3.5 of the Acquiror Disclosure Letter and except as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, from January 1, 2011 through the date hereof:

(i) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of the Acquiror (whether or not covered by insurance);

(ii) the Acquiror has not: (A) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (B) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (except for repurchases of restricted Acquiror Common Stock purchased by or granted to Acquiror service providers);

(iii) the Acquiror has not sold, issued or granted, or authorized the issuance of: (A) any capital stock or other security (except for Acquiror Options and Acquiror RSUs, and Acquiror Common Stock issued upon the valid exercise or vesting of outstanding Acquiror Options, Acquiror Warrants and Acquiror RSUs); (B) any option, warrant or right to acquire any capital stock or any other security (except for Acquiror Options, Acquiror RSUs and Acquiror Warrants identified in Schedule 3.3(b) of the Acquiror Disclosure Letter); or (C) any instrument convertible into or exchangeable for any capital stock or other security (other than as set forth in clauses (A) and (B) of this subparagraph (iii));

(iv) there has been no amendment to the articles of incorporation, bylaws or other charter or organizational documents of the Acquiror or any Acquiror Sub, and neither the Acquiror nor any Acquiror Sub has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(v) the Acquiror has not amended or waived any of its rights under, or exercised its discretion to, permit the acceleration of vesting under any provision of: (A) the Acquiror Stock Plan or the Acquiror Terminated Option Plan; (B) any Acquiror Option, Acquiror RSU or any Contract evidencing or relating to any Acquiror Option or Acquiror RSU; (C) any restricted stock purchase agreement; or (D) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(vi) neither the Acquiror nor any Acquiror Sub has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(vii) neither the Acquiror nor any Acquiror Sub has: (A) lent money to any Person; (B) incurred or guaranteed any indebtedness for borrowed money; (C) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (D) guaranteed any debt securities of others; or (E) made any capital expenditure or commitment in excess of $100,000 other than in the Ordinary Course of Business;

(viii) the Acquiror has not changed any of its accounting methods, principles or practices other than as required by GAAP or by a Governmental Body;

(ix) the Acquiror has not, other than in the Ordinary Course of Business: (A) adopted, established or entered into any Acquiror Employee Plan; (B) caused or permitted any Acquiror Employee Plan to be amended other than as required by law; or (C) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(x) the Acquiror has not made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or

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compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xi) the Acquiror has not commenced or settled any Legal Proceeding;

(xii) the Acquiror has not entered into any material transaction outside the Ordinary Course of Business;

(xiii) the Acquiror has not acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Permitted Encumbrances or dispositions of immaterial assets in the Ordinary Course of Business consistent with past practices;

(xiv) there has been no entry into, amendment or termination of any Acquiror Material Contract; and

(xv) the Acquiror has not negotiated, agreed or committed to take any of the actions referred to in subparagraphs (iii) through (xiv) above (other than negotiations between the Parties to enter into this Agreement).

3.6 Title to Assets. The Acquiror owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Acquiror Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Acquiror as being owned by the Acquiror. All of said assets are owned by the Acquiror free and clear of any Encumbrances, except for: (i) Permitted Encumbrances and (ii) liens described in Schedule 3.6 of the Acquiror Disclosure Letter. The tangible personal property and the assets of the Company are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are operated in accordance with all Acquirer Permits.

3.7 Real Property; Leasehold. The Acquiror does not own any real property or any interest in real property, except for the leaseholds created under the real property leases set forth in the Acquiror Current SEC Documents or in Schedule 3.7 of the Acquiror Disclosure Letter which are in full force and effect and with no existing default thereunder.

3.8 Intellectual Property.

(a) To the Knowledge of the Acquiror, the Acquiror owns or has the valid right or license to all Intellectual Property (i) to the extent such Intellectual Property is used in, necessary to, or would be infringed by the conduct of the Acquiror Business and (ii) to the extent that such Intellectual Property would be necessary to or would be infringed by the commercial manufacture, use, sale, or import of any of the Acquiror’s Clinical Products, as contemplated by the Acquiror to be conducted following the Acquiror’s or its licensee’s obtaining regulatory approval (if any) for such commercial manufacture, use, sale or import.

(b) Schedule 3.8(b) of the Acquiror Disclosure Letter lists (i) all Acquiror Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and (ii) any proceedings or actions before any court or tribunal anywhere in the world related to any of the Acquiror Registered Intellectual Property.

(c) To the Knowledge of the Acquiror, each item of Acquiror Registered Intellectual Property (or in the case of applications, applied for) is valid. All registration, maintenance and renewal fees currently due in

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connection with the Acquiror Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with the Acquiror Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting the Acquiror Registered Intellectual Property and recording the Acquiror’s ownership interests therein.

(d) To the Knowledge of the Acquiror, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Acquiror-Owned Intellectual Property by any third party. The Acquiror has not brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right.

(e) The Acquiror has not been sued in any suit, action or proceeding (or received any written notice or, to the Knowledge of the Acquiror, threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Acquiror to exercise any Intellectual Property Right.

(f) To the Knowledge of the Acquiror, the Acquiror is not infringing, misappropriating or violating and has not infringed, misappropriated or violated the Intellectual Property Rights of any third party. In addition, to the Knowledge of the Acquiror (i) the operation of the Acquiror Business, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Acquiror product and the Acquiror’s use of any product, device or process used in the Acquiror Business has not infringed, misappropriated, or violated, does not and will not infringe, misappropriate, or violate the Intellectual Property Right of any third party, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction; and (ii) the commercial manufacture, use, sale, or import of any of the Acquiror’s Clinical Products, as contemplated by the Acquiror to be conducted following the Acquiror’s or its licensee’s obtaining regulatory approval (if any) for such commercial manufacture, use, sale, or import, will not infringe, misappropriate, or violate the Intellectual Property Right of any third party.

(g) The Acquiror has secured from all consultants and employees who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property for the Acquiror (each, an “Acquiror Author”) unencumbered and unrestricted exclusive ownership of all of each such Acquiror Author’s Intellectual Property in such contribution and has obtained a waiver from each such Acquiror Author of any non-assignable rights.

(h) The Acquiror has taken commercially reasonable steps to protect and preserve the confidentiality of all trade secret information of the Acquiror or provided by any third party to the Acquiror (“Acquiror Confidential Information”). All current and former employees and contractors of the Acquiror and any third party having access to Acquiror Confidential Information have executed and delivered to the Acquiror a written agreement regarding the protection of such Acquiror Confidential Information.

3.9 Agreements, Contracts and Commitments. Schedule 3.9 of the Acquiror Disclosure Letter identifies, except for the Acquiror Contracts set forth in Schedule 3.13 of the Acquiror Disclosure Letter or filed as an exhibit to any of the Acquiror Current SEC Documents and except for this Agreement and other agreements, contracts or commitments relating to the Contemplated Transactions:

(a) each Acquiror Contract relating to any deferred compensation, pension, profit-sharing or retirement plans;

(b) each Acquiror Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by the Acquiror on ninety (90) days notice without liability;

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(c) each Acquiror Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) each Acquiror Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between the Acquiror and any of its respective officers or directors;

(e) each Acquiror Contract limiting the freedom of the Acquiror to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property to the extent that such Intellectual Property (i) is used in, necessary to, or would be infringed by the conduct of the Acquiror Business and (ii) would be necessary to or would be infringed by the commercial manufacture, use, sale, or import of any of the Acquiror’s Clinical Products, as contemplated by the Acquiror to be conducted following the Acquiror’s or its licensee’s obtaining regulatory approval (if any) for such commercial manufacture, use, sale or import, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person;

(f) each Acquiror Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Acquiror Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Acquiror Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Acquiror or any loans or debt obligations with officers or directors of the Acquiror;

(i) each Acquiror Contract relating to product supply, manufacturing, distribution or development, or the license of Intellectual Property used in the Acquiror Business, to or from the Acquiror (except for (i) standard biological material transfer agreements, (ii) standard licenses purchased by the Acquiror for generally available commercial software, and (iii) Contracts in which the aggregate payments either to or by the Acquiror are not in excess of $100,000);

(j) each Acquiror Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Acquiror in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by the Acquiror under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of the Acquiror.

The Acquiror has made available to the Company accurate and complete (except for applicable redactions thereto) copies of all material written Acquiror Contracts, including all amendments thereto. Except as set forth on Schedule 3.9.1 of the Acquiror Disclosure Letter, there are no material Acquiror Contracts that are not in written form. Except as set forth on Schedule 3.9.2 of the Acquiror Disclosure Letter, the Acquiror has not, nor to the Acquiror’s Knowledge, as of the date of this Agreement has any other party to an Acquiror Material Contract

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(as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under (and no event has occurred which with the passage of time or the giving of notice would result in such breach, violation or default under), any of the terms or conditions of any of the agreements, contracts or commitments to which the Acquiror is a party or by which it is bound of the type described in clauses (a) through (o) above (any such agreement, contract or commitment, an “Acquiror Material Contract”) in such manner as would permit any other party to cancel or terminate any such Acquiror Material Contract, or would permit any other party to seek damages which would, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. As to the Acquiror, as of the date of this Agreement, each Acquiror Material Contract is valid, binding on, and enforceable against, the Acquiror, and to the Acquiror’s Knowledge, each other party thereto, and is in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth in Schedule 3.9.3 of the Acquiror Disclosure Letter, the consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Acquiror (including as the Surviving Corporation) or the Company to any Person under any Acquiror Contract or give any Person the right to terminate or alter the provisions of any Acquiror Contract. No Person is renegotiating, or has a right pursuant to the terms of any Acquiror Material Contract to renegotiate, any material amount paid or payable to the Acquiror under any Acquiror Material Contract or any other material term or provision of any Acquiror Material Contract. Schedule 3.9.4 of the Acquiror Disclosure Letter identifies and provides a brief description of each proposed Contract as to which any written bid, offer, award, proposal, term sheet or similar written document has been submitted or received by the Acquiror (other than term sheets and proposals provided by the Acquiror or to the Acquiror by any party related to the subject matter of this transaction or an Acquisition Proposal made prior to the date hereof) that if entered into by the Acquiror would be an Acquiror Material Contract.

3.10 Liabilities. As of the date hereof, the Acquiror has no Liability, individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Acquiror Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Acquiror since the date of the Acquiror Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Acquiror under Acquiror Contracts; (d) Liabilities described in Schedule 3.10 of the Acquiror Disclosure Letter; and (e) accrued cumulative dividends on Acquiror Preferred Stock as provided in the Statement of Rights and Preferences of the $2.4375 Convertible Exchangeable Preferred Stock, Series 1 ($0.02 Par Value) attached to the Amended and Restated Articles of Incorporation of the Acquiror (the “Cumulative Dividends”).

3.11 Compliance; Permits; Restrictions.

(a) Except as set forth in Schedule 3.11(a), the Acquiror is, and since January 1, 2008 has complied in all material respects with, is not in material violation of, and has not received any written notices of alleged or actual material violation with respect to, all applicable Legal Requirements. Except as set forth in Schedule 3.11(a), no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Acquiror, threatened against the Acquiror, nor has any Governmental Body indicated to the Acquiror an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon the Acquiror which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Acquiror, any acquisition of material property by the Acquiror or the conduct of the Acquiror Business, (ii) could reasonably be expected to have a material adverse effect on the Acquiror’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) could reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with the Merger or any of the other Contemplated Transactions.

(b) The Acquiror holds all required Governmental Authorizations which are material to the operation of the Acquiror Business (collectively, the “Acquiror Permits”). Schedule 3.11(b) of the Acquiror Disclosure Letter identifies each Acquiror Permit. The Acquiror is in material compliance with the terms of the Acquiror

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Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of the Acquiror, threatened, which seeks to revoke, materially limit, suspend, or materially modify any Acquiror Permit. The rights and benefits of each Acquiror Permit will continue to be available to the Acquiror immediately after the Effective Time on terms substantially identical to those enjoyed by the Acquiror as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of the Acquiror, threatened with respect to an alleged violation by the Acquiror of the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by a Drug Regulatory Agency.

(d) The Acquiror holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the Acquiror Business, and, as applicable, development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Acquiror Regulatory Permits”) and no such Acquiror Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Acquiror is in compliance in all material respects with the Acquiror Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency since January 1, 2008 regarding (A) any material violation of or failure to comply materially with any term or requirement of any Acquiror Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Acquiror Regulatory Permit. Except for the information and files identified in Schedule 3.11(d) of the Acquiror Disclosure Letter, the Acquiror has made available to the Company true and complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Acquiror were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2008, the Acquiror has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Acquiror, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Acquiror.

(f) The Acquiror is not the subject of any pending, or to the Knowledge of the Acquiror, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Acquiror, the Acquiror has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither the Acquiror nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of the Acquiror, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Acquiror or any of its officers, employees or agents.

3.12 Tax Matters.

(a) Except as set forth in Schedule 3.12(a) to the Acquiror Disclosure Letter, the Acquiror and each Acquiror Sub timely filed all federal income Tax Returns and other material Tax Returns that they were required

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to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and, except as set forth in Schedule 3.12(a) to the Acquiror Disclosure Letter, have been prepared in material compliance with all applicable Legal Requirements. Neither the Acquiror nor any Acquiror Sub is currently the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions granted under federal and state law. No written claim has ever been made by an authority in a jurisdiction where the Acquiror does not file Tax Returns that it is subject to taxation by that jurisdiction. With respect to each Acquiror Sub, no written claim has ever been made by an authority in a jurisdiction where such Sub does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Acquiror and by each Acquiror Sub on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Acquiror have been reserved for on the Acquiror Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Acquiror Unaudited Interim Balance Sheet, neither the Acquiror nor any Acquiror Sub has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) The Acquiror and each Acquiror Sub have timely (i) withheld and paid all material Taxes required to have been withheld and paid under applicable Legal Requirements, including withholdings in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and (ii) complied in all material respects with all information reporting and backup withholding provisions of applicable Legal Requirements.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Acquiror’s Unaudited Interim Balance Sheet) upon any of the assets of the Acquiror or any Acquiror Sub.

(e) No deficiencies for Taxes with respect to the Acquiror or any Acquiror Sub have been claimed, proposed or assessed by any Governmental Body in writing, which deficiencies have not been paid or are not being contested in good faith in appropriate proceedings. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of the Acquiror or any Acquiror Sub. No issues relating to Taxes of the Acquiror or any Acquiror Sub were raised by the relevant Tax authority in any completed audit or examination that could reasonably be expected to result in a material amount of Taxes in a later taxable period. The Acquiror has made available to the Company complete and accurate copies of all federal income Tax and all other material Tax Returns of the Acquiror (and predecessors thereof) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all material examination reports and statements of deficiencies assessed against or agreed to by the Acquiror (and predecessors thereof), with respect to federal income Tax and all other material Taxes since January 1, 2008. Neither the Acquiror nor any Acquiror Sub has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting the Acquiror and each Acquiror Sub as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to the Company, are set forth on Schedule 3.12(f) of the Acquiror Disclosure Letter. Neither the Acquiror nor any Acquiror Sub (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iii) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iv) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (v) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

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(g) Neither the Acquiror nor any Acquiror Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither the Acquiror nor any Acquiror Sub is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither the Acquiror nor any Acquiror Sub has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Acquiror) for federal, state, local or foreign Tax purposes. Neither the Acquiror nor any Acquiror Sub has any Liability for the Taxes of any Person (other than itself) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Neither the Acquiror nor any Acquiror Sub has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither the Acquiror nor any Acquiror Sub is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of the Acquiror, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Neither the Acquiror nor any Acquiror Sub will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Neither the Acquiror nor any Acquiror Sub has consummated or participated in, or is currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Acquiror nor any Acquiror Sub has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(n) Except as set forth in Schedule 3.12(n) of the Acquiror Disclosure Letter, none of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of the Acquiror or of any Acquiror Sub is currently limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law).

(o) Neither the Acquiror nor any Acquiror Sub has have a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is organized.

(p) Neither the Acquiror nor any Acquiror Sub has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(q) The Acquiror has not taken any action not expressly required or permitted by this Agreement, nor does the Acquiror have Knowledge of any fact not described in this Agreement, that could reasonably be expected to prevent the Contemplated Transactions, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

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3.13 Employee and Labor Matters; Benefit Plans.

(a) The employment of the Acquiror’s employees is terminable by the Acquiror at will (or otherwise in accordance with general principles of wrongful termination law). The Acquiror has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Acquiror Associates to the extent currently effective and material.

(b) As of the date hereof, no Key Employee has delivered to the Acquiror written notice of his or her intention to terminate his or her employment with the Acquiror.

(c) The Acquiror is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Acquiror, seeking to represent any employees of the Acquiror.

(d) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting the Acquiror.

(e) The Acquiror neither is nor has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Acquiror, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Acquiror Associate, including charges of unfair labor practices or discrimination complaints. Schedule 3.13(e)(i) of the Acquiror Disclosure Letter lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any Acquiror Associate or which is maintained by, administered or contributed to by, or required to be contributed to by, the Acquiror or any Acquiror Affiliate, or under which the Acquiror or any Acquiror Affiliate has any current or may incur liability after the date hereof (each, an “Acquiror Employee Plan”). Schedule 3.13(e)(ii) of the Acquiror Disclosure Letter lists all agreements pursuant to which the Acquiror Severance Obligations and Acquiror Gross-Up Obligations (each as defined in Section 3.13(p)), if any, may become payable and the amounts payable thereunder (assuming the Effective Time and terminations of all Acquiror employees on September 30, 2011).

(f) With respect to Acquiror Options, (i) each Acquiror Option intended to qualify as an “incentive stock option” under Section 422 of the Code, to the Knowledge of the Acquiror, so qualifies, (ii) each grant of an Acquiror Option was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Acquiror (or a duly constituted and authorized committee thereof or a duly authorized officer of the Acquiror) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Acquiror Option grant was made in accordance with the terms of the Acquiror Stock Plan or the Terminated Acquiror Stock Plan, as the case may be, and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Acquiror Option was no less than the fair market value of a share of Acquiror Common Stock on the applicable Grant Date.

(g) Each Acquiror Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter with respect to such qualified status from the Internal

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Revenue Service. To the Knowledge of the Acquiror, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such the Acquiror Employee Plan or the exempt status of any related trust.

(h) Each Acquiror Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(i) The Acquiror has not engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. The Acquiror has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Acquiror Employee Plan subject to ERISA and has not been assessed any civil penalty under Section 502(l) of ERISA.

(j) No Acquiror Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Acquiror nor any Acquiror Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Acquiror Employee Plan is a Multiemployer Plan, and neither the Acquiror nor any Acquiror Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Acquiror Employee Plan is a Multiple Employer Plan.

(k) No Acquiror Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Acquiror Employee Plan qualified under Section 401(a) of the Code.

(l) Except as set forth in Schedule 3.13(l) of the Acquiror Disclosure Letter, the Acquiror is not a party to any Contract that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m) To the Knowledge of the Acquiror, no payment pursuant to any Acquiror Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to the Acquiror, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(n) The Acquiror has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, and HIPPA.

(o) The Acquiror is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Acquiror as of the date hereof, threatened or reasonably anticipated against the Acquiror relating to any Acquiror employee, employment agreement or Acquiror Employee Plan. The Acquiror

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is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. To the Knowledge of the Acquiror, the Acquiror has no material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Since January 1, 2008, the Acquiror has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(p) Schedule 3.13(p) of the Acquiror Disclosure Letter sets forth for each Acquiror Employee, including for each Key Employee, the (i) aggregate amount of cash severance tied to such employee’s base salary each such employee is entitled to in connection with any termination of their employment, (ii) aggregate amount of any cash severance tied to such employee’s target or annual bonus, (iii) aggregate amount of COBRA reimbursement or payments, (iv) cash amount of any outplacement assistance, (v) aggregate value (minus any applicable aggregate exercise price) attributable to any equity acceleration (including Acquiror Options and Acquiror RSUs) that may occur as a result of the transactions contemplated by this agreement or any subsequent transactions or events (including a termination of employment), (vi) aggregate amount of cash payable for accrued vacation or paid time off ((i)-(vi), the “Acquiror Severance Obligation”), and (vii) the aggregate amount of any tax gross-up such employee is entitled to by contract or otherwise, including any gross-up as a result of imposition of Code Section 280G and 4999 (such amount, the “Acquiror Gross-Up Obligation”).

3.14 Environmental Matters. The Acquiror is in material compliance with all applicable Environmental Laws, which compliance includes the possession by the Acquiror of all material permits and other Governmental Authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof. The Acquiror has not received since January 1, 2008 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Acquiror is not in compliance with any Environmental Law, and, to the Knowledge of the Acquiror, there are no circumstances that may prevent or interfere with the Acquiror’s compliance with any Environmental Law in the future. To the Knowledge of the Acquiror: (a) no current or prior owner of any property leased or controlled by the Acquiror has received since January 1, 2008 any written notice or other communication relating to property owned or leased at any time by the Acquiror, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Acquiror is not in compliance with or violated any Environmental Law relating to such property and (b) it has no material liability under any Environmental Law.

3.15 Insurance.

(a) The Acquiror has made available to the Company all material policies of insurance covering the Acquiror, the Acquiror Subs and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and such policies are in a form and amount which the Acquiror reasonably believes is adequate for the operation of its and their business. The Acquiror has made available to the Company accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Acquiror. Each of such insurance policies is in full force and effect and the Acquiror is in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2008, the Acquiror has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of the Acquiror. All information

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provided to insurance carriers (in applications and otherwise) on behalf of the Acquiror is accurate and complete in all material respects. The Acquiror has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against the Acquiror, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Acquiror of its intent to do so. The consummation of the Contemplated Transactions will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.

(b) The Acquiror has made available to the Company accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by the Acquiror as of the date of this Agreement (the “Existing Acquiror D&O Policies”). Schedule 3.15(b) of the Acquiror Disclosure Letter accurately sets forth the most recent annual premiums paid by the Acquiror with respect to the Existing Acquiror D&O Policies.

3.16 Affiliates. Schedule 3.16 of the Acquiror Disclosure Letter identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 144 under the Securities Act) of the Acquiror as of the date of this Agreement. Except as expressly and specifically set forth in the Acquiror Current SEC Documents filed prior to the date of this Agreement and except as may arise in connection with the Contemplated Transactions, since the date of the Acquiror’s last proxy statement filed in 2011 with the SEC, no event has occurred that would be required to be reported by the Acquiror pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.17 Legal Proceedings; Orders.

(a) Except as set forth in Schedule 3.17 of the Acquiror Disclosure Letter, there is no pending Legal Proceeding, and (to the Knowledge of the Acquiror) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Acquiror, any Acquiror Associate (in his or her capacity as such) or any of the material assets owned or used by the Acquiror; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of the Acquiror, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Schedule 3.17 of the Acquiror Disclosure Letter, the Acquiror has provided the Company or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. The Acquiror has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which the Acquiror or any of the material assets owned or used by the Acquiror is subject. To the Knowledge of the Acquiror, no officer or other Key Employee of the Acquiror is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to Acquiror Business or to any material assets owned or used by the Acquiror.

3.18 Authority; Binding Nature of Agreement. The Acquiror has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. Each of the Boards of Directors of the Acquiror and the Merger Sub (at one or more meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions, including the Merger; and (c) recommended the adoption and approval of the Acquiror Shareholder Approval Matter (as defined in Section 3.20) be submitted for consideration by the Acquiror’s shareholders at the Acquiror Shareholders’ Meeting (as defined in Section 5.3). This Agreement has

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been duly executed and delivered by the Acquiror and the Merger Sub, and assuming the due authorization, execution and delivery by the Company constitutes the legal, valid and binding obligation of the Acquiror or the Merger Sub (as applicable), enforceable against each of the Acquiror and the Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Acquiror Shareholder Voting and Lock-up Agreements, the Board of Directors of the Acquiror approved the Acquiror Shareholder Voting and Lock-up Agreements, the Contemplated Transactions and the Acquiror Shareholder Approval Matter.

3.19 Inapplicability of Anti-takeover Statutes. The Boards of Directors of the Acquiror and the Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Chapter 23B.19 of the WBCA are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Acquiror Shareholder Voting and Lock-up Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Acquiror Shareholder Voting and Lock-up Agreements or any of the other Contemplated Transactions.

3.20 Vote Required. The affirmative vote (the “Acquiror Shareholder Approval”) of the holders of a majority of the total votes cast by holders of shares of Acquiror Common Stock at a meeting at which a quorum is present (the “Required Acquiror Shareholder Vote”) is the only vote of the holders of any class or series of the Acquiror’s capital stock necessary to approve the issuance of Acquiror Common Stock in the Merger (the “Acquiror Shareholder Approval Matter”).

3.21 Non-Contravention; Consents. Subject to obtaining (i) any Consent set forth on Schedule 3.21 of the Acquiror Disclosure Letter under any Acquiror Contract, (ii) the Required Acquiror Shareholder Vote for the applicable Contemplated Transactions, (iii) the filing of the Certificate of Merger required by the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and Nasdaq Listing Rules, neither (x) the execution, delivery or performance of this Agreement by the Acquiror or the Merger Sub, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of the Acquiror or the Merger Sub, or (ii) any resolution adopted by the stockholders, the Board of Directors or any committee of the Board of Directors of the Acquiror or the Merger Sub;

(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Acquiror or any of the assets owned or used by the Acquiror, is subject;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Acquiror or that otherwise relates to the business of the Acquiror or to any of the assets owned or used by the Acquiror;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquiror Contract, or, except as set forth in Schedule 3.21(d) of the Acquiror Disclosure Letter, give any Person the right to: (i) declare a default or exercise any remedy under any Acquiror Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Acquiror Contract; (iii) accelerate the maturity or performance of any Acquiror Contract; or (iv) cancel, terminate or modify any term of any Acquiror

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Contract; except, in the case of any Acquiror Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Acquiror Contracts, any breach, default, penalty or modification that would not result in an Acquiror Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Acquiror (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Acquiror and except for the security interest contemplated by the BCC Nonrecourse Loan); or

(f) result in, or increase the likelihood of, the transfer of any material asset of the Acquiror to any Person.

Except (i) for any Consent set forth on Schedule 3.21 of the Acquiror Disclosure Letter under any Acquiror Contract, (ii) the approval of the Merger and the issuance of shares of Acquiror Common Stock in the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and Nasdaq Listing Rules, the Acquiror was not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

3.22 Financial Advisor. Except as set forth on Schedule 3.22 of the Acquiror Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Acquiror.

3.23 Valid Issuance. The Acquiror Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.24 Disclosure. The information supplied by the Acquiror for inclusion in the Proxy Statement/Prospectus/Information Statement will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (x) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, if any; (y) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, if any, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries, if any, as the other Party may reasonably request; and (z) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations

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relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party with copies of:

(a) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within twenty days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(b) the unaudited quarterly consolidated balance sheets of such Party as of the end of each calendar quarter and the related unaudited quarterly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar quarter, reviewed by such Party’s independent auditor, which shall be delivered within forty days after the end of such calendar quarter, or such longer periods as the Parties may agree to in writing;

(c) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(d) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(e) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party to restrict or prohibit access to any such properties or information.

4.2 Operation of Acquiror’s Business.

(a) Except as set forth on Schedule 4.2 of the Acquiror Disclosure Letter and as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, during the Pre-Closing Period: (i) the Acquiror shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements ; and (ii) the Acquiror shall promptly notify the Company of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against the Acquiror (or any of its officers or directors and relating to the Acquiror) that is commenced, or, to the Knowledge of the Acquiror, threatened in writing against, the Acquiror and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Acquiror Disclosure Letter.

(b) During the Pre-Closing Period, the Acquiror shall promptly notify the Company in writing, by delivery of an updated Acquiror Disclosure Letter, of: (i) the discovery by the Acquiror of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Acquiror in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Acquiror in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Acquiror; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. No notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise

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affect any of the representations, warranties, covenants or obligations of the Acquiror contained in this Agreement or the Acquiror Disclosure Letter for purposes of Section 8.1.

4.3 Operation of Company’s Business.

(a) Except as set forth on Schedule 4.3 of the Company Disclosure Letter and as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, during the Pre-Closing Period: (i) the Company shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements ; and (ii) the Company shall promptly notify the Acquiror of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against the Company (or any of its officers or directors and relating to the Acquiror) that is commenced, or, to the Knowledge of the Company, threatened in writing against the Company and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Company Disclosure Letter.

(b) During the Pre-Closing Period, the Company shall promptly notify the Acquiror in writing, by delivery of an updated Company Disclosure Letter, of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. No notification given to the Acquiror pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Letter for purposes of Section 7.1.

4.4 Negative Obligations.

(a) Except (w) as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, (x) as expressly and specifically contemplated by the BCC Nonrecourse Loan, (y) as set forth in Schedule 4.4 of the Acquiror Disclosure Letter, or (z) with the prior written consent of the Company, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, the Acquiror shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for the repurchase of shares of Acquiror Common Stock from terminated employees of the Acquiror at such employee’s cost);

(ii) sell, issue or grant: (A) any shares of Acquiror Common Stock, Acquiror Preferred Stock or other capital stock (except for shares of Acquiror Common Stock issued upon the exercise of Acquiror Options, Acquiror RSUs or Acquiror Warrants or on conversion of Acquiror Preferred Stock); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security; in each case except for (1) shares of Acquiror Common Stock, Acquiror RSUs and Acquiror Options issued or granted to directors, employees or consultants of the Acquiror prior to the date of

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filing with the SEC of the Form S-4 Registration Statement, (2) shares of Acquiror Common Stock issued upon the exercise of Acquiror Options or Acquiror Warrants or the vesting of Acquiror RSUs, (3) shares of Acquiror Capital Stock or other securities convertible into Acquiror Capital Stock and (4) the issuance of Acquiror Common Stock on conversion of Acquiror Preferred Stock;

(iii) amend the articles of incorporation, bylaws or other charter or organizational documents of the Acquiror, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) lend money to any Person;

(vi) incur any indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities;

(vii) guarantee any Liabilities of any other Person;

(viii) make any capital expenditure or commitment;

(ix) (A) adopt, establish or enter into any Acquiror Employee Plan; (B) cause or permit any Acquiror Employee Plan to be amended other than as required by law; or (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(x) enter into any transaction or commitment involving payment of more than $100,000 outside the Ordinary Course of Business;

(xi) acquire or dispose of any material asset or property or grant any Encumbrance with respect to such assets or properties;

(xii) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xiii) enter into, amend or terminate any Acquiror Material Contract; or

(xiv) enter into any Contract or commitment to take any of the actions described in clauses (i) through (xiii) of this Section 4.4(a).

(b) Except (x) as expressly and specifically contemplated by this Agreement and the Contemplated Transactions, (y) as set forth in Schedule 4.4 of the Company Disclosure Letter, or (z) with the prior written consent of the Acquiror, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for the repurchase of shares of Company Common Stock from terminated employees of the Company at such employee’s cost);

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(ii) sell, issue or grant, (A) any shares of Company Common Stock, Company Preferred Stock or other capital stock (except for shares of Company Common Stock issued upon the exercise of Company Options or Company Warrants or on conversion of Company Preferred Stock); (B) any option, warrant or right to acquire any capital stock or any other security (except for Company Options issued to Company employees or consultants); or (C) any instrument convertible into or exchangeable for any capital stock or other security; in each case except for (1) shares of Company Common Stock and Company Options issued or granted to employees or consultants of the Company prior to the date of filing with the SEC of the Form S-4 Registration Statement, (2) shares of Company Common Stock issued upon the exercise of Company Options or Company Warrants, (3) shares of Company Capital Stock, or other securities convertible into or exercisable for Company Capital Stock, in any Post-Signing Financing for proceeds to the Company (excluding warrant exercise prices) not exceeding the maximum permitted Aggregate Post-Signing Financing Amount and (4) the issuance of Company Common Stock on conversion of Company Preferred Stock;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of the Company, or effect or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) lend money to any Person;

(vi) incur any indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities;

(vii) guarantee any Liabilities of any other Person;

(viii) make any capital expenditure or commitment in excess of $100,000 in any one transaction or series of related transactions, or in excess of $200,000 in any three-month period;

(ix) (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended other than as required by law; or (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; provided that the Company shall be permitted to enter into employment agreements with its employees as approved by the Board of Directors or Compensation Committee of the Company;

(x) enter into any transaction or commitment involving payment of more than $100,000 outside the Ordinary Course of Business;

(xi) acquire or dispose of any material asset or property or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(xii) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xiii) enter into, amend or terminate any Company Material Contract; provided that the Company shall be permitted to enter into employment agreements with its employees as approved by the Board of Directors or Compensation Committee of the Company; or

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(xiv) enter into any Contract or commitment to take any of the actions described in clauses (i) through (xiii) of this Section 4.4(b).

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and 5.3); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal; provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to the adoption and approval of this Agreement by the Required Company Stockholder Vote the Company may, and prior to the Required Acquiror Shareholder Vote the Acquiror may, furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not solicited in violation of this Section 4.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

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4.6 No Control of Other Party’s Business.

Nothing contained in this Agreement will give the Acquiror, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time, or will give the Company, directly or indirectly the right to control or direct the operations of the Acquiror prior to the Effective Time. Prior to the Effective Time, each of the Acquiror and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and the Acquiror shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus. Each of the Parties shall use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus/Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to the Acquiror’s shareholders and the Company’s stockholders as promptly as practicable after the date on which the Form S-4 Registration Statement is declared effective under the Securities Act (the “S-4 Effective Date”). Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1.

(b) Each Party shall reasonably cooperate with the other and provide, and require its Representatives, advisors, accountants and attorneys to provide, the other Party and its Representatives, advisors, accountants and attorneys, with all such information regarding such Party as is required by law to be included in the Form S-4 Registration Statement or reasonably requested from such Party to be included in the Form S-4 Registration Statement.

(c) Prior to the Effective Time, the Acquiror shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Acquiror Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Company Stockholder Written Consent; provided, however, that the Acquiror shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

5.2 Company Stockholder Written Consent.

(a) Promptly after the S-4 Effective Date, the Company shall solicit approval by written consent (each a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”) from the Company’s stockholders for purposes of adopting this Agreement and approving the Merger, and all other Contemplated Transactions, and the Company shall use its reasonable best efforts to obtain such Company Stockholder Approval by the date twenty business days after the S-4 Effective Date.

(b) The Company agrees that, subject to Section 5.2(c): (i) the Board of Directors of the Company shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Board of Directors of the Company that the Company’s stockholders vote to adopt and

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approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to the Acquiror, and no resolution by the Board of Directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to the Acquiror shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of this Agreement by the Company Stockholder Approval, the Board of Directors of the Company may withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to the Acquiror if, but only if the Board of Directors of the Company determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, that the Acquiror receives written notice from the Company confirming that the Board of Directors of the Company has determined to change its recommendation at least two (2) Business Days in advance of the Company Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to the Acquiror.

(d) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

5.3 Acquiror Shareholders’ Meeting.

(a) The Acquiror shall take all action necessary and within its powers under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Acquiror Common Stock to vote on the Acquiror Shareholder Approval Matter (such meeting, the “Acquiror Shareholders’ Meeting”). The Acquiror Shareholders’ Meeting shall be held as promptly as practicable after the S-4 Effective Date. The Acquiror shall take reasonable measures to ensure that all proxies solicited in connection with the Acquiror Shareholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) The Acquiror agrees that, subject to Section 5.3(c): (i) the Board of Directors of the Acquiror shall recommend that the holders of Acquiror Common Stock vote to approve the Acquiror Shareholder Approval Matter and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of the Acquiror recommends that the Acquiror’s shareholders vote to approve the Acquiror Shareholder Approval Matter (the recommendation of the Board of Directors of the Acquiror that the Acquiror’s shareholders vote to approve the Acquiror Shareholder Approval Matter being referred to as the “Acquiror Board Recommendation”); and (iii) the Acquiror Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Board of Directors of the Acquiror or any committee thereof to withdraw or modify the Acquiror Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the issuance of Acquiror Common Stock in the Merger by the shareholders of the Acquiror by the Required Acquiror Shareholder Vote, the Board of Directors of the Acquiror may withhold, amend, withdraw or modify the Acquiror Board Recommendation in a manner adverse to the Company if, but only if the Board of Directors of the Acquiror determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, that the Company receives written notice from the Acquiror confirming that the Board of Directors of the Acquiror has determined to change its recommendation at least two (2) Business Days in advance of the Acquiror Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to the Company.

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(d) The Acquiror’s obligation to call, give notice of and hold the Acquiror Shareholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by any withdrawal or modification of the Acquiror Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit the Acquiror or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by the Acquiror or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that the Acquiror is unable to take a position with respect to the bidder’s tender offer unless the Board of Directors of the Acquiror determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements. The Acquiror shall not withdraw or modify in a manner adverse to the Company the Acquiror Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. The Company and the Acquiror shall respond as promptly as is practicable to respond in compliance with any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5 Company Options and Warrants.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be assumed by the Acquiror and automatically converted into and become an option to purchase Acquiror Common Stock, and such assumed stock options shall remain subject to the terms and conditions of the agreements (including the Company Option Plan) pursuant to which such stock options were granted. All rights with respect to Company Common Stock under Company Options assumed by the Acquiror shall thereupon be converted into rights with respect to Acquiror Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by the Acquiror may be exercised solely for shares of Acquiror Common Stock; (ii) the number of shares of Acquiror Common Stock subject to each Company Option assumed by the Acquiror shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Acquiror Common Stock; (iii) the per share exercise price for Acquiror Common Stock issuable upon exercise of each Company Option assumed by the Acquiror shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by the Acquiror shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, the Company Options assumed by the Acquiror in accordance with this Section 5.5(a) shall, in accordance with their terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Acquiror Common Stock subsequent to the Effective Time; and (B) the Board of Directors of the Acquiror or a committee thereof shall succeed to the authority and responsibility of the Board of Directors of the Company or any committee thereof with respect to each Company Option assumed by the Acquiror. Notwithstanding anything to the contrary in this Section 5.5(a),

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the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Acquiror Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b) The Acquiror shall file with the SEC, no later than 10 days after the Effective Time, a registration statement on Form S-8 relating to the shares of Acquiror Common Stock issuable with respect to Company Options assumed by the Acquiror in accordance with Section 5.5(a) and shall take all actions reasonably necessary to retain the effectiveness of such Form S-8.

(c) At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time shall become converted into and become a warrant to purchase Acquiror Common Stock and the Acquiror shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock or Company Preferred Stock under the Company Warrants assumed by the Acquiror shall thereupon be converted into rights with respect to Acquiror Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by the Acquiror may be exercised solely for shares of Acquiror Common Stock; (ii) the number of shares of Acquiror Common Stock subject to each Company Warrant assumed by the Acquiror shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon conversion of the shares of Company Preferred Stock issuable upon exercise of the Company Warrant, as applicable, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Acquiror Common Stock; (iii) the per share exercise price for Acquiror Common Stock issuable upon exercise of each Company Warrant assumed by the Acquiror shall be determined by dividing the effective per share exercise price of Company Common Stock or Company Preferred Stock, subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by the Acquiror shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

(d) At or before the Effective Time, the Company shall, to the extent necessary, cause to be effected, in a manner reasonably satisfactory to the Acquiror, amendments to (i) the Company Option Plan and any other documents governing Company Options and (ii) the Company Warrants and any documents governing the Company Warrants to give effect to the provisions of this Section 5.5.

5.6 Employee Benefits.

(a) The Acquiror and the Company shall cause the Acquiror and the Company to comply with terms of any employment, severance, retention, change of control, or similar agreement specified on Schedule 3.13(e)(ii) of the Acquiror Disclosure Letter (such agreements on Schedule 3.13(e)(ii), the “Acquiror Severance Agreements”) and Schedule 2.13(e) of the Company Disclosure Letter, as of the date of this Agreement, subject to the provisions of such agreements, including the maintenance of COBRA insurance for the Acquiror’s and the Company’s former officers and employees, to the extent required by law.

(b) Subject to the last sentence of this subsection (b), unless notified in writing by the Company not less than three (3) business days prior to the Closing Date, the Acquiror shall terminate any Acquiror Employee Plan that is an “employee benefit plan” within the meaning of ERISA (including the Acquiror’s 401(k) Plan) and any employee leasing arrangement or professional employee organization no later than the day immediately prior to the Closing Date. The Acquiror’s Board of Directors shall adopt resolutions terminating the 401(k) Plan, such resolutions to be subject to the reasonable review and approval by the Company, which shall not be unreasonably withheld, and the Acquiror and the Company shall cooperate in taking such actions (whether before or after the Closing) in furtherance of terminating the Acquiror’s 401(k) Plan to ensure compliance with all requirements of

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the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination. The Acquiror shall terminate any and all group severance, separation, retention and salary continuation plans, programs or arrangements (other than Contracts listed on Schedule 5.6(b) of the Acquiror Disclosure Letter) prior to the Closing Date.

(c) The amount of cash received by the Acquiror under the BCC Nonrecourse Loan shall be no less than the amount of all Acquiror Severance Obligations that are payable in cash and any and all Acquiror Gross-Up Obligations.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of the Acquiror and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Acquiror or the Company (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of the Acquiror or the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL or the WBCA, as applicable for corporate directors or officers. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the Acquiror and the Surviving Corporation, jointly and severally, upon receipt by the Acquiror or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the WBCA, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation and bylaws of the Surviving Corporation and the articles of incorporation and bylaws of the Acquiror shall contain, and the Acquiror shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of the Acquiror and the Company than are presently set forth in the certificate of incorporation and bylaws of the Company and the articles of incorporation and bylaws of the Acquiror, as applicable, which provisions shall not be amended, modified or repealed for a period of six years time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of the Acquiror or the Company.

(c) The Company shall purchase an insurance policy, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by the Company (provided, that the Acquiror may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable to the insured); provided, however, that in no event shall the Company be required to expend pursuant to this Section 5.7(c) more than an amount equal to 200% of current annual premiums paid by the Company for such insurance.

(d) For six years after the Effective Date, Acquiror shall maintain in effect directors and officers liability policy on terms no less favorable and in an amount covering each present and former director and officer of the Acquiror under the Acquiror’s directors and officers insurance policy on the date hereof, and the Acquiror shall purchase a “tail” insurance policy prior to the effective date for such purpose (the “Acquiror Tail Insurance”).

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(e) The Acquiror shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(f) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Acquiror and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event the Acquiror or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. The Acquiror shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8 Additional Agreements.

(a) Subject to Section 5.8(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) reasonably required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

(c) The Acquiror shall terminate or sublease (to a sublessee reasonably acceptable to the Company) its current facilities leases.

(d) The Acquiror shall obtain the resignations of, or terminate, all of its officers and employees, except for those listed on Schedule 5.8(d)(i) of the Acquiror Disclosure Letter, effective no later than immediately prior to the Effective Time, and deliver evidence of such resignations and/or terminations to the Company at or prior to the Effective Time. The Board of Directors of the Acquiror shall appoint each of the individuals set forth on Schedule 5.8(d)(ii) as officers of the Acquiror, effective as of the Effective Time.

(e) The Acquiror and the Company shall obtain the resignations of, or terminate, all of their respective directors, except for those listed on Schedule 5.8(e)(i) of the Acquiror Disclosure Letter or Company Disclosure

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Letter, respectively, effective no later than immediately prior to the Effective Time, and deliver evidence of such resignations and/or terminations to the other Party at or prior to the Effective Time. The Acquiror shall take such actions as necessary to reduce the size of its Board of Directors to seven (7) members, effective prior to, at or immediately following the Effective Time and to appoint, effective as of the Effective Time, the following persons to serve as members of the Board of Directors of the Acquiror: Ronald A. Martell and such other current member of the Acquiror’s Board of Directors as selected by the Acquiror’s Board of Directors prior to the Effective Time (the “Remaining Acquiror Directors”), and Meenu Chhabra, Steven Gillis, Ph.D., Michael Steinmetz, Ph.D., Carl Weissman and one person to be appointed by a majority of the six members of the Board of Directors of the Acquiror who are elected pursuant to this Section 5.8(e) (such five Persons, the “Additional Directors”), each to serve as members of the Board of Directors of the Acquiror, and the Board of Directors of the Acquiror shall cause such directors to be nominated at the next annual meeting of shareholders of the Acquiror.

(f) The Company shall not enter into any agreement with respect to the Note and Warrant Purchase Agreement to extend the date of the Fourth Closing beyond July 31, 2011.

(g) The Company shall effect the conversion of all convertible promissory notes issued by the Company, including but not limited to the convertible promissory notes issued under the Note and Warrant Purchase Agreement, into Company Capital Stock in accordance with the terms of such notes, prior to or upon the Effective Time.

5.9 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and the Acquiror may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or the Acquiror in compliance with this Section 5.9.

5.10 Listing. The Acquiror shall use its commercially reasonable efforts to maintain its existing listing on the Nasdaq Capital Market, to obtain approval of the listing of the combined company on the Nasdaq Capital Market and to cause the shares of the Acquiror Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq Capital Market at or prior to the Effective Time.

5.11 Tax Matters.

(a) The Acquiror, the Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which could reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Acquiror, the Merger Sub and the Company shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

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(c) The Parties shall cooperate and use their commercially reasonable efforts in order for the Company to obtain the opinion of Fenwick & West LLP, in form and substance reasonably acceptable to the Company, dated as of the Closing (the “Fenwick Opinion”), and the Acquiror to obtain the opinion of Perkins Coie LLP, in form and substance reasonably acceptable to the Acquiror, dated as of the Closing (the “Perkins Opinion”) to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. As a condition precedent to the rendering of such opinions, the Acquiror (and the Merger Sub) and the Company shall, as of the Effective Time, execute and deliver to Fenwick & West LLP and Perkins Coie LLP tax representation letters, dated and executed as of the dates of such opinions, in form and substance reasonably acceptable to Perkins Coie LLP, Fenwick & West LLP, the Acquiror and the Company (the “Tax Representation Letters”), on which such Tax Representation Letters Fenwick & West LLP and Perkins Coie LLP shall be entitled to rely.

(d) The Company shall use commercially reasonable efforts to cause Fenwick & West LLP to deliver to it and the Acquiror shall use commercially reasonable efforts to cause Perkins Coie LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. As a condition precedent to the rendering of such opinions, the Acquiror (and the Merger Sub) and the Company shall execute and deliver to Fenwick & West LLP and Perkins Coie LLP tax representation letters in form and substance reasonably acceptable to Perkins Coie LLP, Fenwick & West LLP, the Acquiror and the Company, on which such tax representation letters Fenwick & West LLP and Perkins Coie LLP shall be entitled to rely.

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Company’s stockholders when due, and the Company’s stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Acquiror will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Company’s stockholders shall provide the Acquiror with (A) evidence reasonably satisfactory to the Acquiror that such Transfer Taxes have been paid by the Company’s stockholders and (B) a clearance certificate or similar documents which may be required by any Tax authority to relieve the Acquiror of any obligation to withhold any portion of the payments to the Company’s stockholders pursuant to this Agreement. The Company’s stockholders shall be entitled to any Tax refund that relates to Transfer Taxes incurred in connection with this Agreement.

5.12 Legends. The Acquiror shall be entitled to place appropriate legends on the certificates evidencing any shares of Acquiror Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of the Acquiror for purposes of Rule 145 under the Securities Act reflecting the restrictions set forth in Rule 145 and to issue appropriate stop transfer instructions to the transfer agent for the Acquiror Common Stock.

5.13 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.14 Termination of Certain Agreements and Rights. The Company shall use its commercially reasonable efforts to terminate that certain Amended and Restated Investors Rights Agreement dated October 22, 2007 by and between the Company, the Investors and the Key Holders who are parties thereto and the Amended and Restated Stockholders Agreement dated October 22, 2007 by and between the Company and the Stockholders who are parties thereto. The Acquiror shall use its commercially reasonable efforts to terminate that certain Securities Purchase Agreement dated February 1, 2006 by and between NeoRx Corporation and the Purchaser listed on Exhibit A thereto.

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Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3 Stockholder Approval. This Agreement, the Merger and the other Contemplated Transactions shall have been duly adopted and approved by the Required Company Stockholder Vote, and the Acquiror Shareholder Approval Matter shall have been duly approved by the Required Acquiror Shareholder Vote.

6.4 Listing. The approval of the initial listing of the common stock of the combined company on the Nasdaq Capital Market shall have been obtained and the shares of Acquiror Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the Nasdaq Capital Market as of the Effective Time.

6.5 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending by any Governmental Body: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from the Acquiror, the Merger Sub or the Company any damages or other relief that may be material to the Acquiror or the Company; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the capital stock of the Acquiror; (d) that would materially and adversely affect the right or ability of the Acquiror or the Company to own the assets or operate the business of the Acquiror or the Company; or (e) seeking to compel the Company, the Acquiror or any Subsidiary of the Acquiror to dispose of or hold separate any material assets as a result of the Merger.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR AND MERGER SUB

The obligations of the Acquiror and the Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Acquiror, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect, or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

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7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

7.3 Agreements and Other Documents. The Acquiror shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) the Perkins Opinion dated as of the Closing Date and addressed to the Acquiror; provided that the Acquiror may obtain a substantially equivalent opinion addressed to it from Fenwick & West LLP in satisfaction of this condition. The condition set forth in this Section 7.3(a) shall not be waivable by the Acquiror after receipt of the Company Stockholder Approval and the Acquiror Shareholder Approval unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer and acting Chief Financial Officer of the Company confirming that the conditions set forth in Sections 7.1, 7.2, 7.4, 7.5 have been duly satisfied; and

(c) a certificate duly authorized and executed by the acting Chief Financial Officer of the Company in form acceptable to the Acquiror, certifying that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and otherwise satisfying the requirements of Treasury Regulation Section 1.1445 – 2(c)(3).

7.4 Company Cash and Cash Equivalents. The sum of the Company’s cash and cash equivalents as of the Determination Date shall have been at least Three Hundred Thousand Dollars ($300,000).

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of the Acquiror and the Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Acquiror Material Adverse Effect, or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Acquiror Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that the Acquiror or the Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Documents. The Company shall have received the following documents:

(a) the Fenwick Opinion dated as of the Closing Date and addressed to the Company; provided that the Company may obtain a substantially equivalent opinion addressed to it from Perkins Coie LLP in satisfaction of this condition. The condition set forth in this Section 8.3(a) shall not be waivable by the Company after receipt of the Company Stockholder Approval and the Acquiror Shareholder Approval unless further stockholder approvals are obtained with appropriate disclosure;

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(b) a certificate executed by the Chief Executive Officer of the Acquiror confirming that the conditions set forth in Sections 8.1, 8.2, 8.4, 8.5, 8.6 and 8.7 have been duly satisfied; and

(c) Lock-Up Agreements executed by the individuals and entities listed on Schedule 8.3(c) of the Company Disclosure Letter.

8.4 Acquiror Net Debt. The Acquiror Net Debt as of the Determination Date shall have been no more than Six Million Dollars ($6,000,000).

8.5 Board of Directors. The Acquiror shall have caused the Board of Directors of the Acquiror to be constituted as set forth in Section 5.8(e) of this Agreement.

8.6 No Acquiror Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Acquiror Material Adverse Effect that is continuing.

8.7 BCC Nonrecourse Loan. The Acquiror shall have received the cash sum of not less than Two Million Four Hundred Thousand Dollars ($2,400,000) pursuant to the BCC Nonrecourse Loan.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Merger and issuance of Acquiror Common Stock in the Merger by the Acquiror’s shareholders, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of the Acquiror and the Company;

(b) by either the Acquiror or the Company if the Merger shall not have been consummated by October 31, 2011; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, that, in the event that the SEC has not declared the Form S-4 Registration Statement effective under the Securities Act by August 31, 2011, then either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days, provided, further, that, in the event that any dispute pursuant to Section 1.8 has not been resolved in accordance therewith by such date, then the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party for the duration of such dispute;

(c) by either the Acquiror or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either the Acquiror or the Company if (i)(A) the Acquiror Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Acquiror’s shareholders shall have taken a final vote on the Merger and the issuance of shares of Acquiror Common Stock in the Merger and (B) the Merger or any of the issuance of Acquiror Common Stock in the Merger shall not have been approved at the Acquiror Shareholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Acquiror Shareholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Acquiror where the failure to obtain the Required Acquiror Shareholder Vote shall have been caused by the action or failure to act of the Acquiror; or (ii) the Company shall not have obtained sufficient Company Stockholder Written Consents to constitute the Company Stockholder Approval with the Required Company Stockholder Vote; provided, however, that the right

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to terminate this Agreement under this Section 9.1(d) shall not be available to the Company where the failure to obtain the Required Company Stockholder Vote shall have been caused by the action or failure to act of the Company;

(e) by the Company (at any time prior to the approval of the issuance of the Acquiror Common Stock in the Merger by the Required Acquiror Shareholder Vote) if an Acquiror Triggering Event shall have occurred;

(f) by the Acquiror (at any time prior to the approval of the Merger by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of the Acquiror or the Merger Sub set forth in this Agreement, or if any representation or warranty of the Acquiror or the Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in the Acquiror’s or the Merger Sub’s representations and warranties or breach by the Acquiror or the Merger Sub is curable by the Acquiror or the Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Acquiror or the Merger Sub to the Company of such breach or inaccuracy and (ii) the Acquiror or the Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by the Acquiror or the Merger Sub is cured prior to such termination becoming effective); or

(h) by the Acquiror, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to the Acquiror of such breach or inaccuracy and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party from any liability for fraud or any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses (including fees of counsel and accountants of the Company and the Acquiror incurred in preparing and reviewing the Proxy Statement/Prospectus/Information Statement and the Form S-4 Registration Statement), whether or not the Merger is consummated.

(b) If this Agreement is terminated by the Company pursuant to Section 9.1(g) as a result of a material, and intentional or willful, breach by the Acquiror of any of its covenants hereunder, or is terminated by the

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Company pursuant to Section 9.1(d) or (e) and, in the case of termination pursuant to Section 9.1(d), (i) at any time before the Acquiror Shareholders’ Meeting an Acquisition Proposal with respect to the Acquiror shall have been publicly announced or disclosed and (ii) within 12 months after the date of termination of this Agreement, the Acquiror enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated, the Acquiror shall pay to the Company, within ten (10) Business Days after termination (or, in the case of termination pursuant to Section 9.1(d), consummation of an Acquisition Proposal), a nonrefundable fee in an amount equal to $1,000,000.

(c) If this Agreement is terminated by the Acquiror pursuant to Section 9.1(h) as a result of a material, and intentional or willful, breach by the Company of any of its covenants hereunder, or is terminated by the Acquiror pursuant to Section 9.1(d) or (f) and, in the case of termination pursuant to Section 9.1(d), (i) at any time before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed and (ii) and within 12 months after the date of termination of this Agreement, the Company enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated, the Company shall pay to the Acquiror, within ten (10) Business Days after termination (or, in the case of termination pursuant to Section 9.1(d), consummation of an Acquisition Proposal), a nonrefundable fee in an amount equal to $1,000,000.

(d) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b) or (c), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “U.S. Prime Rate” (as published in the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, the Merger Sub and the Acquiror contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and the Acquiror at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after the approval of the Merger or issuance of shares of Acquiror Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and the Acquiror.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the County of King, State of Washington; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the Western District of Washington; and (c) each of the parties irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to the Acquiror or the Merger Sub:

Poniard Pharmaceuticals, Inc.

750 Battery Street

Suite 330

San Francisco, California 94111

Telephone: (650) 583-3789

Facsimile: (650) 583-3774

Attention: Ronald A. Martell, Chief Executive Officer

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with a copy to:

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101

Telephone: (206) 359-8000

Facsimile: (206) 359-9000

Attention:	James R. Lisbakken, Esq.
Faith M. Wilson, Esq.

if to the Company:

Allozyne, Inc.

1600 Fairview Avenue East

Suite 300

Seattle, Washington 98102

Telephone: (206) 518-5799

Fax: (206) 518-5700

Attn: Meenu Chhabra, Chief Executive Officer

with a copy to:

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

Telephone: (206) 389-4510

Fax: (206) 389-4511

Attention:	Stephen M. Graham, Esq.
David K. Michaels, Esq.

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or

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were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity.

10.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.13 Disclosure Schedules. The Company Disclosure Letter and the Acquiror Disclosure Schedule shall each be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 2 or Section 3, as applicable. The disclosures in any section or subsection of the Company Disclosure Letter or the Acquiror Disclosure Schedule shall qualify other sections and subsections in Section 2 or Section 3, as applicable, to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Company Disclosure Letter or the Acquiror Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or the Acquiror Material Adverse Effect, or is outside the Ordinary Course of Business.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PONIARD PHARMACEUTICALS, INC.

By:	/s/ Ronald A. Martell
Name:	Ronald A. Martell
Title:	Chief Executive Officer

FV ACQUISITION CORP.

By:	/s/ Ronald A. Martell
Name:	Ronald A. Martell
Title:	President

ALLOZYNE, INC.

By:	/s/ Meenu Chhabra
Name:	Meenu Chhabra
Title:	President and CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

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EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquiror” shall mean Poniard Pharmaceuticals, Inc., a Washington corporation.

“Acquiror Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Acquiror within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Acquiror Associate” shall mean any current or former employee, independent contractor, officer or director of the Acquiror or any Acquiror Affiliate.

“Acquiror Author” shall have the meaning set forth in Section 3.8(g).

“Acquiror Board Charters and Policies” shall have the meaning set forth in Section 3.2.

“Acquiror Board Recommendations” shall have the meaning set forth in Section 5.3(b).

“Acquiror Business” shall mean the business of the Acquiror as currently conducted by the Acquiror.

“Acquiror Capital Stock” shall mean the Acquiror Common Stock and the Acquiror Preferred Stock.

“Acquiror Common Stock” shall mean the Common Stock, $0.02 par value per share, of the Acquiror.

“Acquiror Contract” shall mean any Contract: (a) to which the Acquiror is a party; (b) by which the Acquiror or any Acquiror Intellectual Property Rights or any other asset of the Acquiror is or may become bound or under which the Acquiror has, or may become subject to, any obligation; or (c) under which the Acquiror has or may acquire any right or interest.

“Acquiror Confidential Information” shall have the meaning set forth in Section 3.8(h).

“Acquiror Current SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Acquiror Disclosure Letter” shall have the meaning set forth in Section 3.

“Acquiror Dispute Notice” shall have the meaning set forth in Section 1.7(b).

“Acquiror Employee Plan” shall have the meaning set forth in Section 3.13(e).

“Acquiror Estimated Net Debt Schedule” shall mean a schedule setting forth, in reasonable detail, the Acquiror’s calculation of the Acquiror Net Debt (using an estimate of the Acquiror’s accounts payable and accrued expenses, in each case as of such date and determined in a manner substantially consistent with the manner in which such items were determined for the Acquiror’s most recent SEC filings).

“Acquiror Gross-Up Obligation” shall have the meaning set forth in Section 3.13(p).

“Acquiror Intellectual Property” shall mean any and all Acquiror-Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed by the Acquiror or any Subsidiary.

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“Acquiror Liabilities” shall mean the dollar amount as of the Determination Date, determined in accordance with GAAP (and, to the extent not inconsistent therewith, in a manner consistent with the manner in which such items were historically determined and in accordance with the Acquiror’s Audited Financial Statements and Unaudited Interim Balance Sheet), of the sum (without duplication) of (a) the aggregate Liabilities of the Acquiror and its Subsidiaries that are required by GAAP to be set forth or accrued on a balance sheet, including without limitation the Acquiror’s accounts payable and accrued expenses, (b) the cash cost of any and all accrued and unpaid Taxes (including estimates from any estimated tax costs arising out of any specific tax review that may be underway at the Effective Time) for which the Acquiror is liable in respect of any period ending on or before such date, (c) any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date incurred by the Acquiror in connection with this Agreement and the Contemplated Transactions or otherwise, whether or not invoiced, and (d) the Acquiror Transaction Expenses; provided, that Acquiror Liabilities, including such Acquiror Liabilities specifically identified in clauses (a) – (d) above, shall not include any of the following Liabilities: (r) any change of control payments or severance payments (including payments for accrued vacation) that are or would become due to any employee of the Acquiror as a result of any termination of the employment of such employee (whether alone or taken together with the Merger) that are to be settled in Acquiror RSUs and not paid in cash; (s) the cash cost of (i) any change of control payments or severance payments (including payments for accrued vacation) that are or would become due to any employee of the Acquiror as a result of any termination of the employment of such employee (whether alone or taken together with the Merger) that are to be paid by the Acquiror from proceeds of the BCC Nonrecourse Loan (but shall exclude any such payments not paid from such proceeds) and (ii) any accrued and unpaid retention payments that are or will become due to any Acquiror employee as of or following the Closing Date that are to be paid by the Acquiror from funds received under the BCC Nonrecourse Loan; (t) any Liabilities under the BCC Nonrecourse Loan; (u) fifty percent (50%) of any Liabilities under the Commercial Picoplatin Active Pharmaceutical Ingredient Manufacturing Agreement between the Acquiror and W.C. Heraeus GmbH, dated as of March 24, 2008; (v) any contingent Liabilities under license agreements and Liabilities under facility and equipment leases that are required by GAAP to be accrued as a liability; (w) accrued and unpaid Cumulative Dividends and contingent Liabilities under redemption provisions of the Acquiror Preferred Stock; (x) any fees payable to the Nasdaq Stock Market LLC in connection with the initial and continued listing of the Acquiror Common Stock; (y) any expenses, costs or Liabilities paid or incurred by Acquiror to secure the Acquiror Tail Insurance for a period of six years from the Effective Date pursuant to Section 5.7(d); and (z) trade accounts payable and accrued expenses that (i) are incurred in the Ordinary Course of Business, (ii) are not more than forty-five (45) days past the invoice date and (iii) do not represent Acquiror Transaction Expenses or employee severance or change of control payments.

“Acquiror Material Adverse Effect” shall mean any effect, change, event, circumstance, or development (any such item, an “Effect”) that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Acquiror Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, financial condition, capitalization, assets (including Intellectual Property), operations or financial performance of the Acquiror taken as a whole; or (b) the ability of the Acquiror to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute an Acquiror Material Adverse Effect: (1) any Effect resulting from the announcement or pendency of the Merger, (2) any change in the stock price or trading volume of the Acquiror independent of any other event that would be deemed to have an Acquiror Material Adverse Effect, (3) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (4) any change in accounting requirements or principles or any change in applicable laws, rules, regulations or regulatory policies, or the interpretation thereof, or (6) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which the Acquiror competes.

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“Acquiror Material Contract” shall have the meaning set forth in Section 3.9.

“Acquiror Monthly Financial Statements” shall have the meaning set forth in Section 3.4(b).

“Acquiror Net Debt” shall mean the amount of (a) the Acquiror Liabilities minus (b) the Acquiror’s cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to the Acquiror), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Acquiror’s Audited Financial Statements and Unaudited Interim Balance Sheet; provided that the Acquiror Net Debt amount shall not take into account the amount of any and all proceeds from the BCC Nonrecourse Loan to the extent of the aggregate amount of the Acquiror Severance Obligations and Acquiror Gross-Up Obligations to be paid or payable in cash at the Effective Time.

“Acquiror Net Debt Calculation” shall have the meaning set forth in Section 1.6(b).

“Acquiror Net Debt Certificate” shall mean a certificate executed by the acting Chief Financial Officer of the Acquiror dated as of the Closing Date, certifying the amount of the Acquiror Net Debt (including (a) the Acquiror’s balance sheet as of the Determination Date prepared on a consistent basis with the Acquiror Balance Sheet, (b) an itemized list of each Acquiror Liability with a description of the nature of such Acquiror Liability and the Person to whom such Acquiror Liability is owed, (c) an itemized list of each element of the Acquiror’s consolidated current assets, (d) an itemized list of each element of the Acquiror’s consolidated total current liabilities) and (e) an itemized list of each Acquiror Transaction Expense.

“Acquiror Net Debt Difference” shall mean the value of the Acquiror Net Debt (if positive) and otherwise shall mean zero.

“Acquiror Options” shall mean options to purchase shares of Acquiror Common Stock issued by the Acquiror under the Acquiror Stock Plan or the Acquiror Terminated Option Plan.

“Acquiror-Owned Intellectual Property” shall mean (a) any and all Intellectual Property that is owned by the Acquiror or any Subsidiary and (b) any and all other Intellectual Property, to the extent the same is licensed on an exclusive basis to the Acquiror or any Subsidiary by a Third Party under terms and conditions that grant the Acquiror or such Subsidiary the first right to enforce such Intellectual Property.

“Acquiror Permits” shall have the meaning set forth in Section 3.11(b).

“Acquiror Preferred Stock” shall have the meaning set forth in Section 3.3(a).

“Acquiror Registered Intellectual Property” shall mean all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks; (c) registered Internet domain names; (d) registered copyrights and applications for copyright registration; and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Acquiror or any of its Subsidiaries.

“Acquiror Regulatory Permits” shall have the meaning set forth in Section 3.11(d).

“Acquiror Response Date” shall have the meaning set forth in Section 1.6(c).

“Acquiror RSUs” shall mean restricted stock units issued by the Acquiror under the Acquiror Stock Plan.

“Acquiror SEC Documents” shall have the meaning set forth in Section 3.4(a).

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“Acquiror Securityholder” shall mean holders of Acquiror Common Stock, Acquiror Preferred Stock, Acquiror Options or any other security issued by the Acquiror, collectively.

“Acquiror Severance Agreements” shall have the meaning set forth in Section 5.6(a).

“Acquiror Severance Obligation” shall have the meaning set forth in Section 3.13(p).

“Acquiror Share Price” shall mean $0.2270, as adjusted for the reverse stock split for which approval has been sought in the Acquiror’s definitive Proxy Statement on Schedule 14A filed by the Acquiror on April 27, 2011 if such approval has been obtained and such reverse stock split effected prior to the Effective Time.

“Acquiror Shareholder Approval” shall have the meaning set forth in Section 3.20.

“Acquiror Shareholder Approval Matter” shall have the meaning set forth in Section 3.20.

“Acquiror Shareholder Voting and Lock-up Agreements” shall have the meaning set forth in the recitals.

“Acquiror Shareholders’ Meeting” shall have the meaning set forth in Section 5.3(a).

“Acquiror Stock Plan” shall have the meaning set forth in Section 3.3(b).

“Acquiror Subs” shall have the meaning set forth in Section 3.1(a).

“Acquiror Terminated Option Plan” shall have the meaning set forth in Section 3.3(b).

“Acquiror Tail Insurance” shall have the meaning set forth in Section 5.7(d).

“Acquiror Transaction Expenses” shall mean all third party fees, costs, expenses, payments, and expenditures incurred by the Acquiror and the Merger Sub in connection with the Merger and this Agreement and the Contemplated Transactions whether or not billed or accrued (including any fees, costs expenses, payments, and expenditures of legal counsel and accountants, the maximum amount of fees costs, expenses, payments, and expenditures payable to financial advisors, investment bankers and brokers of the Acquiror and its Subsidiaries notwithstanding any contingencies for earnouts, escrows, etc., and any such fees, costs, expenses, payments, and expenditures incurred by the Acquiror Securityholders paid for or to be paid for by the Acquiror).

An “Acquiror Triggering Event” shall be deemed to have occurred if: (a) the Board of Directors of the Acquiror shall have failed to recommend that the Acquiror’s shareholders vote to approve the Acquiror Shareholder Approval Matter or shall for any reason have withdrawn or shall have modified in a manner adverse to the Company the Acquiror Board Recommendation; (b) the Acquiror shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Acquiror Board Recommendation; (c) the Acquiror shall have failed to hold the Acquiror Shareholders’ Meeting within 75 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding by the SEC, in which case such 75 day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (d) the Board of Directors of the Acquiror shall have approved, endorsed or recommended any Acquisition Proposal; (e) the Acquiror shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (f) the Acquiror or any director, officer or agent of the Acquiror shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

“Acquiror Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of the Acquiror as of March 31, 2011, included in the Acquiror’s Report on Form 10-Q for the fiscal quarter ended March 31, 2011, as filed with the SEC prior to the date of the Agreement.

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“Acquiror Warrants” shall have the meaning set forth in Section 3.3(b).

“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand or the Acquiror, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral, from a Third Party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (a) 15% or more of any class of the equity securities of such Party or (b) 15% or more of the assets of such Party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of (y) 15% or more of any class of equity securities of the Party or (z) 15% or more of the assets of the Party; provided, however, that none of the following shall be an “Acquisition Proposal” within the meaning of this Agreement: (i) any offer or proposal from a Third Party to purchase, license or otherwise acquire, directly or indirectly, any interest in or right to, Acquiror’s assets, including Intellectual Property, related to picoplatin; (ii) any transaction expressly and specifically contemplated by the BCC Nonrecourse Loan; and (iii) any Post-Signing Financing transaction; provided further that, for purposes of Sections 9.3(b) and (c), all such references to “15%” shall be deemed to be “50%”.

“Additional Directors” shall have the meaning set forth in Section 5.8(e).

“Adjustment Factor” shall be equal to the quotient of, as of the Determination Date and rounded down to the nearest whole number:

(a) the Acquiror Net Debt Difference plus the Aggregate Post-Signing Financing Amount, minus the Company Net Cash Difference;

divided by

(b) the Acquiror Share Price.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the ownership of fifty percent (50%) or more of the equity interest of such Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Post-Signing Financing Amount” shall mean the aggregate gross amount of cash received by the Company in all Post-Signing Financing transactions; provided, however, that such aggregate gross amount shall not exceed Thirty Nine Million Dollars ($39,000,000).

“Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” shall have the meaning set forth in Section 1.6(a).

“BCC” shall mean Bay City Capital LLC or an Affiliate thereof.

“BCC Nonrecourse Loan” shall mean a nonrecourse loan in the principal amount of Two Million Four Hundred Thousand Dollars ($2,400,000) and secured by the Collateral (as such term is defined in the BCC Nonrecourse Loan), to be made by BCC to the Acquiror immediately prior to the Effective Time, on the terms and conditions set forth in the Loan and Security Agreement and the Secured Non-Recourse Promissory Note attached to the Binding Commitment to Lend executed and delivered by BCC to the Acquiror on the date hereof.

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“Business Day” shall mean any day other than a day on which banks in the State of Washington are authorized or obligated to be closed.

“Certifications” shall have the meaning set forth in Section 3.4(a).

“Clinical Products” shall mean any pharmaceutical or biological products or medical device products that are, or that at any time during the four years prior to the Effective Time have been, the subject of active clinical trials in humans anywhere in the world.

“Closing” shall have the meaning set forth in Section 1.3.

“Closing Date” shall have the meaning set forth in Section 1.3.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall mean Allozyne, Inc., a Delaware corporation.

“Company Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” shall mean any current or former employee, independent contractor, officer or director of the Company or any Company Affiliate.

“Company Audited Financial Statements” shall have the meaning set forth in Section 2.4(a).

“Company Author” shall have the meaning set forth in Section 2.8(g).

“Company Board Charters and Policies” shall have the meaning set forth in Section 2.2.

“Company Board Recommendation” shall have the meaning set forth in Section 5.2(b).

“Company Business” shall mean the business of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries.

“Company Dispute Notice” shall have the meaning set forth in Section 1.6(c).

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” shall mean the Common Stock, $0.01 par value per share, of the Company.

“Company Confidential Information” shall have the meaning set forth in Section 2.8(h).

“Company Contract” shall mean any Contract: (a) to which the Company is a Party; (b) by which the Company or any Company Intellectual Property Rights or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company Disclosure Letter” shall have the meaning set forth in Section 2.

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“Company Employee Plan” shall have the meaning set forth in Section 2.13(e).

“Company Estimated Net Cash Schedule” shall mean a schedule setting forth, in reasonable detail, the Company’s calculation of the Company Net Cash (using an estimate of the Company’s accounts payable and accrued expenses, in each case as of such date and determined in a manner substantially consistent with the manner in which such items were historically determined and in accordance with the Company’s Audited Financial Statements and Unaudited Interim Balance Sheet).

“Company Financials” shall have the meaning set forth in Section 2.4(a).

“Company Intellectual Property” shall mean any and all Company-Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed by the Company or any Subsidiary.

“Company Interim Financial Statements” shall have the meaning set forth in Section 2.4(a).

“Company Liabilities” shall mean the dollar amount as of the Determination Date, determined in accordance with GAAP (and, to the extent not inconsistent therewith, in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s Audited Financial Statements and Unaudited Interim Balance Sheet), of the sum (without duplication) of (a) the aggregate Liabilities of the Company and its Subsidiaries that are required by GAAP to be set forth or accrued on a balance sheet, including without limitation the Company’s accounts payable and accrued expenses, (b) the cash cost of any accrued and unpaid retention payments that are or will become due to any Company employee as of or following the Closing Date, (c) the cash cost of any and all accrued and unpaid Taxes (including estimates from any estimated tax costs arising out of any specific tax review that may be underway at the Effective Time) for which the Company is liable in respect of any period ending on or before such date, (d) any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date incurred by the Company in connection with this Agreement and the Contemplated Transactions or otherwise, whether or not invoiced, (e) the Company Transaction Expenses and (f) any Liabilities related to the performance of the multiple-ascending dose (MAD) study by the Company; provided, that Company Liabilities, including such Company Liabilities specifically identified in clauses (a) – (f) above, shall not include any of the following Liabilities: (w) any Liabilities convertible by their terms into equity securities of the Company at the Effective Time; (x) any Liabilities incurred upon the issuance of warrants in connection with the Liabilities identified in clause (w) and that are required by GAAP to be accrued as a liability; (y) any contingent Liabilities under license agreements and Liabilities under facility and equipment leases that are required by GAAP to be accrued as a liability; and (z) trade accounts payable and accrued expenses that (i) are incurred in the Ordinary Course of Business, (ii) are not more than forty-five (45) days past the invoice date and (iii) do not represent Company Transaction Expenses or Liabilities under long-term Contracts related to the performance of the multiple-ascending dose (MAD) study by the Company.

“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, financial condition, capitalization, assets (including Intellectual Property), operations or financial performance of the Company taken as a whole; or (b) the ability of the Company to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute a Company Material Adverse Effect: (1) any Effect resulting from the announcement or pendency of the Merger, (2) any change in the stock price or trading volume of the Company independent of any other event that would be deemed to have a Company Material Adverse Effect, (3) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (4) any change in accounting

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requirements or principles or any change in applicable laws, rules, regulations or regulatory policies, or the interpretation thereof, or (5) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which the Company competes.

“Company Material Contract” shall have the meaning set forth in Section 2.9.

“Company Net Cash” shall mean the amount of (a) the Company’s cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to the Company), minus (b) the Company Liabilities, in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s Audited Financial Statements and most current unaudited interim balance sheet; minus (c) the Aggregate Post-Signing Financing Amount.

“Company Net Cash Calculation” shall have the meaning set forth in Section 1.7(a).

“Company Net Cash Certificate” shall mean a certificate executed by the acting Chief Financial Officer of the Company dated as of the Closing Date, certifying the amount of the Company Net Cash (including (a) the Company’s balance sheet as of the Determination Date prepared on a consistent basis with the Company Balance Sheet, (b) an itemized list of each Company Liability with a description of the nature of such the Company Liability and the Person to whom such Company Liability is owed, (c) an itemized list of each element of the Company’s consolidated current assets, (d) an itemized list of each element of the Company’s consolidated total current liabilities) and (e) an itemized list of each Company Transaction Expense.

“Company Net Cash Difference” shall mean the amount by which the Company Net Cash is less than the Company Net Cash Minimum (or shall mean zero if the Company Net Cash exceeds the Company Net Cash Minimum) as of the Determination Date.

“Company Net Cash Minimum” shall mean zero dollars.

“Company Options” shall mean options to purchase shares of Company Common Stock issued by the Company.

“Company-Owned Intellectual Property” shall mean (a) any and all Intellectual Property that is owned by the Company or any Subsidiary and (b) any and all other Intellectual Property, to the extent the same is licensed on an exclusive basis to the Company or any Subsidiary by a Third Party under terms and conditions that grant the Company or such Subsidiary the first right to enforce such Intellectual Property.

“Company Permits” shall have the meaning set forth in Section 2.11(b).

“Company Preferred Stock” shall mean collectively the Series A Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock of the Company.

“Company Registered Intellectual Property” shall mean all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks; (c) registered Internet domain names; (d) registered copyrights and applications for copyright registration; and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of its Subsidiaries.

“Company Regulatory Permits” shall have the meaning set forth in Section 2.11(d).

“Company Response Date” shall have the meaning set forth in Section 1.7(b).

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“Company Securityholder” shall mean holders of Company Capital Stock, Company Options or any other security issued by the Company, collectively.

“Company Stock Certificate” shall have the meaning set forth in Section 1.9.

“Company Stock Option Plan” shall have the meaning set forth in Section 2.3(b).

“Company Stockholder Approval” shall have the meaning set forth in Section 2.20.

“Company Stockholder Voting and Lock-up Agreements” shall have the meaning set forth in the recitals.

“Company Stockholder Written Consent” shall have the meaning set forth in Section 5.2(a).

“Company Transaction Expenses” shall mean all third party fees, costs, expenses, payments, and expenditures incurred by the Company in connection with the Merger and this Agreement and the Contemplated Transactions whether or not billed or accrued (including any fees, costs expenses, payments, and expenditures of legal counsel and accountants, the maximum amount of fees costs, expenses, payments, and expenditures payable to financial advisors, investment bankers and brokers of the Company and its Subsidiaries notwithstanding any contingencies for earnouts, escrows, etc., and any such fees, costs, expenses, payments, and expenditures incurred by Company Securityholders paid for or to be paid for by the Company).

A “Company Triggering Event” shall be deemed to have occurred if: (a) the Board of Directors of the Company shall have failed to recommend that the Company’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to the Acquiror the Company Board Recommendation; (b) the Company shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Company Board Recommendation; (c) the Company shall have failed to obtain sufficient Company Stockholder Written Consents to constitute the Company Stockholder Approval within 75 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding by the SEC, in which case such 75 day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (d) the Board of Directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (e) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (f) the Company or any director, officer or agent of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

“Company Unaudited Interim Balance Sheet” shall mean the unaudited balance sheet of the Company as of March 31, 2011, provided to the Acquiror prior to the date of this Agreement.

“Company Warrants” shall mean warrants to purchase shares of Company Common Stock or Company Preferred Stock issued by the Company as set forth in Section 2.3(b).

“Confidentiality Agreement” shall mean the Mutual Non-Disclosure Agreement dated November 17, 2010, between the Company and the Acquiror.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Merger and the other transactions and actions contemplated by the Agreement, including the BCC Nonrecourse Loan.

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“Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Costs” shall have the meaning set forth in Section 5.7(a).

“Cumulative Dividends” shall have the meaning set forth in Section 3.10.

“D&O Indemnified Parties” shall have the meaning set forth in Section 5.7(a).

“Determination Date” shall have the meaning set forth in Section 1.6(a).

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Dispute Notice” shall have the meaning set forth in Section 1.7(b).

“Dissenting Shares” shall have the meaning set forth in Section 1.11.

“Drug Regulatory Agency” shall have the meaning set forth in Section 2.11(c).

“Effective Time” shall have the meaning set forth in Section 1.3.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.10.

“Exchange Fund” shall have the meaning set forth in Section 1.10(a).

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“Exchange Ratio” shall be equal to the quotient of, as of the Determination Date and rounded to nearest one hundred thousandth (i.e., four places past the decimal):

(A)	the sum of (1) the product of the total number of outstanding shares of the Acquiror Common Stock on a Fully-Diluted Basis, multiplied by ((1/.35) - 1) and (2) the Adjustment Factor;

divided by

(B)	the total number of outstanding shares of Common Stock of the Company on a Fully-Diluted Basis.

“Existing Acquiror D&O Policies” shall have the meaning set forth in Section 3.15(b).

“Existing Company D&O Policies” shall have the meaning set forth in Section 2.15(b).

“FDA” shall have the meaning set forth in Section 2.11(c).

“FDCA” shall have the meaning set forth in Section 2.11(c).

“Fenwick Opinion” shall have the meaning set forth in Section 5.11(c).

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by the Acquiror in connection with issuance of Acquiror Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Fully-Diluted Basis” shall mean, as to any Party, (a) all outstanding shares of debt or equity securities of such Party that are convertible into or exchangeable for shares of capital stock of such Party and (b) all outstanding options, warrants and other rights to acquire shares of common stock of such Party, whether directly or indirectly, and all outstanding options, warrants and rights to acquire other securities convertible into or exchangeable for shares of such Party’s common stock, but excluding any shares reserved for unissued stock options as of the Effective Time.

“GAAP” shall have the meaning set forth in Section 2.4(a).

“Governmental Authority” shall mean any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

“Grant Date” shall have the meaning set forth in Section 2.13(f).

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“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” shall mean (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.

“Intellectual Property Rights” shall mean any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information, and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Key Employee” shall mean, with respect to the Company or the Acquiror, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer.

“Knowledge” shall mean, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (A) an individual, if used in reference to an individual or (B) with respect to any Person that is not an individual, the chief executive officer, chief financial officer, chief medical officer and chief legal officer of such Person (the individuals specified in clause (B) are collectively referred to herein as the “Entity Representatives”).

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

“Liability” shall have the meaning set forth in Section 2.10.

“made available” shall mean, except with respect to any document referenced as “made available” in Section 3.11(d), that such document in question (a) has been posted to the virtual data room managed by the Party making such document available (with respect to the Acquiror, either ftp://ftp.poniard.com or https://bdr131308.bmcgroup.com; and with respect to the Company, https://extranet2.fenwick.com/clients/

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27575/00600/default.aspx), or (b) with respect to the Acquiror, has been filed with the SEC, is accessible on the SEC’s website via its EDGAR system and has been expressly identified in the Acquiror’s most recent Annual Report on Form 10-K, proxy statement, or subsequent current or periodic reports filed with the SEC or any exhibits thereto, in all cases, on or before June 21, 2011. For purposes of Section 3.11(d), “made available” shall mean that documents relating to the Acquiror’s picoplatin product candidate (a) have been posted to the virtual data room managed by the Acquiror making such document available (either ftp://ftp.poniard.com or https://bdr131308.bmcgroup.com), or (b) that are located in physical files maintained at an off-site storage facility, to which the Company was afforded access.

“Merger” shall have the meaning set forth in the recitals.

“Merger Sub” shall mean FV Acquisition Corp., a Delaware corporation.

“Multiemployer Plan” shall mean (A) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

“Multiple Employer Plan” shall mean (A) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

“Note and Warrant Purchase Agreement” shall mean the Amended and Restated Convertible Promissory Note and Warrant Purchase Agreement dated as of May 23, 2011 between the Company and the Purchasers listed on Schedule I thereto.

“Ordinary Course of Business” shall mean, in the case of each of the Company and the Acquiror (or the Merger Sub), such actions taken in the ordinary course of its normal operations and consistent with its past practices, and consistent with the operating plans delivered to the other Party.

“Party” or “Parties” shall mean the Company, the Merger Sub and the Acquiror.

“Perkins Opinion” shall have the meaning set forth in Section 5.11(c).

“Permitted Encumbrances” shall mean: (A) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (E) liens in favor of customs and revenue authorities arising as a matter of Legal Requirements to secure payments of customs duties in connection with the importation of goods, (F) non-exclusive licenses of Intellectual Property by such Party or its Subsidiary in the Ordinary Course of Business, (G) minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of such Party and (H) with respect to the Acquiror, the security interest contemplated by the BCC Nonrecourse Loan.

“Person” shall mean any individual, Entity or Governmental Body.

“Post-Signing Financing” shall mean any and all sales by the Company of Company Capital Stock, warrants to purchase Company Common Stock, or securities that by their terms will convert into Company Capital Stock upon, or prior to, the Effective Time, in a single capital raising transaction or in a series of related capital raising transactions, in each case occurring after the date of this Agreement and before the Closing and in each case having a conversion price and warrant exercise price that is no less than, and warrant coverage no

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greater than, the securities issued pursuant to the Note and Warrant Purchase Agreement; provided that the sales of convertible promissory notes and warrants to purchase Company Common Stock by the Company in one or more closings beginning on May 24, 2011 pursuant to the Note and Warrant Purchase Agreement shall be a Post-Signing Financing.

“Pre-Closing Period” shall have the meaning set forth in Section 4.1.

“Proprietary Information and Technology” shall mean any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

“Proxy Statement/Prospectus/Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to the Acquiror’s shareholders in connection with the Acquiror Shareholders’ Meeting and to the Company’s stockholders in connection with the approval of this Agreement and the Merger by signing the Company Stockholder Written Consents.

“Remaining Acquiror Directors” shall have the meaning set forth in Section 5.8(e).

“Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“Required Acquiror Shareholder Vote” shall have the meaning set forth in Section 3.20.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.20.

“Response Date” shall have the meaning set forth in Section 1.7(b).

“Reviewing Accounting Firm” shall have the meaning set forth in Section 1.8(b).

“S-4 Effective Date” shall have the meaning set forth in Section 5.1(a).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Stockholder” shall mean each stockholder of the Company, and “Stockholders” shall mean all stockholders of the Company, in each case as determined immediately prior to the Effective Time.

An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

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“Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (a) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (i) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial ownership of securities representing 50% or more of the voting power of the Party’s capital stock then outstanding or (b) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (ii) is on terms and conditions that the Board of Directors of the Acquiror or the Company, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to the Acquiror’s shareholders or the Company’s stockholders, as applicable, than the Merger and the other Contemplated Transactions; and (y) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Representation Letters” shall have the meaning set forth in Section 5.11(c).

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party” shall mean any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Acquiror, the Merger Sub, the Company or any Affiliates thereof.

“Third Party Intellectual Property” shall mean Intellectual Property owned by a third party.

“Transfer Taxes” shall have the meaning set forth in Section 5.11(e).

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“WBCA” shall mean the Washington Business Corporation Act, as amended.

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ANNEX B

SECTION 262. APPRAISAL RIGHTS.

DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the

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foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.

Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX C

FORM OF COMPANY STOCKHOLDER AGREEMENT AND IRREVOCABLE PROXY

This STOCKHOLDER AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is entered into as of June 22, 2011, by and between Poniard Pharmaceuticals, Inc., a Washington corporation (the “Acquiror”), and the undersigned stockholder (“Stockholder”) of Allozyne, Inc., a Delaware corporation (the “Company”).

RECITALS

A. WHEREAS, the execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Acquiror to enter into that certain Agreement and Plan of Merger, dated as of June 22, 2011 (the “Merger Agreement”), by and among Acquiror, FV Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (the “Merger Sub”), and the Company, pursuant to which the Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly owned subsidiary of the Acquiror.

B. WHEREAS, Stockholder understands and acknowledges that the Company, the Merger Sub and the Acquiror are entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained herein and (ii) Stockholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Restrictions on Shares.

(a) Prior to the Expiration Time (as defined in Section 1(d)), Stockholder shall not, directly or indirectly:

(i) transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber, the Shares (as defined in Section 5) or any New Shares (as defined in Section 1(d)), or make any offer or enter into any agreement or binding arrangement or commitment providing for any of the foregoing, at any time prior to the Expiration Time;

(ii) except pursuant to the terms of this Agreement, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of the Shares or make any public announcement that is in any manner inconsistent with Section 2; or

(iii) in its capacity as a Stockholder of the Company, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect or be reasonably expected to have the effect of impairing the ability of Stockholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby or in the Company Stockholder Written Consent (as defined in Section 1(d)).

(b) Following the Effective Time, Stockholder shall not, directly or indirectly transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber any Lock-Up Shares (as defined in Section 1(d)) or enter into any Hedging Transaction (as defined in Section 1(d)) relating to the Lock-Up Shares (each of the foregoing referred to as a “Disposition”) until the date that is six (6) months after the Effective Time.

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(c) Notwithstanding the restrictions set forth in clauses (a) and (b) of this Section 1:

(i) if Stockholder is an individual, Stockholder may transfer Shares, New Shares or Lock-Up Shares to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family for estate planning purposes; and, if Stockholder is a private equity or venture capital fund, Stockholder may distribute Shares, New Shares or Lock-Up Shares to its partners, members and equity holders or transfer Shares, New Shares or Lock-Up Shares to any affiliate of the Stockholder or any investment fund or other entity controlled or managed by Stockholder in a transaction not involving a disposition for value; provided, that, in any such case it shall be a condition to the transfer or distribution that the transferee or distributee execute an agreement stating that the transferee or distributee is receiving and holding the Shares, New Shares or Lock-Up Shares subject to the provisions of this Agreement;

(ii) in the event the U.S. Internal Revenue Service or other applicable tax authority challenges the treatment of the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, Stockholder shall be released from the transfer restrictions imposed on the Lock-Up Shares pursuant to this Agreement to the extent reasonably necessary to cover the resulting, or anticipated as the resulting, tax liability to Stockholder by virtue of the Merger and the merger consideration received by Stockholder pursuant to the Merger Agreement not qualifying for such tax-free treatment;

(iii) nothing contained herein will be deemed to restrict the ability of Stockholder to exercise any Company Options or Company Warrants held by Stockholder; and

(d) The following terms shall have the following meanings for purposes of this Agreement:

(i) “Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, from a Third Party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (a) 15% or more of any class of the equity securities of such Party or (b) 15% or more of the assets of such Party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of (y) 15% or more of any class of equity securities of the Party or (z) 15% or more of the assets of the Party; provided, however, that none of the following shall be an “Acquisition Proposal” within the meaning of this Agreement: (i) any offer or proposal from a Third Party to purchase, license or otherwise acquire, directly or indirectly, any interest in or right to, the Collateral (as defined in the BCC Nonrecourse Loan Agreement); (ii) any transaction expressly and specifically contemplated by the BCC Nonrecourse Loan Agreement; and (iii) any Post-Signing Financing transaction; provided further that, for purposes of Sections 9.3(b) and (c), all such references to “15%” shall be deemed to be “50%”.

(ii) “BCC Nonrecourse Loan Agreement” means the Loan and Security Agreement between the Acquiror and Bay City Capital Fund IV, L.P., to be entered into in connection with the Closing.

(iii) “Business Day” means any day other than a day on which banks in the State of Washington are authorized or obligated to be closed.

(iv) “Closing” means the consummation of the Merger.

(v) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(vi) “Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.

(vii) “Company Options” means options to purchase shares of Company Common Stock issued by the Company.

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(viii) “Company Preferred Stock” means collectively the Series A Preferred Stock, $0.001 par value per share; Series B-1 Preferred Stock, $0.001 par value per share; and Series B-2 Preferred Stock, $0.001 par value per share, of the Company.

(ix) “Company Stockholder Written Consent” means the approval by written consent from the Company’s stockholders for purposes of adopting the Merger Agreement and approving the Merger and all of the other transactions contemplated in the Merger Agreement.

(x) “Company Warrants” means warrants to purchase shares of Company Common Stock or Company Preferred Stock issued by the Company.

(xi) “Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound or affected under applicable law.

(xii) “Effective Time” means the time as of which the Merger becomes effective.

(xiii) “Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

(xiv) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(xv) “Expiration Time” means the earliest of (i) the Effective Time, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) such date and time designated by mutual agreement of the Acquiror and the Company and delivered in a written notice to Stockholder.

(xvi) “Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

(xvii) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

(xviii) “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Lock-Up Shares.

(xix) “Lock-Up Shares” means the shares of Acquiror Common Stock to be issued to Stockholder in the Merger, together with any additional shares of Acquiror Common Stock that may be issued from time to time with respect to such shares, including without limitation, in connection with any stock split, stock dividend, recapitalization or reorganization.

(xx) “New Shares” means any shares of Company Capital Stock or other securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the date of this

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Agreement and prior to the Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of Company Options or Company Warrants to purchase Shares.

(xxi) “Note and Warrant Purchase Agreement” means the Amended and Restated Convertible Promissory Note and Warrant Purchase Agreement dated as of May 23, 2011 between the Company and the Purchasers listed on Schedule I thereto.

(xxii) “Party” or “Parties” means the Company, the Merger Sub and the Acquiror.

(xxiii) “Person” means any individual, Entity or Governmental Body.

(xxiv) “Post-Signing Financing” means any and all sales by the Company of Company Capital Stock, warrants to purchase Company Common Stock, or securities that by their terms or by the terms of this Agreement will convert into Company Capital Stock upon, or prior to, the Effective Time, in a single capital raising transaction or in a series of related capital raising transactions, in each case occurring after the date of this Agreement and before the Closing and in each case having a conversion price and warrant exercise price that is no less than, and warrant coverage no greater than, the securities issued pursuant to the Note and Warrant Purchase Agreement; provided that the sales of convertible promissory notes and warrants to purchase Company Common Stock by the Company in one or more closings beginning on May 24, 2011 pursuant to the Note and Warrant Purchase Agreement shall be a Post-Signing Financing.

(xxv) “Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Acquiror, the Merger Sub, the Company or any affiliates thereof.

2. Agreement to Vote Shares.

(a) Prior to the Expiration Time, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3), the Shares and any New Shares in favor of adoption and approval of the Merger and the Merger Agreement, and against any Acquisition Proposal.

(b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from (i) acting in Stockholder’s capacity as a director of the Company, or (ii) voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2(a) hereof, such as, by way of example, a request to stockholders of the Company for approval pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, of compensation payable to certain officers or employees of the Company in connection with the Merger, it being understood that this Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of the Company.

3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to the Acquiror a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of stockholders of the Company or action or approval by written resolution or consent of stockholders of the Company with respect to the matters contemplated by Section 2 covering the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Stockholder, (i) Stockholder hereby revokes any and all prior proxies (other than the Proxy) given by Stockholder with respect to the subject matter contemplated by the Proxy and the Acquiror hereby consents to the revocation of any and all such prior proxies given by Stockholder to the Acquiror with respect to such subject matter, and (ii) Stockholder shall not grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares and New Shares in any manner inconsistent with the terms of the Proxy, until after the Expiration Time.

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4. Election to Convert Convertible Promissory Notes. Pursuant to Section 1(c) of the outstanding convertible promissory note(s) issued to and held by Stockholder under that certain Amended and Restated Convertible Promissory Note and Warrant Purchase Agreement dated as of May 23, 2011 (the “Notes”), Stockholder hereby elects to convert into Existing Preferred Stock (as defined in the Notes) all of the outstanding principal amounts and any interest accrued thereon of the Notes in accordance with the terms of the Notes, contingent on the occurrence of, and effective as of immediately prior to, the Effective Time.

5. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to the Acquiror as follows:

(a) Stockholder is the beneficial or record owner of, or exercises voting power over, that number of shares of Company Capital Stock set forth on the signature page hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”). The Shares constitute Stockholder’s entire interest in the outstanding shares of Company Capital Stock and Stockholder is not the beneficial or record holder of, and does not exercise voting power over, any other outstanding shares of capital stock of the Company. No person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, if Stockholder is a partnership or a limited liability company, the rights and interest of persons and entities that own partnership interests or units in Stockholder under the partnership agreement or operating agreement governing Stockholder and applicable partnership or limited liability company law, or if Stockholder is a married individual and resides in a state with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). At the Expiration Time, the Shares will be free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Stockholder’s voting rights, charges and other encumbrances of any nature that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement or of the parties to this Agreement. Stockholder’s principal residence or place of business is set forth on the signature page hereto.

(b) Stockholder is the legal and beneficial owner of the number of options, restricted stock units, warrants and other rights to acquire, directly or indirectly, shares of Company Common Stock and Company Preferred Stock set forth on the signature page hereto (collectively, the “Company Options and Other Rights”). The Company Options and Other Rights are and will be at all times up until the Expiration Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Stockholder’s voting rights, charges and other encumbrances of any nature that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of the Company under the Merger Agreement or of the parties to this Agreement.

(c) If Stockholder is a corporation, limited partnership or limited liability company, Stockholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or constituted.

(d) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder (or its board of directors or similar governing body, as applicable), and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Acquiror, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

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(e) The execution and delivery of this Agreement does not, and the performance by Stockholder of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Stockholder (if applicable), or any agreement, commitment, law, rule, regulation, judgment, order or decree to which Stockholder is a party or by which Stockholder is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or delay consummation of the Merger and the transactions contemplated by the Merger Agreement and this Agreement or otherwise prevent or delay Stockholder from performing his, her or its obligations under this Agreement.

(f) Stockholder acknowledges that it has received a copy of the Merger Agreement. Until the Expiration Time, Stockholder (in his, her or its capacity as such) shall not take directly or indirectly any action to approve or otherwise support any action by a Party that is prohibited by Section 4.5 of the Merger Agreement. In the event Stockholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, Stockholder shall promptly inform the Acquiror as to any such matter and the details thereof to the extent possible without breaching any other agreement to which Stockholder is a party or violating its fiduciary duties.

(g) Stockholder hereby agrees that, should it execute the Company Stockholder Written Consent, Stockholder shall not revoke or rescind the Company Stockholder Written Consent or any resolution contained therein and further agrees not to adopt any resolutions rescinding or revoking the Company Stockholder Written Consent or any resolution contained therein or otherwise precluding the approval of the Merger and adoption of the Merger Agreement, at any time prior to the Expiration Time. Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, that challenges the validity of or seeks to enjoin the operation of any provision of the Company Stockholder Written Consent or this Agreement or the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions provided for in the Merger Agreement.

6. Termination of Existing Agreements. If and to the extent Stockholder is a party to any of the agreements specified in Exhibit B attached hereto, Stockholder hereby agrees to the termination of such agreements, such termination to be effective immediately prior to the Effective Time.

7. Dissenters’ Rights; Appraisal Rights. Stockholder agrees not to exercise any appraisal rights under Delaware law that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

8. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt, provided that the sender has received confirmation of receipt prior to 5:00 p.m. Pacific Time and, if sender has received confirmation of receipt after 5:00 p.m. Pacific Time, then notice shall be deemed given on the next Business Day), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Acquiror, to:

Poniard Pharmaceuticals, Inc.

750 Battery Street

Suite 330

San Francisco, California 94111

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Attention: Ronald A. Martell

Facsimile No.: (650) 583-3789

Telephone No.: (650) 583-3774

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101

Attention: James Lisbakken, Esq.

Telephone No.: (206) 359-8000

Facsimile: (206) 359-9000

(ii)	if to Stockholder, to the address set forth for Stockholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation of this Agreement or the Proxy, Acquiror shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity and Stockholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Nonassignability; Parties in Interest; Death or Incapacity. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Acquiror, and any such assignment or delegation that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including, without limitation, any person to whom any Shares or New Shares are sold, transferred or assigned). All authority conferred herein shall survive the death or incapacity of Stockholder and in the event of Stockholder’s death or incapacity, any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

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(f) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the parties arising out of or relating to this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the County of King, State of Washington; (b) if any such action or suit is commenced in a state court, then, subject to applicable legal requirements, no party shall object to the removal of such action or suit to any federal court located in the Western District of Washington.

(i) Termination. This Agreement shall terminate and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Stockholder, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(j) Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(k) Rules of Construction. The parties hereto agree that they have been (or have had the opportunity to be) represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(l) Additional Documents, Etc. Stockholder shall execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Company, to carry out the purpose and intent of this Agreement. Without limiting the generality or effect of the foregoing or any other obligation of Stockholder hereunder, Stockholder hereby authorizes Company to deliver a copy of this Agreement to the Acquiror and hereby agrees that each of the Company and Acquiror may rely upon such delivery as conclusively evidencing the termination by Stockholder referred to in Section 6 for purposes of the agreements set forth in Exhibit B, if and to the extent Stockholder is a party to any of such agreements.

(m) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Stockholder Agreement to be executed as of the date first above written.

PONIARD PHARMACEUTICALS, INC.:	STOCKHOLDER:

By:
(Print Name of Stockholder)

Name:
(Signature)

Title:
(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Address)

(Print Telephone Number)

Shares and Company Options and Other Rights beneficially owned by Stockholder on the date hereof:

                     shares of Company Common Stock

                     shares of Company Series A Preferred Stock

                     shares of Company Series B-1 Preferred Stock

                     shares of Company Series B-2 Preferred Stock

                     shares of Company Common Stock subject to Company Options

                     shares of Company Common Stock subject to Company Warrants shares of Company Series A Preferred Stock subject to Company Warrants shares of Company Series B-2 Preferred Stock subject to Company Warrants

$                   in outstanding principal amount of Company Notes

[SIGNATURE PAGE TO STOCKHOLDER AGREEMENT]

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STOCKHOLDER AGREEMENT

OF

ALLOZYNE, INC.

SPOUSAL CONSENT

I                         , spouse of                         , have read and approve the foregoing Stockholder Agreement (the “Agreement”). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney in fact with respect to the exercise of any rights and obligations under the Agreement, and agree to be bound by the provisions of the Agreement insofar as I may have any rights or obligations in the Agreement under the community property laws of the State of Washington or similar laws relating to marital or community property in effect in the state of our residence as of the date of the Agreement.

Date:

Signature of Spouse:

Printed Name of Spouse:

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EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

ALLOZYNE, INC.

The undersigned stockholder (“Stockholder”) of Allozyne, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints Meenu Chhabra, the Chief Executive Officer of Allozyne, Inc., a Delaware corporation (the “Proxyholder”), or any other designee by mutual agreement of the Company and Poniard Pharmaceuticals, Inc., a Washington corporation (the “Acquiror”), as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), at any and every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting, in favor of adoption and approval of the Merger and the Merger Agreement (each as defined below), and against any Acquisition Proposal (as defined in the Merger Agreement). Notwithstanding the foregoing, nothing in this Irrevocable Proxy shall apply to any matters contemplated by Section 2(b) of the Stockholder Agreement.

Upon Stockholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given by Stockholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Stockholder agrees not to grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person (as defined in the Merger Agreement) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Stockholder Agreement dated as of even date herewith by and between the Acquiror and Stockholder (the “Stockholder Agreement”), and is granted in consideration of the Acquiror entering into that certain Agreement and Plan of Merger, dated as of June 22, 2011 (the “Merger Agreement”), by and among the Acquiror, FV Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Acquiror (the “Merger Sub”) and the Company, pursuant to which the Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly-owned subsidiary of the Acquiror. As used herein, the term “Expiration Time” shall mean the earlier of (i) the Effective Time, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) such date and time designated by mutual agreement of the Acquiror and the Company and delivered in a written notice to Stockholder.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Stockholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

[Signature Page Follows]

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This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Proxyholder, the Acquiror and the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated:

(Print Name of Stockholder)

(Signature of Stockholder)

(Print name and title if signing on behalf of an entity)

Shares beneficially owned on the date hereof:

shares of Company Common Stock

shares of Company Series A Preferred Stock

shares of Company Series B-1 Preferred Stock

shares of Company Series B-2 Preferred Stock

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EXHIBIT B

AGREEMENTS TO BE TERMINATED

Amended and Restated Investor Rights Agreement, dated as of October 22, 2007, between the Company and certain Investors and Key Holders identified therein.

Amended and Restated Stockholders Agreement, dated as of October 22, 2007, between the Company and certain Stockholders identified therein.

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ANNEX D

FORM OF ACQUIROR SHAREHOLDER AGREEMENT AND IRREVOCABLE PROXY

This SHAREHOLDER AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is entered into as of June 22, 2011, by and between Allozyne, Inc., a Delaware corporation (the “Company”), and the undersigned shareholder (“Shareholder”) of Poniard Pharmaceuticals, Inc., a Washington corporation (the “Acquiror”).

RECITALS

A. WHEREAS, the execution and delivery of this Agreement by Shareholder is a material inducement to the willingness of Company to enter into that certain Agreement and Plan of Merger, dated as of June 22, 2011 (the “Merger Agreement”), by and among Acquiror, FV Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquiror (the “Merger Sub”), and the Company, pursuant to which the Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly owned subsidiary of the Acquiror.

B. WHEREAS, Shareholder understands and acknowledges that the Company, the Merger Sub and the Acquiror are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Restrictions on Shares.

(a) Prior to the Expiration Time (as defined in Section 1(d)), Shareholder shall not, directly or indirectly:

(i) transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber, the Shares (as defined in Section 4) or any New Shares (as defined in Section 1(d)), or make any offer or enter into any agreement or binding arrangement or commitment providing for any of the foregoing, at any time prior to the Expiration Time;

(ii) except pursuant to the terms of this Agreement, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of the Shares or make any public announcement that is in any manner inconsistent with Section 2; or

(iii) in its capacity as a Shareholder of the Acquiror, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect or be reasonably expected to have the effect of impairing the ability of Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby or in the Acquiror Shareholder Approval (as defined in Section 1(d)).

(b) Following the Effective Time, Shareholder shall not, directly or indirectly transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of or encumber any Shares (as defined in Section 4) or New Shares (as defined in Section 1(d)) or enter into any Hedging Transaction (as defined in Section 1(d)) relating to the Shares or New Shares (each of the foregoing referred to as a “Disposition”) until the date that is six (6) months after the Effective Time.

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(c) Notwithstanding the restrictions set forth in clauses (a) and (b) of this Section 1:

(i) if Shareholder is an individual, Shareholder may transfer Shares or New Shares to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family for estate planning purposes; and, if Shareholder is a private equity or venture capital fund, Shareholder may distribute Shares or New Shares to its partners, members and equity holders or transfer Shares or New Shares to any affiliate of the Shareholder or any investment fund or other entity controlled or managed by Shareholder in a transaction not involving a disposition for value; provided, that, in any such case it shall be a condition to the transfer or distribution that the transferee or distributee execute an agreement stating that the transferee or distributee is receiving and holding the Shares or New Shares subject to the provisions of this Agreement;

(ii) in the event the U.S. Internal Revenue Service or other applicable tax authority challenges the treatment of the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, Shareholder shall be released from the transfer restrictions imposed on the Shares and New Shares pursuant to this Agreement to the extent reasonably necessary to cover the resulting, or anticipated as the resulting, tax liability to Shareholder by virtue of the Merger and the merger consideration received by Shareholder pursuant to the Merger Agreement not qualifying for such tax-free treatment;

(iii) Shareholder may sell Shares or New Shares solely to satisfy applicable tax withholding obligations in connection with exercise of Acquiror Options or settlement of Acquiror RSUs in Shares or New Shares; and

(iv) nothing contained herein will be deemed to restrict the ability of Shareholder to exercise any Acquiror Options or Acquiror Warrants or settle any Acquiror RSUs held by Shareholder.

(d) The following terms shall have the following meanings for purposes of this Agreement:

(i) “Acquiror Common Stock” means the Common Stock, $0.02 par value per share, of the Acquiror.

(ii) “Acquiror Options” means options to purchase shares of Acquiror Common Stock issued by the Acquiror under the Amended and Restated 2004 Incentive Compensation Plan or the Acquiror’s Restated 1994 Stock Option Plan, which was terminated on February 17, 2004.

(iii) “Acquiror RSUs” means restricted stock units issued by the Acquiror to be settled in shares of Acquiror Common Stock upon vesting.

(iv) “Acquiror Shareholder Approval” means the affirmative vote of the holders of a majority of the total votes cast by holders of shares of Acquiror Common Stock at a meeting at which a quorum is present to approve the issuance of Acquiror Common Stock in the Merger.

(v) “Acquiror Warrants” means warrants to purchase shares of Acquiror Common Stock issued by the Acquiror.

(vi) “Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, from a Third Party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (a) 15% or more of any class of the equity securities of such Party or (b) 15% or more of the assets of such Party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of (y) 15% or more of any class of equity securities of the Party or (z) 15% or more of the assets of the Party; provided, however, that none of the following shall be an “Acquisition Proposal” within the meaning of this Agreement: (i) any offer or proposal from a Third Party to purchase, license or otherwise acquire, directly or indirectly, any interest in or right to, the Collateral (as defined in the BCC Nonrecourse Loan Agreement); (ii) any transaction expressly and specifically contemplated by the BCC

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Nonrecourse Loan Agreement; and (iii) any Post-Signing Financing transaction; provided further that, for purposes of Sections 9.3(b) and (c), all such references to “15%” shall be deemed to be “50%”.

(vii) “BCC Nonrecourse Loan Agreement” means the Loan and Security Agreement between the Acquiror and Bay City Capital Fund IV, L.P., to be entered into in connection with the Closing.

(viii) “Business Day” means any day other than a day on which banks in the State of Washington are authorized or obligated to be closed.

(ix) “Closing” means the consummation of the Merger.

(x) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(xi) “Company Common Stock” means the Common Stock, $0.001 par value per share, of the Company.

(xii) “Company Preferred Stock” means collectively the Series A Preferred Stock, $0.001 par value per share; Series B-1 Preferred Stock, $0.001 par value per share; and Series B-2 Preferred Stock, $0.001 par value per share, of the Company.

(xiii) “Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound or affected under applicable law.

(xiv) “Effective Time” means the time as of which the Merger becomes effective.

(xv) “Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

(xvi) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(xvii) “Expiration Time” means the earliest of (i) the Effective Time, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) such date and time designated by mutual agreement of the Acquiror and the Company and delivered in a written notice to Shareholder.

(xviii) “Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

(xix) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

(xx) “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Shares or New Shares.

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(xxi) “New Shares” means any shares of Acquiror Common Stock or other securities of the Acquiror that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the date of this Agreement and prior to the Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of Acquiror Options, Acquiror RSUs or Acquiror Warrants to purchase Shares.

(xxii) “Note and Warrant Purchase Agreement” means the Amended and Restated Convertible Promissory Note and Warrant Purchase Agreement dated as of May 23, 2011 between the Company and the Purchasers listed on Schedule I thereto.

(xxiii) “Party” or “Parties” means the Company, the Merger Sub and the Acquiror.

(xxiv) “Person” means any individual, Entity or Governmental Body.

(xxv) “Post-Signing Financing” means any and all sales by the Company of Company Capital Stock, warrants to purchase Company Common Stock, or securities that by their terms or by the terms of this Agreement will convert into Company Capital Stock upon, or prior to, the Effective Time, in a single capital raising transaction or in a series of related capital raising transactions, in each case occurring after the date of this Agreement and before the Closing and in each case having a conversion price and warrant exercise price that is no less than, and warrant coverage no greater than, the securities issued pursuant to the Note and Warrant Purchase Agreement; provided that the sales of convertible promissory notes and warrants to purchase Company Common Stock by the Company in one or more closings beginning on May 24, 2011 pursuant to the Note and Warrant Purchase Agreement shall be a Post-Signing Financing.

(xxvi) “Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Acquiror, the Merger Sub, the Company or any affiliates thereof.

2. Agreement to Vote Shares.

(a) Prior to the Expiration Time, at every meeting of the shareholders of the Acquiror called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of the Acquiror with respect to any of the following matters, Shareholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3), the Shares and any New Shares in favor of adoption and approval of the Merger and the Merger Agreement, and against any Acquisition Proposal.

(b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Shareholder from (i) acting in Shareholder’s capacity as a director of the Acquiror, or (ii) voting in Shareholder’s sole discretion on any matter other than matters referred to in Section 2(a) hereof, it being understood that this Agreement shall apply to Shareholder solely in Shareholder’s capacity as a shareholder of the Acquiror.

3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Acquiror or action or approval by written resolution or consent of shareholders of the Acquiror with respect to the matters contemplated by Section 2 covering the total number of Shares and New Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Shareholder, (i) Shareholder hereby revokes any and all prior proxies (other than the Proxy) given by Shareholder with respect to the subject matter contemplated by the Proxy and the Company hereby consents to the revocation of any and all such prior proxies given by Shareholder to the Company with respect to such subject matter, and (ii) Shareholder shall not grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares and New Shares in any manner inconsistent with the terms of the Proxy, until after the Expiration Time.

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4. Representations, Warranties and Covenants of Shareholder. Shareholder hereby represents, warrants and covenants to the Company as follows:

(a) Shareholder is the beneficial or record owner of, or exercises voting power over, that number of shares of Acquiror Common Stock set forth on the signature page hereto (all such shares owned beneficially or of record by Shareholder, or over which Shareholder exercises voting power, on the date hereof, collectively, the “Shares”). The Shares constitute Shareholder’s entire interest in the outstanding shares of Acquiror Common Stock and Shareholder is not the beneficial or record holder of, and does not exercise voting power over, any other outstanding shares of capital stock of the Acquiror. No person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, if Shareholder is a partnership or a limited liability company, the rights and interest of persons and entities that own partnership interests or units in Shareholder under the partnership agreement or operating agreement governing Shareholder and applicable partnership or limited liability company law, or if Shareholder is a married individual and resides in a state with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). At the Expiration Time, the Shares will be free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Shareholder’s voting rights, charges and other encumbrances of any nature that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of Shareholder under this Agreement or of the parties to this Agreement. Shareholder’s principal residence or place of business is set forth on the signature page hereto.

(b) Shareholder is the legal and beneficial owner of the number of options, restricted stock units, warrants and other rights to acquire, directly or indirectly, shares of Acquiror Common Stock set forth on the signature page hereto (collectively, the “Acquiror Options and Other Rights”). The Acquiror Options and Other Rights are and will be at all times up until the Expiration Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Shareholder’s voting rights, charges and other encumbrances of any nature that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of the Acquiror under the Merger Agreement or of the parties to this Agreement.

(c) If Shareholder is a corporation, limited partnership or limited liability company, Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or constituted.

(d) Shareholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Shareholder (or its board of directors or similar governing body, as applicable), and no other actions or proceedings on the part of Shareholder are necessary to authorize the execution and delivery by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(e) The execution and delivery of this Agreement does not, and the performance by Shareholder of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Shareholder (if applicable), or any agreement, commitment, law, rule, regulation, judgment, order or decree to which Shareholder is a party or by which Shareholder is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or delay consummation of the Merger and the

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transactions contemplated by the Merger Agreement and this Agreement or otherwise prevent or delay Shareholder from performing his, her or its obligations under this Agreement.

(f) Shareholder acknowledges that it has received a copy of the Merger Agreement. Until the Expiration Time, Shareholder (in his, her or its capacity as such) shall not take directly or indirectly any action to approve or otherwise support any action by a Party that is prohibited by Section 4.5 of the Merger Agreement. In the event Shareholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, Shareholder shall promptly inform the Company as to any such matter and the details thereof to the extent possible without breaching any other agreement to which Shareholder is a party or violating its fiduciary duties.

(g) Shareholder hereby agrees that, should it vote “for” the Acquiror Shareholder Approval, Shareholder shall not revoke or rescind the vote “for” the Acquiror Shareholder Approval or any resolution contained therein and further agrees not to adopt any resolutions rescinding or revoking the Acquiror Shareholder Approval or any resolution contained therein or otherwise precluding the approval of the Merger and adoption of the Merger Agreement, at any time prior to the Expiration Time. Shareholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, that challenges the validity of or seeks to enjoin the operation of any provision of the Acquiror Shareholder Approval or this Agreement or the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions provided for in the Merger Agreement.

5. Termination of Existing Agreements.

If and to the extent Shareholder is a party to any of the agreements specified in Exhibit B attached hereto, Shareholder hereby agrees to the termination of such agreements, such termination to be effective immediately prior to the Effective Time.

6. Dissenters’ Rights; Appraisal Rights. Shareholder agrees not to exercise any dissenters’ rights under Washington law that Shareholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

7. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt, provided that the sender has received confirmation of receipt prior to 5:00 p.m. Pacific Time and, if sender has received confirmation of receipt after 5:00 p.m. Pacific Time, then notice shall be deemed given on the next Business Day), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Company, to:

Allozyne, Inc. 1600

Fairview Avenue East

Suite 300

Seattle, Washington 98102

Attention: Meenu Chhabra, Chief Executive Officer

Facsimile No.: (206) 518-5799

Telephone No.: (206) 518.5700

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with a copy (which shall not constitute notice) to:

Fenwick & West LLP

1191 Second Avenue

10th Floor

Seattle, Washington 98101

Attention: Stephen M. Graham, Esq.

Telephone No.: (206) 389-4510

Facsimile: (206) 389-4511

(ii)	if to Shareholder, to the address set forth for Shareholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Company upon any such violation of this Agreement or the Proxy, Company shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Company at law or in equity and Shareholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Nonassignability; Parties in Interest; Death or Incapacity. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Shareholder without the prior written consent of Company, and any such assignment or delegation that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including, without limitation, any person to whom any Shares or New Shares are sold, transferred or assigned). All authority conferred herein shall survive the death or incapacity of Shareholder and in the event of Shareholder’s death or incapacity, any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

(f) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or

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circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the parties arising out of or relating to this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the County of King, State of Washington; (b) if any such action or suit is commenced in a state court, then, subject to applicable legal requirements, no party shall object to the removal of such action or suit to any federal court located in the Western District of Washington.

(i) Termination. This Agreement shall terminate and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Shareholder, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(j) Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(k) Rules of Construction. The parties hereto agree that they have been (or have had the opportunity to be) represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(l) Additional Documents, Etc. Shareholder shall execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Company, to carry out the purpose and intent of this Agreement. Without limiting the generality or effect of the foregoing or any other obligation of Shareholder hereunder, Shareholder hereby authorizes Company to deliver a copy of this Agreement to the Acquiror and hereby agrees that each of the Company and Acquiror may rely upon such delivery as conclusively evidencing the termination by Shareholder referred to in Section 5 for purposes of the agreements set forth in Exhibit B, if and to the extent Shareholder is a party to any of such agreements.

(m) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Shareholder Agreement to be executed as of the date first above written.

ALLOZYNE, INC.	SHAREHOLDER:

By:
(Print Name of Shareholder)

Name:
(Signature)

Title:
(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Address)

(Print Telephone Number)

Shares and Acquiror Options and Other Rights beneficially owned by Shareholder on the date hereof:

                                  shares of Acquiror Common Stock

                                  shares of Acquiror Common Stock subject to Acquiror Options shares of Acquiror Common Stock subject to Acquiror Warrants shares of Acquiror Common Stock subject to Acquiror RSUs

[SIGNATURE PAGE TO SHAREHOLDER AGREEMENT]

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SHAREHOLDER AGREEMENT

OF

PONIARD PHARMACEUTICALS, INC.

SPOUSAL CONSENT

I                         , spouse of                             , have read and approve the foregoing Shareholder Agreement (the “Agreement”). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney in fact with respect to the exercise of any rights and obligations under the Agreement, and agree to be bound by the provisions of the Agreement insofar as I may have any rights or obligations in the Agreement under the community property laws of the State of Washington or similar laws relating to marital or community property in effect in the state of our residence as of the date of the Agreement.

Date:

Signature of Spouse:

Printed Name of Spouse:

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EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

PONIARD PHARMACEUTICALS, INC.

The undersigned Shareholder (“Shareholder”) of Poniard Pharmaceuticals, Inc., a Washington corporation (the “Acquiror”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints Ronald A. Martell, the Chief Executive Officer of Poniard Pharmaceuticals, Inc, a Washington corporation (the “Proxyholder”), or any other designee by mutual agreement of the Acquiror and Allozyne, Inc., a Delaware corporation (the “Company”), as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote all of the shares of capital stock of the Acquiror that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Acquiror issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), at any and every annual, special or adjourned meeting of the shareholders of the Acquiror and in every written consent in lieu of such meeting, in favor of adoption and approval of the Merger and the Merger Agreement (each as defined below), and against any Acquisition Proposal (as defined in the Merger Agreement). Notwithstanding the foregoing, nothing in this Irrevocable Proxy shall apply to any matters contemplated by Section 2(b) of the Shareholder Agreement.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given by Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person (as defined in the Merger Agreement) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Shareholder Agreement dated as of even date herewith by and between the Company and Shareholder (the “Shareholder Agreement”), and is granted in consideration of the Company entering into that certain Agreement and Plan of Merger, dated as of June 22, 2011 (the “Merger Agreement”), by and among the Acquiror, FV Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Acquiror (the “Merger Sub”) and the Company, pursuant to which the Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly-owned subsidiary of the Acquiror. As used herein, the term “Expiration Time” shall mean the earlier of (i) the Effective Time, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) such date and time designated by mutual agreement of the Acquiror and the Company and delivered in a written notice to Shareholder.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[Signature Page Follows]

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This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Proxyholder, the Acquiror and the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated:

(Print Name of Shareholder)

(Signature of Shareholder)

(Print name and title if signing on behalf of an entity)

Shares beneficially owned on the date hereof:

shares of Acquiror Common Stock

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EXHIBIT B

AGREEMENTS TO BE TERMINATED

Amended and Restated Investor Rights Agreement, dated as of October 22, 2007, between the Company and certain Investors and Key Holders identified therein.

Amended and Restated Stockholders Agreement, dated as of October 22, 2007, between the Company and certain Stockholders identified therein.

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ANNEX E

OPINION OF LEERINK SWANN LLC

The Board of Directors

Poniard Pharmaceuticals, Inc.

750 Battery Street #330

San Francisco, CA 94111-1525
Members of the Board of Directors:

We understand that Poniard Pharmaceuticals, Inc., a Washington corporation (the “Acquiror”), FV Acquisition Corp., a Delaware corporation (“Sub”) and Allozyne Inc., a Delaware corporation (the “Company”), are proposing to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”), pursuant to which, among other things, subject to the terms and conditions of the Agreement, at the Effective Time, (i) Sub shall be merged with and into the Company with the Company continuing as the Surviving Corporation (the “Merger”), and (ii) subject to Section 1.5(c) of the Agreement, each share of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time (collectively the “Shares”), excluding any Shares held in treasury or owned by the Company and excluding Dissenting Shares, shall be converted into the right to receive a number of shares of Acquiror Common Stock in accordance with the Exchange Ratio (the “Merger Consideration”). The Merger and the other transactions contemplated by the Agreement are referred to herein as the “Transaction.” The terms and conditions of the proposed Transaction are set out more fully in the Agreement. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to such terms in the Agreement.

You have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view, to the Acquiror of the Merger Consideration to be paid by the Acquiror pursuant to the Agreement. This letter and our Opinion have been authorized by our Fairness Opinion Review Committee.

We have been engaged by the Acquiror to act as financial advisor to the Acquiror in connection with the proposed Transaction and we will receive a fee from the Acquiror for providing such services, the principal portion of which is contingent upon consummation of the Transaction. In addition, the Acquiror has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We will not, however, receive an additional fee for rendering our Opinion. We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to the Acquiror, the Company, or their respective affiliates and would expect to receive customary fees for the rendering of such services. We have not provided any services to, or received fees from, the Company during the past two years. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Acquiror or its affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Swann has adopted policies and procedures to establish and maintain the independence of Leerink Swann’s research departments and personnel. As a result, Leerink Swann’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Acquiror and the proposed Transaction and other participants in the Transaction that differ from the views of Leerink Swann’s investment banking personnel.

In connection with our Opinion, we have reviewed and considered such financial and other information as we have deemed relevant, including, among other things:

(i)	certain financial terms of a draft of the Agreement, dated June 21, 2011;

(ii)	certain financial and other business information of the Acquiror furnished to us and prepared by management of the Acquiror and certain financial and other business information of the Company furnished to us and prepared by the management of the Company;

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The Board of Directors

Poniard Pharmaceuticals, Inc.

June 22, 2011

(iii)	certain periodic reports and other publicly available information regarding the Acquiror;

(iv)	comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Acquiror;

(v)	comparisons of the financial terms of the proposed Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vi)	certain pro forma financial effects of the Transaction; and

(vii)	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this letter and our Opinion.

In addition, we held discussions with members of senior management and representatives of the Acquiror concerning the matters described in clause (ii) above, as well as the businesses and prospects of the Acquiror and the Company.

In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us, or publicly available. We have not undertaken any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts for the Acquiror and the Company that were provided to us and that we have reviewed, we have been advised, and we have assumed, with your consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of each of the Acquiror and the Company as to the future financial condition and performance of the Acquiror and the Company, respectively. We express no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Acquiror or the Company, nor have we been furnished with such materials. We have made no independent investigation of any legal, regulatory, accounting or tax matters relating to the Acquiror or the Company, and have assumed the correctness of all legal, regulatory, accounting and tax advice given to the Acquiror and the Company.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the consideration to be received in the Transaction was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis and that all conditions to the consummation of the proposed Transaction will be satisfied without waiver thereof or material alteration to the terms of the proposed Transaction. We have also assumed, with your consent, that the final form of the Agreement will be substantially the same as the last draft reviewed by us. In addition, we have assumed, with your consent, that the historical financial statements of the Acquiror and the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed, with your consent, that as of the date hereof, there has been no material adverse change in the Acquiror’s or the Company’s assets, financial condition, results of operations, business or prospects since the date of the last unaudited financial statements made available to us which change has not been disclosed to us prior to the date hereof.

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The Board of Directors

Poniard Pharmaceuticals, Inc.

June 22, 2011

We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the proposed Transaction, or (ii) any tax or other consequences that might result from the proposed Transaction. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the consideration to be paid by the Acquiror in the Transaction or with respect to the fairness of any such compensation.

Our Opinion relates solely to the fairness, from a financial point of view, to the Acquiror of the Merger Consideration to be paid by the Acquiror pursuant to the Agreement, and our Opinion does not address the Acquiror’s underlying business decision to proceed with or effect the Transaction or any other term, aspect or implication of the proposed Transaction or any other agreement or arrangement entered into in connection with the proposed Transaction. We have not been requested to opine as to, and this letter and our Opinion do not in any manner address, the fairness of the Transaction or the consideration to holders of the Shares. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Acquiror or the Company or the ability of the Acquiror or the Company to pay its obligations when they come due. In addition, this letter and our Opinion do not address any legal, regulatory, accounting or tax matters, as to which we understand that the Acquiror has obtained such advice as it has deemed necessary from qualified professionals.

Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

It is understood that this letter and our Opinion are intended for the benefit and use of the Board of Directors of the Acquiror in its consideration of the proposed Transaction. This letter and our Opinion do not constitute a recommendation of the Transaction to the Board of Directors of the Acquiror nor do they constitute a recommendation to any holder of Shares as to whether or not such holder should vote with respect to the Merger or take any other actions in connection with the Merger or otherwise.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Acquiror pursuant to the Agreement is fair, from a financial point of view, to the Acquiror.

Very truly yours,

/s/ Leerink Swann LLC

LEERINK SWANN LLC

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ANNEX F

FORM OF ARTICLES OF AMENDMENT TO PONIARD’S AMENDED AND RESTATED AMENDMENT 1-for-40 OF ARTICLES OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT

Article V. Capital Stock, Subsection A, of the Amended and Restated Articles of Incorporation of Poniard Pharmaceuticals, Inc, as amended, is amended to add the following paragraph at the end thereof:

“At the effective time of these Articles of Amendment, every 40 outstanding shares of the corporation’s Common Stock shall be combined and reclassified into one share of Common Stock, par value $0.02 per share, of the corporation, thereby giving effect to a one-for-40 reverse stock split (the “Reverse Split”). No fractional shares of Common Stock shall be issued in the Reverse Split; instead, shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu of such fraction.”

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ANNEX G

REVISED CODE OF WASHINGTON

TITLE 23B

WASHINGTON BUSINESS CORPORATION ACT

CHAPTER 23B.13

DISSENTERS’ RIGHTS

RCW Sections

23B.13.010	Definitions.

23B.13.020	Right to dissent.

23B.13.030	Dissent by nominees and beneficial owners.

23B.13.200	Notice of dissenters’ rights.

23B.13.210	Notice of intent to demand payment.

23B.13.220	Dissenters’ rights—Notice.

23B.13.230	Duty to demand payment.

23B.13.240	Share restrictions.

23B.13.250	Payment.

23B.13.260	Failure to take action.

23B.13.270	After-acquired shares.

23B.13.280	Procedure if shareholder dissatisfied with payment or offer.

23B.13.300	Court action.

23B.13.310	Court costs and counsel fees.

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23B.13.010 Definitions. As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. [1989 c 165 § 140.]

23B.13.020 Right to dissent. (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

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(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation. [2009 c 189 § 41; 2009 c 188 § 1404; 2003 c 35 § 9; 1991 c 269 § 37; 1989 c 165 § 141.]

23B.13.030 Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [2002 c 297 § 35; 1989 c 165 § 142.]

23B.13.200 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter. [2009 c 189 § 42; 2002 c 297 § 36; 1989 c 165 § 143.]

23B.13.210 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of the shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter. [2009 c 189 § 43; 2002 c 297 § 37; 1989 c 165 § 144.]

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23B.13.220 Dissenters’ rights—Notice. (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section:

(3) Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered;

(e) Be accompanied by a copy of this chapter. [2009 c 189 § 44; 2002 c 297 § 38; 1989 c 165 § 145.]

23B.13.230 Duty to demand payment. (1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to *RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter. [2002 c 297 § 39; 1989 c 165 § 146.]

23B.13.240 Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action. [2009 c 189 § 45; 1989 c 165 § 147.]

23B.13.250 Payment. (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

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(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter. [1989 c 165 § 148.]

23B.13.260 Failure to take action. (1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure. [2009 c 189 § 46; 1989 c 165 § 149.]

23B.13.270 After-acquired shares. (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280. [2009 c 189 § 47; 1989 c 165 § 150.]

23B.13.280 Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares. [2009 c 189 § 48; 2002 c 297 § 40; 1989 c 165 § 151.]

23B.13.300 Court action. (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

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(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270. [1989 c 165 § 152.]

23B.13.310 Court costs and counsel fees. (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. [1989 c 165 § 153.]

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 23B.08.320 of WBCA, provides that the personal liability of directors and officers to a corporation imposed by Section 23B.08.310 of the WBCA may be eliminated by the articles of incorporation of the corporation, except in the case of acts or omissions involving certain types of conduct. Section 23B.08.560 of the WBCA provides that if authorized by (i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a corporation will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations on indemnification contained in Sections 23B.08.510 through 23B.08.550 of the WBCA, provided that no such indemnity shall indemnify any director (i) for acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) for conduct violating Section 23B.08.310 of the WBCA, or (iii) for any transaction from which the indemnitee will personally receive a benefit in money, property or services to which such person is not legally entitled.

In Section 12 of its amended and restated bylaws, Poniard has elected to indemnify and hold harmless directors and officers of Poniard to the extent permitted by law. Thus, a director or officer of Poniard is not personally liable to Poniard or its shareholders for monetary damages for conduct as a director or officer, except for liability (i) for acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law, (ii) for conduct finally adjudged to be in violation of Section 23B.08.310 of the WBCA, (iii) for any transaction for which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which such person was not legally entitled, or (iv) other than with respect to proceeding seeking to enforce rights to indemnification as provided in Poniard’s amended and restated bylaws, in connection with a proceeding (or part thereof) initiated by such person except where such proceeding (or part thereof) was authorized by Poniard’s board of directors.

In addition, Poniard has entered into separate indemnification agreements with its directors which may be broader than the specific indemnification provisions contained in the WBCA. These indemnification agreements may require Poniard, among other things, to indemnify its directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require Poniard to advance any expenses incurred by the directors as a result of any proceeding against them as to which they are indemnified. In addition, Poniard has purchased a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of its officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Poniard pursuant to the provisions described above, Poniard has been informed that in the opinion of the Securities and Exchange Commission, or the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

Exhibits.

The exhibit index immediately following the signature page to this proxy statement/prospectus/consent solicitation is incorporated herein by reference as the list of exhibits required as part of this registration statement.

Item 22.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on October 6, 2011.

PONIARD PHARMACEUTICALS, INC.

By:	/s/ Ronald A. Martell
Ronald A. Martell Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald A. Martell Ronald A. Martell	Director and Chief Executive Officer (Principal Executive Officer)	October 6, 2011

/s/ Michael K. Jackson Michael K. Jackson	Interim Chief Financial Officer (Principal Accounting Officer)	October 6, 2011

* Gerald McMahon, Ph.D.	Director (Chairman of the Board)	October 6, 2011

* Robert S. Basso	Director	October 6, 2011

* Fred B. Craves, Ph.D.	Director	October 6, 2011

* E. Rolland Dickson, M.D.	Director	October 6, 2011

* Carl S. Goldfischer, M.D.	Director	October 6, 2011

* Robert M. Littauer	Director	October 6, 2011

* Gary A. Lyons	Director	October 6, 2011

* Nicholas J. Simon, III	Director	October 6, 2011

* David R. Stevens, Ph.D.	Director	October 6, 2011

* By:	/s/ Michael K. Jackson	October 6, 2011
Michael K. Jackson
Attorney-in-fact

EXHIBIT INDEX

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
2.1	Agreement and Plan of Merger and Reorganization, dated as of June 22, 2011, by and among Poniard Pharmaceuticals, Inc., FV Acquisition Corp. and Allozyne, Inc.			8-K	2.1	000-16614	6/27/2011

2.2	Form of Poniard Shareholder Agreement and Irrevocable Proxy and a schedule of signatories thereto			8-K	10.1	000-16614	6/27/2011

2.3	Form of Allozyne Stockholder Agreement and Irrevocable Proxy and a schedule of signatories thereto			8-K	10.2	000-16614	6/27/2011

3.1	Amended and Restated Articles of Incorporation, as amended February 7, 2007			8-K	3.1	000-16614	2/8/2007

3.2	Restated Bylaws, as amended June 9, 2010			8-K	10.2	000-16614	6/14/2010

5.1	Opinion of Perkins Coie LLP			S-4	5.1	000-16614	9/26/2011

8.1	Opinion of Perkins Coie LLP regarding tax matters			S-4	8.1	000-16614	9/26/2011

8.2	Opinion of Fenwick & West LLP regarding tax matters			S-4	8.2	000-16614	9/26/2011

10.1	1991 Stock Option Plan for Non-Employee Directors, as amended			DEF 14A	A	000-16614	4/10/1996

10.2	Restated 1994 Stock Option Plan			10-K	10.1	000-16614	3/27/1996

10.3	Stock Option Grant Program for Nonemployee Directors under the NeoRx Corporation 1994 Restated Stock Option Plan			10-Q	10.4	000-16614	8/14/2002

10.4	2004 Incentive Compensation Plan, as amended and restated June 9, 2010			DEF 14A	Annex A	000-16614	4/28/2010

10.5	Stock Option Grant Program for Nonemployee Directors under the 2004 Incentive Compensation Plan, as amended June 14, 2007			10-Q	10.5	000-16614	11/18/2007

10.6	Form of Non-Qualified Stock Option Agreement under 2004 Incentive Compensation Plan, as amended June 14, 2007			10-Q	10.6	000-16614	8/9/2007

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

10.7	Form of Incentive Stock Option Agreement under 2004 Incentive Compensation Plan			10-Q	10.30	000-16614	11/9/2004

10.8	License Agreement dated as of April 2, 2004, between Poniard Pharmaceuticals, Inc. and AnorMED, Inc. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			10-Q	10.23	000-16614	5/10/2004

10.9	Amendment No. 1 to License Agreement effective as of September 18, 2006, between Poniard Pharmaceuticals, Inc. and AnorMED, Inc. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			10-Q	10.9	000-16614	11/14/2006

10.10	Lease Agreement dated November 24, 2010, between Poniard Pharmaceuticals, Inc. and Selig Real Estate Holdings Company, LLC			8K	10.1	000-16614	12/01/2010

10.11	Cost Sharing and Confidentiality Agreement dated August 20, 2010, between VIA Pharmaceuticals, Inc. and Poniard Pharmaceuticals, Inc.			8-K	10.1	000-16614	9/15/2010

10.12	Change of Control Agreement dated as of February 5, 2010, between Poniard Pharmaceuticals, Inc. and Michael S. Perry			8-K	10.3	000-16614	2/11/2010

10.13	Key Executive Severance Agreement dated as of February 5, 2010, between Poniard Pharmaceuticals, Inc. and Michael S. Perry			8-K	10.4	000-16614	2/11/2010

10.14	Letter Agreement dated as of June 22, 2011, between Poniard Pharmaceuticals, Inc. and Michael S. Perry			8-K	10.4	000-16614	06/27/2011

10.15	Amended and Restated Key Executive Severance Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Ronald A. Martell			10-K	10.16	000-16614	3/16/2009

10.16	Amended and Restated Change of Control Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Ronald A. Martell			10-K	10.17	000-16614	3/16/2009

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

10.17	Amendment No. 1 dated as of February 5, 2010, to Amended and Restated Key Executive Severance Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Ronald A. Martell			8-K	10.2	000-16614	2/11/2010

10.18	Amendment No. 1 dated as of February 5, 2010, to Amended and Restated Change of Control Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Ronald A. Martell			8-K	10.1	000-16614	2/11/2010

10.19	Restricted Stock Unit Award Notice and Restricted Stock Award Agreement, dated October 6, 2009, with Ronald A Martell			10-K	10.21	000-16614	3/16/2010

10.20	Letter Agreement dated as of June 22, 2011, between Poniard Pharmaceuticals, Inc. and Ronald A. Martell			8-K	10.3	000-16614	06/27/2011

10.21	Amended and Restated Key Executive Severance Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Cheni Kwok			10-K	10.24	000-16614	3/16/2009

10.22	Amended and Restated Change of Control Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Cheni Kwok			10-K	10.25	000-16614	3/16/2009

10.23	Letter Agreement dated as of June 22, 2011, between Poniard Pharmaceuticals, Inc. and Cheni Kwok			8-K	10.6	000-16614	06/27/2011

10.24	Amended and Restated Key Executive Severance Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Anna Wight			10-K	10.26	000-16614	3/16/2009

10.25	Amended and Restated Change of Control Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Anna Wight			10-K	10.27	000-16614	3/16/2009

10.26	Letter Agreement dated as of June 22, 2011, between Poniard Pharmaceuticals, Inc. and Anna Wight			8-K	10.7	000-16614	06/27/2011

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

10.27	Amended and Restated Key Executive Severance Agreement dated as of February 24, 2009, between Poniard Pharmaceuticals, Inc. and Michael K. Jackson			10-K	10.30	000-16614	3/16/2009

10.28	Letter Agreement dated as of June 22, 2011, between Poniard Pharmaceuticals, Inc. and Michael K. Jackson			8-K	10.5	000-16614	06/27/2011

10.29	Form of Directors’ Indemnification Agreements			8-K	10.1	000-11614	4/28/2006

10.30	Commercial Picoplatin Active Pharmaceutical Ingredient Manufacturing Agreement between Poniard Pharmaceuticals, Inc. and W.C. Heraeus GmbH, dated as of March 24, 2008. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			10-Q	10.36	000-16614	5/8/2008

10.31	Commercial Supply Agreement between Poniard Pharmaceuticals, Inc. and Baxter Oncology GmbH, dated as of November 22, 2008. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			10-K	10.36	000-16614	3/16/2009

10.32	Binding Commitment to Lend dated as of June 22, 2011, between Bay City Capital Fund IV, LP and Poniard Pharmaceuticals, Inc. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.32	000-16614	7/25/11

10.33	License Agreement between Allozyne, Inc. and the California Institute of Technology, dated as of October 14, 2005. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.33	000-16614	9/6/11

10.34	Amendment #1 to Exclusive License Agreement between Allozyne, Inc. and California Institute of Technology, dated as of February 19, 2007. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.34	000-16614	9/6/11

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

10.35	Amendment #2 to Exclusive License Agreement between Allozyne, Inc. and California Institute of Technology, dated as of June 30, 2008. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.35	000-16614	9/6/11

10.36	License Agreement between Allozyne, Inc. and Sigma-Aldrich, Co., dated as of September 25, 2007. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.36	000-16614	9/6/11

10.37	First Amendment to License Agreement between Allozyne, Inc. and Sigma-Aldrich, Co., dated as of October 31, 2007. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.37	000-16614	9/6/11

10.38	Second Amendment to License Agreement between Allozyne, Inc. and Sigma-Aldrich, Co., dated as of May 21, 2010. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.			S-4	10.38	000-16614	9/6/11

10.39	License Agreement between Allozyne, Inc. and The Scripps Research Institute, dated as of June 25, 2010. Certain portions of the agreement have been omitted pursuant to a request for confidential treatment.		X

10.40	Loan and Security Agreement between Allozyne, Inc. and Comerica Bank, dated as of July 30, 2008			S-4	10.40	000-16614	9/6/11

10.41	First Amendment to Loan and Security Agreement between Allozyne, Inc. and Comerica Bank, dated as of June 9, 2009			S-4	10.41	000-16614	9/6/11

10.42	Subordination Agreement between Allozyne, Inc. and Comerica Bank, dated as of June 25, 2009			S-4	10.42	000-16614	9/6/11

10.43	Lease Agreement between Allozyne, Inc. and ARE-SEATTLE NO. 14, LLC, dated as of November 14, 2007			S-4	10.43	000-16614	9/6/11

10.44	First Amendment to Lease between Allozyne, Inc. and ARE-SEATTLE NO. 14 LLC, dated as of October 9, 2008			S-4	10.44	000-16614	9/6/11

10.45	Second Amendment to Lease between Allozyne, Inc. and ARE-SEATTLE NO. 14, LLC, dated as of July 9, 2009			S-4	10.45	000-16614	9/6/11

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

10.46	Convertible Promissory Note and Warrant Purchase Agreement between Allozyne, Inc. and the Purchasers, dated as of April 19, 2007			S-4	10.46	000-16614	9/6/11

10.47	Amendment to Convertible Promissory Note and Warrant Purchase Agreement and Convertible Promissory Notes between Allozyne, Inc. and the Purchasers, dated as of October 22, 2007			S-4	10.47	000-16614	9/6/11

10.48	Convertible Promissory Note and Warrant Purchase Agreement between Allozyne, Inc. and the Purchasers, dated as of June 25, 2009			S-4	1048.	000-16614	9/6/11

10.49	Amended and Restated Convertible Promissory Note and Warrant Purchase Agreement between Allozyne, Inc. and the Purchasers, dated as of May 23, 2011			S-4	10.49	000-16614	9/6/11

10.50	Series A Convertible Preferred Stock Purchase Agreement between Allozyne, Inc. and the Investors, dated as of October 19, 2005			S-4	10.50	000-16614	9/6/11

10.51	Series B Convertible Preferred Stock Purchase Agreement between Allozyne, Inc. and the Purchasers, dated as of October 22, 2007			S-4	10.51	000-16614	9/6/11

10.52	First Amendment to Series B Convertible Preferred Stock Purchase Agreement between Allozyne, Inc. and the Purchasers, dated as of March 31, 2009			S-4	10.52	000-16614	9/6/11

10.53	Second Amendment to Series B Convertible Preferred Stock Purchase Agreement between Allozyne, Inc. and the Purchasers, dated as of June 25, 2009			S-4	10.53	000-16614	9/6/11

10.54	Amended and Restated Investor Rights Agreement between Allozyne, Inc. and the Investors, dated as of October 22, 2007			S-4	10.54	000-16614	9/6/11

10.55	Amended and Restated Stockholders Agreement between Allozyne, Inc. and the Investors, dated as of October 22, 2007			S-4	10.55	000-16614	9/6/11

10.56	Waiver of Milestone Events to Cause the Second Closing of the Sale of Series B-2 Convertible Preferred Stock, dated as of July 29, 2009			S-4	10.56	000-16614	9/6/11

10.57	Executive Employment Agreement between Allozyne, Inc. and Meenu Chhabra, dated August 14, 2007			S-4	10.57	000-16614	9/6/11

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

10.58	Amendment to Executive Employment Agreement between Allozyne, Inc. and Meenu Chhabra, dated October 22, 2007			S-4	10.58	000-16614	9/6/11

10.59	Executive Employment Agreement between Allozyne, Inc. and Kenneth H. Grabstein, Ph.D., dated October 7, 2005			S-4	10.59	000-16614	9/6/11

10.60	Amendment to Executive Employment Agreement between Allozyne, Inc. and Kenneth H. Grabstein, Ph.D., dated October 22, 2007			S-4	10.60	000-16614	9/6/11

10.61	Executive Employment Agreement between Allozyne, Inc. and Meenu Chhabra, dated September 23, 2011			S-4	10.61	000-16614	9/26/2011

10.62	Executive Employment Agreement between Allozyne, Inc. and John Bencich, dated September 12, 2011			S-4	10.62	000-16614	9/26/2011

23.1	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm		X

23.2	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm		X

23.3	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm		X

23.4	Consent of Perkins Coie LLP (included in Exhibit 5.1 hereto)			S-4	23.4	000-16614	9/26/2011

23.5	Consent of Perkins Coie LLP regarding tax matters (included in Exhibit 8.1 hereto)			S-4	23.5	000-16614	9/26/2011

23.6	Consent of Fenwick & West LLP regarding tax matters (included in Exhibit 8.2 hereto)			S-4	23.6	000-16614	9/26/2011

24.1	Power of Attorney			S-4	24.1	000-16614	7/25/11

99.1	Form of Proxy Card for Poniard Pharmaceuticals, Inc. Special Meeting of Shareholders		X

				Incorporated by Reference
Exhibit No	Exhibit Title	To be Filed by Amendment	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

99.2	Opinion of Leerink Swann LLC, financial advisor to Poniard Pharmaceuticals, Inc. (included as Annex E to the proxy statement/prospectus/consent solicitation)			S-4	99.2	000-16614	7/25/11

99.3	Consent of Leerink Swann LLC, financial advisor to Poniard Pharmaceuticals, Inc.			S-4	99.3	000-16614	7/25/11

99.4	Consent of Meenu Chhabra to serve as director			S-4	99.4	000-16614	9/6/11

99.5	Consent of Steven Gillis, Ph.D. to serve as director			S-4	99.5	000-16614	9/6/11

99.6	Consent of Michael Steinmetz, Ph.D. to serve as director			S-4	99.6	000-16614	9/6/11

99.7	Consent of Carl Weissman to serve as director			S-4	99.7	000-16614	9/6/11

101.INS	XBRL Instance Document			S-4	101.INS	000-16614	9/26/2011

101.SCH	XBRL Taxonomy Extension Scheme Document			S-4	101.SCH	000-16614	9/26/2011

101.CAL	XBRL Taxonomy Extension Calculation Document			S-4	101.CAL	000-16614	9/26/2011

101.DEF	XBRL Taxonomy Extension Definition Linkbase			S-4	101.DEF	000-16614	9/26/2011

101.LAB	XBRL Taxonomy Extension Label Linkbase			S-4	101.LAB	000-16614	9/26/2011

101.PRE	XBRL Taxonomy Extension Presentation Linkbase			S-4	101.PRE	000-16614	9/26/2011